Form 20-F
period 1999-12-31
TITAN TRADING ANALYTICS INC
filed 2000-04-06
CIK 1076639

        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                         ON MARCH 31, 2000

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                             FORM 20-F

                           ANNUAL REPORT
                           -------------

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
      SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 1999.

                 TITAN TRADING ANALYTICS INC.
---------------------------------------------------------------------
  (Exact name of Registrant as specified in its charter)

                        INAPPLICABLE
---------------------------------------------------------------------
      (Translation of Registrant's name into English)

             PROVINCE OF BRITISH COLUMBIA, CANADA
---------------------------------------------------------------------
        (Jurisdiction of incorporation or organization)

  201 SELBY STREET, NANAIMO, BRITISH COLUMBIA, CANADA V9R 2R2
---------------------------------------------------------------------
           (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                        Name of each exchange
         Title of each class            on which registered
         ---------------------          -----------------------
               NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                COMMON SHARES WITHOUT PAR VALUE
---------------------------------------------------------------------
                        (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                              NONE
---------------------------------------------------------------------
Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

  COMMON SHARES WITHOUT PAR VALUE:  8,857,001 as of March 31, 2000
---------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  __    No   X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X     Item 18 __

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rates: As at October 31, 1999 the median bidding exchange rate of Canadian dollars into United States dollars was $1.4720
Canadian to $1.00 US.

---------------------------------------------------------------------
                        TABLE OF CONTENTS
---------------------------------------------------------------------
Part I                                                       Page No.
------                                                       --------
Item 1.    Description of Business...........................       4
Item 2.    Description of Property...........................      22
Item 3.    Legal Proceedings.................................      23
Item 4.    Control of Titan..................................      23
Item 5.    Nature of Trading Market..........................      24
Item 6.    Exchange Controls and Other Limitations
           Affecting Securities Holders......................      25
Item 7.    Taxation..........................................      26
Item 8.    Selected Financial Data...........................      28
Item 9.    Management's Discussion and Analysis of Financial
           Condition and Results of Operations...............      30
Item 10.   Directors and Officers of Titan...................      42
Item 11.   Compensation of Directors and Officers............      44
Item 12.   Options to Purchase Securities from Titan or
           Subsidiaries......................................      45
Item 13.   Interest of Management in Certain Transactions....      45

Part II
---------
Item 14.   Description of Securities to be Registered........      48

Part III
---------
Item 15.   Defaults Upon Senior Securities...................      49
Item 16.   Changes in Securities and Changes in Security for
           Registered Securities.............................      49

Part IV
---------
Item 17.   Financial Statements..............................      50
Item 18.   Financial Statements..............................      67
Item 19.   Exhibits..........................................      67

Signature Page...............................................      68

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-KSB contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The information set forth under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", identify important additional factors that could materially adversely affect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


                             PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. ("Titan") is a financial software developer and Internet web site publisher. Titan's software business has been in a development stage since commencing operations in May 1994. The Internet website publication has been in development since October 1996. The focus of Titan's present business plan is to publish and market a paid monthly subscription service to its new independent stock screening research service, its daily stock market indicators, and its daily market commentaries published on the Company's Internet website.

The beta test website of the new monthly subscription service with full e-commerce capability went online in late February 2000. It has not yet been actively marketed to the public, pending completion of beta testing and planned new equity financings to secure funds to ramp up advertising, marketing and sales.

Titan's stock screening and market timing publication is targeted at stock brokers, their clients and private online traders. The website is located at www.titantrading.com. The US stock brokers and active trader client target market represents an estimated market size of 1,250,000 potential users. The second private online stock trader target market has an estimated market size of 10,000,000 individuals.

Initial website development has been completed on the new Titan Platinum Alert big cap stock screening service, combined with stock market timing. Beta testing is taking place on newly developed online credit card transaction processing on secure e-commerce servers, the development of the initial database management software capabilities, as well as the development of fax, email and wireless messaging delivery of subscriber information. This process is expected to continue in development and beta test during the next quarter, along with the introduction of the more mainstream TitanGold stock screening and market timing service for smaller private portfolios in mid cap and small cap stocks.

At the heart of Titan's core trading technology is a proprietary and proven methodology for short-term stock market timing using neural networks. Neural networks are a mathematical pattern recognition technique used in a wide variety of non-linear system estimation and predictive modeling applications. Titan applies the technique to determining probable short term direction of the stock market and to identify market turning points based on real time monitoring of several technical market indicators.

Titan recently received excellent written customer testimonials from several high profile users who have benefited financially by using Titan's stock market timing service. These testimonials form the basis for a planned aggressive advertising and marketing campaign scheduled to begin in the third quarter of the current fiscal year.

The main objective of Titan's online subscription service is to provide an independent stock screening service in combination with short term stock market timing, in order to provide a trading solution that creates wealth and preserves capital for subscribing private and institutional traders and investors.

During development of its trading technology, Titan has used its software to conduct ongoing trading system software research and development, to trade S&P500 stock index futures contracts and currency futures contracts for its own account, for stock day-trading, and in the publication of financial information on its Internet web site.

Effective April 1, 1999 Titan stopped all developmental stock day-trading activities. By July 30, 1999 all stock index and currencies trading activities were stopped. This was done to avoid potential regulatory problems that arose during the clearing of the initial Form 20-F registration with the SEC, to reduce financial risk during the development stage of operations and to concentrate all human and financial resources on the development of the new online financial subscription service.

Titan has developed a series of financial software programs which support its website publications. These include an advanced financial trading simulator called VirtualTrader, a series of US stock market trading indicators and trading software for trading the S&P 500 stock index, the Dow Jones Industrial Index and the NYSE Composite Index ( "the Stock Index Trader Software"), and a portfolio of currency trading software programs for trading the Japanese Yen, Swiss Franc, and British Pound
( "the World Currency Trader") and a proprietary method of screening high quality stocks for short term trading applications.

VirtualTrader is a software based training simulator for traders, previously licensed to private and professional traders that are existing Omega Research TradeStation software users. VirtualTrader software can only function if the user already owns TradeStation software. Titan has only supported TradeStation software version 4.0 with its VirtualTrader ("VT") software version 2.07. VT is now incompatible with the latest version of TradeStation and accordingly has limited long term sales potential. Titan is no longer pursuing marketing and sales of its VirtualTrader software, concentrating all resources on the new online subscription service.

Titan's Stock Index Trader software has never been sold or licensed to third parties, and is used for ongoing research and development and in the online subscription service. Technical stock market indicator information generated by the Stock Index Trader software is published on Titan's website as part of the online subscription service.

Titan's World Currency Trader is not offered for sale or license to the general public. It has been licensed to and used by registered professional money managers for hedging currency risk in international stock portfolios. There are no present plans to market the World Currency Trader software.

HISTORY OF BUSINESS DEVELOPMENT

Titan was incorporated by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia, Canada on November 30, 1993 under the name "KBK No. 24 Ventures Ltd." The Company changed its name to "Titan Trading Analytics Inc.," by filing of an amendment to its Articles on November 14, 1994. Titan's principal business office is at 201 Selby Street, Nanaimo, British Columbia, and its registered and records office is located at 30 Front Street, Nanaimo, British Columbia.

Up to the period ended April 30, 1999, Titan raised a total of $2,802,962 in share capital through the sale of its Common Shares, and up to April 30, 1999 has invested approximately $1,362,185 in the development of its business. The balance of the funds raised as of April 30, 1999, totaling $1,447,931, is represented in the balance sheet as current assets, software and systems development and capital assets.

On November 23, 1994, Titan incorporated Titan Trading Corp. ("TTC") under the Company Act of the Province of British Columbia, Canada, as its wholly owned subsidiary. TTC was originally incorporated with a view to eventually forming a separate trading business. These plans will be pursued following the launch of the online subscription business. TTC has no income, expenses, assets or liabilities and is presently an inactive subsidiary.

EMPLOYEES

The following is a brief description of the Titan's non-officer employees:

John Austin is General Manager and has been a full time employee of Titan since November 1995. Since graduating with a degree in Business Administration from Utah State University in 1972, Mr. Austin has held a number of marketing, service and sales management positions, including marketing manager for TNT between 1987 and 1991, where he was involved in the research and development of trading software. Between 1992 and 1994 he was engaged in the establishment, development and sale of several private businesses. Mr. Austin manages the development of Titan's stock screening technology and provides technical support of all online subscription services.

Greg Kennedy joined Titan as a full-time Manager of Marketing and Sales on November 17, 1998. Mr. Kennedy graduated from the University of Alberta in 1989 with a business degree in Marketing and Statistics. He gained sales, marketing, brokerage and stock trading experience during 8 years in the investment business as a registered securities representative for McDermid St.Lawrence Securities Ltd. Mr. Kennedy is a full-time employee of Titan.

In addition to the above noted employees, Titan has three officers that are remunerated as independent consultants, two of whom are contracted full time. The current business plan of the Company contemplates establishing operational headquarters in the United States during the current fiscal year and hiring a marketing management and sales administration team to fully launch the online financial subscription service.

For information regarding Titan's officers and directors see Item 10.

1998-99 FISCAL PERIOD OPERATIONAL PLAN

Titan believes that the rapid growth in the Internet-based discount brokerage business in North America and the recent strong growth of online Internet trading provides a growing marketplace for Titan's independent online stock market research, stock screening and stock market timing service.

The marketplace is extremely competitive with numerous small and large competitors attempting to establish themselves as leaders in the marketplace. As a result of the growing competition and the low cost of entry for new competitors, it is expected that a major advertising and marketing campaign will be required to successfully launch the new subscription service. This will require that the Company obtain additional capital to fund the extent of advertising considered necessary to launch the latest plan.

With the scale and timing of planned business expenditures conditional upon additional equity placements of its securities over the next 12 to 18 months, Titan expects to make the following minimum planned expenditures in its business:

1.    $500,000 on television, radio and Internet advertising.
2. $100,000 on high speed redundant Internet servers & communications equipment.
3. $750,000 for additional staffing to effect a marketing launch of the subscription service.
4. $145,000 in ongoing software and systems research and development for 12 months.

If the full capital plans of the Company are fully realized during the next twelve months, expenditure levels are expected to exceed those levels set out above.

PRINCIPAL PRODUCTS AND SERVICES

The main focus of the present business plan is to publish and market the paid monthly subscription services as noted below. There are several components of a fully expanded planned subscription services as follows, each of which can be separately subscribed to as sections of the pay site. Certain high traffic sections of the Titan web site will be supported by planned advertising revenues:

1. The N1 stock market timing indicator service, by email, wireless and web site publication.
2. Platinum Alert stock screening of big caps Nasdaq and NYSE stocks.
3. TitanGold stock screening of mid cap and small cap US stocks.
4.  Special situation alerts by email.
5. Core stock portfolio analysis for long term buy and hold investing.
6. Market Timing service for investor covered call writing strategies.

Original 1996 plans called for the delivery in North America of a SkyTel pager based financial trading subscription service. A launch was deferred in late 1997 for technical pager delivery reasons and to develop a more mainstream mass market financial trading service for stock traders, to be delivered over the Internet instead. Having proven up the market timing concept with several satisfied customers, during 1999 Titan developed its stock screening methodology and the new service was put in service on a beta test basis in February 2000, with the signing of the first 15 pay subscribers and 175 opt-in email subscribers.

During 1997 and 1998, Titan developed and tested its VirtualTrader simulator software to support sales as well as for internal use in trading system development. VirtualTrader is an advanced training simulator for traders that allows users to replay market data on a computer at user adjustable speeds, as if the financial market data were actually coming in to the computer each minute, allowing the user to simulate a real time computer based financial market data feed. This makes it possible and practical for stock and other commodity traders to easily test simple and complex trading methods and money management strategies, without requiring any software programming of mechanical trading rules, technical methods or systems, and without risking any trading capital.

The VirtualTrader program lets traders enter simulated trades on price charts, enter market orders, stop loss orders, trade exit orders and track trading performance. Titan likens VirtualTrader to a flight training simulator for pilots, except it is a training simulator for traders. Traders can conveniently test trading strategies, technical trading methods and different trading indicators, at a lower cost, with more convenience, and with greater ease than conventional methods of computerized historical back-testing.

Titan uses the VirtualTrader software in the development of its own trading software. Titan has used VirtualTrader software to develop a technical analysis based approach position trading high volume
NASDAQ, AMEX and NYSE stocks. This work resulted in key software now used to generate the stock screening services published in the subscription service.

The trading methods, indicators and software developed by Titan to be used in the planned Internet Subscription Service, are intended to allow subscribers to more effectively trade US stocks based on extensively tested methods developed by Titan.

The published trading indicators measure short term market trends and price momentum over several days more accurately than the standard existing real time and end of day technical market trading indicators contained in programs such as Omega's TradeStation and SuperCharts software based on tests conducted by Titan. This is expected to provide subscribers with a short-term market timing advantage in that indicators can be used to improve short term market timing decisions and to better identify risks of trades based on technical analysis approaches now popularized by software programs such as TradeStation and SuperCharts.

A principal advantage of Titan's service is that the published N1 stock market trading indicator is generally more accurate than the most popular and conventional trading indicators in use by technical traders that Titan has tested. The two most popular conventional trading indicators used by technical traders are Stochastics (Fast and Slow K) and Moving Average Convergence Divergence (MACD) indicators, both of which are price based trading indicators. The accuracy of Titan's stock market indicators has not been independently verified but rather is based on Titan's own in-house computer testing on historical and real time data using the testing capabilities of TradeStation as noted below on page 9.

Titan's trading software developments center around the application of Artificial Intelligence ("AI") to stock index trading, using neural networks and expert systems. Neural networks are an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans by being able to "learn" to recognize complex patterns through trial and error without being programmed with specific, preconceived rules. AI based software trading software can be taught complex relationships between sets of variables and use them to find market correlations and relationships that humans cannot easily see on their own.

All Titan's software products, including those under development, are designed to operate in conjunction with TradeStation or SuperCharts, two of the industry's leading Windows-based technical analysis and stock and commodity price charting programs, developed and marketed worldwide since late 1991 by Omega Research Inc. of Miami, Florida, USA ("Omega"). Most third party TradeStation software requires the Omega software to be installed on the same computer in order to operate. Customers must therefore obtain a license third party applications. Titan's software operates within Omega's software platform by taking advantage of its data-feed interface, real-time data and price chart updating, and reporting functions. TradeStation was the world's first Microsoft Windows based, stock and commodity price charting program for graphically analyzing stocks, commodities and other securities. SuperCharts is a related Omega program for off-line technical market analysis. TradeStation allows the user to see the changes in various pre-programmed trading indicators on selected markets being traded as the market data is received, while connected to a market data feed. This is referred to as 'real time' price charting and allows technical market analysis of price action to take place as the market events are actually happening.

Both TradeStation and SuperCharts are widely used software programs that allow users to develop, test and automate technical analysis of the financial markets, and to run developed trading software and various standard and custom financial trading indicators in real-time. The Titan's software products have been designed to be loaded into and to operate within the TradeStation and SuperCharts software platforms and to take advantage of the automation and price charting and technical analysis features built into those products and their user-friendly Microsoft Windows operating system environment.

Titan's website subscription service allows potential users to benefit from the many years of testing and substantial expenditures on research, software and systems development by Titan as an Omega solution provider as applies to the position trading of stocks. The fact that Titan is able to provide extensively tested trading solutions to users provides a competitive advantage that the Company believes it can exploit at a profit once adequate resources are in place for advertising, marketing and sales.

PRINCIPAL MARKETS AND METHODS OF DISTRIBUTION

Titan plans to market the new paid monthly Internet Subscription Service to the full service stock brokerage and online trader markets through an established Internet web site presence, trade shows, direct advertising in trade periodicals, direct seminars and mail campaigns, and in-house direct sales. In addition, Titan plans to establish wider channels of distribution with the support of distributors and agents, and through a combination of its own web site and third-party Internet banner advertising.

Up to April 30, 1999 Titan has made $149,631 in software product sales and licensing. The principal market for the sales and licensing of its products and services is in the US. Up to October 31, 1999, approximately $146,390 of the sales and licensing of its sales and licensing were in the United States, and approximately $14,000 was in Great Britain.

The Titan has installed a computerized sales lead tracking and database management system capable of supporting telephone sales and service support functions which it uses to manage customer service, direct mail campaigns, and marketing and investor relations administration.

COMPETITION AND COMPETITIVE STRATEGY

The worldwide financial software and information services marketplace is both crowded and intensely competitive, with strong growth being reported in the online Internet trading segment of the marketplace. The emergence of high volume discount brokerage services and online Internet trading with firms such as E-Trade and Datek has changed the industry business model and expanded the activities of online stock traders dramatically.

The marketplace for the planned Internet Subscription Service is crowded and intensely competitive. There is a wide variety of products providing direct competition to the Titan's software, and a constant threat of new entrants into the market in all areas of the financial software marketplace. Titan considers the VirtualTrader software and the planned Internet Subscription Service to be its two principal products. The main identified competitors to these two products are listed in the following paragraphs.

COMPETITION FOR TITAN'S PLANNED INTERNET SUBSCRIPTION SERVICE

The financial services sector of the Internet is extremely competitive. Titan estimates that there are over 100 Internet sites that could be considered to be competitors to Titan's planned Internet Subscription Service. There are also new competitors coming onto the Internet everyday. The market is intensely crowded and competitive. The following Internet sites are examples of competitors to the Titan's planned Internet Subscription Service, broken down into two categories, as follows: full pay sites, or free or low cost sites. Note that the description of the service is not complete and all prices mentioned are the published price of the identified service.

Titan's planned Internet Subscription Service does not presently contemplate using what are called 'live chat rooms' or 'live real time trading desks' where various groups of traders can simultaneously log onto a website and discuss trading online. The Titan service will be primarily an end of day Internet posted and e-mail publication, supplemented with periodic intraday postings and market alerts delivered by e-mail or fax. Titan's planned Internet Subscription Service will provide short term market price momentum analysis and market timing on US stock markets and will also publish specific baskets of high quality, high volume US stocks that exhibit strong recent historic correlation to Titan's live Internet market call record. It is expected that the primary users of the Titan Internet publication service will be full service stock brokers and private stock traders.

A)  COMPETITIVE ANALYSIS OF FULL PAY WEB SITES

1. Societe Anonyme. This is a $200 per month paid subscription site. It provides daily e-mail alerts on US momentum stocks, and general news and commentary on the stocks the site follows.

2. Anthony@Pacific. This is a paid subscription site with various options available: Silver service: $85 per month, $950 per year, 1 hour delayed calls via e-mail. No site access; Gold service: $400 per month, $4,150 per year, Real-time calls via browser window and e-mail; Platinum service $1,000 per month, $10,000 per year.

3. Trading Places.net. This is a $279.95 per month paid subscription service for real time trading desk news alerts, and access to live trading (chat) room 24 hours per day. There is a cost of $399.95 per month for real time market hours training for day traders, real time news and trade alerts, and full access to live trading room.

4. The Momentum Trader: This is a $200 per month paid subscription service. The service includes early morning market preview and an End of Day market wrap, both sent by email. Similar to TradingPlaces.net, it employs a live trading room-chat room.

5. DayTraders Online. This is a $179.00 per month paid subscription service that provides a live trading desk service.

6. Pristine Daytrader. This is a $125.00 per month service that offers pay per view via Stockhouse Online. It includes a database of over 9,000 securities to determine which ones appear to be offering the best opportunities, and then outlines specific trading strategies to take advantage of them. This service includes intra-day updates. It also offers a Pristine Lite service at $19.95 per month, designed for the developing trader.

B) COMPETITIVE ANALYSIS OF LOW COST OR FREE WEB SITES

1. Clearstation.com. This is a financial advisory web site that helps investors make investment decisions by identifying and interpreting stock trends.

2. The Bull Market Report. This is a newsletter (specific to hi-tech issues) delivered daily, with News Flashes delivered via email on timely events $125 per year or $39 for two months.

3. The Street.com. This is a subscription service that includes full site access, three emails daily and a weekend wrap up. The service is $9.95 per month or $99.95 per year.

4. Jag Notes. This is a compilation of 32 Wall Street brokerage and analyst stock picks. Subscription is $9.95 per month or $99.95 per year.

5. Tradehard.com. This site develops, assembles and centralizes market analysis and information, and provides free email summaries. The service costs $10 per month.

6. Investools. This site provides investors with a broad selection of independent financial research at a subscription price of $14.95 per month.

7. Tulips and Bears. This site provides an email service featuring portfolio picks and shorts, with free real time quotes and stock charts.

THE TARGET MARKET AND MARKET SIZE ESTIMATES:

There are estimated to be over 250,000 full service stockbrokers in the United States. With the addition of an estimated 5 active trader clients per broker, the market size for this subscription market segment is 1,250,000 potential subscribers. The full service broker segment is dominated by eight major firms that employ approximately 75,000 stock brokers. These include Merrill Lynch, Solomon Smith Barney, Morgan Stanley Dean Witter, Charles Schwab, AG Edwards, Paine Webber, Prudential Securities, and Raymond James. The following analysis examines the main competitors and competitive factors affecting these segments of the two main target markets.

COMPETITIVE ASSESSMENT - BROKER MARKET SEGMENT

Competing subscription services, or services serving the same target market, include such services such as Dorsey Wright, Wall Street
Strategist, the Pristine Daytrader, JagNotes, Multex Investor and others. None are exactly similar to Titan's service.

The Wall Street Strategist is referenced below as the closest broker market competitor and is referenced as an actual example of market penetration.

Wall Street Strategist "WSST" claims to have a subscriber base of 4000 existing full service brokers from 250 brokerage houses. The
WSST service does not provide stock market timing. Its strength is its marketing and brand recognition.

The private trader segment is now being targeted by WSST for future expansion. A promotion is underway to provide new subscription services to private online traders. WSST claims a private trader segment market size of 10,000,000 potential subscribers. WSST is considered the main direct competitor to Titan's service.

COMPETITIVE MARKET ASSESSMENT - PRIVATE TRADER MARKET SEGMENT

There are hundreds of small Internet based stock tout subscription services on the Internet. Most appear to are low quality under-financed sites. They pose a problem of fracturing the marketplace with confusing choices for the uninformed private trader. Titan's strength in competing in the private trader market segment is that we offer a 'total solution', that can be delivered in a convenient way.

a.  WWW.CLEARSTATION.COM

One of the two main competitors for the private trader market segment is considered to be Clearstation.com, purchased in 1999 by E-trade for a reported $160 million. To date, this small company has implemented a simple service and established a community for private stock traders which is an Internet based subscription service that competes directly with the application of Omega's TradeStation software. It offers the advantages of ease of use, convenience, an established peer community, online market share and brand recognition that is already established. It also has the strength of its co-branding affiliation with and the financial strength of the E-Trade.

b.  OMEGA RESEARCH INC.

The second private trader segment competitor is Omega Research Inc. of Miami Florida (Nasdaq symbol OMGA). Omega is an established market leader that recently merged with Online Trading in an announced +$300 million merger. Omega has recently altered course with its new Internet delivery strategy in response to changing market conditions. Omega's marketing strategy is to represent that its TS2000i product tells customers "when to and when to sell - when to trade". TS 2000i is expensive and is only a partial solution for most users. It does not meet the needs of the larger mass market of private traders due to its complexity.

Omega has proven marketing experience, strong financial resources and an installed base of 35,000 existing customers. Omega publicly reports a current monthly rate of new telephone responses to ads of 15,000 to 20,000 traders looking for stock market trading solutions. Omega's TS2000i software is a complex product requiring that the private trader develop his own trading solutions with TradeStation. The recent Omega acquisition of WindowsOnWallStreet reflects Omega's effort to address the lower end of the market and targeting the private trader.

Titan offers the "what to trade and when to trade" part of the customer need with its stock market timing and stock screening solution. With Titan's service, convenience and ease of use is emphasized. Skill development is not a major requirement for the user, as is the case with the use of TradeStation. The customer avoids significant startup and set up costs otherwise payable using Omega's software, as well as the high ongoing monthly costs for data feeds, such as those provided by WindowsOnWallStreet.

Titan's strategy is to deliver the subscription service to stock traders over the Internet, providing greater convenience and at lower cost than Omega's current products. That is how we intend to compete in the private trader segment of the market.

INTELLECTUAL PROPERTY RIGHTS

Titan's ability to compete effectively depends in part on its ability to protect its core software technology. Titan relies for protection of its technology on a combination of: (1) trade secrets; (2) technical complexity; (3) common law copyright and trademark protection; (4) non-disclosure agreements; (5) password protection;
(6) software encryption schemes; and (7) the physical security of its source code.

Despite these measures and precautions, it may be possible for unauthorized third parties to copy Titan's website subscription information and redistribute it to others. Titan has not to date attempted to obtain copyright registration for any of its software products, though it may do so in the future. There can be no assurance, however, that registration will be granted if applied for. Moreover, certain aspects of Titan's software products are not subject to intellectual property protection in law, and to the extent that protection is available, its extent may differ from one jurisdiction to another.

Titan has not applied for patents nor does it plan to apply for or receive any patent protection for any of its software products or product parts, under Canadian or US law.

TRADING AND TESTING ACTIVITIES

Beginning in 1994 and continuing through 1995, Titan was generally focused on the initial development of its software products and therefore did no trading or testing activities. In 1996 through 1999, as development continued, Titan began system testing its trading software. System testing, as used in this document, refers to Titan's own use of the software to trade securities at a time when the particular software was still under development. System testing expenses are a trading system research and development activity of Titan, associated with testing, validating and completing the final testing and development of a trading system. Direct costs of carrying out test trades using the trading system, including commissions costs of the trades and the net gains and losses from such trades, are included in this expense category. It does not include any costs of the software development itself or any other costs associated with demonstrating the software to a prospective customer.

By April of 1998, the Stock Index Trader software and World Currency Trader software (as described above) were substantially tested and thus reference to any income and losses made from trading after this time is described in the financials as "Trading" income or loss rather than as "System testing" income or loss. The table below provides a summary of trading and testing income and losses, by year, using this distinction.


                      1999      1998     1997     1996    1995
                      ----      ----     ----     ----    ----
Trading           $(29,687) $ 70,607        0        0       0
System Testing    $(17,391) $(42,490) $56,761 $(57,934)      0
                  --------  --------  ------- --------
Net gain or (loss)$(47,078)  $28,117  $56,761 $(57,943)      0

The 1999 trading loss reported above in the sum of $29,687 was a loss not actually from trading, but was a foreign exchange loss in the US dollar denominated trading accounts due to the rising value of the Canadian dollar during the year. Trading software for stock indexes and currencies was installed in Titan's computers in April 1998. A trading program has been carried out since that time to demonstrate the software technologies and under development.

In September 1998 the Titan commenced testing online stock day-trading activities over the Internet for the Titan's account with Titan funds as part of its planned VirtualTrader training and trader development services program. This program was later expanded to include training of experienced third party stock traders trading their own company funds at Wolverton Securities Ltd., a registered brokerage in British Columbia. This trading involved the use of in-house day-trader software to trade high volume NASDAQ, AMEX and NYSE stocks in short-term intra-day trading, based on methods developed and practiced in the VirtualTrader trading simulator. Daytrading is considered high risk due to market volatility, trade slippage problems, occasional Internet execution errors, normal random short-term price movements, and the margin leverage involved. In general these same risks apply to all of the company's trading activities, except that with stock daytrading, slippage losses and Internet execution errors present a far higher proportional cost and risk that when position trading stock indexes or currencies.

All System testing losses noted above since April 1998 are from stock daytrading activities. As mentioned previously, all trading activities by Titan have now been discontinued.

BREAKDOWN OF TOTAL SALES AND COSTS TO DATE

Titan's total revenue from sales and operations during the past five fiscal years by category of activity was as follows:

FYE October 31, 1999
--------------------

Software Sales and Licensing        $ 38,921
Trading Income (loss)               $(29,687)*
Interest and other Income           $ 28,821
                                    --------

Total                               $ 38,055
---------------
*There was $17,391 in System testing Losses (separately reported as an expense) during this period

FYE October 1998.
-----------------

Software Sales & Licensing          $ 53,051
Trading Income                      $ 70,607*
Interest and other Income           $ 41,457
                                    --------

Total                               $165,115
---------------
*There was $42,490 in System testing Losses during this period
(separately reported as an expense).

FYE October 1997
----------------

Software Sales & Licensing          $ 36,040
System testing                      $ 56,761
Interest and Other Income           $ 58,581
                                    ---------

Total                               $151,382

FYE October 1996
----------------

Software Sales & Licensing          $ 21,213
System testing                      $      0*
Interest and other Income           $ 35,290
                                    --------

Total                               $ 56,503
-------------
*There was $ 57,934 in System testing Losses during this period
(separately reported as an expense).

All sales are to unaffiliated customers, and because of the limited amount of revenue generating activities and immateriality no breakdown has been made into geographic markets or as to differences in contribution made by revenue to total operating losses over the past three fiscal years.

Note that software sales reported in the audited financial statements to the end of fiscal year ended October 31, 1998 and earlier include revenue received from beta test versions of software programs and from software products in early stages of market testing. System testing income reported in the financial statements represents trading income derived from company trading software still under development. System testing expenses reported in the financial statements under expenses represents trading losses from trading software still in a testing and development stage. See also "Breakdown of Total Sales and Costs to Date" under Item 1, "Description of Business".

Once management has determined that a particular trading software system has been satisfactorily tested in actual trading operations, income from that point forward is reported as trading income or loss, as the case may be.

STATUS OF NEW PRODUCTS OR SERVICES

The focus of the present business plan is to test, develop, publish and market a paid monthly subscription service to its daily stock market indicators and market commentaries through its Internet website. This service has not yet been offered to the general public. Titan is constantly refining and developing its trading software to maintain its integrity and marketability. As a result there is and will be an on-going research and development effort with associated costs to Titan. Titan anticipates spending approximately $250,000 over the next 18 months on research and development efforts. Moreover, new products are constantly being investigated and sought within the general area of the current products developed by Titan. No new products, however, other than those described in this filing have been formally announced to the public.

ACOUNTING POLICY ON PRODUCT RESEARCH AND DEVELOPMENT

Titan's accounting policy on software development is to capitalize Software and Systems Development and amortize that cost over the expected useful life of the software. Research and Development, on the other hand, is fully expensed in the year incurred. Titan distinguishes Software and Systems Development from Research and Development in that Software and Systems Development involves expenditures on the development of software that creates an asset, the economic benefit of which is expected to extend into several future periods.

System testing is an expense category that represents a research and development activity associated with the development of trading software. While trading software is in a development stage, the costs of test trading such trading software, including all trading gains and losses and all transaction costs, are booked in the accounts as system testing expense or recovery, as the case may be. Once the trading software is fully developed, all gains or losses from trading with the software are reflected in the accounts as trading income or trading loss as the case may be. The following table reflects the inclusion of the following system testing expenses (recovery) by year: 1998 system testing expenses - $42,490, 1997 system testing recovery ($56,761), 1996 system testing expenses - $57,934.

As noted above, Titan's policy is to maintain an ongoing program of Software and Systems Development and Research and Development in order to maintain the quality and competitiveness of its products, services and trading efforts. The following represent total expenditures by Titan on Systems and Software Development, which costs are capitalized as incurred and then subject to amortization, as well as Research and Development expenses, and include the costs of system testing expenses and expense recovery incurred or realized on trading systems under development, during each of the past three fiscal years:

Software and Systems                   System testing
Development              R&D expense   (recovery)           Total

FYE 10/99   $141,778     $46,800       $ 17,391             $205,969
FYE 10/98   $198,718     $ 3,483       $ 42,490             $244,691
FYE 10/97   $146,134     $ 3,483       $(56,761)            $ 92,856
FYE 10/96   $129,935     $ 7,436       $ 57,934             $195,305
                                                            --------
                                                            $738,821
                                                            --------

The planned software and systems development expenditures budgeted for fiscal year 2000 is $135,000.

DISTINCTIVE AND SPECIAL CHARACTERISTICS OF OPERATION

In the North American financial software industry it is a regulatory requirement and practice, to which the Titan adheres, to make no representations that any user will or is likely to achieve profits or suffer losses similar to those described in any product literature or in any published historical trading simulations, computer test results, or trading simulator software practice sessions.

As a Canadian operation to date, Titan does not believe it is under the jurisdiction of the United States Commodities and Futures Trading Commission ("CFTC"). However, Titan conducts its business in a manner consistent with the rules and regulations of the CFTC with respect to sales of trading system software and commodity futures trading activities that may take place within the United States. In the past, Titan's sales procedures provide for the inclusion of a Disclosure Statement in product license agreements, manuals and promotional literature in the form prescribed by the CFTC. In addition, Titan's standard form of license agreement governing use of its software and services, includes warnings as to the risk of reliance on hypothetical trading results, and as to the risk of trading losses. Terms of license and sale provide that nothing contained in the Titan's software products or related user manuals, represents, or is intended to represent, the furnishing of financial advice by the Titan, its officers, agents or employees. Users are warned that the pattern recognition software and services provide educational, technical trading information, neural network indicator readings, and buy/sell signals for the decision support of users, who at all times remain responsible for their own actions as the result of use of the product or service, and any use of Titan products and services in the absence of such an acknowledgment of these terms, is unauthorized by the Company.

Titan is not a registered member of the National Futures Association
(NFA) and does not conduct a commodity trading business in the United States. Consequently, Titan does not presently come under the direct regulatory jurisdiction of that industry governing body.

Titan does not sell trading systems. Titan is not presently registered with the CFTC or NFA as a Commodity Trading Advisor (CTA) and does not offer commodity trading advice or presently solicit or trade third-party managed accounts. Titan may plan to conduct such business in the future and may eventually become registered as a CTA in the United States and or in Canada. These plans would first require the passage by management of a CTA examination, registration and appropriate filings, which Titan has not yet begun. There can be no assurance that Titan will ever submit or obtain such CTA registration in the ordinary course of its business, nor may the
Company ever be required to do so.   Should Titan become a CTA, or
manage or trade third-party managed accounts in the future, which it does not presently do, or if Titan begins to conduct trading operations in the future in the United States, which it does not currently do, Titan would then be directly governed by the regulations and administrative policies of the CFTC and the NFA. Titan would accordingly register with the CFTC as may be required at such time that such future activities might take place.

Titan is not presently registered, or required within its current business operations to be registered as an investment advisor with any government or regulatory body in the United States, Canada or elsewhere.

As noted above, on or before Titan offers its full new planned
Internet Subscription Service to the general public in the United
States, it plans to register as an Investment Advisor with the United States Securities and Exchange Commission.

RISK FACTORS AFFECTING THE BUSINESS OF THE COMPANY

The risk factors set-forth below are believed to be important in that they may have a material impact upon the Titan's future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement made by or on behalf of the Titan. All material risk factors known to Titan are discussed below, however, note that unknown factors, not discussed in this filing, could also have a material adverse effect on Titan's actual financial and other results.

1. Short operating history and likelihood of continuing operating losses. Titan commenced operations in May 1994, and has to date been largely engaged in product research and development and establishing its new product development and marketing strategy. Titan's accumulated deficit to October 31, 1999 is $1,775,381. Titan's initial products and planned services are just beginning to become available for market release and sale. Titan thus has a limited operating history and is expected to continue to incur start up losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Titan's ability to succeed depends upon it eventually achieving positive cash flow, failing which it may have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

2. Early stage of development and no assurance of market acceptance of the Titan's paid monthly subscription services. Titan's planned Internet Subscription Service is in an early stage of development. Although a small level of subscriptions have been effected on the beta test site and there is an established market for similar products and planned services, there can be no assurance of market acceptance of Titan's subscription services.

3. Dependence on the timely development and release of new software products and services. Achievement of Titan's objectives, and its future operating results, are dependent upon completion of its marketing programs and on the success of its new online financial services. Timing in this regard is crucial, as other similar services that reach the market prior to Titan's service may be able to obtain and maintain business that would have otherwise gone to Titan. There can be no assurance that Titan's timing and business plan will be sufficiently successful to achieve sustained profitability in its operations.

4. Dependence on key personnel. Titan depends on its key officers, including its founder and President, Michael Paauwe, and its Vice President and Manager of Software Development, Michael Gossland, and the general manager John Austin. Although Titan has key man life policies in place for Paauwe and Gossland, there is no key man life insurance on John Austin and loss of any of the ongoing services of these three individuals would have a materially adverse effect on future operating profits and prospects.

5. Dependence on in-house direct sales and the lack of any existing established indirect sales and distribution channels. Titan plans to market its services through direct sales efforts. The Titan has recently appointed new marketing and sales staff but does not presently have in-house staffing of experienced sales and marketing personnel. There can be no assurance that the Titan will be able to attract and retain the necessary personnel as and when required. The Titan may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that it will be able to establish or maintain these channels cost effectively.

6. Extensive competition and rapid technological change. The online financial services market is intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Although Titan's software and service is technically numerous competitors are already established in this marketplace. Titan will seek to establish its market position through the sale of subscriptions to its high quality, fully tested trading solutions and by making its service available at reasonable cost to customers through direct and indirect marketing channels. However, there can be no assurance that the Titan will be successful in this effort, or, if successful, that Titan will have the resources to sustain any early growth or market penetration it may achieve.

There are large numbers of established financial trading and trading software companies. Many are larger than Titan, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if Titan achieves significant success in penetrating the online finacial services market, financially stronger companies may seek to enter this market and compete for market share.

The market for online trading of stocks and related services accessible to PC users is changing rapidly. The recent applications growth and emergence of the Internet as a low cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatening the existence of established data and information vendors, as well as full service brokers. This creates technical, competitive and business trends, with uncertain outcomes, which adds to the business risk.

7. Potential Trading Losses to Subscribers. Under its present business plan, Titan no longer carries out any kind of trading activity, therefore the previous risks identified in this area no longer apply. However, trading activity by Titan subscriber clients still involves trading even when conducted by experienced practitioners. The historic results of Titan's website published market calls trading performance are not as accurate and dependable a measure of profitability as actual trading results. Past performance cannot be guaranteed or necessarily assumed to continue in the future. Potential subscribers must expect trading losses in actual trading operations and potentially wide fluctuations in monthly trading performance. This present an ongoing legal and financial risk to Titan, notwithstanding the protection afforded the Company by the careful use of industry standard legal disclaimers regarding its subscription services.

8. Limited intellectual property protection and physical security. Titan depends on its ability to protect its core proprietary software technology. In this regard, Titan relies on protection of its technology by a combination of trade secrets, technical complexity, common law copyright and trademark protection, non-disclosure agreements, password protection and software encryption schemes, and on the physical security of its source code. Despite these measures and precautions, it may be possible for unauthorized third parties to copy Titan's published financial information and offer it to the marketplace as its own, or use the service and not pay for it. To date, Titan has not sought to obtain copyright registration or patent protection for any of its software products, though it may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of the Titan's software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of the Titan's proprietary technology and its ability to effectively compete. There is an ongoing risk of financial losses due to piracy of Titan's subscription services.

9. Possible high degree of volatility in the future price of Titan's stock. Factors such as news announcements on technical developments, innovations by Titan, its competitors or third parties, industry developments in high-technology companies in general, general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, or a lack of liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of the Titan's shares. Changes in the trading price of its shares may be unrelated to Titan's performance or its future prospects. In addition, investors in Titan's shares may lose their entire investment if Titan fails in its business.

10. Control by existing officers and directors. Titan's executive officers and directors currently own or control an aggregate of 3,031,401 of the issued and outstanding shares of the Titan which represents approximately 34.2% of the outstanding shares as at October 31, 1999. As a result, these shareholders will continue to be able to control the composition of Titan's board of directors and to have a significant influence over its affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a future change of control of Titan. Under certain circumstances, this type of limitation may be considered to be potentially adverse to the interests of other shareholders.

11. Dependence on financial industry. Titan is affected by general economic and regulatory conditions affecting national and international financial markets. A worldwide economic downturn, therefore, may have an adverse effect on Titan's business, operating results or financial condition.

12. Possible changes in derivatives market and the regulatory environment. Titan's software provides pattern recognition and market timing information related to stock indexes and related derivatives. Derivatives instruments have been involved in a number of well publicized recent financial losses, including those involving Barings Bank and Orange County, in California, and more recently, Long Term Capital Management, among others. Such losses have led to increased governmental scrutiny and potential new regulation of hedge funds and derivatives markets generally. Any new regulatory requirements affecting the sale or distribution of trading related services may have the effect of imposing new and unexpected costs on Titan and this may affect future expenses and operating results. There remains an ongoing risk of an adverse impact of possible new governmental regulations on Titan's business.

13. Technological change. The online financial services marketplace is characterized by constant and rapid technological change. There is no assurance that the Titan will be able to sustain the cost of the research and development efforts required to continue to compete and keep pace with this technological change. If Titan cannot continue to compete on a technical basis, this will likely have a materially adverse effect on its operating results and financial condition.

14. Potential product liability claims. The Titan does not maintain product liability insurance against bugs or defects in the general performance of its software products that are used to provide information in its financial subscription service. In accordance with standard industry practice, established by Omega Research Inc., the subscription license agreements entered into in connection with its products and services that all these risks are borne solely and entirely by the customer. There can be no assurance that these provisions will protect Titan from all potential product liability claims in all markets in which it may sell its products or offer its services.

15. Strategic marketing dependence on TradeStation and SuperCharts software of Omega Research Inc. Titan's VirtualTrader software and certain elements in the provision of its services, depend in part on the continued existence of a serviceable installed customer base of TradeStation and SuperCharts software products and customers. There is a risk that the market leadership now enjoyed by these Omega products, or their production, development or technical support may change substantially or be discontinued completely, which could have an adverse effect on Titan's operating results and financial condition.

16. Year 2000 potential negative business impact and risks. The Year 2000 (Y2K) computer problem may still have an adverse and unpredictable affect on Titan's operations as more fully disclosed under Management's Discussion and Analysis of Financial Condition and Results of Operations. Refer to the broader discussion referred to above for the status of Y2K readiness, relevant target dates and contingency planning. These risks are now minimized by the passage of time since the start of Y2000 and these risks will continue to diminish with time.

ITEM 2.  DESCRIPTION OF PROPERTY

Titan owns no real property or real property rights. Titan's principal business office is a rented facility located at 201 Selby Street, Nanaimo, British Columbia, Canada V9R 2R2. Due to the set-up of Titan's operations many business functions are undertaken from other confidential, remote locations in British Columbia, not owned by Titan.

Titan's proprietary financial trading software products and technologies generally fall into five categories:

1.	TradeStation based proprietary stock index trading indicators and general US stock market timing software. These are Titan designed neural network and expert system software based custom trading indicators and software based trading methods, installed on a computer with the third-party software programs TradeStation or SuperCharts. These trading indicators are designed to provide short-term, predictive market timing information on the US stock market indexes such as the S&P 500 index. The indicators are based on advanced pattern recognition methods which are automated, mathematically based methods of recognizing recurring market patterns, based on the use artificial intelligence techniques, including expert systems and neural networks. The trading indicators are designed for trading US stocks and stock indexes, OEX, NYSE and NASDAQ markets. They provide market timing information for those indices for US stock traders and investors.
Recently Titan has developed proprietary stock screening software which produces lists of NASDAQ and

NYSE stocks that meet predefined short term technical trading criteria, that will be used in the new Internet Subscription Service (See
DESCRIPTION OF BUSINESS).

2.	TradeStation based proprietary world currency trading software.
These are Titan designed software based trading methods for trading world currencies including the Japanese Yen, the German
Mark,  now replaced by the Euro, the Swiss Franc and the British
Pound. To operate, the software needs to be installed on a computer with the third party software programs TradeStation or SuperCharts. The methods are designed for intermediate term trading. Trades are typically held for weeks or months. The currency trading methods can also be easily adapted to trading in any other high volume world currencies.

3.	VirtualTrader product software written in Microsoft Visual Basic
4.0 and Omega's Easy Language software.

4.	Proprietary software testing and trading system development tools.
These are proprietary software programs written in Microsoft
Visual Basic 4.0 and 5.0, programmed into Microsoft Excel, or written in Omega's Easy Language trading system development language. These are a group of software utilities, authored and owned by Titan, consisting of a number of specialized trading system development software tools that are used in Titan's ongoing software research and development programs to perform data manipulation, custom system testing, mathematical functions, code development and software debugging capabilities not available in commercially available off-the-shelf software. This custom software provides Titan with the advantages of rapid systems research, greater flexibility in systems testing, and higher quality software debugging and trading system validation and deployment.

5.	Internet web site software for the Titan's web site. Titan has a body of custom software developed for its web site that facilitates ongoing maintenance. This software is written in PERL scripts and includes all the custom graphics and other HTML code for the web site. New e-commerce software is under test and development to manage secure online credit card transactions in connection with the new Internet Subscription Service, together with subscriber database management systems and website security software.

ITEM 3.  LEGAL PROCEEDINGS

Titan is not currently a party to any material legal proceedings;
nor, to Titan's knowledge, are there any legal proceeding pending or threatened of which Titan would be a party, or any of its property or assets are likely to be subject.

ITEM 4.  CONTROL OF TITAN

As far as is known to Titan, and except as disclosed in this filing, Titan is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

The following table sets forth as of March 31, 2000 information with respect to ownership of (a) any person or company who is known to Titan to be the owner of more than 10% of any class of the Titan's voting securities, and (b) the total amount of any class of the Titan's voting securities owned by the officers and directors as a group.

---------------------------------------------------------------------
    (1)                   (2)               (3)            (4)
Title or class    Identity of Person   Amount Owned  Percent of Class
                      or Group
---------------------------------------------------------------------
Common Shares     TTN Escrow Capital      3,000,000        34.0%
without par value        Corp.
---------------------------------------------------------------------
Common Shares     Directors and Officers  3,031,401        34.2%
without par value  	as a Group
-------------
Note 1: TTN Escrow Capital Corp. ("TTN") is a private company owned by Michael Paauwe (66.67%) and Michael Gossland (33.33%), who are the only officers and directors of TTN.

As of the date hereof, there are no arrangements known to Titan, the operation of which may at a subsequent date result in a change in control of the Titan.

ITEM 5.  NATURE OF TRADING MARKET

Titan's shares are listed and traded on the Canadian Venture
Exchange, called the "CDNX". The CDNX website can be viewed at www.cdnx.ca.

Titan's shares are not currently trading on any US stock exchange or on the over-the-counter market. Accordingly, there is currently no public market for Titan's common stock in the United States.

There can be no assurance that any market will develop after the effective date of this Registration Statement. Titan plans to list its securities on the NASD Over The Counter ("OTC") Bulletin Board market during the next few months, but no assurance can be given that any NASD OTC Bulletin Board listing will occur.

Titan's shares presently trade on the Canadian Venture Exchange. Public trading in Titan's shares commenced in Canada on July 24, 1996. The following table sets-forth the high and low sales prices for Titan's shares for the quarterly periods shown, expressed in Canadian Dollars and the trading volume in number of shares for the applicable time period.
---------------------------------------------------------------------
    (1)                                  (2)       (3)          (4)
Year and Month                          High       Low         Volume
---------------------------------------------------------------------
November 1, 1999 - January 31, 2000     4.25      1.00      1,773,038
August 1, 1999 - October 31, 1999       1.75      0.96        500,020
May 1, 1999 - July 31, 1999             2.15      1.10        728,038
February 1,1999 - April 30, 1999        1.25       .88        556,100
November 1,1998 - January 31, 1999      1.35       .85        425,400

August 1, 1998 - October 31, 1998       1.48      1.20        294,800
May 1, 1998 - July 31, 1998             1.55      1.41        455,350
February 1, 1998 - April 30, 1998       1.49      1.30        765,926
November 1, 1997 - January 31, 1998     1.44      1.25        224,900
August 1, 1997 - October 31, 1997       1.60      1.20        622,490
May 1, 1997 - July 31, 1997             1.35      1.05        406,200
February 1, 1997 - April 30, 1997       1.60      1.30        812,400
November 1, 1996 - January 31, 1997     1.85      1.43        814,950

As of March 31, 2000 there are an estimated 550,000 common shares representing 6.2% of Titan's outstanding shares held of record by approximately 83 persons residing in the United States. Titan estimates, but cannot be certain, that there may be as many as 100 beneficial holders of its common shares holding approximately 600,000 shares of its stock in the United States, held in both registered and unregistered form.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
HOLDERS

Except as discussed in Item 7 as to taxes and withholding, the Titan is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of Titan's shares.

Titan is not aware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Memorandum or Articles of the Titan.

The Investment Canada Act (the "Act") governs acquisitions of
Canadian businesses by non-Canadian persons or entities. The Act provides, among other things, for a review of an investment in certain Canadian businesses having in excess of $25 million in gross assets.

The Act provides that a United States investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a United States investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control or control group holding a greater number of shares). If a United States investor wishes to acquire "control" of a Canadian corporation, that investor would be required to obtain approval if the asset value of the corporation is greater than $178 million Canadian. If the asset value of the corporation at the time of the proposed acquisition is less than $178 million Canadian, the investor wishing to acquire "control" need only file a form indicating his or her intentions. The Act also provides that if United States investors collectively hold greater than 50% of the issued and outstanding shares of the corporation, there is a rebuttable presumption that the corporation's status has changed to that of an American corporation. The effect of the change in status is that if the control of the Titan is deemed to be held by United States investors, and if Titan then wished to make investments of greater than $178 million Canadian in Canada, it would need governmental approval.

Certain transactions involving Titan's Common Shares would be exempt from the Investment Canada Act, including: (a) an acquisition of Common Shares made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control in connection with the realization of a security interest granted for a loan or other financial assistance, and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of Titan, through the ownership of voting interests, remains unchanged.

Provisions of the Investment Canada Act are complex, and any non-
Canadian contemplating an investment to acquire control of Titan should consult professional advisors as to whether and how the Investment Canada Act might apply.


ITEM 7.  TAXATION

The following paragraphs set-forth a summary of all material information regarding Canadian income taxation in connection with the ownership of Titan's shares. Note that these tax considerations are stated in general terms and should not be considered to be a substitute for independent professional advice on the subject of taxation of Canadian shares held by US stockholders. There may also be relevant state, or local tax considerations that are not discussed here.

Titan's management believes that the following general summary fairly describes the principal federal income tax consequences applicable to a holder of Titan's common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The description is not exhaustive of all possible Canadian federal income tax consequences, and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax consideration which may differ significantly from those discussed here.

DIVIDENDS

Dividends paid or credited on Titan's shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid or credited or deemed paid on shares of a corporation resident in Canada (such as Titan) to a resident of the United States, and also provides, pursuant to a recently ratified protocol, for a further reduction of this rate to 5% for dividends paid or credited on or after January 1, 1997 if the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the Company paying the dividend.

If a Non-Resident Security Holder carries on business in Canada through a "permanent establishment" or performs independent personal services from a fixed base in Canada, and the holding of shares in respect of which the dividends are paid is effectively connected with such permanent establishment or fixed base, the limitations set out in the preceding paragraph will not apply. Instead, the dividends will be taxed using the rates and rules of taxation generally applicable to residents of Canada.

A "permanent establishment" of a Non-Resident Security Holder can generally be described as a fixed place of business through which the business of a resident is wholly or partly carried on.

CAPITAL GAINS

A non-resident of Canada is not subject to the tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof.
A common share of the Titan will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder together with persons with whom he did not deal at arm's length, owned 25% or more of the issued shares of any class or series of the Titan.

Where a resident of the United States meets the 25% ownership tests described above, the person's capital gains realized on the disposition of Titan's shares will be subject to Canadian income tax if the value of Titan's shares is principally attributed to real estate, including the right to explore for or exploit mineral deposits, sources and other natural resources. Where a resident of the United States meets the 25% ownership test but the Titan fails the value of assets test, that person's capital gains realized on the disposition of Titan's shares would be eligible for exemption under the Canada - U.S. Income Tax Convention (1980) (the "Treaty") unless the U.S. resident had resided in Canada at any time in the ten-year period immediately preceding the disposition and was resident in Canada for 120 months during any 20 year period preceding the disposition.

DEEMED DISPOSITION ON DEATH

Where a resident of the United States owns shares that are taxable Canadian property as discussed above, that person will be liable for Canadian income tax on his capital gains or losses accrued to the date of death. Where the decreased transfers the property to his or her spouse or a qualifying spouse trust, the deceased's representative may be eligible to apply to defer the tax on the accrued gain pursuant to the Treaty. Where the application is accepted, the surviving spouse would pay tax on the capital gain accrued to the subsequent date of death.

ITEM 8.  SELECTED FINANCIAL DATA

The following table summarizes certain selected financial information of Titan (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (US GAAP). The information in the table was extracted from the more detailed financial statements for the fiscal year ended October 31, 1994 through the fiscal year ended October 31, 1999, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the heading "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 8 of Titan's October 31, 1999 financial statement included herewith for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on Titan's financial statements. To date, Titan has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. Titan has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of Titan to increase revenues from operations or to obtain additional financing or a combination of both. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."


SUMMARY OF FINANCIAL DATA
------------------------------------------------------------------------
                    Fiscal Years ended October 31
                    1999        1998         1997         1996      1995
------------------------------------------------------------------------
Revenue           $9,234    $123,658     $ 92,801     $ 21,213 $  11,165

Expenses        $653,804   $ 557,517     $293,615     $291,805 $ 336,058

Interest &
Other Income     $28,821   $  41,457     $ 58,581     $ 35,290 $   9,490

Net Loss for
the year
Canadian GAAP   $614,983   $ 392,402     $142,233     $235,302 $ 315,403

US GAAP         $746,860   $ 392,402     $142,233     $235,302 $ 315,403

Net Loss Per
Share(1)
Canadian GAAP      $(.07)     $(.04)       $(.02)       $(.03)    $(.78)

US GAAP            $(.13)     $(.07)       $(.03)       $(.06)    $(.78)

Net Working
Capital         $742,989  $1,340,017   $1,672,725   $1,579,827  $902,720

Total Assets
Canadian GAAP $1,050,074  $1,672,903   $1,924,638   $1,776,793  $977,238

US GAAP       $1,050.074  $1,672,903   $1,924,638   $1,776,793  $977,238

Long Term
Obligations         $NIL        $NIL         $NIL         $NIL      $NIL
________________________________________________________________________

(1)	Calculated based on the average weighted number of shares
outstanding on a non-diluted basis. 3,000,000 escrow shares, which are issuable based on future financial performance (see ITEM 4. CONTROL OF TITAN ) are excluded from the average weighted number of shares outstanding on a non-diluted basis, in calculating net loss per share under US GAAP, but are included in the same calculation under Canadian GAAP. However, this does not affect Net Loss for the year and therefore that figure in the table above remains the same under both US GAAP and Canadian GAAP.

To date, Titan has paid no dividends on its shares, and does not anticipate doing so in the foreseeable future. The declaration of dividends on Titan's Common Shares is within the discretion of Titan's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of Titan.

EXCHANGE RATES

As at October 31, 1999 the median bidding exchange rate of Canadian dollars into United States dollars was $1.4720 Canadian to $1.00
United States.

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York City, certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during a year. The source of this data is the Federal Reserve Bulletin and Digest.


Period         Period End    Average       High        Low
------         ----------    -------       ----        ---
(CDN$/US$)
1994             1.4030       1.3699       1.4078   1.3103
1995             1.3655       1.3689       1.4238   1.3285
1996             1.3697       1.3644       1.3822   1.3310
1997             1.4288       1.3894       1.4398   1.3357
1998             1.5375       1.4892       1.5770   1.4075
1999             1.4440       1.4827       1.5095   1.4440

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR 2000 POTENTIAL NEGATIVE BUSINESS IMPACT AND RISKS

The Year 2000 computer problem may still have some adverse and unpredictable affect on Titan's operations due largely to the ongoing dependence on various third party software programs and financial market exchange data vendors. This risk factor has now subsided substantially.

The principal risk identified in prior filings was Titan's reliance on Omega Research Inc.'s TradeStation (TS) software product. The TradeStation product is the platform upon which Titan's main software products operate. On June 30, 1999 Omega Research Inc. shipped the Year 2000 patch for TradeStation 4.0 to Titan and its other customers. During July 1999 Titan fully implemented the Year 2000 patch into its VirtualTrader software product and completed extensive testing to ensure that all other TS dependent company trading related software is now Year 2000 compliant, including the Stock Index Trader and the World Currency Trader.

Titan continues to depend on third-party financial data vendors of various market exchanges to supply real-time data in order to carry out its trading operations. To the extent that these data suppliers may still be adversely affected by the Year 2000 compliance issue, this may have the effect of limiting Titan's subscription service, and may adversely affect its financial results. As time passes following January 1st, 2000, the Y2K risk is expected to be diminishing rapidly.

The following discussion and analysis should be read in conjunction with Titan's consolidated financial statements and notes thereto appearing under Item 17 - "Financial Statements".

GENERAL OVERVIEW OF REVENUE AND EXPENSES

Titan is still a development stage company and presently receives income from the following sources; software sales, subscription income and interest and other income. Subscription income started only in February 2000 from the test website. There are only a small initial number of subscribers because advertising and marketing of the service has not yet commenced. VirtualTrader software is still sold to private and professional traders but marketing efforts in this area have been reduced in order to concentrate on the online subscription business. When sold, VirtualTrader is delivered to customers by a pre-arranged download from Titan's website. The terms of sale are always FOB Nanaimo, British Columbia, Canada. Delivery is confirmed by direct contact with customers following download of the software over the Internet.

Interest and other income reported in the financial statements totals $128,859 for the three years ended October 31, 1999. The interest income earned on cash balances is from Titan's own cash, and includes interest earned on short-term money market funds and short term treasury bills on corporate cash balances. The cash balances are reported in the financial statements as 'Cash, due from brokers, and short term investments'. Titan is not a broker dealer, does not presently trade any third-party funds, nor does it hold in its control any cash balances from any third parties. Brokerage accounts have now been closed and all trading activities have been discontinued pending new equity financings, a legal restructuring and any required regulatory filings.

In prior periods, income or losses from trading of fully developed and tested trading software was reported when earned, as trading income or trading loss, in each period. Income or losses from trading software still in development was reported in the financial statements as system testing income or expense, in each period, as was the case.

Trading Income was first reported in the fiscal year ended October 31, 1998 after the World Currency Trader software and Stock Index Trader software systems completed development and was fully installed in April 1998. Since that time and up to July 1999, a trading program was carried out, in part, to show the functionality and effectiveness of the software developed. Trading income from stock index and currency trading reported in fiscal year ended October 31, was $70,607 in the Fiscal Year Ended October 31, 1998 with the loss of $29,687 reported in 1999, due to a foreign exchange loss on the US denominated trading account balances from a rising Canadian dollar during 1999.

As noted in the TRADING AND TESTING ACTIVITIES section, in the past periods, while trading software was in a research and development stage, there was a final period of actual online testing which involved executing trades based on information provided by the trading indicators or models, in order to finally validate or ultimately reject a developed trading method and the related software. During this final testing and validation activity stage and before the software development was considered completed in all material respects, all related trading activity was booked in the company's accounts as System testing expenses, similar to an R&D function. Once that particular software or trading indicator was finally technically validated by real time testing in actual trading activity, only then was the development considered completed. Any continued trading activity results beyond that point based on that software was booked in the accounts as Trading Income or Trading Losses. Titan relies on the development experience and expertise of Michael Paauwe and Michael Gossland in making determinations that a particular trading method, system or indicator development is complete.

All Titan trading indicators and software was considered to be in the developmental stage until April 1998, when the company reported that development of the stock futures and currencies systems was considered complete. All stock index and currency trading activities since that date, whether resulting in a gain or a loss, have been booked in the accounts as Trading Income or Loss. All trading activity results which related to the stock daytrading development project, which took place from the August 1998 to the announced termination on April 1, 1999, were recorded as System testing because the systems were still in a testing and development stage up to the date that project was ended.

In order to aggregate all net gains or net losses from all trading activity, including System testing , net results are shown by year in the section and table entitled TRADING AND TESTING.

In analyzing Expenses incurred in operations by source, the largest components of expenses are the regular salaries and benefits for staff, the ongoing monthly contracted management fees, and professional fees representing mainly accounting and legal expenses. The next largest expense item is for amortization, which is a non-cash outlay that covers amortization of software and system development costs, as well as depreciation on office computer systems. Advertising, marketing and promotion expenses, travel and investor relations expenses are recurring cash expenses incurred in the ordinary course of the business of Titan. Expenses for office, rent, telephone and bank charges are relatively small constant monthly costs. System testing expenses reported in the most recent prior represents the losses from the now abandoned stock daytrading project. Directors fees are paid to the two outside directors and have averaged a total of $5,000 per year.

Daily market commentary and related short term stock market trading indicators have been published on Titan's website on a demonstration basis at no cost to visitors since October 1996. Traffic to the website generated 45,000 hits (website page views) in May 1999, rising from 27,000 hits in October 1998. By February 2000 traffic rose to a high of 172,000 hits on the site. Website traffic is expected to rise substantially upon the launch of a sustained advertising and marketing campaign in connection with the Internet Subscription Service that is expected to commence in May 2000. This service, providing various subscriptions to different services at different prices, is expected to be offered to subscribers at prices ranging from US $20 to $295 per month, depending on the features subscribed to.

CANADIAN GAAP  vs. US GAAP

Titan's consolidated financial statements are prepared in accordance with generally accepted accounting principles used in Canada (Canadian GAAP). Material differences resulting from the application of generally accepted accounting principles in the United States (US
GAAP) are described in Note 8 to the October 31, 1999 fiscal year end audited financial statements provided under Item 17. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars in accordance with Canadian GAAP. In the case of the Titan, the only material impact to date of the differences between Canadian GAAP and US GAAP in the financial statements, relates to the 3,000,000 escrow shares and the fact that these shares are not considered issued under US GAAP for purposes of calculating the net loss per share. Therefore, as noted in the discussion below, the net loss per share is increased under US GAAP versus that shown under Canadian GAAP.

Note 8 to the audited fiscal year ended October 31, 1999 financial statements of Titan, discusses the material differences between Canadian GAAP and US GAAP, and their effect on Titan's financial statements. Generally, under US GAAP, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excluding shares that are subject to escrow restrictions, unless the conditions for issuance are currently met or will be met by the mere passage of time. Titan has 3,000,000 escrowed shares that are subject to release on the basis of an earn out formula and not merely by the passage of time and this has resulted in the calculation of a greater loss per share under US GAAP than is the case under Canadian GAAP.

The existence and terms of release of the escrow shares affects the net loss per share calculations in the reconciliation between Canadian GAAP and US GAAP, due to the fact that under US GAAP, shares conditionally issuable are not to be used in the average number of shares outstanding in the calculation of net loss per share. Under Canadian GAAP these escrow shares are used in the calculation of the average number of shares outstanding for purposes of the net loss per share calculations. The result is that net loss for the year is the same under both Canadian GAAP and US GAAP but the net loss per share differs according to the reduced number of average shares outstanding as used in the loss per share calculations. The resulting differences in the loss per share calculations are as set forth in the financial statements for the FYE October 31, 1999 and in the table referred to above in Item 8
- "Selected Financial Data".

In addition, under US GAAP, the granting of stock options to directors, officers and employees may give rise to differences in the charge to income for compensation. Titan has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equaled the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized. Had Titan valued the options using a fair market value method (as required under SFAS 123) such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $NIL in 1999, $Nil in 1998, $Nil in 1997 and $6,350 in 1996. Thus, in the case of Titan, US GAAP results in an increase to compensation totaling $6,350, as described more fully in Note 8 to the audited fiscal year ended October 31, 1999 financial statements of Titan. This difference is also reflected in the loss per share calculations as set-forth in the table referred to above in Item 8 - "Selected Financial Data", together with the impact of the escrow shares, as noted in the discussion above.

ANNUAL REPORT OVERVIEW OF BUSINESS OPERATIONS FOR THE YEAR

During the past year we achieved a number of development stage milestones that brought us closer to achieving our goal of establishing a high potential Internet e-commerce growth strategy and a viable online financial subscription service business model:

* During 1999 we developed, tested and implemented our new stock screening technology for big cap US stocks, called Platinum Alert?. The project is now being expanded to cover mid cap and small cap stocks under the TitanGold? brand. This significantly expands our proprietary trading technology and supplements use of our existing real-time stock market timing indicators and systems. We are now able to deliver a high quality, independent, online stock position trading solution to a growing market of Internet based traders, stock brokers and money managers.

* During the second half of the fiscal year, we began to develop our e-commerce transaction processing software, to support the planned financial subscription service. This led to the development of our own e-commerce software capability for online Visa and Master Card credit card transaction processing over the Internet, which started in beta testing during March 2000. This will allow us to deliver our online subscription service in the future more efficiently, with added convenience, at lower cost and to a greater number of potential customers than would otherwise be possible.

* In December 1999 we finally cleared our Form 20-F registration of Titan's securities with the US SEC. This was done to facilitate access to future US equity financings and to clear the way for a listing on the NASD
OTC bulletin board in the US, now expected in April, 2000.

* During 1999 we discovered that many stock brokers and private traders were making substantial trading profits using the stock market research published on our website.
As a result we obtained and now publish on our website, several very high quality written product testimonials from users. These testimonials will be used to support the future advertising and marketing launch of the new subscription service.

* Titan's stock market capitalization increased by more than 100% after year end. The market began to recognize our corporate progress and this added significantly to shareholder value. The bull market climate in microcap and small cap stocks that emerged on the CDNX stock exchange and in US markets in early 2000, is expected to help us in the process of obtaining new equity financings to support our plans.

These developments, in combination, represent major steps in implementing our new Internet marketing strategy and establishing the basis for future profitable operations of the Company.

In 1999 we had to deal with a number of complex regulatory issues, as well as several challenging technical problems. This delayed our progress and frustrated some of our existing business plans. These problems are now substantially behind us. We have adapted our marketing strategies and business plans to bring about future growth and profitability in a highly competitive marketplace. We have made marked progress in implementing our new Internet marketing strategy as an online financial services enterprise. With the completion of planned new equity financings to secure substantial marketing and advertising resources, we should be able to fully ramp up our advertising, marketing and promotions programs this year and make the full transition from a development stage to an operating enterprise.

RESULTS OF OPERATIONS

FYE OCTOBER 31, 1999 COMPARED TO FYE OCTOBER 31, 1998

The company remained in a development stage during the fiscal year ended October 31, 1999. The loss for the year was $614,983, or $.07 per share. This compares to a loss of $392,402 or $.04 per share, for the fiscal period ended October 31, 1998. Total expenses were higher in part due to increased expenses of $79,770 for professional fees associated with filing and clearing the US SEC registration. This compares to ordinary course outlays for annual professional fees of $17,934 in the previous year.

Salaries and benefits doubled during 1999 to $122,099, compared to $63,224 in 1998. This resulted from additional staffing and higher rates of remuneration being paid, in order to bring pay rates closer to industry standards in our business. Research and development expenses increased to $46,800 in 1999, compared to only $3,483 in 1998. This R&D included increased software research costs associated with new website software and the new US stock screening software. It excludes $141,778 in software and systems development expenditures during the period, capitalized by the company and subject to amortization. Amortization expenses increased to $180,532, compared to $140,258 in the previous year. This was due to our increased Internet based investment and development initiatives.

Advertising, marketing and promotion expenses dropped this period because planned marketing expenditures were postponed, as a result of the delays in completing new website and stock screening software. The new website software took several months longer than expected to complete and get ready for market. Our business plan timetable was adversely impacted by the required management resources to complete and clear the SEC filings, which were finally completed in December 1999. It took eleven months from the time of the initial filing and several revisions to ultimately get clearance on our Form 20-F United States registration with the SEC.

Total revenue for the year was only $38,055, including interest and other income of $28,821. This compares to total revenue $165,115 in 1998. The reduced revenue is the result of significant changes in our development and marketing strategy and in our business plans as noted. Trading income was flat for the year, compared to a gain of $70,607 in 1998. Stock daytrading activities ended in April 1999 and in the third quarter we ended all in-house trading activities to satisfy regulatory issues and avoid potential regulatory conflicts related to our status as a public company. We decided to stop all trading activities to focus all our corporate resources on the new Internet product development and marketing strategy.

The future for potential revenues from trading related activities is now expected to be established by newly structured strategic alliances and a revised legal and operational structure. These plans will allow us to exploit our trading technology in the future directly, without potential regulatory conflict. This restructuring will take months to completely implement. The reported 1999 trading loss of $29,687 arose from foreign exchange losses on US dollar trading accounts, not from trading gains and losses. 1998 trading income was $70,607. Trading gains made earlier this year were offset by currency trading losses in the third quarter.

Titan is not a broker-dealer, investment advisor, or an investment company, as defined by Canadian or United States rules. As a result of the recurring regulatory issues raised in this regard during the 1999 SEC review and reduced working capital, all in-house trading activity by Titan in its present structure has been suspended until a revised business plan for this aspect of our business and the required legal and financial restructuring can be implemented.

$410,854 cash was used in operations during the year, compared to $258,904 the previous year. $141,778 was invested in software and system development. 29.3% of the operating loss for the year was from amortization expense, which is a non-cash outlay. During 1999 there was no money raised from financing activities and we hope to address the reduction in working capital as a priority during 2000.

LIQUIDITY AND CAPITAL RESOURCES - OCTOBER 31, 1999

See also the Cautionary Note Regarding Forward-looking Statements on
--------------------------------------------------------------------
page 3.
-------

As at October 31, 1999 the Company had total assets of $1,050,074, cash balances of $761,007 and net working capital of $742,989. This compares to total assets of $1,672,903, cash balances of $1,363,818 and net working capital of $1,340,017 as of October 31, 1998. These asset balance reductions arose from the losses.

During the twelve month period ended October 31, 1999 there was a decrease in cash of $602,809 of which $410,854 was from cash used in operations and $162,577 was from investing activities. $141,778 was invested in software and systems and $20,799 in acquisition of capital assets, mainly computer systems. There was no cash raised from financing activities during this period. The net loss for the fiscal period ended October 31, 1999 was $614,983 compared a net loss of $392,402 for FYE October 31, 1998. Losses are expected to continue for the next several quarters.

In order to sustain future operations in the scale necessary to effectively carry out our business plans and achieve our revenue goals, further equity capital will be required to supplement existing resources. This will allow us to establish US headquarters, add key management staff and fully launch our marketing and sales campaigns. Negotiations toward that end are now in progress.

With the scale and timing of planned business expenditures conditional upon additional equity placements of its securities, over the next 12 to 18 months Titan expects to make the following planned expenditures in its business:

1. $500,000 on television, radio and Internet based advertising,
2. $100,000 on high speed redundant Internet server, & communications equipment
3. $750,000 for additional staffing to effect a marketing launch of the subscription service.
4. $145,000 in ongoing software and systems research and development

The Company plans to initially secure between $1.5 million and $2.5 million in new equity capital service in the next six months, to fund the expanded marketing and sales program for the new online subscription service. If these capital plans of the Company are fully realized during the next twelve months, expenditure levels could exceed those levels set out above.

By reference to the working capital resources and liquidity risks outlined above, Titan has insufficient current liquidity and working capital resources to sustain the operations in accordance with present business plans for the next 12 months, without obtaining the additional equity financing referred to above. As a contingency plan, expenditures will be adjusted in accordance with the timing and level of equity financing actually raised by the Company during the next several months.

As Titan does not as yet have net income from its operations and does not currently have an existing credit facility, liquidity beyond the next 12 months depends on its ability to either generate earnings in the future, access the capital markets or enter into joint venture agreements. The ability of the Company to access the capital markets or to enlist new joint venture partners is determined in part by the success or failure of its current and prospective sales.

The Company expects to be able to announce progress in new financings within days or weeks of this filing.

Long term Management Contracts with Michael Paauwe & Associates and Michael Gossland & Associates were re-negotiated after year-end. New contracts were approved by the Board of Directors and entered into effective January 2, 2000. These contracts create expenditure commitments of $22,000 per month to December 2003 and additional amounts if not renewed at that time.

Titan has not entered into any other material commitments for capital expenditures as of the end of the latest fiscal year end or the subsequent interim period to the date of this filing, except as disclosed above. We do not anticipate any significant capital purchases other than those discussed above.

Titan is not aware of any material trends, favorable or unfavorable, in its capital resources other than as discussed here, and does not anticipate any material changes in the mix of the relative use of these resources.

FYE OCTOBER 31, 1998 COMPARED TO FYE OCTOBER 31, 1997

At the end of this last fiscal year end reporting period, Titan had cash balances of $1,363,816 and net working capital of $1,340,017, compared to cash balances of $1,667,530 and net working capital of $1,672,725 at October 31, 1997.

Total revenue for the year increased to $123,658 (not including $41,457 in Interest and other income) compared to $92,801 ( not including $58,581 in Interest and other income) in the previous year arising from small increases in software sales and trading income.

Total assets dropped to $1,672,903 from $1,924,638 at October 31, 1997. This reflects a net loss in operations for the fiscal year ended October 31, 1998 of $392,402, or $.04 per share, compared to a net loss of $142,233, or $.02 per share in the year ended October 31, 1997. The cash loss in operations for the fiscal period ended October 31, 1998 was $287,898 compared to $61,560 in the fiscal year ended October 31, 1997. The $226,338 increased cash loss in operations came about as a result of the following factors, in combination. Advertising, marketing and promotion expenses jumped by $81,142 over the prior period as marketing efforts to introduce Titan and its products to the institutional sector were scaled up. Management fees and salaries and benefits also increased during the period compared to the last year by $36,110. Investor relations expenses were incurred for the first time in the amount of $31,888 as a result of the costs of presentations to stock brokers and potential investors in Europe and in offshore financial markets. System testing expenses of $42,490 were incurred, an increase from $NIL the previous year, which sum included new increased costs from VirtualTrader related stock day trading activities. These increased expenses include and reflect the costs of hundreds of small scale test trades being conducted over the internet with related commission costs, to develop, test and validate the stock day trading software under development. These costs do not include any costs to demonstrate the software to potential customers but relate strictly to net losses inclusive of commissions from test trading hundreds of 100 lot ( the purchase of 100 shares) NASDAQ stock trades during the development project, subsequently abandoned in April 1999.

Pay scales of a key employee were increased and management fees expense and software and systems development costs increased as the result of re-negotiated base monthly contract rates effective January 1, 1998 (see "Related Party Transactions") for officers Paauwe and Gossland . First time management bonuses of $20,000 were paid to each of Gossland and Paauwe, and directors' fees totaling $5,000 were paid to the two outside directors Paul Shatzko and Robert Shatzko.
Marketing and general
corporate promotions expenses rose compared to prior periods due to efforts to increase corporate business exposure in the US and Europe. Payments averaging approximately US$8,000 per month since December
1997 covering marketing promotions expenses were made to an independent contractor who is an associate of one of the directors. This covered general corporate promotion, initial marketing efforts and customer and shareholder liaison expenses in connection with the promotion and licensing of the World Currency Trader software systems in London England, negotiations on promotions with public relations firms in Europe, discussions and negotiations with US market makers for sponsorship on a US bulletin board listing for Titan, promotion to offshore investment groups of the World Currency Trader software systems, presentations of Titan's technology to Canadian banks, Canadian brokerages and high net-worth investors, negotiations on product reseller arrangements with US firms, evaluation, monitoring and reporting on the growth of new online trading and the impact on VirtualTrader development, and ongoing monthly market research and reporting.

During this period Titan licensed its World Currency Trader software for a period of twelve months to an international money manager based in London. This resulted in the securing of an independent testimonial as to the profitability of the World Currency Trader software software when applied to currency hedging in international stock portfolio management following use by this client. This testimonial is expected to form the basis for future European software marketing efforts..

Expenditures on software and systems development during the period were $198,718. This compares to expenditures of $146,134 in the fiscal year ended October 31, 1997. These expenditures on software and systems development were primarily the result of developing the stock day-trading and position trading simulations capability of the VirtualTrader software and the costs of solving related stock market data conversion problems necessary to facilitate the development of that that application. Of the total software and systems development expenditures of $198,718 reported during this period, an estimated $138,000 is attributed to developing the stock trading capabilities and solving the related data conversion problems. Out of the balance of $60,718 in expenditures, an estimated $41,000 is allocated to VirtualTrader software debugging and $19,718 to final development of the Stock Index Trader software.

The main development project on the VirtualTrader stock day-trading software application neared completion during this period. Trading income improved over prior period testing results because the position trading software went formally online in April of 1998. Trading income of $70,607 offset system testing expenses for the year of $42,490. Actual trading operations started to contribute to operations. In sum, the better contribution to operations from trading during this period in the sum of $70,607 is the result of having substantially completed trading system development of the stock index trading software effective in April 1998.

Cash balances were supplemented by the exercise in May 1998 of $131,250 in broker warrants by Yorkton Securities Inc. of Calgary, Alberta, Canada. These agent warrants were still outstanding from the agency agreement related to the initial public offering completed in British Columbia in July, 1996. This exercise of broker warrants contributed funds to increase expenditures on travel, corporate promotion and investor relations. Travel, marketing and promotion expenditures increased as the result of efforts to promote Titan's software and systems technology to new potential US Canadian and European institutional clients.

A small direct mail campaign on the VirtualTrader software product was initiated to test the market during the second quarter with limited results. The effectiveness of advertising and marketing programs to date on sales of the VirtualTrader software into the futures trading market segment has been limited. The market size of this segment is small and this is reflected in the relatively small level of software sales to date.

During late 1998 the focus of further applications and software development work on the VirtualTrader shifted to electronic, high volume NASDAQ and NYSE stock day-trading applications. Development of this new application resulted in unplanned delays, extra software testing and larger development expenditures in the most recent fiscal year. As noted above, total expenditures on software and systems development increased by $52,584.00 over the previous year. This was all attributable to the stock daytrading development project.

Applications work on the VirtualTrader stock trading application neared completion during the final quarter ending October 1998, and as noted above, actual online system testing started in September
1998.

FYE OCTOBER 31, 1997 COMPARED TO FYE OCTOBER 31, 1996

As of October 31, 1997 total assets were $1,924,638, up from total assets of $1,776,793 as of October 31, 1996. Titan had cash balances of $1,667,530 and net working capital of $1,672,725 compared to cash balances of $1,590,589 and net working capital of $1,579,827 as of October 31, 1996. This reflects a net loss in operations for the period of $142,233 or $.02 per share compared to a net loss of $235,302 or $.03 per share for the fiscal year ended October 31, 1996.

Share capital issuance during the period totaled $302,400 as the result of a private placement that was completed in December 1996. The cash loss in operations for the period was $57,936 compared to $198,074 in the fiscal year ended October 31, 1996. Total revenue jumped to $92,801 from $21,213 the previous year. This was mainly the result of improved trading results, including a $56,761 increase in system testing income. There was also a large reduction in system testing expenses, which fell to NIL during this period, compared to $57,934 in the prior period. In addition, cash losses were reduced by an increase in Interest and Other Income, which rose to $58,581 from $35,290 the prior year, as the result of larger average monthly cash balances in working capital, following the initial public offering in July 1996 and the private placement of common stock in the sum of $302,400 completed in December 1996. These factors, in combination, produced the net reduction of $140,138 in the cash loss for the period, over the previous fiscal year.

As noted under Research and Development Policy, Titan capitalizes software under development and amortizes these costs over the expected life of the software. Expenditures on software and systems development during the period were $146,134. This compares to expenditures of $129,935 in the year ended October 31, 1996. There was a small contribution during fiscal year end 1997 of $56,761 from demonstration trading gains, as compared to a loss of $57,934 the previous year. This was mainly the result of reduced R&D type test trading that often resulted in losses. Ordinary course trading draw-downs experienced in the early part of the 1997 fiscal year caused by stock index trading losses were offset by gains realized later in the year from more profitable currency trades, largely the result of swings in the price of world currencies relative to the US dollar.

A milestone in software development was achieved during the 1997 fiscal year with the completion of the first commercial version of the VirtualTrader advanced trading simulator. Titan remained in an early stage of product and system development and market testing during this period. The development stage continued as the focus of Titan's resource allocation shifted to exploitation of VirtualTrader technology for in-house trading operations work.

Fifty Nine percent (59%) of the operating loss for FYE 1997 was from amortization expense, a non-cash outlay. This includes the normal write-off of software and systems development costs, as well as the normal depreciation of computer systems and office equipment, details of which are disclosed in the notes to the financial statements provided herewith.

FYE OCTOBER 31, 1996 COMPARED TO FYE OCTOBER 31, 1995

As of October 31, 1996 total assets were $1,776,793, up from total assets of $977,238 as of October 31, 1995. Titan had cash balances of $1,590,589 and net working capital of $1,579,827, compared to cash balances of $873,552 and net working capital of $902,720 as of October 31, 1995. This reflects a net loss in operations for the period of $235,302 compared to a net loss of $315,403 in the fiscal year ended October 31, 1995. The $80,101 reduction in net loss for the period was the result of a $10,048 increase in software sales, a $25,800 increase in interest income from the larger cash balances and a reduction of $44,253 in operating expenses. Included in the expense reduction was $18,000 in management fees which were allocated to share issue costs associated with the initial public offering. Share subscriptions received and Share capital issuance during the period totaled $1,165,500 as the result of an initial public offering that was completed in July 1996. Share issue costs associated with the initial public offering totaled $141,089. The cash loss in operations for the period was $198,074 compared to $304,299 in the year ended October 31, 1995. Expenditures on software and systems development during the period were $129,935.

During this period, Titan's operations were generally in a full-time R&D mode. It completed development of an initial version of its real-time, online intra-day pattern recognition based stock index trading system as part of its stock index trader series software (" Stock Index Trader software") development, and produced the first demo software versions of this product.

A number of fees connected with the filing of Titan's preliminary prospectus for its initial public offering in British Columbia and Alberta were incurred, along with increased marketing related expenses incurred as a result of the appointment of a manager of sales and marketing and the creation of a new product market testing program.

During the two month period from April 1 to May 31, 1996, Titan continued with its program of market and product testing and completed development of a prototype of an advanced software based trading simulator in connection with the stock index series, Neural Tape Reader research and development. A substantial amount of management time and effort was also taken up with matters related to the filing of the Prospectus and initial public offering during this period.

Net working capital and deferred share issue costs on May 31, 1996, prior to the July 1996 initial public offering, amounted to approximately $800,000.

In August 1996, regulations relating to the sale of commodities, futures and options trading software in the United States were changed by the Commodities Futures Trading Commission ("CFTC"). Legal proceedings were commenced in the US against certain unregistered and allegedly unscrupulous vendors of trading software. As a result of these actions and the related adverse publicity, customer demand dropped immediately, and the market environment quickly became uncertain. Titan thereafter canceled plans to market its Stock Index Trader software series software, incorporating it instead as a component of the VirtualTrader software development. This action had the effect of reducing expected software sales revenues until the development of the new VirtualTrader simulator training software could be completed.

FYE ENDED OCTOBER 31, 1995 COMPARED TO FYE OCTOBER 31, 1994

Total assets as of October 31, 1995 amounted to $977,238, with cash and cash equivalents of $873,552 and net working capital of $902,720.

During the fiscal year ended October 31, 1995, Titan engaged in a full-time program of software research and development activities, making expenditures of $39,786 on equipment and intellectual property rights and $161,442 on software research and development. General and administrative costs for the year ended October 31, 1995 totaled $129,364; $34,160 was spent on management fees and $30,000 on marketing consulting fees. The marketing consulting fees were paid to an associate of a director over a 10 month period ended October 31, 1995, to complete a preliminary assessment of the institutional and private trader market segments, as well as analyze information technology developments and trends in the financial industry. A total of $96,600 was paid to Michael Paauwe and Michael Gossland during this period pursuant to service contracts, including management fees of $32,600, research and development expenses of $57,500, rental expenses of $4,200 and office costs of $2,300.

Titan completed initial development of a portfolio of international currency trading models - the World Currency Trader software series software, and also developed proprietary standalone software to install AI based neural network financial pattern recognition indicators and systems into TradeStation and SuperCharts. Development work continued on AI based financial pattern recognition applications on stock indexes, including development of a new and more accurate neural network for end-of-day trend indication on the S&P 500 stock index as part of the Stock Index Trader software under development.

Share capital issuance of common shares during the period resulted in net proceeds of $1,168,900. Commencing in August 1995, after Titan had completed development of its initial test advertising and marketing concept and the development of a trademark and logo design, it began a three month test marketing program of its first software product, an international currency trading program, at a cost of $29,000. Six hundred sales leads were generated from several countries in response to the test marketing program, indicating far more interest in Europe than in North America for the World Currency Trader software system.

Initial market test versions of the product were shipped in September. A full time marketing and sales manager commenced employment in November to start the process of implementing Titan's marketing and sales programs.

FIVE MONTH INITIAL OPERATING PERIOD ENDED OCTOBER 31, 1994

Titan's founder, Michael Paauwe, commenced operations on behalf of Titan in May 1994. In the period from May 1994 to October 31, 1994, Titan was engaged in the initial formulation of its capital structure, technical and product development plans and initial business strategy. It acquired computer and office equipment for $27,103 and incurred $43,376 in software and systems research and development expenditures. Total expenses during this period amounted to $75,058. This included $40,000 in fees paid to Michael Paauwe and Michael Gossland as independent contractors for management and research and development services.

ITEM 10 DIRECTORS AND OFFICERS OF TITAN

The following table sets forth, as of December 31, 1998, the names of the directors and executive officers of Titan, the offices held by them, and their terms of office as a director or officer. Directors are elected by the shareholders for one year terms and until their successors have been duly elected, and officers are appointed by and serve at the pleasure of the Board of Directors. Paul Shatzko is Robert Shatzko's father. TTN Escrow Capital Corp. a 34% shareholder of Titan, is owned by Michael Paauwe (66.67%) and Michael Gossland (33.33%), who are officers and directors of the Titan. There are no other family relationships between any director or executive officer and any other director or executive officer.

------------------------------------------------------------------------
Name and municipality      Position with Titan   Commencement of Service
of residence
------------------------------------------------------------------------
Michael B. Paauwe          President & Director  May 1, 1994
Nanaimo, British Columbia

Michael Gossland           Vice President,
Nanaimo, British Columbia  Secretary,            September 1, 1994
                           Manager of Software Dev.
                           & Director

Paul Shatzko               Director              December 1, 1994
West Vancouver,
British Columbia

Robert Shatzko             Director              April 15, 1996
San Mateo, California

Jennifer Gee               Chief Financial       December 1, 1994
Nanaimo, British Columbia  Officer

Michael B. Paauwe, the founder, President and a director of Titan, graduated in 1974 with an honors Diploma of Technology in Financial Management (Finance) from the British Columbia Institute of Technology, receiving the BCIT Alumni Silver Medal for Finance, and the Dow Jones and Company - Wall Street Journal Silver Medal for Security Analysis. After a further course of studies, and a period of training as a tax accountant with Revenue Canada Taxation, Mr. Paauwe was employed as a tax auditor with the British Columbia Ministry of Finance from November 1975 to December 1983. Mr. Paauwe received a professional designation as a Certified General Accountant in British Columbia in 1980, retiring his membership in May of 1998.

Through his management and financial consulting firm, Michael B. Paauwe and Associates (a sole Proprietorship), Mr. Paauwe provides management, trading research and product development services to Titan under a contract services agreement. Mr. Paauwe devotes the majority of his time to the business and affairs of the Titan.

Michael Gossland, M. Sc., P. Eng., is the Vice President, Secretary, a Director, and the Manager of Software Development of Titan. Mr. Gossland has provided full time services under contract to Titan since September 1, 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his Master of Science degree from the University of Saskatchewan in 1978. In 1979, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario) and from 1986 to 1991 he was Software Project Manager for Sciex, a division of MDS Health Group Inc., of Toronto.

Since September, 1994, through Michael Gossland and Associates (a sole proprietorship), Mr. Gossland has been providing engineering and software development services to Titan under a contract services agreement. Mr. Gossland devotes the majority of his time to the business and affairs of the Titan.

Paul Shatzko, M.D. is a retired radiologist who formerly practiced in North and West Vancouver, British Columbia, and is a director of the Titan. Since 1988 Dr. Shatzko has been the President of Mountain Province Mining Inc.("MPV"), which in March 1995 made a diamond discovery in the North West Territories and now partners with Debeers. MPV trades on the VSE, Toronto Stock Exchange and on the NASDAQ. Dr. Shatzko has held this position on a full time basis since August, 1995. Prior to that, he devoted part of his time to the office of President of MPV, and practiced his profession as a radiologist.

Dr. Shatzko has been involved over a number of years as a director or officer of several other publicly traded companies, and in addition to Titan and MPV is presently a director of Camphor Ventures Inc.
 ( VSE symbol "CFV"), Gee-Ten Ventures Inc. (VSE symbol "GTV") and Amex Ventures Inc. (VSE symbol "AEX") . Dr. Shatzko devotes the time to the affairs of Titan as is considered necessary to perform his functions as a director.

Robert Shatzko, a member of the California State Bar and a trial lawyer, is a director of the Titan. Mr. Shatzko obtained a Bachelor of Arts degree with honors in political science from Loyola Marymount University in Los Angeles, California in 1986, and the degree of Juris Doctor from the McGeorge School of Law of the University of The Pacific in Sacramento, California, in 1992. He practices as a trial attorney with the law firm of Clapp, Moroney, Bellagamba, Davis & Vucinich in Menlo Park, California. Mr. Shatzko devotes time to the affairs of Titan as is necessary to perform his functions as a director.

Jennifer Gee, Titan's Chief Financial Officer, is an independent business and marketing consultant in Nanaimo, British Columbia. From 1984 until May 1994, Ms. Gee was the financial controller for TNT and has worked for Titan as Chief Financial Officer since June 1994.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 1999, the following executive officers received compensation from Titan for management, marketing, engineering, research and development, and consulting services. See Item 13 - "Interest of Management In Certain
Transactions". The compensation amounts identified below are reported in Canadian dollars.

------------------------------------------------------------------------
Name and Position                               FYE October 1999
------------------------------------------------------------------------
Michael B. Paauwe,                                     $  87,000
President

Michael Gossland,
Vice President, Secretary                              $  91,000
Manager of Software
Development

Jennifer Gee                                           $  11,641
Chief Financial Officer

Directors Fees	(see below)                          $   5,000
                                                       ---------

Total Compensation
to Directors & Officers						 $ 194,641
                                                       ---------

The value of unexercised stock options held by Named Executive Officers Michael Paauwe and Michael Gossland as at October 31, 1999, are as follows: Michael Paauwe: $120,750 on 345,000 stock options and Michael Gossland: $120,750 on 345,000 stock options. Subsequent to the fiscal year end, one time bonuses were approved by the Board of Directors and paid to Michael Gossland and Michael

Paauwe in February 2000 in the amounts of $36,000 and $44,000 respectively. A bonus of $2,500 was paid to Jennifer Gee in December 1999.

Titan compensates directors who are not also officers of the company ("Outside Directors") $2,500 per year for serving on the board.
Consequently, Outside Directors Robert and Paul Shatzko received payment of $2,500 each, in each of the last two fiscal years.

Titan does not compensate directors who are also officers of the company for acting as directors, and Titan has not set-up or paid out on any pension, retirement or similar plans for directors or officers.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM TITAN AND SUBSIDIARIES

OPTIONS

Certain of the directors and officers, as well as employees who are not directors or officers of Titan, have been granted incentive stock options to purchase Common Shares of Titan at various prices. As of April 30, 1999 the following total number of Company stock options are outstanding:

------------------------------------------------------------------------
Holders          Number of Common Shares  Exercise Price Expiration Date
------------------------------------------------------------------------
Directors and              755,000            $0.90            July 2001
officers as a group        390,000            $1.00           April 2004
                           -------
Total                    1,145,000

Employees who are           75,000            $0.90            July 2001
not directors or            90,000            $0.85         January 2004
officers                    45,000            $1.00         January 2004
                            ------
Total                      210,000

WARRANTS

There are no outstanding warrants to purchase Titan's common shares as at October 31, 1999.

125,000 warrants that were issued to an agent for services in connection with the initial public offering in 1996 were exercised by their expiration date in July 1997. 158,000 warrants issued in connection with a private placement in 1997, expired without being exercised in June of 1998.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

MATERIAL TRANSACTIONS

It is Titan's policy in related-party transactions is to ensure that the cost and payment terms of related party transactions reflect costs of similar arm's-length transactions, in accordance with normal Canadian business practices, due to Canadian income tax requirements. Canadian income tax asset acquisition and disposition rules deem non-arm's length transactions to be accounted for as if completed at fair market value and can impose tax penalties where such transactions are not recorded in the accounts at the fair market value. Titan completes all non-arm's length transactions at fair market value as a matter of policy to avoid any such taxation issues.

The following are descriptions of all material transactions between Titan and its management.

From May 1994 to October 31, 1995, through his independent management and financial consulting firm, Michael B. Paauwe and Associates (a sole proprietorship), Mr. Paauwe (the President and a director) provided corporate and financial management, trading software research and product development contract services to Titan under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. On November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present. A long term Management Contract with Michael Paauwe & Associates was re-negotiated after the October 31, 1999 year-end. The new contract were approved by the Board of Directors and entered into effective January 2, 2000. This contract makes expenditure commitments of $12,000 per month to December 2003 and additional amounts if not renewed at that time. In addition, a one time $44,000 bonus was approved by the Board of Directors and paid to Michael Paauwe in February, 2000.

From September 1994 to October 31, 1995, through his independent software engineering and consulting firm, Michael Gossland and Associates, Mr. Gossland (an officer and director) provided software engineering and development contract services to Titan under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. Effective November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present. A long term Management Contract with Michael Gossland & Associates was re-negotiated after year-end. The new contract were approved by the Board of Directors and entered into effective January 2, 2000. This contract makes expenditure commitments of $10,000 per month to December 2003 and additional amounts if not renewed at that time. In addition, a one time $36,000 bonus was approved by the Board of Directors and paid to Michael Gossland in February, 2000.

Except for the description of the services to be performed thereunder, the written agreements between Titan and Paauwe and the Titan and Gossland (the "Services Agreements") contain identical provisions. Each has an initial term of three years, subject to renewal for further terms of two years, at a monthly fee to be agreed from time to time (the "Fee"), but currently not less than $12,000 and $10,000 per month respectively, plus reimbursement of expenses. Each of the Agreements also provides for the payment of an annual bonus (the "Bonus") of $8,640 and $7,200 respectively. Titan may terminate these Services Agreements at any time on 30 days written notice. If it terminates otherwise than for a material and substantial failure to perform the agreed services by Paauwe or Gossland, as the case may be, the Services Agreements provide for payment of a lump sum equal to 12 times the Fee then in effect plus any unpaid Bonus (the "Lump Sum") if terminated during the initial term, and an amount to be negotiated, but not less than the Lump Sum, if terminated thereafter. The latter provision applies as well to a failure by Titan to renew the Services Agreement. If terminated for a material and substantial breach of their obligations, Paauwe and Gossland, as the case may be, have a

30 day period in which to cure the breach. The Services Agreements may be terminated by Paauwe and Gossland, as the case may be, on 120 days written notice to the Titan. The Services Agreements also contain confidentiality provisions, and provisions for the arbitration of disputes.

Pursuant to an agreement dated September 15, 1995 (the "Gossland Agreement"), Michael Gossland (officer and director) assigned to Titan at his transaction cost, all of his right, title and interest in all software copyrights, product trademarks and related assets in respect of NeuralEdge and Neural$. The assets assigned, which included the object and source codes, were acquired pursuant to an agreement dated July 28, 1995 with Teranet IA Incorporated and were subsequently assigned to Titan at Mr. Gossland's cost of $20,000, of which $10,000 represented an advance royalty payment in respect of sales of the DOS-based version of NeuralEdge and Neural$, and certain components thereof. In view of Titan's decision not to proceed with the marketing of the DOS-based version of these products, there is no future royalty obligation payable by Titan pursuant to the Gossland Agreement.

Note that these transactions were recorded in the Titan's accounts at cost and no gain was realized by Michael Gossland on the assignment to Titan of the software copyrights, product trademarks and related assets in respect of NeuralEdge and Neural$. In addition, of the $10,000.00 of prepaid royalties in 1995 in this transaction, $6,000.00 was recovered from a third party in 1996 and the balance of $4,000.00 was written off in 1998. Finally, it should be noted that this transaction had no impact on the reconciliation between Canadian and US GAAP.

In June 1994, Titan acquired certain computer equipment, and in September 1994 it acquired certain software assets and related products from Michael B. Paauwe (President and director), at his depreciated cost of $2,400 and $3,500, respectively.

Titan rents certain office space from Mrs. Sharon Paauwe at a monthly rental of $350 and from Mr. Gossland at a monthly rental of $250.
The aggregate rents paid during FYE October 31, 1995 were $4,200 and $3,000 respectively. These rental agreements continue to the present time at the same monthly rental amount, which is comparable to third-party market rates for similar office space in the areas. During 1999 these monthly rental rates were increased to $450 and $350 per month respectively.

During the fiscal year ended October 31, 1995, Titan paid $30,000 to an associate of Paul Shatzko (a director) for marketing consulting services under an arrangement, which is no longer in effect. The consulting services were rendered over a 10-month period, which ended in October 1995. The services included a preliminary market assessment of the institutional segment of the market, assessment of the competition in the private trader segment of the market, and analysis of financial industry information technology trends related to Titan's business plan.

In 1998 the Services Agreements for Michael Gossland and Michael Paauwe were both re-negotiated with the board of directors of Titan and amended agreements were entered into effective January 1, 1998. The amended agreements provide for monthly compensation of $7,667 per month for Paauwe, and $7,250 per month for Gossland, up from $6,000 each. In addition, both Paauwe and Gossland were paid a one time bonus payment of $20,000 each. In all other respects, the Services Agreements remain the same as disclosed above.

The Services Agreements were automatically renewed on November 1, 1998 and now have renewable two year terms effective from that date, in accordance with the terms of the original agreements described above. These contracts were renegotiated again effective January 2, 2000, as noted above.

During the nine months ended July 31, 1998 Titan paid US$70,000 and during 1999 Titan paid US$25,000 to an associate of Paul Shatzko (a director) for marketing consulting and promotion services rendered during that period and US$30,000 for the period August 1, 1998 to December 31, 1998. The services involved marketing and promotions activities including initial marketing efforts, customer and shareholder liaison, negotiations with public relations firms and potential US market makers, promotion to offshore investment groups, presentations to Canadian banks, brokerages and high net worth investors, negotiations on product reseller arrangements with US firms and ongoing market research and reporting.

A bonus of $2,500 was paid to Jennifer Gee in December 1999. In addition, certain officers and directors have an interest in the stock options as more particularly described above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS AND THEIR ASSOCIATES

During the last three years, there has been no recorded indebtedness of any of the directors or officers, or any associates of the directors or officers, to the Titan.

                            PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

The class of capital stock of Titan being registered hereby is the Titan's common shares.

The issued and outstanding share capital of the Titan is summarized as follows:

The authorized capital of Titan consists of 100,000,000 common shares without par value. As of October 31, 1999, 8,857,001 common shares were issued and outstanding. If all outstanding options to purchase common shares were exercised, the issued common share capital of Titan would be 10,152,001 shares. The holders of the common shares are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of Titan. The common shares have no pre-emptive or conversion rights. Titan may, by way of a resolution of the Directors and in compliance with The Company Act, purchase any of its shares at the price and upon the terms specified in the resolution. No share purchase shall be made if Titan is insolvent at the time of the proposed purchase or if the proposed purchase would render Titan insolvent. Unless otherwise permitted under The Company Act, Titan must make its offer to purchase such shares pro rata to every shareholder who holds shares of the class or kind, as the case may be, to be purchased. The common shares are non-assessable, and not subject to further calls by Titan.

A total of 3,000,000 common shares ("Escrow Shares") are held in escrow by the Montreal Trust Company of Canada ("Montreal Trust"), 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, pursuant to an escrow agreement (the "Escrow Agreement") dated January 5, 1996 by and between Titan, Montreal Trust, and TTN Escrow Capital Corp., a private British Columbia company the outstanding voting shares of which are held 66.67% by Michael Paauwe and 33.33% by Michael Gossland. The Escrow Shares were purchased for cash at a price of $0.01 per share. They represent approximately 33.87% of the issued and outstanding common shares.

In general, the Escrow Agreement was devised to create a long-term incentive for the beneficial owners of the shares (Michael Paauwe and Michael Gossland) to act in the long-term interest and for maximum profitability of Titan, in accordance with the policies of the Canadian Venture Exchange. The shares are subject to an earn-out formula based on cumulative net positive cash flow as described below, and cannot be released for trading until thresholds of net profitability are reached. Any escrow shares not released after ten years are automatically canceled. The Escrow Agreement has been attached as an Exhibit hereto.

The Escrow Shares are subject to the direction or determination of the Vancouver Stock Exchange. The Escrow Agreement provides that the Escrow Shares may not be traded in, dealt with or released without the consent of the Canadian Venture Exchange. Any Escrow Shares not released from escrow by June 21, 2006 will be canceled at that time.

Release of Escrow Shares from escrow will take place in accordance with a formula prescribed by Policy 3-07 of the British Columbia Securities Commission ("Policy 3-07"), applied to Titan's cumulative cash flow from operations as disclosed in its audited financial statements from time to time. In short, Policy 3-07 requires that Titan first achieve cumulative cash flow per share of $0.46 or an aggregate cumulative cash flow of $1,380,000 before the Escrow Shares can be released. For these purposes, "cash flow" means net income or loss before tax, adjusted to add back depreciation, amortization of goodwill and deferred research and development costs (excluding general and administrative costs) and any other amounts permitted or required by the Canadian Venture Exchange. "Cumulative cash flow" at any time means the aggregate cash flow in the period from September 1, 1995 to that time, net of any negative cash flow.

The holder of the Escrow Shares has agreed for so long as they remain in escrow to waive its rights: (i) to vote on a resolution to cancel any of them; (ii) to receive dividends, and (iii) to participate in the assets and property of Titan on a winding up or dissolution.

                           PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

Titan has not defaulted on any payment with respect to any indebtedness.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF THE PROCEEDS

There have been no changes made to the rights of the holders of Titan's securities.

                              PART IV

ITEM 17.   FINANCIAL STATEMENTS

The financial statements of Titan have been prepared on the basis of Canadian generally accepted accounting principles. Differences between Canadian and U.S. generally accepted accounting principles are set out in Note 8 to the audited financial statements dated October 31, 1999.

INDEX TO FINANCIAL STATEMENTS

1.    Consent letter from Collins Barrow in regard to the inclusion of

2.    Independent Auditors' Reports in the Registration Statement.

3. Audited Financial Statements of the Titan as of October 31, 1999 with comparative financial information for the years 1998 and 1997, including the following:
          - Auditors' Report
          - Consolidated Balance Sheet
          - Consolidated Statement of Operations and Deficit
          - Consolidated Statement of Cash Flows
          - Notes to Consolidated Financial Statements

_______________________________________________________________________

5-1591I
March 29, 2000

Titan Trading Analytics Inc.
3473 Ellis Place
Nanaimo, B.C.
V9T 4Y6

Dear Sirs:

We understand that Titan Trading Analytics Inc. ("the company") will be filing a Form 20-F Annual Report with the United States'
Securities and Exchange Commission and also will be filing an Annual Information Form with the British Columbia Securities Commission.

As requested, we hereby consent to the filing of the audited consolidated balance sheets of the company as at October 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 1999 including our auditors' report to the Shareholders of the company dated January 4, 2000 thereon as part of the above filing packages.

If you have any further requirements, please contact us.

Yours truly,

COLLINS BARROW
Chartered Accountants


Per:	"James R. Church"

	James R. Church

JRC/clc

------------------------------------------------------------------------
                    TITAN TRADING ANALYTICS INC.
                            CONSOLIDATED
                        FINANCIAL STATEMENTS
                          OCTOBER 31, 1999

                          AUDITORS'  REPORT
                          -----------------


To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan
Trading Analytics Inc. as at October 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 1999 and 1998 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 1999 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (B.C.), we report that, in our opinion, these principles have been applied on a consistent basis.


                                          "COLLINS BARROW"

                                          CHARTERED ACCOUNTANTS
Vancouver, Canada
January 4, 2000

                    TITAN TRADING ANALYTICS INC.
                    ----------------------------
          (Incorporated under the laws of British Columbia)
                     CONSOLIDATED BALANCE SHEET
                     --------------------------
                          OCTOBER 31, 1999
                          ----------------



                                     ASSETS         1999           1998
                                     ------         ----           ----
Current assets
   Cash, due from brokers, and
     short-term investments                  $   761,007   $  1,363,816
   Accounts receivable                             3,729          5,794
   Prepaid expenses                                  746            746
                                             -----------   ------------
                                                 765,482      1,370,356

Software and systems development (note 3)        240,689        259,147

Capital assets (note 4)                           43,903         43,400
                                              ----------   ------------

                                              $1,050,074   $  1,672,903
                                              ==========   ============


                                LIABILITIES
                                -----------

Current liabilities
   Accounts payable and accrued liabilities   $   22,493   $     30,339
                                              ----------   ------------



                       SHAREHOLDERS' EQUITY
                       --------------------

Share capital (note 5)                         2,802,962      2,802,962

Deficit                                       (1,775,381)    (1,160,398)
                                              ----------     ----------

                                               1,027,581      1,642,564
                                              ----------     ----------

                                              $1,050,074     $1,672,903
                                              ==========     ==========


Approved by the Directors

"Michael B. Paauwe"     ,  Director
------------------------

"Michael Gossland"      ,  Director
------------------------



      See accompanying notes to the consolidated financial statements.

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
         CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
         ------------------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------

                                    1999          1998           1997
                                    ----          ----           ----

Software sales             $      38,921 $      53,051  $      36,040
                           ------------- -------------  -------------
Trading income (loss)            (29,687)       70,607            ---
                           ------------- -------------  -------------
Expenses
   Advertising, marketing and
     Promotion                    75,847       129,299         48,157
   Amortization                  180,532       140,258         84,297
   Bank charges                    1,818         2,408          1,452
   Capital taxes                     500         6,157          4,850
   Directors' fees                 5,000         5,000            ---
   Investor relations             19,233        31,888            ---
   Management fees                61,308        65,055         44,887
   Office                         18,001        12,567         15,005
   Professional fees              79,770        17,934         13,424
   Rent                            5,424         6,177          5,900
   Research and development       46,800         3,483          3,483
   Salaries and benefits         122,099        63,224         47,282
   System testing (recovery)      17,391        42,490        (56,761)
   Telephone                       6,877         4,118          4,533
   Travel                         12,438        27,459         20,345
                           ------------- -------------  -------------
                                 653,038       557,517        236,854
                           ------------- -------------  -------------

                                (643,804)     (433,859)      (200,814)

Interest and other income         28,821        41,457         58,581
                           ------------- -------------  -------------

Net loss for the year           (614,983)     (392,402)      (142,233)

Deficit, beginning of
   the year                   (1,160,398)     (767,996)      (625,763)
                           ------------- -------------  -------------

Deficit, end of the year   $	(1,775,381)$  (1,160,398) $    (767,996)
                           ============= =============  =============

Net loss per share
   for the year (note 7(e))        $(.07)        $(.04)         $(.02)
                                   ======        ======         ======


   See accompanying notes to the consolidated financial statements.

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
              CONSOLIDATED STATEMENT OF CASH FLOWS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------

                                    1999          1998           1997
                                    ----          ----           ----
Cash flows from (used in)
  operating activities
   Net loss for the year     $  (614,983) $   (392,402) $    (142,233)
   Adjustments for:
     Amortization                180,532       140,258         84,297
     Foreign exchange
       loss (gain)                29,378       (35,754)        (3,624)
                             -----------  ------------  -------------
                                (405,073)     (287,898)       (61,560)

Net change in non-cash
  working capital
  balances

     Decrease (increase) in
       accounts receivable         2,065        16,840        (13,390)
     Decrease in prepaid
       expenses                      ---         2,737          9,755
     Increase (decrease) in
       Accounts payable and
       accrued liabilities        (7,846)        9,417        (12,322)
                             -----------  ------------  -------------
Cash used in operating
  Activities                    (410,854)     (258,904)       (77,517)
                             -----------  ------------  -------------

Cash flows used in investing
  activities
   Software and system
     Development                (141,778)     (198,718)      (146,134)
   Acquisitions of capital
     assets                      (20,799)      (13,096)        (5,432)
                             -----------  ------------  -------------

Cash used in investing
  activities                    (162,577)     (211,814)      (151,566)
                             -----------  ------------  -------------

Cash flows from financing
  activities
     Share subscriptions
       received and issuance
       of common shares              ---       131,250        302,400
                             -----------  ------------  -------------

Cash from financing activities       ---       131,250        302,400
                             -----------  ------------  -------------

Foreign exchange gain (loss) on
cash held in foreign currency    (29,378)       35,754          3,624
                             -----------  ------------  -------------

Net increase (decrease)
  in cash during the year       (602,809)     (303,714)        76,941

Cash, due from brokers, and
  short-term investments,
  beginning of the year        1,363,816     1,667,530      1,590,589
                             -----------  ------------  -------------

Cash, due from brokers,
  and short-term investments,
  end of the year             $  761,007   $ 1,363,816     $1,667,530

                             ===========  ============  =============



   See accompanying notes to the consolidated financial statements.

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------

1.	General information

	The company develops, uses for its own account, and markets financial software trading systems.


2.	Significant accounting policies

	These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in
	note 8.

	a)	Consolidation - The financial statements include the
accounts of the company and of its wholly-owned subsidiary, Titan Trading Corp.

	b)	Short-term investments - Short-term investments are carried
at the lower of cost or market. Gains and losses from trading short-term investments are recognized as income on the trade date.

	c)	Research and development - Research costs are expensed when
incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility.
Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

	d)	Software and systems development - Software and systems
development costs are amortized on a product by product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the company's products is three years.

	e)	Capital assets - Capital assets are recorded at cost and
amortized at the following annual rates:

Computer equipment            -     30%   declining balance
Copyrights and trademarks     -     20%   straight line
Furniture and equipment       -     20%   declining balance

	f)	Software sales - Revenue arising from software sales is
recognized at the time of the sale unless the company is obligated to provide services in the future in which case a portion of the revenue is deferred until the services have been performed.

	g)	Stock option plan - No compensation expense is recognized
when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------

2.	Significant accounting policies - continued

	h)	Foreign currency translation - Foreign currency transactions are translated using the temporal method, whereby:

		i)	monetary items are translated at the rate of exchange in
effect at the balance sheet date;
		ii)	non-monetary items are
translated at historical exchange rates; and
		iii)	revenue and expense items are
translated at the average rate of exchange for the year.

	i)	Use of estimates - The preparation of financial statements
in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of software and systems development and the determination of useful lives of software and systems development and capital assets for purposes of calculating amortization.

	j)	Cash and cash equivalents - Cash and cash equivalents
includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.


3.	Software and systems development

                                              1999             1998
                                              ----             ----

Cost                                   $   616,565          474,787
Accumulated amortization                  (375,876)        (215,640)
                                       -----------     ------------
                                       $   240,689     $    259,147
                                       ===========     ============

Software and system development cost is comprised of:

                                              1999             1998
                                              ----             ----
Computer services                      $    35,645     $     29,520
Contract services                          474,562          359,583
Other                                       71,443           60,769
Rent                                        10,200           10,200
Salaries                                    24,715           14,715
                                       -----------     ------------
                                       $   616,565     $    474,787
                                       ===========     ============

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------


4.	Capital assets                                     1999
                                       ----------------------------------------
                                                      Accumulated
                                            Cost      Amortization     Net
                                       ------------- ------------- ------------
Computer equipment                     $      93,454 $      61,460 $     31,994
Furniture and equipment                       17,135         5,226       11,909
                                       ------------- ------------- ------------
                                       $     110,589 $      66,686 $     43,903
                                       ============= ============= ============

	                                                   1998
                                       ----------------------------------------
                                                      Accumulated
                                            Cost      Amortization     Net
                                       ------------- ------------- ------------
Computer equipment                     $      82,785 $      50,034 $     32,751
Copyrights and trademarks                     13,464         6,714        6,750
Furniture and equipment                        7,370         3,471        3,899
                                       ------------- ------------- ------------
                                       $     103,619 $      60,219 $     43,400
                                       ============= ============= ============

5.	Share capital

                                                          Number
                                                       of Shares         Amount
                                                       ---------         ------
Authorized
  100,000,000 common shares,
    without par value
Issued
  Issued for cash during the period
    ended October 31, 1994                                     1  $           1
  Issued for cash                                      4,114,000      1,314,900
                                                       ---------      ---------

  Balance, October 31, 1995                            4,114,001      1,314,901
  Issued for cash                                      4,302,000      1,055,500
  Share issue costs                                          ---       (141,089)
                                                       ---------      ---------

  Balance, October 31, 1996                            8,416,001      2,229,312
  Issued for cash                                        316,000        442,400
                                                       ---------      ---------

  Balance, October 31, 1997                            8,732,001      2,671,712
  Issued for cash                                        125,000        131,250
                                                       ---------      ---------

  Balance, October 31, 1998 and 1999                   8,857,001   $  2,802,962
                                                       =========      =========

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------

5.	Share capital - continued

	During 1997 the company issued 316,000 common shares for $442,400, $140,000 of which had been received on account of share subscriptions during 1996.

	3,000,000 of the common shares issued during 1996 are held in escrow with their release being subject to regulatory approval. The release from escrow is based upon the policies of the British Columbia Securities Commission and is based on cumulative cash flow as defined during the ten-year period ending October 31, 2005.

	During the year the company established a stock option plan to provide options to directors, officers and employees for up to 1,771,400 common shares.



                          Directors, Officers and       Common Share
                          Employee Stock Options   Purchase Warrants
                          -----------------------  -----------------

Outstanding,
  November 1, 1997
    Number                830,000                   125,000
    Exercise price        $.90 to July 2001         $.90 to July 1997,
                                                    and $1.05 to July 1998
                                                    158,000
                                                    $1.75 to June 1998
Cancelled during 1998     ---                       (158,000)

Exercised during 1998     ---                       (125,000)

Issued during 1999        90,000 vesting over
                          two years                 ---
                          $.85 to January 2004
                          435,000 vesting over
                          two years
                          $1.00 to April 2004       ---
                          -------------------       -------

Outstanding,
  October 31, 1999        1,355,000                 ---
                          -------------------       -------

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------


6.	Income taxes

	The financial statements do not reflect the potential tax reductions which may be available through the application of losses of $1,866,000 carried forward against future years' earnings otherwise subject to income taxes.

	The losses expire as follows:

2001                                    $     67,000
2002                                         322,000
2003                                         373,000
2004                                         248,000
2005                                         470,000
2006                                         598,000
                                        ------------
                                           2,078,000

Losses attributable to timing differences   (212,000)
                                        ------------

                                        $  1,866,000
                                        ============


7.	Other information

	a)	Related party transactions

		Included in the statement of operations and deficit are the following transactions with officers and directors and related individuals:

                                  1999          1998          1997
                                  ----          ----          ----
Expenses
   Management fees           $  61,308     $  65,055     $  44,887
   Rent                      $   5,100     $   4,200     $   4,200
   Research and development  $  16,041     $     ---     $     ---

		Software and systems development costs incurred during the year includes $112,292 (1998 - $161,833) paid to officers and directors.

		At October 31, 1999, $10,022 (1998 - $7,438) due to officers and directors is included in accounts payable and accrued liabilities.

		Share issue costs for 1996 include $18,000 paid to an officer and director.

		Effective January 2, 2000 contract services agreements with officers were amended to require the company to pay monthly fees of $22,000 to December 2003 and additional amounts if not renewed at that time.

		The related party transactions are in the normal course of operations and are recorded at the amount paid.

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------


7.	Other information - continued

	b)	Financial instruments

		The company's financial instruments consist of cash, due from brokers, and short-term investments, accounts receivable, and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. A significant portion of the company's cash, due from brokers, and short-term investments are denominated in United States dollars.
Therefore, the realization of these amounts into Canadian dollars can fluctuate based on foreign exchange rates. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

	c)	Geographic information

		Substantially all of the company's software sales are to customers in the United States.

	d)	Foreign exchange gains and losses

		Foreign exchange gains and losses arising because of changes in the exchange rate between Canadian and United States currency arose because of holding short-term investments.
Trading income (loss) includes foreign exchange losses of $29,378 (1998 - gains of $18,897). Interest and other income for 1997 includes foreign exchange gains of $8,623.

	e)	Loss per share

		The loss per share is calculated on the basis of the weighted average number of shares outstanding during the year which was 8,857,001 (1998 - 8,775,837; 1997 -
8,680,131).

	f)	Cash used in operating activities includes:

                                      1999          1998          1997
                                      ----          ----          ----
Bank charges and interest paid$	(1,818)    $  (2,407)    $  (1,452)
Interest received                $  32,773     $  45,329     $  49,957

	g)	Uncertainty due to the Year 2000 Issue

		The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the company, including those related to customers, suppliers, or other third parties, have been fully resolved.

	h)	Comparative figures

		The comparative figures have been reclassified, where applicable, to conform to the current year's presentation.

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------

8.	United States accounting principles

	a)	Balance sheet

		There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

	b)	Short-term investments

		Under United States generally accepted accounting principles, short-term investments are recorded at market value. At October
31, 1999 and 1998, there were no differences between the cost and the market value of the short-term investments.

	c)	Escrow shares

		Under United States generally accepted accounting principles, the 3,000,000 common shares held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time.
When these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized by the company.

	d)	Share issue costs

		Under United States generally accepted accounting principles, share issue costs paid to employees are required to be expensed.
Accordingly, share issue costs of $18,000 paid to an officer and director in 1996 would result in an increase in management fees expense in 1996.

	e)	Cost of sales

		Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income is comprised of:


                                      1999          1998          1997
                                      ----          ----          ----
Amortization of software and
  systems development          $   160,236   $   125,142    $   67,668
Delivery                             2,419         3,924         4,905
                               -----------   -----------    ----------

                               $   162,655   $   129,066    $   72,573
                               ===========   ===========    ==========

	f)	Foreign currency translation

		The application of the temporal method of foreign currency translation has not resulted in material differences from United
States generally accepted accounting principles.

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------


8.	United States accounting principles - continued

	g)	Loss per share

		Under United States generally accepted accounting principles, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:


                                      1999          1998          1997
                                      ----          ----          ----
Weighted average number of
  Shares outstanding             5,857,001     5,775,837      5,680,131
                                 =========     =========      =========

Net loss per share                  $(.11)        $(.07)         $(.03)
                                 =========     =========      =========


	h)	Stock options

		Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equalled the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized. Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $131,877 in 1999 and $Nil in 1998 and 1997. The weighted average grant date fair market value of options granted was determined using the Black-
Scholes option pricing model assuming a risk-free interest rate of 6.50%; an option life of 5 years; an expected volatility of 36% and that no dividends would be paid until after the expiry date of the options.

		For purposes of these calculations, the estimated fair value of the options were amortized to expense over the vesting periods.


                                      1999          1998          1997
                                      ----          ----          ----
Net loss under United States
  generally	accepted accounting
  principles                  $   (614,983) $   (392,402) $   (142,233)

Increase in directors',
  officers', and
  employees' compensation         (131,877)          ---           ---
                              ------------  ------------  ------------
                              $   (746,860) $   (392,402) $   (142,233)
                              ============  ============  ============

Net loss per share if SFAS
  123 adopted                       $(.13)        $(.07)        $(.03)
                              ============  ============  ============

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------


8.	United States accounting principles - continued

	i)	Development stage enterprise

		Under United States generally accepted accounting principles the company is considered to be a development stage enterprise.

		The company's consolidated revenue and expenses from incorporation on November 30, 1993 to October 31, 1999 are:


Software sales                                             $   160,390

Trading income                                                  40,920
                                                           -----------
                                                               201,310
                                                           -----------

Expenses
   Advertising, marketing and promotion                        363,714
   Amortization                                                457,484
   Bank charges                                                  8,257
   Capital taxes                                                11,507
   Consulting                                                   30,000
   Directors' fees                                              10,000
   Investor relations                                           51,121
   Management fees                                             251,552
   Office                                                       71,785
   Professional fees                                           137,948
   Rent                                                         33,096
   Research and development                                    266,020
   Salaries and benefits                                       286,332
   System testing                                               61,054
   Telephone                                                    25,173
   Travel                                                       85,287
                                                           -----------

                                                             2,150,330
                                                           -----------

                                                            (1,949,020)

Interest and other income                                      173,639
                                                           -----------

Net loss for the period and deficit
  accumulated during the development stage                 $(1,775,381)
                                                           ===========

                  TITAN TRADING ANALYTICS INC.
                  ----------------------------
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              ------------------------------------
              FOR THE YEAR ENDED OCTOBER 31, 1999
              -----------------------------------

8.	United States accounting principles - continued

	i)	Development stage enterprise - continued

		The company's cash flows from incorporation on November 30, 1993 to October 31, 1999 are:



Cash flows from (used in) operating
  activities

  Net loss for the period                                 $(1,775,381)
  Adjustments for:
    Amortization                                              457,484
    Foreign exchange gain                                      (1,810)
                                                          -----------

                                                           (1,319,707)
  Net change in non-cash working
    capital balances
      Increase in accounts receivable                          (3,729)
      Increase in prepaid expenses                               (746)
      Increase in accounts payable and
        accrued liabilities                                    22,493
                                                          -----------

Cash used in operating activities                          (1,301,689)
                                                          -----------

Cash flows used in investing activities
  Software and system development                            (616,565)
  Acquisitions of capital assets                             (125,511)
                                                          -----------

Cash used in investing activities                            (742,076)
                                                          -----------

Cash flows from (used in) financing activities
  Share subscriptions received and
    issuance of common shares                               2,944,051
  Share issue costs                                          (141,089)
                                                          -----------
Cash from financing activities                              2,802,962
                                                          -----------

Foreign exchange gain on cash held in
  foreign currency                                              1,810
                                                          -----------

Net increase in cash during the period                    $   761,007
                                                          ===========

ITEM 18.   FINANCIAL STATEMENTS

Inapplicable

ITEM 19.   EXHIBITS

10.1 Current Contract Services Agreement between Titan and
     Michael B. Paauwe and Associates dated January 2, 2000

10.2 Current Contract Services Agreement between Titan and
     Michael Gossland and Associates dated January 2, 2000

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Titan Trading Analytics Inc. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.
(Registrant)

/s/ Michael B. Paauwe
______________________________________
MICHAEL B. PAAUWE
PRESIDENT AND DIRECTOR
(Authorized Signatory)


DATE:  March 31, 2000