Form 20-F
period 2000-10-31
TITAN TRADING ANALYTICS INC
filed 2001-04-06
CIK 1076639

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                     ON MARCH 31st, 2001


             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                         FORM 20-F

                       ANNUAL REPORT

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
ECURITIES       EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2000.

                  TITAN TRADING ANALYTICS INC.
-----------------------------------------------------------------
     (Exact name of Registrant as specified in its charter)

                      INAPPLICABLE
----------------------------------------------------------------
        (Translation of Registrant's name into English)
-
             PROVINCE OF BRITISH COLUMBIA, CANADA
-----------------------------------------------------------------
        (Jurisdiction of incorporation or organization)

  201 SELBY STREET, NANAIMO, BRITISH COLUMBIA, CANADA V9R 2R2
-----------------------------------------------------------------
           (Address of principal executive offices)
Securities registered or to be registered pursuant to Section
12(b) of the Act.

                                Name of each exchange
   Title of each class          on which registered
   -------------------         -----------------------
         NONE

Securities registered or to be registered pursuant to Section
12(g) of the Act.

                   COMMON SHARES WITHOUT PAR VALUE
-----------------------------------------------------------------
                          (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                              NONE
-----------------------------------------------------------------
Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES WITHOUT PAR VALUE:   9,812,966 as of March 31, 2001
-----------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  _X_      No ___

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X     Item 18 __

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.


Exchange Rates: As at October 31, 2000 the median bidding exchange rate of Canadian dollars into United States dollars was $1.5118 Canadian to $1.00 US.

-----------------------------------------------------------------
TABLE OF CONTENTS
-----------------------------------------------------------------

Part I                                                  Page No.
-------                                                 --------
Item 1.    Description of Business......................4
Item 2.    Description of Property......................24
Item 3.    Legal Proceedings............................25
Item 4.    Control of Titan.............................25
Item 5.    Nature of Trading Market.....................26
Item 6.    Exchange Controls and Other Limitations
           Affecting Securities Holders.................27
Item 7.    Taxation.....................................28
Item 8.    Selected Financial Data......................30

Item 9.    Management's Discussion and Analysis of
           Financial Condition and Results of
           Operations...................................32
Item 10.   Directors and Officers of Titan..............47
Item 11.   Compensation of Directors and Officers.......49
Item 12.   Options to Purchase Securities from Titan....50
Item 13.   Interest of Management in Certain
           Transactions.................................56
Part II
-------
Item 14.   Description of Securities to be
           Registered...................................59
Part III
--------
Item 15.   Defaults Upon Senior Securities..............60
Item 16.   Changes in Securities and Changes in
           Security for Registered Securities...........60
Part IV
-------
Item 17.   Financial Statements.........................60
Item 18.   Financial Statements.........................78
Item 19.   Exhibits.....................................78
           Signature Page...............................79



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

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Titan is a financial software developer and an online publisher of unique stock market timing and trading analytics software. We have been in a research and development stage since May 1994. During the fiscal year ended October 31, 2000, we changed our business plans to focus on development of an online version of our stock market trading analytics and charting software solution. Our software helps identify and time profitable big cap US stock trade entries and exits. We have also developed a neural network pattern recognition software position trading technology that accurately classifies short term stock market trends and market risk.

Similar well established neural network technology is used by the worldwide banking industry to monitor and detect credit card fraud in real time on over 300 million credit cards.

We have published neural network based stock market timing commentaries on the Internet for the last three years. We believe we have already established with our online subscribers, the profitability and validity of our stock market timing methods. Our challenge now is to finally become profitable ourselves based on exploiting what we believe is a now somewhat proven stock market trading technology.

Subject to obtaining adequate financial resources and our ability to at all times comply with Canadian and US regulatory requirements, we plan to commercially exploit our proprietary trading software technology in two ways:

1. by establishing a profitable stock trading operation and money management business using our trading technology. We view this as the shortest, best path to overall profitability and a key element in our overall business plan, and

2. by marketing a monthly paid subscription service for professional and private stock traders, publishing an online chart analytics software trading solution that helps users identify high probability stock trades in real time on big cap
Nasdaq and NYSE stocks.

The target market for our business includes an estimated 3.4 million online stock traders. It also includes thousands of potential institutional and sophisticated investors seeking better than average investment and trading returns in their stock portfolios.

We presently have $750,000 in cash on hand and fund management commitments for another $600,000 to trade in a managed account. We need to raise additional financial resources by way of the issuance of convertible debentures and private placements in order to fully exploit our technology as planned. The current plan is to raise an additional US$5.75 million by a combination of convertible debentures and a private placement of our common shares.

Titan is a full reporting issuer in Canada and the United States. Our common shares are listed for trading in the United States on the OTC Bulletin Board and in Canada on the Canadian Venture Exchange. To date we have raised $3,715,938 in equity capital and made expenditures of approximately $2.9 million developing our business and trading software technology.

We recently completed development of a new online stock chart technical analysis application for short term technical decision support in the trading of big cap North American stocks. In November 2000, we made our first sale of three annual licenses to two stockbrokers and a private trader at a $6,000 annual license fee each. This followed 18 months actual use of the prototype software by the licensees.

A simpler, lower cost, online based version of this application, accessible with a standard Internet web browser, has now been developed and is in the final stage of testing. The current plan is to offer technical analysis decision support software services to stock brokers and private traders, by monthly subscription. We also plan to use our software in a yet to be established in-house proprietary stock trading operation.

The Company is presently negotiating for the supply of the stock market data for the planned monthly subscription service. We are still working to complete the technical interfaces necessary to maintain a reliable, scalable monthly subscription based business model. This work is expected to be complete during May 2001, but there is no assurance further delays will not be experienced.

We are still finalizing development of the online version of our big cap stock trading application. This online service provides custom trading indicators and a chart based method of identifying "high probability" short-term stock trades. It incorporates stock screening and hot sector analysis on US stocks. It does not involve any kind of trade execution capability, nor does it involve the provision of any kind of financial advice. It provides real-time and end-of-day technical stock chart analytics and all trading decisions are those of the user.

The initial response to the online version by users has been positive, based on the first review of the online beta versions starting in December 2000.

The new online version of the product is expected to be licensed for prices ranging between US$59 and US$159 per month, depending on the features selected.

Our present existing share structure is as follows:

Issued share capital                 9,812,966 common shares
Reserved for future issuance         2,435,067 common shares
Fully diluted                       12,248,033 common shares

Included in the issued shares are 3,000,000 shares which are beneficially owned by management, which are presently locked in escrow and subject to earn out, before they can be traded. The shares are controlled by TTN Escrow Capital Corp; a private British Columbia company owned 2/3 by Michael Paauwe and 1/3 by Michael Gossland.

Titan is managed by computer technology entrepreneur Michael Paauwe, president, age 50, an honors graduate of the British Columbia Institute of Technology in financial management (finance) and a 1980 graduate Certified General Accountant (CGA) who retired from CGA membership in 1998. Michael Gossland is the vice president and secretary, age 47. Gossland has a Master of Science degree in Physics and is a registered Professional Engineer. John Austin is the general manager, age 51, with a Bachelor of Business Administration degree. Jennifer Gee is the chief financial officer. Ms. Gee has 15 years experience in the financial administration of public companies.

We have published a stock market commentary on its website located at www.titantrading.com for over three years. We have established and archived a large record of published stock market timing calls, based on our neural network stock market trading indicators.

The company has developed a suite of trading software programs, including a proprietary timing model of the US stock market, based on neural networks. It was developed for use by stock index traders, and typically trades recurring stock market patterns that last between 2 and 15 days duration. We also publish a 'big picture' longer term stock market analysis in published commentaries.

Marketing and sales strategy:

Titan's business strategy is to market the new online trading and charting analytic platform directly to North America stock brokers and active traders. We later plan to market it as a wholesale content provider to other financial institutions and websites. Initially, sales will be conducted by direct selling, offering brokerage firms corporate packages based on per trader monthly licenses to the online trading analytics. The selling proposition is that the service pays for itself through improved trade results for clients and in-house traders. It helps preserve capital under management through improved market analytics and improved trade results.

The usefulness of the online trading platform is apparent upon demonstration in real time. Titan plans to achieve market penetration of the brokerage and private trader market by offering free trials of the service. The system can be activated by the issuance of a temporary password over the telephone. An Internet connection and standard web browser is required to access the application. No data feeds are required, no software download is required and no training is required to get started with evaluation. Advanced simulator training at Titan's facilities is also available for prospective corporate subscribers. We have found that once a user is used to watching the online trading indicator chart functions and is used to trading with it in real time, it is very difficult to go back to conventional methods of analytics. This free trial strategy is expected to improve market penetration, once the marketing roll out is fully engaged.

The company also plans to exploit its trading technology under license directly, in a managed fund business to be launched by an affiliate.

HISTORY OF BUSINESS DEVELOPMENT

Titan was incorporated by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia, Canada on November 30, 1993 under the name "KBK No. 24 Ventures Ltd." The Company changed its name to "Titan Trading Analytics Inc.," by filing of an amendment to its Articles on November 14, 1994. Titan's principal business office is 3473 Ellis Place, Nanaimo, British Columbia, and its registered and records office is located at 30 Front Street, Nanaimo, British Columbia.

Up to the period ended March 31st, 2001 Titan raised a total of $3,715,938 in share capital through the sale of its Common Shares. Up to January 31st, 2001 the Company has invested approximately $2.8 million in the development of its business and technology. The balance of the funds raised as of January 31, 2001, totaling $1,071,541, is represented in the balance sheet as current assets, software and systems development and capital assets. Cash balances as at March 31, 2001 total approximately $750,000.

On November 23, 1994, Titan incorporated Titan Trading Corp.
("TTC") under the Company Act of the Province of British
Columbia, Canada, as its wholly owned subsidiary. TTC was originally incorporated with a view to eventually forming a separate trading business, but to date has conducted no business.
TTC has no income, expenses, assets or liabilities and is presently an inactive subsidiary.

EMPLOYEES

The following is a brief description of the Titan's non-officer employees:

John Austin is General Manager and has been a full time employee of Titan since November 1995. As of December 1, 2000 Mr. Austin was appointed to the Board of Directors. Since graduating with a degree in Business Administration from Utah State University in 1972, Mr. Austin has held a number of marketing, service and sales management positions, including marketing manager for Teranet IA Inc.(TNT) between 1987 and 1991, where he was involved in the research and development of trading software. Between 1992 and 1994 he was engaged in the establishment, development and sale of several private businesses. Mr. Austin manages the development of Titan's stock screening technology, is designated chief stock trader and provides technical support of all online subscription services.

Greg Kennedy joined Titan as a full-time Manager of Marketing and Sales on November 17, 1998 and resigned from employment with the Company on of January 23, 2001 for health reasons. Mr. Kennedy is a registered stockbroker with 8 years experience in that business. He is expected to offer consulting with the company in the future, health permitting.

Jennifer Gee is the Chief Financial Officer of Titan. Ms. Gee has
15 years experience administering financial reporting in a public company environment.

In addition to the above noted employees, Titan's President Michael Paauwe and Vice President and Secretary, Michel Gossland are remunerated as independent contractors. Both these officers are contracted for the equivalent of full time work. The current business plan of the Company contemplates establishing operational headquarters in the United States in the future and hiring a marketing management and sales administration team to administer sales and marketing of the online financial subscription service.

For information regarding Titan's officers and directors, see
Item 10.

1998-99 FISCAL PERIOD OPERATIONAL PLAN

Planned expenditures of $1,250,000 outlined in last year's operational plan for advertising and marketing staffing were cut as we altered our plans budgets upon completion of final market testing. The decision was also influenced by the large financial losses reported by many of our Internet based competitors. Planned expenditures on a high speed Internet server installation and on additional software R&D, totaling $245,000, were made as outlined.

With the scale and timing of planned business expenditures conditional upon additional equity placements of its securities over the next 12 to 18 months, Titan expects to make the following planned expenditures in its business:

1. $250,000 to $350,000 on print media advertising.
2. $450,000 for additional staffing to effect a marketing launch of the planned monthly subscription service.
3. $145,000 to $195,000 in ongoing software and systems research and development.

If the capital plans of the Company are fully realized during the next twelve months, expenditure levels could vary significantly from those set out above.

PRINCIPAL PRODUCTS AND SERVICES

The main focus of the present business plan is to test, develop, publish and market the paid monthly subscription service as noted above. We also plan to establish our in-house trading business.

The trading methods, indicators and software developed by Titan to be used in the planned Internet Subscription Service, are intended to allow subscribers to more effectively trade US stocks based on methods developed by Titan.

Titan's published trading indicators measure short term market trends and price momentum over several days more accurately than most standard existing real time and end of day technical market trading indicators, based on tests conducted by Titan. This is expected to provide subscribers with a short-term market timing advantage to improve short term market timing decisions and to better identify trading risks.

The accuracy of Titan's stock market indicators has not been independently verified. Rather, the accuracy is based on Titan's own in-house computer testing on historical and real time data and a large body of published and archived real time market calls.

Titan's stock market timing software development centers around the application of Artificial Intelligence ("AI") to stock index trading, using neural networks and expert systems. Various trading models of the S&P 500 stock index have been developed and extensively tested.

Neural networks are an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans. The software "learns" to recognize complex patterns through trial and error, without being programmed with specific, preconceived rules. AI based software trading software can be taught complex relationships between sets of variables and use them to find market correlations and relationships that humans cannot easily see on their own.

Titan's website subscription service allows potential users to benefit from the many years of testing and substantial expenditures on research, software and systems development by Titan.

The fact that Titan is able to provide extensively tested trading solutions to users provides a competitive advantage that the Company believes it can exploit at a profit once adequate resources are in place for advertising, marketing and sales.

We have ended our affiliation as an Omega solution provider as reported in previous filings, concentrating on final stage software development of our own online trading software and subscription platform.

Competitive Assessment

In this final development stage and prior to the current main product launch, we have updated reviews of market conditions, as well as the business status and financial condition of our main competitors. Market and business conditions in general have deteriorated for most of our prospective customers. Current monthly financial losses of many of our immediate competitors, have risen dramatically to unsustainable levels. We believe this is improving our own relative position, as we have continued to keep staffing and overhead at low levels comparatively during development. Our monthly cash burn rate and overall cost structure is much lower than our main Canadian and US competitors. This should help us with future equity financings. Our lower breakeven point and better cost structure will potentially allow us to achieve profitability earlier in a marketing cycle than many of our competitors. The current market and business shakeout, as well as the technological and competitive trends in the Internet is still re-defining the competitive landscape. We believe these factors will ultimately strengthen our competitive position, particularly with a successful start of our planned in-house trading operations and with new financings to help finally launch the subscription business.

Our core competencies now include three key elements of an integrated real time stock market trading technology:

1. Breakthrough neural network based market timing indicators to accurately classify short term stock market risk and related S&P500 stock index mechanical trading models. These proprietary indicators and systems have been operating accurately in real time now for four years. The validity is well documented. During 2000 we published a number of spectacular stock market timing calls. These included early detection of the pending bear market for stocks. We also identified the top of the Nasdaq market to within 3 days of the actual top, in advance. This was just prior to the beginning of the now well known +60% Nasdaq market collapse. Our indicators and trading models also identified many profitable stock market market rallies at the onset. We helped our trial subscribers stay on the sidelines preserving their capital during some of the worst downdrafts in recent stock market history. Most recently and during all of the year 2000, as in previous years as well, our systems and published signals dramatically outperformed the S&P500. This index is the leading US stock market index and the performance benchmark used by professional money managers worldwide.

2. We developed new proprietary stock screening methods for screening and selecting baskets of high volume big cap stocks. During 2000 this new screening system regularly selected ranked stock portfolios that demonstrated a tendency to outperform returns for the stock market as a whole. The stock basket screening and selection system fits well with our stock market timing systems to form an integrated stock position trading capability that allow us and our subscribers to diversify and reduce trading risk. We expect this capability will benefit us and our subscribers well into the future.

3. We were able to develop the online version of our chart analytics trading software that is accessible by anybody over the Internet. Initial response by test users indicates the potential for thousands of subscribers to this easy to use trading analytics package. By imbedding proprietary trading indicators into the online stock charts, traders can more easily identify high probability stock trades in real time on big cap stocks. The software features pattern recognition analytics on key stock indexes, hot stock sectors and big cap stocks. The latest version integrates the market timing methods and stock screening, to provide a total online trading solution. That product is targeted for use in-house, and by subscribing stock brokers, professional and private stock traders who follow the larger North American stocks.

We have built on the proven profitability of an earlier but more complex PC based version that was expensive, technically complex and impractical to market. That prototype system was deployed for stock trading use in a commercial brokerage operation in 1999. On December 1st, 2000, we announced the sale of these first three PC based versions at an annual license fee of $6,000 per trader. Our current online version is highly scalable, reliable, easy to use, cost effective to distribute and requires minimal ongoing technical support. Subject to the completion of an economic and reliable market data supply and distribution agreement, we are now very close to the marketing launch of the new online product.

During 2000 we completed the installation of a fully e-commerce capable high-speed server to facilitate our planned online subscription business. That system is now fully operational and also serves as a dedicated email server.

The scope of our planned marketing launch will be determined in part by the extent of our success in raising additional equity capital. One of the main difficulties and challenges for management is to balance the capital needs of the current business plan against the dilutive effect of any major new equity financing at the current historically low stock price levels. We are determined to maintain a strong working capital position to fund our ongoing operations. Our primary operational goal is a balanced best path to profitability. We are confident our new financing efforts, although challenging in current market conditions, will be met with more success during the current period.

PRINCIPAL MARKETS AND METHODS OF DISTRIBUTION

We plan to offer the new paid monthly subscription service to full service stock brokerage and online trader markets through an established internet web site presence, trade shows, direct advertising in trade periodicals, direct seminars and mail campaigns, and by direct sales. Eventually we plan to establish wider channels of distribution with the support of distributors and agents.

COMPETITION AND COMPETITIVE STRATEGY

The worldwide financial software and information services marketplace is crowded and intensely competitive. Strong growth has been reported in the online Internet trading segment of the marketplace. The emergence of high volume discount brokerage services and online Internet trading has changed the industry business model and expanded the activities of online stock traders dramatically. CBSMarketWatch.com now estimates that there are about 3.4 million online traders, down from 4.4 million online traders reported in mid 2000. Recently the online trading segment has come under more widespread competition. The near term financial outlook is more difficult and more uncertain due to the deterioration of stock market conditions and the estimated market losses totaling over $4 trillion in market capitalization losses during the past 12 months.

The marketplace for the planned Internet Subscription Service remains crowded and intensely competitive. There are a wide variety of products providing direct competition to our software. There is a constant threat of new entrants into the market in all areas of the financial software marketplace. We consider our market timing software, stock screening software and planned online subscription platform to be our principal products. The main identified competitors to these two products are listed in the following paragraphs.

COMPETITION FOR PLANNED INTERNET SUBSCRIPTION SERVICE

The financial services sector of the Internet is extremely competitive. Titan estimates that there are over 100 internet sites of various size and capability that might be considered in one way or another to be competitors.

A) COMPETITIVE ANALYSIS OF FULL PAY SERVICES

1. TradeStationPro.com: This is a $300 per month paid subscription site. It provides high quality technical analysis, historic back-testing and linked trading platform to an online affiliate broker-dealer. This leading competitor has previously sold over $100 million in trading analytics software to private traders. The group trades on the Nasdaq under the symbol TRAD.

2. Anthony@Pacific. This is a paid subscription site with various options available: Silver service: $85 per month, $950 per year, 1 hour delayed calls via e-mail. No site access; Gold service:
$400 per month, $4,150 per year, Real-time calls via browser window and e-mail; Platinum service $1,000 per month, $10,000 per year. Quoted prices may be out of date.

3. Trading Places.net. This is a $279.95 per month paid subscription service for real time trading desk news alerts, and access to live trading (chat) room 24 hours per day. There is a cost of $399.95 per month for real time market hours training for day traders, real time news and trade alerts, and full access to live trading room. Quoted prices may be out of date.

4. Pristine Daytrader. This is a $125.00 per month service that offers pay per view via Stockhouse Online. It includes a database of over 9,000 securities to determine which ones appear to be offering the best opportunities and then outlines specific trading strategies to take advantage of them. This service includes intra-day updates. It also offers a Pristine Lite service at $19.95 per month, designed for the developing trader. Quoted prices may be out of date.


B) COMPETITIVE ANALYSIS OF LOW COST OR FREE WEB SITES

1. Clearstation.com. This is a financial advisory web site that helps investors make investment decisions by identifying and interpreting stock trends. This site is owned by the financial services enterprise the E-Trade Group, which trades on Nasdaq.

2. The Street.com. This well known established financial publisher once owned in part by the New York Times, is a subscription service that provides financial reporting services which include full site access, daily emails and a weekend wrap up. The basic service is $9.95 per month or $99.95 per year. Quoted prices may be out of date. The company trades on the Nasdaq under the symbol "TSCM".

3. Stox.com. This is a low cost quote service that offers an online datafeed at a cost of $39.95 per month and wholesales its subscription service through marketing alliances such as TD Waterhouse Group and others. It is a public company that trades under the symbol "URL" on the Canadian Venture Exchange (CDNX).

4. Smallcapcenter.com. This is a low cost web site for analytics and information on emerging small cap stocks. The current trend of the site appears to be toward being more of a paid advertising and stock promotion site, rather than a trading analytics site. It is a public company that also offers web development services for financial sites other than its own. It trades on the OTC BB exchange in the US under the trading symbol "SWEB".

THE TARGET MARKET AND MARKET SIZE ESTIMATES:

There are estimated to be over 250,000 full service stockbrokers in the United States and 3.4 million private online traders. Eight major firms that employ approximately 100,000 stockbrokers dominate the full service broker segment. These include Merrill Lynch, Solomon Smith Barney, Morgan Stanley Dean Witter, Charles Schwab, AG Edwards, Paine Webber, Prudential Securities, and Raymond James. The following analysis examines the main competitors and competitive factors affecting these segments of the two main target markets.

COMPETITIVE ASSESSMENT - BROKER MARKET SEGMENT

Competing subscription services, or services serving the same target market, include such services such as Dorsey Wright, Wall Street Strategist, the Pristine Daytrader, JagNotes, Multex Investor and others. None are exactly similar to Titan's service.

The Wall Street Strategist is a long established broker market competitor with established market penetration.

Wall Street Strategist "WSST" claims to have a subscriber base of 4000 existing full service brokers from 250 brokerage houses. The WSST service does not provide stock market timing.
There are hundreds of small Internet based stock subscription services on the Internet. Most are low quality under-financed sites. They fracture the marketplace with too many choices for the new uninformed private trader. Titan's strength in competing in the private trader market segment is that we offer a higher quality total solution, that can be delivered in a convenient way.

a.  www.clearstation.com

One of the two main competitors for the private trader market segment is considered to be Clearstation.com, purchased in 1999 by E-Trade for a reported $160 million. To date, this small company has implemented a simple service and established a community for private stock traders. This is an Internet based subscription service that competes directly with the new service TradeStationPro.com. It offers an easy to use, convenient site, with established online peer community, and established market share and brand recognition. It also has the co-branding and financial strength affiliation of the E-Trade Group.

b.  TradeStationPro.com.

Also listed above, this second private trader segment competitor is Miami USA based TradeStation Technologies (Nasdaq symbol
TRAD). This competitor offers an established analytical trading platform through their website TradeStationpro.com. Previously as Omega Research, TRAD is an established market leader that recently merged with Online Trading in a +$300 million merger announced last year. TRAD has recently altered course with its new Internet delivery strategy, in response to changing market conditions. We have followed a similar course. TRAD's marketing strategy is exploit its TS 2000i software online over the Internet. The software is complex for the average trader and the service is expensive.

TRAD has proven marketing experience, strong financial resources and an installed base of 35,000 existing customers. TRAD publicly reports a recent monthly rate of telephone responses to ads of 15,000 to 20,000 traders per month looking for stock market trading solutions.

TRAD is viewed as our main competitor. Titan's strategy is to deliver a competing online trading subscription service to brokers and private stock traders that is lower cost, less technically complex, much easier to learn and use, faster online, and more profitable for the user.


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


                 2000     1999       1998      1997      1996
                 ----     ----       ----      ----      ----
Trading            0   $(29,687)  $ 70,607          0         0
System Testing     0   $(17,391)  $(42,490)   $56,761  $(57,934)
Net gain or loss   0   $ 47,078   $ 28,117    $56,761  $(57,943)

The 1999 trading loss reflected above in the sum of $29,687 was a loss on foreign exchange in the US dollar denominated trading accounts due to a rising Canadian dollar in the year. Trading software for stock indexes and currencies was installed in Titan's computers in April 1998, and a trading program has been carried out since that time to demonstrate the software technologies and under development.

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


BREAKDOWN OF TOTAL SALES AND COSTS TO DATE

Titan's total revenue from sales and operations during the past five fiscal years by category of activity was as follows:

FYE October 31, 2000
Software and Subscriptions Sales    $   26,505
Trading Income (Loss)               $        0
Interest and other Income           $   15,605
                                    ----------
Total                               $   42,110

FYE October 31, 1999

Software Sales and Licensing        $   38,921
Trading Income (loss)               $  (29,687)*
Interest and other Income           $   28,821
                                    ----------
Total                               $   38,055
*There was $17,391 in System testing Losses (separately reported as an expense) during this period

FYE October 1998.

Software Sales & Licensing          $   53,051
Trading Income                      $   70,607*
Interest and other Income           $   41,457
                                    ----------
Total                               $  165,115

*There was $42,490 in System testing Losses during this period
( separately reported as an expense).

FYE October 1997

Software Sales & Licensing            $  36,040
System testing                        $  56,761
Interest and Other Income             $  58,581
                                      ---------
Total                                 $ 151,382

FYE October 1996

Software Sales & Licensing            $ 21,213
System testing                        $      0*
Interest and other Income             $ 35,290
                                      --------
Total                                 $ 56,503

*There was $ 57,934 in System testing Losses during this period, separately reported as an expense.

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

STATUS OF NEW PRODUCTS OR SERVICES

The focus of the present business plan is to test, develop, publish and market a paid monthly subscription service to its daily stock market indicators and market commentaries through its internet website. This service has not yet been offered to the general public. Titan is constantly refining and developing its trading software to maintain its integrity and marketability. As a result there is and will be an on-going research and development effort with associated costs to Titan. Titan anticipates spending approximately $195,000 over the next 18 months on research and development efforts. Moreover, new products are constantly being investigated and sought within the general area of the current products developed by Titan. No new products, however, other than those described in this filing have been formally announced to the public.

ACCOUNTING POLICY ON PRODUCT RESEARCH AND DEVELOPMENT

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

System testing is an expense category that represents a research and development activity associated with the development of trading software. There was no activity in this account in the current period reported and all of the Company's trading software is now considered out of development.

The policy of the Company is that while trading software is in a development stage, the costs of test trading such trading software, including all trading gains and losses and all transaction costs, are booked in the accounts as system testing expense or recovery, as the case may be. Once the trading software is fully developed, all gains or losses from trading with the software are reflected in the accounts as trading income or trading loss as the case may be.

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

         Software and     R&D expense   System testing   Total
       Systems Development                (recovery)

FYE 10/00    $226,423      $     0       $      0      $226,423
FYE 10/99    $141,778      $46,800       $ 17,391      $205,969
FYE 10/98    $198,718      $ 3,483       $ 42,490      $244,691
FYE 10/97    $146,134      $ 3,483       $(56,761)     $ 92,856
FYE 10/96    $129,935      $ 7,436       $ 57,934      $195,305
                                                       --------
                                                       $965,244

The planned software and systems development expenditures budgeted for fiscal year 2001 is $145,000.

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

Even though Titan does not believe it is under the jurisdiction of the United States Commodities and Futures Trading Commission ("CFTC"), Titan conducts its business in a manner consistent with the rules and regulations of the CFTC with respect to sales of trading system software and commodity futures trading activities that may take place within the United States. In the past, Titan's sales procedures provide for the inclusion of a Disclosure Statement in product license agreements, manuals and promotional literature in the form prescribed by the CFTC. In addition, Titan's standard form of license agreement governing use of its software and services, includes warnings as to the risk of reliance on hypothetical trading results, and as to the risk of trading losses. Terms of license and sale provide that nothing contained in the Titan's software products or related user manuals, represents, or is intended to represent, the furnishing of financial advice by the Titan, its officers, agents or employees. Users are warned that the pattern recognition software and services merely provide educational, technical trading information, neural network indicator readings, and buy/sell signals for the decision support of users who remain responsible for their own actions as the result of use of the product or service, and that any use of the products and services in the absence of acknowledgment of these terms, is unauthorized.

Titan is not a registered member of the National Futures
Association (NFA) and does not conduct a commodity trading business in the United States. Consequently, Titan does not presently come under the direct regulatory jurisdiction of that industry governing body.

Titan does not sell trading systems. Titan is not presently registered with the CFTC or NFA as a Commodity Trading Advisor
(CTA) and does not offer commodity trading advice or presently solicit or trade third-party managed accounts. Titan may plan to conduct such business in the future and may eventually become registered as a CTA in the United States and or in Canada.
These plans would first require the passage by management of a CTA examination, registration and appropriate filings which Titan has no yet begun. There can be no assurance that Titan will ever submit or obtain such CTA registration in the ordinary course of its business, nor may the Company ever be required to do so. Should Titan become a CTA or manage or trade third-party managed accounts in the future, which it does not presently do, or if Titan begins to conduct trading operations in the future in the United States, which it does not currently do, Titan would then be directly governed by the regulations and administrative policies of the CFTC and the NFA. Titan would accordingly register with the CFTC as may be required at such time that such future activities might take place.

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

1. Short operating history and likelihood of continuing operating losses. Titan commenced operations in May 1994, and has to date been largely engaged in product research and development and establishing its new product development and marketing strategy. Titan's accumulated deficit to October 31, 2000 is $2,434,450. Titan's initial products and planned services are just beginning to become available for market release and sale. Titan thus has a limited operating history and is expected to continue to incur start up losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Titan's ability to succeed depends upon it eventually achieving positive cash flow, failing which it may have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

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

5. Dependence on in-house direct sales and the lack of any existing established indirect sales and distribution channels. Titan plans to market its services through direct sales efforts. The does not presently have in-house staffing of experienced sales and marketing personnel. There can be no assurance that the Titan will be able to attract and retain the necessary personnel as and when required. The Titan may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that it will be able to establish or maintain these channels cost effectively.

6. Extensive competition and rapid technological change. The online financial services market is intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. Titan will seek to establish its market position through the sale of subscriptions to its trading solutions and by making its service available at reasonable cost to customers through direct and indirect marketing channels. However, there can be no assurance that the Titan will be successful in this effort, or, if successful, that Titan will have the resources to sustain any early growth or market penetration it may achieve.

There are large numbers of established financial trading and trading software companies. Many are larger than Titan, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if Titan achieves significant success in penetrating the online financial services market, financially stronger companies may seek to enter this market and compete for market share.

The market for online trading of stocks and related services accessible to PC users is changing rapidly. The recent applications growth and emergence of the Internet as a low cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatening the existence of established data and information vendors, as well as full service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain.

7. Potential Trading Losses. Under its present business plan, Titan now plans to establish proprietary in-house trading activities, most likely in a subsidiary company. Such trading activity by Titan always involves a risk of trading losses even when conducted by experienced practitioners. The historic results of Titan's website published market calls trading performance are not as accurate and dependable a measure of profitability as actual trading results. Past performance cannot be guaranteed or necessarily assumed to continue in the future. Potential investors and subscribers must expect trading losses in actual trading operations and potentially wide fluctuations in monthly trading performance. This presents an ongoing legal and financial risk to Titan, notwithstanding the protection afforded the Company by the careful use of industry standard legal disclaimers regarding its own trading activities or its subscription services.

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

9. Possible high degree of volatility in the future price of Titan's stock. Factors such as news announcements on technical developments, innovations by Titan, its competitors or third parties, industry developments in high-technology companies in general, general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, or a lack of liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of the Titan's shares. Changes in the trading price of its shares may be unrelated to Titan's performance or its future prospects. In addition, investors in Titan's shares may lose their entire investment if Titan or any of its future subsidiaries incur large trading losses in the future or if Titan fails in its business.

10. Control by existing officers and directors. Titan's executive officers and directors currently own or control an aggregate of 3,117,501 of the issued and outstanding shares of the Titan which represents approximately 31.77% of the outstanding shares as at March 31, 2001. As a result, these shareholders will continue to be able to control the composition of Titan's board of directors and to have a significant influence over its affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a future change of control of Titan. Under certain circumstances, this type of limitation may be considered to be potentially adverse to the interests of other shareholders.

11. Dependence on financial industry. Titan is affected by general economic and regulatory conditions affecting national and international financial markets. A worldwide economic downturn, therefore, may have an adverse effect on Titan's business, future operating results or financial condition. The recent widespread business failure of large numbers of publicly listed Internet companies, as well as the general current state of the stock market as at the date of this filing, are expected to have an adverse affect on the ability to fully fund the capital requirements of the business plan. While management has been able to secure $340,000 in new private placements of common shares in the past quarter to fund the business plan and has engaged the services of investment bankers to assist in securing additional working capital, there can be no assurance that these efforts will continue to be successful in the immediate future and this may have an adverse affect on the future business of the Company.

12. Possible changes in derivatives market and the regulatory
environment.   The Titan's software provides pattern recognition
and market timing information related to stocks, stock indexes and possibly to index related derivatives. Derivatives instruments have been involved in a number of well publicized recent financial losses, including those involving Barings Bank and Orange County, in California, and more recently, Long Term Capital Management, among others. Such losses have led to increased governmental scrutiny and potential new regulation of hedge funds and derivatives markets generally. Any new regulatory requirements affecting the sale or distribution of trading related services may have the effect of imposing new and unexpected costs on Titan and this may affect future expenses and operating results. There remains an ongoing risk of potential adverse impact of possible new governmental regulations on Titan's business.

13. Technological change. The online financial services marketplace is characterized by constant and rapid technological change. There is no assurance that Titan will be able to sustain the cost of the research and development efforts required to continue to compete and keep pace with this technological change. If Titan cannot continue to compete on a technical basis, this may have a potentially adverse and material effect on its operating results and financial condition.

14. Potential product liability claims. The Titan does not maintain product liability insurance against bugs or defects in the general performance of its software products that are used to provide information in its financial subscription service. In accordance with common industry practice, the subscription license agreements entered into in connection with its products and services that all these risks are borne solely and entirely by the customer. There can be no assurance that these provisions will protect Titan from all potential product liability claims in all markets in which it may sell its products or offer its services.

15. Dependence on Third Party software products. Titan's VirtualTrader training software and certain elements in the provision of its services, may depend in part on the continued existence of a serviceable TradeStation 4.0 and 2000i software product. While Titan has taken steps to reduce reliance on these products, there is a risk that future technical support may change substantially or be discontinued completely, which might have a temporary negative impact on Titan's operating results and financial condition, to the extent that such reliance continues in the future. This same general risk applies to all third party software products used in Titan's business.

16. Year 2000 potential negative business impact and risks. The Year 2000 (Y2K) computer problem was considered last year to have a potentially material adverse and unpredictable affect on Titan's operations, as more fully disclosed previously under Management's Discussion and Analysis of Financial Condition and Results of Operations.

These risks are now minimized by the passage of time since the start of the year 2000 and these risks are expected to continue to diminish over time.

ITEM 2.  DESCRIPTION OF PROPERTY

Titan owns no real property or real property rights. Titan's business offices are rented facilities in various locations in Nanaimo, British Columbia, Canada. Due to the set-up of Titan's operations, many business functions are undertaken from confidential, remote locations in British Columbia, not owned by Titan.

Titan's proprietary financial trading software products and technologies generally fall into five main categories:

Proprietary stock index trading indicators and general US stock market timing software. These are Titan designed neural network and expert system software based custom trading indicators and software based trading methods, installed on a computer with the third-party software program TradeStation 4.0. The software is designed to provide short-term, predictive market timing information on the US stock market indexes (such as the S&P 500 index), based on advanced pattern recognition methods which in general, are automated, mathematically based methods of recognizing recurring market patterns, based on the use artificial intelligence techniques including expert systems and neural networks. The trading indicators are designed for trading US stocks and stock indexes, including stock futures contracts on the S&P500, OEX, NYSE and NASDAQ markets, and they may also provide market timing information for those indices for US stock traders and investors. Last year Titan developed its own proprietary stock screening software which produces lists of NASDAQ and NYSE stocks that meet predefined technical trading criteria, also used in the planned Subscription Service. The company has also developed an online analytical graphics program for trading high volume big cap NASDAQ and NYSE stocks (see DESCRIPTION OF BUSINESS).

Proprietary world currency trading software. These are Titan designed software based trading methods for trading world currencies including the Japanese Yen, the German Mark, replaced by the Euro, the Swiss Franc and the British Pound. To operate, the software needs to be installed on a computer with the third party software programs TradeStation. The methods are designed for intermediate term trading. Trades are typically held for weeks or months. The currency trading methods can also be easily adapted to trading in any other high volume world currencies.

VirtualTrader product software written in Microsoft Visual Basic
4.0 and Omega's Easy Language software running in TradeStation
4.0.

Proprietary software testing and trading system development tools. These are proprietary software programs written in Microsoft Visual Basic 4.0 and 5.0, programmed into Microsoft Excel, or written in Omega's Easy Language trading system development language. They are basically a group of software utilities, authored and owned by Titan, consisting of a series of specialized trading system development software tools that are used in Titan's ongoing software research and development programs to perform data manipulation, custom system testing, mathematical functions and code development and software debugging capabilities not available in off-the-shelf software. This software now provides Titan with the advantages of rapid systems research, systems testing, software debugging and trading system validation and deployment.

Internet web site and all server based Apache and Unix based email and e-commerce software for running Titan's web site. Titan has a body of custom software developed for its web site that facilitates ongoing maintenance. This software is mainly written in PERL scripts and includes all the custom graphics and other HTML code for the web site. New e-commerce software was developed in 2000 to manage secure online credit card transactions in connection with the new Internet Subscription Service, together with subscriber database management systems and website security software.

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

The following table sets forth as of March 31, 2001 information with respect to record ownership of (a) any person or company who is known to Titan to be the owner of more than 10% of any class of the Titan's voting securities, and (b) the total amount of any class of the Titan's voting securities owned by the officers and directors as a group.

-----------------------------------------------------------------
    (1)              (2)              (3)            (4)
Title or class    Identity of     Amount Owned   Percent of Class
                Person or Group
-----------------------------------------------------------------
Common Shares       TTN Escrow        3,000,000        30.57%
without par value   Capital Corp
-----------------------------------------------------------------
Common Shares       Directors and     3,117,501        31.77%
without par value   Officers as a Group

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

Titan's shares are not currently trading on any US stock exchange nor on the over-the-counter market, and, accordingly, there is currently no public market for Titan's common stock in the United
States.

There can be no assurance that any market will develop after the effective date of this Registration Statement. Titan plans to list its securities on the US NASD Over The Counter ("OTC") Bulletin Board market during the next few months, but no assurance can be given that an NASD OTC Bulletin Board listing will occur.

Trading in Titan's shares commenced in Canada on the Canadian Venture Exchange on July 24, 1996. The following table sets-forth the high and low sales prices for Titan's shares for the quarterly periods shown, expressed in Canadian Dollars and the trading volume in number of shares for the applicable time period.

------------------------------------------------------------
      (1)                     (2)         (3)          (4)
Year and Month                High        Low         Volume
------------------------------------------------------------
November 1, 2000 -
  January 31, 2001            1.20        0.55       603,548
August 1, 2000 -
  October 31, 2000            1.85        0.61       591,505
May 1, 2000 -
  July 31, 2001               2.45        1.45       622,330
February 1, 2000 -
  April 30, 2000              4.05        1.75       912,332
November 1, 1999 -
  January 31, 2000            4.25        1.00     1,773,038
August 1, 1999 -
  October 31, 1999            1.75        0.96       500,020
May 1, 1999 -
  July 31, 1999               2.15        1.10       728,038
February 1,1999 -
  April 30, 1999              1.25        0.88       556,100
November 1,1998 -
  January 31, 1999            1.35        0.85       425,400
August 1, 1998 -
  October 31, 1998            1.48        1.20       294,800
May 1, 1998 -
  July 31, 1998               1.55        1.41       455,350
February 1, 1998 -
  April 30, 1998              1.49        1.30       765,926
November 1, 1997 -
  January 31, 1998            1.44        1.25       224,900
August 1, 1997 -
  October 31, 1997            1.60        1.20       622,490
May 1, 1997 -
  July 31, 1997               1.35        1.05       406,200
February 1, 1997 -
  April 30, 1997              1.60        1.30       812,400
November 1, 1996 -
  January 31, 1997            1.85        1.43       814,950


As of March 9th, 2001 there are an estimated 650,000 common shares representing 6.62% of Titan's outstanding shares held of record 83 persons residing in the United States. Titan estimates, but is not sure, that there may be a total of 85 beneficial holders of its common shares holding approximately 700,000 shares of its stock in the United States, held in both registered and unregistered form.


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

Titan is not aware of any limitations on the right of non-
Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Memorandum or Articles of the Titan.

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations there under (the "Regulations"), the current publicly announced administrative assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. The description is not exhaustive of all possible Canadian federal income tax consequences, and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax consideration which may differ significantly from those discussed here.

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

ITEM 8.  SELECTED FINANCIAL DATA

The following table summarizes certain selected financial information of Titan (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (US GAAP). The information in the table was extracted from the more detailed financial statements for the fiscal year ended October 31, 1996 through the fiscal year ended October 31, 2000, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the heading "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 9 of Titan's October 31, 2000 financial statement included herewith for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on Titan's financial statements. To date, Titan has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. Titan has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of Titan to increase revenues from operations or to obtain additional financing or a combination of both. See "Item 9
- Management's Discussion and Analysis of Financial Condition and Results of Operations."


SUMMARY OF FINANCIAL DATA
-----------------------------------------------------------------
Fiscal Years ended October 31

                     2000      1999      1998      1997     1996
----------------------------------------------------------------
Revenue           $ 26,205  $  9,234  $123,658  $ 92,801  $ 21,213

Expenses          $701,179  $653,804  $557,517  $293,615  $291,805

Interest & Other
Income            $ 15,605  $ 28,821  $ 41,457  $ 58,581  $ 35,290

Net Loss for the year
Canadian GAAP     $659,069  $614,983  $392,402  $142,233  $235,302

US GAAP           $659,069  $746,860  $392,402  $142,233  $235,302
Net Loss Per Share(1)
Canadian GAAP       $(.07)    $(.07)    $(.04)   $(.02)    $(.03)

US GAAP             $(.11)    $(.13)    $(.07)   $(.03)    $(.06)

Net Working
  Capital       $604,196 $742,989   $1,340,017 $1,672,725 $1,579,827
Total Assets
Canadian GAAP   $958,935 $1,050,074 $1,672,903 $1,924,638 $1,776,793

US GAAP         $958,935 $1,050,074 $1,672,903 $1,924,638 $1,776,793

Long Term
  Obligations      $NIL      $NIL       $NIL       $NIL      $NIL
_________________________________________________________________

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

EXCHANGE RATES

As at October 31, 2000 the median bidding exchange rate of Canadian dollars into United States dollars was $1.5118 Canadian to $1.00 United States.

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


Period         Period End     Average        High           Low
-------      -------------   ---------      --------    ---------
(CDN$/US$)
1994           1.4030         1.3699        1.4078        1.3103
1995           1.3655         1.3689        1.4238        1.3285
1996           1.3697         1.3644        1.3822        1.3310
1997           1.4288         1.3894        1.4398        1.3357
1998           1.5375         1.4892        1.5770        1.4075
1999           1.4440         1.4827        1.5095        1.4440
2000           1.5273         1.5161        1.5950        1.4954


ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

YEAR 2000 POTENTIAL NEGATIVE BUSINESS IMPACT AND RISKS

GENERAL OVERVIEW OF REVENUE AND EXPENSES

Titan is still a development stage company. We presently receives income from the following sources; subscription income and interest and other income. Subscriptions income is from trial and test accounts, started during the second quarter of 2000 from the initial test website. A small number of paying subscribers and about 450 trial subscribers to our market commentaries secured. This product that was never marketed. Advertising and marketing of this service was never commenced. VirtualTrader software is no longer sold and is used only for in-house training and testing.

Interest and other income reported in the financial statements totals $85,883 for the three years ended October 31, 2000. The interest income earned on cash balances is from Titan's own cash, and includes interest earned on short-term money market funds and short term treasury bills on corporate cash balances. Titan does not presently trade any third-party funds, nor does it hold in its control any cash balances from any third parties. Brokerage accounts were closed last year and all trading activities were discontinued pending new equity financings, a legal restructuring and review of any required regulatory filings.

In prior periods, income or losses from trading of fully developed and tested trading software was reported when earned, as trading income or trading loss, in each period. Income or losses from trading software still in development was reported in the financial statements as system testing income or expense, in each period, as was the case. There was no such trading activity in the year 2000.

Trading Income was first reported in the fiscal year ended October 31, 1998 after the World Currency Trader software and Stock Index Trader software systems completed development and were fully installed in April 1998. A trading program was carried out, in part, to show the functionality and effectiveness of the software technologies developed. Trading income from stock index and currency trading reported in fiscal year ended October 31, was $70,607 in the Fiscal Year Ended October 31, 1998 with a loss of $29,687 reported in 1999, due to a foreign exchange loss on the US denominated trading account balances.

As noted in the TRADING AND TESTING ACTIVITIES section, in the past periods, while trading software was in a research and development stage, there was a final period of actual online testing which involves executing trades based on information provided by the trading indicators or models in order to finally validate or ultimately reject a developed trading method and the related software. During this final testing and validation activity stage and before the software development was considered completed in all material respects, all related trading activity was booked in the company's accounts as System testing expenses. Once that particular software or trading indicator was finally technically validated by real time testing in actual trading activity, only then was the development considered completed.
Any continued trading activity results beyond that point based on that software was booked in the accounts as Trading Income or Trading Losses. Titan relies on the extensive development experience and expertise of Michael Paauwe and Michael Gossland in making the determinations that a particular trading method, system or indicator development is complete.

All Titan trading indicators and software was considered to be in the developmental stage until April 1998 when the company reported that development of the stock futures and currencies systems was considered complete. All stock index and currency trading activities since that date, whether resulting in a gain or a loss, have been booked in the accounts as Trading Income or Loss. All trading activity results which related to the stock daytrading development project, which took place from the August 1998 to the announced termination on April 1, 1999, were recorded as System testing because the systems were still in a testing and development stage up to the date the project was ended.

In order to aggregate all net gains or net losses from all trading activity, including System testing , net results are shown by year in the section and table entitled TRADING AND
TESTING.

In analyzing Expenses incurred in operations by source, the largest components of expenses are the regular salaries and benefits for staff, the ongoing monthly contracted management fees, and professional fees representing mainly accounting and legal expenses. The next largest expense item is for amortization, which is a non-cash outlay that covers amortization of software and system development costs, as well as depreciation on office computer systems. Advertising, marketing and promotion expenses, travel and investor relations expenses are recurring cash expenses incurred in the ordinary course of the business of Titan. Expenses for office, rent, telephone and bank charges are relatively small constant monthly costs. System testing expenses reported in 1999 represents the losses mainly from commissions on a test account on a discontinued stock daytrading project. Directors fees are paid to the two outside directors and have averaged a total of $5,000 per year.

Daily market commentary and related short term stock market trading indicators have been published on Titan's website on a demonstration basis at no cost to visitors since October 1996. Traffic to the website generated 45,000 hits (website page views) in May 1999, rising from 27,000 hits in October 1998. By February 2000 traffic rose to a high of 172,000 hits on the site. During mid 2000 we abandoned efforts to generate traffic to our website, as no economic benefit resulted. We came to view the typical Internet based traffic/advertising model used by our competitors to be wholly uneconomic. We have never adopted the Internet advertising model for our website and we decided not to try to compete with all the free financial sites, many of which have since suffered substantial financial losses or gone out of business. During 2000, we switched to an email delivery model as we tested our Platinum Alert subscription service. After further market testing we cancelled all planned advertising and the marketing campaigns entirely and started to develop the online version of our pattern recognition based short term stock trading platform, now called the Titan MarketWatch.

CANADIAN GAAP vs. US GAAP

Titan's consolidated financial statements are prepared in accordance with generally accepted accounting principles used in Canada (Canadian GAAP). Material differences resulting from the application of generally accepted accounting principles in the United States (US GAAP) are described in Note 9 to the October 31, 2000 fiscal year end audited financial statements provided under Item 17. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars in accordance with Canadian GAAP. In the case of the Titan, a material impact of the differences between Canadian GAAP and US GAAP in the financial statements relates to the existence of the 3,000,000 escrow shares and the fact that these shares are not considered issued under US GAAP for purposes of calculating the net loss per share. Therefore, as noted in the discussion below, the net loss per share is increased under US GAAP versus that shown under Canadian GAAP.

Note 9 to the audited fiscal year ended October 31, 1999 financial statements of Titan discusses the material differences between Canadian GAAP and US GAAP, and their effect on Titan's financial statements. Generally, under US GAAP, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excluding shares that are subject to escrow restrictions, unless the conditions for issuance are currently met or will be met by the mere passage of time. Titan has 3,000,000 escrowed shares that are subject to release on the basis of an earn out formula and not merely by the passage of time and this has resulted in the calculation of a greater loss per share under US GAAP than is the case under Canadian GAAP.

The existence and terms of release of the escrow shares affects the net loss per share calculations in the reconciliation between Canadian GAAP and US GAAP, due to the fact that under US GAAP, shares conditionally issuable are not to be used in the average number of shares outstanding in the calculation of net loss per share. Under Canadian GAAP these escrow shares are used in the calculation of the average number of shares outstanding for purposes of the net loss per share calculations. The result is that net loss for the year is the same under both Canadian GAAP and US GAAP but the net loss per share differs according to the reduced number of average shares outstanding as used in the loss per share calculations. The resulting differences in the loss per share calculations are as set forth in the financial statements for the FYE October 31, 2000 and in the table referred to above in Item 8 - "Selected Financial Data".

In addition, under US GAAP, the granting of stock options to directors, officers and employees may give rise to differences in the charge to income for compensation. Titan has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equaled the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized. Had Titan valued the options using a fair market value method (as required under SFAS 123) such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $NIL in 2000, $131,877 in 1999, and $Nil in 1998, 1997 and 1996. Thus, in the case of Titan, US GAAP results in an increase to compensation totaling $131,877, as described more fully in Note 9 to the audited fiscal year ended October 31, 2000 financial statements of Titan. This difference is also reflected in the loss per share calculations as set-forth in the table referred to above in Item 8 - "Selected Financial Data", together with the impact of the escrow shares, as noted in the discussion above.

ANNUAL REPORT OVERVIEW OF BUSINESS OPERATIONS FOR THE YEAR

During 2000 we completed the final phase of development of Titan's proprietary stock market trading analytics software. We advanced the state of our published neural network based stock market timing systems and realtime stock charting analytics software to a truly world class level. Our stock market trading systems and our new online chart analytics platform represent the culmination of five years of development effort and over $2.5 million in expenditures during the development stage. During the current fiscal year we will deploy these technologies in a newly established in-house proprietary trading operation and we expect to finally launch the online subscription business targeted at brokerage operations and private online traders. Our goal is to accomplish this objective without incurring massive losses. Our mandate is to effect the best path to profitability and we intend to maintain a resolve to succeed in that objective.

Our core competencies now include three key elements of an integrated real time stock market trading technology:

Breakthrough neural network based market timing indicators to accurately classify short term stock market risk and related S&P500 stock index mechanical trading models. These proprietary indicators and systems have been operating accurately in real time now for four years and the validity is well documented.

Similar technology is being used successfully by the worldwide banking industry to accurately monitor and detect credit card fraud on over 300 million credit cards.

During 2000 we published a number of spectacular stock market timing calls. These included early detection of the pending US bear market. We also identified the top of the Nasdaq market to within 3 days of the actual top, in advance. This was just prior to the beginning of the now well known +60% Nasdaq market collapse. These indicators and trading models also picked many profitable market rallies at the onset. We helped our trial subscribers stay on the sidelines preserving their capital during some of the worst downdrafts in recent stock market history. In 2000, as in previous years, our systems and published signals dramatically outperformed the S&P500. This index is the leading US stock market index and the performance benchmark used by professional money managers worldwide.

We developed new proprietary stock screening methods for screening and selecting baskets of high volume big cap stocks. During 2000 this new system regularly selected ranked stock portfolios that showed a tendency to outperform returns for the stock market as a whole. The stock basket screening and selection system fits well with our stock market timing systems to form an integrated stock position trading capability that allow us to diversify our trading and reduce trading risk.

We were able to develop of an online version of our chart analytics trading software that is accessible by anybody over the Internet. Initial response by test users indicates the potential for thousands of subscribers to this easy to use trading analytics package. By imbedding colour-coded proprietary trading indicators right into the online stock charts, traders can more easily identify high probability stock trades in real time on big cap stocks. The software provides powerful online pattern recognition analytics on key stock indexes, hot stock sectors and big cap stocks. The latest version integrates the market timing methods and stock screening techniques, to provide an effective total online trading solution. That product is targeted for use by stock brokers and private stock traders who follow the larger North American stocks.

Our main goal for the 2000 year was to develop a commercially viable online stock trading analytics subscription platform that could serve the needs of active traders. We built on the proven profitability of an earlier but more complex PC based version that was expensive, technically complex and impractical to market. That prototype system was deployed for stock trading use in a brokerage operation in 1999. On December 1st, 2000, we announced the sale of these first three PC based versions at an annual license fee of $6,000 per trader. We have now created a simpler online version that is highly scalable, reliable, easy to use, cost effective to distribute and which requires minimal ongoing technical support. Subject to the completion of the data supply and exchange distribution agreements, we are now much closer to being in a position to carry out a successful marketing launch of the online product.

During 2000 we also completed the installation of an e-commerce capable high speed server to facilitate our planned online subscription business. That system is now fully operational and also serves as a dedicated email server.

We completed a private placement of $550,147 on May 1st, 2000 to secure working capital for marketing and operations. We expected to get a marketing launch underway before the end of the fiscal period. Product testing, market issues, legal and regulatory obstacles led to unexpected delays, and the product had to be reconfigured. The final decision to deploy the online charting analytics application which integrates features of the existing Platinum alert market timing systems, created a number of tasks to complete prior to a marketing launch. This timing uncertainty is typical of a development stage technology company. These delays and the deterioration in the Company's stock price as the Internet dot.com sector collapsed and the bear market took hold, have added to the frustration of management and all of our shareholders. We are very confident that we will work through this difficult period and emerge even stronger and with a much more solid foundation upon which to build future shareholder value.

In January 2001 we announced two new private placement financings totaling $340,000. Management's participation in this financing is a testament to our confidence in Titan's future. We also amended our stock options plan to assist in future financings and to reduce compensation costs going forward. These latest financings were essential to preserve success going forward. We have been in an extended period of capital funding negotiations to secure the funds necessary to implement our business plan. This has become a priority now that we have such an exciting new product offering.

With the scale and timing of planned business expenditures conditional upon additional equity placements of its securities over the next 12 to 18 months, Titan expects to make the following planned expenditures in its business:

4. $250,000 to $350,000 on print media advertising.

5. $450,000 for additional staffing to effect a marketing launch of the planned monthly subscription service.

6. $145,000 to $195,000 in ongoing software and systems research and development.

If the capital plans of the Company are fully realized during the next twelve months, expenditure levels could vary significantly from those set out above.

The scope of our marketing launch will be determined in part by the extent of our success in raising additional equity capital. One of the main difficulties and challenges for management is to balance the capital needs of the current business plan against the dilutive effect of any major new equity financing at the current historically low stock price levels. We are determined to maintain a strong working capital position to fund our ongoing operations. Our primary operational goal is a balanced best path to profitability. We are confident that with the help and patience of our shareholders, we will succeed in establishing future profitability and a rising share value. We have an enormous opportunity and solid business fundamentals. We expect future success given the special advantage our products provide to the customers we serve.

In our circulated Annual Report we urged all of our shareholders to stay with Titan and preserve the course through this next most exciting stage of our corporate plan. At current share prices, Titan now represents a better investment than at any time in our history. We have an exciting and proven product group, we have completed our development cycle, we have no corporate debt, we have capable and experienced human resources, and strong efforts underway to build our working capital to implement the shortest path to profitability. We think the future looks bright indeed.

Outlook for 2001

This will be the year that our business fundamentals will start to become more obvious to outside investors. We hope to expand our staff to build up marketing capabilities and momentum in all aspects of our endeavors. New milestones achieved this year brought us close to establishing a strategy that we believe defines the best path to profitability in the near term for Titan. We are preserving our capital through cost containment and we will continue to seek new equity investment on suitable terms.

Our mission is to build a high performance, online financial service enterprise, using our world class trading technology to build ever-increasing long term profitability and shareholder value. We have continued to make excellent progress in developing our core trading technology and have created a very valuable foundation. Many of our shareholders have benefited from our publications and market timing technology and more recently through testing of our new online trading analytics systems. We now need to translate that benefit to thousands of potential paying subscribers.

The year 2000 was a difficult year for our stock due in large part to generally grim stock market conditions, the collapse of the Internet sector and the decline in stock prices of most technology stocks. However, the adverse stock market conditions should help drive new demand for our new online products and services, as the current environment requires newer profitable trading methods and better analytical tools.

The good companies will emerge from the current difficult economic times as stronger companies. We are confident that Titan will be one of them. We want to thank our shareholders for their patience and confirm management's full commitment to restoring and building shareholder value in 2001 and beyond.

RESULTS OF OPERATIONS

FYE OCTOBER 31, 2000 COMPARED TO FYE OCTOBER 31, 1999

The company remained in a development stage during the fiscal year ended October 31, 2000. The loss for the year was $659,069, or $.07 per share. This compares to a loss of $614,983 or $.07 per share, for the fiscal period ended October 31, 1999. Total expenses were higher in part due to a sharp increase in investor relations expenses during the period which rose to $111,582, compared to $19,233 the year before. Management fees for the period rose to $114,322 compared to $61,308 in 1999, as the Board approved a one time in five-year management bonus payment in lieu of an absence of any pension contributions to senior management.

Professional fees dropped to $31,126 compared to $79,770 in the 1999 year, during which we incurred substantial expenses clearing SEC registration of our securities in the United States. The largest single expense in 2000 was for amortization of our software and systems development costs that totaled $188,584. This compares to amortization of $180,532 in the 1999 fiscal period. We made expenditures of $226,423 in new software and systems development in the current year. This compares to $141,778 in the year 1999. We generally write these costs off over a three-year period. This period's amortization cost was higher due to a write-off of prior year charges on components of software not included in current product offerings. The overall increases were mainly due to our increased Internet related web server investments and the new online charting software development initiatives.

Total revenue for the year was only $26,505. This was generated testing the Platinum alert stock screening subscription model, which we never formally launched. This compares to total revenue of $38,921 from software sales in 1999 on products we no longer sell. Interest and other income totaled $15,605, compared to $28,821 in the prior year.

$474,615 cash was used in operations during the year, compared to $410,854 the previous year. 28.6% of the operating loss for the year was from amortization expense, which is a non-cash outlay.

LIQUIDITY AND CAPITAL RESOURCES - OCTOBER 31, 2000

At the end of the year the Company had total assets of $958,935, cash balances of $610,398 and net working capital of $604,196. The existing working capital of the Company is considered by management to be insufficient to carry out the present business plan. In order to sustain future operations in the scale necessary to effectively carry out our business plan and achieve our revenue goals, further equity capital will be required to supplement existing resources. In January 2001 we announced new equity financings of $340,000. Negotiations on further new equity financings are underway and we expect to announce new initiatives during the second quarter of 2001.

FYE OCTOBER 31, 1999 COMPARED TO FYE OCTOBER 31, 1998

The company remained in a development stage during the fiscal year ended October 31, 1999. The loss for the year was $614,983, or $.07 per share. This compares to a loss of $392,402 or $.04 per share, for the fiscal period ended October 31, 1998. Total expenses were higher in part due to increased costs of $79,770 for professional fees associated with filing and clearing the US SEC registration. This is compared to ordinary course outlays for annual professional fees of $17,934 in the previous year.

Salaries and benefits doubled during this period to $122,099 in 1999 compared to $63,224 in 1998. This resulted from additional staffing and higher rates of remuneration being paid, in order to bring pay rates closer to industry standards in our business. Research and development expenses increased to $46,800 in 1999, compared to only $3,483 in 1998. This R&D included increased software research costs associated with new website software and US stock screening software. It excludes $141,778 in software and systems development expenditures during the period, capitalized by the company and subject to amortization. Amortization expenses increased to $180,532, compared to $140,258 in the previous year. This was due to our increased Internet based investment and development initiatives.

Advertising, marketing and promotion expenses dropped this period due to marketing expenditures being postponed, as a result of the delays in completing new website and stock screening software. The new website software took several months longer than expected to complete and get ready for market. Our business plan timetable was also adversely impacted by the required management resources to complete and clear the SEC filings, which were finally completed in December 1999. It took eleven months from the time of the initial filing and several revisions to ultimately get clearance on our Form 20-F United States registration with the SEC.

Total revenue for the year was only $38,055, including interest and other income of $28,821. This compares to total revenue $165,115 in 1998. The reduced revenue is the result of significant changes in our Internet product and marketing strategy and in our business plans as noted. Trading income was flat for the year, compared to a gain of $70,607 in 1998. Stock daytrading activities ended in April 1999 and in the third quarter we ended all in-house trading activities to satisfy regulatory issues and avoid potential regulatory conflicts related to our status as a public company. After the decision to end trading operations, we focused all our corporate resources on the Internet product development and marketing strategy.

The future for potential revenues from trading related activities will be established by newly structured strategic alliances and a revised legal and operational structure. These plans will allow us to exploit our trading technology directly, without potential regulatory conflict. This restructuring will take several months to completely implement. The reported 1999 trading loss of $29,687 was from foreign exchange losses on US dollar trading accounts, not from trading gains and losses. 1998 trading income was $70,607. Trading gains made earlier this year were offset by currency trading losses in the third quarter. Titan is not a broker-dealer, investment advisor, or an investment company, as defined by Canadian or United States rules. As a result of the recurring regulatory issues raised in this connection during the 1999 SEC review, all in-house trading activity by Titan in its present structure has been suspended until a revised business plan for this aspect of our business and the required legal restructuring is implemented.

$410,854 cash was used in operations during the year, compared to $258,904 the previous year. $141,778 was invested in software and system development. 29.3% of the operating loss for the year was from amortization expense, which is a non-cash outlay.

LIQUIDITY AND CAPITAL RESOURCES - OCTOBER 31, 1999

As at October 31, 1999 the Company had total assets of $1,050,074, cash balances of $761,007 and net working capital of $742,989, compared to total assets of $$1,672,903, cash balances of $1,363,818 and net working capital of $1,340,017 as of October
31, 1998.

During the twelve month period ended October 31, 1999 there was a decrease in cash of $602,809 of which $410,854 was from cash used in operations and $162,577 was from investing activities. $141,778 was invested in software and systems and $20,799 in acquisition of capital assets, mainly computer systems. There was no cash raised from financing activities during this period. Total assets dropped to $1,050,074 compared to $1,672,903 at FYE October 31, 1998 due to the net loss for the period. The net loss for the fiscal period ended October 31, 1999 was $614,983 compared a net loss of $392,402 for FYE October 31, 1998. Losses are expected to continue for the next several quarters.

In order to sustain future operations in the scale necessary to effectively carry out our business plans and achieve our revenue goals, further equity capital will be required to supplement existing resources. This will allow us to establish US headquarters, add key management staff and fully launch our marketing and sales campaigns. Negotiations toward that end will be ongoing in the immediate future.

With the scale and timing of planned business expenditures conditional upon additional equity placements of its securities over the next 12 to 18 months, Titan expects to make the following minimum planned expenditures in its business:

$500,000 on television, radio and Internet based advertising, $100,000 on high speed redundant Internet server, & communications equipment
$750,000 for additional staffing to effect a marketing launch of the subscription service.
$145,000 in ongoing software and systems research and development

The Company plans to initially raise between $1.5 million and $2.5 million in new equity capital to fund the expanded marketing and sales program for the new online subscription service within the next six months. If these capital plans of the Company are fully realized during the next twelve months, expenditure levels could exceed those levels set out above.

By reference to the working capital resources and liquidity risks outlined above, Titan has insufficient current liquidity and working capital resources sufficient to sustain the operations in accordance with present business plans for the next 12 months, without obtaining the additional equity financing referred to above. As a contingency plan, expenditures will be adjusted in accordance with the timing and level of equity financing actually raised by the Company during the next several months.

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

 Negotiations are in process at the date of this filing and the Company expects to be able to announce progress in new financings within days or weeks of this filing.

Titan does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, Titan's liquidity either materially increasing or decreasing at present or in the foreseeable future, except as disclosed in this filing.

Long term Management Contracts with Michael Paauwe & Associates and Michael Gossland & Associates were re-negotiated after year-end. New contracts were approved by the Board of Directors and entered into effective January 2, 2000. In summary these contracts make expenditure commitments of $22,000 per month to December 2003 and additional amounts if not renewed at that time.

Titan has not entered into any other material commitments for capital expenditures as of the end of the latest fiscal year end or the subsequent interim period to the date of this filing, except as disclosed above and does not anticipate any significant capital purchases other than discussed above.

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

During this period Titan licensed its World Currency Trader software for a period of twelve months to an international money manager based in London. This resulted in the securing of an independent testimonial as to the profitability of the World Currency Trader software when applied to currency hedging in international stock portfolio management following use by this client. This testimonial is expected to form the basis for future European software marketing efforts..

Expenditures on software and systems development during the period were $198,718. This compares to expenditures of $146,134 in the fiscal year ended October 31, 1997. These expenditures on software and systems development were primarily the result of developing the stock day-trading and position trading simulations capability of the VirtualTrader software and the costs of solving related stock market data conversion problems necessary to facilitate the development of that that application. Of the total software and systems development expenditures of $198,718 reported during this period, an estimated $138,000 is attributed to developing the stock trading capabilities and solving the related data conversion problems. Out of the balance of $60,718 in expenditures, an estimated $41,000 is allocated to VirtualTrader software debugging and $19,718 to final development of the Stock Index Trader software. No portion of these costs are attributable to losses from trades, which are reported under System testing as noted above.

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

A first stage direct mail campaign on the VirtualTrader software product was initiated during the second quarter with limited results. The effectiveness of advertising and marketing programs to date on sales of the VirtualTrader software into the futures trading market segment has been limited. The market size of this segment is small and this is reflected in the relatively small level of software sales to date.

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

A milestone in software development was achieved during the 1997 fiscal year with the completion of the first commercial version of the VirtualTrader advanced trading simulator. Titan remained in an early stage of product and system development and market testing during this period. The development stage continued as the focus of Titan's resource allocation shifted to exploitation of the VirtualTrader technology for in-house trading operations work.

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

In August 1996, regulations relating to the sale of commodities, futures and options trading software in the United States were changed by the Commodities Futures Trading Commission ("CFTC"). Legal proceedings were commenced in the US against certain unregistered and allegedly unscrupulous vendors of trading software. As a result of these actions and the related adverse publicity, customer demand dropped immediately, and the market environment quickly became uncertain. Titan thereafter canceled plans to market its Stock Index Trader software series software, incorporating it instead as a component of the VirtualTrader software development. This action had the effect of reducing expected software sales revenues until the development of the new marketable software could be completed.


ITEM 10 DIRECTORS AND OFFICERS OF TITAN

The following table sets forth, as of March 31, 2001, the names of the directors and executive officers of Titan, the offices held by them, and their terms of office as a director or officer. Directors are elected by the shareholders for one year terms and until their successors have been duly elected, and officers are appointed by and serve at the pleasure of the Board of Directors. Paul Shatzko is Robert Shatzko's father, and trader Joe Shatzko is Paul Shatzko's son and Robert Shatzko's brother. In addition, TTN Escrow Capital Corp. a 30.57% shareholder of Titan, is owned by Michael Paauwe (66.67%) and Michael Gossland (33.33%), who are officers and directors of the Titan. There are no other family relationships between any director or executive officer and any other director or executive officer.
------------------------------------------------------------------
Name and              Position with Titan  Commencement of Service
municipality
of residence
------------------------------------------------------------------
Michael B. Paauwe      President & Director        May 1, 1994
Nanaimo,
British Columbia

Michael Gossland       Vice President, Secretary,  Sept 1, 1994
Nanaimo,               Manager of Software Dev.
British Columbia       & Director

Paul Shatzko           Director                    Dec 1, 1994
West Vancouver,
British Columbia

Robert Shatzko         Director                    April 15, 1996
San Mateo,
California

John Austin            Director                    Dec 1, 2000
Nanaimo,
British Columbia

Jennifer Gee          Chief Financial Officer      Dec 1, 1994
Nanaimo,
British Columbia

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

Michael Gossland, M. Sc., P. Eng., is the Vice President, Secretary, a Director, and the Manager of Software Development of Titan. Mr. Gossland has provided full time services under contract to Titan since September 1, 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his M.Sc. degree from the University of Saskatchewan in 1978. In 1979, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario) and from 1986 to 1991 he was Software Project Manager for Sciex, a division of MDS Health Group Inc., of Toronto.

Since September, 1994, through Michael Gossland and Associates (a sole proprietorship), Mr. Gossland has been providing engineering and software development services to Titan under a contract services agreement. Mr. Gossland devotes the majority of his time to the business and affairs of the Titan.

Paul Shatzko, M.D. a radiologist who formerly practiced in North and West Vancouver, British Columbia, is a director of the Titan. Since 1988 Dr. Shatzko has been the President of Mountain Province Mining Inc.("MPV"), which in March 1995 made a major diamond pipe discovery in the North West Territories. MPV trades on the VSE, Toronto Stock Exchange and on the NASDAQ. Dr. Shatzko has held this position on a full time basis since August, 1995. Prior to that, he devoted part of his time to the office of President of MPV, and in addition practiced his profession as a radiologist.

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

John Austin is General Manager and has been a full time employee of Titan since November 1995. As of December 1, 2000 Mr. Austin was appointed to the Board of Directors. Since graduating with a degree in Business Administration from Utah State University in 1972, Mr. Austin has held a number of marketing, service and sales management positions, including marketing manager for TNT between 1987 and 1991, where he was involved in the research and development of trading software. Between 1992 and 1994 he was engaged in the establishment, development and sale of several private businesses. Mr. Austin manages the development of Titan's stock screening technology and provides technical support of all online subscription services.

Jennifer Gee, Titan's Chief Financial Officer, was an independent business and marketing consultant in Nanaimo, since September 1, 2000 Ms. Gee has become an employee working four days a week. From 1984 until May 1994, Ms. Gee was the financial controller for TNT and has worked for Titan as Chief Financial Officer since June 1994.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended October 31, 2000, the following executive officers received compensation from Titan for management, marketing, engineering, research and development, and consulting services. See Item 13 - "Interest of Management In Certain Transactions". The compensation amounts identified below are reported in Canadian dollars.

----------------------------------------------------------
Name and Position                         FYE October 2000
----------------------------------------------------------
Michael B. Paauwe,                        $  161,334
president

Michael Gossland,
vice president, secretary,                $  150,500
manager of software
development

John Austin
Director                                  $   60,000

Jennifer Gee                              $   17,109
chief financial officer

Directors Fees  (see below)               $    5,000

Total Compensation
to Directors & Officers                   $  393,943

The value of unexercised stock options held by Named Executive Officers Michael Paauwe and Michael Gossland are as follows as at October 31, 2000: Michael Paauwe: 345,000 stock options and Michael Gossland: 345,000 stock options. Subsequent to the fiscal year end, one time bonuses were approved by the Board of Directors and paid to Michael Gossland and Michael Paauwe in February 2000 in the amounts of $36,000 and $44,000 respectively. A bonus of $2,500 was paid to Jennifer Gee in December 1999.

Titan compensates directors who are not also officers of the company ("Outside Directors") $2,500 per year for serving on the board. Consequently, Outside Directors Robert and Paul Shatzko received payment of $2,500 each, in each of the last three fiscal years.

Titan does not compensate directors who are also officers of the company for acting as directors, and Titan has not set-up or paid out on any pension, retirement or similar plans for directors or officers.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM TITAN AND
SUBSIDIARIES

OPTIONS

Amendment to Stock Option Plan in accordance with CDNX policy

The Company has in place an existing Stock Option Plan for the purposes of attracting and motivating the Company's directors, officers, employees, employees of the Company's management company, consultants and other persons providing ongoing services to the Company, as contemplated under applicable securities legislation (collectively the "Optionees"). These are intended to strengthen shareholder value and advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options.

In order to make the Company's existing and shareholder approved Stock Option Plan correspond to the new stock option policies of the Canadian Venture Exchange (the "Exchange"), the board of directors of the Company has, subject to the acceptance of the Exchange and shareholder approval, adopted an amended and restated stock option plan (the "Amended Plan"). On March 2nd, 2001, the Company received conditional acceptance by the Exchange of the announced repricing and term amendments to options for 1,250,000 shares made by the Board previously under the existing Plan, subject to disinterested shareholder approval. The Amended Plan incorporates the following changes:

1.	In accordance with current Exchange policies, vesting of
stock options will now be permitted to occur over a period of 18 months (instead of 24 months) in equal quarterly installments, provided that where a stock option is granted for a term of less than 18 months the applicable vesting requirements shall be at the discretion of the board of directors, subject to the acceptance of the Exchange;

2.	In accordance with current Exchange policies, the exercise
price of stock options granted under the Amended Plan may now be fixed at a discount from the market price of the Company's shares;

3.	In accordance with current Exchange policies, the period
within which an option must be exercised by an optionee after ceasing to be a director, officer or employee of the Company has been extended from 30 days to 90 days, provided that options granted to individuals engaged in investor relations activities will continue to expire within 30 days after such individual ceases to be employed to provide such activities;

4.	In accordance with current Exchange policies, shareholder
approval to the granting of an option to an "insider" will no longer be required, however, "disinterested shareholder" approval for any material amendment to an option held by an "insider" such as a reduction in the exercise price or extension of the expiry date thereof must continue to be obtained prior to the exercise of such options.

In all other material respects, the Amended Plan is the same as the Company's existing Stock Option Plan. A copy of the Amended
Plan is available to any member of the Company upon request.

Under the policies of the Exchange, the Amended Plan must be approved by the "disinterested shareholders" of the Company prior to becoming effective. For the purposes of the policies of the Exchange "disinterested shareholder" approval requires the approval of a majority of votes cast at a shareholders' meeting other than votes attaching to securities beneficially owned by insiders to whom shares may be issued pursuant to the Amended Plan and their associates. To management's knowledge, as of the date of this Information Circular, a total of 3,120,101 shares of the Company are held by insiders of the Company to whom options may be granted under the Amended Plan, which shares will not be eligible to be voted for the purposes of approving the Amended Plan.

The existing Stock Option Plan allows a maximum of 1,771,400 shares reserved for issuance inclusive of existing options under the Plan, representing 20% of the issued and outstanding shares of the Company at the time the existing Stock Option Plan was approved.

The Amended Plan will allow a maximum of 1,936,593 shares reserved for issuance inclusive of existing options under the Plan, or 20% of the issued and outstanding shares as of the date hereof.

Under the policies of the Exchange, the Company may grant options to purchase up to 20% of the issued and outstanding shares of the Company at any one time. It is management's intention to grant further options only when necessary or desirable to promote the long term best interests of the Company and only where such options are permissible under the policies of the Exchange. The Company may eliminate the necessity of obtaining shareholder authorization for each specific grant of options during the ensuing year by obtaining shareholder approval to increase the number of shares reserved for issuance under the Amended Plan at this time. This will reduce ongoing legal and the administrative costs of the Amended Plan. Under the policies of the Exchange, such authorization must be approved by the disinterested shareholders of the Company.

The Company intends, concurrently with the adoption of the Amended Plan, to amend all outstanding options granted pursuant to the original Plan to comply with the Amended Plan:

(a)	amend 255,000 options granted on January 16, 2001 pursuant
to the existing Plan exercisable at $0.61 per share until January
16, 2006 to be pursuant to the Amended Plan.

amend the exercise price of 1,250,000 existing stock options to $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and amend those granted pursuant to the original Plan to be pursuant to the Amended Plan.

Accordingly, at the Meeting the disinterested shareholders of the Company will be asked to consider and, if thought advisable, pass the following resolutions. The management designees, if named as proxy, intend to vote in favour of the following resolutions:

RESOLVED, as an ordinary resolution, THAT;

1.	The Amended and Restated Stock Option Plan (the "Amended
Plan") be and the same is hereby adopted and approved and that the directors of the Company be and are hereby authorized to take all steps as are deemed necessary or advisable by the directors, to do all such further acts as are required to be done and make any further amendments or revisions to the Amended Plan, without further shareholder approval, as may be required by the Canadian Venture Exchange or any other stock exchange upon which the Company's shares may be listed for trading from time to time, in order to cause the Amended Plan to fully comply with the requirements of the Canadian Venture Exchange or such other exchange and to fully carry out this resolution; and

2.	the directors of the Company be and are hereby authorized
to grant from time to time at their discretion options to purchase up to a maximum of 1,936,593 common shares of the Company under the Amended Plan, subject to the policies of the Exchange.

3	the directors of the Company be and are hereby authorized
to amend the existing 255,000 stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

4.	the directors of the Company be and are hereby authorized
to amend the exercise price and expiry date of the 345,000 stock options granted to Michael Paauwe [195,000 stock options at $1.00 until April 30, 2004 pursuant to the original Plan and 150,000 stock options at $0.90 until July 31, 2001 granted prior to the Plan] to the amended price of $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

5.	the directors of the Company be and are hereby authorized
to amend the exercise price and expiry date of the 345,000 stock options granted to Michael Gossland [195,000 stock options at $1.00 until April 30, 2004 pursuant to the original Plan and 150,000 stock options at $0.90 until July 31, 2001 granted prior to the Plan] to the amended price of $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

6.	the directors of the Company be and are hereby authorized
to amend the exercise price and expiry date of the 290,000 stock options granted to Paul Shatzko [50,000 stock options at $1.00 until April 30, 2004 pursuant to the original Plan and 240,000 stock options at $0.90 until July 31, 2001 granted prior to the Plan] to the amended price $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

7.	the directors of the Company be and are hereby authorized
to amend the exercise price and expiry date of the 130,000 stock options granted to Robert Shatzko [30,000 stock options at $1.00 until April 30, 2004 pursuant to the original Plan and 100,000 stock options at $0.90 until July 31, 2001 granted prior to the Plan] to the amended price $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

8.	the directors of the Company be and are hereby authorized
to amend the exercise price and expiry date of the 110,000 stock options granted to John Austin [35,000 stock options at $1.00 until April 30, 2004 pursuant to the original Plan and 75,000 stock options at $0.90 until July 31, 2001 granted prior to the Plan] to the amended price $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

9.	the directors of the Company be and are hereby authorized
to amend the exercise price and expiry date of the 30,000 stock options granted to Jennifer Gee [10,000 stock options at $1.00 until April 30, 2004 pursuant to the original Plan and 20,000 stock options at $0.90 until July 31, 2001 granted prior to the Plan] to the amended price $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

The amendments referred to above comply with the present policies of the Canadian Venture Exchange and are subject to receipt of all necessary regulatory or stock exchange approvals. On March 2, 2001, the Company received conditional approval by the Canadian Venture Exchange to the proposed option repricing and term amendments set forth herein.

Certain of the directors and officers, as well as employees who are not directors or officers of Titan, have been granted incentive stock options to purchase Common Shares of Titan at various prices. As of October 31, 2000 the following total number of Company stock options are outstanding:

-----------------------------------------------------------------
Holders            Number of     Exercise Price   Expiration Date
                Common Shares
-----------------------------------------------------------------
Directors and     825,000(i)        $0.90          July 2001
officers as
a group           425,000(i)        $1.00          April 2004
                ---------
Total           1,250,000

Employees who
are not
directors or       72,852(ii)       $0.85          January 2004
officers            6,250(ii)       $1.00          January 2004
                   ------
Total              79,102

(i) As stated above on March 2, 2001 the Company received conditional acceptance by the Exchange and is subject to disinterested shareholder approval, 1,250,000 shares are to be repriced to $0.61 per share, with the term amended to expire January 16, 2006.

(ii) These stock options expired on February 23, 2001, one month following Greg Kennedy's resignation from employment with the Company for health reasons on January 23, 2001.


As of April 9, 2001 the following total number of Company stock options are outstanding:

-----------------------------------------------------------------
Holders          Number of     Exercise Price     Expiration Date
              Common Shares
-----------------------------------------------------------------

Directors and     1,250,000       $0.61          January 16, 2006
Officers as a
group               255,000*      $0.61          January 16, 2006
                 ----------
Total             1,505,000

* Stock Options granted January 16, 2001 and conditionally approved by CDNX March 2, 2001


PRIVATE PLACEMENTS

As of April 9, 2001 the following shares were issued from
Treasury:

(iii)Common Shares issued February 21, 2001 from Treasury.

Announced date            January 11, 2001(iii)
No. of  Shares            550,000
Per Share                 $0.50
No. of Warrants           550,000
Exercise Price            $0.61
Term                      2 years

(iv)Common Shares issued March 20, 2001 from Treasury.

Announced date          January 29, 2001(iv)
                        (Amended Mar 2, 2001)
No. of  Shares           130,000
Per Share                $0.50
No. of Warrants          130,000
Exercise Price           $0.61
Term                     2 years


Included in the Private Placements is the following share units issuance to officers, directors and former employees*:

Directors and Officers                     103,000 units
Former Employees*                           30,000 units
Total to Directors and Officers
and former employees*                      133,000 units
Total to relatives of company officers,
directors, and former employees*           164,000 units
Total                                      297,000 units

WARRANTS

Warrants outstanding as at October 31, 2000
250,067 warrants $2.55 to May 29, 2001 $3.00 to Sept 19, 2001

Warrants outstanding as at March 31, 2001

250,067 warrants $2.55 to May 29, 2001 $3.00 to Sept 19, 2001
550,000 warrants $0.61  to January 10, 2003
130,000 warrants $0.61  to January 28, 2003

Total 930,067 warrants

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

MATERIAL TRANSACTIONS

It is Titan's policy in related-party transactions is to try to ensure that the cost and payment terms of related party transactions reflect costs of similar arm's-length transactions, in accordance with normal Canadian business practices and with due consideration for the impact of Canadian income taxes requirements. Canadian income tax asset acquisition and disposition rules deem non-arm's length transactions to be accounted for as if completed at fair market value and can impose tax penalties where such transactions are not recorded in the accounts at the fair market value. Titan completes all non-arm's length transactions at fair market value as a matter of policy to avoid any such taxation issues.

The following are descriptions of all material transactions between Titan and its management.

From May 1994 to October 31, 1995, through his independent management and financial consulting firm, Michael B. Paauwe and Associates (a sole proprietorship), Mr. Paauwe (the President and a director) provided corporate and financial management, trading software research and product development contract services to Titan under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. On November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present. A long term Management Contract with Michael Paauwe & Associates was re-negotiated after year-end. The new contract were approved by the Board of Directors and entered into effective January 2, 2000. This contract makes expenditure commitments of $12,000 per month to December 2003 and additional amounts if not renewed at that time.

From September 1994 to October 31, 1995, through his independent software design and engineering consulting firm, Michael Gossland and Associates, Mr. Gossland (an officer and director) provided software engineering and development contract services to Titan under an oral arrangement, pursuant to which he received a monthly fee of $5,000 until December 31, 1994, and of $6,000 thereafter, plus reimbursement of expenses. Effective November 1, 1995 the terms of the arrangement were reduced to writing, and have continue since that time to the present. A long term Management Contract with Michael Gossland & Associates was re-negotiated after year-end. The new contract were approved by the Board of Directors and entered into effective January 2, 2000. This contract makes expenditure commitments of $10,000 per month to December 2003 and additional amounts if not renewed at that time.

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

Titan rents certain office space from a Mr. Paauwe's spouse at a monthly rental of $350 and from Mr. Gossland at a monthly rental of $250. The aggregate rents paid during FYE October 31, 1995 were $4,200 and $3,000 respectively. These rental agreements continue to the present time at the same monthly rental amount, which is comparable to third-party market rates for similar office space in the areas. Effective in 1999 these monthly rental rates were increased to $450 and $350 per month respectively.

In addition, during the fiscal year ended October 31, 1995, Titan paid $30,000 to an associate of Paul Shatzko (a director) for marketing consulting services under an arrangement which is no longer in effect. The consulting services were rendered over a 10-month period which ended in October 1995. The services included a preliminary market assessment of the institutional segment of the market, assessment of the competition in the private trader segment of the market, and analysis of financial industry information technology trends related to Titan's business plan.

In 1998 the, Services Agreements for Michael Gossland and Michael Paauwe were both re-negotiated with the board of directors of Titan and amended agreements were entered into effective January 1, 1998. The amended agreements provide for monthly compensation of $7,667 per month for Paauwe, and $7,250 per month for Gossland, up from $6,000 each. In addition, both Paauwe and Gossland were paid a one time bonus payment of $20,000 each. In all other respects, the Services Agreements remain the same as disclosed above.

The Services Agreements were automatically renewed on November 1,
1998 and now have renewable two year terms effective from that date, in accordance with the terms of the original agreements described above. These contracts were renegotiated again effective January 2, 2000, as noted above.

During the nine months ended July 31, 1998 Titan paid US$70,000 and during 1999 Titan paid US$25,000 to an associate of Paul Shatzko (a director) for marketing consulting and promotion services rendered during that period and US$30,000 for the period August 1, 1998 to December 31, 1998. The services involved marketing and promotions activities, including: (1) initial marketing efforts; (2) customer and shareholder liaison services in connection with the promotion and licensing of software in London England; (3) negotiations on promotions with public relations firms in Europe and the US; (4) meetings, discussions and negotiations with potential US market makers for sponsorship on a US bulletin board; (5) promotion to offshore investment groups; (6) presentations to Canadian banks, Canadian brokerages and high net worth investors; (7) negotiations on product reseller arrangements with US firms; (8) evaluation and reporting on the growth of new online trading and its impact on product development; and (9) ongoing market research and reporting.

In addition, certain officers and directors have an interest in the stock options as more particularly described above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS AND THEIR ASSOCIATES

During the last four years, there has been no recorded indebtedness of any of the directors or officers, or any associates of the directors or officers, to the Titan.

PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

The class of capital stock of Titan being registered hereby is the Titan's common shares.

The issued and outstanding share capital of the Titan is summarized as follows:

The authorized capital of Titan consists of 100,000,000 common shares without par value. As of October 31, 2000, 9,132,966 common shares were issued and outstanding. If all outstanding options to purchase common shares were exercised, the issued common share capital of Titan would be 10,462,068 shares. The holders of the common shares are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of Titan. The common shares have no pre-emptive or conversion rights. Titan may, by way of a resolution of the Directors and in compliance with The Company Act, purchase any of its shares at the price and upon the terms specified in the resolution. No share purchase shall be made if Titan is insolvent at the time of the proposed purchase or if the proposed purchase would render Titan insolvent. Unless otherwise permitted under The Company Act, Titan must make its offer to purchase such shares pro rata to every shareholder who holds shares of the class or kind, as the case may be, to be purchased. The common shares are non-assessable, and not subject to further calls by Titan.

A total of 3,000,000 common shares ("Escrow Shares") are held in escrow by the Montreal Trust Company of Canada ("Montreal Trust"), 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, pursuant to an escrow agreement (the "Escrow Agreement") dated January 5, 1996 by and between Titan, Montreal Trust, and TTN Escrow Capital Corp., a private British Columbia company the outstanding voting shares of which are held 66.67% by Michael Buchanan Paauwe and 33.33% by Michael Gossland. The Escrow Shares were purchased for cash at a price of $0.01 per share. They represent approximately 33.87% of the issued and outstanding common shares.

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

The Escrow Shares are subject to the direction or determination of the Canadian Venture Exchange. The Escrow Agreement provides that the Escrow Shares may not be traded in, dealt with or released without the consent of the Canadian Venture Exchange. Any Escrow Shares not released from escrow by June 21, 2006 will be canceled at that time.

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

PART IV

ITEM 17.   FINANCIAL STATEMENTS

The financial statements of Titan have been prepared on the basis of Canadian generally accepted accounting principles.
Differences between Canadian and U.S. generally accepted accounting principles are set out in Note 9 to the audited financial statements dated October 31, 2000.

Copies of the audited Financial Statements for the fiscal period ended October 31, 2000 follow.

5-1591I


April 4, 2001


Titan Trading Analytics Inc.
3473 Ellis Place
Nanaimo, B.C.
V9T 4Y6

Dear Sirs:

We understand that Titan Trading Analytics Inc. ("the company") will be filing a Form 20-F Annual Report with the United
States' Securities and Exchange Commission and also will be filing an Annual Information Form with the British Columbia
Securities Commission.

As requested, we hereby consent to the filing of the audited consolidated balance sheets of the company as at October 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2000 including our auditors' report to the Shareholders of the company dated January 29, 2001 thereon as part of the above filing packages.

If you have any further requirements, please contact us.

Yours truly,

COLLINS BARROW
Chartered Accountants


Per:     "James R. Church"


          James R. Church

JRC/clc

                    TITAN TRADING ANALYTICS INC.

                           CONSOLIDATED
                       FINANCIAL STATEMENTS

                         OCTOBER 31, 2000

AUDITORS'  REPORT



To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan
Trading Analytics Inc. as at October 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2000 and 1999 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2000 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.



                                      "COLLINS BARROW"

                                    CHARTERED  ACCOUNTANTS
Vancouver,  Canada
January 29, 2001

                    TITAN TRADING ANALYTICS INC.
           (Incorporated under the laws of British Columbia)
                    CONSOLIDATED BALANCE SHEET
                          OCTOBER 31

                            ASSETS        2000          1999
Current assets
Cash, due from brokers,
  and short-term investments         $  610,398     $  761,007
Accounts receivable                       5,769          3,729
Prepaid expenses                          5,476            746
                                     ----------     ----------
                                        621,643        765,482

Software and systems
  development (note 3)                  292,695        240,689

Capital assets (note 4)                  44,597         43,903
                                     ----------     ----------
                                     $  958,935     $1,050,074

                         LIABILITIES
Current liabilities
Accounts payable and accrued
  Liabilities                        $   17,447     $   22,493

                   SHAREHOLDERS'  EQUITY

Share capital (note 5)                3,375,938      2,802,962

Deficit                              (2,434,450)    (1,775,381)
                                     ----------      ---------
                                        941,488      1,027,581
                                     ----------      ---------
                                     $  958,935     $1,050,074

Approved by the Directors

"Michael B. Paauwe"      Director
-------------------------
"Michael Gossland"       Director
-------------------------

See accompanying notes to the consolidated financial statements.

                TITAN TRADING ANALYTICS INC.
      CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

                                      Year Ended October 31
                                 --------------------------------
                                 2000         1999         1998
                                 ----         ----         ----

Software and subscription
  sales                       $  26,505    $  38,921    $  53,051

Trading income (loss)               ---      (29,687)      70,607
                              ---------    ---------    ---------

Expenses

Advertising, marketing and
  Promotion                      90,676       75,847     129,299
Amortization                    188,584      180,532     140,258
Bank charges                      2,850        1,818       2,408
Capital taxes                       ---          500       6,157
Directors' fees                   5,000        5,000       5,000
Foreign exchange loss             7,686          ---         ---
Investor relations              111,582       19,233      31,888
Management fees                 114,322       61,308      65,055
Office and miscellaneous         20,786       18,001      12,567
Professional fees                31,126       79,770      17,934
Rent                              5,374        5,424       6,177
Research and development            ---       46,800       3,483
Salaries and benefits           105,056      122,099      63,224
System testing                      ---       17,391      42,490
Telephone                         9,275        6,877       4,118
Travel                            8,862       12,438      27,459
                              ---------    ---------   ---------
                                701,179      653,038     557,517
                              ---------    ---------   ---------
                               (674,674)    (643,804)   (433,859)
Interest and other income        15,605       28,821      41,457
                              ---------    ---------   ---------
Net loss for the year          (659,069)    (614,983)   (392,402)
Deficit, beginning of
the year                     (1,775,381)  (1,160,398)   (767,996)
                             ----------   ----------   ---------
Deficit, end of the year    $(2,434,450) $(1,775,381)$(1,160,398)

Net loss per share (note 7(e))  $(.07)       $(.07)      $(.04)





See accompanying notes to the consolidated financial statements.

                  TITAN TRADING ANALYTICS INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS


                                          Year Ended October 31
                                ---------------------------------
                                   2000        1999       1998
                                ---------------------------------
Cash flows from (used in)
operating
Net loss for the year          $(659,069)  $(614,983)  $(392,402)
Adjustments for:
Amortization                     188,584     180,532     140,258
Foreign exchange loss (gain)       7,686      29,378     (35,754)
                                --------    --------    --------
                                (462,799)   (405,073)   (287,898)
Net change in non-cash working
  balances
Decrease (increase) in
  Receivable                      (2,040)      2,065      16,840
Decrease (increase) in
  prepaid expenses                (4,730)        ---       2,737
Increase (decrease) in
  accounts payable and accrued
  liabilities                     (5,046)     (7,846)      9,417
                                --------    --------    --------
Cash used in operating
  activities                    (474,615)   (410,854)   (258,904)
                                --------    --------    --------

Cash flows used in investing
  activities
Software and systems
  development                   (226,423)   (141,778)   (198,718)
Acquisitions of capital assets   (14,861)    (20,799)    (13,096)
                                --------    --------    --------
Cash used in investing
  activities                    (241,284)   (162,577)   (211,814)
                                --------    --------    --------

Cash flows from financing
  activities
Issuance of common shares        572,976         ---     131,250
                                --------    --------    --------

Cash from financing activities   572,976         ---     131,250
                                --------    --------    --------

Foreign exchange gain (loss)
  on cash held in foreign
  currency                        (7,686)    (29,378)     35,754
                                --------    --------    --------

Net decrease in cash
  during the year               (150,609)   (602,809)   (303,714)

Cash, due from brokers, and
  short-term investments,
  beginning of the year          761,007   1,363,816   1,667,530
                                --------    --------    --------

Cash, due from brokers, and
  short-term investments,
  end of the year               $610,398    $761,007  $1,363,816
                                --------    --------    --------


See accompanying notes to the consolidated financial statements.

              TITAN TRADING ANALYTICS INC
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  OCTOBER 31, 2000

1.  General information

The company is considered to be in the development stage. The company is developing an online stock market trading analytics application for stock traders that it intends to market to third parties and use itself.

2.  Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in note 9.

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

d) Software and systems development - Software and systems development costs are amortized on a product by product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products.
The estimated economic life of the company's products does not exceed three years.

e) Capital assets - Capital assets are recorded at cost and amortized at the following annual rates:

  Computer equipment            -   30% declining balance
  Furniture and equipment       -   20% declining balance

f) Software and subscription sales - Revenue arising from software and subscription sales is recognized at the time of the sale unless the company is obligated to provide services in the future in which case a portion of the revenue is deferred until the services have been performed.

               TITAN TRADING ANALYTICS INC
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  OCTOBER 31, 2000

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

i) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of useful lives of software and systems development and capital assets for purposes of calculating amortization.

j) Cash and cash equivalents - Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

3.  Software and systems development
                                        2000       1999
Cost                                $842,988   $616,565
Accumulated amortization            (550,293)  (375,876)
                                    --------   --------
                                    $292,695   $240,689
                                    --------   --------

Software and system development cost is comprised of:
                                        2000       1999
Computer services                    $38,019    $35,645
Contract services                    696,432    474,562
Other                                 73,622     71,443
Rent                                  10,200     10,200
Salaries                              24,715     24,715
                                     -------    -------
                                    $842,988   $616,565

               TITAN TRADING ANALYTICS INC
       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   OCTOBER 31, 2000

4.  Capital assets

                                             2000
                           -----------------------------------
                                         Accumulated
                               Cost      Amortization     Net
                           -----------------------------------
Computer equipment         $107,673       $73,180      $34,493
Furniture and equipment      17,777         7,673       10,104
                           -----------------------------------
                           $125,450       $80,853      $44,597
                           -----------------------------------

                                             1999
                           -----------------------------------
                                         Accumulated
                               Cost      Amortization     Net
                           -----------------------------------
Computer equipment         $93,454        $61,460      $31,994
Furniture and equipment     17,135          5,226       11,909
                           -----------------------------------
                           $110,589       $66,686      $43,903
                           -----------------------------------

5.Share capital
                                         Number
                                       of Shares       Amount
                                       -------------------------
Authorized
100,000,000	common shares,
without par value
Issued
Issued for cash during the
period ended October 31, 1994                  1    $          1
Issued for cash                        4,114,000       1,314,900
                                       -------------------------
Balance, October 31, 1995              4,114,001       1,314,901
Issued for cash                        4,302,000       1,055,500
Share issue costs                            ---        (141,089)
                                       -------------------------
Balance, October 31, 1996              8,416,001       2,229,312
Issued for cash                          316,000         442,400
                                       -------------------------
Balance, October 31, 1997              8,732,001       2,671,712
Issued for cash                          125,000         131,250
                                       -------------------------
Balance, October 31, 1998 and 1999     8,857,001       2,802,962
Issued for cash                          275,965         572,976
                                       -------------------------
Balance, October 31, 2000              9,132,966      $3,375,938
                                       -------------------------

                 TITAN TRADING ANALYTICS INC
       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    OCTOBER 31, 2000

5.  Share capital - continued

3,000,000 of the common shares issued during 1996 are held in escrow with their release being subject to regulatory approval. The release from escrow is based upon the policies of the British Columbia Securities Commission and is based on cumulative cash flow as defined during the ten-year period ending October 31, 2005.

The company established a stock option plan in 1999 to provide options to directors, officers and employees for up to 1,771,400 common shares.

                     Directors, Officers and      Common Share
                     Employee Stock Options     Purchase Warrants
                     ----------------------------------------------
Outstanding,
November 1, 1998

Number               830,000                              ---
Exercise price       $0.90 to July 2001                   ---

Issued during 1999                                        ---
Number               90,000 vesting over
                       two years
Exercise price       $0.85 to January 2004
Number               435,000 vesting over
                       two years
Exercise price       $1.00 to April 2004                  ---

Exercised during 2000
Number               (25,898)
Exercise price       5,000 at $0.90
                     17,148 at $0.85
                     3,750 at $1.00

Issued during 2000
Number               ---                       250,067
Exercise price                                 $2.55 to May 2001
                                               $3.00 to November
                                                  2001
                      --------------          --------------
Outstanding,
October 31, 2000        1,329,102                250,067

See note 10.

               TITAN TRADING ANALYTICS INC
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   OCTOBER 31, 2000

6.  Income taxes

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of $2,511,000 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

           2001                                  $    67,000
           2002                                      322,000
           2003                                      373,000
           2004                                      248,000
           2005                                      470,000
           2006                                      598,000
           2007                                      725,000
                                                 -----------
                                                   2,803,000

Losses attributable to expensing
software and systems development costs
for income tax purposes                             (292,000)
                                                 -----------
                                                  $2,511,000
                                                 -----------

7.  Other information

a)  Related party transactions

Included in the consolidated statement of operations and deficit are the following transactions with officers and directors and related individuals:

                                 2000       1999       1998
                               ------------------------------
Management fees                $114,322    $61,308    $65,055
Rent                           $  5,100    $ 5,100    $ 4,200
Research and development       $    ---    $16,041    $   ---

Software and systems development costs incurred during 2000 includes $213,652 (1999 - $112,292) paid to officers and directors.

At October 31, 2000, $736 (1999 - $10,022) due to officers and directors is included in accounts payable and accrued liabilities.

Share issue costs for 1996 include $18,000 paid to an officer and director.

Effective January 2, 2000 contract services agreements with officers were amended to require the company to pay monthly fees of $22,000 to December 2003 and additional amounts if not renewed at that time.

The related party transactions are in the normal course of operations and are recorded at the amount paid.

                 TITAN TRADING ANALYTICS INC
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    OCTOBER 31, 2000

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

c)  Geographic information

Substantially all of the company's software and subscription sales are to customers in the United States.

d)  Foreign exchange gains and losses

Foreign exchange gains and losses arising because of changes in the exchange rate between Canadian and United States currency arose because of holding short-term investments. Trading income
(loss) includes foreign exchange losses of $29,378 in 1999 and foreign exchange gains of $18,897 in 1998.

e)  Loss per share

The net loss per share is calculated on the basis of the weighted average number of shares outstanding during the year which for 2000 was 8,895,091 (1999 - 8,857,001; 1998 - 8,775,837).

f)  Cash used in operating activities includes:
                                    2000       1999       1998

Bank charges and interest paid    $(2,850)   $(1,818)   $(2,407)
Interest received                 $15,604    $32,773    $45,329

             TITAN TRADING ANALYTICS INC
    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  OCTOBER 31, 2000

8.  Cumulative results of operations and cash flows

The company's consolidated revenue and expenses from incorporation on November 30, 1993 to October 31, 2000 are:

Software and subscription sales                      $  186,895

Trading income                                           40,920

Expenses
Advertising, marketing and promotion                    454,390
Amortization                                            646,069
Bank charges                                             11,107
Capital taxes                                            11,507
Consulting                                               30,000
Directors' fees                                          15,000
Foreign exchange loss                                     7,686
Investor relations                                      162,703
Management fees                                         365,874
Office and miscellaneous                                 92,570
Professional fees                                       169,074
Rent                                                     38,470
Research and development                                266,020
Salaries and benefits                                   391,388
System testing                                           61,054
Telephone                                                34,448
Travel                                                   94,149
                                                     ----------
                                                      2,851,509
                                                     ----------
                                                     (2,623,694)
Interest and other income                               189,244
                                                     ----------
Net loss for the period and deficit accumulated
  during the development stage                      $(2,434,450)
                                                     ----------

                TITAN TRADING ANALYTICS INC
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    OCTOBER 31, 2000

8.  Cumulative results of operations and cash flows - continued

The company's cash flows from incorporation on November 30, 1993 to October 31, 2000 are:

Cash flows from (used in) operating
activities
Net loss for the period                           $(2,434,450)
Adjustments for:
Amortization                                          646,069
Foreign exchange loss                                   5,876
                                                  -----------
                                                   (1,782,505)
Net change in non-cash working capital
balances
Increase in accounts receivable                        (5,769)
Increase in prepaid expenses                           (5,476)
Increase in accounts payable and
  accrued liabilities                                  17,447
                                                  -----------
Cash used in operating activities                  (1,776,303)

Cash flows used in investing activities
Software and system development                      (842,988)
Acquisitions of capital assets                       (140,373)
                                                  -----------
Cash used in investing activities                    (983,361)

Cash flows from (used in) financing activities
Share subscriptions received and
  issuance of common shares                         3,517,027
Share issue costs                                    (141,089)
                                                  -----------
Cash from financing activities                      3,375,938

Foreign exchange loss on cash held in
foreign currency                                       (5,876)
                                                  -----------
Net increase in cash during the period            $   610,398
                                                  -----------

               TITAN TRADING ANALYTICS INC
     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    OCTOBER 31, 2000

9.  United States accounting principles

a)  Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At October 31, 2000 and 1999, there were no differences between the cost and the market value of the short-term investments.

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

e)  Cost of sales

Under United States generally accepted accounting principles cost of sales are required to be separately disclosed. The cost of sales for software sales and trading income is comprised of:

                                 2000       1999       1998
                                -----------------------------
Amortization of software and
  systems development          $174,417   $160,236   $125,142
Delivery                          1,866      2,419      3,924
                               ------------------------------
                               $176,283   $162,655   $129,066

f)  Foreign currency translation

The application of the temporal method of foreign currency translation has not resulted in material differences from United States generally accepted accounting principles.

               TITAN TRADING ANALYTICS INC
       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   OCTOBER 31, 2000

9.  United States accounting principles - continued

g)  Loss per share

Under United States generally accepted accounting principles, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

                                  2000       1999       1998
                                -------------------------------
Weighted average number of
  Sharesoutstanding             5,895,091  5,857,001  5,775,837
                                -------------------------------
Net loss per share               $(.11)     $(.11)     $(.07)

h)  Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equalled the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized. Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $131,877 in 1999 ($NIL in 2000 and 1998). The weighted average grant date fair market value of options granted in 1999 was determined using the Black-Scholes option pricing model assuming a risk-free interest rate of 6.50%; an option life of 5 years; an expected volatility of 36% and that no dividends would be paid until after the expiry date of the options.

For purposes of these calculations, the estimated fair value of the options were amortized to expense over the vesting periods.

                                   2000       1999       1998
                                --------------------------------
Net loss under United
States Generally accepted
accounting principles          $(659,069)  $(614,983)  $(392,402)

Increase in directors',
officers', and employees'
compensation                      ---       (131,877)      ---
                               ---------------------------------
Net loss if SFAS 123 adopted   $(659,069)  $(746,860)  $(392,402)
                               ---------------------------------
Net loss per share if SFAS
123 adopted                      $(.11)      $(.13)      $(.07)

                TITAN TRADING ANALYTICS INC
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     OCTOBER 31, 2000

10.  Subsequent events

The following events occurred subsequent to October 31, 2000:

a) The company issued 550,000 common shares and 550,000 share purchase warrants for proceeds of $275,000. Each share purchase warrant entitles the holder to acquire one common share at $0.61 until February 2003.

b) The company received subscriptions for 130,000 common shares and 130,000 share purchase warrants for proceeds of $65,000.
Each share purchase warrant entitles the holder to acquire one common share at $0.61 for a two year period. The issuance of the common shares and share purchase warrants is subject to regulatory approval.

c) The company amended existing directors, officers and employee stock options for 1,250,000 common shares such that they are exercisable at $0.61 per share to January 16, 2006. In addition, the company granted additional stock options for 255,000 common shares exercisable at $0.61 per share to January 16, 2006. These actions are subject to shareholder approval.

ITEM 18.   FINANCIAL STATEMENTS

Inapplicable


ITEM 19.   EXHIBITS

None

Signature page follows.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Titan certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.
(Registrant)

SIGNED   "MICHAEL B. PAAUWE"
----------------------------
MICHAEL B. PAAUWE
PRESIDENT AND DIRECTOR
(Authorized Signatory)


DATE:  March 31, 2001