Form 20-F
period 2001-10-31
TITAN TRADING ANALYTICS INC
filed 2002-05-13
CIK 1076639

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                  ON MARCH 31st, 2002


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

      For the fiscal year ended October 31, 2001.

          TITAN TRADING ANALYTICS INC.
----------------------------------------------------------
(Exact name of Registrant as specified in its charter)

                   INAPPLICABLE
----------------------------------------------------------
(Translation of Registrant's name into English)

        PROVINCE OF BRITISH COLUMBIA, CANADA
----------------------------------------------------------
(Jurisdiction of incorporation or organization)

201 SELBY STREET, NANAIMO, BRITISH COLUMBIA, CANADA V9R 2R2
-----------------------------------------------------------
(Address of principal executive offices)
Securities registered or to be registered pursuant to
Section 12(b) of the
Act.

                                Name of each exchange
   Title of each class          on which registered
   -------------------         -----------------------
         NONE

Securities registered or to be registered pursuant to
Section 12(g) of the Act.


COMMON SHARES WITHOUT PAR VALUE
-------------------------------------------------------
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
-------------------------------------------------------
Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES WITHOUT PAR VALUE:   9,812,966 as of
March 31, 2002
--------------------------------------------------------

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

Exchange Rates: As at October 31, 2001 the median bidding exchange rate of Canadian dollars into United States dollars was $1. Canadian to $1.00 US.

-----------------------------------------------------------
TABLE OF CONTENTS
-----------------------------------------------------------

Part I                                             Page No.
-------                                            --------
Item 1.  Description of Business.......................4
Item 2.  Description of Property.......................19
Item 3.  Legal Proceedings.............................20
Item 4.  Control of Titan..............................21
Item 5.  Nature of Trading Market......................21
Item 6.  Exchange Controls and Other Limitations
           Affecting Securities Holders................22
Item 7.  Taxation......................................23
Item 8.  Selected Financial Data.......................25
Item 9.  Management's Discussion and Analysis
          of Financial Condition and Results
          of Operations................................27
Item 10. Directors and Officers of Titan...............36
Item 11. Compensation of Directors and Officers........38
Item 12. Options to Purchase Securities from Titan ....39
Item 13. Interest of Management in Certain
           Transactions................................44
Part II
-------
Item 14. Description of Securities to be
           Registered..................................47
Part III
--------
Item 15.   Defaults Upon Senior
Securities.............................................51
Item 16. Changes in Securities and
          Changes in Security for
          Registered Securities........................51
Part IV
-------
Item 17.   Financial Statements........................51
Item 18.   Financial Statements........................64
Item 19.   Exhibits....................................64
           Signature Page..............................64



CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This FORM 20-F and related disclosure contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The information set forth under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", identify important additional factors that could materially adversely affect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.




PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Titan is a financial software developer and an online publisher of neural network based stock market timing and trading analytics software. We have yet to establish a profitable software or online publishing business and have remained in a research and development stage since May 1994. During 2000 and 2001 we began to focus entirely on the development of an online version of our proven stock market trading analytics and charting software solution initially developed to run TradeStation version 4.0. TradeStation is an off the shelf Windows based commercial trading strategy testing and charting program originally developed by Omega Research Inc.

Our new online software incorporates features and components of our proprietary trading indicators, real time charting analytics, published market commentary, stock screening software and has built-in instant messaging features. The online trading software helps identify and time stock trade entries and exits. Our neural network pattern recognition position trading software technology was developed in 1996 and has been proven in use through real time publications to accurately classify short-term stock market trends and near term stock market risk.

Similar well-established neural network software technology from HNC Software Inc. (Nasdaq:HNCS) is used by the worldwide banking industry to monitor and detect credit card fraud in real time on over 300 million credit cards.

We have published neural network based stock market timing commentaries on the Internet for the last four years. We believe we have already established with our online subscribers, the profitability and validity of our stock market timing methods. Our challenge remains to become profitable exploiting our neural network and charting analytics stock market trading technology.

We plan to commercially exploit our proprietary trading software technology in two ways:

1. by eventually establishing a profitable trading operation and money management business using our trading technology.

2. by marketing and licensing software and our monthly publication for professional and private stock traders.

The target market for our business includes an estimated 16 million online stock traders. It also includes potential institutional and investors seeking better than average investment and trading returns in their stock portfolios.

We presently have $150,000 in cash on hand. We need to raise additional financial resources by way of the issuance of private placements in order to continue to develop and exploit our technology as planned.

Titan is a reporting issuer in Canada and the United States. Our common shares are listed for trading in the United States on the OTC Bulletin Board and in Canada on the Canadian
Venture Exchange. As at October 31st 2001, we have raised CDN$3,715,938 in equity capital and made expenditures of approximately CDN$3,174,000 developing our business and trading software technology.

We recently completed development of a new online stock chart technical analysis application for short-term technical decision support in the trading of big cap North American stocks. In November 2000, we made sales of three annual licenses to two stockbrokers and a private trader at a $6,000 annual license fee each following use of the prototype software. Efforts since that date have been directed at developing a simpler, more cost effective online version that we can license, publish and use.

A simpler online version is late stages of integration with a new lower cost more flexible stock market data feed. Our plan is to market this online version by monthly subscription and license to private and professional traders.

Negotiations for the supply of stock market data have been made difficult by new low cost competition and new cost implications and potential changes in the provision of data by ECN's such as Island. We are still working to complete the technical interfaces necessary to maintain a reliable, scalable monthly subscription based business model. This work was expected to be complete during May 2001, but further delays were experienced.

We are still finalizing development of the online version of our big cap stock trading application. This online service provides custom trading indicators and a chart based method of identifying "high probability" short-term stock trades.
It incorporates stock screening and hot sector analysis on US stocks. It does not involve any kind of trade execution capability, nor does it involve the provision of any kind of financial advice. It provides real-time and end-of-day technical stock chart analytics and all trading decisions are those of the user. The initial beta use the online version by users has been profitable in actual use and announcements in that respect should be possible after April 30th tax filing deadline in Canada.

The new online version of the product will be licensed for prices ranging between US$19 and US$259 per month, depending on the features selected.

Our present existing share structure January 31st, 2002, is as follows:

Issued share capital               9,812,966 common shares
Reserved for future issuance       2,195,000 common shares
Fully diluted                     12,007,966 common shares

Included in the issued shares are 3,000,000 shares, which are beneficially owned by management, which are presently in escrow and subject to release under the rules of the Canadian Venture Exchange (CDNX) before they can be traded. The shares are controlled by TTN Escrow Capital Corp; a private British Columbia company owned 2/3 by Michael Paauwe and 1/3 by Michael Gossland.

Titan is managed by computer technology entrepreneur Michael Paauwe, president, age 51, an honors graduate of the British Columbia Institute of Technology in financial management (finance) and a 1980 graduate Certified General Accountant (CGA) who retired from CGA membership in 1998. Michael Gossland is the vice president and secretary, age 48. Gossland has a Master of Science degree in Physics and is a registered Professional Engineer. John Austin is the general manager, age 52, with a Bachelor of Business Administration degree. Jennifer Gee is the chief financial officer. Ms. Gee has 16 years experience in the financial administration of public companies.

We have published a stock market commentary on its website located at www.titantrading.com for over four years. We have established and archived a large record of published stock market timing calls, based on our neural network stock market trading indicators.

The company has developed a suite of trading software, including a proprietary timing model of the US stock market, based on neural networks. It was developed for use by stock index traders, and typically trades recurring stock market patterns that last between 2 and 15 days duration. We also publish a big picture longer-term stock market analysis in published commentaries.

Marketing and sales strategy:

Titan's business strategy is to market the new online trading and charting analytic platform directly to North America stockbrokers and active traders. We later plan to market it as a wholesale content provider to other financial institutions and websites. Initially, sales will be conducted by direct selling, offering brokerage firms corporate packages based on per trader monthly licenses to the online trading analytics. The selling proposition is that the service improves trading results for clients and in-house traders.

The online system can be activated by the issuance of a temporary password over the telephone. An Internet connection and standard web browser is required to access the application. No data feeds are required, no software download is required and no training is required to get started with evaluation. Advanced simulator training at Titan's facilities is also available for professional traders and private subscribers. The company also plans to exploit its trading software technology under license to third parties.

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

Jennifer Gee is the Chief Financial Officer of Titan. Ms. Gee has
16 years experience administering financial reporting in a public company environment.

Until recently Titan's President Michael Paauwe and Vice
President and Secretary, Michael Gossland have been remunerated as independent contractors. Both these officers work equivalent full time hours.

For information regarding Titan's officers and directors, see
Item 10.

2002 FISCAL PERIOD OPERATIONAL PLAN

Any plan of expenditures is subject to the completion of a new private placement of Titan's securities, as cash working capital is presently approximately $150,000. The company's ability to carry on as a going concern depends on new financing in the current fiscal year. This situation has been made more difficult since the events of September 11th and by the current bear market in stocks. There is no assurance that the company will be able to complete any new financing. However we plan to issue 1,000,000 new shares at $.25 per share in the quarter ended July 31st, 2002.

If the capital plans of the Company are fully realized during the next twelve months, expenditure levels could vary significantly from those set out above.

PRINCIPAL PRODUCTS AND SERVICES

The main focus of the present business plan is to test, develop, publish and market the paid monthly subscription service as noted above.

The accuracy of Titan's stock market indicators has not been independently verified. Rather is based on Titan's own in-house computer testing on historical and real time data and a large body of published and archived real time market calls.

Titan's stock market timing software development center around the application of Artificial Intelligence ("AI") to stock index trading, using neural networks and expert systems. Various trading models of the S&P 500 stock index have been developed and extensively tested.

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

Competitive Assessment

Our core competencies now include three key elements of an integrated real time stock market trading technology:

1. Neural network based market-timing indicators to classify short-term stock market risk and related S&P500 stock index mechanical trading models. These proprietary indicators and systems have been operating accurately in real time now for four years. Validity is well documented. In previous years our systems and published signals have outperformed the S&P500. This index is the leading US stock market index and the performance benchmark used by professional money managers worldwide.

2. We developed new proprietary stock screening methods for screening and selecting baskets of high volume big cap stocks. The stock basket screening and selection system fits well with our stock market timing systems to form an integrated stock position trading capability that allow us and our subscribers to diversify and reduce trading risk. We expect this current capability will benefit our subscribers in the future.

3. We have been able to develop the online version of our chart analytics trading software that is accessible by anybody over the Internet. Initial response suggests the potential for thousands of subscribers. By imbedding proprietary trading indicators into the online stock bar charts, traders can more easily identify trends in real time on big cap stocks. The software features pattern recognition analytics on key stock indexes, hot stock sectors and individual stocks. The latest version integrates the market timing methods and stock screening, to provide a more complete online trading solution. That product is targeted for use in-house, and by subscribing stockbrokers, professional and private stock traders who follow the larger North American stocks.

We have built on the proven profitability of an earlier but more complex PC based version that was expensive, technically complex and impractical to market. That prototype system was deployed for stock trading use in a commercial brokerage operation in 1999. On December 1st, 2000, we announced the sale of these first three PC based versions at an annual license fee of $6,000 per trader. Our current online version is more scalable, reliable, easier to use, more cost effective to distribute and requires less ongoing technical support. Subject to the completion of an economic and reliable market data supply and distribution agreement, we are close to completing the development of the new online product.

During 2000 and 2001 we completed the installation of a fully e-commerce capable high-speed server to facilitate our planned online subscription business. That system is fully operational and also serves as a dedicated email server.

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

COMPETITION AND COMPETITIVE STRATEGY

The worldwide financial software and information services marketplace is crowded and intensely competitive. Strong growth has been reported in the online Internet trading segment of the marketplace, indicating some 16 million online traders. Since 2001 and in particular since September 11th trading volumes have dropped and the business environment has become far more The marketplace for the online Subscription Service remains crowded and intensely competitive. There are a wide variety of products providing direct competition to our software. There is a constant threat of new entrants into the market in all areas of the financial software marketplace. We consider our market timing software, stock screening software and planned online subscription platform to be our principal products. The main identified competitors to these two products are listed in the following paragraphs.


COMPETITION FOR PLANNED INTERNET SUBSCRIPTION SERVICE

The financial services sector of the Internet is extremely competitive. Titan estimates that there are over 100 internet sites of various size and capability that might be considered in one way or another to be competitors.

TradeStation Securities is a direct access broker that offers $100 to $200 per month paid subscription site. It provides high quality technical analysis, historic back-testing and linked trading platform to an online affiliate broker-dealer. This leading competitor has previously sold over $100 million in trading analytics software to private traders. The group trades on the Nasdaq under the symbol TRAD.

There are numerous smaller packages, low-end stock market quote services including offerings by low cost java based market data streamers, by Yahoo Finance, S&P Comstock, PCQuote.com on Lycos.com, and Money.net, that may be considered to be competitors of our low end versions. Most of the named products are differentiated by lower quality stock chart analytics than our own offering, a lack of any proprietary trading indicators, a lack of instant messaging features and absence of a market commentary. Our competitive strategy is to add value with these features and we are able to provide excellent testimonials from professional traders that substantiate the value added.

An example of series of competing on line charting and market quote product offerings is that from PC Quote featured on the Lycos site at the web address as follows:
http://finance.lycos.com/home/subs/


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

Titan has not applied for patents to date under Canadian or US law. Management believes there are patentable elements of the online trading analytics program developed that it may decide to file for patent protection on, depending on financial resources available. There can be no assurance that such filings if any will be successful in securing a patent.

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

By April of 1998, the Titan Stock Index Trader software and the Titan World Currency Trader software were substantially tested and thus reference to any income and losses made from trading after this time is described in the financials as "Trading" income or loss rather than as "System testing" income or loss. The table below provides a summary of trading and testing income and losses, by year, using this distinction.

---------------------------------------------------------------
                     2001     2000       1999       1998   1997
----------------------------------------------------------------
Trading                 0        0  $(29,687)  $ 70,607         0
System Testing   $(16,729)       0  $(17,391)  $(42,490)  $56,761
                 --------     ----  --------   --------   -------
Net gain or loss $(16,729)       0  $ 47,078   $ 28,117   $56,761

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

In September 1998 the Titan commenced testing online stock day-trading activities over the internet for the Titan's account with Titan funds as part of its planned VirtualTrader training and trader development services program. This program was later expanded to include training of experienced third party stock traders trading their own company funds at a registered brokerage in British Columbia. This trading involved the use of in-house day-trader software to trade high volume NASDAQ, AMEX and NYSE stocks in short-term intra-day trading, based on methods developed and practiced in the VirtualTrader trading simulator. Daytrading is considered high risk due to market volatility, trade slippage problems, occasional internet execution errors, normal random short-term price movements, and the margin leverage involved. In general these same risks apply to all of the company's trading activities, except that with stock daytrading, slippage losses and internet execution errors present a far higher proportional cost and risk that when position trading stock indexes or currencies.

All System testing losses noted above since April 1998 are from stock daytrading activities. As mentioned previously, all trading activities by Titan have now been discontinued.


BREAKDOWN OF TOTAL SALES AND COSTS TO DATE

Titan's total revenue from sales and operations during the past five fiscal years by category of activity was as follows:

FYE October 31, 2001
Software and Subscriptions Sales     $   40,894
Trading Income (Loss)                $        0
Interest and other Income            $   11,802
                                     ----------
Total                                $   52,696

FYE October 31, 2000
Software and Subscriptions Sales     $   26,505
Trading Income (Loss)                $        0
Interest and other Income            $   15,605
                                     ----------
Total                                $   42,110

FYE October 31, 1999

Software Sales and Licensing         $   38,921
Trading Income (loss)                $  (29,687)*
Interest and other Income            $   28,821
                                     ---------
Total                                $   38,055
*There was $17,391 in System testing Losses (separately reported as an expense) during this period

FYE October 1998.

Software Sales & Licensing           $  53,051
Trading Income                       $  70,607*
Interest and other Income            $  41,457

Total                                $165,115

*There was $42,490 in System testing Losses during this period
(separately reported as an expense).

FYE October 1997

Software Sales & Licensing            $  36,040
System testing                        $  56,761
Interest and Other Income             $  58,581
                                      ---------
Total                                 $ 151,382


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


STATUS OF NEW PRODUCTS OR SERVICES

The focus of the present business plan is to test, develop, publish and market a paid monthly subscription service to its MarketWatch chart analytics system and its daily stock market indicators and market commentaries through its internet website. Only the market commentary part of this service has been offered to the general public. MarketWatch has only been beta tested with one private trader. Results are expected to be reported sometime after the April 30th 2002 tax filing deadline, when all the results are tabulated and reported to the company by the private trader.

Titan is constantly refining and developing its trading software to maintain its integrity and marketability. As a result there is and will be an on-going research and development effort with associated costs to Titan. Titan anticipates spending approximately $95,000 over the next 18 months on research and development efforts. Moreover, new products are constantly being investigated and sought within the general area of the current products developed by Titan. No new products, however, other than those described in this filing have been formally announced to the public.


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

The following table reflects the inclusion of the following system testing expenses (recovery) by year: 2001 system testing expenses - $16,729, 1999 systems testing expenses - $ 17,391, 1998 system testing expenses - $42,490, 1997 system testing recovery ($56,761).

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

          Software and     R&D expense   System testing   Total
       Systems Development                 (recovery)

FYE 10/01    $104,889      $106,023       $ 16,729     $ 227,641
FYE 10/00    $226,423      $      0       $      0     $ 226,423
FYE 10/99    $141,778      $ 46,800       $ 17,391     $ 205,969
FYE 10/98    $198,718      $  3,483       $ 42,490     $ 244,691
FYE 10/97    $146,134      $  3,483       $(56,761)    $  92,856
                                                       ---------
                                                       $ 997,580

The planned software and systems development expenditures budgeted for fiscal year 2002 is $78,000.


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

Titan does not sell trading systems. Titan is not presently registered with the CFTC or NFA as a Commodity Trading Advisor
(CTA) and does not offer commodity-trading advice or presently solicit or trade third-party managed accounts. Titan may plan to conduct such business in the future and may eventually become registered as a CTA in the United States and or in Canada.
These plans would first require the passage by management of a CTA examination, registration and appropriate filings, which Titan has no yet begun. There can be no assurance that Titan will ever submit or obtain such CTA registration in the ordinary course of its business, nor may the Company ever be required to
do so.   Should Titan become a CTA or manage or trade third-party
managed accounts in the future, which it does not presently do, or if Titan begins to conduct trading operations in the future in the United States, which it does not currently do, Titan would then be directly governed by the regulations and administrative policies of the CFTC and the NFA. Titan would accordingly register with the CFTC as may be required at such time that such future activities might take place.

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

1. Short operating history and likelihood of continuing operating losses. Titan commenced operations in May 1994, and has to date been largely engaged in product research and development and establishing its new product development and marketing strategy. Titan's accumulated deficit to October 31, 2001 is $3,100,741 Titan's initial products and planned services are just beginning to become available for market release and sale. Titan thus has a limited operating history and is expected to continue to incur start up losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Titan's ability to succeed depends upon it eventually achieving positive cash flow, failing which it may have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

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

7. Potential Trading Losses. Under its present business plan, Titan now plans in the future to establish proprietary in-house trading activities, most likely in a subsidiary company. Such trading activity by Titan always involves a risk of trading losses, even when conducted by experienced practitioners. The historic results of Titan's website published market calls trading performance are not as accurate and dependable a measure of profitability as actual trading results. Past performance cannot be guaranteed or necessarily assumed to continue in the future. Potential investors and subscribers must expect trading losses in actual trading operations and potentially wide fluctuations in monthly trading performance. This presents an ongoing legal and financial risk to Titan, notwithstanding the protection afforded the Company by the careful use of industry standard legal disclaimers regarding its own trading activities or its subscription services.

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

10. Control by existing officers and directors. Titan's executive officers and directors currently own or control an aggregate of $3,231,001 of the issued and outstanding shares of the Titan, which represents approximately 32.93% of the outstanding shares as at March 31, 2002. As a result, these shareholders will continue to be able to control the composition of Titan's board of directors and to have a significant influence over its affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a future change of control of Titan. Under certain circumstances, this type of limitation may be considered to be potentially adverse to the interests of other shareholders.

11. Dependence on financial industry. Titan is affected by general economic and regulatory conditions affecting national and international financial markets. A worldwide economic downturn, therefore, may have an adverse effect on Titan's business, future operating results or financial condition. The recent widespread business failure of large numbers of publicly listed Internet companies, as well as the general current state of the stock market as at the date of this filing, are expected to have an adverse affect on the ability to fully fund the capital requirements of the business plan. While management has in the past been able to secure new equity placements when required, there can be no assurance that these efforts will continue to be successful in the immediate future and this may have an adverse affect on the future business of the Company. If the company does not complete a new equity placement in the current quarter the company's ability to carry on as a going concern may be threatened.

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

Titan's proprietary financial trading software products and technologies generally fall into six main categories:

i. Proprietary stock index trading indicators and general US stock market timing software. These are Titan designed neural network and expert system software based custom trading indicators and software based trading methods, installed on a computer with the third-party software program TradeStation
4.0. The software is designed to provide short-term, predictive market timing information on the US stock market indexes (such as the S&P 500 index), based on advanced pattern recognition methods which in general, are automated, mathematically based methods of recognizing recurring market patterns, based on the use artificial intelligence techniques including expert systems and neural networks. The trading indicators are designed for trading US stocks and stock indexes, including stock futures contracts on the S&P500, OEX, NYSE and NASDAQ markets, and they may also provide market timing information for those indices for US stock traders and investors. Last year Titan developed its own proprietary stock screening software which produces lists of NASDAQ and NYSE stocks that meet predefined technical trading criteria, also used in the planned Subscription Service. The company has also developed an online analytical graphics program for trading high volume big cap NASDAQ and NYSE stocks (see DESCRIPTION OF BUSINESS).

ii. Proprietary world currency trading software. These are Titan designed software based trading methods for trading world currencies including the Japanese Yen, the German Mark, replaced by the Euro, the Swiss Franc and the British Pound. To operate, the software needs to be installed on a computer with the third party software programs TradeStation. The methods are designed for intermediate term trading. Trades are typically held for weeks or months. The currency trading methods can also be easily adapted to trading in any other high volume world currencies.

iii. VirtualTrader product software written in Microsoft Visual
Basic 4.0 and Omega's Easy Language software running in
TradeStation 4.0.

iv. Proprietary software testing and trading system development tools. These are proprietary software programs written in Microsoft Visual Basic 4.0 and 5.0, programmed into Microsoft Excel, or written in Omega's Easy Language trading system development language. They are basically a group of software utilities, authored and owned by Titan, consisting of a series of specialized trading system development software tools that are used in Titan's ongoing software research and development programs to perform data manipulation, custom system testing, mathematical functions and code development and software debugging capabilities not available in off-the-shelf software. This software now provides Titan with the advantages of rapid systems research, systems testing, software debugging and trading system validation and deployment.

v. Internet web site and all server based Apache and Unix based email and e-commerce software for running Titan's web site. Titan has a body of custom software developed for its web site that facilitates ongoing maintenance. This software is mainly written in PERL scripts and includes all the custom graphics and other HTML code for the web site. New e-commerce software was developed in 2000 to manage secure online credit card transactions in connection with the new Internet Subscription Service, together with subscriber database management systems and website security software.

vi. Proprietary MarketWatch and ExpressWatch related real time online server based trading and charting software that incorporates embedded trading indicators complete with all related data feed interface software and systems as presently configured.

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

The following table sets forth as of March 31, 2002 information with respect to record ownership of (a) any person or company who is known to Titan to be the owner of more than 10% of any class of the Titan's voting securities, and (b) the total amount of any class of the Titan's voting securities owned by the officers and directors as a group.

-----------------------------------------------------------------
     (1)              (2)              (3)             (4)
Title or class    Identity of     Amount Owned   Percent of Class
                  Person or Group
-----------------------------------------------------------------
Common Shares      TTN Escrow        3,000,000        30.57%
without par value  Capital Corp
-----------------------------------------------------------------
Common Shares      Directors and     3,231,001        32.93%
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

Titan's shares are also currently trading on the Over The Counter
Bulletin Board called "OTC.BB", and, accordingly, there is currently no public market for Titan's common stock in the United
States.

Trading in Titan's shares commenced in Canada on the Canadian Venture Exchange on July 24, 1996. The following table sets-forth the high and low sales prices for Titan's shares for the quarterly periods shown, expressed in Canadian Dollars and the trading volume in number of shares for the applicable time period.

-----------------------------------------------------------------
      (1)                          (2)        (3)           (4)
Year and Month                    High        Low         Volume
-----------------------------------------------------------------
February 1, 2002 -
   April 30, 2002                 0.25        0.07       379,300
November 1, 2002 -
   January 31, 2002               0.28        0.09       738,100
August 1, 2002 -
   October 31, 2002               0.50        0.20       648,700
May 1, 2002 -
   July 31, 2002                  0.70        0.30       473,085
February 1, 2002 -
   April 30, 2002                 0.90        0.55       377,500
November 1, 2000 -
   January 31, 2001               1.20        0.55       603,548
August 1, 2000 -
   October 31, 2000               1.85        0.61       591,505
May 1, 2000 -
   July 31, 2001                  2.45        1.45       622,330
February 1, 2000 -
   April 30, 2000                 4.05        1.75       912,332
November 1, 1999 -
   January 31, 2000               4.25        1.00     1,773,038
August 1, 1999 -
   October 31, 1999               1.75        0.96       500,020
May 1, 1999 -
   July 31, 1999                  2.15        1.10       728,038
February 1,1999 -
   April 30, 1999                 1.25        0.88       556,100
November 1,1998 -
   January 31, 1999               1.35        0.85       425,400
August 1, 1998 -
   October 31, 1998               1.48        1.20       294,800
May 1, 1998 -
   July 31, 1998                  1.55        1.41       455,350
February 1, 1998 -
   April 30, 1998                 1.49        1.30       765,926
November 1, 1997 -
   January 31, 1998               1.44        1.25       224,900
August 1, 1997 -
   October 31, 1997               1.60        1.20       622,490
May 1, 1997 -
   July 31, 1997                  1.35        1.05       406,200
February 1, 1997 -
   April 30, 1997                 1.60        1.30       812,400
November 1, 1996 -
   January 31, 1997               1.85        1.43       814,950


According to records provided to the Company under CUSIP
#887902104 as at March 6, 2002, The Depository Trust Company,
New York, reports that there are 613,300 common shares of Titan held in 34 different Broker-Dealer offices in the United States.
The Company believes there are in excess of 60 individual shareholders of Titan common shares in the United States.

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

ITEM 8.  SELECTED FINANCIAL DATA

The following table summarizes certain selected financial information of Titan (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (US GAAP). The information in the table was extracted from the more detailed financial statements for the fiscal year ended October 31, 1997 through the fiscal year ended October 31, 2001, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the heading "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 8 of Titan's October 31, 2001 financial statement included herewith for a discussion of the material differences between Canadian GAAP and US GAAP, and their effects on Titan's financial statements. To date, Titan has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. Titan has financed its operations principally through the sale of its equity securities and its ability to continue operations is dependent on the ability of Titan to increase revenues from operations or to obtain additional financing or a combination of both. See "Item 9
- Management's Discussion and Analysis of Financial Condition and Results of Operations."


SUMMARY OF FINANCIAL DATA
-----------------------------------------------------------------
Fiscal Years ended October 31
                    2001       2000       1999       1998       1997
Revenue        $  40,894  $  26,205  $   9,234  $ 123,658  $  92,801

Expenses       $ 718,987  $ 701,179  $ 653,804  $ 557,517  $ 293,615

Interest & Other
Income         $  11,802  $  15,605  $  28,821  $  41,457  $  58,581

Net Loss for the year
Canadian GAAP  $ 666,291  $ 659,069  $ 614,983  $ 392,402  $ 142,233

US GAAP        $ 666,291  $ 659,069  $746,860   $392,402   $ 142,233
Net Loss Per Share(1)
Canadian GAAP   $(.07)     $(.07)     $(.07)     $(.04)     $(.02)

US GAAP         $(.10)     $(.11)     $(.13)     $(.07)     $(.03)

Net Working
   Capital     $348,457  $604,196   $742,989  $1,340,017 $1,672,725
Total Assets
Canadian GAAP  $647,907  $958,935 $1,050,074  $1,672,903 $1,924,638

US GAAP        $647,907  $958,935 $1,050,074  $1,672,903 $1,924,638

Long Term
   Obligations   $NIL      $NIL       $NIL       $NIL      $NIL
----------------------------------------------------------------

Calculated based on the average weighted number of shares outstanding on a non-diluted basis. 3,000,000 escrow shares, which are issuable based on future financial performance (see
ITEM 4. CONTROL OF TITAN) are excluded from the average weighted number of shares outstanding on a non-diluted basis, in calculating net loss per share under US GAAP, but are included in the same calculation under Canadian GAAP. However, this does not affect Net Loss for the year and therefore that figure in the table above remains the same under both US GAAP and Canadian GAAP.

To date, Titan has paid no dividends on its shares, and does not anticipate doing so in the foreseeable future. The declaration of dividends on Titan's Common Shares is within the discretion of Titan's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of Titan.

EXCHANGE RATES

As at October 31, 2001 the median bidding exchange rate of Canadian dollars into United States dollars was $1. Canadian to $1.00 United States.

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


Period        Period End    Average        High          Low
-------       ----------    -------        ----          ---
(CDN$/US$)
1994           1.4030       1.3699        1.4078       1.3103
1995           1.3655       1.3689        1.4238       1.3285
1996           1.3697       1.3644        1.3822       1.3310
1997           1.4288       1.3894        1.4398       1.3357
1998           1.5375       1.4892        1.5770       1.4075
1999           1.4440       1.4827        1.5095       1.4440
2000           1.5273       1.5161        1.5950       1.4954
2001           1.5966       1.5852        1.6052       1.5758


ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW OF REVENUE AND EXPENSES

Management believes that subject to completing a financing, 2002 will be a better year for shareholders, producing recovery in shareholder value.

The year ended October 31st, 2002 was a difficult period for our Company.

Yet we have developed potentially valuable business relationships in Boca Raton, Florida, in Vancouver, British Columbia, and in
Toronto, Ontario.

With shareholder approval of management's slate of directors, new top-level marketing executive recruitment, an expected report of profitable trading results using our technology and the start of sales of our online MarketWatch systems, we expect a marked recovery of shareholder value.

We plan to recruit new senior experienced marketing executive leadership, to complement our existing high quality technical and managerial strengths. This will be a main component of any the use of proceeds in the planned offering memorandum on new equity placements.

We are in active marketing and licensing discussions and negotiations in Vancouver, Florida, Germany and Chicago.

In 1996 we completed an IPO at $.90 per share. Over 15,000,000 shares of Titan have traded since the IPO. The stock rallied up to peak at $4.25 per share at the height of the market in January 2000. The stock recently sold down to CDN$.25 per share, bottoming last month below $.10 in what appears to have been a selling climax.

Titan has spent over $3,100,000 to date on its business and software. We possess what we believe is proven profitable, neural network pattern recognition and custom MarketWatch trading software, as well as world class engineering human resources. Exploiting this, we expect to restore shareholder value over the course of the next several months.

We are currently planning to issue, at miminum, 1,000,000 shares at $.25 per share, with a full warrant attached, exercisable for 2 years. Other placements will follow, as that first placement will realize only part of the total working capital necessary to launch MarketWatch related online products and services and implement the company's full business plan.

Market conditions have improved somewhat and our software systems have greatly matured, now offering more value, innovation and quality. In addition, our Marketwatch system has been sucessfully used in actual trading operations by third party professional and private traders.

The strongest promotional platform we can possibly build on will be by substantiating that our online software can be traded profitably in a track record of actual trades. Results are expected to be released this quarter and we plan to build on that initial record. Managing and directing that most important function into a scaled up money management business will require a full time commitment, without distraction. Currently our various management tasks are too diverse and resources are spread too thin, with too few people. We hope to add senior executives to be able to succeed in this important business initiative.

We are close to establishing new US marketing and business alliances. Recent Board appointments are the first steps on a path to restoring shareholder value.

Analysis of financial results for the period:

The company has remained in a development stage during the period to July 31st, 2001. Further data interface requirements to our MarketWatch software have again extended development efforts longer than we first anticipated. During development, our cost structure on R&D and software and systems development has remained lean and efficient for years. We have developed our current technology at a fraction of the cost of what we believe much larger companies could have done.

As we start operations, in the fourth quarter we increased the write-down of capitalized software and systems development charges. Core software and systems technology remains unamortized. This year we expensed $106,023 in research and development costs and invested $104,889 in new software and systems development. This was mainly from adding the Titan Gold subscription service and adapting and improving the online MarketWatch product. In direct costs, with no overhead allocation, we have now spent a total of over $1,000,000 directly on trading software and systems development on the TradeStation
4.0 platform, in Excel, Visual Basic, Pearl, and C++, and other languages.

Early in 1996, we made a significant breakthrough training neural networks to recognize stock market patterns. Our VirtualTrader trading simulator training software is unique in the world and we hope to exploit it to a greater extent in coming periods, as we expand trader training services.

Shareholders have not yet been rewarded for the potential value of the software developed to date. We need to change in our next stage of development that with more human resources and better marketing execution.

The loss for the year was $666,291, or $.07 per share, compared to a loss of $659,069, or $.07 per share for the same period last year. Advertising, marketing and promotion expense was $65,870 lower than in the same period last year, due to the reduced activity from postponing a formal product launch, after market conditions deteriorated severely during the year. Our approach to cost containment was similar to many companies in the same industry, during the same period.

Financing fees increased by $23,683 in retainer fees, paid to raise equity in the USA earlier in the year.

Research and development expenses increased to $106,023, compared to NIL in the preceding year, as we expensed more of the costs associated with further website software development. Salaries and benefits increased, with the addition of staff earlier in the year, as we started to scale up public relations activity, only to be followed by reductions after year-end, to cut costs. System testing costs rose to $16,729 during the period from testing new short term trading analytics systems, compared to Nil in the preceding period.

Software subscription income rose to $40,894 from online subscriptions, compared to $26,505 in sales of beta software versions in the preceding year.

$457,260 cash was used in operations during the period, compared to $474,615 in the previous year. We made expenditures of $17,223 in acquisition of capital assets and spent $104,889 on new software and systems development, compared to $226,423 in the preceding year. Please refer to the financial statements attached and the notes included, for more details.

LIQUIDITY

At the end of the October 31st, 2001 fiscal year, the Company had total assets of $647,904, cash balances of $375,417 and net working capital of $348,547.

At the end of the quarter ended January 31st, 2002, the Company had total assets of $562,441, cash balances of $275,726 and net working capital of $243,680. As at the effective date of this filing, net working capital is estimated to total $145,000.

MAJOR CURRENT LIQUIDITY RISK FACTOR

An improving economy in early 2002 may reduce the economic uncertainty and business risks we face. Capital formation is expected to remain very difficult in the current business environment and our declining working capital position remains a serious risk to be considered. This is expected to be addressed initially with a 1,000,000 share placement of our securities, with further placements expected to follow.

Without a new equity placement to restore working capital in the current quarter, our ability to continue as a going concern will be materially and adversely affected.

As noted in the TRADING AND TESTING ACTIVITIES section, in the past periods, while trading software was in a research and development stage, there was a final period of actual online testing which involves executing trades based on information provided by the trading indicators or models in order to validate or ultimately reject a developed trading method, new technique, or the related software. During this final testing and validation activity stage and before the software development was considered completed in all material respects, all related trading activity was booked in the company's accounts as System testing expenses. Once that particular software or trading indicator was finally technically validated by real time testing in actual trading activity, only then was the development considered completed.
Any continued trading activity results beyond that point based on that software was booked in the accounts as Trading Income or Trading Losses. Titan relies on the extensive development experience and expertise of Michael Paauwe and Michael Gossland in making the determinations that a particular trading method, system or indicator development is complete.

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

In order to aggregate all net gains or net losses from all trading activity, including System testing, net results are shown by year in the section and table entitled TRADING AND TESTING.

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

The existence and terms of release of the escrow shares affects the net loss per share calculations in the reconciliation between Canadian GAAP and US GAAP, due to the fact that under US GAAP, shares conditionally issuable are not to be used in the average number of shares outstanding in the calculation of net loss per share. Under Canadian GAAP these escrow shares are used in the calculation of the average number of shares outstanding for purposes of the net loss per share calculations. The result is that net loss for the year is the same under both Canadian GAAP and US GAAP but the net loss per share differs according to the reduced number of average shares outstanding as used in the loss per share calculations. The resulting differences in the loss per share calculations are as set forth in the financial statements for the FYE October 31, 2001and in the table referred to above in
Item 8 - "Selected Financial Data".

In addition, under US GAAP, the granting of stock options to directors, officers and employees may give rise to differences in the charge to income for compensation. Titan has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equaled the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized. Had Titan valued the options using a fair market value method (as required under SFAS 123) such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $146,360 in 2001, $NIL in 2000, $131,877 in 1999, and $Nil in 1998, 1997 and 1996. Thus, in the
case of Titan, US GAAP results in an increase to compensation totaling $146,360, as described more fully in Note 8 h) to the audited financial ended October 31,2001 year end of Titan. This difference is also reflected in the loss per share calculations as set-forth in the table referred to above in Item 8 - "Selected Financial Data", together with the impact of the escrow shares, as noted in the discussion above.

ANNUAL REPORT OVERVIEW OF BUSINESS OPERATIONS FOR THE YEAR

During 2001 we focused on further development of Titan's proprietary stock market trading analytics software called
MarketWatch and Expresswatch. Our core competencies now include three key elements of an integrated real time stock market trading technology described above.

RESULTS OF OPERATIONS IN PRIOR PERIODS

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

Total revenue for the year increased to $123,658 (not including $41,457 in Interest and other income) compared to $92,801 (not including $58,581 in Interest and other income) in the previous year arising from small increases in software sales and trading income.

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

Pay scales of a key employee were increased and management fees expense and software and systems development costs increased as the result of re-negotiated base monthly contract rates effective January 1, 1998 (see "Related Party Transactions") for officers Paauwe and Gossland. First time management bonuses of $20,000 were paid to each of Gossland and Paauwe, and directors' fees totaling $5,000 were paid to the two outside directors Paul Shatzko and Robert Shatzko. Marketing and general corporate promotions expenses rose compared to prior periods due to efforts to increase corporate business exposure in the US and Europe. Payments averaging approximately US$8,000 per month since December 1997 covering marketing promotions expenses were made to an independent contractor who is an associate of one of the directors. This covered general corporate promotion, initial marketing efforts and customer and shareholder liaison expenses in connection with the promotion and licensing of the World Currency Trader software systems in London England, negotiations on promotions with public relations firms in Europe, discussions and negotiations with US market makers for sponsorship on a US bulletin board listing for Titan, promotion to offshore investment groups of the World Currency Trader software systems, presentations of Titan's technology to Canadian banks, Canadian brokerages and high net-worth investors, negotiations on product reseller arrangements with US firms, evaluation, monitoring and reporting on the growth of new online trading and the impact on VirtualTrader development, and ongoing monthly market research and reporting.

During this period Titan licensed its World Currency Trader software for a period of twelve months to an international money manager based in London. This resulted in the securing of an independent testimonial as to the profitability of the World Currency Trader software when applied to currency hedging in international stock portfolio management following use by this client. This testimonial is expected to form the basis for future European software marketing efforts.

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


ITEM 10 DIRECTORS AND OFFICERS OF TITAN

The following table sets forth, as of March 31, 2002, the names of the directors and executive officers of Titan, the offices held by them, and their terms of office as a director or officer. Directors are elected by the shareholders for one year terms and until their successors have been duly elected, and officers are appointed by and serve at the pleasure of the Board of Directors. TTN Escrow Capital Corp. a 30.57% shareholder of Titan, is owned by Michael Paauwe (66.67%) and Michael Gossland (33.33%), who are officers and directors of the Titan. Three new Directors have been elected at the AGM, they are as follows: Mr. Roland Kreilein, Mr. David Baird, and DR. Edward Colson. There are no family relationships between any director or executive officer and any other director or executive officer.

---------------------------------------------------------------
Name and municipality    Position with Titan     Commencement
of residence                                     of Service
---------------------------------------------------------------
Michael B. Paauwe       President & Director       May 1, 1994
Nanaimo,
British Columbia

Michael Gossland        Vice President,            Sept 1, 1994
Nanaimo,                Secretary, Manager
British Columbia        of Software Dev.
                        & Director

Paul Shatzko            Director                   Dec 1, 1994
West Vancouver,
British Columbia

John Austin             Director                   Dec 1, 2000
Nanaimo,
British Columbia

Roland Kreilein         Director                Appointed at AGM
Victoria,
British Columbia

David Baird             Director                Appointed at AGM
Nanaimo,
British Columbia

Dr. Edward Colson       Director                Appointed at AGM
Boca Raton, Florida

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

Mr Paauwe was the founding shareholder of CDNX and TSE listed
Triant Technologies Inc. (TNT) and was its President and Chairman for the first ten years until 1994.

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

Since September, 1994, Mr. Gossland has been providing engineering and software development services to Titan under a contract services agreement. Mr. Gossland devotes the majority of his time to the business and affairs of the Titan.

Paul Shatzko, M.D. a radiologist who formerly practiced in North and West Vancouver, British Columbia, is a director of the Titan. Since 1988 Dr. Shatzko has been the President of Mountain Province Mining Inc.("MPV"), which in March 1995 made a major diamond pipe discovery in the North West Territories. MPV trades on the CDNX, Toronto Stock Exchange and previously traded on the NASDAQ. Dr. Shatzko has held this position on a full time basis since August, 1995. Prior to that, he devoted part of his time to the office of President of MPV, and in addition practiced his profession as a radiologist.

Dr. Shatzko has been involved over a number of years as a director or officer of several other publicly traded companies, and in addition to Titan and MPV is presently a director of Camphor Ventures Inc.(CDNX symbol "CFV"), Gee-Ten Ventures Inc. (CDNX symbol "GTV") and Amex Ventures Inc. (CDNX symbol "AEX"). Dr. Shatzko devotes the time to the affairs of Titan as is considered necessary to perform his functions as a director.

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

Roland Kreilein is a retired businessman with business and financial interests in German.

David Baird is a CGA, director and the Executive Vice President of Dixion Networks Corporation, a private company that constructs turnkey fibre optic infrastructure solutions in North America.
In each of the years 1998, 1999 and 2000, Dixon Network was granted the prestigious award of one of Canada's 50 Best Managed Private Companies. Mr. Baird is also a director of CDNX and TSE listed Triant Technologies Inc.

Dr. Edward Colson is a retired surgeon and businessman whose family is active in the real estate development, financial and brokerage community in Florida and the Bahamas.

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


Name and Position                          FYE October 2001
-----------------------------------------------------------------
---------

Michael B. Paauwe,                          $  122,875
President

Michael Gossland,
Vice President, Secretary,                  $  117,175
Manager of Software
Development

John Austin
Director                                    $   68,375

Jennifer Gee                                $   35,885
Chief financial officer

Directors Fees (see below)                  $      NIL
Total Compensation
to Directors & Officers                     $  344,310

The value of unexercised stock options held by Named Executive Officers Michael Paauwe and Michael Gossland are as follows as at October 31, 2000: Michael Paauwe: 345,000 stock options and Michael Gossland: 345,000 stock options. Subsequent to the fiscal year end, one-time bonuses were approved by the Board of Directors and paid to Michael Gossland and Michael Paauwe in February 2000 in the amounts of $36,000 and $44,000 respectively. A bonus of $2,500 was paid to Jennifer Gee in December 1999.

Titan compensates directors who are not also officers of the company ("Outside Directors") $2,500 per year for serving on the board. Consequently, Outside Directors Robert and Paul Shatzko received no payment for the year 2001. Titan does not compensate directors who are also officers of the company for acting as directors, and Titan has not set-up or paid out on any pension, retirement or similar plans for directors or officers.

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

Accordingly, at the Meeting the disinterested shareholders of the Company were asked to consider and carried the following resolutions.

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

3. The directors of the Company be and are hereby authorized to amend the existing 255,000 stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

4. The directors of the Company be and are hereby authorized to amend the exercise price and expiry date of the 430,000 stock options granted to Michael Paauwe to the amended price of $0.25 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

5. The directors of the Company be and are hereby authorized to amend the exercise price and expiry date of the 415,000 stock options granted to Michael Gossland to the amended price of $0.25 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

6. The directors of the Company be and are hereby authorized to amend the exercise price and expiry date of the 290,000 stock options granted to Paul Shatzko to the amended price $0.25 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

7. The directors of the Company be and are hereby authorized to amend the exercise price and expiry date of the 130,000 stock options granted to Robert Shatzko to the amended price $0.61 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

8. The directors of the Company be and are hereby authorized to amend the exercise price and expiry date of the 210,000 stock options granted to John Austin to the amended price $0.25 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

9. The directors of the Company be and are hereby authorized to amend the exercise price and expiry date of the 30,000 stock options granted to Jennifer Gee to the amended price $0.25 per share and to extend the term of the existing stock options to January 16, 2006 and then amend the stock options granted pursuant to the original Plan to be pursuant to the Amended Plan.

Pursuant to the provisions of the existing approved Stock Option Plan of the Company, the above options had their exercise price reduced form $0.61 to $0.25. Re-pricing was approved by a majority of disinterested shareholders at the Annual General Meeting of the Company on April 19th, 2002, the number of existing stock options issued to each person above was reduced over the existing stock options previously granted and approved by the shareholders. There was no proposed change in the Stock Options Plan to the existing vesting period, nor was there any change made to the existing term on existing stock options.

Proposed reductions in the number of stock options granted was agreed to by the recipients affected, subject to the shareholder the re-pricing approval. This was done to facilitate additional grants to new directors and consultants to the Company.

Name of            # of under   Reductions*  Revised    expiry
Holder           shares option                totals     date
Michael B. Paauwe   430,000      (55,000)    375,000  Jan 16, 2006
Michael Gossland    415,000      (55,000)    360,000  Jan 16, 2006
Paul Shatzko        290,000     (150,000)    140,000  Jan 16, 2006
John Austin         210,000      (10,000)    200,000  Jan 16, 2006
Jennifer Gee         30,000        NIL        30,000  Jan 16, 2006
Robert Shatzko      130,000        NIL       130,000  Jan 16, 2002

* the reductions were subject to approval of the re-pricing of the stock options from $.61 to $.25 per share. Re-pricing was approved at the April 19, 2002 AGM.

Certain of the directors and officers, as well as employees who are not directors or officers of Titan, have been granted incentive stock options to purchase Common Shares of Titan at various prices.

Certain of the directors and officers, as well as employees who are not directors or officers of Titan, have been granted incentive stock options to purchase Common Shares of Titan at various prices. As of October 31, 2001 the following total number of Company stock options are outstanding:

---------------------------------------------------------------
Holders            Number of    Exercise Price       Exp Date
                Common Shares
---------------------------------------------------------------
Directors as      1,475,000(i)      $0.61          Jan 16, 2006
a group              10,000         $0.50          May 8, 2006
Officers as
a group              30,000(i)      $0.61          Jan 16, 2006
                  ---------
Total             1,515,000


(i) As stated above the Company proposes to have their exercise price reduced subject to the approval by the Exchange and is subject to disinterested shareholder approval, 955,000 shares are to be re-priced to $0.25 per share, with the term to expire January 16, 2006.

As of April 9, 2002 the following total number of Company stock options are outstanding:

--------------------------------------------------------------
Holders               Number of   Exercise Price    Exp Date
                   Common Shares
-------------------------------------------------------------
Directors as )       1,745,000        $0.25       Jan 16, 2006
a group      )          10,000        $0.50       May 8, 2006

Officers as a group     60,000        $0.25       Jan 16, 2006
Consultant              20,000        $0.50       May 8, 2006
                     ---------
Total                1,835,000

WARRANTS

Warrants outstanding as at March 31, 2002

550,000 warrants     $0.61  to January 10, 2003
130,000 warrants     $0.61  to January 28, 2003

Total 680,000 warrants


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

The following are descriptions of material transactions between Titan and its management.

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

Except for the description of the services to be performed there under, the written agreements between Titan and Paauwe and the Titan and Gossland (the "Services Agreements") contain identical provisions. Each has an initial term of three years, subject to renewal for further terms of two years, at a monthly fee to be agreed from time to time (the "Fee"), but currently not less than $12,000 and $10,000 per month respectively, plus reimbursement of expenses. Each of the Agreements also provides for the payment of an annual bonus (the "Bonus") of $8,640 and $7,200 respectively. Titan may terminate these Services Agreements at any time on 30 days written notice. If it terminates otherwise than for a material and substantial failure to perform the agreed services by Paauwe or Gossland, as the case may be, the Services Agreements provide for payment of a lump sum equal to 12 times the Fee then in effect plus any unpaid Bonus (the "Lump Sum") if terminated during the initial term, and an amount to be negotiated, but not less than the Lump Sum, if terminated thereafter. The latter provision applies as well to a failure by Titan to renew the Services Agreement. If terminated for a material and substantial breach of their obligations, Paauwe and Gossland, as the case may be, have a 30 day period in which to cure the breach. The Services Agreements may be terminated by Paauwe and Gossland, as the case may be, on 120 days written notice to the Titan. The Services Agreements also contain confidentiality provisions, and provisions for the arbitration of disputes.

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

In 1998 the, Services Agreements for Michael Gossland and Michael Paauwe were both re-negotiated with the board of directors of Titan and amended agreements were entered into effective January 1, 1998. The amended agreements provide for monthly compensation of $7,667 per month for Paauwe, and $7,250 per month for Gossland, up from $6,000 each. In addition, both Paauwe and Gossland were paid a one-time bonus payment of $20,000 each. In all other respects, the Services Agreements remain the same as disclosed above.

The Services Agreements were automatically renewed on November 1,
1998 and now have renewable two-year terms effective from that date, in accordance with the terms of the original agreements described above. These contracts were renegotiated again effective January 2, 2000, as noted above.

During the nine months ended July 31, 1998 Titan paid US$70,000 Shatzko (a director) for marketing consulting and promotion services rendered during that period and US$30,000 for the period August 1, 1998 to December 31, 1998. The services involved marketing and promotions activities, including: (1) initial marketing efforts; (2) customer and shareholder liaison services in connection with the promotion and licensing of software in London England; (3) negotiations on promotions with public relations firms in Europe and the US; (4) meetings, discussions and negotiations with potential US market makers for sponsorship on a US bulletin board; (5) promotion to offshore investment groups; (6) presentations to Canadian banks, Canadian brokerages and high net worth investors; (7) negotiations on product reseller arrangements with US firms; (8) evaluation and reporting on the growth of new online trading and its impact on product development; and (9) ongoing market research and reporting.

In addition, certain officers and directors have an interest in the stock options as more particularly described above.


INDEBTEDNESS OF DIRECTORS AND OFFICERS AND THEIR ASSOCIATES

During the last four years, there has been no recorded year end indebtedness of any of the directors or officers, or any associates of the directors or officers, to the Titan.


PART II


ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

The class of capital stock of Titan being registered hereby is the Titan's common shares.

The issued and outstanding share capital of the Titan is summarized as follows:

The authorized capital of Titan consists of 100,000,000 common shares without par value. As of March 31, 2002, 9,812,966 common shares were issued and outstanding. If all outstanding options to purchase common shares were exercised, the issued common share capital of Titan would be 10,462,068 shares. The holders of the common shares are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of Titan. The common shares have no pre-emptive or conversion rights. Titan may, by way of a resolution of the Directors and in compliance with The Company Act, purchase any of its shares at the price and upon the terms specified in the resolution. No share purchase shall be made if Titan is insolvent at the time of the proposed purchase or if the proposed purchase would render Titan insolvent. Unless otherwise permitted under The Company Act, Titan must make its offer to purchase such shares pro rata to every shareholder who holds shares of the class or kind, as the case may be, to be purchased. The common shares are non-assessable, and not subject to further calls by Titan.

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

In general, the Escrow Agreement was devised to create a long-term incentive for the beneficial owners of the shares (Michael Paauwe and Michael Gossland) to act in the long-term interest and for maximum profitability of Titan, in accordance with the policies of the Canadian Venture Exchange. Previously, the shares were subject to an earn-out formula based on cumulative net positive cash flow, and could not be released for trading until thresholds of net profitability were reached. previously, any escrow shares not released after ten years are automatically canceled.

Amendment to Existing Escrow Agreement approved at April 19th AGM

Pursuant to the Escrow Agreement dated January 5, 1996 there are 3,000,000 shares of the Company held in Escrow by Computershare Investor Services Inc. registered in the name of TTN Escrow Capital Corp. a private company controlled by Michael Paauwe and Michael Gossland, directors of the Company.

The Board of Directors approved and at the AGM held April 19th 2002, shareholders approved adoption by the Company of the new regulatory guidelines which permit existing escrow agreements to be amended to reflect new release criteria outlined in the proposed new uniform escrow regime by Canadian Securities Administrators (CSA) on new public distributions.

The Canadian Venture Exchange ("Exchange"), in conjunction with the Canadian Securities Administrators (CSA), and pursuant to CSA Notice 46-302 - Consent to Amend Existing Escrow Agreements, has developed guidelines under which it will permit existing escrow agreements to be amended to reflect the release terms included in the proposed uniform escrow regime outlined in CSA Notice 46-301
- Proposal for Uniform Terms of Escrow Applicable to Initial Public Distributions (the "National Proposal") and Exchange Policy 5.4 - Escrow and Vendor Consideration (the "Exchange Escrow Policy").

The original Escrow Agreement provides that the number of escrow shares to be released is the number of shares equal to the amount of cumulative cash flow, not previously applied towards release, and divided by the earn-out price. Escrow shares may be released only once during the Company's financial year. The release calculation must be based on the Company's annual audited financial statements for the year or years during the release requirements were met in respect of the escrow shares to be released.

"cash flow" means net income or loss before tax, adjusted to add back the following expenses:

(a)  depreciation,
(b) amortization of goodwill and deferred research and development costs, excluding general and administration costs,
(c) expensed research and development costs, excluding general and administrative costs, and
(d) any other amounts permitted or required by the Superintendent.

" earn out factor" means the number obtained by squaring the performance share percentage, expressed as a decimal, and multiplying by four.

"earn-out price" means the IPO price multiplied by the earn-out factor.

"performance share percentage" means the percentage, determined on the date Titan's shares were first listed on the Exchange, that the escrow shares were of the total issued and outstanding voting shares of Titan.

The Escrow Agreement provides that any shares not released from escrow 10 years from the later of the date of the issue of the shares and the date of the receipt for the Issuer's prospectus on its IPO will be surrendered for cancellation. To date no shares have been released from escrow.

The Canadian Venture Exchange ("Exchange"), in conjunction with the Canadian Securities Administrators (CSA), and pursuant to CSA Notice 46-302 - Consent to Amend Existing Escrow Agreements, has developed guidelines under which it will permit existing escrow agreements to be amended to reflect the release terms included in the proposed uniform escrow regime outlined in CSA Notice 46-301
- Proposal for Uniform Terms of Escrow Applicable to Initial Public Distributions (the "National Proposal") and Exchange Policy 5.4 - Escrow and Vendor Consideration (the "Exchange Escrow Policy").

Issuers must obtain Exchange acceptance of the amendments to escrow agreements to reflect the release terms of the National Proposal. In order to obtain Exchange acceptance of the amendments, Issuers must comply with the requirements outlined below, which include additional requirements to those contained in CSA Notice 46-302:

- The issuer's directors must have approved the amendment.
- All parties to the existing escrow agreement, except parties whose shares are no longer in escrow, must have agreed to the amendment.
- The issuer must have obtained any exchange approvals required by the existing escrow agreement.
- The amendment must have been approved by a majority vote of the shareholders of the issuer, or consented to by shareholders holding a majority of the shares of the issuer, excluding in each case escrow shareholders and their affiliates and associates.
- The amendment to the release terms must apply to all shares in escrow relating to the original transaction agreement.
- Once the escrow agreement has been amended and all conditions in this Notice have been met, the issuer must issue a news release at least 60 days prior to the first release under the amended escrow agreement notifying the market of the amendment and the new escrow release terms.
- The issuer's escrow classification (Tier 1 Issuer/Tier 2 Issuer) must be determined at the date of the news release.
- The news release must set out the date of the first release under the amended escrow agreement.
- The first release date must be at least 60 days after the news release.
- If the issuer is an exempt issuer, all escrow shares may be released, subject to the 10% limit below.
- The new release schedules must be accepted by the Exchange and will be either the schedules included in the National Proposal for those emerging or established Issuers, or those included in the Exchange Escrow Policy, subject to the 10% limit below.
- The number of shares to be released from escrow at any one time may not exceed 10% of the issuer's outstanding shares at the time of release. Shares remaining in escrow after the last scheduled release will continue to be released at 6-month intervals until all shares are released from escrow.
- Each release of escrow shares must be pro rata.
- In order to obtain Exchange acceptance of the amendment to the escrow agreement, the Issuer must file with the Exchange:
- a description of the terms of the original transaction, pursuant to which the escrow shares were issued;
- a description of the terms of any other escrow securities and the circumstances under which they were issued;
- the proposed amended release schedule; and
- a $300 processing fee.
- Once Exchange acceptance of the amended agreement has been received, the Issuer must file with the Exchange, in addition to any other securities regulator or securities regulatory authority in all jurisdictions where the original escrow agreement was filed:
- a copy of the amended escrow agreement; and
- a certificate of a director or senior officer of the issuer confirming that the escrow agreement has been amended in accordance with this Bulletin and CSA Notice 46-302, Consent to Amend Existing Escrow Agreements, and that all conditions to the amendment have been met.

The shareholders at the Meeting will be asked to approve by a majority vote of the shareholders of the issuer, or consented to by shareholders holding a majority of the shares of the issuer, excluding in each case escrow shareholders and their affiliates and associates, an amendment to the existing Escrow Agreement to reflect the release terms included in the proposed uniform escrow regime outlined in CSA Notice 46-301 - Proposal for Uniform Terms of Escrow Applicable to Initial Public Distributions (the "National Proposal") and Exchange Policy 5.4 - Escrow and Vendor Consideration (the "Exchange Escrow Policy") on the most favorable release schedule as may be accepted by the Exchange.

With the shareholder approval at the AGM dated April 19th, 2002, the shares held in escrow under the amended Escrow Agreement will now be released from escrow in equal tranches at 6 month intervals over 36 months (i.e., 15% of each principal's holding released in each tranche) with 10% of each principal's holding exempt from escrow or if required by the Exchange in tranches at 6 month intervals over 72 months with 5% every 6 months from Exchange Acceptance for the first 24 months and thereafter 10% every 6 months thereafter.

Shares held by TTN Escrow Capital Corp. and any other shareholders with a direct or indirect interest in the Escrow
Shares were not counted for the purpose of determining whether the required level of shareholder approval was obtained.

With Exchange approval for the conversion of the Escrow Shares from performance-release shares to time-release shares, the 3,000,000 Escrow Shares will be released whether or not the Company generates cash flow, and no shares need to be given up by TTN Escrow Capital Corp.

The Board of Directors recommended that shareholders vote in favour of the amendment transaction, as the escrow shares provide a continuing long term incentive and motivation to Messrs. Paauwe and Gossland in their roles as management officers and directors, which continuing incentive is considered by the Directors to be in the best interests of the Company. See POTENTIAL ADVERSE RISK FACTORS TO BE CONSIDERED NOW AND AT THE AGM on page 6 of this Information Circular. Disinterested shareholders approved the Escrow Share Agreement amendments at the AGM dated April 19th, 2002.


PART III


ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

Titan has not defaulted on any payment with respect to any indebtedness.


ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
REGISTERED SECURITIES AND USE OF THE PROCEEDS

There have been no changes made to the rights of the holders of Titan's securities.


PART IV


ITEM 17.   FINANCIAL STATEMENTS

The financial statements of Titan have been prepared on the basis of Canadian generally accepted accounting principles.
Differences between Canadian and U.S. generally accepted accounting principles are set out in Note 8 to the audited financial statements dated October 31, 2001.

Copies of the audited Financial Statements for the fiscal period ended October 31, 2001 follow.


AUDITORS'  REPORT


To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading
Analytics Inc. as at October 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended October 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended October 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2001 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.


"COLLINS BARROW"

CHARTERED  ACCOUNTANTS
Vancouver,  Canada
January 31, 2002



              TITAN TRADING ANALYTICS INC.
  (Incorporated under the laws of British Columbia)
               CONSOLIDATED BALANCE SHEET
                      OCTOBER 31

                        ASSETS      2001           2000
Current assets
Cash, due from brokers,
  and short-term investments      $375,417      $610,398
Accounts receivable                  3,813         5,769
Prepaid expenses                     1,934         5,476
                                  ----------------------
                                   381,164       621,643

Software and systems
  development (note 3)             224,250       292,695

Capital assets (note 4)             42,490        44,597
                                  ----------------------
                                  $647,904      $958,935
                                  ----------------------

                     LIABILITIES
Current liabilities
Accounts payable and
  accrued liabilities             $ 32,707      $ 17,447
                                  ----------------------

                SHAREHOLDERS'  EQUITY
Share capital (note 5)           3,715,938     3,375,938

Deficit                         (3,100,741)   (2,434,450)
                                 -----------------------
                                   615,197       941,488
                                 -----------------------
                                  $647,904      $958,935
                                 -----------------------



Approved by the Directors

"Michael B. Paauwe",  Director
-------------------
"Michael Gossland",  Director
-------------------


See accompanying notes to the consolidated financial statements.




                 TITAN TRADING ANALYTICS INC.
        CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

                                ------------------------------
                                    Year Ended October 31
                                   2001       2000       1999
                                ------------------------------

Software and
  subscription sales          $  40,894   $  26,505   $  38,921

Trading loss                        ---         ---     (29,687)

Expenses

Advertising, marketing
  and promotion                  24,806      90,676      75,847
Amortization                    192,833     188,584     180,532
Bank charges                      2,479       2,850       1,818
Capital taxes                       ---         ---         500
Directors' fees                   5,000       5,000       5,000
Financing fees                   23,683         ---         ---
Foreign exchange loss (gain)     (4,560)      7,686         ---
Investor relations               39,182     111,582      19,233
Management fees                  64,938     114,322      61,308
Office and miscellaneous         27,297      20,786      18,001
Professional fees                32,987      31,126      79,770
Rent                              5,611       5,374       5,424
Research and development        106,023         ---      46,800
Salaries and benefits           159,425     105,056     122,099
System testing                   16,729         ---      17,391
Telephone                         9,434       9,275       6,877
Travel                           13,120       8,862      12,438
                               --------    --------    --------
                                718,987     701,179     653,038
                               --------    --------    --------
                               (678,093)   (674,674)   (643,804)
Interest and other income        11,802      15,605      28,821
                               --------    --------    --------
Net loss for the year          (666,291)   (659,069)   (614,983)

Deficit, beginning of
  the year                   (2,434,450)( 1,775,381) (1,160,398)
                                -------------------------------
Deficit, end of the year    $(3,100,741)$(2,434,450)$(1,775,381)

Net loss per share (note 7(e))   $(.07)      $(.07)      $(.07)


See accompanying notes to the consolidated financial statements.




                  TITAN TRADING ANALYTICS INC.
              CONSOLIDATED STATEMENT OF CASH FLOWS

                             ---------------------------------
                                     Year Ended October 31
                                  2001       2000      1999
                             ---------------------------------
Cash flows from (used in)
  operating activities
Net loss for the year        $(666,291)  $(659,069)  $(614,983)
Adjustments for:
Amortization                   192,833     188,584     180,532
Foreign exchange loss (gain)    (4,560)      7,686      29,378
                             ---------   ---------   ---------
                              (478,018)   (462,799)   (405,073)

Net change in non-cash
  working capital balances
Decrease (increase) in
  accounts receivable            1,956      (2,040)      2,065
Decrease (increase) in
  prepaid expenses               3,542      (4,730)        ---
Increase (decrease) in
  accounts payable and
  accrued liabilities           15,260      (5,046)     (7,846)
                             ---------   ---------   ---------
Cash used in operating
  Activities                  (457,260)   (474,615)   (410,854)
                             ---------   ---------   ---------

Cash flows used in investing
  activities
Software and systems
  development                 (104,889)   (226,423)   (141,778)
Acquisitions of
  capital assets               (17,392)   (14,861)     20,799)
                             ---------   ---------   ---------
Cash used in investing
  Activities                  (122,281)   (241,284)   (162,577)
                             ---------   ---------   ---------

Cash flows from financing
  activities
Issuance of common shares      340,000     572,976         ---
                             ---------   ---------   ---------

Cash from financing
  Activities                   340,000     572,976         ---
                             ---------   ---------   ---------

Foreign exchange gain
  (loss) on cash held in
  foreign currency               4,560      (7,686)    (29,378)
                             ---------   ---------   ---------

Net decrease in cash
  during the year             (234,981)   (150,609)   (602,809)

Cash, due from brokers,
  and short-term investments,
  beginning of the year        610,398     761,007   1,363,816
                             ---------   ---------   ---------

Cash, due from brokers,
  and short-term investments,
  end of the year             $375,417    $610,398    $761,007


See accompanying notes to the consolidated financial statements.




                  TITAN TRADING ANALYTICS INC.
        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      OCTOBER 31, 2001

1.  General information

The company develops and markets online stock market trading analytics applications for stock traders. In prior years the company was in the development stage. It is likely that it will be necessary for the company to raise equity financing in order for the company to carry out its business plan for the coming year.

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

f) Future income taxes - The company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. In addition, the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized are recognized. During the year, the company applied the provisions of the new standards for income taxes retroactively. Previously, the company used the deferral method of accounting for future income taxes. Adoption of the new standards do not have a material effect on the previous or current financial statements.

g) Software and subscription sales - Revenue arising from software and subscription sales is recognized at the time of the sale unless the company is obligated to provide services in the future in which case a portion of the revenue is deferred until the services have been performed.

h) Stock option plan - No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

i) Foreign currency translation - Foreign currency transactions are translated using the temporal method, whereby:

i) monetary items are translated at the rate of exchange in effect at the balance sheet date;
ii) non-monetary items are translated at historical exchange rates; and
iii) revenue and expense items are translated at the average rate of exchange for the year.

j) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of useful lives of software and systems development and capital assets for purposes of calculating amortization.

k) Cash and cash equivalents - Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

3.  Software and systems development
                                       2001          2000
                                       ----          ----
Cost                                $947,877       $842,988
Accumulated amortization            (723,627)      (550,293)
                                    --------       --------
                                    $224,250       $292,695
                                    --------       --------

Software and systems development
  cost is comprised of:
                                       2001          2000
                                       ----          ----
Computer services                   $103,018       $ 38,019
Contract services                    728,095        696,432
Other                                 79,539         73,622
Rent                                  12,510         10,200
Salaries                              24,715         24,715
                                    --------       --------
                                    $947,877       $842,988

4.  Capital assets
                                           2001
                            --------------------------------
                                      Accumulated
                               Cost   Amortization    Net
                            --------------------------------
Computer equipment          $ 87,377    $ 52,970   $ 34,407
Furniture and equipment       17,777       9,694      8,083
                            --------    --------   ---------
                            $105,154    $ 62,664   $ 42,490


                                           2000
                            --------------------------------
                                      Accumulated
                               Cost   Amortization    Net
                            --------------------------------
Computer equipment          $107,673   $ 73,180   $ 34,493
Furniture and equipment       17,777      7,673     10,104
                            --------------------------------
                            $125,450   $ 80,853   $ 44,597


5.  Share capital

                                         Number
                                       of Shares    Amount
                                   ------------------------
Authorized
100,000,000 common shares,
   without par value

Issued
Issued for cash during the
  period ended October 31, 1994               1      $     1
Issued for cash                       4,114,000    1,314,900
                                   -------------------------
Balance, October 31, 1995             4,114,001    1,314,901
Issued for cash                       4,302,000    1,055,500
Share issue costs                           ---     (141,089)
                                   -------------------------
Balance, October 31, 1996             8,416,001    2,229,312
Issued for cash                         316,000      442,400
                                   -------------------------
Balance, October 31, 1997             8,732,001    2,671,712
Issued for cash                         125,000      131,250
                                   -------------------------
Balance, October 31, 1998 and 1999    8,857,001    2,802,962
Issued for cash                         275,965      572,976
                                   -------------------------
Balance, October 31, 2000             9,132,966    3,375,938
Issued for cash                         680,000      340,000
                                   -------------------------
Balance, October 31, 2001             9,812,966   $3,715,938

3,000,000 of the common shares issued during 1996 are held in escrow with their release being subject to regulatory approval. The release from escrow is based upon the policies of the British Columbia Securities Commission and is based on cumulative cash flow as defined during the ten-year period ending October 31, 2005.

The company amended its stock option plan in 2001 to provide options to directors, officers and employees for up to 1,936,593 common shares.


                       Directors, Officers and    Common Share
                        Employee Stock Options  Purchase Warrants
                       -----------------------  -----------------
Outstanding,
  November 1, 1999
Number                          830,000                 ---
Exercise price            $0.90 to July 2001            ---
Number               90,000 vesting over two years
Exercise price          $0.85 to January 2004
Number              435,000 vesting over two years
Exercise price           $1.00 to April 2004            ---

Exercised during 2000
Number                         (25,898)
Exercise price              5,000 at $0.90
                           17,148 at $0.85
                            3,750 at $1.00

Issued during 2000
Number                          ---               250,067
Exercise price                               $2.55 to May 2001
                                          $3.00 to September 2001

Amended during 2001
Number                       1,250,000                ---
Exercise price         825,000 from $0.90 to         $0.61
                         to January 2006
                      425,000 from $1.00
                            to $0.61
                         to January 2006

Issued during 2001
Number                  255,000 vesting
                        over 18 months            550,000
Exercise price       $0.61 to January 2006        $0.61 to
                                               February 2003
Number                    250,000                 130,000
Exercise price        $0.50 to May 2006           $0.61 to
                                                March 2003

Expired during 2001
Number                     (79,102)              (250,067)
Exercise price      72,852 at $0.85 to           $3.00 to
                        January 2001           September 2001
                   6,250 at $1.00 to
                         April 2004
                   -------------------        -----------------
Outstanding,
  October 31, 2001     1,755,000                  680,000
                   -------------------        -----------------

6.  Future income taxes

The tax effect of significant temporary differences is as follows:

                                   2001            2000
                                   ----            ----
Future income tax liabilities
  related to Software and
  Systems development costs    $100,000         $135,000
                              ---------        ---------
Operating loss carry
  Forwards                    1,485,000        1,289,000
Other                            41,000           24,000
                              ---------        ---------
Future income tax assets
  before valuation
  allowance                   1,526,000        1,313,000
Valuation allowance          (1,426,000)      (1,178,000)
                              ---------        ---------
Future income tax assets        100,000          135,000
                              ---------        ---------
Net future income tax
  Liabilities                 $     ---        $     ---
                              ---------        ---------

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:


                                  2001          2000
                                  ----          ----
Statutory rate                     45%            46%
Unrecognized benefit of
  current year's tax loss         (45%)          (46%)
                                 -----          -----
Effective tax rate                 ---            ---
                                 -----          -----

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $3,168,000 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:
   2002                     $  322,000
   2003                        373,000
   2004                        248,000
   2005                        470,000
   2006                        598,000
   2007                        725,000
   2008                        563,000
                            ----------
                             3,299,000

   Temporary differences      (131,000)
                            ----------
                            $3,168,000
                            ----------

7.  Other information

a)  Related party transactions
Included in the consolidated statement of operations and deficit are the following transactions with officers and directors and related individuals:

                               2001      2000      1999
                               ----      ----      ----
Management fees            $ 64,938  $114,322  $ 61,308
Rent                       $  5,100  $  5,100  $  5,100
Research and development   $ 83,554  $    ---  $ 16,041

Software and systems development costs incurred during 2001 includes $97,793 (2000 - $213,652) paid to officers and directors.

At October 31, 2001, $10,159 (2000 - $736) due to officers
and directors is included in accounts payable and accrued liabilities.

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

d)  Foreign exchange gains and losses

Foreign exchange gains and losses arising because of changes in the exchange rate between Canadian and United States currency arose because of holding cash and short-term investments. Trading loss in 1999 includes foreign exchange losses of $29,378.

e)  Loss per share

The net loss per share is calculated on the basis of the weighted average number of shares outstanding during the year which for 2001 was 9,592,473 (2000 - 8,895,091; 1999 -
8,857,001).

f)  Cash used in operating activities includes:

                                2001     2000     1999
                                ----     ----     ----
Bank charges and
  interest paid              $(2,479)  $(2,850)  $(1,818)
Interest received            $11,802   $15,604   $32,773


8.  United States accounting principles

a)  Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value.
At October 31, 2001 and 2000, there were no differences between the cost and the market value of the short-term investments.

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

e)  Cost of sales

Under United States generally accepted accounting principles cost of sales are required to be separately disclosed. The cost of sales for software and subscription sales included in expenses is comprised of:

                                  2001      2000      1999
                                  ----      ----      ----
Amortization of software
  and systems development     $173,334  $174,417  $160,236
Delivery                           877     1,866     2,419
                              --------  --------  --------
                              $174,211  $176,283  $162,655

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


8.  United States accounting principles - continued

g)  Loss per share

Under United States generally accepted accounting principles, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:


                                 2001       2000       1999
                                 ----       ----       ----
Weighted average number
  of shares outstanding     6,592,473  5,895,091  5,857,001
                            ---------  ---------  ---------
Net loss per share           $(.10)      $(.11)     $(.11)

H)  Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees or repricing stock options may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant or repricing over the option exercise price and the excess of the quoted market price at October 31st over the quoted market price at the date of repricing. Since the exercise price equalled or exceeded the quoted market price at the dates the stock options were granted or repriced and immediately prior to October 31st, there was no compensation cost to be recognized. Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $146,360 in 2001 and $131,877 in 1999. The weighted average grant date fair market value of options granted in 2001 and 1999 was determined using the Black-Scholes option pricing model assuming a risk-free interest rate of 6.50% and 7.50%; an option life of 5 years; an expected volatility of 97%, 47% and 36% and that no dividends would be paid until after the expiry date of the options.

For purposes of these calculations, the estimated fair value of the options were amortized to expense over the vesting periods.


                                2001        2000       1999
                                ----        ----       ----
Net loss under United
  States generally accepted
  accounting principles    $(666,291)  $(659,069)  $(614,983)

Increase in directors',
  officers', and employees'
  compensation              (146,360)        ---    (131,877)
                           ---------   ---------   ---------
Net loss if SFAS
  123 adopted              $(812,651)  $(659,069)  $(746,860)
                           ---------   ---------   ---------
Net loss per share if
SFAS 123 adopted           $    (.12)  $    (.11)  $    (.13)
                           ---------   ---------   ---------

ITEM 18.   FINANCIAL STATEMENTS

Inapplicable


ITEM 19.   EXHIBITS

None


SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Titan certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.
(Registrant)

signed "Michael Paauwe"
______________________________________
MICHAEL B. PAAUWE
PRESIDENT AND DIRECTOR
(Authorized Signatory)


DATE:  April 30, 2002