Form 20-F/A
period 2001-10-31
TITAN TRADING ANALYTICS INC
filed 2002-05-30
CIK 1076639

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                  ON MAY 10TH, 2002


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

Exchange Rates: As at October 31, 2001 the median bidding exchange rate of Canadian dollars into United States dollars was $1.5852 Canadian to $1.00 US.

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

EXCHANGE RATES

As at October 31, 2001 the median bidding exchange rate of Canadian dollars into United States dollars was $1.5852 Canadian to $1.00 United States.

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

Market conditions have improved somewhat and our software systems have greatly matured, now offering more value, innovation and quality. In addition, our Marketwatch system has been successfully used in actual trading operations by third party professional and private traders.

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

RESULTS OF OPERATIONS IN PRIOR PERIODS

FYE OCTOBER 31, 2000 COMPARED TO FYE OCTOBER 31, 1999

The company remained in a development stage during the fiscal year ended October 31, 2000. The loss for the year was $659,069, or $.07 per share. This compares to a loss of $614,983 or $.07 per share, for the fiscal period ended October 31, 1999. Total expenses were higher in part due to a sharp increase in investor relations expenses during the period, which rose to $111,582, compared to $19,233 the year before. Management fees for the period rose to $114,322 compared to $61,308 in 1999, as the Board approved a one time in five-year management bonus payment in lieu of an absence of any pension contributions to senior management.

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

Under the policies of the Exchange, the Amended Plan must be approved by the "disinterested shareholders" of the Company prior to becoming effective. For the purposes of the policies of the Exchange "disinterested shareholder" approval requires the approval of a majority of votes cast at a shareholders' meeting other than votes attaching to securities beneficially owned by insiders to whom shares may be issued pursuant to the Amended Plan and their associates. To management's knowledge, as of the date of this Information Circular, a total of 3,120,101 shares of the Company are held by insiders of the Company to who options may be granted under the Amended Plan, which shares will not be eligible to be voted for the purposes of approving the Amended Plan.

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

Name of            # of under   Reductions*  Revised    expiry
Holder           shares option                totals     date
Michael B. Paauwe   430,000      (55,000)    375,000  Jan 16, 2006
Michael Gossland    415,000      (55,000)    360,000  Jan 16, 2006
Paul Shatzko        290,000     (150,000)    140,000  Jan 16, 2006
John Austin         210,000      (10,000)    200,000  Jan 16, 2006
Jennifer Gee         30,000        NIL        30,000  Jan 16, 2006
Robert Shatzko      130,000        NIL       100,000  Jan 16, 2006

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