Form 20-F
period 2002-10-31
TITAN TRADING ANALYTICS INC
filed 2003-05-02
CIK 1076639

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

          FOR THE FISCAL YEAR ENDED October 31, 2002

    [   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to ______________

Commission file number:       000-25289
                        --------------------

                      Titan Trading Analytics Inc.
           ---------------------------------------------------
         (Exact name of Registrant as specified in its charter)

                       British Columbia, Canada
                       ------------------------
         (Jurisdiction of incorporation or organization)

      675 West Hastings Street, Suite 200, Vancouver, B.C. V6B 1N2
      ------------------------------------------------------------
               (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class                    Name of each exchange on
                                                 which registered

            N/A                                        N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                     Common Shares Without Par Value
                     -------------------------------
                           (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                  None
                            ----------------
                            (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                               9,812,966
                               ---------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.       Yes     X    No
                                               ----        -----

Indicate by check mark which financial statement item the registrant has elected to follow.
   X   Item 17      Item 18
 -----         ----

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

                           TABLE OF CONTENTS

                      Titan Trading Analytics Inc.
                        Form 20-F Annual Report
                            Table of Contents

                          Part I                              Page

Item 1.     Identity of Officers and Directors                  4
Item 2.     Offer Statistics and Expected Timetable             4
Item 3.     Key Information                                     4
Item 4.     Information on the Company                          8
Item 5.     Operating and Financial Review and Prospects       13
Item 6.     Directors, Senior Management and Employees         14
Item 7.     Major Shareholders and Related Party
            Transactions                                       17
Item 8.     Financial Information                              18
Item 9.     Offer and Listing of Securities                    19
Item 10.    Additional Information                             20
Item 11.    Disclosures about Market Risk                      23
Item 12.    Description of Other Securities                    23


Part II
Item 13.    Defaults, Dividend Arrearages and Delinquencies    23
Item 14.    Modifications of Rights of Securities Holders
            and Use of Proceeds                                23

Part III
Item 17.    Financial Statements                               23
Item 18.    Financial Statements                               24
Item 19.    Exhibits                                           24

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I
------

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3:  KEY INFORMATION

3.1    Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2002, 2001, 2000, 1999 and 1998. We derived all figures from our financial statements, which were examined by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 8 to our audited financial statements. All amounts are expressed in Canadian dollars.

SUMMARY OF FINANCIAL DATA

---------------------------------------------------------------------------------------
                                                FISCAL YEAR ENDED:
---------------------------------------------------------------------------------------
                             OCT 31,      OCT 31,      OCT 31,     OCT 31,    OCT 31,
                              2002         2001          2000       1999        1998
---------------------------------------------------------------------------------------
REVENUE                   $45,374       $40,894        $26,205      $9,234   $123,658

EXPENSES                 $707,017      $718,987       $701,179    $653,038   $557,517

INTEREST/OTHER INCOME        $581       $11,802        $15,605     $28,821    $41,457

NET LOSS FOR YEAR
CDN GAAP                 $661,062      $666,291       $659,069    $614,983   $392,402

US GAAP                  $661,062      $666,291       $659,069    $614,983   $392,402

NET LOSS PER SHARE
(1) CDN GAAP              ($0.07)       ($0.07)        ($0.07)     ($0.07)    ($0.04)
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
                                                FISCAL YEAR ENDED:
---------------------------------------------------------------------------------------
                             OCT 31,      OCT 31,      OCT 31,     OCT 31,    OCT 31,
                              2002         2001          2000       1999        1998
---------------------------------------------------------------------------------------
US GAAP                      ($0.10)      ($0.10)       ($0.11)     ($0.11)    ($0.07)

NET WORKING CAPITAL        ($50,865)     $348,457      $604,196    $742,989 $1,340,017

TOTAL ASSETS CDN GAAP        $8,115      $647,904      $958,935  $1,050,074 $1,672,903

US GAAP                      $8,115      $647,904      $958,935  $1,050,074 $1,672,903

LONG TERM OBLIGATIONS          NIL          NIL           NIL        NIL        NIL
---------------------------------------------------------------------------------------

EXCHANGE RATES

In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 21, 2002, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.5232. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve
Bank of New York. For the past fiscal periods ended October 31, 2002, 2001, 2000, 1999 and 1998, and for the six-month period between October 31, 2002 and March 31, 2003, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

          Period                          Average

          Year ended October 31, 1998     1.5375
          Year ended October 31, 1999     1.4440
          Year ended October 31, 2000     1.5273
          Year ended October 31, 2001     1.5966
          Year ended October 31, 2002     1.5718

          Period                         Low - High

          Month ended Oct 31, 2002    $1.5607 - $1.5943
          Month ended Nov 30, 2002    $1.5528 - $1.5903
          Month ended Dec 31, 2002    $1.5478 - $1.5792
          Month ended Jan 31, 2003    $1.5220 - $1.5750
          Month ended Feb 28, 2003    $1.4880 - $1.5315
          Month ended Mar 31, 2003    $1.4659 - $1.4905

3.2     RISK FACTORS

The risk factors set-forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement we make. All material risk factors known to us are discussed below, however, note that unknown factors, not discussed in this filing, could also have a material adverse effect on our actual financial and other results.

We have had a short operating history and there is a likelihood of continuing operating losses.

We commenced operations in May 1994 and have to date been largely engaged in product research and development and establishing our new product development and marketing strategy. Our accumulated deficit to October 31, 2002 is $3,761,803. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us eventually achieving positive cash flow, failing which we may have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We are in an early stage of development and there is no assurance of market acceptance of our paid monthly subscription services.

Our planned Internet Subscription Service is in an early stage of development. Although we have sold a small number of subscriptions and there is an established market for similar products and planned services, there can be no assurance of the market acceptance of our subscription services.

We will depend on the timely development and release of new software products and services.

The achievement of our business objectives and our future operating results is dependent upon completion of our proposed marketing programs and on the success of our online financial services. Timing in this regard is crucial, as other similar services that reach the market prior to ours may capture a significant portion of market share that will then be unavailable to us. There can be no assurance that the timing of business plan will allow us to achieve profitability in our operations.

We depend on key personnel.

We depend on its Vice President and Manager of Software Development, Michael Gossland, for the success of its intended business plan. We do not have a formal employment agreement with Mr. Gossland. The loss of his services would have a materially adverse effect on future operating profits and prospects.

We do not have experienced sales staff or marketing personnel.

We plan to market our services through direct sales efforts. We do not presently have in-house staffing of experienced sales and marketing personnel. There can be no assurance that we will be able to attract and retain the necessary personnel as and when required. We may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that we will be able to establish or maintain these channels cost effectively.

We intend to develop a securities trading business that may result in us incurring significant trading losses.

In the future, we plan to establish proprietary in-house trading activities, most likely through a subsidiary company. Such trading activity will involve a risk that we incur trading losses. The historic results of our website's published market calls trading performance are not as accurate and dependable a measure of profitability as actual trading results. Past performance cannot be guaranteed or necessarily assumed to continue in the future. Potential investors and subscribers must expect trading losses in actual trading operations and potentially wide fluctuations in monthly trading performance. This presents an ongoing legal and financial risk, notwithstanding the protection we are afforded by the careful use of industry standard legal disclaimers regarding our own trading activities or our subscription services.

Competitors may be able to copy our software technology. We have not filed for patent or copyright protection of our products.

We depend on our ability to protect our core proprietary software technology. In this regard, we rely on a combination of trade secrets, technical complexity, common law copyright and trademark protection, non-disclosure agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for unauthorized third parties to copy our published financial information and offer it to the marketplace as its own, or use the service and not pay for it. To date, we have not sought to obtain copyright registration or patent protection for any of its software products, though we may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete. There is an ongoing risk of financial losses due to piracy of our subscription services.

As a developing company, the market price of our shares may be volatile.

Factors such as news announcements on our technical developments and innovations, competitors or third parties, industry developments in high-technology companies in general, general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, or a lack of liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of our common shares. Changes in the trading price of our shares may be unrelated to our performance or its future prospects. In addition, investors in our shares may lose their entire investment if we incur large trading losses or if we fail in our business.

During the 2002 calendar year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.32 to $0.02.

We may be subject to product liability claims.

We do not maintain product liability insurance against defects in the general performance of our software products that are used to provide information in our financial subscription service. In accordance with common industry practice, the subscription license agreements entered into in connection with its products and services that all these risks are borne solely and entirely by the customer. However, there can be no assurance that these provisions will protect us from all potential product liability claims in all markets in which we may sell our products or offer our services.

ITEM 4:  INFORMATION ON THE COMPANY

4.1     History and Development

We were incorporated by registration of our Memorandum and Articles under the Company Act of the Province of British Columbia, Canada on November 30, 1993 under the name "KBK No. 24 Ventures Ltd." We changed our name to "Titan Trading Analytics Inc." by filing of an amendment to our Articles on November 14, 1994. Our principal business office and registered and records office are located at 200 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. Our telephone number is (604) 681-7600.

On November 23, 1994, we incorporated Titan Trading Corp. under the Company Act of the Province of British Columbia, Canada, as a wholly owned subsidiary. This subsidiary was originally incorporated with a view to eventually forming a separate trading business, but to date has conducted no business. It has no income, expenses, assets or liabilities and is presently an inactive subsidiary.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

4.2     Business Overview

We are a financial software developer and an online publisher of neural network based stock market timing and trading analytics software. We have yet to establish a profitable software or online publishing business and have remained in a research and development stage since May 1994. During 2000 and 2001, we began to focus entirely on the development of an online version of our proven stock market trading analytics and charting software solution initially developed to run TradeStation version 4.0.
TradeStation is an off the shelf Windows based commercial trading strategy testing and charting program originally developed by Omega Research Inc.

Our online software incorporates features and components of our proprietary trading indicators, real time charting analytics, published market commentary, stock screening software and built-in instant messaging. The online trading software helps identify and time stock trade entries and exits. Our neural network pattern recognition position trading software technology was developed in 1996 and has been proven in use through real-time publications to accurately classify short-term stock market trends and near-term stock market risk.

Similar well-established neural network software technology from HNC Software Inc. is used by the worldwide banking industry to monitor and detect credit card fraud in real time on over 300 million credit cards.

We have published neural network based stock market timing commentaries on the Internet for the last five years. We believe we have already established, with our online subscribers, the profitability and validity of our stock market timing methods. Our challenge remains to become profitable exploiting our neural network and charting analytics stock market trading technology.

We plan to commercially exploit our proprietary trading software technology in two ways:

1. by eventually establishing a profitable trading operation and money management business using our trading technology; and

2. by marketing and licensing software and our monthly publication for professional and private stock traders.

The target market for our business includes an estimated 16 million online stock traders. It also includes potential institutional and investors seeking better than average investment and trading returns in their stock portfolios.

We presently have nominal cash on hand. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

We are a reporting issuer in Canada and the United States. Our common shares trade in the United States on the OTC Bulletin Board and in Canada on the TSX Venture Exchange.

Marketing and Sales Strategy

Our business strategy is to market the new online trading and charting analytic platform directly to North America stockbrokers and active traders. We later plan to market it as a wholesale content provider to other financial institutions and websites. Initially, sales will be conducted by direct selling, offering brokerage firms corporate packages based on per trader monthly licenses to the online trading analytics. The selling proposition is that the service improves trading results for clients and in-house traders.

The online system can be activated by the issuance of a temporary password over the telephone. An Internet connection and standard web browser is required to access the application. No data feeds are required, no software download is required and no training is required to commence with evaluation. Advanced simulator training at our facilities is also available for professional traders and private subscribers. We also plan to exploit our trading software technology under license to third parties.

Principle Products and Services

The main focus of our present business plan is to test, develop, publish and market the paid monthly subscription service described above.

The accuracy of our stock market indicators has not been independently verified. Rather is based on our own in-house computer testing on historical and real time data and a large body of published and archived real-time market calls.

Our stock market timing software development relies upon the application of artificial intelligence ("AI") to stock index trading, using neural networks and expert systems. Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans. The software "learns" to recognize complex patterns through trial and error, without being programmed with specific, preconceived rules. AI based trading software can be taught complex relationships between sets of variables and use them to find market correlations and relationships that humans cannot easily see on their own.

Our website subscription service allows potential users to benefit from our testing and substantial expenditures on research, software and systems development.

Intellectual Property Rights

Our ability to compete effectively depends in part on our ability to protect our core software technology. We rely on the following for protection of our technology: (1) trade secrets; (2) technical complexity; (3) common law copyright and trademark protection; (4) non-disclosure agreements; (5) password protection; (6) software encryption schemes; and (7) the physical security of our source code.

Despite these measures and precautions, it may be possible for unauthorized third parties to copy our website subscription information and redistribute it to others. We have not attempted to obtain copyright registration for any of our software products, though we may do so in the future. There can be no assurance, however, that registration will be granted if applied for. Moreover, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent that protection is available, its extent may differ from one jurisdiction to another.

We have not applied for patents to date under Canadian or United States law. Management believes there are patentable elements of the online trading analytics program and may decide to file for patent protection depending on financial resources available. There can be no assurance that such filings, if any, will be successful in securing a patent.

Trading and Testing Activities

Beginning in 1994 and continuing through 1995, we were generally focused on the initial development of our software products and therefore did no trading or testing activities. In 1996 through 1999, as development continued, we began system testing our trading software. System testing, as used in this document, refers to our own use of the software to trade securities at a time when the particular software was still under development. System testing expenses are a trading system research and development activity associated with testing that validates and completes the final testing and development of a trading system. Direct costs of conducting test trades using the trading system, including commission costs of the trades and the net gains and losses from such trades, are included in this expense category. It does not include any costs of the software development itself or any other costs associated with demonstrating the software to a prospective customer.

By April of 1998, the Titan Stock Index Trader software and the Titan World Currency Trader software were substantially tested and thus reference to any income and losses made from trading after this time is described in our financial statements as trading income or loss rather than as system testing income or loss.

Status of New Products or Services

Titan is constantly refining and developing its trading software to maintain its integrity and marketability. As a result, we will be continuing to incur research and development costs. Subject to available financing, we anticipate spending approximately $50,000 over the next year on research and development efforts. Moreover, new products are constantly being investigated and sought within the general area of the current products we have develop. No new products, however, other than those described in this annual report have been formally announced to the public.

4.3     Competition

The online financial services market is intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. We will seek to establish our market position through the sale of subscriptions and by making our services available at reasonable cost to customers through direct and indirect marketing channels. However, there can be no assurance that we will be successful in this effort, or, if successful, that we will have the resources to sustain any early growth or market penetration we may achieve.

There are large numbers of established financial trading and trading software companies. Many are larger than us, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if we achieve significant success in penetrating the online financial services market, financially stronger companies may seek to enter this market and compete for market share.

The market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain.

4.4     Management & Employees

We do not have employees other than our directors and officers.

Our president and chief executive officer, Dr. Ken Powell, devotes approximately 10% of his business time to our affairs. We also retain our vice-president to provide software development services on a month-to-month basis. He may cease providing such services to us without notice.

4.5     Office Space

We utilize about 300 square feet of office space in Vancouver, British Columbia. Our rent and related office expenses total approximately $750 per month.

4.6     Government Regulation

It is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any such laws or regulations may decrease the growth of commerce over the Internet, increase our cost of doing business or otherwise have a harmful effect on our business.

To date, governmental regulations have not materially restricted the use or expansion of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. New and existing laws may cover issues that include:

   * Sales and other taxes;
   * User privacy;
   * Pricing controls;
   * Characteristics and quality of products and services;
   * Consumer protection;
   * Cross-border commerce;
   * Libel and defamation;
   * Copyright, trademark and patent infringement; and
   * Other claims based on the nature and content of Internet materials.

These new laws may impact our ability to market our products and services offered on our website in accordance with our business plans.

We may have to qualify to do business in other jurisdictions. If we make sales of our products or services, we anticipate that sales and our customers will be in multiple states and foreign countries. As our customers may reside in such states and foreign countries, such jurisdictions may claim that we are required to qualify to do business as a foreign company in each such state and foreign country. Failure to qualify as a foreign company in a jurisdiction where required to do so could subject us to taxes and penalties.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1     Results of Operations

During the fiscal year ended October 31, 2002, we spent an additional $78,558 on the research and development of our neural network pattern recognition trading software. However, due to difficulties raising sufficient capital for research and development, operations and marketing, we only realized $45,374 in software and subscription revenue, up from $40,894 in fiscal
2001. Due to our financial difficulties, we were required to fully amortize our software and systems development assets.

Subsequent to the fiscal year, we underwent a significant change in management as Mr. Michael Paauwe resigned as our president and a director and was replaced by Dr. Ken Powell.

We incurred expenses for the year ended October 31, 2002 of $707,017 consisting of amortization costs of $246,300 relating to the write off of our software and systems development costs, salaries and benefits of $210,409, management fees of $61,456, legal and audit costs of $28,677, office and miscellaneous costs of $19,273, investor relations costs of $15,724, advertising, marketing and promotional costs of $15,013, system testing costs of $7,857, telephone costs of $6,242, rent of $5,439, travel costs of $3,373, bad debt write off of $3,000, foreign exchange loss of $2,938 and bank charges of $2,758.
These expenses were offset by software and subscription sales of $45,374 and interest income of $581. Accordingly, we realized a net loss for the fiscal year of $661,062.

At fiscal year end, we had cash and accounts receivable totaling $3,115. We also held computer equipment recorded at $5,000. Liabilities, consisting of accounts payable and accrued liabilities, totaled $53,980.

Our net loss in fiscal 2002 decreased by $5,229 as compared to fiscal 2001. This was primarily due to a decrease in research and development costs from $106,023 in 2001 to $78,558 in 2002. Travel costs, system testing costs, financing fees and investor relations costs also decreased significantly. This was offset by an increase in software amortization costs and salaries and benefits. With a recent change in management, administrative costs are expected to decrease dramatically in the current fiscal year.

5.2     Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. We expect to finance operations through the sale of equity in the foreseeable future as we receive limited revenue from our business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms.

At October 31, 2002, we had nominal cash on hand. In April 2003, we announced a private placement consisting of the sale of 1,000,000 units in our capital to raise $100,000. These proceeds will be used for general working capital, debt payment and some research and development costs.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on properties we acquire are unsuccessful.

Our continuation as a going concern is dependent upon our ability to obtain equity capital and financing for working capital requirements. We have incurred significant operating losses over the past three fiscal years and that we have a working capital deficiency.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1     Directors and Senior Management

Directors:

Name of Director           Age
----------------           ---

Dr. Ken Powell             57
Michael Gossland           48
Dr. Paul Shatzko           69
William Yang               38

Executive Officers         Age      Office
------------------         ---      ------

Dr. Ken Powell             57       President and C.E.O.
Michael Gossland           48       Vice-President and Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Ken Powell, D.D.S., B.Sc., is a graduate of the University of Alberta, holding Bachelor of Science (1966) and Doctor of Dentistry (1970) degrees. Since 1970, he has been a self-employed dentist with a dental practice in the Edmonton, Alberta area. Since December 2002, Dr. Powell has acted as president and a director of our company, as well as of Firestone Ventures Inc., a junior gem mining company that is reporting in British Columbia and Alberta and trades on the TSX Venture Exchange.

Michael Gossland, M.Sc., P.Eng., is our vice-president, secretary and a director. From September 1994 to December 2002, he provided full-time services under contract to us. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his Master of Science degree from the University of Saskatchewan in 1978. In 1979, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario). From 1986 to 1991, Mr. Gossland was Software Project Manager for Sciex, a division of MDS Health Group Inc. of Toronto, Ontario.

Paul Shatzko, M.D. a radiologist who formerly practiced in North and West Vancouver, British Columbia, is one of our directors. From 1988 to 2002, Dr. Shatzko acted as president of Mountain Province Mining Inc., a Canadian and United States reporting issuer involved in diamond property exploration and development. He has also acted as a director of Camphor Ventures Inc., Gee-Ten Ventures Inc. and Amex Ventures Inc., all of which are Canadian reporting companies.

William Yang holds a Bachelor degree (1996) in political science, sociology, anthropology, with a minor in business from Simon Fraser University in Vancouver, British Columbia. As well, he has earned his Masters degree in international trade from Yonsei University in Seoul, South Korea. Since January 2003, Mr. Yang has been a sales representative for us. From January to December 2002, he acted as country manager (Korea) for Fortinet, a Santa Clara, California based company involved in the development and sale of antivirus firewalls for computers. He also acted as vice president of business development for MTI of Richardson, Texas, a business intelligence company specializing in image and voice compression (October 2000 to December 2001), co-founder and director of EasyM, a Korean company co-founded by Mr. Yang that provided venture consulting services (February 2000 to January 2001), equity research editor for Goodmorning Securities of Korea (January 1999 to February 2000) and journalist assistant for Bloomberg News Corp.'s Korean office (August 1998 to December 1998).


There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors or officers.

6.2     Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2001.

                                Summary Compensation Table
-----------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL POSITION    YEAR      ANNUAL COMPENSATION               LONG-TERM COMPENSATION
-----------------------------------------------------------------------------------------------------------------
                                      Salary   Bonus    Other                 Awards
                                                        Annual       ------------------------    LTIP      All
                                                      Compensation    Restricted  Securities    payouts   Other
                                                                         Stock    Underlying             Compen-
                                                                         Awards  Options/ SARs           sation
-----------------------------------------------------------------------------------------------------------------
Michael Paauwe
Former Presidentand CEO     2002     $54,550   $12,500    Nil         1,900,000    375,000       Nil      Nil
-----------------------------------------------------------------------------------------------------------------

                                Summary Compensation Table
-----------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL POSITION    YEAR      ANNUAL COMPENSATION               LONG-TERM COMPENSATION
-----------------------------------------------------------------------------------------------------------------
                                      Salary   Bonus    Other                 Awards
                                                        Annual       ------------------------    LTIP      All
                                                      Compensation    Restricted  Securities    payouts   Other
                                                                         Stock    Underlying             Compen-
                                                                         Awards  Options/ SARs           sation
-----------------------------------------------------------------------------------------------------------------
Michael Gossland
Vice-PresidentSecretary      2002    $48,750   Nil        Nil         950,000      360,000       Nil      Nil

Jennifer Gee
Former CFO                   2002    $25,695   $2,000     Nil         Nil           60,000       Nil      Nil

Paul Shatzko
Director                     2002        Nil   Nil        Nil         Nil          140,000       Nil      Nil

John Austin
Former Director              2002    $54,312   $4,000     Nil         Nil          210,000       Nil      Nil
-----------------------------------------------------------------------------------------------------------------


6.3     Board Practices

Dr. Ken Powell, Michael Gossland, Dr. Paul Shatzko and William Yang have acted as our directors since December 23, 2002, September 15, 1995, December 1, 1994 and April 28, 2003 respectively.

The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

No directors or officers have service contracts with us, nor are they entitled to any termination benefits.

Our audit committee is comprised of Dr. Ken Powell, Dr. Paul Shatzko and William Yang. We have not appointed a remuneration committee.

6.4     Employees

We do not have any employees other than our directors and officers.

6.5     Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this annual report:

                                              Percentage of Outstanding
                    Number of Shares Owned         Common Shares

Dr. Ken Powell:             168,900                      1.7%
Michael Gossland:           950,000*                     9.7%
Dr. Paul Shatzko:           17,400                       0.2%
William Yang:               None                           0%

* Mr. Gossland owns a 33.33% interest in TTN Escrow Capital Corp., a private British Columbia company that owns 2,850,000 of our common shares that are held in escrow. By an agreement dated December 20, 2002, Mr. Gossland agreed to transfer his shares of TTN Escrow Capital Corp. to Dr. Ken Powell, our president and Mr. Roland Kreilein. This agreement is subject to shareholder approval and TSX Venture Exchange acceptance for filing.

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report which is 9,812,966.

There are no incentive stock options outstanding to our directors and officers as of the date of this annual report other than Mr. Michael Gossland who may acquire up to 360,000 common shares in our capital for $0.25 by January 16, 2006.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1     Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and
(2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this annual report, there are 9,812,966 common shares issued and outstanding in our capital stock. We are authorized to issue up to 100,000,000 common shares without par value.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of the outstanding common shares of the Company:

Name                   Number of Shares          Percentage of Total

Michael Paauwe:           1,900,000*                     19.4%
Michael Gossland:           950,000*                      9.7%

* Mr. Paauwe and Mr. Gossland respectively own a 66.67% and 33.33% beneficial interest in TTN Escrow Capital Corp., a private British Columbia company that owns 2,850,000 of our common shares that are held in escrow. By an agreement dated December 20, 2002, Mr. Paauwe and Mr. Gossland agreed to transfer their shares of TTN Escrow Capital Corp. to Dr. Ken Powell, our president and Mr. Roland Kreilein. This agreement is subject to shareholder approval and TSX Venture Exchange acceptance for filing.

Of our 20 registered shareholders, 13 are Canadian residents representing 9,607,466 common shares or 97.9% of our issued and outstanding common shares.

Each of our issued common shares entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

Other than described above, there are no arrangements the operation of which at a subsequent date may result in a change in our control.

7.2     Related Party Transactions

In the fiscal year ended October 31, 2002, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

* We paid or accrued $67,050 to Michael Paauwe, our former president and director for management fees and research and development work.

* We paid or accrued $48,750 to Michael Gossland, our vice-president, secretary and a director for research and development work

* We paid or accrued $27,695 to Jennifer Gee, our former chief financial officer for salary and bonus; and

* We paid or accrued $58,312 to John Austin, a former director, for salary and bonus.

Our directors or officers must disclose in writing to us the nature and extent of any interest they have in a material contract, or proposed material contract, with us. Such disclosure must be made immediately after the director or officer becomes aware of the contract or proposed contract. A director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract except in very limited circumstances.

7.3     Interests of Experts and Counsel

Our experts and legal counsel have no interest in our shareholdings.

ITEM 8:  FINANCIAL INFORMATION

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this annual report. The auditors' report of Collins Barrow, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

8.1     Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

8.2     Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than that in December 2002, Dr. Ken Powell was appointed as our president in place of Mr. Michael Paauwe, who resigned as a director and officer.

ITEM 9:  THE OFFER AND LISTING

9.1     Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol "TTA" and on the NASD Over The Counter Bulletin Board under symbol "TITAF". Our shares have traded on the TSX Venture Exchange, and on its predecessors: the Canadian Venture Exchange and the Vancouver Stock Exchange. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges:

Period                                   High               Low

November 1, 1997 to October 31, 1998    $1.49              $1.20
November 1, 1998 to October 31, 1999    $2.15              $0.80
November 1, 1999 to October 31, 2000    $4.25              $0.61
November 1, 2000 to October 31, 2001    $1.20              $0.20
November 1, 2001 to October 31, 2002    $0.32              $0.03

November 2000 to January 2001           $1.20              $0.56
February 2001 to April 2001             $0.90              $0.55
May 2001 to July 2001                   $0.70              $0.30
August 2001 to October 2001             $0.50              $0.20
November 2001 to January 2002           $0.28              $0.08
February 2002 to April 2002             $0.25              $0.07
May 2002 to July 2002                   $0.32              $0.10
August 2002 to October 2002             $0.11              $0.03
November 2002 to January 2003           $0.18              $0.12
February 2003 to March 2003             $0.15              $0.07
October 2002                            $0.04              $0.03
November 2002                           $0.04              $0.02
December 2002                           $0.12              $0.02
January 2003                            $0.18              $0.12
February 2003                           $0.15              $0.11
March 2003                              $0.11              $0.07

Our common shares have been quoted for trading on the NASD Over The Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the NASD Over The Counter Bulletin Board:

Period                                  High                Low

August 25, 2000 to October 31, 2000     $2.84              $0.531
November 1, 2000 to October 31, 2001    $0.875             $0.13
November 1, 2001 to October 31, 2002    $0.25              $0.02

November 2000 to January 2001           $0.875             $0.25
February 2001 to April 2001             $0.688             $0.35
May 2001 to July 2001                   $0.45              $0.22
August 2001 to October 2001             $0.265             $0.13
November 2001 to January 2002           $0.11              $0.04
February 2002 to April 2002             $0.18              $0.06
May 2002 to July 2002                   $0.25              $0.05
August 2002 to October 2002             $0.05              $0.02
November 2002 to January 2003           $0.10              $0.01
February 2003 to March 2003             $0.06              $0.04
October 2002                            $0.03              $0.012
November 2002                           $0.025             $0.015
December 2002                           $0.10              $0.01
January 2003                            $0.10              $0.045
February 2003                           no trades
March 2003                              $0.16              $0.04

ITEM 10:  ADDITIONAL INFORMATION

10.1     Share Capital

Not applicable.

10.2     Bylaws and Articles of Association

We were incorporated under the Company Act of British Columbia by registration of our articles of incorporation and bylaws. Pursuant to the provisions of the Company Act, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in our best interests. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership. However, the Alberta and British Columbia Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

10.3     Material Contracts

We are not currently a party to any material contracts.

10.4   Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5. Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada
Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.5   Canadian Federal Income Tax Consequences to United States Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend.
We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.6     Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Item 11. Disclosures About Market Risk

Not applicable.

Item 12. Descriptions of Securities Other than Equity Securities

Not applicable.

                                PART II
                                -------

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.

Not applicable

Item 16.

Not applicable

                              PART III
                              --------

Item 17. Financial Statements

Our audited financial statements include:

*  our balance sheets as at October 31, 2002 and October 31, 2002;

*  statements of operations and deficit for the periods ended

   October 31, 2002, 2001 and 2000;

* statements of cash flows for the periods ended October 31, 2002, 2001 and 2000;

All of these were prepared on a consolidated basis by our auditor, Collins Barrow, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 8. All figures are expressed in Canadian dollars.

Item 18. Financial Statements

See "Item 17 Financial Statement"


Item 19. Exhibits

Exhibit 1: Financial Statements (as described in Item 17 above)

SIGNATURE
---------

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.


TITAN TRADING ANALYTICS INC.

Dated:  April 30, 2003


By:  /s/ Ken Powell
   ----------------
     Dr. Ken Powell, President