Form 20-F/A
period 2002-10-31
TITAN TRADING ANALYTICS INC
filed 2003-06-04
CIK 1076639

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

Item 18.      Financial Statements

See "Item 17  Financial Statement"
              --------------------

Item 19. Exhibits

Exhibit 1:    Financial Statements (as described in Item 17 above)

Exhibit 99.1: Certification of Chief Executive Officer pursuant to
              Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2: Certification of Principal Financial Officer pursuant to
              Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.


TITAN TRADING ANALYTICS INC.

Dated:  April 30, 2003


By:       /s/ Ken Powell
          -------------------------
          Dr. Ken Powell, President