Form 20-F
period 2003-10-31
TITAN TRADING ANALYTICS INC
filed 2004-05-28
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number: 000-25289

TITAN TRADING ANALYTICS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

602 West Hastings Street, Suite 500, Vancouver, B.C. V6B 1P2
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

None
(Title of Class)

The number of common shares outstanding as of October 31, 2003: 9,812,966

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒  Item 18  ☐

TABLE OF CONTENTS

Titan Trading Analytics Inc.
Form 20-F Annual Report

i

NOTE REGARDING FORWARD–LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places, in this document under the headings “Description of Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Trend Information”. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, our history of losses and likelihood of continued losses, our need for additional financing, our desire to acquire certain rights and interests to our software, the potential effect and impact of certain United States and Canadian securities laws on our business activities, the control certain shareholders exercise over us, competition, the market acceptance of our software, our ability to develop and release new software products and services, our dependence upon key personnel, our lack of an experienced sales staff or marketing personnel, the nature of our business, the volatility of the price for our common shares, potential product liability claims, our need for improved intellectual property protection, our common shares being deemed a “penny stock” under United States securities laws, and the potential inability for United States investors to enforce United States judgments against us or our officers or directors and the effect of our PFIC (as defined below) status on our United States shareholders. Additional information concerning these and other factors that could affect our operations or financial results are included in this document under “Item 3.D. – Risk Factors”. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance and achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this report. You should not place undue reliance on such forward-looking statements.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Year Ended October 31,

	1999	2000	2001	2002	2003

Average for Period	0.6666	0.6792	0.6513	0.6354	0.6880

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March
	2003	2003	2003	2004	2004	2004
High for the Month	0.7652	0.7708	0.7738	0.7880	0.7629	0.7645
Low for the Month	0.7418	0.7446	0.7460	0.7496	0.7439	0.7418

As of April 30, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7293 (US$1.00 = CDN$1.3711).

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:    KEY INFORMATION

A.            Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2003, 2002, 2001, 2000 and 1999. We derived all figures from our financial statements, which were examined by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 11 to our audited financial statements.

SUMMARY OF FINANCIAL DATA

	FISCAL YEAR ENDED:
	OCT 31, 2003	OCT 31, 2002	OCT 31, 2001	OCT 31, 2000	OCT 31, 1999
REVENUE	-	$44,935	$52,696	$40,849	$26,505
EXPENSES	$162,137	$705,997	$718,987	$701,179	$653,038
INTEREST/OTHER INCOME	-	$581	$11,802	$15,605	$28,821
NET LOSS FOR YEAR CDN GAAP	$162,137	$661,062	$666,291	$659,069	$614,983
US GAAP	$162,137	$661,062	$666,291	$659,069	$614,983
NET LOSS PER SHARE CDN GAAP	($0.02)	($0.07)	($0.07)	($0.07)	($0.07)
US GAAP	($0.02)	($0.10)	($0.10)	($0.11)	($0.11)
NET WORKING CAPITAL	($213,012)	($50,865)	$348,457	$604,196	$742,989
TOTAL ASSETS CDN GAAP	$16,328	$8,115	$647,904	$958,935	$1,050,074
US GAAP	$16,328	$8,115	$647,904	$958,935	$1,050,074
NET ASSETS	($208,002)	($45,865)	$615,197	$941,488	$1,027,581
CAPITAL STOCK	$3,715,938	$3,715,938	$3,715,938	$3,375,938	$2,802,962
SHARES OUTSTANDING	9,812,966	9,812,966	9,812,966	9,132,966	8,857,001
LONG TERM OBLIGATIONS	NIL	NIL	NIL	NIL	NIL

We do not have preferred shares. The Issuer has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

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

We have had a history of losses and there is a likelihood of continuing operating losses.

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2003 is $3,715,938. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2003, we had cash and receivables totaling $11,318. On March 19, 2004, we announced by news release that we had received subscriptions on a non-brokered private placement for 2,452,000 units at $0.10 each. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share for $0.12. We also announced that TSX Venture Exchange approval had been received for 1,240,000 units under the placement and that TSX Venture Exchange approval for the 1,212,000 units in the placement subscribed to by our President and Chief Executive Officer, Dr. Kenneth Powell and his wife, was contingent upon shareholder approval being obtained first, such approval to be sought at our next annual meeting of shareholders. Such approval was obtained at an annual general meeting of our shareholders held on April 30, 2004.

In this private placement, we settled certain debts owed by us to our management in the aggregate amount of $100,000 through the issuance of units. Thus, the private placement resulted in gross proceeds to us of $145,200.

On May 3, 2004, we announced by news release that we had agreed to the terms of a non-brokered private placement for 693,333 units at $0.15 each. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.20. As of May 18, 2004, all such units were sold by us; however, this private placement is still subject to TSX Venture Exchange approval. As soon as TSX Venture Exchange approval is obtained, this private placement will result in gross proceeds to us of $104,000.

We currently do not have sufficient working capital to fund our operations beyond the next four (4) months. As a result, we will need additional funds in the future to fund and expand our operations, however, there can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail our operations.

Certain of our software is licensed by us and we may encounter difficulties in acquiring the rights to such software.

Our business plan is currently based on the exploitation of certain automated trade selection and order entry software (the “Technology”) to which we hold an exclusive use license and a third-party revenue interest from Cignal Technologies LLC, a Rhode Island limited liability company owned and operated by Mr. Carrozza (“Cignal”), a director and officer of Titan, and have developed an automated trading platform using and further developing the Technology. Pursuant to a letter agreement dated June 3, 2003 by and among Mr. Carozza, Dr. Powell and Roland Kreilein, a copy of which is attached hereto as an exhibit to this Form 20-F, Mr. Carozza has the option of terminating the license to the Technology if our common shares do not achieve a minimum bid price of $1.00 by May 30, 2004. As of May 17, 2004, the minimum bid price for our common shares on the TSX Venture Exchange was $0.15. If Mr. Carrrozza were to terminate such license, he must provide us with written notice on or before June 9, 2004. We are currently negotiating with Mr. Carrozza for the transfer of all of his rights to the Technology to us. If such negotiations are successfully completed, we will likely be required to issue a significant number of our common shares to him as consideration for his interest in the Technology. Until such time as these negotiations are completed, we will likely encounter difficulty in marketing the Technology to third parties as well as raising significant additional funds from outside investors. Furthermore, we are dependent upon the expertise of Mr. Carrozza with respect to operating and utilizing the Technology. There can be no assurance that we will be able to successfully negotiate the transfer of the Technology or that the terms of such transfer will be favorable to us.

Certain of our software will be used in United States and Canadian financial markets and may result in increased regulation of our business activities.

The manner in which we market, sell and derive revenues from our automated trade selection and order entry software may result in certain United States securities laws regulating our activities, namely the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, and federal and state broker-dealer laws. If we decide to engage in business activities that are regulated by any of such laws, our legal and other compliance costs associated with operating our business will likely increase significantly.

Certain of our shareholders may exercise control over matters voted upon by our shareholders.

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of April 30, 2004. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

We are in an early stage of development and there is no assurance of market acceptance of our software.

Our revenue model is to exploit automated trade selection and order entry software in which we own certain rights, as well as our wholly owned trading analytics software, as follows:

  by establishing a profitable trading operation; and/or
  by licensing software and providing support services to third parties.

We are currently exploring several opportunities; however, there can be no assurance we will be successful in our efforts.

Our products and services face significant competition in the marketplace.

A number of our competitors have substantially greater financial, technical and marketing resources than us. In addition, the market for our software products continues to develop, and additional competitors with substantially greater financial, technical and marketing resources than us may enter the market and competition may intensify. Current or future competitors may develop software products that are superior to our software products or achieve greater market acceptance.

We will depend on the timely development and release of new software products and services.

The achievement of our business objectives and our future operating results is dependent upon completion and execution of our marketing strategies and on the continued development and successful deployment of our trading software products and services. Timing in this regard is crucial, as other similar services that reach the market prior to ours may capture a significant portion of market share that will then be unavailable to us. There can be no assurance that the timing of our business plan will allow us to achieve profitability in our operations.

We depend on key personnel.

We depend on our Director of Software Development, Mr. Gossland, and our Director of U.S. Trading Operations, Mr. Carrozza, for the success of our intended business plan. We do not have formal employment agreements with either Mr. Gossland or Mr. Carrozza. The loss of their services would have a materially adverse effect upon our future operating profits and prospects.

We do not have experienced sales staff or marketing personnel.

We plan to market our software and services through direct sales efforts and word-of-mouth. We do not presently have in-house staffing of experienced sales and marketing personnel. There can be no assurance that we will be able to attract and retain the necessary personnel as and when required. We may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that we will be able to establish or maintain these channels cost effectively.

We intend to develop a securities trading business that may result in us incurring significant trading losses.

In the future, we plan to establish proprietary in-house trading activities, most likely through a subsidiary company or partnership arrangement. Such trading activity will involve a risk that we incur trading losses. Potential investors, partners and subscribers must expect trading losses in actual trading operations and potentially wide fluctuations in monthly trading performance. This presents an ongoing legal and financial risk, notwithstanding the protection we are afforded by the careful use of industry standard legal disclaimers.

Our intellectual property may not be appropriately protected and we may be infringing upon the proprietary rights of third parties.

With the exception of Mr. Carrozza, we have not entered into agreements with any of our employees where such individuals have agreed to assign to us their proprietary rights to inventions or improvements to our products while employed by us, and no employee has entered into any form of non-competition agreement with us. If certain of our employees were to terminate their employment with us and compete directly against us, our business, results of operations and prospects would be significantly adversely effected.

Competitors may be able to copy our software technology. We have not filed for patent or copyright protection of our products nor has such protection been sought for software we have acquired certain rights to.

We depend on our ability to protect the core proprietary software technologies we have developed or acquired certain rights to. In this regard, we rely on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy our core technologies and offer them to the marketplace as its own, or to use a core technology and not pay for it. To date, we have not sought to obtain copyright registration or patent protection for any of our software products, though we may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete.

Although we believe that we have the right to use all of the intellectual property incorporated in our software products, third parties may claim that our software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend our right to use the intellectual property incorporated in our software products may be prohibitive. If any such claims are made and found to be valid or we determine it prudent to settle any such claims, we may have to re-engineer our software products or obtain licenses from third parties to continue offering our software products or in whole or in part cease using such technology. Any efforts to re-engineer our software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase our costs and have a material adverse effect on our business, financial condition and results of operations.

As a developing company, the market price of our shares may be volatile.

Factors such as news announcements on our financial position, financial results and business developments, on our technical developments and innovations, on our competitors or third parties, on industry developments in high-technology companies in general or securities trading software companies and securities trading platforms more particularly, on general stock market conditions, changes in interest rates or general economic conditions, on unexpected and extreme general stock market price and volume fluctuations, or a lack of share volume liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of our common shares. Changes in the trading price of our shares may be unrelated to our performance or future prospects. In addition, investors in our shares may lose their entire investment if we incur large trading losses or if we fail in our business.

During the 2003 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.02 to $0.16.

We may be subject to product liability claims.

We do not maintain product liability insurance against defects in the general performance of our software products. There can be no assurance that we will not be exposed to potential product liability claims in all markets in which we may sell or license our products or offer our services.

Our stock may be deemed a penny stock and additional disclosure requirements may be imposed when trading our common shares.

If the trading price of our common shares is less than US$5.00 per share, trading in our common shares would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. A broker-dealer is required to deliver to a customer information regarding the risks of investing in penny stocks, its offer and bid prices for the penny stock and the amount of compensation received by the broker-dealer with respect to such transaction. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common shares, which could reduce the liquidity of our common shares and thereby have a material adverse effect on the trading market for our securities.

A third-party may be unable to enforce U.S. judgments against us or our officers and directors.

We are incorporated under the laws of British Columbia, Canada and, all of our directors and officers, with the exception of Mr. Carrozza, are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Our U.S. shareholders may face adverse tax consequences resulting from our PFIC status.

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2003, and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

ITEM 4:    INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), on November 30, 1993 under the name “KBK No. 24 Ventures Ltd.” We changed our name to “Titan Trading Analytics Inc.” by filing of an amendment to our Articles on November 14, 1994. Our principal business office and registered and records office are located at 500 – 602 West Hastings Street, Vancouver, British Columbia, V6B 1P2. Our telephone number is (604) 684-3410.

On November 23, 1994, we incorporated Titan Trading Corp. under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), as a wholly owned subsidiary. This subsidiary was originally incorporated with a view to eventually forming a separate trading business, but to date has conducted no business. It has no income, expenses, assets or liabilities and is presently an inactive subsidiary.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2003	2002	2001
Purchase (sale) of property and equipment	$1,776	($14,419)	$17,392

There are no principal capital expenditures currently in progress or anticipated.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies’ shares during the last or in the current financial year.

B.            Business Overview

We are a financial software developer that has developed stock market timing and trading analytics software. In June 2003, we acquired certain rights to the Technology from Cignal, and have developed an automated trading platform using and further developing the Technology. We hold an exclusive use license and a third-party revenue interest in the Technology and plan to exploit the Technology and our wholly owned proprietary software in two ways:

  by establishing a profitable trading operation; and
  by licensing software and providing support services to third parties.

We have yet to establish a profitable trading or software licensing and support business and have remained primarily in a research and development stage since May 1994. During 2000 and 2001, we focused entirely on the development of our web-based stock market timing data presentation software solution. In June 2003, we acquired certain rights to the Technology as described above.

The target market for our business is institutional and individual investors seeking better than average investment and trading returns in their stock portfolios.

We presently have nominal cash on hand. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

We are a reporting issuer in Canada and the United States. Our common shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

Marketing and Sales Strategy

Our business strategy is to market and license our stock market timing software as well as the automated trading platform we have certain rights to, directly to trading firms, institutional investors and active traders. Additionally, we expect to conduct trading operations on our own behalf and in joint venture or partnership with other investors. Sales will be conducted by direct selling and word-of-mouth. The selling proposition is that the software and service improves trading results.

During our 2003 fiscal year, we began trading on a beta-testing basis one third-party trading account. In addition, pursuant to a personal arrangement, Mr. Carrozza began trading an account for the same third-party using the Technology. As we have no agreement to be compensated for these trading activities, the trading results of these two accounts are not reflected in our financial results. We intend to use the trading performance in these two accounts to attract paying clients.

Principal Products and Services

The main focus of our present business plan is to market and license, or utilize for our own trading operations, stock market timing software and the Technology. In order to effectively execute on our business plan, we will likely be required to acquire the Technology. Pursuant to a letter agreement dated June 3, 2003 among Mr. Carozza, Dr. Powell and Mr. Kreilein, Mr. Carozza has the option of terminating the license to the Technology if our common shares do not achieve a minimum bid price of $1.00 by May 30, 2004. As of May 17, 2004, the minimum bid price for our common shares on the TSX Venture Exchange was $0.15. If Mr. Carrrozza were to terminate such license, he must provide us with written notice on or before June 9, 2004. See “Item 3.D. – Risk Factors”.

Our stock market timing software development relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems. Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans. The software “learns” to recognize complex patterns through trial and error, without being programmed with specific, preconceived rules. AI based trading software can be taught complex relationships between sets of variables and use them to find market correlations and relationships that humans cannot easily see on their own.

The automated trading platform we have certain rights to pursuant to license from Cignal may be conceptually divided into two parts:

  trading system software; and
  automatic order execution software.

These parts when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system software controls the trading decisions by monitoring the data arriving from the real-time data feed and looking for predefined patterns of movement in price, volume and time. When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the internet to trade execution engines, currently RediPlus, RealTick or eFloor Trader. The software can operate in simulation mode, where no orders are actually placed, in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, where orders are executed without any operator intervention.

Intellectual Property Rights

Our ability to compete effectively depends in part on our ability to protect our core software technology. We rely on the following for protection of our technology: (1) trade secrets; (2) technical complexity; (3) common law copyright and trademark protection; (4) password protection; (5) software encryption schemes; and (6) the physical security of our source code.

Despite these measures and precautions, it may be possible for unauthorized third parties to reverse engineer aspects of our products. We have not attempted to obtain copyright registration for any of our software products, though we may do so in the future. There can be no assurance, however, that registration will be granted if applied for. Moreover, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent that protection is available, its extent may differ from one jurisdiction to another.

We have not applied for patents to date under Canadian or United States law. Management believes there are patentable elements of the online trading analytics program and may decide to file for patent protection depending on financial resources available. There can be no assurance that such filings, if any, will be successful in securing a patent.

Trading and Testing Activities

Beginning in 1994 and continuing through 1995, we were generally focused on the initial development of our software products and, therefore, did few trading or trade testing activities. In 1996 through 2002, we developed several products: (1) the VirtualTrader software – discretionary training and testing software; (2) the “Big-Board” trading method – a setup of indicators and trading screens for discretionary trading; (3) Titan Market Commentary – a web-based stock commentary subscription service; and (4) Titan Market Watch – a web-based stock charting presentation package. However, none of these products are currently offered for sale or license. Commencing in 2003, we began testing our market timing software and the automated trading software to which we obtained certain rights via our June 2003 license agreement with Cignal, by way of actual trades being conducted in two accounts of a third-party.

Status of New Products or Services

Titan is constantly refining its trading software to maintain its integrity and marketability. As a result, we will be continuing to incur development costs. Subject to available financing, we anticipate spending approximately $120,000 over the next year on our development efforts. No new products, however, other than those described in this annual report, have been formally announced to the public.

Competition

The financial services market is intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. There can be no assurance that we will be successful in our efforts, or, if successful, that we will have the resources to sustain any early growth or market penetration we may achieve.

Our principal competitive advantage lies in the unique multi-timeframe system logic comprising the core of the Technology. Although similar analysis can be done by a properly trained human trader, once automated, a computer can find a much larger number of signals and execute them more efficiently. Management is not aware of any competitors using the same or similar software logic. A second advantage is that we utilize low cost order execution platforms without high startup or ongoing monthly operational costs.

There are large numbers of established financial trading and trading software companies. Many are larger than us, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if we achieve significant success in penetrating the financial software market, financially stronger companies may seek to enter this market and compete for market share.

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

Management and Employees

We do not have employees other than our directors and officers.

Our President and Chief Executive Officer, Dr. Kenneth W. Powell, devotes approximately 10% of his business time to our affairs. We also retain Michael Gossland, our Director of Software Development, to provide software development services on a full-time month-to-month basis. He may cease providing such services to us without notice. L. James Porter, our Chief Financial Officer, provided his services on a month-to-month basis and devoted approximately 50% of his business time to our affairs. Mr. Porter resigned from his position as Chief Financial Officer on April 30, 2004.

Government Regulation

To date, governmental regulations have not materially restricted the use or expansion of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. New and existing laws may cover issues that include:

Sales and other taxes;
User privacy;
Pricing controls;
Characteristics and quality of products and services;
Consumer protection;
Cross-border commerce;
Libel and defamation;
Copyright, trademark and patent infringement; and
Other claims based on the nature and content of Internet materials.

These new laws may impact our ability to market our products and services offered on our website in accordance with our business plans.

We may have to qualify to do business in other jurisdictions. If we make sales of our products or services, we anticipate that sales and our customers will be in multiple states and foreign countries. As our customers may reside in such states and foreign countries, such jurisdictions may claim that we are required to qualify to do business in each such state and foreign country. Failure to qualify in a jurisdiction where required to do so could subject us to taxes and penalties.

Should we be able to attract funds for us to invest, we may fall under the provisions of the Investment Company Act and other United States and Canada rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the fiscal year ended October 31, 2003, and our records do not permits us include a breakdown of total revenues by category of activity and geographic market for either of the fiscal years ended October 31, 2002 or October 31, 2001. Based upon the information available to us, we believe that most of our customers were located in the United States during the fiscal years ended October 31, 2002 and October 31, 2001.

C.            Organizational Structure

We have one wholly owned subsidiary, Titan Trading Corp., a corporation formed under the laws of the province of British Columbia, Canada.

D.            Property, Plants and Equipment

We utilize about 300 square feet of office space in Vancouver, British Columbia. We do not have any rent obligation. Our office expenses total approximately $300 per month. With the exception of computer equipment located offsite in Vancouver, British Columbia and computer equipment located in Nanaimo, British Columbia and Boca Raton, Florida, we currently do not have any property, plant or equipment located elsewhere.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Results of Operations

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. For further disclosure on the application of these and other accounting policies, see Note 2 in the Notes to Financial Statements included in this Form 20-F.

Revenue recognition – In the past, revenue consisted mainly of services provided by subscription. Revenue was recognized when services were provided and over the term of such agreement. With the change in our business model in the past year, it is unclear how revenues will be generated and accounted for in the future.

Deferred Tax Valuation Allowance – We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance; if we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Results of Operations

Fiscal Year Ended October 31, 2003 Compared to Fiscal Year Ended October 31, 2002

We incurred a net loss of $162,137 for the twelve-month period ended October 31, 2003, as compared to a net loss of $661,062 for the comparative period of 2002. The decrease in net loss in the 2003 fiscal year reflected an operational reorganization which reduced personnel costs, as well as reduced amortization expense and other general and administrative cost reductions.

Salaries and benefits decreased to $507 from $210,409 and administrative expenses decreased from $705,997 to $162,137. During the year, we spent or accrued a total of $100,586 on management and consulting fees, $25,244 on professional fees and $14,331 on shareholder communications, as compared to $62,331, $27,802 and $28,660 in the prior year.

Software and subscription sales decreased in the 2003 fiscal year to nil from $44,935 in 2002, reflecting the change in business model away from internet subscriptions.

During the fiscal year ended October 31, 2003, we underwent a significant change in management as Mr. Michael Paauwe resigned as our President and a director and was replaced by Dr. Powell. Additionally, pursuant to our June 6, 2003 licensing agreement with Cignal, Mr. Carrozza was appointed to our board of directors. In September 2003, L. James Porter became our Chief Financial Officer and replaced Dr. Paul Shatzko on our board of directors. Mr. Porter resigned his position as Chief Financial Officer on April 30, 2004, and was not nominated for re-election as a director at our annual general meeting of shareholders held on April 30, 2004.

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended October 31, 2001

During the 2002, fiscal year our financial condition declined to the point that we had negative assets and minimal cash on hand by yearend.

We earned $44,935 in software and subscription sales during the 2002 fiscal year, up from $40,894 in fiscal 2001. However, effective yearend 2002 we ceased publishing neural network based stock market timing commentary on the Internet, thus abandoning this subscription-based revenue model. Our decision to terminate the online subscription service was taken in light of our financial difficulties and the lack of significant revenue growth potential from the subscription service.

During the fiscal year ended October 31, 2002, we spent $86,415 on the research and development of our neural network pattern recognition trading software, as compared to $122,752 during the prior year.

Due to our financial condition, we were required to fully amortize our software and systems development assets during fiscal 2002; amortization expense thus totaled $246,300 in 2002 as compared to $192,833 in 2001.

We incurred $705,997 of expenses for the year ended October 31, 2002, consisting of amortization of $246,300, as discussed above, salaries and benefits of $210,409, management and consulting fees of $62,331, research and development of $86,415, legal and audit costs of $27,802, office, telephone and miscellaneous costs of $12,636, shareholder communications costs of $28,660, advertising and marketing costs of $15,012, rent of $5,439, travel costs of $2,296, bad debt write off of $3,000, foreign exchange loss of $2,939 and bank charges of $2,758.

These expenses were offset by software and subscription sales of $44,935; accordingly we incurred a net loss of $661,062 for the 2002 fiscal year.

By comparison, for the year ended October 31, 2001 we incurred $718,987 of net expenses, consisting of amortization of $192,833, salaries and benefits of $159,425, management and consulting fees of $69,938, research and development of $122,752, legal and audit costs of $32,987, office, telephone and miscellaneous costs of $36,731, shareholder communications costs of $39,182, advertising and marketing costs of $24,806, rent of $5,611, travel costs of $13,120, and bank charges of $2,479, offset by a foreign exchange gain of $4,560. Software and subscription sales totaled $40,894 and interest income of $11,802 was realized; accordingly we incurred a net loss of $666,291 for the 2001 fiscal year.

As at October 31, 2002, we had cash and accounts receivable totaling $3,115. We also held computer equipment recorded at $5,000, for total assets of $8,115. Liabilities, consisting of accounts payable and accrued liabilities, totaled $53,980.

By comparison, as at October 31, 2001 we had cash and accounts receivable totaling $379,230, prepaid expenses of $1,934, capitalized software and systems development costs of $224,250, computer equipment recorded at $34,407 and furniture recorded at $8,083, for total assets of $647,904. Liabilities, consisting of accounts payable and accrued liabilities, totaled $32,707.

B.            Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. We expect to finance operations through the sale of equity in the foreseeable future. There is no guarantee that we will be successful in arranging financing on acceptable terms or at all.

As at October 31, 2003, we had cash and receivables totaling $11,318 as compared to $3,115 at our prior fiscal year end. On March 19, 2004, we announced by news release that we had received subscriptions on a non-brokered private placement for 2,452,000 units at $0.10 each. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share for $0.12. We also announced that TSX Venture Exchange approval had been received for 1,240,000 units under the placement and that TSX Venture Exchange approval for the 1,212,000 units in the placement subscribed to by our President and Chief Executive Officer, Dr. Powell and his wife, was contingent upon shareholder approval being obtained first, such approval to be sought at our next annual meeting of shareholders. Such approval was obtained at an annual general meeting of our shareholders held on April 30, 2004.

In this private placement, we settled certain debts owed by us to our management in the aggregate amount of $100,000 through the issuance of units. Thus, the private placement resulted in gross proceeds to us of $145,200.

On May 3, 2004, we announced by news release that we had agreed to the terms of a non-brokered private placement for 693,333 units at $0.15 each. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.20. As of May 18, 2004, all such units were sold by us; however, this private placement is still subject to TSX Venture Exchange approval. As soon as TSX Venture Exchange approval is obtained, this private placement will result in gross proceeds to us of $104,000.

We currently do not have sufficient working capital to fund our operations beyond the next four (4) months. Our continuation as a going concern is dependent upon our ability to obtain equity capital and financing for working capital requirements. We have incurred significant operating losses to date and we cannot predict if ever we will earn operating income. As a result, there can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail our operations.

C.            Research and Development, Patents and Licenses, etc.

For a description of our research and development activities, please see “Item 4.B. – Business Overview”.

D.            Trend Information

With the exception of the information disclosed in “Item 3.D. – Risk Factors”, we do no know of any trends or uncertainties that are likely to have a material effect on the company or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.            Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.            Contractual Obligations

We currently have no contractual obligations that require disclosure under this Item 5.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

As of October 31, 2003, our directors were as follows:

Name of Director	Age
Dr. Ken Powell	59
Michael Gossland	49
Philip S. Carrozza	42
L. James Porter(1)	39
William Yang(1)	39

___________
(1) Mr. Yang and Mr. Porter were not nominated for re-election as directors at our annual general meeting of shareholders held on April 30, 2004.

As of October 31, 2003, our executive officers were as follows:

Executive Officers	Age	Office
Dr. Kenneth W. Powell	59	President and Chief Executive Officer
Michael Gossland	49	Director of Software Development and Secretary
L. James Porter(1)	39	Chief Financial Officer

___________
(1) Mr. Porter resigned his position as Chief Financial Officer on April 30, 2004.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Kenneth W. Powell, DDS, B.Sc., is a graduate of the University of Alberta, holding Bachelor of Science (1966) and Doctor of Dentistry (1970) degrees. Since 1970, he has been a self-employed dentist with a dental practice in the Edmonton, Alberta area. Since December 2002, Dr. Powell has acted as President, Chief Executive Officer and a director of our company, as well as of Firestone Ventures Inc., a junior mining exploration company that is reporting in British Columbia and Alberta and trades on the TSX Venture Exchange.

Michael Gossland, M.Sc., P.Eng., is our Director of Software Development, Secretary and a director. Mr. Gossland has held such positions since 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his Master of Science degree from the University of Saskatchewan in 1978. In 1979, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario). From 1986 to 1991, Mr. Gossland was Software Project Manager for Sciex, a division of MDS Health Group Inc. of Toronto, Ontario.

Philip S. Carrozza II is our Director of U.S. Trading Operations and the President of Cignal, from which in June 2003 we have obtained certain rights with respect to certain automated trading platform technology. Mr. Carrozza acquired his professional broker’s license in 1987. From 1993 until 1999 when he founded Cignal, he worked with several major trading forms in New York and the Bahamas. Mr. Carrozza is also an attorney and a member of the Massachusetts State Bar.

L. James Porter, CPA, CA, CFA was our Chief Financial Officer and a director until April 30, 2004. Mr. Porter graduated from the University of British Columbia in 1987 with a B.Comm, Finance degree. He subsequently obtained his Chartered Accountant (British Columbia), Certified Public Accountant (Illinois) and Chartered Financial Analyst designations. Mr. Porter was formerly Chief Financial Officer of several Nasdaq National Market and Nasdaq SmallCap Market listed companies and prior to that was a Senior Manager with a “Big 5” international accounting firm. Since 2001, Mr. Porter has been President of a private investment and venture capital advisory company, and since 2002 he has served on the Advisory Board of a listed wireless device and service provider. Mr. Porter also acts as Chief Financial Officer and on the Supervisory Board of a private technology company.

William Yang holds a Bachelor degree (1996) in political science, sociology, anthropology, with a minor in business from Simon Fraser University in Vancouver, British Columbia. As well, he has earned his Masters degree in international trade from Yonsei University in Seoul, South Korea. Mr. Yang was a director until April 30, 2004. Since January 2003, Mr. Yang has been a sales representative for us. From January to December 2002, he acted as country manager (Korea) for Fortinet, a Santa Clara, California based company involved in the development and sale of antivirus firewalls for computers. He also acted as Vice President of Business Development for MTI of Richardson, Texas, a business intelligence company specializing in image and voice compression (October 2000 to December 2001), co-founder and Director of EasyM, a Korean company that provided venture consulting services (February 2000 to January 2001), Equity Research Editor for Goodmorning Securities of Korea (January 1999 to February 2000) and a journalist assistant for Bloomberg News Corp.’s Korean office (August 1998 to December 1998).

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors or officers.

B.            Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2003.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts	All Other Compensation
					Restricted Stock Awards	Securities UnderlyingOptions/ SARs
Kenneth W. Powell President, Chief ExecutiveOfficer and a director	2003	Nil	Nil	Nil	1,900,000(1)	Nil	Nil	Nil
L. James Porter Former Chief Financial Officer and a Former director	2003	$4,425	Nil	Nil	Nil	Nil	Nil	Nil
Michael Gossland Director of Software Development, Secretary and a director	2003	$78,000	Nil	Nil	Nil	Nil	Nil	Nil
Philip S. Carrozza Director	2003	Nil	Nil	$13,714	Nil	Nil	Nil	Nil
William Yang Former Director	2003	Nil	Nil	$13,150	Nil	Nil	Nil	Nil

(1) Represents two-thirds (2/3) of the common shares held by TTN Escrow Capital Corp., a corporation in which Mr. Powell owns a two-thirds (2/3) interest.

C.            Board Practices

Dr. Powell, Mr. Gossland and Mr. Carrozza have acted as our directors since December 23, 2002, September 15, 1995, and June 6, 2003, respectively. All such individuals were re-elected as directors at our annual general meeting of shareholders held on April 30, 2004. Mr. Yang and Mr. Porter were directors during the last completed fiscal year; however, such individuals were not nominated for reelection at the annual general meeting of shareholders held on April 30, 2004.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election, or their earlier resignation or removal. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

No directors or officers have service contracts with us, nor are they entitled to any termination benefits.

As of April 30, 2004, our audit committee was comprised of Dr. Powell and Mr. Carrozza. Mr. Yang was also a member of our audit committee and served as its Chairman during the last completed fiscal year, but he was not nominated for re-election at the annual general meeting of shareholders held on April 30, 2004.

The audit committee is responsible for, among other things, monitoring the integrity and adequacy of our financial information, and for recommending to our board of directors their selection of independent auditors for us. The audit committee does not currently have an audit committee charter. The audit committee did not meet during the last fiscal year.

We have not appointed a remuneration committee.

D.            Employees

We do not have any employees other than our directors and officers. Therefore, we currently have three (3) employees. With the exception of Mr. Carrozza, who is a located in the United States, all of our employees are located in Canada.

E.            Share Ownership

As of April 30, 2004, we had 11,052,966 common shares issued and outstanding. As of April 30, 2004, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	3,788,500 (2)(3)(9)	32.8%
Michael Gossland	817,000 (4)	7.0%
L. James Porter(1)	300,000 (5)	2.6%
Philip S. Carrozza	750,000 (6)	6.5%
William Yang(1)	50,000 (7)	*

All officers and directors as a group(1)	5,105,500 (8)(9)	40.2%

_____________
*Indicates less than one percent (1%).
(1) Mr. Porter resigned his position as Chief Financial Officer on April 30, 2004. Mr. Porter and Mr. Yang were not nominated for re-election as directors at our annual general meeting of shareholders held on April 30, 2004. For these reasons, the common shares beneficially owned by Mr. Porter and Mr. Yang have been excluded from the calculation as to the total number of common shares beneficially owned by all of our officers and directors as a group.

(2)  Includes (a) 2,850,000 common shares held by TTN Escrow Capital Corp., a private British Columbia company (“TTN Escrow”), in which Dr. Powell owns a two-thirds (2/3) interest and Mr. Kreilein owns a one-third (1/3) interest; (b) 400,000 common shares subject to stock options which are fully vested and exercisable at $0.10 per common share that expire on December 22, 2008; (c) 148,000 common shares held by Dr. Powell’s wife that are deemed to be beneficially owned by Dr. Powell; and (d) 220,000 common shares, which includes warrants to purchase 100,000 common shares that are fully vested and exercisable at $0.12 per common share that expire on March 16, 2006, held by Dr. Powell’s children that are deemed to be beneficially owned by Dr. Powell.
(3) This amount does not include 2,424,000 common shares, of which 1,212,000 common shares are subject to warrants that are fully vested and exercisable at $0.12 per share that expire on March 16, 2006, that were purchased in a private placement by Dr. Powell and his wife which closed on March 16, 2004 subject to TSX Venture Exchange approval. TSX Venture Exchange approval was contingent upon us obtaining shareholder approval for the issuance of such securities, with Dr. Powell and his wife prohibited from voting on such matter. Shareholder approval was obtained at an annual general meeting of our shareholders on April 30, 2004; however, the TSX Venture Exchange has not yet granted approval for the issuance of such securities.
(4) Includes (a) 500,000 common shares subject to stock options which are fully vested and exercisable at $0.10 per common share that expire on December 22, 2008, and (b) 150,000 common shares subject to warrants which are fully vested and exercisable at $0.12 per common share that expire on March 16, 2006.
(5) Represents stock options which are fully vested and exercisable at $0.10 per common share that expire on January 31, 2005.
(6) Represents 500,000 common shares subject to stock options which are fully vested and exercisable at $0.10 per common share that expire on December 22, 2008. Pursuant to a letter agreement dated June 3, 2003, Mr. Carrozza is entitled to 250,000 common shares owned by Mr. Kreilein and Dr. Powell that have yet to be transferred by Mr. Kreilein and Dr. Powell.
(7) Represents stock options which are fully vested and exercisable at $0.10 per common share that expire on July 31, 2004.
(8)  Includes (a) 1,400,000 common shares subject to stock options which are fully vested and exercisable at $0.10 per common share that expire on December 22, 2008, and (b) 250,000 common shares subject to warrants which are fully vested and exercisable at $0.12 per common share that expire on March 16, 2006.
(9) This amount does not reflect the common shares that have yet to be transferred to Mr. Carrozza as described in footnote (6) above.

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

As of April 30, 2004, we had 11,052,966 common shares issued and outstanding. As of April 30, 2004, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	3,788,500 (1)(2)(7)	32.8%
Michael Gossland	817,000 (3)	7.0%
TTN Escrow Capital Corp.	2,850,000 (4)	25.8%
Roland Kreilein	950,000 (5)	8.6%
Phillip Carrozza	750,000 (6)	6.5%

_______________
(1) Includes (a) 2,850,000 common shares held by TTN Escrow; (b) 400,000 common shares subject to stock options which are fully vested and exercisable at $0.10 per common share that expire on December 22, 2008; (c) 148,000 common shares held by Dr. Powell’s wife that are deemed to be beneficially owned by Dr. Powell, and (d) 220,000 common shares, which includes warrants to purchase 100,000 common shares that are fully vested and exercisable at $0.12 per common share that expire on March 16, 2006, held by Dr. Powell’s children that are deemed to be beneficially owned by Dr. Powell.
(2) This amount does not include 2,424,000 common shares, of which 1,212,000 common shares are subject to warrants that are fully vested and exercisable at $0.12 per share that expire on March 16, 2006, that were purchased in a private placement by Dr. Powell and his wife which closed on March 16, 2004 subject to TSX Venture Exchange approval. TSX Venture Exchange approval was contingent upon us obtaining shareholder approval for the issuance of such securities, with Dr. Powell and Mrs. Powell prohibited from voting on such matter. Shareholder approval was obtained at an annual general meeting of our shareholders on April 30, 2004; however, the TSX Venture Exchange has not yet granted approval for the issuance of such securities.

(3)  Includes (a) 500,000 common shares subject to stock options which are fully vested and exercisable at $0.10 per common share that expire on December 28, 2008, and (b) 150,000 common shares subject to warrants which are fully vested and exercisable at $0.12 per common share that expire on March 16, 2006.
(4)  TTN Escrow is owned two-thirds (2/3) by Dr. Powell and one-third (1/3) by Mr. Kreilein.
(5)  Represents one-third (1/3) of the 2,850,000 common shares held by TTN Escrow. Because (a) Mr. Kreilein does not possess voting control over any of the 2,850,000 common shares held by TTN Escrow and (b) Mr. Kreilein may only transfer his interest in TTN Escrow and not the common shares held by TTN Escrow, Mr. Kreilein disclaims beneficial ownership of 1,900,000 common shares held by TTN Escrow.
(6)  Represents 500,000 common shares subject to stock options which are fully vested and exercisable at $0.10 per common share that expire on December 22, 2008. Pursuant to a letter agreement dated June 3, 2003, Mr. Carrozza is entitled to 250,000 common shares owned by Mr. Kreilein and Dr. Powell that have yet to be transferred by Mr. Kreilein and Dr. Powell.
(7)  This amount does not reflect the common shares that have yet to be transferred to Mr. Carrozza as described in footnote (6) above.

On April 28, 2003, shareholder approval was obtained to effect the transfer of Mr. Paauwe’s interest and Mr. Gossland’s interest in TTN Escrow to Dr. Powell and Mr. Kreilein.

We are authorized to issue up to 100,000,000 common shares without par value.

Each of our issued common shares entitles the holder to one vote in a general meeting of shareholders. There are no disproportionate or weighted voting privileges. Our significant shareholders do not have different voting privileges as compared to our other shareholders.

Of our 33 registered shareholders as at April 28, 2004, 25 were Canadian residents representing 10,862,466 common shares or 98.3% of our 11,052,966 issued and outstanding common shares as of that date.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements known to us the operation of which at a subsequent date may result in a change in our control.

B.            Related Party Transactions

In the fiscal year ended October 31, 2003, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

  We paid or accrued $78,000 in consulting fees to Mr. Gossland, our Director of Software Development, Secretary and a director, for his software development activities on our behalf.

  We entered into a licensing agreement with Cignal, a company wholly owned by Mr. Carrozza, our Director of U.S. Trading Operations and a director. See “Item 5.B. – Business Overview”.

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

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8:    FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Our financial statements are set forth under “Item 17. – Financial Statements”.

Legal Proceedings

To the best of our knowledge, there are no material legal or arbitration proceedings which may have or have had in the recent past significant effects on our financial position, which includes any governmental proceedings pending or known to be contemplated.

We have never paid any dividends and any earnings in the future will be re-invested in our development. Under the Business Corporations Act (British Columbia), the directors of a company who vote for, or consent to, a resolution authorizing the payment of a dividend if a company is insolvent or the payment renders the company insolvent are jointly and severally liable to the company to make good any loss of damaged suffered by the company as a result.

B.            Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than:

  As announced in a news release dated March 15, 2004, we entered into a non-binding Letter of Intent with Wolverton Securities, a British-Columbia based full-service brokerage firm, for the purpose of allowing Wolverton the use of securities trading software in which we hold an exclusive use license and a revenue interest.

  As announced in a news release dated March 19, 2004, we received subscriptions on a non-brokered private placement for 2,452,000 units. See “Item 5.B. – Liquidity and Capital Resources”.

  As announced in a news release dated May 3, 2004, we agreed to the terms of a non-brokered private placement for 693,333 units. See “Item 5.B. – Liquidity and Capital Resources”.

ITEM 9:    THE OFFER AND LISTING

A.            Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “TTA” and on the Over-The-Counter Bulletin Board under symbol “TITAF”. Our shares have traded on the TSX Venture Exchange,

and on its predecessors the Canadian Venture Exchange and the Vancouver Stock Exchange. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges:

Period	High	Low

Fiscal Year
November 1, 1999 to October 31, 1999	$2.15	$0.80
November 1, 1999 to October 31, 2000	$4.25	$0.61
November 1, 2000 to October 31, 2001	$1.20	$0.20
November 1, 2001 to October 31, 2002	$0.32	$0.03
November 1, 2002 to October 31, 2003	$0.22	$0.02

Fiscal Quarter
November 2001 to January 2002	$0.28	$0.08
February 2002 to April 2002	$0.25	$0.07
May 2002 to July 2002	$0.32	$0.10
August 2002 to October 2002	$0.11	$0.03
November 2002 to January 2003	$0.18	$0.02
February 2003 to April 2003	$0.15	$0.06
May 2003 to July 2003	$0.16	$0.04
August 2003 to October 2003	$0.22	$0.05
November 2003 to January 2004	$0.15	$0.08
February 2004 to March 2004	$0.19	$0.10

Month
October 2003	$0.22	$0.08
November 2003	$0.15	$0.11
December 2003	$0.14	$0.08
January 2004	$0.14	$0.10
February 2004	$0.18	$0.10
March 2004	$0.19	$0.13

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board:

Period	High	Low

Fiscal Year
January 12, 2000 to October 31, 2000	$2.83	$0.53
November 1, 2000 to October 31, 2001	$0.875	$0.13
November 1, 2001 to October 31, 2002	$0.25	$0.02
November 1, 2002 to October 31, 2003	$0.15	$0.01

Fiscal Quarter
November 2001 to January 2002	$0.11	$0.04
February 2002 to April 2002	$0.18	$0.06
May 2002 to July 2002	$0.25	$0.05
August 2002 to October 2002	$0.05	$0.02
November 2002 to January 2003	$0.10	$0.01
February 2003 to April 2003	$0.06	$0.01
May 2003 to July 2003	$0.12	$0.03
August 2003 to October 2003	$0.15	$0.03
November 2003 to January 2004	$0.15	$0.06
February 2004 to March 2004	$0.14	$0.06

Month
October 2003	$0.15	$0.05
November 2003	$0.15	$0.08
December 2003	$0.08	$0.07
January 2004	$0.10	$0.06
February 2004	no trades
March 2004	$0.14	$0.06

B.            Plan of Distribution

Not applicable.

C.            Markets

Our common shares are not listed or traded on any other markets than those noted in Item 9.A. above.

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

We were duly incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia). Pursuant to the provisions of the Business Corporations Act (British Columbia), a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director’s remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in our best interests. There are no mandatory retirement ages for directors or any required shareholdings.

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

C.            Material Contracts

On June 6, 2003, we entered into a Licensing Agreement with Cignal. Under the agreement, we acquired the right to use certain technology and a net profit interest in third-party trading profits from use of the technology.

On June 3, 2003, Mr. Carozza, Dr. Powell and Roland Kreilein entered into a Letter Agreement whereby Mr. Carozza has the option of terminating the license to the Technology if our common shares do not achieve a minimum bid price of $1.00 by May 30, 2004. As of May 17, 2004, the minimum bid price for our common shares on the TSX Venture Exchange was $0.15. If Mr. Carrrozza were to terminate such license, he must provide us with written notice on or before June 9, 2004.

D.            Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See “Item 10.E. – Taxation”.

There is no limitation imposed by Canadian law or by our constituent documents on the right of a nonresident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

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

E.            Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of our common shares for a shareholder of us who is not a resident of Canada but is a resident of the United States and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (“Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” or is otherwise situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in us is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (“Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that is the beneficial owner of the dividends and owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the company has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend.

The tax payable on dividends is to be withheld at source by the company or people acting on its behalf. The company is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if the company fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a common share of a company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain is included in income and taxed at ordinary Canadian tax rates. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may realize an allowable capital loss on a disposition of “taxable Canadian property.” Our common shares will constitute taxable Canadian property if at any time in the five years immediately preceding the disposition of 25% or more of the issued shares of any class of capital stock of the company that issued the shares were owned by persons with whom the taxpayer did not deal at arm’s length or the taxpayer together with all such persons did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless the value of the shares is derived principally from “real property” situated in Canada.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation--Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of our common shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders.

As used herein, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Our Common Shares.

General Rules. U.S. Holders receiving distributions (including constructive distributions) with respect to our common shares are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits. To the extent that distributions from us exceed our current or accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of our common shares. (See more detailed discussion at “Disposition of Our Common Shares” below). Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss. In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend not Eligible for Reduced Tax Rate. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code if we were not a Passive Foreign Investment Company (“PFIC”). A corporation that is properly described as a “Foreign Personal Holding Company, a “Foreign Investment Company” or a PFIC, each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction. Dividends paid on our common shares generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of our outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax. Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect. (Please see the QEF election discussion below.) A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder. Again, these rules are subject to several exceptions that are beyond the scope of this discussion, and U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by us to them will be exempt from federal income tax if a QEF election is made.

Disposition of Our Common Shares.

General Rule. A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if our common shares are held for more than one year.

Reduced Tax Rate. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares. As discussed below, we believe we are a PFIC.

Management Believes Company is a Passive Foreign Investment Company.

General Discussion. We believe that we qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of us. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2003 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2004. There can be no assurance that our determination concerning our PFIC status will not be challenged.

Generally Applicable PFIC Rules. If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election. A U.S. Holder who elects in a timely manner to treat us as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing

U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if we qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for our common shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings. We have not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election regarding our shares.

Other PFIC Rules. Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of our common shares should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of our common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our common shares.

Other Considerations for U.S. Holders.

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of our common shares of:

Foreign Personal Holding Company. If at any time during a taxable year (a) more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of our gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), we may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of our common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent we do not actually distribute such income.

We do not believe that we currently qualify as a FPHC. However, there can be no assurance that we will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company. If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, we may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gain.

We do not believe that we currently qualify as a FIC. However, there can be no assurance that we will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation. If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of us as a CFC would effect many complex results, including that 10% Shareholders of us would generally (i) be treated as having received a current distribution of our “Subpart F income”

and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of our earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the common shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of us ending with or within such taxable years of 10% Shareholders.

We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Expert

Not applicable.

H.            Documents on Display

We are required to file reports with the Securities Commission in the Province of British Columbia electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we file reports, registration statements and other information with the SEC. Our reports, registration statements and other information can be inspected and copies at the public reference facilities maintained by the SEC at the following locations:

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330.

I.            Subsidiary Information

Not applicable.

ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Because our current cash is held in Canadian dollars, our financial results are expressed in Canadian dollars and our operations are primarily paid for in Canadian dollars, we are not subject to foreign currency fluctuations that would have any material affect on our financial position or results of operations. Also, because of the status of our operations, we do not believe that we are exposed to interest rate risk, commodity price risk or any other relevant market risk at this time.

ITEM 12:    DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to our common shares.

ITEM 15:    CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President and Chief Executive Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the Exchange Act. Based upon that evaluation, the President and Chief Executive Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting us to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

There were no significant changes made in our internal controls during the period covered by this report or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution. Our management, including our President and Chief Executive Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

B.            Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, our board of directors had not made a determination as to whether we have at least one audit committee financial expert serving on our audit committee. Also, we do not believe that any of our audit committee members are “independent” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B:    CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officers. During the next fiscal year, we will endeavor to adopt and implement such a code.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche, LLP (“Deloitte”), audited our books and records for the year ended October 31, 2003, and Collins Barrow, Chartered Accountants (“Collins”), audited our books and records for the year ended October 31, 2002.

Audit Fees

Fees billed by Deloitte for professional services totaled $11,000 for the year ended October 31, 2003, and fees billed by Collins for professional services totaled $14,500 for the year ended October 31, 2002. Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Fees for audit-related services totaled $nil for the year ended October 31, 2003. Audit-related fees incurred for the year ended October 31, 2002 were $nil.

Tax Fees

Fees for tax services, including fees for review of our consolidated federal income tax return, totaled $1,500 for the year ended October 31, 2003, and $700 for the year ended October 31, 2002.

All other Fees

During the fiscal years ended October 31, 2003 and October 31, 2002, Deloitte and Collins did not bill for any products or services other than as described above.

Our audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for our independent auditors to prepare the proposed audit approach, scope and fee estimates. Our independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by our audit committee.

There were no fees in 2003 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

PART III

ITEM 17:    FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

  our balance sheets as at October 31, 2003 and October 31, 2002;

  statements of operations and deficit for the periods ended October 31, 2003, 2002 and 2001;

  statements of cash flows for the periods ended October 31, 2003, 2002 and 2001;

The consolidated financial statements as at and for the year ended October 31, 2003 were audited by Deloitte & Touche, Chartered Accountants. The financial statements as at and for the years ended October 31, 2002 and October 31, 2001 were audited by Collins Barrow, Chartered Accountants, who expressed an unqualified opinion on those statements.

Our financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 11. All figures are expressed in Canadian dollars.

TITAN TRADING ANALYTICS INC.

CONSOLIDATED
FINANCIAL STATEMENTS

OCTOBER 31, 2003

Independent Auditors’ Report

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheet of Titan Trading Analytics as at October 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis except for the change in accounting policy for stock-based compensation as disclosed in Note 3.

The financial statements of the Company for the year ended October 31, 2002 were audited by other auditors whose report, dated March 2, 2003, expressed an unqualified opinion on those statements.

(Signed) Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
March 4, 2004 (except as to Note 12, which is as of March 19, 2004)

Comments by Auditor on Canada – United States Reporting Differences

United States reporting for auditors require the addition of an explanatory paragraph for the following:

(i) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as that described in Note 1 to the financial statements.

(ii) when the financial statements reflect a change in accounting policy, such as described in Note 3 for stock based compensation. The adoption of this policy had no impact on the Company’s results of operations, financial position or cash flows.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report dated March 4, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 4, 2004 (except as to Note 12, which is as of March 19, 2004)

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
CONSOLIDATED BALANCE SHEET
as at OCTOBER 31, 2003

ASSETS
	2003	2002
Current Assets
Cash and cash equivalents	$703	$819
Goods and services tax receivable	10,615	2,296
	11,318	3,115

Property and Equipment (Note 4)	5,010	5,000

	$16,328	$8,115

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$35,946	$53,980
Loans and advances (Note 5)	188,384	-
	224,330	53,980

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 6)	3,715,938	3,715,938

Deficit	(3,923,940)	(3,761,803)
	(208,002)	(45,865)

	$16,328	$8,115

Continuing Operations (Note 1)

Approved by the Directors

“Kenneth W. Powell”	, Director

“L. James Porter”	, Director

See accompanying notes to the consolidated financial statements.

TITAN TRADING ANALYTICS INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT for the year ended OCTOBER 31, 2003

	2003	2002	2001

Software and Subscription Sales	$-	$44,935	$52,696

Expenses
Advertising and marketing	1,236	15,012	24,806
Amortization	1,766	246,300	192,833
Bad debts	-	3,000	-
Bank charges and interest	1,289	2,758	2,479
Financing fees	-	-	23,683
Foreign exchange loss (gain)	-	2,939	(4,560)
Management and consulting fees (Note 8)	110,586	62,331	69,938
Office, telephone and miscellaneous	3,748	12,636	36,731
Professional fees	25,244	27,802	32,987
Rent	-	5,439	5,611
Research and development	-	86,415	122,752
Salaries and benefits	507	210,409	159,425
Shareholder communications	14,331	28,660	39,182
Travel	3,430	2,296	13,120
	162,137	705,997	718,987

Net Loss for the Year	(162,137)	(661,062)	(666,291)

Deficit, beginning of year	(3,761,803)	(3,100,741)	(2,434,450)

Deficit, end of the year	$(3,923,940)	$(3,761,803)	$(3,100,741)

Basic and Diluted Loss per Share	$(0.02)	$(0.07)	$(0.07)

Weighted Average Number of Shares Used
to Calculate Basic and Diluted Loss per Share	9,812,966	9,812,966	9,592,473

See accompanying notes to the consolidated financial statements.

TITAN TRADING ANALYTICS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended OCTOBER 31, 2003

	2003	2002	2001
Operating Activities
Net loss for the year	$(162,137)	$(661,062)	$(666,291)
Adjustments for:
Amortization	1,766	246,300	192,833
Foreign exchange loss (gain)	-	2,938	(4,560)
Loss on disposition of property and equipment	-	1,021	-
	(160,371)	(410,803)	(478,018)
Net changes in non-cash working capital balances:

Goods and services tax receivable	(8,319)	1,517	1,956
Prepaid expenses	-	1,934	3,542
Accounts payable and accrued liabilities	(18,034)		15,260

	(186,724)	(386,079)	(457,260)

Investing Activities
Software and systems development	-	-	(104,889)
(Purchase) sale of property and equipment	(1,776)	14,419	(17,392)

	(1,776)	14,419	(122,281)

Financing Activities
Issuance of common shares for cash	-	-	340,000
Loans and advances	188,384	-	-

	188,384	-	340,000

Foreign exchange (loss) gain on cash
held in foreign currency	-	(2,938)	4,560

Decrease in Cash and Cash Equivalents	(116)	(374,598)	(234,981)

Cash and Cash Equivalents, beginning of year	819	375,417	610,398

Cash and Cash Equivalents, end of year	$703	$819	$375,417

Cash Used in Operating Activities Includes:
Bank Charges and Interest	$1,289	$2,758	$(2,479)
Interest Received	$-	$581	$11,802

See accompanying notes to the consolidated financial statements.

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

1.

Continuing Operations

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan”or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in 2003, has a working capital deficiency of $213,012 and a capital deficiency of $208,002.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 12) obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2004, however, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in Note 11.

	a)	Consolidation – These consolidated financial statements include the accounts of the company and its inactive wholly owned subsidiary, Titan Trading Corp. All intercompany balances and transactions have been eliminated on consolidation.

	b)	Research and development - Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

	c)	Software and systems development - Software and systems development costs are amortized on a product by product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the company's products does not exceed three years.

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

2.	Significant Accounting Policies - continued

	d)	Property and equipment – Property and equipment are recorded at cost and amortized at the following annual rates:

Computer equipment - 30% declining balance

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. No such impairment losses have been identified by the Company as at October 31, 2003.

	e)	Future income taxes - The company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

	f)	Software and subscription sales - Revenue arising from software and subscription sales is recognized at the time of the sale unless the company is obligated to provide services in the future in which case a portion of the revenue is deferred until the services have been performed.

	g)	Stock based compensation plan - The Company has a stock-based compensation plan, which is described in Note 6. Under the plan, options granted to employees, officers and directors are recognized as compensation expense using the fair value method at the date of grant. Compensation expense is recognized for options granted under the plan when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. For the year ended October 31, 2003, no options were granted to employees, officers and directors and as a result, no compensation expense has been recorded.

	h)	Foreign currency translation - The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

	i)	Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

	j)	Cash and cash equivalents - Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

2.	Significant Accounting Policies - continued

	k)	Loss per share - Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

	l)	Revenue recognition – Revenue consists mainly of services provided by subscription. Revenue is recognized when services are provided and over the term of the agreement.

3.

Change in Accounting Policy

Stock based compensation - Commencing November 1, 2002, the Company adopted the new recommendations of the CICA for stock-based compensation. The new recommendations require that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or disclosure only method; however, if the disclosure only method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company applies the fair value method of accounting for all stock-based compensation awards granted. Accordingly, compensation cost is recorded in the financial statements related to its stock options plans.

4.	Property and Equipment

	October 31, 2003
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$13,776	$8,766	$5,010
Software development costs	947,877	947,877	-

	$961,653	$956,643	$5,010

	October 31, 2002
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$12,000	$7,000	$5,000
Software development costs	947,877	947,877	-

	$959,877	$954,877	$5,000

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

5.	Loans and Advances Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment.

6.	Share Capital

	Shares	Amount
Authorized
100,000,000 common shares, without par value
Issued
Balance, October 31, 2000	9,132,966	$3,375,938
Issued for cash	680,000	340,000

Balance, October 31, 2001, 2002 and 2003	9,812,966	$3,715,938

Currently, 2,850,000 common shares are held in escrow. The release from escrow is based upon the passage of time.

Stock Option Plan

Under the Company’s stock option plan, the Company may grant options to acquire common shares to directors, officers, employees and other key personnel of the Company. Under the plan, the exercise price of each option equals the market price of the Company’s stock on the date of the grant.

The Company has options outstanding under this plan as follows:

	October 31, 2003		October 31, 2002
		Weighted-Average		Weighted-Average
	Common Shares	Exercise Price	Common Shares	Exercise Price

Outstanding at
beginning of period	2,055,000	$0.29	1,755,000	$0.59

Granted	-		570,000	$0.25
Cancelled	(1,695,000)	$0.29	(270,000)	$0.61

Outstanding at
end of period	360,000	$0.25	2,055,000	$0.29

Exercisable at
end of period	360,000	$0.25	2,055,000	$0.29

During fiscal 2002, the Company undertook a share option reset pro gram whereby 1,235,000 previously issued options were repriced from $0.61 to $0.25. The effect of this repricing is reflected in the weighted average exercise price of the options currently outstanding.

As at October 31, 2002, the company had issued 680,000 common share purchase warrents with an exercise price of $0.61. During 2003, all of the common share purchase warrants expired.

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

7.	Future Income Taxes The tax effect of significant temporary differences is as follows:

	2003	2002

Operating loss carry-forwards	$1,200,000	$1,307,000
Other	-	15,000
Future income tax assets before valuation allowance	1,200,000	1,322,000
Valuation allowance	(1,200,000)	(1,322,000)
Future income tax assets	-	-

Net future income tax liabilities	$-	$-

The company has determined that realization is not more likely than not and therefore a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $3,229,000 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

2004	$248,000
2005	470,000
2006	598,000
2007	725,000
2008	586,000
2009	440,000
2010	162,000

$3,229,000

8.	Related Party Transactions Included in the consolidated financial statements are the following transactions with officers and directors and related individuals:

	2003	2002	2001

Management, consulting and administration fees	$110,586	$59,456	$64,938
Rent	$-	$5,100	$5,100
Research and development	$-	$65,409	$83,554

At October 31, 2003, $69,680 due to an officer and director is included in loans and advances.

The related party transactions are in the normal course of operations and are recorded at the exchange amount.

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

9.

Financial Instruments

The company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable, and loans and advances. It is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature.

10.	Segmented Information Substantially all of the company's software and subscription sales are to customers in the United States. All of the Company’s property and equipment is located in Canada.

11.

United States Generally Accepted Accounting Principles

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. There are no material variations between the financial position of the Company as at October 31, 2003 and 2002 and the results of operations and cash flows for the three years then ended under Canadian generally accepted accounting principles and United States generally accepted accounting principles, except as follows:

	a)	Escrow shares Under United States generally accepted accounting principles, 2,850,000 common shares held in escrow were considered contingent shares until 2002, at which time the release from escrow is based upon the passage of time. When these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense will be recognized by the Company.

	b)	Cost of sales Under United States generally accepted accounting principles, cost of sales is required to be separately disclosed. The cost of sales for software and subscription sales included in expenses is comprised of:

	2003	2002	2001
Amortization of software
development costs	$-	$224,250	$173,334
Delivery	-	1,077	877

	$-	$225,327	$174,211

c)

Loss per share

Under United States generally accepted accounting principles, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

	2003	2002	2001
Weighted average number of
shares outstanding	9,812,966	6,818,308	6,592,473

Net loss per share	$(0.02)	$(0.10)	$(0.10)

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

11.	United States Generally Accepted Accounting Principles – continued

d)

Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees or repricing stock options may give rise to a charge to income for compensation. Prior to November 1, 2002 the company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant or repricing over the option exercise price and the excess of the quoted market price at October 31, 2002 over the quoted market price at the date of repricing. Since the exercise price equalled or exceeded the quoted market price at the dates the stock options were granted or repriced and immediately prior to October 31, 2002, there was no compensation cost recognized. Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $132,000 in 2002 and $146,360 in 2001. The weighted average grant date fair market value of options granted in 2002 and 2001 was determined using the Black-Scholes option pricing model assuming a risk-free interest rate of 2.0% and 6.50%; an option life of 3.75 years and 5 years; an expected volatility of 30% and 97% and that no dividends would be paid until after the expiry date of the options.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure – an amendment of FASB Statement No. 123.” This standard provides alternate methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and requires more prominent disclosure about the method used. This statement is effective for fiscal years ending after December 15, 2002, and therefore it is effective for year ending October 31, 2003.

The Company began recording compensation expense for all stock options issued after November 1, 2002, and will continue to apply the disclosure-only provisions to stock options granted prior to November 1, 2002. This method of transition is in compliance with the provisions of SFAS No. 148. The adoption of SFAS No. 148 did not have an impact on the Company’s results of operations, financial position or cash flows, as there were no stock options granted in fiscal 2003.

For options granted prior to November 1, 2002, the estimated fair value of the options was amortized to expense over the life of the options as follows:

	2003	2002	2001
Net loss under United States generally
accepted accounting principles	$(162,137)	$(661,062)	$(666,291)

Increase in directors', officers', and
employees' compensation	-	(132,000)	(146,360)

Net loss if SFAS 123 adopted	$(162,137)	$(793,062)	$(812,651)

Basic and diluted loss per share
if SFAS 123 adopted	$(0.02)	$(0.12)	$(0.12)

TITAN TRADING ANALYTICS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at OCTOBER 31, 2003

11.	United States Generally Accepted Accounting Principles – continued

e)

Comprehensive income

SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company has no comprehensive income items, other than net loss, in any of the periods presented.

12.

Subsequent Events

Private Placement
Subsequent to year end the Company engaged in a non-brokered private placement. The placement, as amended, was for a total of $245,200 requiring the issuance of 2,452,000 units. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase an additional common share for 12 cents. TSX Venture Exchange approval of 1,240,000 units was received by letter dated March 16, 2004. The remaining 1,212,000 units represent the $90,000 participation in the placement of the Company’s President, Dr. Kenneth Powell and the $31,200 participation of his wife. Exchange approval of their participation is dependent on shareholder approval being obtained. The Company intends to seek such approval at its next annual meeting of shareholders, currently scheduled to be held April 30, 2004.

Stock Options Grant
Effective December 22, 2003 the Company issued 1,850,000 incentive stock options with a five year term and an exercise price of 10 cents per share and simultaneously cancelled 360,000 incentive stock options with an exercise price of 25 cents per share.

Letter of Intent
Subsequent to year end the Company entered into a non-binding Letter of Intent with Wolverton Securities, a BC-based brokerage firm. Further to the Letter of Intent, it is contemplated the Company will enter into a Service Agreement for the provision of securities trading software to Wolverton.

ITEM 18:    FINANCIAL STATEMENTS

See “Item 17 – Financial Statements”

ITEM 19:    EXHIBITS

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3*	Articles of Titan Trading Analytics Inc.
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
8.1	List of Subsidiaries
12.1	Section 302 Certification
13.1	Section 906 Certification

________________
* Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999.

SIGNATURES

                    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TITAN TRADING ANALYTICS INC.

Dated: May 26, 2004

By:	/s/ Ken Powell
Dr. Kenneth W. Powell, President and Chief
Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3*	Articles of Titan Trading Analytics Inc.
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
8.1	List of Subsidiaries
12.1	Section 302 Certification
13.1	Section 906 Certification

________________
* Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999.