Form 20-F
period 2004-12-31
TITAN TRADING ANALYTICS INC
filed 2005-05-17
CIK 1076639

20-F 1 form20f.htm ANNUAL REPORT FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number: 000-25289

TITAN TRADING ANALYTICS INC.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

751, 815 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 3P2
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

None
(Title of Class)

The number of common shares outstanding as of October 31, 2004: 13,024,965

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

 Item 18  ☐

TABLE OF CONTENTS

Titan Trading Analytics Inc.
Form 20-F Annual Report

ITEM 10:	ADDITIONAL INFORMATION	28
A.	Share Capital	28
B.	Articles of Incorporation	28
C.	Material Contracts	29
D.	Exchange Controls	29
E.	Taxation	29
F.	Dividends and Paying Agents	38
G.	Statement by Expert	39
H.	Documents on Display	39
I.	Subsidiary Information	39
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39
ITEM 12:	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	39

PART II		40
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	40
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	40

ITEM 15:	CONTROLS AND PROCEDURES	40
A.	Disclosure Controls and Procedures	40
B.	Changes in Internal Control Over Financial Reporting	40
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	40
ITEM 16B:	CODE OF ETHICS	40
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	40
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	41
ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES	42
PART III		43
ITEM 17:	FINANCIAL STATEMENTS	43
ITEM 18:	FINANCIAL STATEMENTS	66
ITEM 19:	EXHIBITS	67

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

	Year Ended October 31,

	2004	2003	2002	2001	2000

Average for Period	0.7634	0.6880	0.6354	0.6513	0.6792

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March
	2004	2004	2004	2005	2005	2005
High for the Month	0.8201	0.8493	0.8435	0.8346	0.8134	0.8322
Low for the Month	0.7858	0.8155	0.8080	0.8051	0.7961	0.8024

As of May 10, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8082 (US$1.00 = CDN$1.2373).

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:    KEY INFORMATION

A.            Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2004, 2003, 2002, 2001, and 2000. We derived all figures from our financial statements, which were audited by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 12 to our audited financial statements.

SUMMARY OF FINANCIAL DATA

	FISCAL YEAR ENDED:
	OCT 31, 2004	OCT 31, 2003	OCT 31, 2002	OCT 31, 2001	OCT 31, 2000
REVENUE	-	-	$44,935	$52,696	$40,849
EXPENSES	$457,589	$162,137	$705,997	$718,987	$701,179
INTEREST/OTHER INCOME	-	-	$581	$11,802	$15,605
NET LOSS FOR YEAR CDN GAAP	$457,589	$162,137	$661,062	$666,291	$659,069
NET LOSS FOR YEAR US GAAP	$457,589	$162,137	$661,062	$666,291	$659,069
NET LOSS PER SHARE CDN GAAP	($0.04)	($0.02)	($0.07)	($0.07)	($0.07)
NET LOSS PER SHARE US GAAP	($0.04)	($0.02)	($0.10)	($0.10)	($0.11)
NET WORKING CAPITAL	($324,246)	($213,012)	($50,865)	$348,457	$604,196
TOTAL ASSETS CDN GAAP	$93,453	$16,328	$8,115	$647,904	$958,935
TOTAL ASSETS US GAAP	$93,453	$16,328	$8,115	$647,904	$958,935
NET ASSETS	($305,191)	($208,002)	($45,865)	$615,197	$941,488
CAPITAL STOCK	$3,948,594	$3,715,938	$3,715,938	$3,715,938	$3,375,938
SHARES OUTSTANDING	13,024,965	9,812,966	9,812,966	9,812,966	9,132,966
LONG-TERM OBLIGATIONS	NIL	NIL	NIL	NIL	NIL

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

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The risk factors set forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement we make. All material risk factors known to us are discussed below, however, note that unknown factors, not discussed in this filing, could also have a material adverse effect on our actual financial and other results.

We have had a history of losses and there is a likelihood of continuing operating losses.

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2004 is $4,381,529. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2004, we had no cash and receivables totaling $74,398.

We will need additional financing to fund our operations in the future. There can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail our operations.

Certain of our software are licensed by us and we may encounter difficulties in acquiring the rights to such software.

Our business plan is currently based on the exploitation of certain automated trade selection and order entry software (the “Technology”) to which we hold an exclusive use license and a third-party revenue interest from Cignal Technologies LLC, a Rhode Island limited liability company owned and operated by Mr.  Philip Carrozza (“Cignal”), a director and officer of Titan, who has an option to acquire from the Company up to 3.2% of our common shares, and who has developed an automated trading platform using and further developing the Technology.

We rely upon Cignal’s continued licensing of the TOPS Technology to us. The interest of Cignal may differ from ours and yours and Cignal could violate our agreement with them by, among other things, failing to continue to license to us in the jurisdictions we currently hold the rights to the sale and distribution of the TOPS technology.

If Cignal violates our agreement with them, we may have to resort to litigation to enforce our rights. The litigation could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs.

We are currently negotiating with Mr. Carrozza for the transfer of all of his rights to the TOPS Technology to us. If such negotiations are successfully completed, we will likely be required to issue a significant number of our common shares to him as consideration for his interest in the TOPS Technology. Until such time as these negotiations are completed, we will likely encounter difficulty in marketing the TOPS Technology to third parties as well as raising significant additional funds from outside investors. Furthermore, we are dependent upon the expertise of Mr. Carrozza with respect to operating and utilizing the TOPS Technology. There can be no assurance that we will be able to successfully negotiate the transfer of the TOPS Technology or that the terms of such transfer will be favorable to us.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of May 10, 2005. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

We are in an early stage of development and there is no assurance of market acceptance of our software.

Our revenue model is to exploit automated trade selection and order entry software in which we own certain rights, as well as our wholly owned trading analytics software, as follows:

•

by establishing a profitable trading operation; and/or

•

by licensing software and providing support services to third parties.

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

We depend on key personnel.

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Officer, Mr. Gossland, and our Director of U.S. Trading Operations, Mr. Carrozza, for the success of our intended business plan. We do not have formal employment agreements with either Mr. Gossland or Mr. Carrozza. The loss of their services would have a materially adverse effect upon our future operating profits and prospects.

We do not have experienced sales staff or marketing personnel.

We do not have experienced sales staff or marketing personnel to promote the product. We plan to market our software and services through direct sales efforts and word-of-mouth. We do not presently have in-house staffing of experienced sales and marketing personnel. There can be no assurance that we will be able to attract and retain the necessary personnel as and when required. We may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that we will be able to establish or maintain these channels cost effectively.

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

Our wholly owned subsidiary may not be able to raise sufficient funds.

On January 19, 2005, we established our wholly owned subsidiary, Titan Trading GP Inc. under the laws of the province of Alberta (“Titan GP”). Titan GP is the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a Limited Partnership formed on February 14, 2005 under the laws of the province of Alberta. It is Titan GP’s responsibility, as the general partner of TTLP1, to manage its operations which will consist of raising financing by admitting limited partners to TTLP1 and using such financing to make trades employing our TOPS software and the N1 Expert System. The profits from this proposed trading activity will be distributed among Titan GP and the limited partners based on terms and conditions which are common for equity funds. We cannot assure you that Titan GP will be able to manage successful fund raising for TTPL1 and the failure to raise sufficient funding on a timely basis could cause TTLP1 to reduce or terminate its proposed plan of business. Even if sufficient funds are raised, there are no assurances that Titan GP will be able to manage TTLP1 to make a return for its limited partners.

Our intellectual property may not be appropriately protected and we may be infringing upon the proprietary rights of third parties.

With the exception of Mr. Carrozza, we have not entered into agreements with any of our employees where such individuals have agreed to assign to us their proprietary rights to inventions or improvements to our products while employed by us, and no employee has entered into any form of non-competition agreement with us. If certain of our employees were to terminate their employment with us and compete directly against us, our business, results of operations and prospects would be significantly adversely affected.

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

During the 2004 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.08 to $0.26.

Our stock is ‘thinly-traded’ meaning that the number of persons interested in purchasing our common stock at or near ask prices may be relatively small.

Titan common stock is “thinly-traded” on the Over-the-Counter Bulletin Board, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that Titan is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if Titan came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven development stage company such as Titan or purchase or recommend the purchase of Titan’s shares until such time as it became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our common stock is minimal or non-existent. We cannot give any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give no assurance that holders of our common stock will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

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

We are incorporated under the laws of Alberta, Canada and, all of our directors and officers, with the exception of Mr. Carrozza, are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Our U.S. shareholders may face adverse tax consequences resulting from our PFIC status.

We believe that we qualify as a passive foreign investment Company (“PFIC”) for the fiscal year ended October 31, 2004, and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

ITEM 4:    INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), on November 30, 1993 under the name “KBK No. 24 Ventures Ltd.” We changed our name to “Titan Trading Analytics Inc.” by filing of an amendment to our Articles on November 14, 1994. We continued the Company under the Business Corporations Act (Alberta) on April 26, 2005. Our registered and records office is located at 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2. Our telephone number is (403) 543-2185.

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

Titan also has a wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a Limited Partnership formed on February 14, 2005 under the laws of Alberta. TTLP1 is a fund which is currently raising financing by offering limited partnership interests. Titan GP will receive a management fee and a share in the distributions and the carried interest with the limited partners which are common for equity funds. The purpose of TTLP1 is to raise financing and then trade the funds using our Titan Order Processing Software (“TOPS”) and the N1 Expert System software.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2004	2003	2002
Purchase (sale) of property and equipment	$18,292	$1,776	($14,419)

There are no principal capital expenditures currently in progress or anticipated.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies’ shares during the last or in the current financial year.

B.            Business Overview

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993. Beginning in 1994 and continuing through 1995, Titan was generally focused on the development of initial software products and therefore conducted few trading or trade-testing activities. From 1996 through to 2002, Titan developed several software trading products including:  (a) currency trading signals via fax, (b) VirtualTrader, a discretionary training and testing software, (c) the “Big Board” trading model, a proprietary setup of indicators and trading screens for discretionary trading, (d) Titan Market Commentary, a web-based stock commentary subscription service, and (e) Titan Market Watch, a web-based stock trading presentation package. In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (“Cignal”) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations. The Company did not have any revenues in 2003 and 2004 and had revenues of $44,935 in 2002.

Pursuant to an agreement dated June 6, 2003, Cignal agreed to provide an exclusive 99-year license to the Company of the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company is required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option over additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the license agreement was not terminated within the required time periods.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations. Mr. Carrozza is a registered broker in the state of Florida, and has eighteen years experience and is the chief trading architect behind the Company’s trading logic for Titan’s Order Processing Software (TOPS). The Company intends to establish a presence in the United States which we expect will facilitate the Company’s business objectives and enable the Company to introduce TOPS to the trading community. The office also provides a training location for Titan’s future business partners.

Titan currently has two distinct trading software products to offer its customers, each of which presents our Company with a potential source of sales and revenues. These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems. Neural networks constitute an AI-based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans. The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules. This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system, are capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looking for the pre-defined patterns of movement in price, volume, and time. When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the Internet to trade execution engines, currently RediPlus and RealTick. The software can operate in simulation mode, where no orders are actually placed, in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, where orders are executed without any operator intervention.

Titan holds an exclusive use license and a third-party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2004. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States.  Once Titan is generating revenue in these areas it is intended that the business be expanded to Europe and the Far East. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-timeframe analysis the way Titan does and none would deliver signals generated by the same algorithm.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

We presently have no cash on hand. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

Marketing and Sales Strategy

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors. Sales will be conducted by direct selling and referrals. The selling proposition is that the software and service improves trading results in two ways:  (1) on the basis that the trading behaviour of the system is modelled after the trading behaviour of an experienced human trader who has shown profitable trading results over time; and (2) the software delivers more of such trading signals per unit time for a trader to review and act upon than would be possible if the trader were acting without the benefit of the software. During 2004 the Company began beta testing and trading in a third party account, in the name of Thomas Kreilein. Mr. Kreilein is a shareholder of Titan. In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations, began trading an account for the same third party using the Technology. As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results. It is the Company’s intention to use this trading performance to attract paying clients.

The main focus for 2005 will be to market and license to other trading firms, and utilize for the Company’s trading operations, the Company’s stock market timing software and the Technology. The Company has also formed TTLP1 as a Limited Partnership which will raise funds in order for it to use our automated trading programs to make trades with the raised funds.

Principal Products and Services

The main focus of our present business plan is to market and license, or utilize for our own trading operations, stock market timing software and the Technology. In order to effectively execute on our business plan, we will likely be required to acquire the Technology. Negotiations to acquire the Technology are ongoing.

Our N1Expert stock market timing software relies upon the application of artificial intelligence (“AI”) to stock index trading, using a neural network and an expert system. The N1Expert has been used to trade a third party account (Thomas Kreilein) since April 8, 2003 and has generated a profit of approximately US $110,000 on a US $150,000 initial investment. We are preparing deployment of this trading system on additional accounts as soon as final arrangements can be made.

The automated trading platform, for which we have certain rights to pursuant to license from Cignal, may be conceptually divided into two parts:

•

trading system software; and

•

automatic order execution software.

These parts when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.  The additional components are the third party applications of TradeStation and either RediPlus or RealTick. TradeStation is a third party analytical framework, much like Excel is a third party analytical framework, but TradeStation is designed for real-time traders. RediPlus and RealTick are trading programs that expose Active X Automation to programs such as TOPS to permit automated trade execution.

The trading system software controls the trading decisions by monitoring the data arriving from the real-time data feed and looking for predefined patterns of movement in price, volume and time. When a particular pattern is found, a trading signal is generated.

The automatic order execution software (TOPS) is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the Internet to trade execution engines.  Currently the execution engines we use are RediPlus and RealTick. The software can operate in simulation mode, where no orders are actually placed, in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, where orders are executed without any operator intervention.

Version 1 of our automatic order execution software is now completed and is undergoing adjustments to its operating configuration.

TOPS is the subject of a licensing arrangement with Cignal Technologies described below. N1Expert is wholly owned by Titan.

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

Pursuant to an agreement dated June 6, 2003, Cignal agreed to provide an exclusive 99-year license to the Company of the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company is required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option over additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the license agreement was not terminated within the required time periods.

 Trading and Testing Activities

Beginning in 1994 and continuing through 1995, we were generally focused on the initial development of our software products and, therefore, did few trading or trade testing activities. In 1996 through 2002, we developed several products: (1) the VirtualTrader software – discretionary training and testing software; (2) the “Big-Board” trading method – a setup of indicators and trading screens for discretionary trading; (3) Titan Market Commentary – a web-based stock commentary subscription service; and (4) Titan Market Watch – a web-based stock charting presentation package. However, none of these products are currently offered for sale or license. Commencing in 2003, we began testing our market timing software and the automated trading software to which we obtained certain rights via our June 2003 license agreement with Cignal. N1 Expert, which was originally developed in 1995, was revived and improved upon for use in Titan’s overall trading activities.

The N1Expert model has been trading since April 2003, and TOPS is a test account originally funded by Mr. Thomas Kreilein.

The Company expended all of its efforts in 2004 towards developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. On February 22, 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities. This TOPS trading platform has been used by Mr. Carrozza, at the Company’s US trading office. On December 15, 2004, the Company began trading in its own account and over a sixty day period had an annualized return of 116%. These results were obtained in the TOPS account. It was originally funded by Mr. Thomas Kreilein for the purpose of developing and testing the TOPS software. These results refer specifically to a test period of 60 days starting December 15, 2004.

Titan also has a wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a Limited Partnership formed on February 14, 2005 under the laws of Alberta. TTLP1 is a fund which is currently raising financing by offering limited partnership interests. Titan GP will receive a management fee and a share in the distributions and the carried interest with the limited partners which are common for equity funds. The purpose of TTLP1 is to raise financing and then trade the funds using our Titan Order Processing Software (“TOPS”) and the N1 Expert System software.

Status of New Products or Services

Titan is constantly refining its trading software to maintain its integrity and marketability. As a result, we will be continuing to incur development costs. Subject to available financing, we anticipate spending approximately $240,000 over the next year on our development efforts. No new products, however, other than those described in this annual report, have been announced to the public.

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

Our principal competitive advantage lies in the unique multi-timeframe system logic comprising the core of the Technology. Although similar analysis can be done by a properly trained human trader, once automated, a computer can find a much larger number of signals and execute them more efficiently. Management is not aware of any competitors using the same or similar software logic. A second advantage is that we utilize low cost order execution platforms without high start-up or ongoing monthly operational costs.

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

The market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low-cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain.

Management and Employees

We do not have employees other than our directors, officers and consultants.

Our President and Chief Executive Officer, Dr. Kenneth W. Powell, devotes approximately 10% of his business time to our affairs. We also retain Michael Gossland, our Secretary and Chief Technology Officer, to provide software development services on a full-time month-to-month basis. He may cease providing such services to us without notice. Margo Kaufmann of Edmonton, Alberta was appointed Chief Financial Officer of our Company on March 30, 2005. Titan has not entered into any consulting or management agreements with Dr. Powell, Mr. Gossland, or Ms. Kaufmann.

Government Regulation

To date, governmental regulations have not materially restricted the use or expansion of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain is changing. Some of the new and existing laws which may affect our operations are in the areas of:

•

Sales and other taxes;

•

User privacy;

•

Pricing controls;

•

Characteristics and quality of products and services;

•

Consumer protection;

•

Cross-border commerce;

•

Libel and defamation;

•

Copyright, trademark and patent infringement; and

•

Other claims based on the nature and content of Internet materials.

These new and existing laws may impact our ability to market our products and services offered on our website in accordance with our business plans.

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

If we are successful raising funds and begin trading operations with these funds, we may fall under the provisions of the Investment Company Act of 1940 and other United States and Canada rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the fiscal year ended October 31, 2004 and October 31, 2003, and our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for either of the fiscal years ended October 31, 2002 or October 31, 2001. Based upon the information available to us, we believe that most of our customers were located in the United States during the fiscal years ended October 31, 2002 and October 31, 2001.

C.            Organizational Structure

We have two wholly owned subsidiaries, Titan Trading Corp., a corporation formed under the laws of the province of British Columbia, Canada and Titan Trading GP Inc., a corporation formed under the laws of Alberta and extra-provincially registered in British Columbia, the general partner for Titan Trading Limited Partnership 1, a Limited Partnership recently formed under the laws of Alberta. Titan Trading GP Inc. and Titan Trading Limited Partnership 1 were formed subsequent to 2004 year-end.

D.            Property, Plants and Equipment

We utilize about 650 square feet of office space in Edmonton, Alberta and Boca Raton, Florida. We have rent obligations of $2,400.00 per month. Our office expenses total approximately $5,000.00 per month. With the exception of computer equipment located in Edmonton, Alberta, Nanaimo, British Columbia,  Boca Raton, Florida and the U.K., we currently do not have any property, plant or equipment located elsewhere.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited financial statements and related notes accompanying this annual report. They have been prepared in accordance with Canadian generally accepted accounting principles. Reference should be made to Note 12 to our audited financial statements which provide reconciliation to U.S. generally accepted accounting principles.

Critical Accounting Policies

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Research and Development Costs

All research and development costs are expensed as incurred except those that qualify under the Financial Accounting Standards Board Statement (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product’s commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Stock-based Compensation Plan

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation”, regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.

The Company has a stock-based compensation plan, which is further described in note 6 to the Company’s consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

A.

Results of Operations

Fiscal Year Ended October 31, 2004 Compared to Fiscal Year Ended October 31, 2003

We incurred a net loss of $457,589 for the twelve-month period ended October 31, 2004, as compared to a net loss of $162,137 for the comparative period of 2003. The increase in net loss in the 2004 fiscal year reflected an increase in research and development costs relating to further development of the software trading programs and increased professional fees relating to new financial reporting requirements for multi-jurisdiction filings and accounting fees.

During 2004, the Company focused on the further development of the software trading programs, re-writing code in preparation for the commencement of beta testing and trading in a third party account with its trading software.  Research and development increased by $139, 488 over the prior year, in comparison to $86,415 for the year ended October 31, 2002.

Professional fees increased significantly with new financial reporting requirements for the multi-jurisdiction filings.  The Company retained an accounting firm, rather than an in-house accountant to prepare the yearly financial statements in 2004.  Professional fees for the year ending October 31, 2004 were $120,299, in comparison to $25,244 for the same period ending October 31, 2003 and $27,802 for 2002.

Amortization expense for the year ended October 31, 2004 was $4,247, in comparison to $1,766 for 2003, and $246,300 for the year ended October 31, 2002.

In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, Director of US Trading Operations, began trading an account for the same third party using the Technology. As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the financial results. It is the Company’s intention to use this trading performance to attract paying clients.

The Company has not experienced any large fluctuations from quarter to quarter during 2004.

During 2003, the Company was restructuring and had very limited overhead in 2004.  All general and administrative expenses increased due to the increased activity on the development of the trading software programs.

Mr. Robert Roddick was appointed to the Board of Directors on November 29, 2004 and Ms. Margo Kaufmann was appointed Chief Financial Officer for our Company on March 30, 2005.

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

As at October 31, 2004, we had no cash and receivables of $74,398 as compared to $11,318 at our prior fiscal year end.

During 2004, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

On March 16, 2004, the Company issued 1,240,000 common shares and 1,240,000 detachable warrants for proceeds of $124,000.  Of the net proceeds, $64,000 and $60,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

On August 30, 2004, the Company issued 1,212,000 common shares and 1,212,000 detachable warrants for proceeds of $121,000.  Of the net proceeds, $39,000 and $82,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

On October 22, 2004, the Company issued 759,999 common shares and 759,999 detachable warrants for proceeds of $114,000.  Of the net proceeds, $96,000 and $18,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.20, are immediately exercisable and expire on October 22, 2005.

On November 30, 2004, the Company completed a private placement for an aggregate amount of $204,550.  1,363,667 units were issued at $0.15 per unit, which were comprised of one common share and one common share purchase warrant exercisable at $0.20 in year one, and $0.25 in year two, and expiring on November 30, 2006.  Dr. Powell subscribed for 400,000 units of the placement.

In January 2005, the Company completed a shares for debt settlement transaction with an arm’s length party and a related party.  The total debt extinguished was $209,809, of which $89,104 was comprised of loans and advances from Dr. Powell, an officer and director of the Company.  The common shares in the capital of the Company were issued at a deemed price of $0.12.   Dr. Powell was issued 742,533 common shares.

On February 14, 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.20 in year one and $0.25 in year two, and expiring on February 14, 2007.  Dr. Powell subscribed for 300,000 units and Mr. Roddick subscribed for 66,667 units of the placement.

In February and March 2005, the Company completed two closings of a private placement offering in an amount of CDN $120,000 (US $100,000).  The units had a subscription price of $0.12 Canadian ($0.10 US) per unit.  Each unit consisted of one common share and one half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 US) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

In order to fund operations for the next 12-month period, the directors are confident that sufficient funds will be raised through private placements. As at the date of this filing, we are working to close a private placement of US$195,000 by the end of May2005, and upon completion of our business plan expect to raise additional funds to support the current and future operations over a longer period. Our continuation as a going concern is dependent upon our ability to obtain equity capital and financing for working capital requirements. We have incurred significant operating losses to date and we cannot predict if ever we will earn operating income. As a result, there can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail our operations. In the event that future financings are not available at terms acceptable to us, the Company believes it has sufficient funds to continue for the next twelve months with a significant reduction in operations.

C.            Research and Development, Patents and Licenses, etc.

For a description of our research and development activities, please see “Item 4.B. – Business Overview”.

D.            Trend Information

With the exception of the information disclosed in “Item 3.D. – Risk Factors”, we do not know of any trends or uncertainties that are likely to have a material effect on the Company or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.            Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.            Tabular Disclosure of Contractual Obligations

We currently have no contractual obligations that require disclosure under this Item 5.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

As of October 31, 2004, our directors were as follows:

Name of Director	Age
Dr. Ken Powell	60
Michael Gossland	50
Philip S. Carrozza	43

In December 2004, the Company announced Mr. Robert Roddick joined the Board of Directors, and on April 22, 2005, Mr. Richard Sharples was elected to the Board of Directors at the Annual and Special Meeting of Shareholders.

As of October 31, 2004, our executive officers were as follows:

Executive Officers	Age	Office
Dr. Kenneth W. Powell	60	President and Chief Executive Officer
Michael Gossland	50	Secretary and Chief Technology Officer

In March 2005, Ms. Margo Kaufmann was appointed Chief Financial Officer of the Company.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Kenneth W. Powell, DDS, B.Sc., is a graduate of the University of Alberta, holding Bachelor of Science (1966) and Doctor of Dentistry (1970) degrees. Since 1970, he has been a self-employed dentist with a dental practice in the Edmonton, Alberta area. Since December 2002, Dr. Powell has acted as President, Chief Executive Officer and a director of our Company, as well as Chief Executive Officer of Firestone Ventures Inc., a junior mining exploration Company that is reporting in British Columbia and Alberta and trades on the TSX Venture Exchange.

Michael Gossland, M.Sc., P.Eng., is our Chief Technology Officer, Secretary and a director. Mr. Gossland has held such positions since 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his Master of Science degree from the University of Saskatchewan in 1978. In 1979, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario). From 1986 to 1991, Mr. Gossland was Software Project Manager for Sciex, a division of MDS Health Group Inc. of Toronto, Ontario. In 2004, he joined APEG of BC and transferred his Professional Engineering License from Ontario to British Columbia.

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

Robert F. Roddick, Q.C. has been a partner with Roddick, Scott & Johnson, Barristers and Solicitors, for over five years.

Richard J. Sharples, former partner and manager of a large furniture store in Terrace, British Columbia, and President of Hetake Holdings Ltd. for over five years.

Margo Kaufmann, President M. Kaufmann & Associates Inc. for over five years.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors or officers.

B.            Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2004.

In the most recently completed financial year, the Company paid no cash compensation (including salaries, director’s fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

On December 22, 2003, options with an exercise price of $0.10 and an expiry date of December 22, 2008 were granted to the following directors:

•

Mr. Michael Gossland – 500,000 options

•

Mr. Philip Carrozza – 500,000 options

•

Dr. Kenneth Powell – 400,000 options

C.            Board Practices

Dr. Powell, Mr. Gossland and Mr. Carrozza have acted as our directors since December 23, 2002, September 15, 1995, and June 6, 2003, respectively. All such individuals were re-elected as directors at our annual general meeting of shareholders held on April 30, 2004. Mr. Roddick was appointed a director subsequent to year end on November 29, 2004, and Mr. Sharples was elected as a director at our Annual and Special Meeting of Shareholders held on April 22, 2005.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election, or their earlier resignation or removal. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

No directors or officers have service contracts with us, nor are they entitled to any termination benefits.

As of May 10, 2005, our audit committee was comprised of Mr. Gossland, Mr. Roddick and Mr. Sharples. Mr. Roddick was appointed a Director of the Company and member of the Audit Committee on November 29, 2004. Mr. Sharples was appointed a Director of the Company and member of the Audit Committee on April 22, 2005.

The audit committee is responsible for, among other things, monitoring the integrity and adequacy of our financial information, and for recommending to our board of directors their selection of independent auditors for us.

The Audit Committee of the Company currently consists of Messrs. Gossland, Sharples, and Roddick.  Mr. Roddick and Mr. Sharples are independent members of the audit committee, and all members are financially literate.  Mr. Roddick has been designated a financial expert.

In particular, the Committee:

a)

examines and approves the objectives, co-ordination and scope of audits, including the overall audit plans of the external auditors, the duties and responsibilities of the external auditors and the timing and estimated budgets of the annual audits;

b)

reviews the findings of the external audits and management’s response thereto and follow-up on any identified issues;

c)

provides a channel of communication between the external auditors and the board of directors and meets separately on a regular basis with the external auditors and senior management to discuss and review specific issues as appropriate;

d)

reviews the independence of the external auditors, including the impact of any non-audit services performed for the Corporation by the auditors or any affiliate thereof on such independence, while ensuring that there is an effective working relationship between the external auditors and management;

e)

approves the fees proposed by external auditors;

f)

makes recommendations to the board of directors as to the re-appointment or appointment of the external auditors of the Corporation and review the terms of the engagement.  If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and inquire as to the qualifications of the proposed auditors before making its recommendation to the board of directors;

g)

reviews the annual financial statements of the Corporation together with the notes thereto, the interim financial statements, any prospectus and any other disclosure documents or regulatory filings containing or accompanying financial information of the Corporation;

h)

reviews any changes in accounting practices or policies and the financial impact thereof and reviews any accruals, provisions, estimates or management programs and policies that may have a significant effect upon the financial statements of the Corporation;

i)

reviews the findings or comments of any regulatory agencies concerning financial information of the Corporation;

j)

reviews with management, the external auditors and internal and/or external legal counsel any claim or contingency that could have significant effect upon the financial condition or results of operations of the Corporation, the manner in which such claim or contingency is being managed and the manner in which it has been disclosed in the financial statements of the Corporation;

k)

reviews the proposed appointments of the key financial executives involved in the financial reporting process of the Corporation, including particularly the chief financial officer;

l)

receives and reviews periodic reports on the nature and extent of compliance with requirements regarding statutory deductions and remittances, the nature and extent of any non-compliance together with the reasons therefore and the Corporation’s plan and timetable to correct any deficiencies;

m)

reviews the policies and practices of the Corporation respecting cash management, use of financial derivatives, financing, credit, risk management and taxation;

n)

reviews all significant financing strategies or policies or proposed financing arrangements presented by management and reviews with management the financing plans and objectives of the Corporation;

o)

reviews arrangements of the Corporation and its subsidiaries with any related party thereto and management’s program to monitor compliance with proper business conduct; and

p)

reviews and/or approves any other matter specifically delegated to the Committee by the board of directors and undertakes on behalf of the board of directors such other activities as may be necessary or desirable in discharging its responsibilities to oversee the financial reporting process and to ensure with the assistance of the external auditors that proper accounting principles are being followed, that the total audit coverage of the Corporation is satisfactory and that adequate systems of internal controls have been implemented by the Corporation and are being effectively administered.

We have not appointed a remuneration committee.

D.            Employees

We do not have any employees other than our directors and officers and consultants. Therefore, we currently have six (6) employees. With the exception of Mr. Carrozza, who is located in the United States, all of our employees are located in Canada.

E.            Share Ownership

As of May 10, 2005, we had 18,920,373 common shares issued and outstanding. As of May 10, 2005, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	8,088,503(1)	38.7%
Michael Gossland	1,715,093(2)	8.7%
Philip S. Carrozza	620,000(3)(4)	3.2%
Robert F. Roddick	341,668(5)	1.8%
Margo Kaufmann	200,000(6)	1.1%
Richard Sharples	Nil	0.0%
All officers and directors as a group	10,965,264(7)	53.5%

Notes:

 (1)    Includes (A) 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010; (C) 900,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006; (D) 400,000 common shares underlying warrants that are exercisable any time after March 31, 2005 at an exercise price of Cdn$0.20 per common share until November 30, 2005 and then at $0.25 until November 30, 2006; (E) 300,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007; (F) 1,400,070 common shares held in escrow in TTN Escrow Capital Corp.; (G) 67,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (H) 50,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (J) 67,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (K) 50,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell;  (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (J) 1,286,600 common shares that are held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (K) 312,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (L) 70,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.20 per common share and expire on October 22, 2005, held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; and (M) 200,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell.

(2)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010; (D) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006; (E) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; (F) 367,500 common shares held by Sybille Gossland, the wife of Mr. Gossland, that are deemed to be beneficially owned by Mr. Gossland; and (G) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006 held by Sybille Gossland, the wife of Mr. Gossland, that are deemed to be beneficially owned by Mr. Gossland.

 (3)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; and (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010.

(4)

Pursuant to a letter agreement dated June 3, 2003, Mr. Carrozza is entitled to 1,050,000 common shares owned by Mr. Thomas Kreilein and Dr. Powell that are to be transferred by Mr. Kreilein and Dr. Powell on May 31, 2005.

(5)

Includes (A) 50,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010; and (B) 25,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010; (C) 66,667 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.20 per common share and expire on October 22, 2005; and (D) 66,667 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007.

(6)

Includes (A) 15,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010; and (B) 185,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010.

(7) This amount does not reflect the common shares that have yet to be transferred to Mr. Carrozza as described in note (4) above.

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

As of May 10, 2005, we had 18,920,373 common shares issued and outstanding. As of May 10, 2005, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	8,088,503(1)	38.7%
Michael Gossland	1,715,093(2)	8.7%
TTN Escrow Capital Corp.	2,100,000(3)	11.2%
Karen Powell	1,868,600(4)	9.58%

 Notes:

(1)     Includes (A) 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010; and (C) 900,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006; (D) 400,000 common shares underlying warrants that are exercisable any time after March 31, 2005 at an exercise price of Cdn$0.20 per common share until

November 30, 2005 and then at $0.25 until November 30, 2006; (E) 300,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007; (F) 1,400,070 common shares held in escrow in TTN Escrow Capital Corp.; (G) 67,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (H) 50,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (J) 67,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (K) 50,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell;  (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (J) 1,286,600 common shares that are held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (K) 312,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (L) 70,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.20 per common share and expire on October 22, 2005, held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; and (M) 200,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell.

(2)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010; (D) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006; (E) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; (F) 367,500 common shares held by Sybille Gossland, the wife of Mr. Gossland, that are deemed to be beneficially owned by Mr. Gossland; and (G) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006 held by Sybille Gossland, the wife of Mr. Gossland, that are deemed to be beneficially owned by Mr. Gossland.

(3)

TTN Escrow Capital Corp. is legally and beneficially owned two-thirds (2/3) by Dr. Ken Powell and one-third (1/3) by Mr. Thomas Kreilein.

(4)

Includes (A) 312,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006; (B) 70,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.20 per common share and expire on October 22, 2005; and (C) 200,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007.

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares without par value.

Each of our issued common shares entitles the holder to one vote in a general meeting of shareholders. There are no disproportionate or weighted voting privileges. Our significant shareholders do not have different voting privileges as compared to our other shareholders.

The preferred shares, which as a class, may from time to time be issued in one or more series, and the directors may fix from time to time before such issue, the number of preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares including, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  The preferred shares are non-voting.

Of our 225 registered shareholders as at March 14, 2005, 220 were Canadian residents representing 3,598,733 common shares or 19.2% of our 18,790,373 issued and outstanding common shares as of that date.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements known to us, the operation of which at a subsequent date, may result in a change in our control.

B.            Related Party Transactions

The related party transactions are in the normal course of operations and are recorded at the exchange amount.

Pursuant to an agreement dated June 6, 2003, Cignal, which is owned and operated by a director and officer of the Company, Mr.  Philip Carrozza,  agreed to provide an exclusive 99-year license to the Company for the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company is required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option over additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the license agreement was not terminated within the required time periods.

On November 4, 2004, the Company entered into a transaction to purchase the TOPS Technology from Cignal and paid Mr. Carrozza an amount of $62,335. However, the transaction was not completed and the paid amount was classified as a receivable. If the transaction is not restructured or is otherwise not completed in the near-term, the amount will be repaid to the Company.

As previously disclosed, an amount of $103,256 was due and payable by the Company to a shareholder, director, and officer of the Company.  The amount was unsecured and had no established repayment terms.  In January 2005, $89,104 of the debt was settled, with the issuance of 742,533 common shares of the Company at a deemed price of $0.12.

Management fees and research and development costs of $200,520 (2003 - $110,586) were paid to officers and directors of the Company during 2004.

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

We have never paid any dividends and any earnings in the foreseeable future will be re-invested in our development. Under the Business Corporations Act (Alberta), the directors of a Company who vote for, or consent to, a resolution authorizing the payment of a dividend if a Company is insolvent or the payment renders the Company insolvent are jointly and severally liable to the Company to restore to the Company any loss or damage suffered by the Company as a result.

B.            Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than those disclosed previously, see “Item 5.B. – Liquidity and Capital Resources”.

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

Period	High	Low

Fiscal Year

November 1, 1999 to October 31, 2000	$4.25	$0.61
November 1, 2000 to October 31, 2001	$1.20	$0.20
November 1, 2001 to October 31, 2002	$0.32	$0.03
November 1, 2002 to October 31, 2003	$0.22	$0.02
November 1, 2003 to October 31, 2004	$0.26	$0.08

Fiscal Quarter

November 2002 to January 2003	$0.18	$0.02
February 2003 to April 2003	$0.15	$0.06
May 2003 to July 2003	$0.16	$0.04
August 2003 to October 2003	$0.22	$0.05
November 2003 to January 2004	$0.15	$0.08
February 2004 to April 2004	$0.185	$0.11
May 2004 to July 2004	$0.26	$0.15
August 2004 to October 2004	$0.18	$0.105
November 2004 to January 2005	$0.145	$0.085
February 2005 to April 2005	$0.44	$0.145

Month

October 2004	$0.15	$0.105
November 2004	$0.145	$0.10
December 2004	$0.11	$0.085
January 2005	$0.13	$0.10
February 2005	$0.365	$0.145
March 2005	$0.44	$0.245
April 2005	$0.38	$0.22

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board:

Period	High	Low

Fiscal Year

January 12, 2000 to October 31, 2000	$2.83	$0.53
November 1, 2000 to October 31, 2001	$0.875	$0.13
November 1, 2001 to October 31, 2002	$0.25	$0.02
November 1, 2002 to October 31, 2003	$0.15	$0.01
November 1, 2003 to October 31, 2004	$0.15	$0.06

Fiscal Quarter

November 2002 to January 2003	$0.10	$0.01
February 2003 to April 2003	$0.06	$0.01
May 2003 to July 2003	$0.12	$0.03
August 2003 to October 2003	$0.15	$0.03
November 2003 to January 2004	$0.15	$0.06
February 2004 to April 2004	$0.14	$0.06
May 2004 to July 2004	$0.15	$0.08
August 2004 to October 2004	$0.15	$0.13
November 2004 to January 2005	$0.08	$0.06
February 2005 to April 2005	$0.48	$0.06

Month	High	Low
October 2004	$0.13	$0.08
November 2004	$0.08	$0.08
December 2004	$0.08	$0.06
January 2005	$0.06	$0.06
February 2005	$0.21	$0.06
March 2005	$0.48	$0.20
April 2005	$0.31	$0.17

B.            Plan of Distribution

Not applicable.

C.            Markets

Our common shares are not listed or traded on any other markets than those noted in Item 9.A. above.

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Articles of Incorporation

We were duly incorporated and validly exist as a corporation under the Business Corporations Act (Alberta). Pursuant to the provisions of the Business Corporations Act (Alberta), a Company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

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

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by two-thirds of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to call such meeting within 21 days of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of incorporation that establish any threshold for disclosure of ownership. However, the Alberta and British Columbia Securities Commissions require that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

C.            Material Contracts

Pursuant to an agreement dated June 6, 2003, Cignal agreed to provide an exclusive 99-year license to the Company of the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company is required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option over additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the license agreement was not terminated within the required time periods.

D.            Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See “Item 10.E. – Taxation”.

There is no limitation imposed by Canadian law or by our constituent documents on the right of a nonresident to hold or vote common shares, other than those that are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

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

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation – Canadian Federal Income Tax Consequences” above).

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

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Expert

Not applicable.

H.            Documents on Display

We are required to file reports with the Securities Commissions in the province of British Columbia and the province of Alberta electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we file reports, registration statements and other information with the SEC. Our reports, registration statements and other information can be inspected and copies at the public reference facilities maintained by the SEC at the following locations:

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

We do not engage in currency speculation. Our trading activities do not involve money market holdings.

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

Margo Kaufmann was appointed Chief Financial Officer of our company, subsequent to year end, on March 30, 2005.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, our board of directors had made the determination that two audit committee financial experts, Mr. Robert F. Roddick and Mr. Richard J. Sharples, serve on the audit committee. Also, we believe that two of our audit committee members are “independent” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B:    CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officers as such a code is not required under applicable Canadian laws.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche, LLP (“Deloitte”), audited our financial statements for the year ended October 31, 2004, and 2003.

Audit Fees

Fees billed by Deloitte for professional services totaled $30,000 for the year ended October 31, 2004, and fees billed by Deloitte for professional services totaled $11,000 for the year ended October 31, 2003. Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax Fees

Fees for tax services, including fees for review of our consolidated federal income tax return, totaled $1,500 for the 2004 tax year and $1,500 for the 2003 tax year.

All other Fees

During the fiscal years ended October 31, 2004 and October 31, 2003, Deloitte did not bill for any products or services other than as described above.

Our audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for our independent registered chartered accountants to prepare the proposed audit approach, scope and fee estimates. Our independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by our audit committee.

There were no fees in 2004 and 2003 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2003 to November 30, 2003	Nil	N/A	Nil	Nil
December 1, 2003 to December 31, 2003	17,000(1)	$0.10	Nil	1,400,000(2)
January 1, 2004 to January 31, 2004	9,000(1)	$0.11	Nil	Nil
February 1, 2004 to February 29, 2004	15,000(3)	$0.14	Nil	Nil
March 1, 2004 to March 31, 2004	310,500(4)	$0.135	300,000(4	300,000(4
April 1, 2004 to April 30, 2004	37,500(1)	$0.13	Nil	Nil
May 1, 2004 to May 31, 2004	Nil	N/A	Nil	Nil
June 1, 2004 to June 30, 2004	Nil	N/A	Nil	Nil
July 1, 2004 to July 31, 2004	41,000(1)	$0.20	Nil	Nil
August 1, 2004 to August 31, 2004	1,314,500(5)	$0.13	1,312,000(5)	1,312,000(5)
September 1, 2004 to September 30, 2004	20,500(1)	$0.16	Nil	Nil
October 1, 2004 to October 31, 2004	135,000(6)	$0.135	70,000(6)	70,000(6)

Notes:

(1)

Open market transactions

(2)

Common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn $0.10 per share and expire December 22, 2008.  The grant of options was publically announced December 22, 2003.

(3)

Private transfer

(4)

10,500 open market transactions, and 300,000 issued pursuant to a private placement at $0.10, and 300,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.12 per common share and expire March 16, 2006.  The private placement was publically announced on March 19, 2004.

(5)

2,500 open market transactions, and 1,312,000 issued pursuant to a private placement at $0.10, and 1,312,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.12 per common share and expire March 16, 2006.  The private placement was publically announced on March 19, 2004, and the shares were issued in August 2004, subsequent to shareholder approval in April 2004.

(6)

65,000 open market transactions, and 70,000 issued pursuant to a private placement at $0.15, and 70,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.20 per common share and expire October 22, 2005.  The private placement was publically announced on May 3, 2004.

PART III

ITEM 17:    FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

•

our balance sheets as at October 31, 2004 and October 31, 2003;

•

statements of operations and deficit for the periods ended October 31, 2004, 2003 and 2002;

•

statements of cash flows for the periods ended October 31, 2004, 2003 and 2002;

The consolidated financial statements as at and for the years ended October 31, 2004 and October 31, 2003 were audited by Deloitte & Touche LLP, our Independent Registered Chartered Accountants. The financial statements as at and for the year ended October 31, 2002 were audited by Collins Barrow, Chartered Accountants, who expressed an unqualified opinion on those statements.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 12. All figures are expressed in Canadian dollars.

TITAN TRADING ANALYTICS INC.

CONSOLIDATED
FINANCIAL STATEMENTS

OCTOBER 31, 2004 AND 2003

Report of Independent Registered Chartered Accountants

To the Shareholders of

Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2004 and 2003, and the consolidated statement of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion

The financial statements of the Company for the year ended October 31, 2002 were audited by other auditors whose report, dated March 2, 2003, expressed an unqualified opinion on those statements.

On March 16, 2005, we reported separately to the shareholders of the Company on financial statements for the same period prepared in accordance with Canadian generally accepted accounting principles, which excluded Note 12 on Reconciliation to Accounting Principles Generally Accepted in the United States.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Edmonton, Canada

March 16, 2005

Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada – U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 16, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the Company’s financial statements. As discussed in Note 2 to the consolidated financial statements the Company adopted recommendations with respect to asset retirement obligations to conform to new recommendations of the Canadian Institute of Chartered Accountants. In addition, as discussed in Note 6 to the consolidated financial statements, the Company has adopted CICA handbook section 3870, accounting for stock-based compensation. Our report to the shareholders dated March 16, 2005 is expressed in accordance with Canadian reporting standards, which does not require a reference to such in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Edmonton, Canada

March 16, 2005

Collins Barrow

Chartered Accountants

Suite 800, 1030 West Georgia Street

Vancouver, Canada  V6E 3B9

T. 604 685 0564

F. 604 685 2050

email vancouver@collinsbarrow.com

AUDITORS'  REPORT

To the Shareholders of

Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2002 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

(Signed) Collins Barrow

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 2, 2003

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Balance Sheet
(in Canadian dollars)
As at October 31

	2004	2003
ASSETS
CURRENT
Cash and cash equivalents	$ -	$ 703
Goods and services tax receivable	11,663	10,615
Loan receivable (Note 3)	62,735	-
	74,398	11,318
Property and equipment (Note 4)	19,055	5,010
	$ 93,453	$ 16,328
LIABILITIES
CURRENT
Bank indebtedness	$ 2,236	$ -
Accounts payable and accrued liabilities	172,446	35,946
Loans and advances (Note 5)	223,962	188,384
	398,644	224,330
CAPITAL DEFICIENCY
Share capital (Note 6)	3,948,594	3,715,938
Contributed surplus (Note 6)	11,200	-
Warrants (Note 6)	116,544	-
Deficit	(4,381,529)	(3,923,940)
	(305,191)	(208,002)
	$ 93,453	$ 16,328
Continuing Operations (Note 1)

APPROVED BY THE BOARD OF DIRECTORS
...(signed) Philip Carrozza, II,........ Director
...(signed) Robert F. Roddick,........ Director

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Statement of Operations and Deficit
(in Canadian dollars)
Year ended October 31

	2004	2003	2002
Software and subscription sales	$ -	$ -	$ 44,935
EXPENSES
Advertising and marketing	7,939	1,236	15,012
Amortization	4,247	1,766	246,300
Bad debts	-	-	3,000
Bank charges and interest	1,414	1,289	2,758
Foreign exchange loss	-	-	2,939
Management and consulting fees (Note 8)	112,720	110,586	62,331
Office, telephone and miscellaneous	20,401	3,748	12,636
Professional fees	120,299	25,244	27,802
Rent	11,738	-	5,439
Research and development expenses (Note 8)	139,488	-	86,415
Salaries and benefits	-	507	210,409
Shareholder communications	19,616	14,331	28,660
Travel	19,727	3,430	2,296
	457,589	162,137	705,997
NET LOSS FOR THE YEAR	(457,589)	(162,137)	(661,062)
DEFICIT, BEGINNING OF YEAR	(3,923,940)	(3,761,803)	(3,100,741)
DEFICIT, END OF YEAR	$(4,381,529)	$(3,923,940)	$(3,761,803)

BASIC AND DILUTED LOSS PER SHARE	$ (0.04)	$ (0.02)	$ (0.07)
WEIGHTED AVERAGE NUMBER OF
SHARES USED TO CALCULATE
BASIC AND DILUTED LOSS
PER SHARE	10,809,501	9,812,966	9,812,966

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Statement of Cash Flows
(in Canadian dollars)
Year ended October 31

	2004	2003	2002
OPERATING
Net loss for the year	$(457,589)	$ (162,137)	$ (661,062)

Adjustments for non-cash items:
Amortization	4,247	1,766	246,300
Foreign exchange loss	-	-	2,938
Management fees (Note 6)	11,200	-	-
Loss on disposition of property and equipment	-	-	1,021
	15,447	1,766	250,259
Net changes in non-cash working capital balances:
Goods and services tax receivable	(1,048)	(8,319)	1,517
Prepaid expenses	-	-	1,934
Accounts payable and accrued liabilities	136,500	(18,034)	21,273
	135,452	(26,353)	24,724
INVESTING
Loan receivable	(62,735)	-	-
Software and systems development	-	-	-
(Purchase) proceeds of property and equipment	(18,292)	(1,776)	14,419
	(81,027)	(1,776)	14,419
FINANCING
Issue of common shares and warrants net of issue costs	349,200	-	-
Loans and advances	35,578	188,384	-
	384,778	188,384	-
Foreign exchange loss on cash
held in foreign currency	-	-	(2,938)
DECREASE IN CASH AND
CASH EQUIVALENTS	(2,939)	(116)	(374,598)

CASH AND CASH EQUIVALENTS,
TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)
Consolidated Statement of Cash Flows (Continued)
(in Canadian dollars)
Year ended October 31

BEGINNING OF YEAR	703	819	375,417
CASH AND CASH EQUIVALENTS,
END OF YEAR	$ (2,236)	$ 703	$ 819
CASH USED IN OPERATING ACTIVITIES
INCLUDES:
Bank charges and interest	$ 1,414	$ 1,289	$ 1,289

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of British Columbia)

Notes to the Consolidated Financial Statements

(in Canadian dollars)

Year ended October 31

1.

CONTINUING OPERATIONS

The principal operation of Titan Trading Analytics Inc. (“Titan” or the “Company”) is the development and subsequent implementation of market trading software. The software is currently still in its development stages and is not commercially available.

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in 2004, has a working capital deficiency of $324,246 and a capital deficiency of $305,191.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 11) obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2005, however, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary, Titan Trading Corp.  All intercompany balances and transactions have been eliminated on consolidation.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development

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

Software and systems development

Software and systems development costs are amortized on a product-by-product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

Property and equipment

Computer equipment is recorded at cost and is amortized at 30% declining balance per annum.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

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

Software and subscription sales

Revenue arising from software and subscription sales is recognized at the time of the sale unless the Company is obligated to provide services in the future, in which case a portion of the revenue is deferred until the services have been performed.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in Note 6. No compensation expense is recognized for this plan when the stock options are issued.  Any consideration paid by option holders for the purchase of stock is credited to capital stock.

Foreign currency translation

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

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

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

Cash and cash equivalents

Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of less than three months are included in cash and cash equivalents.

Loss per share

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

Asset retirement obligations

Effective November 1, 2003, the Company adopted new Handbook Section 3110, “Asset Retirement Obligations.”  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

Accounting standards effective in future years

Variable interest entities

In November 2003, the Accounting Standards Board (“AcSB”) released new Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning after November 1, 2004. Certain disclosure requirements effective for fiscal years beginning on or after January 1 2004, were suspended pending review of the corresponding U.S. guidance, Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The AcSB further amended AcG-15 to maintain harmonization with the FIN 46, as revised in December 2003. The amended Guideline, issued September 1, 2004, remains effective for annual and interim periods beginning on or after November 1, 2004. Variable  interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The Company has determined that adoption of this standard did not have a material effect on its financial position, results of operation or cash flows.

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – disclosure and presentation

In November 2003, CICA Handbook Section 3860, Financial Instruments – Disclosure and presentation, was amended to require that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments to Section 3860 are effective for fiscal years beginning on or after November 1, 2004.

The Company has determined that adoption of this standard will not have a material effect on its financial position, results of operation or cash flows.

Financial statements – recognition and measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company has not yet determined the impact of the adoption of this standard on the results from operations or financial position.

Comprehensive income and equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of the equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

The Company has not yet determined the impact of the adoption of this standard on the presentation of the results from operating or financial position.

3.

LOAN RECEIVABLE

The amount due from a director of the Company is non-interest bearing, unsecured and has no fixed terms of repayment.

4.

PROPERTY AND EQUIPMENT

5.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment. Included in the total of $223,962 is $103,256 due to a director of the Company and his associated company.

6.

SHARE CAPITAL

At October 31, 2004, 2,850,000 common shares were held in escrow. The release from escrow is based upon the passage of time.

6.

SHARE CAPITAL (continued)

Stock Option Plan - Employees

Effective November 1, 2002, the Company adopted the recommendations of the CICA for accounting for stock-based compensation.  As permitted under the new rules, the Company has elected to measure compensation expense as the difference, if any, between the quoted market value of the stock at the date of grant and the exercise price at the date of grant.  The exercise price of options granted to employees by the Company is not less than the market value at the date of grant, and consequently, no compensation related to employee stock options has been recorded.

Stock Option Plan - Non-employees

In accordance with CICA Section 3870, compensation for costs for stock options issued to non-employees were calculated using the Black-Scholes option pricing model resulting in an additional charge to Management Fees of $11,200 with a corresponding increase in contributed surplus.

The Company has options outstanding under the employee plan as follows:

(a) During the 2004 fiscal year, the Company issued 1,850,000 options on December 22, 2003 to employees and 200,000 options on May 10, 2004 to consultants of the Company. In 2002 the Company issued 570,000 options to employees.

6.

SHARE CAPITAL (continued)

The following table summarizes information on share options outstanding and exercisable at October 31, 2004:

If compensation costs for employee stock options issued subsequent to November 1, 2003 had been determined based on the fair market value methodology, using the Black-Scholes option pricing model, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

6.

SHARE CAPITAL (continued)

The fair value of each set of options granted by the Company in 2004 and 2002 (nil in 2003) were estimated using the Black-Scholes option pricing model assuming the following weighted average assumptions:

The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of the options by the holders.

During the year, the Company issued share purchase warrants on a one-to-one basis with the private placements of common shares which are summarized below:

6.

SHARE CAPITAL (continued)

At the warrant holder's option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

(a) Equity placements

During 2004, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

(i)  On March 16, 2004, the Company issued 1,240,000 common shares and 1,240,000 detachable warrants for proceeds of $124,000.  Of the net proceeds, $64,000 and $60,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

(ii)  On August 30, 2004, the Company issued 1,212,000 common shares and 1,212,000 detachable warrants for proceeds of $121,000.  Of the net proceeds, $39,000 and $82,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

(iii)  On October 22, 2004, the Company issued 759,999 common shares and 759,999 detachable warrants for proceeds of $114,000.  Of the net proceeds, $96,000 and $18,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.20 are immediately exercisable and expire on October 2, 2005.

The issue costs relating to these placements totaled $10,000.

7.

FUTURE INCOME TAXES

The tax effect of significant temporary differences is as follows:

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded. The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $3,432,000 carried forward against future years' earnings otherwise subject to income taxes.

7. FUTURE INCOME TAXES (continued)

The losses expire as follows:

8.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals:

At October 31, 2004, $103,256 (2003-$69,680) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations and are recorded at the exchange amount.

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

10.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada.

11.

SUBSEQUENT EVENTS

In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

In December 2004, the Company announced that Mr. Robert Roddick has joined the Board of Directors.

In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

In February 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

In February and early March 2005, the Company completed two of the three closings of a private placement offering in an amount of CDN $120,000 (U.S. $100,000).  The units had a subscription price of $0.12 Canadian ($0.10 U.S.) per unit.  Each unit consisted of one common share and one half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 U.S.) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

12.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. There are no material variations between the financial position of the Company as at October 31, 2004 and 2003 and the results of operations and cash flows for the three years then ended under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Consolidated statement of Cash flows

Under U.S. GAAP Cash and Cash equivalents for the statement of cash flows does not include bank indebtedness. At the year end the Company had bank indebtedness amounting $2,236 which would have been shown as a financing cash flow under U.S. GAAP, resulting in the cash reconciled to at the end of the year being nil and not ($2,236) as disclosed in the Canadian financial statements.

Cost of sales

Under U.S. GAAP, cost of sales is required to be separately disclosed. The cost of sales for software and subscription sales included in expenses is comprised of:

12.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Loss per share

Under U.S. GAAP, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares, with the offset to additional paid-in capital.  The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

Stock-based compensation

Under U.S. GAAP, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options.  Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock.  Since the exercise price equaled or exceeded the quoted market price at the dates the employee stock options were granted, there was no compensation cost recognized for the year ended October 31, 2004, 2003 and 2002.

Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

12.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The table below presents the pro-forma disclosures required under U.S. GAAP:

The weighted average grant date fair market value of options granted in 2004 and 2002 was determined using the Black-Scholes options pricing model assuming a risk-free interest rate of 3.92% and 2.00%; an option life of 5 years and 3.75 years; an expected volatility of 143% and 30%; marketability discount of 60% and 0%; and that no dividends would be paid until after the expiry date of the options.

Comprehensive income

SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company has no comprehensive income items, other than net loss, in any of the periods presented.

New Accounting Standards

FIN 46

In January 2003, the FASB issued FASB Interpretation No.46 "Consolidation of Variable Interest Entities", an interpretation of ARB No.51 ("FIN 46").  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The consolidation and disclosure provisions of FIN 46 are effective for variable interest entities created or entered into after January 31, 2003. In December 2003, the FASB issued FIN 46(R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements.

FIN 46(R) revised the effective date of the consolidation and disclosure provisions for variable interest entities held or created on or after January 31, 2003 to the company’s fiscal year beginning after January 1, 2004.  Adoption of this Standard did not have a material effect on the Company's results from operations and financial position.

12.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 123(R)

On December 16, 2004, the FASB issued FASB Statement No. 123(R) "Share-Based Payment".  Statement 123(R) requires that compensation expense relating to share-based payment transactions be recognized in the financial statements.  The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair value based method. The new standard is effective for annual periods beginning after June 15, 2005, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any annual period beginning after June 15, 2005. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company is reviewing the proposal to determine the potential impact, if any, on its consolidated financial statements.

SFAS 150

In May 2003, the FASB issued FASB Statement No.150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150").  SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity.

SFAS 150 requires that those instruments be classified as liabilities in statements of financial position.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  Adoption of this Statement did not have a material effect on the Company's results of operations and financial position.

SFAS 151

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4", which amends Chapter 4 of ARB No. 43 that deals with inventory pricing.  The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage.  Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges.  This Statement eliminates the criterion of "so abnormal" and requires that those items be recognized as current period charges.  Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the dale of issuance of this Statement.  Retroactive application is not permitted. The Company does not expect the impact of this Statement to be material.

SFAS 153

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets", an amendment of APB No. 29.  This Statement amends Opinion 29 to eliminate the exception for

12.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued.  Retroactive application is not permitted.  The Company does not expect the impact of this Statement to be material.

FASB EXPOSURE DRAFT "FAIR VALUE MEASUREMENTS

In June 2004, the FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements.  The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities.  The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company does not expect the impact of this Standard to be material.

EITF 03–1

In March 2004, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1").  EITF 03-1 is applicable to marketable debt and equity securities within the scope of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").  In September 2004, the FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'", which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued.   The delay  does  not  suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature.  The Company does not expect the impact of this Standard to be material.

EITF 03–13

The Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, "Determining Whether to Report Discontinued Operations".  SFAS 144 discusses when an entity should disclose a 'component' as discontinued operations.  Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component.  EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence.  This Statement is effective for fiscal periods beginning after December 15, 2004.  The Company does not expect there to be any material impact on the consolidated financial statements upon adoption of the guidance.

ITEM 18:    FINANCIAL STATEMENTS

See “Item 17 – Financial Statements”

ITEM 19:    EXHIBITS

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
8.1	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Section 302 Certification - Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act 1934
13.1

Section 906 Certification - Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2

Section 906 – Certification - Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

________________
* Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999.

** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 28, 2004.

 SIGNATURES

                    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TITAN TRADING ANALYTICS INC.

Dated: May 2, 2005

By:	/s/ Ken Powell
Dr. Kenneth W. Powell, President and Chief
Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
8.1	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Section 302 Certification - Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act 1934
13.1

Section 906 Certification - Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2

Section 906 – Certification - Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

________________
* Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999.

** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May, 28, 2004.