Form 20-F
TITAN TRADING ANALYTICS INC
filed 2006-05-12
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

The number of common shares outstanding as of October 31, 2005: 22,646,399

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 if the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer  ☐

Accelerated Filer  ☐

Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(3) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

TABLE OF CONTENTS

Titan Trading Analytics Inc.
Form 20-F Annual Report

F.	Dividends and Paying Agents	43
G.	Statement by Expert	43
H.	Documents on Display	43
I.	Subsidiary Information	43
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	43
ITEM 12:	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	43

PART II
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	44
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	44
ITEM 15:	CONTROLS AND PROCEDURES	44
A.	Disclosure Controls and Procedures	44
B.	Management / Annual Report on Internal Controls over Financial Reporting	44
C.	Attestation Report of the Registered Public Accounting Firm	44
D.	Changes in Internal Control Over Financial Reporting	44
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	44
ITEM 16B:	CODE OF ETHICS	44
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	45
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	45
ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY AFFILIATED PURCHASES	45

PART III
ITEM 17:	FINANCIAL STATEMENTS	47
ITEM 18:	FINANCIAL STATEMENTS	70
ITEM 19:	EXHIBITS	70

NOTE REGARDING FORWARD–LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places, in this document under the headings “Business Overview”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Trend Information”. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, our history of losses and likelihood of continued losses, our need for additional financing, our desire to acquire certain rights and interests to our software, the potential effect and impact of certain United States and Canadian securities laws on our business activities, the control certain shareholders exercise over us, competition, the market acceptance of our software, our ability to develop and release new software products and services, our dependence upon key personnel, our lack of an experienced sales staff or marketing personnel, the nature of our business, the volatility of the price for our common shares, potential product liability claims, our need for improved intellectual property protection, our common shares being deemed a “penny stock” under United States securities laws, and the potential inability for United States investors to enforce United States judgments against us or our officers or directors and the effect of our PFIC (as defined below) status on our United States shareholders. Additional information concerning these and other factors that could affect our operations or financial results are included in this document under “Item 3.D. – Risk Factors”. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance and achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this report. You should not place undue reliance on such forward-looking statements.

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

	Year Ended October 31,

	2005	2004	2003	2002	2001	2000

Average for Period	0.8213	0.7634	0.6880	0.6354	0.6513	0.6792

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March
	2005	2005	2005	2006	2006	2006
High for the Month	0.8579	0.8579	0.8690	0.8744	0.8788	0.8834
Low for the Month	0.8413	0.8361	0.8521	0.8528	0.8638	0.8531

As of April 26, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8872 (US$1.00 = CDN$1.1271).

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

References to “Titan”, the “Company”, “we” and “us” are references to Titan Trading Analytics Inc.

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:    KEY INFORMATION

A.            Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2005, 2004, 2003, 2002, and 2001. We derived all figures from our financial statements, which were audited by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 14 to our audited financial statements.

	FISCAL YEAR ENDED:
	OCT 31, 2005	OCT 31, 2004	OCT 31, 2003	OCT 31, 2002	OCT 31, 2001
REVENUE	-	-	-	$44,935	$52,696
EXPENSES	$1,343,289	$457,589	$162,137	$705,997	$718,987
INTEREST/OTHER INCOME	-	-	-	$581	$11,802
NET LOSS FOR YEAR CDN GAAP	$1,343,289	$457,589	$162,137	$661,062	$666,291
NET LOSS FOR YEAR US GAAP	$1,343,289	$457,589	$162,137	$661,062	$666,291
NET LOSS PER SHARE CDN GAAP	($0.07)	($0.04)	($0.02)	($0.07)	($0.07)
NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	($0.07)	($0.04)	($0.02)	($0.10)	($0.10)
NET WORKING CAPITAL	($76,993)	($324,246)	($213,012)	($50,865)	$348,457
TOTAL ASSETS CDN GAAP	$213,066	$93,453	$16,328	$8,115	$647,904
TOTAL ASSETS US GAAP	$213,066	$93,453	$16,328	$8,115	$647,904

NET ASSETS	($45,994)	($305,191)	($208,002)	($45,865)	$615,197
CAPITAL STOCK	$5,293,505	$3,948,594	$3,715,938	$3,715,938	$3,715,938
SHARES OUTSTANDING	22,646,399	13,024,965	9,812,966	9,812,966	9,812,966
LONG-TERM OBLIGATIONS	NIL	NIL	NIL	NIL	NIL

We have not, since our incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

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

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2005 is $5,791,418. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2005, we had $109,191 cash and receivables totaling $72,172.

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

Certain of our software is licensed and we may encounter difficulties in acquiring the rights to such software.

Our business plan is currently based on the exploitation of certain automated trade selection and order entry software (the “TOPS Technology”) to which we hold an exclusive use license and a third-party revenue interest from Cignal Technologies LLC, a Rhode Island limited liability company owned and operated by Mr.  Philip Carrozza (“Cignal”), a director and officer of Titan, who has an option to acquire from the Company up to 2.2% of our common shares, and who has developed an automated trading platform using and further developing the TOPS Technology.  We rely upon Cignal’s continued licensing of the TOPS Technology to us. The interest of Cignal may differ from ours and Cignal could violate our agreement with them by, among other things, failing to continue to license to us in the jurisdictions we currently hold the rights to the sale and distribution of the TOPS Technology.

If Cignal violates our agreement, we may have to resort to litigation to enforce our rights. The litigation could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs.

In February 2006, we entered into a Software Transfer Agreement with Phillip Carrozza and Cignal, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, we will issue to Cignal and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which will be issued on closing and the remaining 2,000,000 will be issued in 1,000,000 increments in each of 2007 and 2008.  Cignal was also granted 1,000,000 performance warrants.  The Software Transfer Agreement provides Cignal with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

We have also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the Software Transfer Agreement, we will issue Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland are exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants is conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share, respectively.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal Technologies and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.

The newly completed software transfer agreements are subject to shareholder and regulatory approval of the transfers of the software and the issuance of securities,  and upon such approval the TOPS Technology licensing agreement will terminate and give us full ownership of the software developed to date as well as into the future.  All of the securities issued in connection with the software transfer agreement are subject to a four month hold period.

The Software Transfer Agreements will be tabled for approval by our shareholders at the annual and special meeting scheduled for May 5, 2006.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of April 26, 2006. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

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

A number of our competitors have substantially greater financial, technical and marketing resources. In addition, the market for our software products continues to develop, and additional competitors with substantially greater financial, technical and marketing resources may enter the market and competition may intensify. Current or future competitors may develop software products that are superior to our software products or achieve greater market acceptance.

We will depend on the timely development and release of new software products and services.

The achievement of our business objectives and our future operating results is dependent upon completion and execution of our marketing strategies and on the continued development and successful deployment of our trading software products and services. Timing in this regard is crucial, as other similar services that reach the market prior to ours may capture a significant portion of market share. There can be no assurance that the timing of our business plan will allow us to achieve profitability in our operations.

We depend on key personnel.

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Officer, Mr. Gossland, and our Director of U.S. Trading Operations, Mr. Carrozza, for the success of our intended business plan. We do have formal employment agreements with Mr. Gossland and Mr. Carrozza. The loss of their services would have a materially adverse effect upon our future operating profits and prospects.

We do not have experienced sales staff or marketing personnel.

We do not have experienced sales staff or marketing personnel to promote the product. We plan to market our software and services through direct sales efforts and word-of-mouth. We do not presently have in-

house staffing of experienced sales and marketing personnel. There can be no assurance that we will be able to attract and retain the necessary personnel as and when required. We may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that we will be able to establish or maintain these channels cost effectively.

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

On January 18, 2006, we formed Titan Trading Limited Partnership 2 (“TTLP2”), under the laws of the province of Alberta.  Titan GP is the general partner for TTLP2.  It is Titan GP’s responsibility, as the general partner for TTLP2 to manage its operations which will consist of raising financing by admitting limited partners to TTLP2 and using such financing to make trades employing our TOPS software and the NI Expert System.  The profits, if any, from this proposed trading activity will be distributed among Titan GP and the limited partners based on terms and conditions which are common for equity funds. We cannot assure you that Titan GP will be able to manage successful fund raising for TTPL2 and the failure to raise sufficient funding on a timely basis could cause TTLP2 to reduce or terminate its proposed plan of business. Even if sufficient funds are raised, there are no assurances that Titan GP will be able to manage TTLP2 to make a return for its limited partners.

Our intellectual property may not be appropriately protected and we may be infringing upon the proprietary rights of third parties.

With the exception of Mr. Carrozza and Mr. Gossland, we have not entered into agreements with any employees or consultants where such individuals have agreed to assign to us their proprietary rights to inventions or improvements to our products while employed by us, and no employee has entered into any form of non-competition agreement with us. If certain of our employees were to terminate their employment with us and compete directly against us, our business, results of operations and prospects would be significantly adversely affected.

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

Factors such as news announcements on our financial position, financial results and business developments, technical developments and innovations, competitors or third parties, industry developments in high-technology companies in general or securities trading software companies and securities trading platforms more particularly, on general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, or a lack of share volume liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of our common shares. Changes in the trading price of our shares may be unrelated to our performance or future prospects. In addition, investors in our shares may lose their entire investment if we incur large trading losses or if we fail in our business.

During the 2005 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.08 to $0.44.

Our stock is ‘thinly-traded’ meaning that the number of persons interested in purchasing our common stock at or near ask prices may be relatively small.

Titan common stock is “thinly-traded” on the Over-the-Counter Bulletin Board, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that Titan is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if Titan came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven development stage company such as Titan or purchase or recommend the purchase of Titan’s shares until such time as it became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our common stock is minimal or non-existent. We cannot give any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give no assurance that holders of our common shares will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

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

If the trading price of our common shares is less than US$5.00 per share, trading in our common shares would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. A broker-dealer is required to deliver to a customer information regarding the risks of investing in penny stocks, its offer and bid prices for the penny stock and the amount of compensation received by the broker-dealer with respect to such transaction. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common shares, which could reduce the liquidity of our common shares and thereby have a material adverse effect on the trading market for our securities.

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

We believe that we qualify as a passive foreign investment Company (“PFIC”) for the fiscal year ended October 31, 2005, and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

ITEM 4:    INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), on November 30, 1993 under the name “KBK No. 24 Ventures Ltd.” We changed our name to “Titan Trading Analytics Inc.” by filing of an amendment to our Articles of Incorporation on November 14, 1994. We continued the Company under the Business Corporations Act (Alberta) on April 26, 2005. Our registered and records office is located at 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2. Our telephone number is (403) 543-2185.

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

Titan also has a wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a limited partnership formed on February 14, 2005 and Titan Trading Limited Partnership 2 (“TTLP2”) a limited partnership formed on January 18, 2006.  Both limited partnerships were formed under the under the laws of Alberta. TTLP1 and TTLP2 are funds which are currently raising financing by offering limited partnership interests. Titan GP will receive a management fee and a share in the distributions and the carried interest with the limited partners. The purpose of TTLP1 and TTLP2 is to raise financing and then trade the funds using our Titan Order Processing Software (“TOPS”) and the N1 Expert System software.

Further, Titan has two wholly owned subsidiaries, Titan Trading USA, LLC (“Titan USA”), which is a Delaware LLC licensed to do business in New York and Florida and Titan Holdings USA, LLC (“Titan Holdings”), which is a Florida LLC.  The purpose of Titan USA is raise financing from US subscribers and then trade the funds using our Titan Order Processing Software (“TOPS”) and the N1 Expert System software.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2005	2004	2003
Purchase (sale) of property and equipment	$20,666	$18,292	$1,776

There are no principal capital expenditures currently in progress or anticipated.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies’ shares during the last or in the current financial year.

B.            Business Overview

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993. Beginning in 1994 and continuing through 1995, Titan was generally focused on the development of initial software products and therefore conducted few trading or trade-testing activities. From 1996 through to 2002, Titan developed several software trading products including:  (a) currency trading signals via fax, (b) VirtualTrader, a discretionary training and testing software, (c) the “Big Board” trading model, a proprietary setup of indicators and trading screens for discretionary trading, (d) Titan Market Commentary, a web-based stock commentary subscription service, and (e) Titan Market Watch, a web-based stock trading presentation package. In June 2003, Titan acquired rights to certain automated trading and analytic software (the “TOPS Technology”) from Cignal Technologies, LLC (“Cignal”) and has developed an automated trading platform using and further developing the TOPS Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations. The Company did not have any revenues in 2005, 2004 and 2003.

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal agreed to provide an exclusive 99-year license to the Company of the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company is required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the TOPS Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option to purchase additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations. Mr. Carrozza is a registered broker in Florida, and has eighteen years experience and is the chief trading architect behind the Company’s trading logic for Titan’s Order Processing Software (TOPS). The Company intends to establish a presence in the United States which we expect will facilitate the Company’s business objectives and enable the Company to introduce TOPS to the trading community. The office also provides a training location for Titan’s future business partners.

In December 2005,  the Company announced a joint venture agreement between its wholly owned subsidiary, Titan USA, and a leading financial institution to begin a 90 day beta test of its proprietary TOPS software.  Profits from this venture will be split on a 50-50 basis, and a longer-term arrangement is expected to be negotiated subsequent to the end of the test period.

In January 2006, David Terk CPA, B.Sc. was appointed Chief Financial Officer of Titan USA, and the Company entered into a consulting agreement with Tony Robinson, who will assist Titan USA with foreign exchange trading and risk management.

In February 2006, we entered into a Software Transfer Agreement with Phillip Carrozza and Cignal, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, we will issue to Cignal and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which will be issued on closing and the remaining 2,000,000 will be issued in 1,000,000 increments in each of 2007 and 2008.  Cignal was also granted 1,000,000 performance warrants.  The Software Transfer Agreement provides Cignal with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

We have also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the Software Transfer Agreement, we will issue Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland are exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants is conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share, respectively.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.

The newly completed software transfer agreements are subject to shareholder and regulatory approval of the transfers of the software and the issuance of securities,  and upon such approval the License Agreement licensing agreement will terminate and give us full ownership of the software developed to date as well as into the future.  All of the securities issued in connection with the Software Transfer Agreement are subject to a four month hold period.

The Software Transfer Agreements will be tabled for approval by our shareholders at the annual and special meeting scheduled for May 5, 2006.

Also in February 2006, the Company announced it had completed the initial phase of development of its own proprietary market data analysis platform, TickAnalyst.  TickAnalyst includes a real-time tick-based database, as well as QuickTick Charting, and other components.  TickAnalyst will be tested in-house by Titan USA, using both blackbox (fully automated) and grey box (partially automated) trading of stocks and world currencies.

The new TickAnalyst software will provide significant improvements to Titan’s existing proprietary trading operation software, TOPS, which is currently based on a third-party trading platform. The third-party platform will be replaced by Titan’s TickAnalyst.

QuickTick Charting is expected to offer very fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the grey-box trader in mind. After testing is complete, Titan will explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

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

The automated trading platform, TOPS, which the Company has certain rights to pursuant to the License Agreement with Cignal, may conceptually be divided into two parts:

•Trading system software; and

•Automatic order execution software

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

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2005. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States.  Once Titan is generating revenue in these areas it is intended that the business be expanded to Europe and the Far East. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-timeframe analysis the way Titan does and none would deliver signals generated by the same algorithm.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Exchange Act, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

We presently have $80,644 cash on hand. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

Marketing and Sales Strategy

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors. Sales will be conducted by direct selling and referrals. The selling proposition is that the software and service improves trading results in two ways:  (1) on the basis that the trading behaviour of the system is modelled after the trading behaviour of an experienced human trader who has shown profitable trading results over time; and (2) the software delivers more of such trading signals per unit time for a trader to review and act upon than would be possible if the trader were acting without the benefit of the software. During 2004 the Company began beta testing and trading in a third party account of a shareholder of Titan. In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations, began trading an account for the same third party using the Technology. As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results. It is the Company’s intention to use this trading performance to attract paying clients.

The main focus for 2005 has been to market and license to other trading firms, and utilize for the Company’s trading operations, the Company’s stock market timing software and the TOPS Technology. The Company has also formed TTLP1 and TTLP2 as Limited Partnerships which will raise funds in order for it to use our automated trading programs to make trades with the raised funds.

Principal Products and Services

The main focus of our present business plan is to market and license, or utilize for our own trading operations, stock market timing software and the Technology. In order to effectively execute on our business plan, we are in the process of acquiring the TOPS Technology.

Our N1Expert stock market timing software relies upon the application of artificial intelligence (“AI”) to stock index trading, using a neural network and an expert system. The N1Expert has been used to trade a third party account since April 8, 2003 and has generated a profit of approximately US $130,000 on an initial capital requirement of approximately  US $60,000. We are preparing deployment of this trading system on additional accounts as soon as final arrangements can be made.

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

Version 1 of our automatic order execution software is now completed and is undergoing adjustments to its operating configuration.  TOPS is currently the subject of a licensing arrangement with Cignal Technologies described below. N1Expert is wholly owned by Titan.

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

Trading and Testing Activities

Beginning in 1994 and continuing through 1995, we were generally focused on the initial development of our software products and, therefore, did few trading or trade testing activities. From 1996 through 2002, we developed several products: (1) the VirtualTrader software – discretionary training and testing software; (2) the “Big-Board” trading method – a setup of indicators and trading screens for discretionary trading; (3) Titan Market Commentary – a web-based stock commentary subscription service; and (4) Titan Market Watch – a web-based stock charting presentation package. However, none of these products are currently offered for sale or license. Commencing in 2003, we began testing our market timing software and the automated trading software to which we obtained certain rights via our License Agreement. N1 Expert, which was originally developed in 1995, was revived and improved upon for use in Titan’s overall trading activities.

The N1Expert was traded from April 2003 to November 2005, TOPS has been developed and traded in  a test account originally funded by a shareholder of the Company.

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

The new TickAnalyst software will provide significant improvements to Titan’s existing proprietary trading operation software, TOPS, which is currently based on a third-party trading platform. The third-party platform will be replaced by Titan’s TickAnalyst.

QuickTick Charting is expected to offer very fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the grey-box trader in mind.  Titan’s Director of US After testing is complete, Titan will explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

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

Our principal competitive advantage lies in the unique multi-timeframe system logic comprising the core of the TOPS Technology. Although similar analysis can be done by a properly trained human trader, once automated, a computer can find a much larger number of signals and execute them more efficiently. Management is not aware of any competitors using the same or similar software logic. A second advantage is that we utilize low cost order execution platforms without high start-up or ongoing monthly operational costs.

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

Our President and Chief Executive Officer, Dr. Kenneth W. Powell, devotes approximately 10% of his business time to our affairs. We also retain Michael Gossland, our Secretary and Chief Technology Officer, to provide software development services on a full-time month-to-month basis. He may cease providing such services to us without notice. Margo Kaufmann resigned from her position as Chief Financial Officer on June 21, 2005. Titan has not entered into any consulting or management agreements with Dr. Powell.  Titan has entered into consulting agreements with each of Cignal and Mr. Gossland.  David Terk was appointed the Chief Financial Officer of Titan USA January 6, 2006.  Titan USA has entered into a consulting agreement with Tony Robinson to assist Titan USA with foreign exchange trading and risk management.

Government Regulation

To date, governmental regulations have not materially restricted the use or expansion of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain is changing. Some of the new and existing laws which may affect our operations are in the areas of:

•Sales and other taxes;

•User privacy;

•Pricing controls;

•Characteristics and quality of products and services;

•Consumer protection;

•Cross-border commerce;

•Libel and defamation;

•Copyright, trademark and patent infringement; and

•Other claims based on the nature and content of Internet materials.

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

If we are successful raising funds and begin trading operations with these funds, we may fall under the provisions of the Investment Company Act of 1940 and other United States and Canadian rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the fiscal year ended October 31, 2005, October 31, 2004 and October 31, 2003.  Our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for any of the fiscal years ended October 31, 2005, October 31, 2004 and October 31, 2003. Based upon the information available to us, we believe that most of our customers were located in the United States during the fiscal years ended October 31, 2005, October 31, 2004 and October 31, 2003.

C.            Organizational Structure

We have four wholly owned subsidiaries, Titan Trading Corp., a corporation formed under the laws of the province of British Columbia, Canada, Titan Trading GP Inc., a corporation formed under the laws of Alberta and extra-provincially registered in British Columbia, the general partner for TTLP1 and TTLP2, limited partnerships recently formed under the laws of Alberta, Titan Trading USA, LLC, a Delaware LLC licensed to do business in New York and Florida and Titan Holdings USA, LLC, a Florida LLC.  TTLP2 and Titan Holdings USA, LLC were formed subsequent to 2005 year-end.

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

ITEM 4A:    UNRESOLVED STAFF COMMENTS

N/A

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited financial statements and related notes accompanying this annual report. They have been prepared in accordance with Canadian generally accepted accounting principles. Reference should be made to Note 14 to our audited financial statements which provide reconciliation to U.S. generally accepted accounting principles.

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

The Company has a stock-based compensation plan, which is further described in note 7 to the Company’s consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

A.

Operating Results

Fiscal Year Ended October 31, 2005 Compared to Fiscal Year Ended October 31, 2004

We incurred a net loss of $1,343,289 for the twelve-month period ended October 31, 2005, as compared to a net loss of $457,589 for the comparative period of 2004. The increase in net loss in the 2005 fiscal year reflected an increase in research and development costs relating to further development of the software trading programs and increased professional fees relating to financial reporting requirements for multi-jurisdiction filings and accounting fees.

During the fiscal year 2005, the Company focused on the further development of the software trading programs, re-writing code in preparation for the commencement of beta testing and trading in a third party account with its trading software.  Research and development increased by $469,642 over the prior year to $609,130, in comparison to $139,488 for the year ended October 31, 2004.

Professional fees increased relating to the formation of a limited partnership to raise funding for the trading program as well as additional costs relating to financial reporting requirements for the multi-jurisdiction filings as well as costs related to private placement financings.   Professional fees for the year ending October 31, 2005 were $139,207, in comparison to $120,299 for the same period ending October 31, 2004.

Amortization expense for the year ended October 31, 2005 was $8,722, in comparison to $4,247 for the fiscal year 2004.

All general and administrative expenses increased due to the increased activity on the development of the trading software programs.

Ms. Margo Kaufmann resigned as Chief Financial Officer on June 21, 2005.

The Company has not experienced any large fluctuations from quarter to quarter during 2005.

Fiscal Year Ended October 31, 2004 Compared to Fiscal Year Ended October 31, 2003

We incurred a net loss of $457,589 for the twelve-month period ended October 31, 2004, as compared to a net loss of $162,137 for the comparative period of 2003. The increase in net loss in the 2004 fiscal year reflected an increase in research and development costs relating to further development of the software trading programs and increased professional fees relating to financial reporting requirements for multi-jurisdiction filings and accounting fees.

Professional fees increased significantly with new financial reporting requirements for the multi-jurisdiction filings.  The Company retained an accounting firm, rather than an in-house accountant to prepare the yearly financial statements in 2004.  Professional fees for the year ending October 31, 2004 were $120,299, in comparison to $25,244 for he same period ending October 31, 2003.

Amortization expense for the year ended October 31, 2004 was $4,247, in comparison to $1,766 for 2003.

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

B.            Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares. We expect to finance operations through the sale of common shares in the foreseeable future. There is no assurance that we will be successful in arranging financing on acceptable terms or at all.

As at October 31, 2005, we had $109,191 cash and receivables of $72,172 as compared to no cash and receivables of $74,398 at our prior fiscal year end.

During 2005, the Company completed five private placements and three debt conversions of common shares, as described below:

Equity Placements 2005

In October 2005, the Company issued 1,509,026 units at $0.18 per unit, for total cash and debt settlement proceeds of $271,625. Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $253, 517 and $18, 108 have been allocated to the common shares and warrants, respectively. Each of the 754,514 warrants entitled the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.

In May 2005, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400. Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $207,726 and $25,674 have been allocated to the common shares and warrants, respectively. Each of the 583,000 warrants entitled the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006. A director of the Company subscribed for 200,000 units of the placement.

In March 2005, the Company issued 1,000,000 units for the aggregate proceeds of $120,000 (US$100,000). The 1,000,000 units issued had a subscription price of $0.12 (US$0.10) per unit. Each unit consisted of one common share and one-half of a purchase warrant. Of the net proceeds, $83,000 and $37,000 have been allocated to the common shares and warrants, respectively. Each warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 (US$0.15) until one year after the closing date. The subscriber to the private placement was a private investment group from the United Sates.

In February 2005, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000. Each unit consisted of one common share and one common share purchase warrant. Of the net proceeds, $171,494 and $46,506 have been allocated to the common shares and warrants respectively. Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

In November 2004, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550. Each unit consists of one common share and one common share purchase warrant, Of the net proceeds, $177,277 and $27,273 have been allocated to the common shares and warrants respectively. Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 in year two, until expiry on November 30, 2006.

In October 2005, 100,000 units at $0.15 per unit (paid-in amounts) were returned to treasury, 100,000 warrants at $0.20 per share were cancelled and 759,999 warrants with an exercise price of $0.20 expired. The value of the warrants that were cancelled and expired of $21,440 has been transferred to contribute surplus. These shares and warrants were originally issued on February 2005. The Company used the Black-Scholes option pricing model to calculate fair value of the warrants issued.

Shares for debt conversion 2005

In August 2005, the Company completed a shares for debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Company were issued at a deemed price of $0.25 to a director of the Company for the cancellation of debt with respect to the purchase of technology software from Cignal Technologies, LLC.

In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances. Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to the 2005 share placements totaled $77,652.

Equity placements 2004

During 2004, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

On March 16, 2004, the Company issued 1,240,000 common shares and 1,240,000 detachable warrants for proceeds of $124,000. Of the net proceeds, $64, 480 and $59,520 have been allocated to common shares and warrants, respectively. The warrants, which have an exercise price of $0.12, are immediately exercisable and expire on March 16, 2006.

On August 30, 2004, the Company issued 1,212,000 common shares and 1,212,000 detachable warrants for proceeds of $121,000. of the net proceeds, $82,216 and $38,784 have been allocated to common shares and warrants, respectively. The warrants, which have an exercise price of $0.12, are immediately exercisable and expire on March 16, 2006.

On October 22, 2004, the Company issued 759,999 common shares and 759,999 detachable warrants for proceeds of $114,000. Of the net proceeds, $95,760 and $18,240 have been allocated to common shares and warrants, respectively. The warrants, which have an exercise price of $0.20, are immediately exercisable and expire on October 2, 2005.

The issue costs relating to these placements totaled $9,800.

In order to fund operations for the next 12-month period, sufficient funds will need to be raised through private placements. Upon completion of our business plan we expect to raise additional funds to support the current and future operations over a longer period. Our continuation as a going concern is dependent upon our ability to obtain equity capital and financing for working capital requirements. We have incurred significant operating losses to date and we cannot predict if ever we will earn operating income. As a result, there can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail our operations. In the event that future financings are not available at terms acceptable to us, the Company believes it has sufficient funds to continue for the next twelve months with a significant reduction in operations.

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

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

As of October 31, 2005, our directors were as follows:

Name of Director	Age
Dr. Kenneth Powell	61
Michael Gossland	51
Philip S. Carrozza	44
Robert Roddick	61
Richard Sharples	68

As of October 31, 2005, our executive officers were as follows:

Executive Officers	Age	Office
Dr. Kenneth W. Powell	61	President and Chief Executive Officer
Michael Gossland	51	Secretary and Chief Technology Officer
David Terk	33	Chief Financial Officer of Titan USA

In January 2006, David Terk was appointed Chief Financial Officer of Titan USA.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Kenneth W. Powell, DDS, B.Sc., is a graduate of the University of Alberta, holding Bachelor of Science (1966) and Doctor of Dentistry (1970) degrees. Since 1970, he has been a self-employed dentist with a dental practice in the Edmonton, Alberta area. Since December 2002, Dr. Powell has acted as President, Chief Executive Officer and a director of Titan, as well as a director and the Chief Financial Officer of Firestone Ventures Inc., a junior mining exploration company that is reporting in British Columbia and Alberta and trades on the TSX Venture Exchange.

Michael Gossland, M.Sc., P.Eng., is our Chief Technology Officer, Secretary and a director. Mr. Gossland has held such positions since 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his Master of Science degree from the University of Saskatchewan in 1978. In

1989, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario). From 1986 to 1991, Mr. Gossland was Software Project Manager for Sciex, a division of MDS Health Group Inc. of Toronto, Ontario. In 2004, he joined APEG of BC and transferred his Professional Engineering License from Ontario to British Columbia.

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

David Terk, Mr. Terk holds a Certified Public Accountant’s license in the State of New York, and a Bachelor of Science in Accounting from the University of Maryland.  After three years in the field of public accounting, Mr. Terk entered the equity trading industry in 1997.  Mr. Terk formed the private equity trading firm Valkyrie Management Corporation, where he actively traded equities.  In 1998, Mr. Terk helped create Livetrade.com/Alex Moore Inc.  Livetrade became one of the first companies to bring direct access Level 2 trading to the Internet.  It was there Mr. Terk earned his series 27 license and served as the company’s Financial Operations Principal.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors or officers.

B.            Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2005.

•

Dr. Kenneth Powell – President, Chief Executive Officer, Acting Chief Financial Officer  – $60,000

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2005.

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

During the fiscal year ended October 31, 2005, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

•

Mr. Michael Gossland – $120,000

•

Mr. Philip Carrozza – $120,000

On December 22, 2003, options with an exercise price of $0.10 and an expiry date of December 22, 2008 were granted to the following directors:

•

Mr. Michael Gossland – 500,000 options

•

Mr. Philip Carrozza – 500,000 options

•

Dr. Kenneth Powell – 400,000 options

On February 16, 2005, options with an exercise price of $0.155 and an expiry date of February 16, 2010 were granted to the following directors and/or officers:

•

Mr. Robert Roddick – 50,000 options

•

Mr. Michael Gossland – 10,000 options

•

Ms. Margo Kaufmann – 15,000 options (1)

On March 1, 2005, options with an exercise price of $0.25 and an expiry date of March 1, 2010 were granted to the following directors and/or officers:

•

Mr. Michael Gossland – 120,000 options

•

Mr. Phillip Carrozza – 120,000 options

•

Mr. Kenneth Powell – 120,000 options

•

Ms. Margo Kaufmann – 185,000 options (1)

•

Mr. Robert Roddick – 25,000 options

On July 5, 2005, options with an exercise price of $0.135 and an expiry date of July 5, 2010 were granted to the following director:

•

Mr. Richard Sharples – 50,000 options

(1)

Options granted to Ms. Margo Kaufmann expired on March 16, 2006.

C.            Board Practices

Dr. Powell, Mr. Gossland and Mr. Carrozza have acted as our directors since December 23, 2002, September 15, 1995, and June 6, 2003, respectively. All such individuals were re-elected as directors at our annual general meeting of shareholders held on April 22, 2005. Mr. Roddick was appointed a director on November 29, 2004, and Mr. Sharples was elected as a director at our Annual and Special Meeting of Shareholders held on April 22, 2005.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election, or their earlier resignation or removal. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

No directors or officers have service contracts with us, nor are they entitled to any termination benefits, except for the consulting agreements entered into in February 2006, with each of Cignal and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.

As of April 26, 2006, our audit committee was comprised of Mr. Gossland, Mr. Roddick and Mr. Sharples. Mr. Roddick was appointed a Director and member of the Audit Committee on November 29, 2004. Mr. Sharples was appointed a Director and member of the Audit Committee on April 22, 2005.

The audit committee is responsible for, among other things, monitoring the integrity and adequacy of our financial information, and for recommending to our board of directors their selection of independent auditors for us.

The Audit Committee of the Company currently consists of Messrs. Gossland, Sharples, and Roddick.  Mr. Roddick and Mr. Sharples are independent members of the audit committee, and all members are financially literate.  Mr. Roddick has been designated a financial expert.  The charter of the Company’s audit committee is as follows:

I.

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors of the Company (the “Titan Directors”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Titan Directors.

II.

Composition

The Committee shall be comprised of three directors as determined by the Titan Directors, the majority of whom shall be independent directors, pursuant to the policies of the TSX Venture Exchange.

At least one member of the Committee shall have accounting or related financial management expertise.  It is the goal of the Company that all members of the Committee are financially literate.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Titan Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the Titan Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Titan Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

IV.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.

Review and update the Charter annually.

2.

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.

Require the external auditors to report directly to the Committee.

4.

Review annually the performance of the external auditors who shall be ultimately accountable to the Titan Directors and the Committee as representatives of the shareholders of the Company.

5.

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company and confirming their independence from the Company.

6.

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.

Take, or recommend that the Titan Directors take, appropriate action to oversee the independence of the external auditors.

8.

Recommend to the Titan Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9.

Review with management and the external auditors the terms of the external auditors’ engagement letter.

10.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

11.

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

12.

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of Titan Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

14.

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

15.

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

16.

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

17.

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19.

Review any significant disagreement among management and the external auditors regarding financial reporting.

20.

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21.

Review certification process.

22.

Establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

23.

Review any related-party transactions.

V.

Authority

The Committee may:

(a)

engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors employed by the Committee; and

(c)

communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Company’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

We have not appointed a remuneration committee.

D.            Employees

We do not have any employees, as all services are contracted to consultants.  We have 5 consultants in Canada, 5 consultants in the United States and 1 consultant in the United Kingdom.

E.            Share Ownership

As of April 26, 2006, we had 28,237,629 common shares issued and outstanding. As of April 26, 2006, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	8,782,557 (1)	28.89%
Philip S. Carrozza	2,170,000 (2)	7.52%
Michael Gossland	1,565,093 (3)	5.35%
Robert F. Roddick	161,667 (4)	0.57%
David Terk	150,000 (5)	0.53%
Richard Sharples	50,000 (6)	0.18%
All officers and directors as a group	12,879,317	43.04%

Notes:

(1)   Includes (A) 400,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 400,000 common shares underlying warrants that are exercisable any time after March 31, 2005 at an exercise price of $0.20 per common share until November 30, 2005 and then at $0.25 until November 30, 2006; (D) 300,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007; (E) 1,200,000 common shares held in escrow by TTN Escrow Capital Corp.; (F) 117,000 common shares that are held by Cameron Powell, the son of Dr. Powell; (G) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Cameron Powell, the son of Dr. Powell; (H) 117,000 common shares that are held by Carson Powell, the son of Dr. Powell; (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Carson Powell, the son of Dr. Powell; (J) 1,696,600 common shares that are held by Karen Powell, the wife of Dr. Powell; (K) 200,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Karen Powell, the wife of Dr. Powell; (L) 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.27 per common share and expire on May 19, 2006; (M) 468,958 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share and expire on October 13, 2007; and (N) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share until February 1, 2007 and then at $0.40 until February 1, 2008.

(2)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; and (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share until March 1, 2010.

(3)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share and expire March 1, 2010; (D) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; and (E) 517,500 common shares held by Sybille Gossland, the wife of Mr. Gossland.

 (4)

Includes (A) 50,000 common shares issuable pursuant to stock options granted under our stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of $0.155 per share and expire February 16, 2010; and (B) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share until March 1, 2010; and (C) 66,667 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007.

(5)

Includes 50,000 common shares underlying warrants that are exercisable any time after February 1, 2006 at an exercise price of $0.30 per common share until February 1, 2007 and then at $0.40 until February 1, 2008

(6)

Includes 50,000 common shares issuable pursuant to stock options granted under our stock option plan that vest over an 18-month period commencing July 5, 2005 and are exercisable at an exercise price of $0.135 per share and expire July 5, 2010.

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

As of April 26, 2006, we had 28,237,629 common shares issued and outstanding. As of April 26, 2006, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	8,782,557 (1)	28.89%
Phillip Carrozza	2,170,000 (2)	7.52%
Karen Powell	1,896,600 (3)	6.67%
Michael Gossland	1,565,093 (4)	5.35%

Notes:

(1)   Includes (A) 400,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 400,000 common shares underlying warrants that are exercisable any time after March 31, 2005 at an exercise price of $0.20 per common share until November 30, 2005 and then at $0.25 until November 30, 2006; (D) 300,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007; (E) 1,200,000 common shares held in escrow by TTN Escrow Capital Corp.; (F) 117,000 common shares that are held by Cameron Powell, the son of Dr. Powell; (G) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Cameron Powell, the son of Dr. Powell; (H) 117,000 common shares that are held by Carson Powell, the son of Dr. Powell; (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Carson Powell, the son of Dr. Powell; (J) 1,696,600 common shares that are held by Karen Powell, the wife of Dr. Powell; (K) 200,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Karen Powell, the wife of Dr. Powell; (L) 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.27 per common share and expire on May 19, 2006; (M) 468,958 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share and expire on October 13, 2007; and (N) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share until February 1, 2007 and then at $0.40 until February 1, 2008.

(2)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; and (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share until March 1, 2010.

(3)

Includes 200,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of $0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007.

(4)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share and expire March 1, 2010; (D) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; and (E) 517,500 common shares held by Sybille Gossland, the wife of Mr. Gossland.

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

The preferred shares may from time to time be issued in one or more series.  The directors may fix from time to time before such issue, the number of preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares including, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  The preferred shares are non-voting.

Of our 69 registered shareholders as at April 26, 2006, 51 were Canadian residents representing 24,008,462 common shares or 85% of our 28,237,629 issued and outstanding common shares as of that date.

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

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal, which is owned and operated by a director and officer of the Company, Mr.  Philip Carrozza,  agreed to provide an exclusive 99-year license to the Company for the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company is required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option with respect to additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

On November 4, 2004, the Company entered into a transaction to purchase the TOPS Technology from Cignal and paid Mr. Carrozza an amount of $62,335. However, the transaction was not completed and the paid amount was classified as a receivable. If the transaction is not restructured or is otherwise not completed in the near-term, the amount will be repaid to the Company.

In February 2006, we entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal, a company wholly-owned by Mr. Carrozza, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, we will issue to Cignal and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be issued in 1,000,000 share increments in each of 2007 and 2008 and 1,000,000 performance warrants.  The Software Transfer Agreement provides Cignal with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

We have also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the Software Transfer Agreement, we will issue Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland are exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants is conditional upon the 20 day average stock price on these dates as reported by the TSX Venture Exchange being no less than $1.00 and $2.00 per share respectively.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.

The newly completed software transfer agreements are subject to shareholder and regulatory approval of the transfers of the software and the issuance of securities,  and upon such approval the Licensing Agreement will terminate and give us full ownership of the software developed to date as well as into the future.  All of the securities issued in connection with the software transfer agreements are subject to a four month hold period.

The Software Transfer Agreements will be tabled for approval by our shareholders at the annual and special meeting scheduled for May 5, 2006.

Management fees and research and development costs of $715,145 (2004 - $200,250) were paid to officers and directors of the Company during 2005.

As at October 31, 2005, $20,559 was due an officer and director; such amount was unsecured and non-interest bearing.  Subsequent to fiscal year end 2005, this amount was repaid by the Company.

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

We have never paid any dividends, and any earnings in the foreseeable future will be re-invested in our development. Under the Business Corporations Act (Alberta), the directors of a Company who vote for, or consent to, a resolution authorizing the payment of a dividend if a Company is insolvent or the payment renders the Company insolvent are jointly and severally liable to the Company to restore to the Company any loss or damage suffered by the Company as a result.

B.            Significant Changes

There have been no significant changes since the date of the audited financial statements included herein other than those disclosed herein.  See “Item 5.B. – Liquidity and Capital Resources”.

ITEM 9:    THE OFFER AND LISTING

A.            Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol “TTA” and on the Over-The-Counter Bulletin Board under symbol “TITAF”. Our shares have traded on the TSX Venture Exchange, and on its predecessors, the Canadian Venture Exchange, and the Vancouver Stock Exchange. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges:

Period	High	Low

Fiscal Year

November 1, 2000 to October 31, 2001	$1.20	$0.20
November 1, 2001 to October 31, 2002	$0.32	$0.03
November 1, 2002 to October 31, 2003	$0.22	$0.02
November 1, 2003 to October 31, 2004	$0.26	$0.08
November 1, 2004 to October 31, 2005	$0.44	$0.085

Fiscal Quarter

November 2003 to January 2004	$0.15	$0.08
February 2004 to April 2004	$0.185	$0.11
May 2004 to July 2004	$0.26	$0.15
August 2004 to October 2004	$0.18	$0.105
November 2004 to January 2005	$0.145	$0.085
February 2005 to April 2005	$0.44	$0.145
May 2005 to July 2005	$0.25	$0.085
August 2005 to October 2005	$0.22	$0.13
November 2005 to January 2006	$0.21	$0.14
February 2006 to April 26, 2006	$0.37	$0.11

Month

October 2005	$0.22	$0.13

November 2005	$0.21	$0.16
December 2005	$0.18	$0.15
January 2006	$0.175	$0.14
February 2006	$0.185	$0.11
March 2006	$0.22	$0.15
April 1 – 26, 2006	$0.37	$0.24

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board:

Period	High	Low

Fiscal Year

November 1, 2000 to October 31, 2001	$0.875	$0.13
November 1, 2001 to October 31, 2002	$0.25	$0.02
November 1, 2002 to October 31, 2003	$0.15	$0.01
November 1, 2003 to October 31, 2004	$0.15	$0.06
November 1, 2004 to October 31, 2005	$0.38	$0.06

Fiscal Quarter

November 2003 to January 2004	$0.15	$0.06
February 2004 to April 2004	$0.14	$0.06
May 2004 to July 2004	$0.15	$0.08
August 2004 to October 2004	$0.15	$0.13
November 2004 to January 2005	$0.08	$0.06
February 2005 to April 2005	$0.48	$0.06
May 2005 to July 2005	$0.22	$0.06
August 2005 to October 2005	$0.19	$0.092
November 2005 to January 2006	$0.19	$0.105
February 2006 to April 26, 2006	$0.335	$0.13

Month	High	Low
October 2005	$0.19	$0.095
November 2005	$0.175	$0.15
December 2005	$0.19	$0.124
January 2006	$0.153	$0.105
February 2006	$0.167	$0.15
March 2006	$0.20	$0.13
April 1 – 26, 2006	$0.335	$0.209

B.            Plan of Distribution

Not applicable.

C.            Markets

Our common shares trade on the TSX Venture Exchange under symbol “TTA” and on the Over-The-Counter Bulletin Board under symbol “TITAF”. Our shares have traded on the TSX Venture Exchange, and on its predecessors, the Canadian Venture Exchange, and the Vancouver Stock Exchange.

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

C.            Material Contracts

Pursuant to a License Agreement dated June 6, 2003, Cignal agreed to provide an exclusive 99-year license to the Company of the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company is required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the TOPS Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option over additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

On November 4, 2004, the Company entered into a transaction to purchase the TOPS Technology from Cignal and paid Mr. Carrozza an amount of $62,335. However, the transaction was not completed and the paid amount was classified as a receivable. If the transaction is not restructured or is otherwise not completed in the near-term, the amount will be repaid to the Company.

In February 2006, we entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal, a company wholly-owned by Mr. Carrozza, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, we will issue to Cignal and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be issued in 1,000,000 share increments in each of 2007 and 2008 and 1,000,000 performance warrants.  The Software Transfer Agreement provides Cignal with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

We have also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the Software Transfer Agreement, we will issue Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland are exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants are exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants is conditional upon the 20 day average stock price on these dates as reported by the TSX Venture Exchange being no less than $1.00 and $2.00 per share respectively.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.

The newly completed Software Transfer Agreements are subject to shareholder and regulatory approval of the transfers of the software and the issuance of securities, and upon such approval the Licensing

Agreement will terminate and give us full ownership of the software developed to date as well as into the future.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.

The Software Transfer Agreements will be tabled for approval by our shareholders at the annual and special meeting scheduled for May 5, 2006.

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

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

U.S. Holders.

As used herein, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

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

Currency Gain or Loss. In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, a U.S. Holder that is an individual and whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend not Eligible for Reduced Tax Rate. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code if we were not a Passive Foreign Investment Company (“PFIC”). A corporation that is properly described as a “Foreign Personal Holding Company” (prior to repeal of these rules for taxable years of U.S. Holders beginning after December 31, 2004), a “Foreign Investment Company” (prior to repeal of these rules for taxable years of U.S. Holders beginning after December 31, 2004) or a PFIC, each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

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

Management Believes Company is a Passive Foreign Investment Company.

General Discussion. We believe that we qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2004, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of these three alternative tax regimes. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2004 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2005. There can be no assurance that our determination concerning our PFIC status will not be challenged.

Generally Applicable PFIC Rules. If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules (discussed below) during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of the U.S. Holder’s common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

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

Mark-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election. A U.S. Holder who elects in a timely manner to treat us as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on the U.S. Holder’s pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income, such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.    Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  For tax years of U.S. Holders beginning after October 22, 2004, unused foreign tax credits can generally be carried back one year and forward ten years.  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

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

Foreign Personal Holding Company.   These rules are repealed for tax years of U.S. Holders beginning after December 31, 2004 ..  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of our gross income for such year is “foreign personal holding Company income” as defined in Section 553 of the Code ( e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), we may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of our common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding Company income” to the extent we do not actually distribute such income.

We do not believe that we currently qualify as a FPHC although there can be no assurance that we will not be considered a FPHC for the current taxable year.

Foreign Investment Company.   These rules are repealed for tax years of U.S. Holders beginning after December 31, 2004 ..  If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, we may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gain.

We do not believe that we currently qualify as a FIC although there can be no assurance that we will not be considered a FIC for the current taxable year.

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

PART II

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, arrearages or delinquencies with respect to indebtedness or the payment of dividends,.

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

B.            Management/Annual Report on Internal Controls over Financial Reporting

N/A

C.            Attestation Report of the Registered Public Accounting Firm

N/A

D.            Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Margo Kaufmann resigned as Chief Financial Officer of our company on June 21, 2005.

David Terk was appointed Chief Financial Officer of Titan USA on January 6, 2006.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, our board of directors had made the determination that two audit committee financial experts, Mr. Robert F. Roddick and Mr. Richard J. Sharples, serve on the audit committee. Also, we believe that Mr. Roddick and Mr. Sharples are “independent” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B:    CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officers as such a code is not required under applicable Canadian laws.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche, LLP (“Deloitte”), audited our financial statements for the years ended October 31, 2005, and 2004.

Audit Fees

Fees billed by Deloitte for professional services totaled $60,000 for the year ended October 31, 2005, and $30,000 for the year ended October 31, 2004. Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit–Related Fees

None.

Tax Fees

Fees for tax services by Deloitte, including fees for review of our consolidated federal income tax return, totaled $1,500 for the 2005 tax year and $1,500 for the 2004 tax year.

All other Fees

During the fiscal years ended October 31, 2005 and October 31, 2004, Deloitte did not bill for any products or services other than as described above.

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

There were no fees in 2005 and 2004 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2004 to November 30, 2004	508,500(1)	$0.127	Nil	400,000(2)
December 1, 2004 to December 31, 2004	200,000(3)	-	Nil	Nil
January 1, 2005 – January 31, 2005	742,533(4)	$0.12	742,533(4)	Nil

February 1, 2005 to February 28, 2005	366,667(5)	$0.168	366,667(5)	842,260(6)
March 1, 2005 to March 31, 2005	Nil	$0.25	Nil	570,000(7)
April 1, 2005 to April 30, 2005	Nil	N/A	Nil	Nil
May 1, 2005 to May 31, 2005	200,000(8)	$0.235	200,000(8)	100,000(8)
June 1, 2005 to June 30, 2005	Nil	N/A	Nil	Nil
July 1, 2005 to July 31, 2005	250,000(3)	$0.135	Nil	50,000(9)
August 1, 2005 to August 31, 2005	1,050,000(9)	$0.25	1,050,000(9)	Nil
September 1, 2005 to September 30, 2005	Nil	N/A	Nil	Nil
October 1, 2005 to October 31, 2005	937,916(11)	$0.24	937,916(11)	468,958(11)

Notes:

(1)

Open market transactions.

(2)

400,000 common shares underlying warrants that are exercisable at an exercise price of $0.20 per common share on or before November 30, 2005 and at $0.25 on or before November 30, 2006.

(3)

Private transfer.

(4)

742,533 common shares issuable pursuant to a debt settlement transaction.  The total debt extinguished was $209,809.  The common shares in the capital of the Company were issued at a deemed price of $0.12.  The transaction was publicly announced on January 10, 2005.

(5)

366,667 common shares issued pursuant to a private placement at $0.15 per share.  The private placement was publicly announced on February 16, 2005.

(6)

Includes 475,593 common shares issuable pursuant to stock options granted under our stock option plan of which 237,796 are vested and fully exercisable, 118,898 will vest on February 16, 2005 and the remaining 118,899 will vest August 16, 2006 all exercisable at an exercise of $0.155 per share and expire February 10, 2010 and 366,667 common shares underlying warrants that are exercisable at an exercise price of $0.20 per common share on or before February 14, 2006, and at $0.25 on or before February 14, 2007.  The grant of options was publicly announced February 16, 2005.

(7)

570,000 common shares issuable pursuant to stock options granted under our stock option plan of which 285,000 are vested and fully exercisable, 142,500 will vest on March 1, 2006 and the remaining 142,500 will vest September 1, 2006 all exercisable at an exercise price of $0.25 per share and expire March 1, 2010.  The grant of options was publicly announced March 1, 2005.

(8)

200,000 common shares issued pursuant to a private placement at $0.20, and 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.27 per common share and expire May 19, 2006.  The private placement was publicly announced on May 19, 2005.

(9)

50,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which 12,500 are vested and fully exercisable, 12,500 will vest on January 5, 2006, 12,500 will vest on July 5, 2006 and the remaining 12,500 will vest January 5, 2007 all exercisable at an exercise price of $0.135 per share and expire July 5, 2010.  The grant of options was publicly announced July 5, 2005.

(10)

1,050,000 common shares issuable pursuant to a debt settlement transaction.  The total debt extinguished was $262,500.  The common shares in the capital of the Company were issued at a deemed price of $0.25.  The transaction was publicly announced on August 5, 2005.

(11)

937,916 common shares issued pursuant to a private placement at $0.18, and 468,958 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share and expire October 13, 2007.  The private placement was publicly announced on October 14, 2005.

PART III

ITEM 17:    FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

•

our balance sheets as at October 31, 2005 and October 31, 2004;

•

statements of operations and deficit for the periods ended October 31, 2005, 2004 and 2003;

•

statements of cash flows for the periods ended October 31, 2005, 2004 and 2003;

The consolidated financial statements as at and for the years ended October 31, 2005 and October 31, 2004 were audited by Deloitte & Touche LLP, our Independent Registered Chartered Accountants.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 14. All figures are expressed in Canadian dollars.

Deloitte & Touche LLP

2000 Manulife Place

10180 - 101 Street

Edmonton AB  T5J 4E4

Canada

Tel: (780) 421-3611

Fax: (780) 421-3782

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of

Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2005 and October 31, 2004, and the consolidated statements of operations and deficit and consolidated statements of cash flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004, and the results of its operations and its cash flows for the three-year period ended October 31, 2005, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

On February 24, 2006, we reported separately to the shareholders of the Company on financial statements for the same period prepared in accordance with Canadian generally accepted accounting principles, which excluded Note 14 on Reconciliation to Accounting Principles Generally Accepted in the United States.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Edmonton, Alberta, Canada

February 24, 2006

Comments by Independent Chartered Accountants for U.S. Readers on Canada – U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 24, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the Company’s financial statements. As discussed in Note 2 to the consolidated financial statements the Company has adopted CICA handbook section 3780, accounting for stock-based compensation.  Our report to the shareholders, dated February 24, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Edmonton, Alberta, Canada

February 24, 2006

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of Alberta)
Consolidated Balance Sheets
October 31, 2005

	2005	2004

ASSETS

CURRENT
Cash and cash equivalents	$ 109,191	$ -
Goods and services tax receivable	9,437	11,663
Deposit on technology software (Note 4)	62,735	62,735
Prepaid expenses	704	-
	182,067	74,398

PROPERTY AND EQUIPMENT (Note 5)	30,999	19,055
	$ 213,066	$ 93,453
LIABILITIES

CURRENT
Bank indebtedness	$ -	$ 2,236
Accounts payable and accrued liabilities	167,701	172,446
Loans and advances (Note 6)	91,359	223,962
	259,060	398,644
CAPITAL DEFICIENCY

Share capital (Note 7)	5,293,505	3,948,594
Contributed surplus (Note 7)	222,894	11,200
Warrants (Note 7)	229,025	116,544
Deficit	(5,791,418)	(4,381,529)
	(45,994)	(305,191)
	$ 213,066	$ 93,453
Continuing Operations (Note 1)

APPROVED BY THE BOARD
Signed "Richard Sharples", Director
Signed "Robert F. Roddick", Director
TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of Alberta)
Consolidated Statements of Operations and Deficit
Year ended October 31, 2005

	2005	2004	2003
Software and subscription sales	$ -	$ -	$ -
EXPENSES
Advertising and marketing	19,315	7,939	1,236
Amortization	8,722	4,247	1,766
Bank charges and interest	1,752	1,414	1,289
Business development fees	101,982	-	-
Loss on foreign exchange	47	-	-
Management, consulting and
administration fees (Note 9)	238,423	112,720	110,586
Office, telephone and miscellaneous	48,520	20,401	3,748
Professional fees	139,207	120,299	25,244
Rent	29,770	11,738	-
Research and development expenses (Note 9)	609,130	139,488	-
Salaries and benefits	-	-	507
Shareholder communications	112,660	19,616	14,331
Travel	33,761	19,727	3,430
	1,343,289	457,589	162,137
NET LOSS FOR THE YEAR	(1,343,289)	(457,589)	(162,137)
DEFICIT, BEGINNING OF YEAR	(4,381,529)	(3,923,940)	(3,761,803)
PRIOR PERIOD ADJUSTMENT (Note 2)	(66,600)	-	-
DEFICIT, BEGINNING OF YEAR (restated)	(4,448,129)	-	-
DEFICIT, END OF YEAR	$(5,791,418)	$(4,381,529)	$(3,923,940)

BASIC AND DILUTED LOSS PER SHARE	$ (0.07)	$ (0.04)	$ (0.02)
WEIGHTED AVERAGE NUMBER OF
SHARES USED TO CALCULATE
BASIC AND DILUTED LOSS
PER SHARE	18,397,266	10,809,501	9,812,966

TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of Alberta)
Consolidated Statement of Cash Flows
Year ended October 31, 2005

	2005	2004	2003
OPERATING
Net loss for the year	$(1,343,289)	$(457,589)	$(162,137)
Adjustments for non-cash items
Amortization	8,722	4,247	1,766
Research and development expenses (Note 9)	262,500	-	-
Share option expense (Note 7)	123,654	11,200	-

Net changes in non-cash working capital balances
Goods and services tax receivable	2,226	(1,048)	(8,319)
Prepaid expenses	(704)	-	-
Accounts payable and accrued liabilities	(4,745)	136,500	(18,034)
	(951,636)	(306,690)	(186,724)
INVESTING
Loan receivable	-	(62,735)	-
Purchase of property and equipment	(20,666)	(18,292)	(1,776)
	(20,666)	(81,027)	(1,776)
FINANCING
Issue of common shares and warrants net of issue costs	1,021,523	349,200	-
Redemption of common shares	(15,000)	-	-
Loans and advances	77,206	35,578	188,384
	1,083,729	384,778	188,384
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	111,427	(2,939)	(116)
(BANK INDEBTEDNESS) CASH AND CASH
EQUIVALENTS, BEGINNING OF YEAR	(2,236)	703	819
CASH AND CASH EQUIVALENTS
(BANK INDEBTEDNESS), END OF YEAR	$ 109,191	$ (2,236)	$ 703
CASH USED IN OPERATING ACTIVITIES
Bank charges and interest	$ 1,752	$ 1,414	$ 1,289

TITAN TRADING ANALYTICS INC.

(Incorporated under the laws of Alberta)

Notes to the Consolidated Financial Statements

Year ended October 31, 2005

1.

CONTINUING OPERATIONS

The consolidated financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has no revenue in 2005 and has a working capital deficiency of $76,993 (2004 - $324,246).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 12), obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006.  However, management can provide no assurance with regard thereto.

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

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options will be calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The current year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in the prior year, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp. and Titan Trading USA, LLC which were formed during fiscal year 2005.  The amounts are in the normal course of business and are recorded at the current exchange rate.  All inter-company balances and transactions have been eliminated on consolidation.

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

Office furniture is recorded at cost and is amortized at 20% declining balance per annum.

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

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of capital assets and the fair value of financial instruments.

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

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 7.

4.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was characterized as a loan receivable from a director in 2004. During 2005, the Company commenced negotiations to purchase intellectual property from the director.  If an agreement is not reached, the amount will be refundable to the Company.  The amount is unsecured and non-interest bearing.

5.

PROPERTY AND EQUIPMENT

		2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer
equipment	$ 50,843	$ 21,546	$ 29,297	$ 32,068	$ 13,013	$ 19,055
Office furniture
Software	1,891	189	1,702	-	-	-
development
costs	947,877	947,877	-	947,877	947,877	-
	$ 1,000,611	$ 969,612	$ 30,999	$ 979,945	$ 960,890	$ 19,055

6.

LOANS AND ADVANCES

Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment. Included in $91,359 (2004 - $223,962) is $20,559 (2004 - $103,256) due to a director of the Company and his associated company.

7.

SHARE CAPITAL

	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Unlimited number of
common shares and
unlimited number of
preferred shares

Issued and
outstanding,
beginning of year	13,024,965	$ 3,948,594	9,812,966	$ 3,715,938	9,812,966	$ 3,715,938

Private placements	5,455,110	878,014	3,211,999	242,456	-	-
Exercise of warrants	430,000	72,240	-	-	-	-
Shares issued for debt	3,736,324	472,309	-	-	-	-
Share issuance costs	-	(77,652)	-	(9,800)	-	-
Issued and
outstanding,
end of year	22,646,399	$ 5,293,505	13,024,965	$ 3,948,594	9,812,966	$ 3,715,938

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation for costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.

At October 31, 2005, no preferred shares have been issued.

At October 31, 2005, 1,500,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

7.

SHARE CAPITAL (continued)

The Company has options outstanding under the stock option plan as follows:

	2005		2004
		Weighted-		Weighted-
		Average		Average
	Common	Exercise	Common	Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of period	1,700,000	$ 0.10	360,000	$ 0.25

Granted	1,810,593	0.22	2,050,000	0.10
Cancelled or expired	(25,000)	0.25	(710,000)	0.10
Outstanding at end of period	3,485,593	0.16	1,700,000	0.10
Exercisable at end of period	2,580,296	0.14	1,700,000	0.10

The following table summarizes information on share options outstanding and executable at October 31, 2005:

Share options outstanding and exercisable
		Weighted-
		Average
		Remaining
	Number	Contractual
Exercise Price	Outstanding	Life (years)
$ 0.100	1,500,000	3.1
$ 0.120	200,000	3.5
$ 0.155	510,593	4.3
$ 0.250	1,225,000	4.3
$ 0.135	50,000	4.8
$ 0.160	3,485,593	4.0

In accordance with CICA Handbook Section 3870, compensation for costs for stock options issued will be calculated using the Black-Scholes option pricing model. During fiscal year ended October 31, 2005, 1,810,593 options were granted to employees and consultants of the Company and 25,000 options were cancelled, resulting in an additional charge to management and consulting fees and contributed surplus of $123,654 (2004 - $11,200). During the 2004 fiscal year, the Company issued 1,850,000 options on December 22, 2003, to employees and 200,000 options on May 10, 2004, to consultants of the Company.

7.

SHARE CAPITAL (continued)

The increase to contributed surplus in 2005 is due to the change in accounting policy of $66,600 as disclosed in Note 2, $123,654 noted above and $21,440 relating to the expired and cancelled warrants in the year.

The Company uses the Black-Scholes option pricing model to value the options at each grant date under the following weighted-average assumptions:

2005

Weighted-average grant date fair value per share option	$ 0.09
Expected dividend rate	0%
Expected volatility	144.63%
Risk-free interest rate	4%
Expected life of options in years	5 years

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

During the year, the Company issued share purchase warrants on a one-to-one basis with the private placements of common shares which are summarized below:

	2005		2004		2003
Warrants	Warrants	Amount	Warrants	Amount	Warrants	Amount
Issued and
outstanding,
beginning of year	$ 3,211,999	$ 116,544	-	$ -	-	$ -
Equity placements	4,655,014	154,561	3,211,999	116,544	-	-
Exercised	(430,000)	(20,640)	-	-	-	-
Expired and cancelled	(859,999)	(21,440)	-	-	-	-
Issued and
outstanding,
end of year	$ 6,577,014	$ 229,025	3,211,999	$116,544	$ -	$ -

At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.  During current fiscal year ended October 31, 2005, a total of 430,000 warrants were exercised into common shares at $0.12 per share, for aggregate proceeds of $51,600.  The value of the warrants exercised of $20,640 was transferred to share capital.

7.

SHARE CAPITAL (continued)

The following table summarizes information on warrants outstanding at October 31, 2005:

Exercise Prices	Number Outstanding	Expiry Date
$0.12	810,000	March 16, 2006
$0.12	1,212,000	March 16, 2006
$0.20	1,363,667	November 30, 2006
$0.20	1,353,333	February 14, 2007
$0.18	250,000	February 28, 2006
$0.18	250,000	March 14, 2006
$0.27	583,500	May 19, 2006
$0.30	754,514	October 13, 2007
	6,577,014

a)

Equity placements 2005

During 2005, the Company completed five private placements and three debt conversions of common shares:

i)

October 2005, the Company issued 1,509,026 units at $0.18 per unit, for total cash and debt settlement proceeds of $271,625.  Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $253,517 and $18,108 have been allocated to the common shares and warrants respectively. Each of the 754,514 warrants entitled the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.

ii)

May 2005, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Of the net proceeds, $207,726 and $25,674 have been allocated to the common shares and warrants respectively. Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006.  A director of the Company subscribed for 200,000 units of the placement.

iii)

March 2005, the Company issued 1,000,000 units for an amount of $120,000 (US$100,000).  The 1,000,000 units issued had a subscription price of $0.12 (US$0.10) per unit.  Each unit consisted of one common share and one-half of a purchase warrant. Of the net proceeds $83,000 and $37,000 have been allocated to the common shares and warrants respectively.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of  $0.18 (US$0.15) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

7.

SHARE CAPITAL (continued)

iv)

February 2005, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consisted of one common share and one common share purchase warrant. Of the net proceeds, $171,494 and $46,506 have been allocated to the common shares and warrants respectively.   Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

v)

November 2004, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant. Of the net proceeds, $177,277 and $27,273 have been allocated to the common shares and warrants respectively. Each warrant entitles the holder to purchase one common share at $0.20 per share in year one and $0.25 in year two, until expiry on November 30, 2006.

October 2005, 100,000 units at $0.15 per unit (paid-in amounts) were returned to treasury, 100,000 warrants at $0.20 per share were cancelled and 759,999 warrants with an exercise price of $0.20 expired. The value of the warrants that were cancelled and expired of $21,440 has been transferred to contributed surplus. These shares and warrants were originally issued in February 2005.  The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

b)

Shares for debt conversion 2005

i)

August 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Company were issued at a deemed price of $0.25 to a director of the Company for debt related to the purchase of technology software from Cignal Technologies, LLC.

ii)

January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to the 2005 share placements totaled $77,652.

c)

Equity placements 2004

During 2004, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

i)

On March 16, 2004, the Company issued 1,240,000 common shares and 1,240,000 detachable warrants for proceeds of $124,000. Of the net proceeds, $64,480 and $59,520 have been allocated to common shares and warrants, respectively. The warrants, which have an exercise price of $0.12, are immediately exercisable and expire on March 16, 2006.

7.

SHARE CAPITAL (continued)

ii)

On August 30, 2004, the Company issued 1,212,000 common shares and 1,212,000 detachable warrants for proceeds of $121,000. Of the net proceeds, $82,216 and $38,784 have been allocated to common shares and warrants, respectively. The warrants, which have an exercise price of $0.12, are immediately exercisable and expire on March 16, 2006.

iii)

On October 22, 2004, the Company issued 759,999 common shares and 759,999 detachable warrants for proceeds of $114,000. Of the net proceeds, $95,760 and $18,240 have been allocated to common shares and warrants, respectively. The warrants, which have an exercise price of $0.20, are immediately exercisable and expire on October 2, 2005.

The issue costs relating to these placements totaled $9,800.

8.

FUTURE INCOME TAXES

The tax effect of significant temporary differences is as follows:

	2005	2004

Operating loss carry-forwards	$ 1,249,000	$ 1,222,000
Future income tax assets before valuation allowance	1,249,000	1,222,000
Valuation allowance	(1,249,000)	(1,222,000)
Future income tax assets	-	-
Net future income tax liabilities	$ -	$ -

8.

FUTURE INCOME TAXES (continued)

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded. The consolidated financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $3,715,834 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

2006	$ 597,931
2007	725,175
2008	585,785
2009	447,548
2010	185,347
2014	458,893
2015	715,155
$ 3,715,834

 9.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	2005	2004	2003

Management, consulting and administration fees	$ 114,769	$ 80,520	$ 110,586
Research and development expenses	600,376	120,000	-
Loans receivable (Note 4)	-	62,735	-
Loans and advances (Note 6)	20,559	103,256	-

At October 31, 2005, $20,559 (2004 - $103,256) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations and are recorded at the exchange amount, and are unsecured and non-interest bearing.

10.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable and loans and advances. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature. The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

11.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

12.

SUBSEQUENT EVENTS

Subject to regulatory approval, in February 2006 the Company announced that it had entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza with respect to the transfer of certain trading models, suitable for stocks or futures and software based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, Titan will issue to Cignal Technologies and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be warrants. The Software Transfer Agreement provides Cignal Technologies with the right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

Titan has also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software based formulas. Pursuant to the Software Transfer Agreement, Titan will issue to Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants. The Software Transfer Agreement provides Mr. Gossland with a right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

In February 2006, Titan closed an expedited private placement, raising gross proceeds of $636,461, consisting of the issuance of 3,535,897 units at $0.18 per unit. Each unit consisted of one common share and one-half of one common share purchase warrants. The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance thereof, and at a price of $0.40 for the next 12 months, and will expire February 1, 2008.

13.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the year, which was 18,397,266 (2004 – 10,809,501).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation. Consequently, there is no difference between basic loss per common share and diluted loss per common share.

14.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. There are no material variations between the financial position of the Company as at October 31, 2005 and 2004 and the results of operations and cash flows for the three years then ended under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Consolidated statement of Cash flows

Under U.S. GAAP Cash and Cash equivalents for the statement of cash flows does not include bank indebtedness. At the 2004 year end the Company had bank indebtedness amounting $2,236 which would have been shown as a financing cash flow under U.S. GAAP, resulting in the cash reconciled to at the end of 2004 being nil and not ($2,236) as disclosed in the Canadian financial statements.

Escrow shares

Under U.S. GAAP, 1,500,000 common shares held in escrow were considered contingent shares until 2002, at which time the release from escrow is based upon the passage of time. When these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense will be recognized by the Company.

   14.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Loss per share

Under U.S. GAAP, the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares which are considered contingent shares. On that basis:

	2005	2004	2003

Weighted average number of
shares outstanding	18,397,266	10,809,501	9,812,966
Net loss per share	$ (0.07)	$ (0.04)	$ (0.02)

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

Research and development

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  As at October 31, 2005 and 2004 the Company had not deferred any development costs.

Furthermore, under U.S. GAAP, acquired in-process research and development is written off at the time of acquisition and no future income taxes are recognized on this asset. Under Canadian GAAP, acquired in-process research and development is capitalized and amortized over its estimated useful life.  Future income taxes are recognized at the acquisition date on that asset.

14.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

New Accounting Standards

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

SFAS 153

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets", an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company does not expect the impact of this Statement to be material.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the impact of this Statement to be material.

14.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement: permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the impact of this Statement to be material.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year. The Company does not expect the impact of this Standard to be material.

14.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

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

In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company does not expect the impact of this Standard to be material.

ITEM 18:    FINANCIAL STATEMENTS

See “Item 17 – Financial Statements”

ITEM 19:    EXHIBITS

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3***	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
8.1	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Section 302 Certification - Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act 1934
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

*** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 17, 2005.

 SIGNATURES

                    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TITAN TRADING ANALYTICS INC.

Dated: April 26, 2006

By:	/s/ Ken Powell
Dr. Kenneth W. Powell, President and Chief
Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3***	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
8.1	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Section 302 Certification - Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act 1934
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

*** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 17, 2005.