Form 20-F
TITAN TRADING ANALYTICS INC
filed 2007-05-01
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2006

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

None
(Title of Class)

The number of common shares outstanding as of October 31, 2006: 30,814,497

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

TABLE OF CONTENTS

Titan Trading Analytics Inc.
Form 20-F Annual Report

F.	Dividends and Paying Agents	41
G.	Statement by Expert	41
H.	Documents on Display	41
I.	Subsidiary Information	41
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	41
ITEM 12:	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	41

PART II
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	42
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	42
ITEM 15:	CONTROLS AND PROCEDURES	42
A.	Disclosure Controls and Procedures	42
B.	Management / Annual Report on Internal Controls over Financial Reporting	42
C.	Attestation Report of the Registered Public Accounting Firm	42
D.	Changes in Internal Control Over Financial Reporting	42
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	42
ITEM 16B:	CODE OF ETHICS	42
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	42
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	43
ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY AFFILIATED PURCHASES	43

PART III
ITEM 17:	FINANCIAL STATEMENTS	45
ITEM 18:	FINANCIAL STATEMENTS	69
ITEM 19:	EXHIBITS	69

NOTE REGARDING FORWARD–LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places, in this document under the headings “Business Overview”, “Operating and Financial Review and Prospects” and “Trend Information”. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, our history of losses and likelihood of continued losses, our need for additional financing, our desire to acquire certain rights and interests to our software, the potential effect and impact of certain United States and Canadian securities laws on our business activities, the control certain shareholders exercise over us, competition, the market acceptance of our software, our ability to develop and release new software products and services, our dependence upon key personnel, our lack of an experienced sales staff or marketing personnel, the nature of our business, the volatility of the price for our common shares, potential product liability claims, our need for improved intellectual property protection, our common shares being deemed a “penny stock” under United States securities laws, and the potential inability for United States investors to enforce United States judgments against us or our officers or directors and the effect of our PFIC (as defined below) status on our United States shareholders. Additional information concerning these and other factors that could affect our operations or financial results are included in this document under “Item 3.D. – Risk Factors”. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance and achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this report. You should not place undue reliance on such forward-looking statements.

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

	Year Ended October 31,

	2006	2005	2004	2003	2002	2001	2000

Average for Period	0.8831	0.8213	0.7634	0.6880	0.6354	0.6513	0.6792

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March
	2006	2006	2006	2007	2007	2007
High for the Month	0.8965	0.8869	0.8760	0.8586	0.8631	0.8673
Low for the Month	0.8784	0.8715	0.8582	0.8457	0.8437	0.8467

As of April 26, 2007, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$1.1202 (US$1.00 = CDN$0.8927).

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

References to “Titan”, the “Company”, “we” and “us” are references to Titan Trading Analytics Inc.

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:    KEY INFORMATION

A.            Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2006, 2005, 2004, 2003 and 2002. We derived all figures from our financial statements, which were audited by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 15 to our audited financial statements.

	FISCAL YEAR ENDED:
	OCT 31, 2006	OCT 31, 2005	OCT 31, 2004	OCT 31, 2003	OCT 31, 2002
REVENUE	-	-	-	-	$44,935
EXPENSES	$3,607,979	$1,343,289	$457,589	$162,137	$705,997
INTEREST/OTHER INCOME	-	-	-	-	$581
NET LOSS FOR YEAR CDN GAAP	$3,607,979	$1,343,289	$457,589	$162,137	$661,062
NET LOSS FOR YEAR US GAAP	$3,607,979	$1,343,289	$457,589	$162,137	$661,062
NET LOSS PER SHARE CDN GAAP	($0.13)	($0.07)	($0.04)	($0.02)	($0.07)
NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	$(0.13)	($0.07)	($0.04)	($0.02)	($0.10)
NET WORKING CAPITAL	($104,593)	($76,993)	($324,246)	($213,012)	($50,865)
TOTAL ASSETS CDN GAAP	$455,704	$213,066	$93,453	$16,328	$8,115
TOTAL ASSETS US GAAP	$455,704	$213,066	$93,453	$16,328	$8,115
NET ASSETS	($42,158)	($45,994)	($305,191)	($208,002)	($45,865)
CAPITAL STOCK	$6,717,678	$5,293,505	$3,948,594	$3,715,938	$3,715,938
SHARES OUTSTANDING	30,814,497	22,646,399	13,024,965	9,812,966	9,812,966
LONG-TERM OBLIGATIONS	NIL	NIL	NIL	NIL	NIL

We have not, since our incorporation, paid any dividends on any of our shares and presently have no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The risk factors set forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement we make. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on our actual financial and other results.

We have had a history of losses and there is a likelihood of continuing operating losses.

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2006 is $9,399,397. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2006, we had $314,450 cash and receivables totaling $4,954.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of April 26, 2007. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

We are in an early stage of development and there is no assurance of market acceptance of our software.

Our revenue model is to exploit automated trade selection and order entry software, as follows:

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

Although in June 2006, we appointed Andrew Kezeli to head sales and marketing, on a consulting basis, there can be no assurance that we will be able to retain his services or attract other necessary personnel as and when required. We may not be able to address all potential markets adequately, without first establishing indirect distribution channels through distributors and selling agents, and there can be no assurance that we will be able to establish or maintain these channels cost effectively.

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

On January 19, 2005, we established our wholly owned subsidiary, Titan Trading GP Inc. under the laws of the province of Alberta (“Titan GP”). Titan GP is the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a limited partnership formed on February 14, 2005 under the laws of the province of Alberta. It is Titan GP’s responsibility, as the general partner of TTLP1, to manage its operations which will consist of raising financing by admitting limited partners to TTLP1 and using such financing to make trades employing our Titan Order Processing Software (“TOPS”) and the N1 Expert System. The profits from this proposed trading activity will be distributed among Titan GP and the limited partners of TTLP1 based on terms and conditions which are common for equity funds. We cannot assure you that Titan GP will be able to manage successful fund raising for TTPL1 and the failure to raise sufficient funding on a timely basis could cause TTLP1 to reduce or terminate its proposed plan of business. Even if sufficient funds are raised, there are no assurances that Titan GP will be able to manage TTLP1 to make a return for its limited partners.

On January 18, 2006, we formed Titan Trading Limited Partnership 2 (“TTLP2”), under the laws of the province of Alberta.  Titan GP is the general partner for TTLP2.  It is Titan GP’s responsibility, as the general partner for TTLP2 to manage its operations which will consist of raising financing by admitting limited partners to TTLP2 and using such financing to make trades employing our TOPS software and the NI Expert System.  The profits, if any, from this proposed trading activity will be distributed among Titan GP and the limited partners of TTLP2 based on terms and conditions which are common for equity funds. We cannot assure you that Titan GP will be able to manage successful fund raising for TTPL2 and the failure to raise sufficient funding on a timely basis could cause TTLP2 to reduce or terminate its proposed plan of business. Even if sufficient funds are raised, there are no assurances that Titan GP will be able to manage TTLP2 to make a return for its limited partners.

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

Competitors may be able to copy our software technology. We have not filed for patent or copyright protection of our products nor has such protection been sought for our proprietary software.

We depend on our ability to protect the core proprietary software technologies we have developed. In this regard, we rely on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy our core technologies and offer them to the marketplace as its own, or to use a core technology and not pay for it. To date, we have not sought to obtain copyright registration or patent protection for any of our software products, though we may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete.

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

During the 2006 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.11 to $0.415.

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

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2006, and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

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

On November 23, 1994, we incorporated Titan Trading Corp., our wholly owned subsidiary, under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), as a wholly owned subsidiary.  Titan Trading Corp. was continued under the Business Corporations Act (Alberta) on August 22, 2006.  This subsidiary was originally incorporated with a view to eventually forming a separate trading business, but to date has conducted no business. It has no income, expenses, assets or liabilities and is presently an inactive subsidiary.

We also have a wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a limited partnership formed on February 14, 2005 and Titan Trading Limited Partnership 2 (“TTLP2”) a limited partnership formed on January 18, 2006.  Both limited partnerships were formed under the under the laws of Alberta. TTLP1 and TTLP2 are funds which are currently raising financing by offering limited partnership interests. Titan GP will receive a management fee and a share in the distributions and the carried interest with the limited partners. The purpose of TTLP1 and TTLP2 is to raise financing and then trade the funds using our Titan Order Processing Software (“TOPS”) and the N1 Expert System software.

Further, we have two other wholly owned subsidiaries, Titan Trading USA, LLC (“Titan USA”), which is a Delaware limited liability company qualified to do business in New York and Florida and Titan Holdings USA, LLC (“Titan Holdings”), which is a Florida limited liability company.  The purpose of Titan USA is raise financing from US subscribers and then trade the funds using our Titan Order Processing Software (“TOPS”) and the N1 Expert System software.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2006	2005	2004
Purchase (sale) of property and equipment	$43,276	$20,666	$18,292

There are no principal capital expenditures currently in progress or anticipated.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies’ shares during the last or in the current financial year.

B.            Business Overview

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993. Beginning in 1994 and continuing through 1995, Titan was generally focused on the development of initial software products and therefore conducted few trading or trade-testing activities. From 1996 through to 2002, Titan developed several software trading products including:  (a) currency trading signals via fax, (b) VirtualTrader, a discretionary training and testing software, (c) the “Big Board” trading model, a proprietary setup of indicators and trading screens for discretionary trading, (d) Titan Market Commentary, a web-based stock commentary subscription service, and (e) Titan Market Watch, a web-based stock trading presentation package. In June 2003, Titan acquired rights to certain automated trading and analytic software (the “TOPS Technology”) from Cignal Technologies, LLC (“Cignal”) and has developed an automated trading platform using and further developing the TOPS Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations. The Company did not have any revenues in 2006, 2005 and 2004.

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal agreed to provide an exclusive 99-year license to the Company of the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company was required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the TOPS Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option to purchase additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

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

In December 2005, the Company announced a joint venture agreement between its wholly owned subsidiary, Titan USA, and a leading financial institution to begin a 90 day beta test of TOPS.  Profits from this venture will be split on a 50-50 basis, and a longer-term arrangement is expected to be negotiated subsequent to the end of the test period.

In January 2006, David Terk CPA, B.Sc. was appointed Chief Financial Officer of Titan USA, and the Company entered into a consulting agreement with Tony Robinson, who will assist Titan USA with foreign exchange trading and risk management.

In February 2006, we entered into a software transfer agreement with Mr. Phillip Carrozza and Cignal, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the software transfer agreement, Cignal and Mr. Carrozza were to be issued a total of 3,000,000 common shares, 1,000,000 of which would have been issued on closing and the remaining 2,000,000 would have been issued in 1,000,000 increments in each of 2007 and 2008.  Cignal was to be granted 1,000,000 performance warrants.  The software transfer agreement provided Cignal with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

We also entered into a software transfer agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the software transfer agreement, we would have issued Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The software transfer agreement provided Mr. Gossland with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants to be issued to Cignal, Mr. Carrozza and Mr. Gossland were exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants were exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants was conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share, respectively.

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOPS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to extend the milestones compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices will remain the same, however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

In connection with the Software Transfer Agreements, we entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they will provide consulting services to us until October 31, 2008.

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

The new TickAnalyst software will provide significant improvements to TOPS, which is currently based on a third-party trading platform. The third-party platform will be replaced by Titan’s TickAnalyst.

QuickTick Charting is expected to offer very fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the grey-box trader in mind. After testing is complete, Titan will explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

TOPS, may conceptually be divided into two parts:

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

Titan plans to exploit TOPS and the NI Expert Trading System in two ways:

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

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2005 and 2006. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States.  Once Titan is generating revenue in these areas we intend to expand the business to Europe and the Far East. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-timeframe analysis the way Titan does and none would deliver signals generated by the same algorithm.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Exchange Act, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

We presently have $372,775 cash on hand. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

In January, 2007, the Company appointed Mr. Harlan Shabshelowitz, of Fall River, Massachusetts, to our advisory board.

Marketing and Sales Strategy

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors. Sales will be conducted by direct selling and referrals. The selling proposition is that the software and service improves trading results in two ways:  (1) on the basis that the trading behaviour of the system is modelled after the trading behaviour of an experienced human trader who has shown profitable trading results over time; and (2) the software delivers more of such trading signals per unit time for a trader to review and act upon than would be possible if the trader were acting without the benefit of the software. During 2004 the Company began beta testing and trading in a third party account of one of our shareholders. In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations, began trading an account for the same third party using TOPS. As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results. It is the Company’s intention to use this trading performance to attract paying clients.

The main focus for 2006 was to complete the proprietary platform, “TickAnalyst” and its suite of products.  The Company plans to promote, distribute, and sell these products to dealers, financial institutions and high net worth individuals.  The Company also plans on licensing the fully automated TOPS system to institutions subsequent to the completion of our beta testing.  We are actively soliciting sophisticated Canadian investors to invest in TTLP2 and American investors to invest in Titan Holdings USA LLC for our currency team to trade.

In April 2006, we appointed Mr. Eric Davidson, Technical Research Analyst, to lead research for our Grey Box (semi-automated) Equity Trading Division under our USA Trading Operations.  Mr. Davidson’s appointment is in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online.

In June 2006, we announced that Titan Trading USA and New River Assets, of Winston Salem North Carolina, have agreed to conduct a live test of Titan’s Grey Box (semi-automated) trading software.  The test accounts will be funded by New River and Titan Trading USA.  The test with New River Assets calls for a 30 – 60 day trial period followed by an analysis of results.  Following the analysis, New River Assets and Titan will evaluate the outcomes and determine whether it is mutually beneficial to proceed with future projects.

The concept behind Titan’s Grey Box is three fold:

•

present the trader with more technical based trading opportunities,

•

automate the order entry and exit process, and

•

manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of Titan’s Grey Box trading software is to allow that trader to conduct more trades.  The combination of all three advantages can dramatically increase the number of trades that even an experienced trader can execute.

In June 2006, we announced the appointment of Mr. Andrew Kezeli to head Sales and Marketing and to lead our Retail Products Division under the USA Trading Operations.

In July 2006, we announced the appointment of Mr. Michael J. Di Gioia to the Sales and Marketing Team working on the Signal Generation Project.

Mr. Kezeli’s and Mr. Di Gioia’s appointments to the sales and marketing team are in preparation for the launch of TickAnalyst.  Together, they will be instrumental in the development, testing, implementation and marketing of trading signal generation products and services for multiple asset classes and markets as an extension of TickAnalyst’s suite of programs.

In September 2006, we announced the completion of the software interface to Carlin Financial LLC’s trading platform, which allowed us to offer more trading solutions to a greater number of professional and institutional traders.

In December 2006, the Company announced that along with its wholly owned subsidiary, Titan Trading USA, it is expanding trading operations into the derivative markets.  Preliminary tests have been run on Titan Trading USA’s demo and live futures trading accounts, opened through an expanding relationship with One World Capital Group (New York, N.Y.).

In February 2007, the Company announced that it has appointed Mr. William Brad Weber, Research Analyst and Trader, to Titan’s West Palm Beach Research and Trading Team to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Equity Trading Division under its USA Trading Operations.  Mr. Weber’s appointment was also in preparation for the launch of TickAnalyst, currently under final stages of development. He will be instrumental with the testing, implementation, and ongoing operations of Titan’s Black Box (fully automated) Division as the software is expected to come online in the third quarter of 2007.

Principal Products and Services

The main focus of our present business plan is to market and license, or utilize for our own trading operations, stock market timing software and the TOPS Technology. In order to effectively execute on our business plan, we have acquired the TOPS Technology.

Our N1Expert stock market timing software relies upon the application of artificial intelligence (“AI”) to stock index trading, using a neural network and an expert system. The N1Expert has been used to trade a third party account since April 8, 2003 and has generated a profit of approximately US $130,000 on an initial capital requirement of approximately US $60,000. The NIExpert software is currently on hold until further financing can be obtained to advance the project.

The automated trading platform, may be conceptually divided into two parts:

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

TOPS is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the Internet to trade execution engines.  Currently the execution engines we use are RediPlus and RealTick. The software can operate in simulation mode, where no orders are actually placed, in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, where orders are executed without any operator intervention.

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

Trading and Testing Activities

Beginning in 1994 and continuing through 1995, we were generally focused on the initial development of our software products and, therefore, did few trading or trade testing activities. From 1996 through 2002, we developed several products: (1) the VirtualTrader software – discretionary training and testing software; (2) the “Big-Board” trading method – a setup of indicators and trading screens for discretionary trading; (3) Titan Market Commentary – a web-based stock commentary subscription service; and (4) Titan Market Watch – a web-based stock charting presentation package. However, none of these products are currently offered for sale or license. Commencing in 2003, we began testing TOPS. N1 Expert, which was originally developed in 1995, was revived and improved upon for use in our overall trading activities.

The N1Expert was traded from April 2003 to November 2005.  TOPS has been developed and traded in  a test account originally funded by a shareholder of the Company.

The Company expended all of its efforts in 2004 towards developing the trading software to be ready for full use.  On February 22, 2005, Titan announced the release of the first version of TOPS which will greatly assist traders with trading activities. This TOPS trading platform has been used by Mr. Carrozza at the Company’s US trading office. On December 15, 2004, the Company began trading in its own account and over a sixty day period had an annualized return of 116%. These results were obtained in the TOPS account. These results refer specifically to a test period of 60 days starting December 15, 2004.

The new TickAnalyst software will provide significant improvements to TOPS, which is currently based on a third-party trading platform. The third-party platform will be replaced by TickAnalyst.

QuickTick Charting is expected to offer very fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the grey-box trader in mind.  After testing is complete, Titan will explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

Status of New Products or Services

Titan is constantly refining its trading software to maintain its integrity and marketability. As a result, we will be continuing to incur development costs. Subject to available financing, we anticipate spending approximately $360,000 over the next year on our development efforts. No new products, however, other than those described in this annual report, have been announced to the public.

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

Management and Employees

In addition to our directors, officers and consultants, we have two full-time employees.

Our President and Chief Executive Officer, Dr. Kenneth W. Powell, devotes approximately 10% of his business time to our affairs. We also retain Mr. Michael Gossland, our Secretary and Chief Technology Officer, to provide software development services on a full-time month-to-month basis. Titan has not entered into any consulting or management agreements with Dr. Powell.  Titan has entered into consulting agreements with each of Cignal and Mr. Gossland.  Mr. David Terk was appointed the Chief Financial Officer of Titan USA on January 6, 2006.  Titan USA has entered into a consulting agreement with Mr. Tony Robinson to assist Titan USA with foreign exchange trading and risk management.

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

If we are successful raising funds and begin trading operations with these funds, we may fall under the provisions of the Investment Company Act of 1940 and other United States and Canadian rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the fiscal years ended October 31, 2006, October 31, 2005 and October 31, 2004.  Our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for any of the fiscal years ended October 31, 2006, October 31, 2005 and October 31, 2004. Based upon the information available to us, we believe that most of our customers were located in the United States during the fiscal years ended October 31, 2006, October 31, 2005 and October 31, 2004.

C.            Organizational Structure

We have four wholly owned subsidiaries: (1) Titan Trading Corp., a corporation formed under the laws of the province of British Columbia, Canada; (2) Titan Trading GP Inc., a corporation formed under the laws of Alberta and extra-provincially registered in British Columbia, the general partner for TTLP1 and TTLP2, limited partnerships recently formed under the laws of Alberta; (3) Titan Trading USA, LLC, a Delaware limited liability company qualified to do business in New York and Florida; and (4) Titan Holdings USA, LLC, a Florida limited liability company.

D.            Property, Plants and Equipment

We utilize about 650 square feet of office space in Edmonton, Alberta and Boca Raton, Florida. We have rent obligations of $2,400.00 per month. Our office expenses total approximately $9,000.00 per month. With the exception of computer equipment located in Edmonton, Alberta, Nanaimo, British Columbia,  Boca Raton, Florida and the U.K., we currently do not have any property, plant or equipment located elsewhere.

ITEM 4A:    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited financial statements and related notes accompanying this annual report. They have been prepared in accordance with Canadian generally accepted accounting principles.

Reference should be made to Note 15 to our audited financial statements which provide a reconciliation to U.S. generally accepted accounting principles.

Critical Accounting Policies

The preparation of our consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

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

Stock-based Compensation Plan

The Company grants stock options to employees, officers, directors and persons providing management or consulting services to the Company pursuant to a stock option plan described in Note 7 to the Company’s consolidated financial statements.  The Company follows Accounting Standard No. 123 (SFAS123) “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to November 1, 2004.  The Company estimates the fair value of the stock options granted using the Black-Scholes model and amortizes the fair value on a straight line basis over the vesting period.

A.

Operating Results

Fiscal Year Ended October 31, 2006 Compared to Fiscal Year Ended October 31, 2005

We incurred a net loss of $3,607,979 for the twelve-month period ended October 31, 2006, as compared to a net loss of $1,343,289 for the comparative period of 2005. The increase in net loss in the 2006 fiscal year reflected a significant software development cost of $1,891,479 and an increase in research and development costs relating to further development of the software trading programs and increased management and professional fees relating to financial reporting requirements for multi-jurisdiction filings and accounting fees.

During the fiscal year 2006, the Company focused on the development of software trading programs.  Research and development expense increased by $221,190 over the prior year to $830,320, compared to $609,130 for the year ended October 31, 2005.

Professional fees increased relating to financial reporting requirements for the multi-jurisdiction filings as well as costs related to private placement financings.  Professional fees for the year ending October 31, 2006 were $153,098, in comparison to $139,207 for the same period ending October 31, 2005.

Amortization expense for the year ended October 31, 2006 was $11,840, in comparison to $8,722 for the fiscal year 2005.

All general and administrative expenses increased due to the increased activity on the development of the trading software programs.

Other than as described herein, the Company did not experience any large fluctuations from quarter to quarter during 2006.  The net loss for the fourth quarter of fiscal year 2006 was $2,617,150, in comparison to $592,921 for the same period in fiscal 2005.  The increase is a result of research and development expenses that were incurred during the period, specifically $1,891,479 of software development expense.

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

The Company did not experience any large fluctuations from quarter to quarter during 2005.

B.            Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares. We expect to finance operations through the sale of common shares in the foreseeable future. There is no assurance that we will be successful in arranging financing on acceptable terms or at all.

As at October 31, 2006, we had $314,450 cash and receivables of $4,954 as compared to $109,191 cash and receivables of $72,172 at our prior fiscal year end.

During 2006, the Company completed two private placements of common shares, as described below:

Equity Placements 2006

In February 2006, the Company issued 3,535,897 units at $0.18 per unit, for aggregate proceeds of $636,461. Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $464,515 and $138,751 have been allocated to the common shares and warrants, respectively. Each of the 1,767,954 warrants entitled the holder to purchase one common share at $0.30 per share for the first 12 months from the date of issuance and at $0.40 for the next 12 months, until expiry on February 1, 2008. The additional five warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased.  Insiders participated in the private placement for total gross proceeds of $72,000.

In July 2006, the Company issued 2,476,868 units at $0.35 per unit, for aggregate proceeds of $866,904. Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $622,540 and $185,955 have been allocated to the common shares and warrants, respectively. Each of the 1,238,434 warrants entitled the holder to purchase one common share at $0.50 per share, until expiry on July 31, 2008. Insiders participated in the private placement for total gross proceeds of $70,000.

The issue costs relating to the 2006 share placements totaled $118,407.

Equity Placements 2005

In October 2005, the Company issued 1,509,026 units at $0.18 per unit, for total cash and debt settlement proceeds of $271,625. Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $253,517 and $18,108 have been allocated to the common shares and warrants, respectively. Each of the 754,514 warrants entitled the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.

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

In March 2005, the Company issued 1,000,000 units for the aggregate proceeds of $120,000. The 1,000,000 units issued had a subscription price of $0.12 per unit. Each unit consisted of one common share and one-half of a purchase warrant. Of the net proceeds, $83,000 and $37,000 have been allocated to the common shares and warrants, respectively. Each warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 until one year after the closing date. The subscriber to the private placement was a private investment group from the United Sates.

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

Shares for debt conversion 2005

In August 2005, the Company completed a shares for debt transaction in the amount of $262,500, whereby 1,050,000 common shares were issued at a deemed price of $0.25 to a director of the Company for the cancellation of debt with respect to the purchase of technology software from Cignal Technologies, LLC.

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

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

As of October 31, 2006, our directors were as follows:

Name of Director	Age
Dr. Kenneth Powell	62
Michael Gossland	52
Philip S. Carrozza	45
Robert Roddick	62
Dr. Harold Elke	52

As of October 31, 2006, our executive officers were as follows:

Executive Officers	Age	Office
Dr. Kenneth W. Powell	62	President and Chief Executive Officer
Michael Gossland	52	Secretary and Chief Technology Officer
David Terk	34	Chief Financial Officer of Titan USA

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

Philip S. Carrozza II is our Director of U.S. Trading Operations and the President of Cignal. Mr. Carrozza acquired his professional broker’s license in 1987. From 1993 until 1999 when he founded Cignal, he worked with several major trading firms in New York and the Bahamas. Mr. Carrozza is also an attorney and a member of the Massachusetts State Bar.

Robert F. Roddick, Q.C. has been a partner with Roddick & Peck (Johnson), Barristers and Solicitors, since 1981.

Harold Elke, DDS, B.Sc., is a graduate of the University of Lethbridge, holding Bachelor of Science (1978) and Doctor of Dental Surgery (1982) degrees. Since 1982, he has been a self-employed dentist with a dental practice in the Lethbridge, Alberta area. Mr. Elke has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

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

B.            Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2006.

•

Dr. Kenneth Powell – President, Chief Executive Officer, Acting Chief Financial Officer  – $65,000

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2006.

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

During the fiscal year ended October 31, 2006, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

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

Ms. Margo Kaufmann – 185,000 options (1)

•

Mr. Robert Roddick – 25,000 options

On July 5, 2005, options with an exercise price of $0.135 and an expiry date of July 5, 2010 were granted to the following director:

•

Mr. Richard Sharples – 50,000 options (2)

On January 8, 2007, options with an exercise price of $0.30 and an expiry date of January 8, 2012 were granted to the following directors and/or officers:

•

Mr. Michael Gossland – 200,000 options

•

Mr. Phillip Carrozza – 200,000 options

•

Mr. Kenneth Powell – 500,000 options

•

Mr. Robert Roddick – 75,000 options

•

Mr. Harold Elke – 150,000 options

•

Mr. David Terk – 100,000 options

(1)

Options granted to Ms. Margo Kaufmann expired on March 16, 2006

(2)

On December 28, 2006 Mr. Richard Sharples exercised 37,500 of his options and on January 18, 2007 the remaining 12,500 options expired.

C.            Board Practices

Dr. Powell, Mr. Gossland, Mr. Carrozza and Mr. Roddick have acted as our directors since December 23, 2002, September 15, 1995, June 6, 2003 and November 29, 2004, respectively. All such individuals were re-elected as directors at our annual general meeting of shareholders held on August 11, 2006.  Mr. Elke was appointed a director on October 24, 2006.

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

Audit Committee

As of April 26, 2007, our Audit Committee was comprised of Mr. Gossland, Mr. Roddick and Mr. Elke. Mr. Roddick was appointed a Director and member of the Audit Committee on November 29, 2004. Mr. Elke was appointed a Director and member of the Audit Committee on October 24, 2006.  Mr. Roddick and Mr. Elke are independent members of the audit committee, and all members are financially literate.

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

I.

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

II.

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

III.

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

Financial Reporting Processes

14.

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

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

II.

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

Remuneration Committee

We have not appointed a remuneration committee.

D.            Employees

We have two employees, and the reminder of services are contracted to consultants.  We have 5 consultants in Canada, 8 consultants in the United States and 1 consultant in the United Kingdom.

E.            Share Ownership

As of April 26, 2007, we had 36,769,185 common shares issued and outstanding. As of April 26, 2007, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	8,957,003 (1)	23.26%
Philip S. Carrozza	4,193,529 (2)	10.87%
Harold Elke	2,832,375 (3)	7.49%
Michael Gossland	2,765,093 (4)	7.09%
David Terk	240,000 (5)	0.65%
Robert F. Roddick	236,667 (6)	0.64%
All officers and directors as a group	19,224,667	50.00%

Notes:

(1)   Includes (A) 400,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 500,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007, and are exercisable at an exercise price of $0.30 per share until January 8, 2012; (D) 600,000 common shares held in escrow by TTN Escrow Capital Corp.; (E) 127,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell; (F) 127,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell; (G) 1,941,747 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell; (H) 468,958 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share and expire on October 13, 2007; (I) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 until February 1, 2008; and (J) 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008.

(2)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007, and are exercisable at an exercise price of $0.30 per share until January 8, 2012; (D) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; (E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008; and (F) 1,550,000 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza.

(3)

Includes (A) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (B) 82,778 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share and expire on October 13, 2007; (C) 277,780 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on February 1, 2008; (D) 99,999 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008; and (E) 428,569 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on December 12, 2008.

(4)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share and expire March 1, 2010; (D) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (E) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; (F) 517,500 common shares held by Mrs. Sybille Gossland, the wife of Mr. Gossland; (G) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; and (H) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008.

(5)

Includes (A) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of $0.30 per share and expire January 8, 2012; and (B) 50,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 until February 1, 2008.

(6)

Includes (A) 50,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (B) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; and (C) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of $0.30 per share and expire January 8, 2012.

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

As of April 26, 2007, we had 36,769,185 common shares issued and outstanding. As of April 26, 2007, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	8,957,003 (1)	23.26%
Phillip Carrozza	4,193,529 (2)	10.87%
Harold Elke	2,832,375 (3)	7.49%
Michael Gossland	2,765,093 (4)	7.09%
Karen Powell	1,941,747	5.28%

Notes:

(1)   Includes (A) 400,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 500,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007, and are exercisable at an exercise price of $0.30 per share until January 8, 2012; (D) 600,000 common shares held in escrow by TTN Escrow Capital Corp.; (E) 127,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell; (F) 127,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell; (G) 1,941,747 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell; (H) 468,958 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share and expire on October 13, 2007; (I) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 until February 1, 2008; and (J) 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008.

(2)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007, and are exercisable at an exercise price of $0.30 per share until January 8, 2012; (D) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; and (E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008; and (F) 1,550,000 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza.

(3)

Includes (A) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (B) 82,778 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share and expire on October 13, 2007; (C) 277,780 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on February 1, 2008; (D) 99,999 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008; and (E) 428,569 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on December 12, 2008.

(4)

Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share and expire March 1, 2010; (D) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (E) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; (F) 517,500 common shares held by Mrs. Sybille Gossland, the wife of Mr. Gossland; (G) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; and (H) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008.

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

Of our 125 registered shareholders as at April 26, 2007, 18 were residents of the United States representing 2,547,954 common shares or 6.9% of our 36,769,185 issued and outstanding common shares as of that date.

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

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal, which is owned and operated by a director and officer of the Company, Mr.  Philip Carrozza,  agreed to provide an exclusive 99-year license to the Company for the TOPS Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the TOPS Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TOPS Technology and development of related products. The Company was required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the TOPS Technology and related products, failing which Cignal could terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option with respect to additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

On November 4, 2004, the Company entered into a transaction to purchase the TOPS Technology from Cignal and paid Mr. Carrozza an amount of $62,335. However, the transaction was not completed and the paid amount was classified as a receivable. This amount has been repaid to the Company.

In February 2006, we entered into a software transfer agreement with Mr. Carrozza and Cignal with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the software transfer agreement, we would issue to Cignal and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares would have been issued on closing and the remaining 2,000,000 common shares would have been issued in 1,000,000 share increments in each of 2007 and 2008 and 1,000,000 performance warrants.  The software transfer agreement provided Cignal with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

We also entered into a software transfer agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the software transfer agreement, we would have issued Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The software transfer agreement provided Mr. Gossland with a right of first refusal, in the event that we become insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants to be issued to Cignal, Mr. Carrozza and Mr. Gossland were exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants were exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants was conditional upon the 20 day average stock price on these dates as reported by the TSX Venture Exchange being no less than $1.00 and $2.00 per share respectively.

In July 2006, the Company announced that the software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 common shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006 an aggregate of 4,5000,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOPS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.    Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to extend the milestones compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued subsequent to Q-3 ending July 31, 2006.  Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices will remain the same, however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they will provide consulting services to us until October 31, 2008.

Management fees and research and development costs of $609,194 (2005 - $715,145) were paid to officers and directors of the Company during 2006.

As at October 31, 2006, $37,408 was due an officer and director; such amount was unsecured and non-interest bearing.  Subsequent to fiscal year end 2006, this amount was repaid by the Company.

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

Dividend Policy

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

Period	High	Low

Fiscal Year

November 1, 2000 to October 31, 2001	$1.20	$0.20
November 1, 2001 to October 31, 2002	$0.32	$0.03
November 1, 2002 to October 31, 2003	$0.22	$0.02
November 1, 2003 to October 31, 2004	$0.26	$0.08
November 1, 2004 to October 31, 2005	$0.44	$0.085
November 1, 2005 to October 31, 2006	$0.415	$0.11

Fiscal Quarter

November 2004 to January 2005	$0.145	$0.085
February 2005 to April 2005	$0.44	$0.145
May 2005 to July 2005	$0.25	$0.085
August 2005 to October 2005	$0.22	$0.13
November 2005 to January 2006	$0.21	$0.14
February 2006 to April 2006	$0.37	$0.11
May 2006 to July 2006	$0.415	$0.24
August 2006 to October 2006	$0.39	$0.22
November 2007 to January 2007	$0.395	$0.255
February 2007 to April 26, 2007	$1.07	$0.355

Month

October 2006	$0.39	$0.22
November 2006	$0.395	$0.27
December 2006	$0.32	$0.255
January 2007	$0.35	$0.275
February 2007	$1.00	$0.355
March 2007	$1.07	$0.55
April 1 – 26, 2007	$0.95	$0.53

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board:

Period	High	Low

Fiscal Year

November 1, 2000 to October 31, 2001	$0.875	$0.13
November 1, 2001 to October 31, 2002	$0.25	$0.02
November 1, 2002 to October 31, 2003	$0.15	$0.01
November 1, 2003 to October 31, 2004	$0.15	$0.06
November 1, 2004 to October 31, 2005	$0.38	$0.06
November 1, 2005 to October 31, 2006	$0.37	$0.105

Fiscal Quarter

November 2004 to January 2005	$0.08	$0.06
February 2005 to April 2005	$0.48	$0.06
May 2005 to July 2005	$0.22	$0.06
August 2005 to October 2005	$0.19	$0.092
November 2005 to January 2006	$0.19	$0.105
February 2006 to April 2006	$0.335	$0.13
May 2006 to July 2006	$0.37	$0.266
August 2006 to October 2006	$0.35	$0.201
November 2007 to January 2007	$0.35	$0.192
February 2007 to April 26, 2007	$0.92	$0.291

Month
October 2006	$0.35	$0.22
November 2006	$0.35	$0.225
December 2006	$0.34	$0.192
January 2007	$0.30	$0.26
February 2007	$0.84	$0.291
March 2007	$0.92	$0.47
April 1 – 26, 2007	$0.92	$0.46

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

C.            Material Contracts

In July 2006, the Company announced that the software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 common shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOPS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.      Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to extend the milestones compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year commencing June 1, 2007.The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  Subject to disinterested shareholder approval at the next annual meeting of Titan shareholders, the Software Transfer Agreements will be further amended to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices will remain the same, however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

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

Dividend not Eligible for Reduced Tax Rate. For taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code if we were not a Passive Foreign Investment Company (“PFIC”). A corporation that is properly described as a PFIC, as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction. Dividends paid on our common shares generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of our outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a PFIC as defined below). The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

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

Management Believes Company is a Passive Foreign Investment Company.

General Discussion. We believe that we qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2006, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of these three alternative tax regimes. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2006 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2007. There can be no assurance that our determination concerning our PFIC status will not be challenged.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income , such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  For tax years beginning after 2006, there are only two baskets, “passive category income” and “general category income”.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  For tax years of U.S. Holders beginning after October 22, 2004, unused foreign tax credits can generally be carried back one year and forward ten years.   Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

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

Controlled Foreign Corporation

The above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of our common shares if we qualify as a “Controlled Foreign Corporation” (“CFC”).

If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (each a “10% Shareholder”), we could be treated as a CFC under Section 957 of the Code.

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

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330.

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

PART II

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, arrearages or delinquencies with respect to indebtedness or the payment of dividends.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to our common shares.

ITEM 15:    CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President and Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the Exchange Act. Based upon that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting us to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

B.            Management/Annual Report on Internal Controls over Financial Reporting

 Not applicable.

C.            Attestation Report of the Registered Public Accounting Firm

 Not applicable.

D.            Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, our board of directors had made the determination that two audit committee financial experts, Mr. Robert F. Roddick and Dr. Harold Elke, serve on the Audit Committee. Also, we believe that Mr. Roddick and Dr. Elke are “independent” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B:    CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officers as such a code is not required under applicable Canadian laws.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Collins Barrow Edmonton LLP (“Collins Barrow”), audited our financial statements for the year ended October 31, 2006.  Deloitte & Touche LLP (“Deloitte”), the Company’s former auditor, audited our financial statements for the year ended October 31, 2005.

Audit Fees

Fees billed by Collins Barrow for professional services totaled $57,000 for the year ended October 31, 2006.  Fees billed by Deloitte for professional services totaled $60,000 for the year ended October 31, 2005.  Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit–Related Fees

None.

Tax Fees

Fees for tax services by Collins Barrow, including fees for review of our consolidated federal income tax return, totaled $1,500 for the 2006 tax year and fees for tax services by Deloitte, including fees for review of our consolidated federal income tax return, totaled $1,500 for the 2005 tax year.

All other Fees

During the fiscal years ended October 31, 2006 and October 31, 2005, neither of Collins Barrow or Deloitte, respectively, did not bill for any products or services other than as described above.

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

There were no fees in 2006 and 2005 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2005 to November 30, 2005	Nil	N/A	Nil	Nil
December 1, 2005 to December 31, 2005	Nil	N/A	Nil	Nil
January 1, 2006 – January 31, 2006	Nil	N/A	Nil	Nil
February 1, 2006 to February 28, 2006	400,000 (2)	$0.18	400,000 (2)	200,000 (2)

	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 1, 2006 to March 31, 2006	1,050,000 (3)	$0.12	1,050,000 (3)	Nil
April 1, 2006 to April 30, 2006	Nil	N/A	Nil	Nil
May 1, 2006 to May 31, 2006	400,000 (4)	$0.27	100,000 (5)	Nil
June 1, 2006 to June 30, 2006	300,000 (6)	-	Nil	Nil
July 1, 2006 to July 31, 2006	200,000 (7)	$0.35	200,000 (7)	100,000 (7)
August 1, 2006 to August 31, 2006	Nil	N/A	Nil	Nil
September 1, 2006 to September 30, 2006	Nil	N/A	Nil	2,000,000 (8)
October 1, 2006 to October 31, 2006	15,000 (1)	$0.27	Nil	Nil

Notes:

(1)

Open market transactions.

(2)

400,000 common shares issued pursuant to a private placement at $0.18, and 200,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire February 1, 2008.  The private placement was publicly announced on February 2, 2006.

(3)

1,050,000 common shares issued pursuant to the exercise of warrants at $0.12 per share.

(4)

Includes acquisition of 300,000 common shares carried out privately.

(5)

100,000 common shares issued pursuant to the exercise of warrants at $0.27 per share.

(6)

Acquisition of 300,000 common shares carried out privately.

(7)

200,000 common shares issued pursuant to a private placement at $0.35, and 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire July 31, 2008.  The private placement was publicly announced on August 3, 2006.

(8)

1,000,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; and 1,000,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008.

PART III

ITEM 17:    FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

•     our balance sheets as at October 31, 2006 and October 31, 2005;

•     statements of operations and deficit for the periods ended October 31, 2006, 2005 and 2004;

•     statements of cash flows for the periods ended October 31, 2006, 2005 and 2004;

The consolidated financial statements as at and for the year ended October 31, 2006 were audited by Collins Barrow Edmonton LLP, our Independent Registered Chartered Accountants.

The consolidated financial statements as at and for the years ended October 31, 2005 and October 31, 2004 were audited by Deloitte & Touche LLP, our former Independent Registered Chartered Accountants.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 15. All figures are expressed in Canadian dollars.

AUDITORS’ REPORT

To the Shareholders of

Titan Trading Analytics Inc.

We have audited the accompanying consolidated balance sheet of Titan Trading Analytics Inc. as of October 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2005 and for the year ended October 31, 2005 and October 31, 2004 were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their audit report issued under Canadian generally accepted auditing standards dated February 24, 2006.

Comment by Auditors for US Readers on Canada-US Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated February 21, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

“Collins Barrow Edmonton LLP”

Edmonton, Alberta

Signed

February 21, 2007

Chartered Accountants

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Balance Sheet

Year ended October 31, 2006

	October 31, 2006	October 31, 2005

ASSETS
CURRENT
Cash and cash equivalents	$ 314,450	$ 109,191
Sundry Receivable	4,954	9,437
Deposit on technology software (Note 4)	- - -	62,735
Prepaid Expenses	73,865	704
	393,269	182,067
Equipment (Note 5)	62,435	30,999
	$ 455,704	$ 213,066

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$ 281,780	$ 167,701
Loans and advances (Note 6)	216,082	91,359
	497,862	259,060

Commitments (Note 10)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	6,717,678	5,293,505
Contributed surplus (Note 7)	1,913,572	222,894
Warrants (Note 7)	725,989	229,025
Deficit	(9,399,397)	(5,791,418)
	(42,158)	(45,994)
	$ 455,704	$ 213,066

See accompanying notes

Approved on behalf of the Board:

“Ken Powell”

“Michael Gossland”

Signed

Signed

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Operations

Year ended October 31, 2006

	2006	2005	2004	Cumulative from 2002 (inception of development stage)

EXPENSES
Software development (Note 9)	1,891,479	- - -	- - -	1,891,479
Research and development (Note 9)	830,320	609,130	139,488	1,619,979
Salaries & employee benefits	- - -	- - -	- - -	210,916
Business development fees	- - -	101,982	- - -	101,982
Professional fees	153,098	139,207	120,299	466,525
Management and consulting fees (Note 9)	344,068	238,423	112,720	867,253
Office, telephone and miscellaneous	108,624	48,520	20,401	206,808
Travel	78,723	33,761	19,727	139,014
Shareholder communications	79,685	112,660	19,616	242,016
Rent	30,388	29,770	11,738	77,335
Advertising and marketing	25,864	19,315	7,939	69,367
Amortization	11,840	8,722	4,247	272,875
Bank charges and interest	29,138	1,752	1,414	36,351
Trading loss	30,136	- - -	- - -	30,136
Bad debt	- - -	- - -	- - -	3,000
Loss (Gain) on foreign exchange	(5,384)	47	-- -	(2,399)
	3,607,979	1,343,289	457,589	6,232,637
Interest and other income	- - -	- - -	- - -	581
NET LOSS	(3,607,979)	(1,343,289)	(457,589)	(6,232,056)

LOSS PER SHARE – Basic	$ (0.13)	$ (0.07)	$ (0.04)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	27,306,799	18,397,266	10,809,501

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Deficit

Year ended October 31, 2006

	2006	2005	2004	Cumulative from 2002 (inception of development stage)

DEFICIT, BEGINNING OF YEAR	$ (5,791,418)	$(4,381,529)	$ (3,923,940)	$ (3,100,741)
PRIOR PERIOD ADJUSTMENT (Note 2)	- - -	(66,600)	- - -	(66,600)
NET LOSS	(3,607,979)	(1,343,289)	(457,589)	(6,232,056)
DEFICIT, END OF YEAR	$(9,399,397)	$(5,791,418)	$(4,381,529)	$(9,399,397)

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Consolidated Statement of Cash Flows

Year ended October 31, 2006

	2006	2005	2004	Cumulative from 2002 (inception of development stage)
OPERATING
Net loss	$(3,607,979)	$(1,343,289)	$ (457,589)	$(6,232,056)
Adjustments for non-cash items
Software development expense	1,891,479	- - -	- - -	1,891,479
Amortization	11,840	8,722	4,247	272,875
Research and development exp.	62,735	262,500	- - -	325,235
Share option expense	57,404	123,654	11,200	192,258
Loss on disposal of equipment	- - -	- - -	- - -	1,021
	(1,584,521)	(948,413)	(442,142)	(3,549,188)
Net changes in non-cash working capital balances: Sundry receivable Prepaid expenses Accounts payable and accrued liabilities	4,483 (73,161) 114,080	2,226 (704) (4,745)	(1,048) - - - 136,500	(1,141) (71,931) 249,074
	(1,539,119)	(951,636)	(306,690)	(3,373,186)
INVESTING
Loan receivable	- - -	- - -	(62,735)	(62,735)
Purchase of equipment	(43,276)	(20,666)	(18,292)	(69,591)
	(43,276)	(20,666)	(81,027)	(132,326)
FINANCING Issue of common shares and warrants net of issue costs Redemption of common shares Loans and advances	1,662,932 - - - 124,722	1,021,523 (15,000) 77,206	349,200 - - - 35,578	3,033,655 (15,000) 425,890
	1,787,654	1,083,729	384,778	3,444,545
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	205,259	111,427	(2,939)	(60,967)
(BANK INDEBTEDNESS) CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	109,191	(2,236)	703	375,417
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF YEAR	$ 314,450	$ 109,191	$ (2,236)	314,450
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	29,138	1,752	1,414	36,351

See accompanying notes

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

1.

CONTINUING OPERATIONS

(a)

Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

(b)

Going concern

The consolidated financial statements of Titan Trading Analytics Inc. have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has an accumulated deficit of $9,399,397 as at October 31, 2006 (2005 - $5,791,418).  As at October 31, 2006, the Company also  has a working capital deficiency of $104,593 (2005 – $76,993).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007.  However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

2.

CHANGE IN ACCOUNTING POLICY

Effective November 1, 2004, the Company retroactively, without restatement, adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options has been calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.  The 2005 year’s opening deficit balance and contributed surplus balance have been increased by $66,600 to account for the fair value of employee stock options granted in the prior year.  If the fair value of the stock options granted had been accounted for using the fair value method in 2004, the reported net loss would have increased from $457,589 to $524,189, and the basic and fully diluted loss per common share would have increased from $0.04 to $0.05. There were no share options issued prior to October 31, 2002.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

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

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 7.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards

In 2005, the CICA issued various new Handbook sections. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i)

CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

(iii)

CICA Handbook Section 3865, “Hedges” establishes standards for how and when hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

4.

DEPOSIT ON TECHNOLOGY SOFTWARE

This amount was characterized as a loan receivable from a director in 2004.  During the year, the Company negotiated the purchase of intellectual property from the director in exchange for settlement of the loan receivable.   In accordance with the agreement, $62,735 has been expensed to research and development costs in 2006 (see Note 9).

5.       EQUIPMENT

	October 31, 2006			October 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$ 87,578	$ 32,728	$ 54,850	$ 50,843	$ 21,546	$ 29,297
Office Furniture	8,432	847	7,585	1,891	189	1,702

Software
development costs	947,877	947,877	- - -	947,877	947,877	-
	$ 1,043,887	$ 981,452	$ 62,435	$ 1,000,611	$ 969,612	$ 30,999

6.

    LOANS AND ADVANCES

2006

2005

Loan payable, is due to a Director and his associated

company.  The loan is non-interest bearing, unsecured

and has no fixed terms of repayment.

 $       37,408

$   20,559

Short term loan, bearing interest at 13% per annum,

is secured by a promissory note with full payment due on

April 15, 2007.

100,000

-

Advances of $70,000 US from partners of

Titan Trading Limited Partnership. The advance is non-interest bearing, unsecured and has no fixed terms of repayment.

  78,674

 70,800

   $     216,082

$    91,359

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.

   SHARE CAPITAL

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	- - -	- - -	- - -	- - -
Issued for cash	1	1	- - -	- - -

Balance, October 31, 1994	1	1	- - -	- - -
Issued for cash	4,144,000	1,314,900	- - -	- - -
Warrants issued	- - -	- - -	125,000	- - -

Balance, October 31, 1995	4,114,001	1,314,901	125,000	- - -
Issued for cash	4,302,000	1,055,500	- - -	- - -
Share issuance costs	- - -	(141,089)	- - -	- - -

Balance, October 31, 1996	8,416,001	2,229,312	125,000	- - -
Issued for cash	316,000	442,400	- - -	- - -
Warrants issued	- - -	- - -	158,000	- - -

Balance, October 31, 1997	8,732,001	2,671,712	283,000	- - -
Warrants exercised	125,000	131,250	(125,000)	- - -

Balance, October 31, 1998	8,857,001	2,802,962	158,000	- - -
Warrants cancelled	- - -	- - -	(158,000)	- - -

Balance, October 31, 1999	8,857,001	2,802,962	- - -	- - -
Issued for cash	275,965	572,976	- - -	- - -
Warrants issued	- - -	- - -	250,067	- - -

Balance, October 31, 2000	9,132,966	3,375,938	250,067	- - -
Issued for cash	680,000	340,000	- - -	- - -
Warrants issued	- - -	- - -	680,000	- - -
Warrants expired	- - -	- - -	(250,067)	- - -

Balance, October 31, 2001	9,812,966	3,715,938	680,000	- - -
Issued for cash	- - -	- - -	- - -	- - -

Balance, October 31, 2002	9,812,966	3,715,938	680,000	- - -
Warrants expired	- - -	- - -	(680,000)	- - -

Balance, October 31, 2003	9,812,966	3,715,938	- - -	- - -
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	- - -	(9,800)	- - -	- - -

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7. SHARE CAPITAL (continued)
	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2004	13,024,965	3,984,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and cancelled	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	316,479
Warrants expired and cancelled	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	725,989

a)

Share Capital

During 2006, the Company completed two private placements of Units as follows:

(i)

In July 2006, the Corporation closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised gross proceeds of $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.

(ii)

In February 2006, the company completed the closing of an expedited private placement, raising gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants issued were 1,767,954.  The additional 5 warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased. The Warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance hereof, and a price of $0.40 for the next twelve months, and will expire February 1, 2008.

The issue costs relating to these placements totaled $118,407.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       SHARE CAPITAL (continued)

During 2006, the Company completed a software transfer agreement with companies controlled by directors of the Company.  In exchange for the software, the Company will issue 4,500,000 common shares and 2,000,000 warrants.  The 4,500,000 common shares to be issued is contingent on the Company achieving certain milestones as follows:

a)

upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued;

b)

upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued; and

c)

upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued.

A total of 1,000,000 purchase warrants issued are exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieves at least $1.2 million of gross revenue for the preceding one year period.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided the Company achieves gross revenue of $1.8 million for the one year period commencing June 1, 2007.  The fair value of the common shares to be issued and warrants have been determined to be $1,575,000 and $316,479 respectively, with a corresponding value of $1,891,479 attributed to software development.

During 2005 fiscal year, the Company completed five private placements and two debt conversions to common shares as follows:

(i)

In October 2005, the Company issued 1,509,026 units @ $0.18 per unit, for aggregate proceeds of $271,625.  Each unit consisted of one common share and  one-half of a common share purchase warrant.  Each of the 754,514 warrants entitles the holder to purchase one common share at $0.30 per share, until expiry on October 13, 2007.  Of the common shares issued, 937,916 common shares were issued to settle $168,825 of loans and advances from an officer and director of the Company.

(ii)

In May 2005, the Company issued 1,167,000 units at $0.20 per unit, for aggregate proceeds of $233,400.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each of the 583,500 warrants entitles the holder to purchase one common share at $0.27 per share, until expiry on May 19, 2006. A Director of the Company subscribed for 200,000 units of the placement.

(i)

In March 2005, the Company issued 1,000,000 units amount of CDN $120,000 (US $100,000).  The 1,000,000 units issued, had a subscription price of $0.12 Canadian ($0.10 US) per unit.  Each unit consisted of one common share and one-half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 US) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       SHARE CAPITAL (continued)

(ii)

In February 2005, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entities the holder to purchase one common share at $0.20 per share in year one and $0.25 per share in year two, until expiry on February 14, 2007.

(iii)

In November 2004, pursuant to a private placement, the Company issued 1,363,667 units at $0.15 per unit, for aggregate proceeds of $204,550.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at $0.20 per share in year one, and $0.25 per share in year two, until expiry on November 30, 2006.

(vi)       In August, 2005, the Company completed a Shares for Debt transaction in the amount of $262,500, where 1,050,000 common shares in the capital of the Corporation were issued, at a deemed price of $0.25 to a director of the Corporation for debt related to the purchase of Technology software from Cignal Technologies, LLC,

(vii)      In January 2005, the Company issued 1,748,408 common shares at a deemed value of $0.12 per share in exchange for the settlement of $209,809 of loans and advances.  Of the common shares issued, 742,533 common shares were issued to settle $89,104 of loans and advances from an officer and director of the Company.

The issue costs relating to these placements totaled $77,652.

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

Escrowed Shares

       As at October 31, 2006, 900,000 common shares were held in escrow.  The release from escrow is based  upon the passage of time.

Stock Options

Stock option plan - employees

Awards of share options to employees result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  Any consideration paid on exercise of share options is credited to share capital.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       SHARE CAPITAL (continued)

Stock option plan - non-employees

In accordance with CICA Handbook Section 3870, compensation costs for stock options issued to non-employees result in a charge to the income statement expense associated with the service provided and a credit to contributed surplus when share options are granted.  The fair value of the options are calculated using the Black-Scholes option pricing model.  During fiscal year ended October 31, 2006, the company issued 360,000 stock options to consultants of the Company exercisable at $0.315, resulting in an additional charge to management fees and credit to contributed surplus of $57,404 (2005 - $123,654) the options will expire on June 23, 2011.

The Company has options outstanding under the stock option plan as follows:

Year	2006		2005
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,485,593	$ 0.16	1,700,000	$ 0.10
Granted Cancelled or Expired	360,000 (222,500)	$ 0.32 $ 0.23	1,810,593 (25,000)	$ 0.22 $ 0.25
Outstanding at end of period	3,623,093	$ 0.17	3,485,593	$ 0.16
Exercisable at end of period	3,353,093	$ 0.16	2,580,296	$ 0.14

The following table summarizes information on share options outstanding and exercisable at October 31, 2006:

Share options outstanding and exercisable

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$0.100	1,500,000	1,500,000	2.1
0.120	200,000	200,000	2.5
0.155	495,593	495,593	3.3
0.250	1,030,000	1,030,000	3.3
0.135	37,500	37,500	0.2
0.315	360,000	90,000	4.7
	3,623,093	3,353,093

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

7.       SHARE CAPITAL (continued)

The company uses the Black-Scholes option pricing model to value the options at each grant date under the following weighted-average assumptions:

Weighted average grant date fair value per share option	0.32
Expected dividend rate	0%
Expected volatility	138%
Risk-free interest rate	3.75%
Expected life of options in years	5 years

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes information on warrants outstanding at October 31, 2006:

Exercise Prices	Number Outstanding	Expiry Date
$0.25 $0.25 $0.30 $0.30 $0.50 $0.50	1,330,334 1,353,333 754,514 1,767,954 1,238,434 2,000,000	November 30, 2006 February 14, 2007 October 13, 2007 February 1, 2008 July 31, 2008 November 30, 2008
8,444,569

Contributed Surplus

The increase to contributed surplus in 2006 is due to $57,404 of stock based compensation expense (2005 - $123,654), $58,274 relating to expired and cancelled warrants (2005 - $21,440) and $1,575,000 relating to commons shares to be issued according to the software transfer discussed above.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

8.   FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates of 32.87% (2005 - 33.62%) to loss before income taxes.  The differences are as follows:

	2006	2005
Computed tax recovery	$ (1,185,943)	$ (451,614)
Deductible share issuance costs	(13,533)	(5,880)
Non-deductible expenses	91,841	44,504
Unrecognized losses	1,107,635	412,990
	$ -	$ -

The tax effect of significant temporary differences is as follows:

	2006	2005
Operating loss carry-forwards	$2,411,060	$ 1,249,000
Future income tax assets before valuation allowance	2,411,060	1,249,000
Valuation allowance	(2,411,060)	(1,249,000)
Future income tax assets	$ -	$ -

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $7,335,142 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

	Loss carryforwards in the United States	Loss carryforwards in Canada	Total

2007		725,175	725,175
2008		585,785	585,785
2009		447,548	447,548
2010		185,347	185,347
2014		458,893	458,893
2015		1,353,827	1,353,827
2026	173,617	3,404,950	3,578,567
Total	173,617	7,161,525	7,335,142

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

9.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

	2006	2005	2004
Management and consulting fees	$ 69,000	$ 114,769	$ 80,520
Research and development	540,194	600,376	120,000
Deposit on Technology (Loan receivable) (Note 4)	- - -	62,735	62,735
Loans and Advances (Note 6)	37,408	20,559	135,256

At October 31, 2006, $37,408 (October 31, 2005 - $20,559) due to an officer and director is included in loans and advances.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

During the year, the Company issued shares and warrants in the amount of $1,891,479, in consideration for software developed by consultants who are also directors of the company.  The amount was expensed in the fiscal year ended October 31, 2006 as the consultants’ services had been substantially completed in that period.

The transaction was measured at the exchange amount, by reference to the fair value of the shares at the date of issuance.  The warrants were valued using the Black-Scholes pricing model using the following weighted average assumptions:

Expected dividend rate

0%

Expected volatility

119%

Risk-free interest rate

4.33%

Expected life in years

1.9 years

10.

COMMITMENTS

a)

The Company has lease agreements for its offices which expires February 28, 2007 and December 31, 2007 respectively.  The minimum annual payments until expiration of the leases are as follows:

Year	Total
2007	16,823
2008	2,562

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

10.

COMMITMENTS (continued)

b)

Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)

Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

11.

FINANCIAL INSTRUMENTS

Fair Value

The Company's financial instruments consist of cash and cash equivalents, sundry receivable, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Credit Risk

It is management's opinion that the Company is not exposed to credit risks arising from these financial instruments.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Interest rate risk

The Company is susceptible to interest rate price risk on its fixed rate debt.

12.

SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

13.

SUBSEQUENT EVENTS

In December 2006, the corporation closed a non-brokered private placement of units (“Units), subject to regulatory approval, which raised $1,158,965.  The Corporation will issue 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The corporation revised the amount of Finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000.

14.

LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 27,306,799 (2005 – 18,397,266).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

          The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  There are no material variations between the financial position of the Company as at October 31, 2006 and 2005 and the results of operations and cash flows for the three years then ended under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Consolidated statement and cash flows

Under U.S. GAAP Cash and Cash Equivalents for the statement of cash flows does not include bank indebtedness.  At the 2004 year end the Company had bank indebtedness amounting $2,236 which would have been shown as a financing cash flow under U.S. GAAP, resulting in the cash reconciled to at the end of 2004 being nil and not ($2,236) as disclosed in the Canadian financial statements.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares, with the offset to additional paid-in-capital.  The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Comprehensive income

SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  The Company has no comprehensive income items, other than net loss, in any of the periods presented.

Research and development

Under U.S. GAAP, all development costs are expensed as incurred.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  As at October 31, 2006 and 2005 the Company has not deferred any development costs.

Furthermore, under U.S. GAAP, acquired in-process research and development is written off at the time of acquisition and no future income taxes are recognized on this asset.  Under Canadian GAAP, acquired in-process research and development is capitalized and amortized over its estimated useful life.  Future income taxes are recognized at the acquisition date on that asset.

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the changes.  When it is impracticable to determine the cumulative effect of applying a change in account principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  This Statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect the impact of this Statement to be material.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”.  This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning on an entity’s first fiscal year that begins after September 15, 2006.  The Company does not expect the impact of this Statement to be material.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140”.  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year.  The Company does not expect the impact of this Statement to be material.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

TITAN TRADING ANALYTICS INC.

(Continued under the Laws of Alberta)

“A Development Stage Corporation”

Notes to Consolidated Financial Statements

Year ended October 31, 2006

15.

RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SAB 108

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This statement is effective for years ending after November 15, 2006.

FIN 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard is effective for years ending after December 15, 2006.

ITEM 18:    FINANCIAL STATEMENTS

See “Item 17 – Financial Statements”

ITEM 19:    EXHIBITS

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3***	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
4.4	Amended & Restated Software Transfers Agreement between Titan Trading Analytics Inc. and Philip Carrozza and Cignal Technologies, LLC and between Titan Trading Analytics Inc. and Michael Gossland
8.1****	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1

Section 906 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

________________
* Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999.

** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 28, 2004.

*** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 17, 2005.

**** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 12, 2006.

 SIGNATURES

                    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TITAN TRADING ANALYTICS INC.

Dated: April 26, 2007

By:	/s/ Ken Powell
Dr. Kenneth W. Powell, President and Chief
Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3***	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
4.4	Amended & Restated Software Transfers Agreement between Titan Trading Analytics Inc. and Philip Carrozza and Cignal Technologies, LLC and between Titan Trading Analytics Inc. and Michael Gossland
8.1****	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1

Section 906 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

________________
* Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999.

** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May, 28, 2004.

*** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 17, 2005.

**** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 12, 2006.