Form 20-F
period 2007-10-31
TITAN TRADING ANALYTICS INC
filed 2008-04-30
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2007

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

None
(Title of Class)

The number of common shares outstanding as of October 31, 2007: 37,813,699

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

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

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based n the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Year Ended October 31,

	2007	2006	2005	2004	2003	2002	2001	2000

Average for Period	0.9811	0.8831	0.8213	0.7634	0.6880	0.6354	0.6513	0.6792

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March
	2007	2007	2007	2008	2008	2008
High for the Month	1.0531	1.0901	1.0220	1.0096	1.0291	1.0162
Low for the Month	0.9998	0.9993	0.9789	0.9714	0.9815	0.9732

As of April 25, 2008, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.9840 (US$1.00 = CDN$1.0163).

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

References to “Titan”, the “Company”, “we” and “us” are references to Titan Trading Analytics Inc.

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:    KEY INFORMATION

A.            Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2007, 2006, 2005, 2004 and 2003. We derived all figures from our financial statements, which were audited by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 15 to our audited financial statements.

	FISCAL YEAR ENDED:
	OCT 31, 2007	OCT 31, 2006	OCT 31, 2005	OCT 31, 2004	OCT 31, 2003
REVENUE	-	-	-	-	-
EXPENSES	$2,529,162	$3,607,979	$1,343,289	$457,589	$162,137
INTEREST/OTHER INCOME	$7,975	-	-	-	-
NET LOSS FOR YEAR CDN GAAP	$2,521,187	$3,607,979	$1,343,289	$457,589	$162,137
NET LOSS FOR YEAR US GAAP	$2,521,187	$3,607,979	$1,343,289	$457,589	$162,137
NET LOSS PER SHARE CDN GAAP	($0.07)	($0.13)	($0.07)	($0.04)	($0.02)
NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	($0.07)	($0.13)	($0.07)	($0.04)	($0.02)
NET WORKING CAPITAL	($376,372)	($104,593)	($76,993)	($324,246)	($213,012)
TOTAL ASSETS CDN GAAP	$431,402	$455,704	$213,066	$93,453	$16,328
TOTAL ASSETS US GAAP	$431,402	$455,704	$213,066	$93,453	$16,328
NET ASSETS	($193,602)	($42,158)	($45,994)	($305,191)	($208,002)
CAPITAL STOCK	$8,795,045	$6,717,678	$5,293,505	$3,948,594	$3,715,938
SHARES OUTSTANDING	37,813,699	30,814,497	22,646,399	13,024,965	9,812,966
LONG-TERM OBLIGATIONS	NIL	NIL	NIL	NIL	NIL

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

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2007 is $11,920,584. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2007, we had $18,664 cash and receivables totaling $404.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of April 25, 2008. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

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

During the 2007 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.255 to $1.07.

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

We are incorporated under the laws of Alberta, Canada and, all of our directors and officers, with the exception of Messrs. Terk and Carrozza, are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Our U.S. shareholders may face adverse tax consequences resulting from our PFIC status.

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2007, and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

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

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2007	2006	2005
Purchase (sale) of property and equipment	$132,787	$43,276	$20,666

Other than as set out below, there are no principal capital expenditures currently in progress or anticipated.

The Company has moved to a new home office in Edmonton, Alberta, purchased for approximately $500,000. The 4,500 square foot state of the art new data center will be critical to the Company’s market roll-out and redundancy operations, and will house our server room in a secured 300 foot former bank vault. The server room itself is equipped with rack-mounted multi-core Dell PowerEdge servers, a Diebold air-conditioning system, an inert-gas fire suppression system, and a 100kw diesel-powered electrical backup system.

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

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOPS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders to further amend the Software Transfer Agreements, extending the milestone compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised in July of 2006.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders of further amendments to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices are the same, however, the exercise period for the first and second tranche is the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  The subsequent amendments were approved by the disinterested shareholders of the Company on September 14, 2007 and were approved by TSX Venture Exchange on October 29, 2007.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

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

We presently have $421,964 cash on hand. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

In January, 2007, the Company appointed Mr. Harlan Shabshelowitz, of Fall River, Massachusetts, to our advisory board.

In February, 2007, the Company appointed William Brad Weber, Research Analyst and Trader, to our West Palm Beach Research and Trading Team to assist with our grey box (semi-automated) and black box (fully-automated) Equity Trading Division under our USA trading operations.

In March, 2007, the Company announced the launch of an international Forex Proprietary Trading Desk.  This multi-tiered trading operation is designed to attract, develop and retain experienced forex traders. This program will utilize our grey box (semi-automated) Forex Software and will be managed by our wholly owned subsidiary, Titan Trading, USA, LLC.

Also in March, 2007, the Company announced the formation of a registered broker dealer with National Securities Consulting Group and Janet L. Gentry. The formation of the Broker Dealer will provide avenues for business expansion into the financial services industry.

Also in March, 2007, the Company announced that we appointed Andrew Pappas, Operations Specialist and Proprietary Trader, to our New York Regional Office and Trading Team to assist with our grey box (semi-automated) and black box (fully-automated) Equity Trading Division under our USA trading operations.

In April, 2007, the Company announced the appointments of Anthony Savino,  Execution Specialist, and Rahim Aziz, Grey Box Trader to our New York Regional Office and trading team to assist with our grey box (semi-automated) and black box (fully-automated) Equity Trading Division under our USA Trading Operations.

In July 2007, the Company completed a test integration of securities exchange data into our wholly owned proprietary charting application. This development allows the Company to offer a turnkey solution in the Multi-asset Direct Market Access (DMA) Platform arena. The Company will soon offer both a robust and customizable charting application in multiple asset classes as well as extensive indicators and analytics. As a whole, the platform offers more trading solutions to a greater number of buy-side professional and institutional traders.

In August, 2007, the Company announced that phase one of the software link between its blackbox trading signal generator and our QuickTick charting application was complete and that a beta-test program of this link was now underway.

Also in August, 2007, the Company announced the opening of our new New York Regional Office to assist with our grey box (semi-automated) and black box (fully-automated) Currency and Commodity Trading Division under our USA Trading Operations. The new office is fully outfitted with redundant internet connections and UPC battery back-ups on key trading systems. This office will offer upgrades in data capabilities as well as a centralized location for the operations team.

In October, 2007, the Company announced the completion of our Black Box software (“Black Box”). This version of our Black Box is a completely stand alone application, which differentiates it from our previous implementations of black box software. A 30 day period of in house alpha testing will be followed by a 60 day period of beta testing, prior to the release of the industry ready product. With the completion of Black Box, we believe that we are now ready to transform our operation from one focused on research and development to one focused on trading operations and sales and marketing.

In November, 2007, the Company reported several key operational developments.  The first development comes in the area of our Tick Analyst Charting Package reliability. A nightly maintenance script has been implemented that should resolve scheduling problems that were occurring in the alpha testing phase of the software. Further, an automated program has been created to control many tasks previously handled by human I.T. resources. Many of the types of errors encountered earlier in the testing phase associated with maintaining data properly will now be automatically monitored. This allows errors to be resolved more quickly and also frees resources.  Further developments include improvement in TOMS, the Company’s order management software. TOMS now has the new ability to do a partial exit when a trade is profitable by any of four threshold levels: T1, T2, T3, and T4. This improvement is critical for automated and Black Box trading. This will offer an added edge for both in-house future money management and external end-user functionality.

In January, 2008, the Company reported several recent key operational developments.  First, the Company announced we had completed the development of Version 2 of our QuickTick Charting application and QuickTick Server. The communications software linking QuickTick Charting with the Server was provided by a third party in Version 1, but it has been re-written by our developers for Version 2, as a required step before market launch. The new communications software is designed to be both more reliable and easier to scale up to a large number of users. We also announced that we added two developers with over 20 years of combined experience to our software development team, boosting the number of full-time developers to five.  Finally, the Company moved to our new home office in Edmonton, Alberta, a 4,500 square foot state of the art data center. The new data center will be critical to the Company’s market roll-out and redundancy operations, and will house our server room in a secured 300 foot former bank vault. The server room itself is equipped with rack-mounted multi-core Dell PowerEdge servers, a Diebold air-conditioning system, an inert-gas fire suppression system, and a 100kw diesel-powered electrical backup system.

In February, 2008, the Company appointed Parker Seto of New York to our advisory board.

Also in February, 2008, the Company announced that our currency trading arm received a six-figure capital investment from an accredited third-party investor. The investment marks the beginning of phase two of our currency alternative investment product managed by David Terk of Titan Trading U.S.A.

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

In February 2007, the Company announced that it has appointed Mr. William Brad Weber, Research Analyst and Trader, to Titan’s West Palm Beach Research and Trading Team to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Equity Trading Division under its USA Trading Operations.  Mr. Weber’s appointment was also in preparation for the launch of TickAnalyst, currently under final stages of development. He has been instrumental with the testing, implementation, and ongoing operations of Titan’s Black Box (fully automated) Division.

Also in February, 2007, the Company hired an expert to write a series of training and educational courses on our product and service offerings geared towards the institutional end-user in preparation for future product and service offerings.  Michael J. Di Gioia, a Co-founder of the Results Driven Financial Network (RDFN) and Former Director of Education of Pristine.com is in charge of this project.  These training courses will serve two distinct purposes: first to inform and promote our future products to an institutional client base, and secondly to educate and train potential clients on the benefits and various uses of our Proprietary Models and Advanced Analytics.

Also in March, 2007, the Company announced the formation of a registered broker dealer with National Securities Consulting Group and Janet L. Gentry. The formation of the Broker Dealer will provide avenues for business expansion into the financial services industry.

Also in March, 2007, the Company announced that it appointed Andrew Pappas, Operations Specialist and Proprietary Trader, to its New York Regional Office and Trading Team to assist with our grey box (semi-automated) and black box (fully-automated) Equity Trading Division under its USA trading operations.

In April, 2007, the Company announced the appointments of Anthony Savino,  Execution Specialist, and Rahim Aziz, Grey Box Trader to our New York Regional Office and trading team to assist with its grey box (semi-automated) and black box (fully-automated) Equity Trading Division under our USA Trading Operations.

In August, 2007, the Company announced that it has begun developing relationships with institutions and high net worth brokers as the first step in developing an Institutional Sales Desk.  The Institutional Sales team will leverage the Company’s wholly owned proprietary equity models in order to generate trading signals customized to each institution’s methodology.

Also in August, 2007, the Company announced the completion of a series of Training and Educational Courses on our products and service offerings geared toward the institutional end-user in preparation for future products and service offerings.

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

In July 2007, the Company completed a test integration of securities exchange data into our wholly owned proprietary charting application. This development allows the Company to offer a turnkey solution in the Multi-asset Direct Market Access (DMA) Platform arena. The Company will soon offer both a robust and customizable charting application in multiple asset classes as well as extensive indicators and analytics. The platform offers more trading solutions to a greater number of buy-side professional and institutional traders.

In August, 2007, the Company announced that phase one of the software link between its blackbox trading signal generator and our QuickTick charting application was complete and that a beta-test program of this link was now underway.

In October, 2007, the Company announced the completion of its Black Box software (“Black Box”). This version of Black Box is a completely stand alone application, which differentiates it from previous implementations of black box software. A 30 day period of in house alpha testing will be followed by a 60 day period of beta testing, prior to the release of the industry ready product. With the completion of Black Box, the Company is now ready to transform its operation from one focused on research and development to one focused on trading operations and sales and marketing.

Status of New Products or Services

Titan is constantly refining its trading software to maintain its integrity and marketability. As a result, we will be continuing to incur development costs. Subject to available financing, we anticipate spending approximately $475,000 over the next year on our development efforts. No new products, however, other than those described in this annual report, have been announced to the public.

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

Management and Employees

In addition to our directors, officers and consultants, we have 3 full-time employees.

Our President and Chief Executive Officer, Dr. Kenneth W. Powell, devotes approximately 30% of his business time to our affairs. We also retain Mr. Michael Gossland, our Secretary and Chief Technology Officer, to provide software development services on a full-time month-to-month basis. Titan has not entered into any consulting or management agreements with Dr. Powell.  Titan has entered into consulting agreements with each of Cignal and Mr. Gossland.  Mr. David Terk was appointed the Chief Financial Officer of Titan USA on January 6, 2006.  Titan USA has entered into a consulting agreement with Mr. Tony Robinson to assist Titan USA with foreign exchange trading and risk management.

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

If we are successful raising funds and begin trading operations with these funds, we may fall under the provisions of the Investment Company Act of 1940 and other United States and Canadian rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the fiscal years ended October 31, 2007, October 31, 2006 and October 31, 2005.  Our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for any of the fiscal years ended October 31, 2007, October 31, 2006 and October 31, 2005. Based upon the information available to us, we believe that most of our customers were located in the United States during the fiscal years ended October 31, 2007, October 31, 2006 and October 31, 2005.

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

D.            Property, Plants and Equipment

We utilize about 6,500 square feet of office space in Edmonton, Alberta, Great Neck, New York and West Palm Beach, Florida. We have rent obligations of $16,300.00 per month. Our office expenses total approximately $8,795.00 per month. With the exception of computer equipment located in Edmonton, Alberta, Nanaimo, British Columbia, Great Neck, New York, West Palm Beach, Florida and the U.K., we currently do not have any property, plant or equipment located elsewhere.

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

Stock-based Compensation Plan

The Company grants stock options to employees, officers, directors and persons providing management or consulting services to the Company pursuant to a stock option plan described in Note 7 to the Company’s consolidated financial statements.  The Company follows Accounting Standard No. 123 (R), a revision to SFAS 123. The Company estimates the fair value of the stock options granted using the Black-Scholes model and amortizes the fair value on a straight line basis over the vesting period.  The compensation expense recognized reflects estimates of award forfeitures at the time of grant and revised in subsequent periods if necessary, if actual forfeiture rates differ from those estimates.

A.           Operating Results

Fiscal Year Ended October 31, 2007 Compared to Fiscal Year Ended October 31, 2006

We incurred a net loss of $2,521,187 for the twelve-month period ended October 31, 2007, as compared to a net loss of $3,607,979 for the comparative period of 2006. The overall decrease in net loss in the 2007 fiscal year is due to the significant software development cost of $1,891,479 incurred in 2006 (2007 – Nil) which was offset by an increase in research and development costs relating to further development of the software trading programs and increased management and professional fees relating to financial reporting requirements for multi-jurisdiction filings and accounting fees.

During the fiscal year 2007, the Company focused on the development of software trading programs.  Research and development expense increased by $470,913 over the prior year to $1,331,369, compared to $860,456 for the year ended October 31, 2006.

Professional fees increased relating to financial reporting requirements for the multi-jurisdiction filings as well as costs related to private placement financings.  Professional fees for the year ending October 31, 2007 were $141,693, in comparison to $153,098 for the same period ending October 31, 2006.

Amortization expense for the year ended October 31, 2007 was $35,951, in comparison to $11,840 for the fiscal year 2006.

All general and administrative expenses increased due to the increased activity on the development of the trading software programs.

Other than as described herein, the Company did not experience any large fluctuations from quarter to quarter during 2007.  The net loss for the fourth quarter of fiscal year 2006 was $2,617,150, in comparison to $600,202 for the same period in fiscal 2007.  The large difference is a result of research and development expenses that were incurred during the period, specifically $1,891,479 of software development expense.

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

As at October 31, 2007, we had $18,664 cash and receivables of $404 as compared to $314,450 cash and receivables of $4,954 at our prior fiscal year end.

During 2007, the Company completed one private placement of common shares, as described below:

Equity Placements for the Fiscal Year Ended October 31, 2007

In December 2006, the Company issued 3,311,299 units at $0.35 per unit, for aggregate proceeds of $1,158,965. Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $957,552 and $201,413 have been allocated to the common shares and warrants, respectively. Each of the 1,655,632 warrants entitled the holder to purchase one common share at $0.50 per share, until expiry on December 12, 2008.  Insiders participated in the private placement for total gross proceeds of $300,000.

Shares for Services for the Fiscal Year Ended October 31, 2007

In March 2007, the Company completed a shares for services transaction with respect to services provided by three consultants for their participation in the development, sales and marketing of retail-market software products.  A total of 300,000 common shares in the capital of the Company were issued at a deemed price of $0.83 per share.

The issue costs relating to the 2007 share placements totaled $109,621.

Equity Placements Fiscal Year Ended October 31, 2006

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

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

As of October 31, 2007, our directors were as follows:

Name of Director	Age
Dr. Kenneth Powell	63
Michael Gossland	53
Philip S. Carrozza	46
Robert Roddick	63
Dr. Harold Elke	53

As of October 31, 2007, our executive officers were as follows:

Executive Officers	Age	Office
Dr. Kenneth W. Powell	63	President, Chief Executive Officer and Acting Chief Financial Officer
Michael Gossland	53	Secretary and Chief Technology Officer
David Terk	35	Chief Financial Officer of Titan USA

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

Robert F. Roddick, Q.C. has been a partner with Roddick & Peck (Johnson), Barristers and Solicitors, since 1981.

Harold Elke, DDS, B.Sc., is a graduate of the University of Lethbridge, holding Bachelor of Science (1978) and Doctor of Dental Surgery (1982) degrees. Since 1982, he has been a self-employed dentist with a dental practice in the Lethbridge, Alberta area. Dr. Elke has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

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

B.            Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2007.

•	Dr. Kenneth Powell – President, Chief Executive Officer and Acting Chief Financial Officer – $84,500

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2007.

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

Consulting Fees

During the fiscal year ended October 31, 2007, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

•	Mr. Michael Gossland – $120,000

•	Mr. Philip Carrozza – $142,958

Option Grants

On December 22, 2003, options with an exercise price of $0.10 and an expiry date of December 22, 2008 were granted to the following directors:

•	Mr. Michael Gossland – 500,000 options

•	Mr. Philip Carrozza – 500,000 options

•	Dr. Kenneth Powell – 400,000 options

On February 16, 2005, options with an exercise price of $0.155 and an expiry date of February 16, 2010 were granted to the following directors and/or officers:

•	Mr. Robert Roddick – 50,000 options

•	Mr. Michael Gossland – 10,000 options

•	Ms. Margo Kaufmann – 15,000 options (1)

On March 1, 2005, options with an exercise price of $0.25 and an expiry date of March 1, 2010 were granted to the following directors and/or officers:

•	Mr. Michael Gossland – 120,000 options

•	Mr. Phillip Carrozza – 120,000 options

•	Dr. Kenneth Powell – 120,000 options

•	Ms. Margo Kaufmann – 185,000 options (1)

•	Mr. Robert Roddick – 25,000 options

On July 5, 2005, options with an exercise price of $0.135 and an expiry date of July 5, 2010 were granted to the following director:

•	Mr. Richard Sharples – 50,000 options (2)

On January 8, 2007, options with an exercise price of $0.30 and an expiry date of January 8, 2012 were granted to the following directors and/or officers:

•	Mr. Michael Gossland – 200,000 options

•	Mr. Phillip Carrozza – 200,000 options

•	Dr. Kenneth Powell – 500,000 options

•	Mr. Robert Roddick – 75,000 options

•	Dr. Harold Elke – 150,000 options

•	Mr. David Terk – 100,000 options

On January 28, 2008, options with an exercise price of $0.37 and an expiry date of January 28, 2013 were granted to the following directors and/or officers:

•	Mr. Michael Gossland – 100,000 options

•	Mr. Phillip Carrozza – 100,000 options

•	Dr. Kenneth Powell – 100,000 options

•	Mr. Robert Roddick – 50,000 options

•	Dr. Harold Elke – 50,000 options

•	Mr. David Terk – 75,000 options

(1)	Options granted to Ms. Margo Kaufmann expired on March 16, 2006
(2)	On December 28, 2006 Mr. Richard Sharples exercised 37,500 of his options and on January 18, 2007 the remaining 12,500 options expired.

C.            Board Practices

Dr. Powell, Mr. Gossland, Mr. Carrozza Mr. Roddick and Dr. Elke have acted as our directors since December 23, 2002, September 15, 1995, June 6, 2003 November 29, 2004 and October 24, 2006, respectively.  All such individuals were re-elected as directors at our annual general meeting of shareholders held on September 14, 2007.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election, or their earlier resignation or removal. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

No directors or officers have service contracts with us, nor are they entitled to any termination benefits, except for the consulting agreements entered into in February 2006, with each of Cignal (a company owned by Phillip Carrozza) and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.

Audit Committee

As of April 25, 2008, our Audit Committee was comprised of Mr. Gossland, Mr. Roddick and Dr. Elke. Mr. Roddick was appointed a Director and member of the Audit Committee on November 29, 2004. Dr. Elke was appointed a Director and member of the Audit Committee on October 24, 2006.  Mr. Roddick and Dr. Elke are independent members of the audit committee, and all members are financially literate.

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

D.            Employees

We have three employees, and the remainder of services are contracted to consultants.  We have 3 consultants in Canada, 6 consultants in the United States and 1 consultant in the United Kingdom.

E.            Share Ownership

As of April 25, 2008, we had 44,362,345 common shares issued and outstanding. As of April 25, 2008, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	12,181,895 (1)	26.07%
Philip S. Carrozza	4,211,385 (2)	9.12%
Harold Elke	3,246,545 (3)	7.19%
Michael Gossland	2,740,093 (4)	5.88%
Robert F. Roddick	252,917 (5)	0.57%
David Terk	209,107 (6)	0.47%
All officers and directors as a group	22,841,942	49.31%

Notes:

(1)
Includes (A) 400,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 375,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012; (D) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (E) 75,000 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell, issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (F) 600,000 common shares held in escrow by TTN Escrow Capital Corp.; (G) 157,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell; (H) 157,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell; (I) 2,809,897 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell; (J) 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008; (K) 425,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (L) 120,580 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (M) 312,500 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (N) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (O) 15,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; and (P) 15,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.

(2)
Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;  (D) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; (F) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008; (G) 1,578,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza; and (H) 14,285 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009.

(3)
Includes (A) 112,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;  (B) 12,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (C) 99,999 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008; (D) 428,569 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on December 12, 2008; (E) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; and (F) 138,890 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.

(4)
Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share and expire March 1, 2010; (D) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (E) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (F) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; (G) 517,500 common shares held by Mrs. Sybille Gossland, the wife of Mr. Gossland; (H) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; and (I) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008.

(5)
Includes (A) 50,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (B) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 56,250 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (D) 12,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; and (E) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009.

(6)
Includes (A) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (B) 18,750 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; and (C) 14,286 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009.

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

As of April 25, 2008, we had 44,362,345 common shares issued and outstanding. As of April 25, 2008, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	12,181,895 (1)	26.07%
Phillip Carrozza	4,211,385 (2)	9.12%
Karen Powell	3,347,397 (3)	7.46%
Harold Elke	3,246,545 (4)	7.19%
Michael Gossland	2,740,093 (5)	5.88%

  Notes:

(1)
Includes (A) 400,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 375,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012; (D) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (E) 75,000 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell, issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (F) 600,000 common shares held in escrow by TTN Escrow Capital Corp.; (G) 157,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell; (H) 157,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell; (I) 2,809,897 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell; (J) 100,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008; (K) 425,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (L) 120,580 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (M) 312,500 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (N) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (O) 15,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; and (P) 15,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.

(2)
Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;  (D) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; (F) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008; (G) 1,578,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza; and (H) 14,285 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009.

(3)
Includes (A) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (B) 312,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; and (C) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010;

(4)
Includes (A) 112,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;  (B) 12,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (C) 99,999 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on July 31, 2008; (D) 428,569 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire on December 12, 2008; (E) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; and (F) 138,890 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.

(5)
Includes (A) 500,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire December 22, 2008; (B) 410,593 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share and expire March 1, 2010; (D) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (E) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (F) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; (G) 517,500 common shares held by Mrs. Sybille Gossland, the wife of Mr. Gossland; (H) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2008; and (I) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2008.

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

Of our 165 registered shareholders as at April 25, 2008, 17 were residents of the United States representing 3,030,067 common shares or 6.8% of our 44,362,345 issued and outstanding common shares as of that date.

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

In July 2006, the Company announced that the software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 common shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006 an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOPS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders to further amend the Software Transfer Agreements, extending the milestone compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised in July of 2006.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders of further amendments to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices are the same, however, the exercise period for the first and second tranche is the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  The subsequent amendments were approved by the disinterested shareholders of the Company on September 14, 2007 and were approved by TSX Venture Exchange on October 29, 2007.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they will provide consulting services to us until October 31, 2008.

Management fees and research and development costs of $430,764 (2006 - $609,194) were paid to officers and directors of the Company during 2007.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2002 to October 31, 2003	$0.22	$0.02
November 1, 2003 to October 31, 2004	$0.26	$0.08
November 1, 2004 to October 31, 2005	$0.44	$0.085

Period	High	Low

November 1, 2005 to October 31, 2006	$0.415	$0.11
November 1, 2006 to October 31, 2007	$1.07	$0.255

Fiscal Quarter

November 2005 to January 2006	$0.21	$0.14
February 2006 to April 2006	$0.37	$0.11
May 2006 to July 2006	$0.415	$0.24
August 2006 to October 2006	$0.39	$0.22
November 2006 to January 2007	$0.395	$0.255
February 2007 to April 2007	$1.07	$0.355
May 2007 to July 2007	$0.89	$0.54
August 2007 to October 2007	$0.60	$0.335
November 2007 to January 2008	$0.57	$0.31
February 2008 to April 25, 2008	$0.67	$0.30

Month

October 2007	$0.39	$0.335
November 2007	$0.395	$0.31
December 2007	$0.39	$0.325
January 2008	$0.57	$0.325
February 2008	$0.67	$0.32
March 2008	$0.365	$0.30
April 1 – 25, 2008	$0.41	$0.335

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2002 to October 31, 2003	$0.15	$0.01
November 1, 2003 to October 31, 2004	$0.15	$0.06
November 1, 2004 to October 31, 2005	$0.38	$0.06
November 1, 2005 to October 31, 2006	$0.37	$0.105
November 1, 2006 to October 31, 2007	$0.92	$0.192

Fiscal Quarter

November 2005 to January 2006	$0.19	$0.105
February 2006 to April 2006	$0.335	$0.13
May 2006 to July 2006	$0.37	$0.266
August 2006 to October 2006	$0.35	$0.201
November 2006 to January 2007	$0.35	$0.192
February 2007 to April 2007	$0.92	$0.291
May 2007 to July 2007	$0.77	$0.505
August 2007 to October 2007	$0.58	$0.321
November 2007 to January 2008	$0.55	$0.29
February 2008 to April 25, 2008	$0.72	$0.288

Month
October 2007	$0.38	$0.33

Period	High	Low
November 2007	$0.34	$0.303
December 2007	$0.3345	$0.29
January 2008	$0.55	$0.311
February 2008	$0.72	$0.3205
March 2008	$0.36	$0.288
April 1 – 25, 2008	$0.425	$0.33

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

C.            Material Contracts

In July 2006, the Company announced that the software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 common shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOPS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders to further amend the Software Transfer Agreements, extending the milestone compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised in July of 2006.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders of further amendments to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices are the same, however, the exercise period for the first and second tranche is the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  The subsequent amendments were approved by the disinterested shareholders of the Company on September 14, 2007 and were approved by TSX Venture Exchange on October 29, 2007.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

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

Management Believes Company is a Passive Foreign Investment Company.

General Discussion. We believe that we qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2007, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of these three alternative tax regimes. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2007 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2008. There can be no assurance that our determination concerning our PFIC status will not be challenged.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income. For tax years beginning after 2006, there are only two baskets, “passive category income” and “general category income”.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  For tax years of U.S. Holders beginning after October 22, 2004, unused foreign tax credits can generally be carried back one year and forward ten years.  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income”.

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

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Collins Barrow Edmonton LLP (“Collins Barrow”), audited our financial statements for the years ended October 31, 2007 and October 31, 2006.

Audit Fees

Fees billed by Collins Barrow for professional services totaled $60,000 for the year ended October 31, 2007.  Fees billed by Collins Barrow for professional services totaled $57,000 for the year ended October 31, 2006.  Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit–Related Fees

None.

Tax Fees

Fees for tax services by Collins Barrow, including fees for review of our consolidated federal income tax return, totaled $0 for the 2007 tax year and $1,500 for the 2006 tax year.

All other Fees

During the fiscal years ended October 31, 2007 and October 31, 2006, Collins Barrow did not bill for any products or services other than as described above.

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

There were no fees in 2007 and 2006 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2006 to November 30, 2006	700,000 (1)	$0.25	400,000 (2)	Nil
December 1, 2006 to December 31, 2006	857,141 (3)	$0.35	857,141 (3)	428,569 (3)

(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2007 – January 31, 2007	323,529 (4)	$0.17USD	Nil	1,225,000 (5)
February 1, 2007 to February 28, 2007	366,667 (6)	$0.25	366,667 (6)	Nil
March 1, 2007 to March 31, 2007	Nil	N/A	Nil	Nil
April 1, 2007 to April 30, 2007	300,000 (7)	-	Nil	Nil
May 1, 2007 to May 31, 2007	Nil	N/A	Nil	Nil
June 1, 2007 to June 30, 2007	Nil	N/A	Nil	Nil
July 1, 2007 to July 31, 2007	Nil	N/A	Nil	Nil
August 1, 2007 to August 31, 2007	Nil	N/A	Nil	Nil
September 1, 2007 to September 30, 2007	Nil	N/A	Nil	Nil
October 1, 2007 to October 31, 2007	551,736 (8)	$0.30	551,736 (8)	Nil

Notes:

(1)	Includes acquisition of 300,000 common shares in a private transaction.
(2)	400,000 common shares issued pursuant to the exercise of warrants at $0.25 per share.
(3)
857,141 common shares issued pursuant to a private placement at $0.35, and 428,569 common shares underlying warrants that are immediately exercisable at an exercise price of $0.50 per common share and expire December 12, 2008.  The private placement was publicly announced on December 13, 2006.

(4)	Acquisition of 323,529 common shares in a private transaction.
(5)
1,225,000 common shares issuable pursuant to stock options granted under the our stock option plan of which 918,750 are vested and fully exercisable and the remaining 306,250 will vest on July 8, 2008, all exercisable at an exercise price of $0.30 per share and expire January 8, 2012.  The grant of options was publicly announced on January 9, 2007.

(6)	366,667 common shares issued pursuant to the exercise of warrants at $0.25 per share.
(7)	Acquisition of 300,000 common shares in a private transaction.
(8)	551,736 common shares issued pursuant to the exercise of warrants at $0.30 per share.

PART III

ITEM 17:    FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

•	our balance sheets as at October 31, 2007 and October 31, 2006;

•	statements of operations and comprehensive loss for the periods ended October 31, 2007, 2006 and 2005;

•	statements of shareholders’ equity for the periods ended October 31, 2007, 2006 and 2005; and

•	statements of cash flows for the periods ended October 31, 2007, 2006 and 2005.

The consolidated financial statements as at and for the years ended October 31, 2007 and October 31, 2006 were audited by Collins Barrow Edmonton LLP, our Independent Registered Chartered Accountants.

The consolidated financial statements as at and for the year ended October 31, 2005 were audited by Deloitte & Touche LLP, our former Independent Registered Chartered Accountants.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 15. All figures are expressed in Canadian dollars.

Report of Independent Registered Chartered Accountants

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2005 and for the year then ended were audited by another firm of chartered accountants who expressed an opinion without reservation on those financial statements in their audit report dated February 24, 2006.

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

Comments by Independent Registered Chartered Accountants for US Readers on Canada-United States of America Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 20, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 20, 2008	Independent Registered Chartered Accountants

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheets
As at October 31, 2007 and 2006
(expressed in Canadian dollars)

	2007	2006

ASSETS
CURRENT
Cash and cash equivalents	$18,664	$314,450
Short-term investments (Note 4)	221,807	---
Sundry Receivable	404	4,954
Prepaid expenses & deposit	7,757	73,865
	248,632	393,269
Deposit	23,500	---
Equipment (Note 5)	159,270	62,435

	$431,402	$455,704

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$274,173	$281,780
Loans and advances (Note 6)	350,831	216,082

	625,004	497,862

Commitments (Note 10)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	8,795,045	6,717,678
Warrants (Note 7)	812,255	725,989
Contributed surplus (Note 7)	2,119,682	1,913,572
Deficit	(11,920,584)	(9,399,397)

	(193,602)	(42,158)

	$431,402	$455,704

See accompanying notes

Approved on behalf of the Board:

“Kenneth W. Powell”	“Robert F. Roddick”
Signed	Signed

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Operations and Comprehensive Loss
Years ended October 31, 2007, 2006 and 2005
(expressed in Canadian dollars)

	2007	2006	2005	Cumulative from 2002 (inception of development stage)

EXPENSES
Software development (Note 9)	---	1,891,479	---	1,891,479
Research and development (Note 9)	1,331,369	860,456	609,130	2,981,486
General and administrative (Note 9)	1,079,507	820,450	723,638	3,460,722
Amortization	35,951	11,840	8,722	321,056
Bank charges and interest	39,769	29,138	1,752	76,120
Bad debt	---	---	---	3,000
Loss (Gain) on foreign exchange	42,566	(5,384)	47	40,167

Loss from operations	2,529,162	3,607,979	1,343,289	8,774,030
Interest and other income	7,975	---	---	8,557

Net loss and comprehensive loss	(2,521,187)	(3,607,979)	(1,343,289)	(8,765,473)

LOSS PER SHARE – Basic	$(.07)	$(0.13)	$(0.07)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	35,838,813	27,306,799	18,397,266

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Shareholders’ Equity
Years ended October 31, 2007, 2006 and 2005
(expressed in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Deficit	Total
October 31, 2004	3,948,594	116,544	11,200	(4,381,529)	(305,191)
Net loss				(1,343,289)	(1,343,289)
Change in Accounting policy				(66,600)	(66,600)
Private placement	800,362	133,121			933,483
Warrants exercised	72,240	(20,640)			51,600
Shares issued for debt	472,309				472,309
Stock compensation expense			211,694		211,694
October 31, 2005	5,293,505	229,025	222,894	(5,791,418)	(45,994)

Net loss				(3,607,979)	(3,607,979)
Expired/cancelled warrants		(58,274)	58,274		---
Software transfer		316,479	1,575,000		1,891,479
Private placement	1,060,253	324,706			1,384,959
Warrants exercised	363,920	(85,947)			277,973
Stock compensation expense			57,404		57,404
October 31, 2006	6,717,678	725,989	1,913,572	(9,399,397)	(42,158)

Net loss				(2,521,187)	(2,521,187)
Expired/cancelled warrants		(11,633)	11,633		---
Stock options exercised	78,904		(23,342)		55,562
Warrants exercised	884,171	(86,150)			798,021
Private placement	865,292	184,049			1,049,341
Warrants issued	249,000				249,000
Stock compensation expense			217,819		217,819
October 31, 2007	8,795,045	812,255	2,119,682	(11,920,584)	(193,602)

See accompanying notes

	2007	2006	2005	Cumulative from 2002 (inception of development stage
OPERATING
Net loss	$(2,521,187)	$(3,607,979)	$(1,343,289)	$(8,765,473)
Adjustments for non-cash items
Software development expense		1,891,479	---	1,891,479
Amortization	35,951	11,840	8,722	321,056
Research and development	249,000	62,735	262,500	574,235
Share option expense	217,819	57,404	123,654	429,862
Loss on disposal of equipment		---	---	1,021

Net changes in non-cash working capital balances:
Sundry receivable	4,550	4,483	2,226	3,409
Prepaid expenses	42,608	(73,161)	(704)	241,467
Accounts payable and accrued liabilities	7,608)	114,080	(4,745)	(29,323)

	(1,978,867)	(1,539,119)	(951,636)	(5,332,267)

INVESTING
Loan receivable	---	---	---	(62,735)
Purchase of equipment	(132,786)	(43,276)	(20,666)	(202,377)
Short-term investments	(221,807)	---	---	(221,807)
	(354,593)	(43,276)	(20,666)	(486,919)
FINANCING
Issue of common shares and warrants net of issue costs	1,902,925	1,662,932	1,021,523	4,916,795
Redemption of common shares	---	---	(15,000)	(15,000)
Loans and advances	134,749	124,722	77,206	560,638
	2,037,674	1,787,654	1,083,729	5,462,433
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(295,786)	205,259	111,427	(356,753)

CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), BEGINNING OF PERIOD	314,450	109,191	(2,236)	375,417

CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF PERIOD	$18,664	$314,450	$109,191	$18,664

CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$39,769	$29,138	1,752	76,120

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS & GOING CONCERN

(a)	Operations

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

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years as they have not completed the development of their financial software, and has an accumulated deficit of $11,920,584 at October 31, 2007.  As at October 31, 2007, the Company also has a working capital deficiency of $376,372.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity (See subsequent events, Note 13). The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2008.  However, management can provide no assurance thereon.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY

Effective November 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Disclosure and Presentation, Section 1530, Comprehensive Income; Section 3251, Equity; and Section 3865, Hedges.  The adoption of the foregoing standards had no transitional impact on the Company’s opening deficit or accumulated other comprehensive income.

CICA Handbook Section 3855 and 3861 establish standards for recognition, measurement, disclosure and presentation of financial instruments, which include financial assets, financial liabilities, derivatives and embedded derivatives.   Financial instruments, including derivatives, are measured in the consolidated balance sheet at fair value on acquisition.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amount would be recorded in net income.  Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Subsequent measurement
Cash and cash equivalents	Held for trading	Fair market value
Short-term investments	Held for trading	Fair market value
Sundry receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Loans and advances	Other liabilities	Amortized cost

CICA handbook Section 1530, establishes standards for comprehensive income. Comprehensive income, which consists of net income and other comprehensive income represents changes in shareholders’ equity during a period arising from transactions with non-owners.  Other comprehensive income consists of changes to unrealized gains and losses on available-for-sale financial assets, as well as foreign currency translation adjustments of self-sustaining foreign operations during the period.   Comprehensive income measures net earnings for the period plus other comprehensive income.  Amounts reported as other comprehensive income will be accumulated in a separate component of shareholders’ equity as “Accumulated Other Comprehensive Income (Loss).”

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY (continued)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.  The implementation of this section did not have a material impact on the Company’s financial statements.

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not have any hedging items so the implementation of this section did not have a material impact on the financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.  There were no development costs capitalized during the year.

Equipment

Computer equipment is carried at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is carried at cost less accumulated amortization and is amortized at 20% declining balance per annum.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

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

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation.  Gains and losses resulting from translation adjustments are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment, fair value of financial instruments, and determining the fair value of stock-based compensation.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

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

Stock-based compensation

The fair value of stock options are calculated at the date of grant and is expensed over the vesting period of the options on a straight-line basis.  The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires certain assumptions to be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected future volatility of the stock.  As the options are exercised, the consideration paid, along with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Future Accounting Pronouncements

Effective November 1, 2007, the Company will be required to adopt the following new CICA standards:

- Section 3862 “Financial Instruments – Disclosure”
- Section 3863, “Financial Instruments – Presentation”
- Section 1506, “Accounting Changes”, and
- Section 1535, “Capital Disclosures”

Financial Instruments – Disclosure and Presentation

Handbook Section 3862 “Financial Instruments – Disclosure” and Section 3863 “Financial instruments – Presentation” will replace Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the former presentation requirements.  The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Changes

Under the new standard, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.   Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these charges in earnings.  These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after November 1, 2007.

Capital Disclosures

This section will require additional disclosures of objectives, policies and processes for managing capital.  In addition, disclosures will include whether companies have complied with externally imposed capital requirements.  The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial instruments.

4.            SHORT-TERM INVESTMENTS

Short-term investments consists of a guaranteed investment certificate bearing interest at prime less 2.25%, and matures September 5, 2008.  The investment is collateral for an available line of credit of $120,000 which has not been drawn on at the end of the year.

Short-term investments also include marketable securities of $101,807 held in a trading account which are measured at fair value.

5.             EQUIPMENT

		October 31, 2007			October 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$217,216	$66,926	$150,290	$87,578	$32,728	$54,850
Office Furniture	11,580	2,600	8,980	8,432	847	7,585

Software
development costs	947,877	947,877	- - -	947,877	947,877	- - -
	$1,176,673	$1,017,403	$159,270	$1,043,887	$981,452	$62,435

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

6. LOANS AND ADVANCES	2007	2006

Loan payable, is due to a Director and his associated company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.	$ 187,831	$ 37,408

Short-term loan, bearing interest at 13% per annum, is secured by a promissory note and due on demand.	100,000	100,000

Private placement funds paid in advance of December 31, 2007 closing (See subsequent events Note 13)	63,000	---

Advances of $70,000 US from partners of Titan Trading Limited Partnership. The advance is non-interest bearing, unsecured and has no fixed terms of repayment	---	78,674
	$ 350,831	$ 216,082

The $100,000 short-term loan was repaid in November, 2007.

7.  SHARE CAPITAL
	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	- - -	- - -	- - -	- - -
Issued for cash	1	1	- - -	- - -

Balance, October 31, 1994	1	1	- - -	- - -
Issued for cash	4,114,000	1,314,900	- - -	- - -
Warrants issued	- - -	- - -	125,000	- - -

Balance, October 31, 1995	4,114,001	1,314,901	125,000	- - -
Issued for cash	4,302,000	1,055,500	- - -	- - -
Share issuance costs	- - -	(141,089)	- - -	- - -

Balance, October 31, 1996	8,416,001	2,229,312	125,000	- - -
Issued for cash	316,000	442,400	- - -	- - -
Warrants issued	- - -	- - -	158,000	- - -

Balance, October 31, 1997	8,732,001	2,671,712	283,000	- - -
Warrants exercised	125,000	131,250	(125,000)	- - -

Balance, October 31, 1998	8,857,001	2,802,962	158,000	- - -
Warrants cancelled	- - -	- - -	(158,000)	- - -

Balance, October 31, 1999	8,857,001	2,802,962	- - -	- - -
Issued for cash	275,965	572,976	- - -	- - -
Warrants issued	- - -	- - -	250,067	- - -

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7. SHARE CAPITAL – (continued)
	Common Shares		Warrants
	Shares	Amount	Warrants	Amount
Balance, October 31, 2000	9,132,966	3,375,938	250,067	- - -
Issued for cash	680,000	340,000	- - -	- - -
Warrants issued	- - -	- - -	680,000	- - -
Warrants expired	- - -	- - -	(250,067)	- - -

Balance, October 31, 2001	9,812,966	3,715,938	680,000	- - -
Issued for cash	- - -	- - -	- - -	- - -

Balance, October 31, 2002	9,812,966	3,715,938	680,000	- - -
Warrants expired	- - -	- - -	(680,000)	- - -

Balance, October 31, 2003	9,812,966	3,715,938	- - -	- - -
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	- - -	(9,800)	- - -	- - -

Balance, October 31, 2004	13,024,965	3,948,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and cancelled	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	316,479
Warrants expired and cancelled	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	725,989
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904
Warrants expired and cancelled			(581,667)	(11,633)
Shares issued for service	300,000	249,000
Share issuance costs		(92,260)		(17,364)
Balance October 31, 2007	37,813,699	8,795,045	6,508,131	812,255

a)	Share Capital

 2007

In December 2006, the corporation closed a non-brokered private placement of units (“Units), which raised $1,158,965.  The Corporation issued 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”). The Warrants issued were 1,655,632.  The difference of 17.5 fewer

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.   SHARE CAPITAL (continued)

a)	Share Capital (continued)

warrants issued is a rounding factor attributed to shareholders proceeds being short of the actual value of shares purchased.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company revised the amount of finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000. The issue costs relating to this placement totaled $99,914.  Share issuance costs also include $9,710 relating to the exercise of warrants and stock options.

The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:  dividend yield of $Nil, expected volatility of 107%, risk free rate of 3.97% and expected life of 2 years.

In February, 2007, the Company issued shares for services to three consultants for their participation in the development, sales and marketing of retail-market software products.  Titan entered into consulting arrangements with the consultants in exchange for 300,000 common shares, in the aggregate, in the capital of Titan at a deemed price of $0.83.

During 2007, a total of 377,500 options and 3,010,403 warrants were exercised.

2006

In July 2006, the Company closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised gross proceeds of $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:  dividend yield of $Nil, expected volatility of 139%, risk free rate of 3.98% and expected life of 2 years.

In February 2006, the Company completed the closing of an expedited private placement, raising gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants issued were 1,767,954.  The additional 5 warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased. The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance hereof, and a price of $0.40 for the next twelve months, and will expire February 1, 2008. The issue costs relating to these placements totaled $118,407. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $Nil, expected volatility of 142%, risk free rate of 3.88% and expected life of 2 years.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.   SHARE CAPITAL (continued)

a)	Share Capital (continued)

2006 (continued)

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

Escrowed Shares

As at October 31, 2007, 300,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

Stock Options

In January 2007 the Company issued 1,825,000 stock options to directors, officers and consultants of the Company exercisable at $0.30. The options will expire on January 8, 2012. In June, 2007, the Company issued 200,000 stock options to a consultant exercisable at $0.69 which expire on June 28, 2012.  In August, 2007 the Company issued 130,000 stock options to consultants and employees of the Company exercisable at $0.50 which expire August 28, 2012.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.   SHARE CAPITAL (continued)

The following table summarizes the activity of stock options as follows:

Year	2007		2006
	Number of options	Weighted- Average Exercise Price	Number of options	Weighted- Average Exercise Price
Outstanding at beginning of period	3,623,093	$ 0.17	3,485,593	$ 0.16
Granted	2,155,000	$ 0.35	360,000	$ 0.32
Exercised	(377,500)	$ 0.15
Cancelled or expired			(222,500)	$ 0.23
Outstanding at end of period	5,400,593	$ 0.25	3,623,093	$ 0.17
Exercisable at end of period	4,150,593	$ 0.19	3,353,093	$ 0.16

The following table summarizes information on share options outstanding and exercisable at October 31, 2007:

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$ 0.10	1,435,000	1,435,000	1.1
0.155	495,593	495,593	2.3
0.25	980,000	980,000	3.3
0.315	360,000	270,000	3.7
0.30	1,800,000	887,500	4.2
0.69	200,000	50,000	4.7
0.50	130,000	32,500	4.8
	5,400,593	4,150,593

The Company uses the Black-Scholes option-pricing model to value the options at each grant date under the following weighted-average assumptions:

	2007	2006	2005
Weighted average grant date fair value per share option	0.33	0.32	0.09
Expected dividend rate	0%	0%	0%
Expected volatility	142%	138%	145%
Risk-free interest rate	3.95%	3.75%	4.00%
Expected life of options in years	5 yrs.	5 yrs.	5 yrs.

The amounts estimated according to the Black-Scholes option-pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

7.   SHARE CAPITAL (continued)

Warrants

The following table summarizes information on warrants outstanding at October 31, 2007:

Exercise Prices	Number Outstanding	Expiry Date

$0.40	1,614,065	February 1, 2008
$0.50	1,238,434	July 31, 2008
$0.50	2,000,000	November 30, 2008
$0.50	1,655,632	December 12, 2008

	6,508,131

  CONTRIBUTED SURPLUS

The increase in contributed surplus in 2007 is the result of $217,819 (2006 - $57,404) stock based compensation expense, $11,633 (2006 - $58,274) relating to expired and cancelled warrants, and  $23,342 (2006- NIL) to options exercised.

8. FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates of 32.12% (2006- 32.87%) to loss before income taxes.  The differences are as follows:

	2007	2006
Computed tax recovery	$(809,805)	$(1,185,943)
Deductible share issuance costs	(7,042)	(13,533)
Non-deductible expenses	75,094	91,841
Unrecognized losses	741,753	1,107,635
	$-	$-

The tax effect of significant temporary differences is as follows:

	2007	2006
Operating loss carry-forwards	$2,853,172	$2,411,060

Other temporary differences	57,206	37,703
Future income tax assets before valuation allowance	2,910,378	2,448,763
Valuation allowance	(2,910,378)	(2,448,763)
Future income tax assets	$-	$-

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

8.  FUTURE INCOME TAXES (continued)

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $8,838,721 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:
	Loss carryforwards in the United States	Loss carryforwards in Canada	Total

2008		585,785	585,785
2009		447,548	447,548
2010		185,347	185,347
2014		458,893	458,893
2015		1,362,971	1,362,971
2026	173,617	3,335,533	3,509,150
2027	318,554	1,970,473	2,289,027
Total	492,171	8,346,550	8,838,721

9.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2007	2006	2005
Management and consulting fees	$ 167,806	$ 69,000	$ 114,769
Research and development	262,958	540,194	600,376
Software development	---	1,891,479	---

Management and consulting fees are paid to a director of the Company and a company controlled by an officer.

Research and development fees are paid to directors and companies controlled by directors.

Accounts payable and accrued liabilities include $90,975 (2006 - $136,992) payable to directors or officers of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

10.	COMMITMENTS

a)	The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total

2008	$104,657

2009	$78,768

2010	$78,768

2011	$78,768

2012	$65,640

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

d)
The Company has consulting agreements with two directors of the Company for $10,000 per month each to maintain, support and improve the software, as well as, to provide general software programming and consulting services.  The agreement remains in effect until October 31, 2008.

11.         FINANCIAL INSTRUMENTS

Fair Value

The Company's financial instruments consist of cash and cash equivalents, short-term investments, sundry receivable, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Credit Risk

It is management's opinion that the Company is not exposed to credit risks arising from these financial instruments.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

11.         FINANCIAL INSTRUMENTS (continued)

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Interest Rate Risk

          The Company is susceptible to interest rate price risk on its fixed interest loans.

12.         SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

13.	SUBSEQUENT EVENTS

a)
Subsequent to year ending October 31, 2007 the Company announced that it closed a non-brokered private placement of units (”Units”),  which raised just over $1.2 million. The Company will issue 3,036,234 Units at $0.40 Canadian ($0.42 US) per Unit. Each Unit will consist of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian ($0.62 US) and will expire December 7, 2009. Subscription proceeds of $63,000 were received prior to October 31, 2007 (Note 6).

b)
On February 20, 2008, the Company announced it intends to proceed with a non-brokered private placement offering of up to 2,000,000 units at a price of $0.255 Canadian ($0.25 US) per unit for gross proceeds of up to $510,000 Canadian ($500,000 US).  Each unit will consist of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant will entitle the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) for a period of twenty four (24) months from closing.

14.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 35,838,813 (2006 – 27,306,799; 2005 – 18,397,266).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

15.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Consolidated statements of cash flows

Under U.S. GAAP Cash and Cash Equivalents for the statements of cash flows does not include bank indebtedness.  At the 2004-year end the Company had bank indebtedness amounting $2,236 which would have been shown as a financing cash flow under U.S. GAAP, resulting in the cash reconciled to at the end of 2004 being nil and not ($2,236) as disclosed in the Canadian financial statements.

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares, with the offset to additional paid-in-capital.  The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

Research and development

Under U.S. GAAP, all development costs are expensed as incurred.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  The Company has not deferred any development costs.

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
Years ended October 31, 2007 and 2006
(expressed in Canadian dollars)

15.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 159

In February 2007, the FASB issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.  The Statement would be effective for financial statements issued for fiscal years beginning after November 15, 2007.  The company is assessing the impact this statement will have on its consolidated financial statements.

FIN 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard is effective for fiscal years beginning after December 15, 2006.  The company is assessing the impact this statement will have on its consolidated financial statements.

ITEM 18:    FINANCIAL STATEMENTS

See “Item 17 – Financial Statements”

ITEM 19:    EXHIBITS

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3***	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
4.4*****	Amended & Restated Software Transfers Agreement between Titan Trading Analytics Inc. and Philip Carrozza and Cignal Technologies, LLC and between Titan Trading Analytics Inc. and Michael Gossland
8.1****	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
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
***** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 1, 2007.

SIGNATURES

                    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TITAN TRADING ANALYTICS INC.
Dated: April 25, 2008

By:	/s/ Dr. Kenneth W. Powell
Dr. Kenneth W. Powell, President, Chief Executive Officer and Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3***	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC
4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza
4.4*****	Amended & Restated Software Transfers Agreement between Titan Trading Analytics Inc. and Philip Carrozza and Cignal Technologies, LLC and between Titan Trading Analytics Inc. and Michael Gossland
8.1****	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
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
***** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 1, 2007.