Form 20-F
period 2008-10-31
TITAN TRADING ANALYTICS INC
filed 2009-05-08
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2008

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

U.S. Dollars Per Canadian Dollar

	Year Ended October 31,

	2008	2007	2006	2005	2004	2003	2002	2001

Average for Period	0.9690	0.9811	0.8831	0.8213	0.7634	0.6880	0.6354	0.6513

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March
	2008	2008	2008	2009	2009	2009
High for the Month	0.9428	0.8694	0.8360	0.8485	0.8221	0.8180
Low for the Month	0.7727	0.7782	0.7710	0.7889	0.7860	0.7698

At December 31, 2008 the Federal Reserve Bank of New York ceased publishing foreign exchange quotations.  As of January 1, 2009 the Company began using the closing rate for foreign exchange published by the Bank of Canada.  As of April 21, 2009, the Closing exchange rate of Canadian dollars into United States dollars published by the Bank of Canada US$0.8089 (US$1.00 = CDN$1.2363).

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

The following tables set forth our financial data for our fiscal years ended October 31, 2008, 2007, 2006, 2005 and 2004. We derived all figures from our financial statements, which were audited by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 17 to our audited financial statements.

	FISCAL YEAR ENDED:
	OCT 31, 2008	OCT 31, 2007 (Restated)	OCT 31, 2006 (Restated)	OCT 31, 2005	OCT 31, 2004
REVENUE	-	-	-	-	-
EXPENSES	$3,081,814	$2,587,613	$1,716,500	$1,343,289	$457,589
INTEREST/OTHER INCOME	$5,829	$7,975	-	-	-
NET LOSS FOR YEAR CDN GAAP	$3,075,985	$2,579,638	$1,716,500	$1,343,289	$457,589
NET LOSS FOR YEAR US GAAP	$3,075,985	$2,525,638	$1,716,500	$1,343,289	$457,589
NET LOSS PER SHARE CDN GAAP	$(0.07)	$(0.07)	$(0.06)	$(0.07)	$(0.04)
NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	$(0.07)	$(0.07)	$(0.06)	$(0.07)	$(0.04)
NET WORKING CAPITAL	$(199,946)	$(434,823)	$(104,593)	$(76,993)	$(324,246)
TOTAL ASSETS CDN GAAP	$1,528,919	$431,402	$455,704	$213,066	$93,453
TOTAL ASSETS US GAAP	$1,528,919	$431,402	$455,704	$213,066	$93,453
NET ASSETS	$839,586	$(252,053)	$(42,158)	$(45,994)	$(305,191)
CAPITAL STOCK	$11,707,655	$8,795,045	$6,717,678	$5,293,505	$3,948,594
SHARES OUTSTANDING	49,214,345	37,813,699	30,814,497	22,646,399	13,024,965
LONG-TERM OBLIGATIONS	NIL	NIL	NIL	NIL	NIL

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

The risk factors set forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement we make. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on our actual financial and other results. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 3 and 4.

The unprecedented financial events of late 2008 and the resulting global recession are having, and will continue to have, a significant impact on the business climate in general. The risks below are not the only ones that the Company faces. Some risks are not yet known to the Company and some that the Company does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Company’s business, revenue, operating profit, earnings, net assets and liquidity and/or capital resources.

We have had a history of losses and there is a likelihood of continuing operating losses.

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2008 is $13,163,541. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2008, we had $334,954 cash and receivables totaling $nil.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of April 21, 2009. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

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

We Operate in a Highly Competitive Market

The financial services market is intensely competitive and characterized by the existence of larger established trading and trading software companies along with the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. Many of these companies may have greater resources, and recognition than us.  In addition, there can be no assurance that we will be successful in our efforts, or, if successful, that we will have the resources to sustain any early growth or market penetration we may achieve.

In addition, the market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low-cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain and which may adversely affect our business.

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

On January 15, 2009, we filed a provisional application with the U.S. Patent and Trademark Office and we now have up to one year to prepare and file a utility patent application for this matter in order to maintain the filing date.  We depend on our ability to protect the core proprietary software technologies we have developed. In this regard, we rely on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy our core technologies and offer them to the marketplace as its own, or to use a core technology and not pay for it. To date, we have not sought to obtain copyright registration or patent protection for any of our software products, though we may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete.

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

During the 2008 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.29 to $0.67.

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

When the trading price of our common shares is less than US$5.00 per share, trading in our common shares would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. A broker-dealer is required to deliver to a customer information regarding the risks of investing in penny stocks, its offer and bid prices for the penny stock and the amount of compensation received by the broker-dealer with respect to such transaction. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common shares, which could reduce the liquidity of our common shares and thereby have a material adverse effect on the trading market for our securities.

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

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2008, and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

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

On November 23, 1994, we incorporated Titan Trading Corp., a wholly owned subsidiary, under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), as a wholly owned subsidiary.  Titan Trading Corp. was continued under the Business Corporations Act (Alberta) on August 22, 2006.  This subsidiary was originally incorporated with a view to eventually forming a separate trading business, but to date has conducted no business. It has no income, expenses, assets or liabilities and is presently an inactive subsidiary.

We have an additional wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 2 (“TTLP2”) a limited partnership formed on January 18, 2006 under the laws of Alberta. TTLP2 was created to raise financing by offering limited partnership interests. Titan GP will receive a management fee and a share in the distributions and the carried interest with the limited partners. The purpose of TTLP2 is to raise financing and then trade the funds using our Titan Tick Analyst software (“Tick Analyst”) and the N1 Expert System software. This activity is not being pursued by the Company at the present time. Any and all trading operations are being conducted by its wholly owned subsidiary, Titan Trading USA, LLC.

Titan GP was also the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a limited partnership formed on February 14, 2005 under the laws of Alberta.  TTLP1 was created to raise financing by offering limited partnership interests and after its two year term, was dissolved in 2007 and the principal investment plus interest was returned to the respective investors.

Further, we have two  U.S. based wholly owned subsidiaries, Titan Trading USA, LLC (“Titan USA”), which is a Delaware limited liability company qualified to do business in New York and Florida and Titan Holdings USA, LLC (“Titan Holdings”), which is a Florida limited liability company.  The purpose of Titan USA is raise financing from US subscribers and then trade the funds using Tick Analyst  and the N1 Expert System software.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2008	2007	2006
Purchase (sale) of property and equipment	$731,147	$132,786	$43,276

Other than as set out below, there are no principal capital expenditures currently in progress or anticipated.

The Company has moved to a new home office in Edmonton, Alberta. The 4,500 square foot state of the art new data center will be critical to the Company’s market roll-out and redundancy operations, and will house our server room in a secured 300 foot former bank vault. The server room itself is equipped with rack-mounted multi-core Dell PowerEdge servers, a Liebert air-conditioning system, an inert-gas fire suppression system, and a 100kw diesel-powered electrical backup system.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies’ shares during the last or in the current financial year.

B.	Business Overview

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company continues to expend all of our efforts developing the trading software to be ready for full use.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993. Beginning in 1994 and continuing through 1995, Titan was generally focused on the development of initial software products and therefore conducted few trading or trade-testing activities. From 1996 through to 2002, Titan developed several software trading products including:  (a) currency trading signals via fax, (b) VirtualTrader, a discretionary training and testing software, (c) the “Big Board” trading model, a proprietary setup of indicators and trading screens for discretionary trading, (d) Titan Market Commentary, a web-based stock commentary subscription service, and (e) Titan Market Watch, a web-based stock trading presentation package. In June 2003, Titan acquired rights to certain automated trading and analytic software (the “TOPS Technology”) from Cignal Technologies, LLC (“Cignal”) and has developed an automated trading platform using and further developing the TOPS Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations. The Company did not have any revenues in 2006, 2005 and 2004.

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal agreed to provide an exclusive 99-year license to the Company of the Cignal Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the Cignal Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the Tick Analyst Technology and development of related products. The Company was required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the Tick Analyst Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option to purchase additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations. Mr. Carrozza is a registered broker in Florida, and has eighteen years experience and is the chief trading architect behind the Company’s trading logic for Titan’s Tick Analyst . The Company intends to establish a presence in the United States which we expect will facilitate the Company’s business objectives and enable the Company to introduce Tick Analyst to the trading community. The office also provides a training location for Titan’s future business partners.

In December 2005, the Company announced a joint venture agreement between its wholly owned subsidiary, Titan USA, and a leading financial institution to begin a 90 day beta test of Tick Analyst.  Profits from this venture will be split on a 50-50 basis, and a longer-term arrangement is expected to be negotiated subsequent to the end of the test period.

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

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from Tick Analyst of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders to further amend the Software Transfer Agreements, extending the milestone compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised in July of 2006.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants were to expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders of further amendments to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices are the same; however, the exercise period for the first and second tranche is the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  The subsequent amendments were approved by the disinterested shareholders of the Company on September 14, 2007 and were approved by TSX Venture Exchange on October 29, 2007.

Pursuant to disinterested shareholder approval on September 19, 2008, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments On October 2, 2008.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

The following is a summary of the current terms of the Software Transfer Agreements:

1.
The total number of securities issuable pursuant to the Software Transfer Agreements is 4,500,000 common shares (3,000,000 common shares to Mr. Carrozza and Cignal and 1,500,000 common shares to Mr. Gossland) and 2,000,000 performance warrants (1,000,000 to Mr. Carrozza and Cignal and 1,000,000 to Mr. Gossland).

2.
The common shares are only issuable upon the Company achieving certain gross revenue milestones by May 31, 2009.  One-third of the common shares, being 1,500,000 common shares, will be eligible to be issued upon the Company achieving gross revenues from the software of $400,000, $800,000 and $1,200,000, calculated ending May 31, 2009.  Any common shares not earned by May 31, 2009 will not be eligible for issuance.

3.
The first 1,000,000 performance warrants are exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2009, provided that the Company has achieved at least $1,200,000 of gross revenue for the period ended May 31, 2009.  The second 1,000,000 performance warrants are exercisable at a price $1.00 per share for a six-month period commencing June 1, 2009, provided that Titan has achieved gross revenue of $1,800,000 for the period ended May 31, 2009.

As of April 21, 2009, the gross revenue milestones have not yet been achieved and therefore, no common shares are issuable and no performance warrants are exercisable.  We are currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

In connection with the Software Transfer Agreements, we entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they will provide consulting services to us until October 31, 2008.  Both Mr. Gossland and Mr. Carrozza continue to provide services to us and we expect to enter in to new consulting agreements, on substantially the same terms of the original agreements, once the Software Transfer Agreements are revised.

The Company’s major flagship product in its line-up, called the TickAnalyst Suite (“TickAnalyst”). This suite is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  TickAnalyst is a fully integrated, scalable algorithmic trading system that, in addition to its existing base model packages, incorporates several countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TickAnalyst has the capability to analyze the fastest data feeds available from the world’s stock exchanges. With ultra high-speed analysis capabilities, TickAnalyst is designed to execute thousands of trades per second on a single platform with a high probability of success for each trade.

TickAnalyst Suite is a group of software applications, which may be divided into several parts:

1.	Signus, also known internally as the blackbox, used to generate trading signals.
2.	TOMS, Titan’s order management software, used to execute and manage trades.
3.	QuickTick Charting, used for financial data visualization.
4.	TradeViewer, used to display the results of the trading performance.
5.	TopView and TopViewClient, used to distribute the real-time and historical trading signals.
6.	Several back end data management tools, with internal names to manage data.

These parts, when assembled with other 3rd party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders.  The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.  The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to the RediPlus trade execution engines, Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

The TickAnalyst has components that are subject to certain rights to pursuant the Software Transfer Agreements described above. Otherwise, the Company wholly owns the TickAnalyst technology in its entirety.

In April, 2006, the Company appointed Eric Davidson, Technical Research Analyst, to lead the research for our Grey Box (semi-automated) Equity Trading Division.  Mr. Davidson’s appointment was in preparation for the launch of our proprietary market data analysis platform, TickAnalyst.  He will be instrumental with the testing, implementation and ongoing operations of our Black Box (fully automated) Division as TickAnalyst comes online.The concept behind Titan’s Grey Box is three fold:

1.	present the trader with more technical based trading opportunities;
2.	automate the order entry and exit process; and
3.	manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of our Grey Box trading software is to allow that trader to do more trades.  The combination of all three advantages can dramatically increase the number of trades that even an experienced trader can execute.

QuickTick Charting is expected to offer very fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the grey-box trader in mind. After testing is complete, Titan will explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems. Neural networks constitute an AI-based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans. The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules. This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.  We are not actively pursuing the development of this software at this time.

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

In March, 2007, the Company announced the launch of an international Forex Proprietary Trading Desk.  This multi-tiered trading operation is designed to attract, develop and retain experienced forex traders. This program will utilize our grey box (semi-automated) Forex Software and will be managed by our wholly owned subsidiary, Titan USA.

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

In January, 2008, the Company reported several recent key operational developments.  First, the Company announced we had completed the development of Version 2 of our QuickTick Charting application and QuickTick Server. The communications software linking QuickTick Charting with the Server was provided by a third party in Version 1, but it has been re-written by our developers for Version 2, as a required step before market launch. The new communications software is designed to be both more reliable and easier to scale up to a large number of users. We also announced that we added two developers with over 20 years of combined experience to our software development team, boosting the number of full-time developers to five.  Finally, the Company moved to our new home office in Edmonton, Alberta, a 4,500 square foot state of the art data center. The new data center will be critical to the Company’s market roll-out and redundancy operations, and will house our server room in a secured 300 foot former bank vault. The server room itself is equipped with rack-mounted multi-core Dell PowerEdge servers, a Leibert air-conditioning system, an inert-gas fire suppression system, and a 100kw diesel-powered electrical backup system.

In February, 2008, the Company appointed Parker Seto of New York to our advisory board.

Also in February, 2008, the Company announced that our currency trading arm received a six-figure capital investment from an accredited third-party investor. The investment marked the beginning of phase two of our currency alternative investment product managed by David Terk of Titan USA.  On January 8, 2009, Avidus Trading LLC, a broker which the Company has been using for trading of securities, filed a bankruptcy petition with the Southern District of Florida U.S. Bankruptcy Court.  We are uncertain whether the investments can be recovered.

In May, 2008, the Company announced that the new Edmonton, Alberta office backup power system, consisting of a short-term battery-powered UPS with a long-term 100kW diesel-powered electrical backup, performed flawlessly during a multi-hour power failure test.  In addition, we have also developed a databank hosting 15 terabytes of NYSE and NASDAQ data extending as far back as 2004.  The Company is using this database to run beta tests of its Tick Analyst Suite.  Currently it is now test analyzing several hundred thousand historical events per second on our proprietary models. In addition, the Titan Tick Analyst Suite is running tests on streaming real-time data with our proprietary indicators and filters, a process also known as Complex Event Processing (CEP).

In June, 2008, the Company appointed John Howell of Fairfax Station, Virginia to our Advisory Board.

In September, 2008, the Company announced that we are advancing towards commercialization through key operational developments.  The Company is performing Beta and Acceptance testing on our TickAnalyst suite of products, to ensure that our products function properly under historical and live conditions. This testing process utilizes key in-house non-programming staff as well as independent consultants contracted by the Company, working closely with our software engineers for quality assurance of our applications and products. Our testing process, which meets and exceeds industry standards, is currently performing a number of testing procedures simultaneously on large amounts of historical data as well as live data, down to the tick level, to test the robustness of its applications under rigorous conditions with the expectation of soon bringing a fully automated production offering to commercialization.

In October, 2008, the Company announced that added a new team member, Manesh Patel as Proprietary Systems Trader.  Mr. Patel has twelve years of active trading experience in the equities, options, and futures markets and holds a Series 3 license.  He also holds a Masters in Electrical Engineering with a minor in Economics from the University Of Georgia Institute Of Technology.

Also in October, 2008, the Company opened a new regional office in Atlanta, Georiga.  The office is fully outfitted with redundant connections, back-ups, and video conferencing systems.

In January, 2009, the Company appointed Doug Laughlin of Alpharetta, Georgia to our Advisory Board.

In February, 2009, the Company announced that it has released to its wholly-owned subsidiary, Titan USA, Release Candidate 2.0 of its TickAnalyst software platform.  TickAnalyst Release Candidate 2.0 has undergone rigorous in-house testing with our engineers and traders at its facilities in London, New York, Atlanta and West Palm Beach. TickAnalyst’s functionality, stability, and scalability have been tested with both real time and historical market data and all expectations and objectives for this release have been met or exceeded.

In March, 2009, the Company announced the addition of Daniel Robinson, as Head of European Trading, to its team.  Mr. Robinson has been an investment analyst for Invesdar Global Advisors Ltd., a UK based investment consulting firm with an emphasis on global asset allocation, global hedge fund selection and portfolio construction since 2006.  Mr. Robinson has a degree in Business Information Systems from the Nottingham Business School, in the United Kingdom. He also holds the Investment Management Certificate from CFA UK and is working towards level II of the Chartered Alternative Investment Analyst designation.  Mr. Robinson will play a key role in the implementation of our internal asset management revenue model on a global scale.

Also in March, 2009, the Company opened of a new satellite/regional office in Peterborough, United Kingdom.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of the TickAnalyst system.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The selling proposition is that the software and service improves trading results.

The Company plans to enter into non-exclusive agreements with institutions, trading firms and/or high net-worth individuals to utilize the Software for trading and share the profits with those parties, or at a later stage, to license the software as a service directly to such parties under terms. Additionally, we expect to conduct trading operations for our own behalf and/or in joint ventures.

We presently have $116,000 cash on hand and $90,000 held in a short term investment. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Exchange Act, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

Marketing and Sales Strategy

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders, through its US subsidiary, Titan USA. Additionally, Titan USA expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors. Sales will be conducted by direct selling and referrals. The selling proposition is that the software and service improves trading results in two ways:  (1) on the basis that the trading behaviour of the system is modelled after the trading behaviour of an experienced human trader who has shown profitable trading results over time; and (2) the software delivers more of such trading signals per unit time for a trader to review and act upon than would be possible if the trader were acting without the benefit of the software. During 2004 the Company began beta testing and trading in a third party account of one of our shareholders. In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of Titan USA’s trading operations, began trading with an account for the same third party using Tick Analyst. As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results. It is the Company’s intention to use this trading performance to attract paying clients.

The main focus for 2006 was to complete the proprietary platform, TickAnalyst and its suite of products.  The Company, through its subsidiary Titan USA plans to promote, distribute, and sell these products to dealers, financial institutions and high net worth individuals.  The Company also plans on licensing the fully automated Tick Analyst system to institutions subsequent to the completion of our beta testing.

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

In December 2006, the Company announced that along with its wholly owned subsidiary, Titan Trading USA, it is expanding trading operations into the derivative markets.  Preliminary tests have been run on Titan Trading USA’s demo and live futures trading accounts, opened through an expanding relationship with One World Capital Group (New York, N.Y.).  This relationship is still developing under Titan USA’s currency trading operation in New York.

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

Also in March, 2007, the Company announced the formation of a registered broker dealer with National Securities Consulting Group and Janet L. Gentry. The formation of the Broker Dealer will provide avenues for business expansion into the financial services industry.  As of December 31, 2008, this process is still ongoing.

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

As of December 31, 2008, we continue to maintain contact with these individuals.

In August, 2007, the Company announced that it has begun developing relationships with institutions and high net worth brokers as the first step in developing an Institutional Sales Desk.  The Institutional Sales team will leverage the Company’s wholly owned proprietary equity models in order to generate trading signals customized to each institution’s methodology.

In August, 2008, the Company announced that it has entered into a Consulting Agreement (the “IR Consulting Agreement”) with ARENA Capital Inc. (“ARENA”) based in Edmonton, Alberta, to provide investor relations services to the Company.  ARENA will provide various services to the Company including financing services, public relations services, investor relations services, shareholder relations services and market maintenance.  The term of the IR Consulting Agreement is one year, commencing on August 1, 2008 and expiring on July 31, 2009.

Also in August, 2008, the Company retained Renmark Financial Communications Inc. to provide investor relations services.

Principal Products and Services

Titan currently has a major flagship product in its line-up, called the TickAnalyst Suite (“TAS”). This suite is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

TickAnalyst is a fully integrated, scalable algorithmic trading system that, in addition to its existing base model packages, incorporates several countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TickAnalyst has the capability to analyze the fastest data feeds available from the world’s stock exchanges. With ultra high-speed analysis capabilities, TickAnalyst is designed to execute thousands of trades per second on a single platform with a high probability of success for each trade.

TickAnalyst Suite is a group of software applications, which may be divided into several parts:

1.	Signus, also known internally as the blackbox, used to generate trading signals.
2.	TOMS, Titan’s order management software, used to execute and manage trades.
3.	QuickTick Charting, used for financial data visualization.
4.	TradeViewer, used to display the results of the trading performance.
5.	TopView and TopViewClient, used to distribute the real-time and historical trading signals.
6.	Several back end data management tools, with internal names to manage data.

These parts, when assembled with other 3rd party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to the RediPlus trade execution engines, Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

The main focus of our present business plan is to market and license, or utilize for our own trading operations through our wholly owned subsidiary Titan USA, our TickAnalyst software.

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

On January 15, 2009, we filed a provisional application with the U.S. Patent and Trademark Office and we now have up to one year to prepare and file a utility patent application for this matter in order to maintain the filing date.

Trading and Testing Activities

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

Status of New Products or Services

Titan is constantly refining its trading software to maintain its integrity and marketability. As a result, we will be continuing to incur development costs. Subject to available financing, we anticipate spending approximately $750,000 over the next year on our development efforts. No new products, however, other than those described in this annual report, have been announced to the public.

Competition

Our principal competitive advantage lies in the unique multi-timeframe system logic comprising the core of the Tick Analyst Technology. Although similar analysis can be done by a properly trained human trader, once automated, a computer can find a much larger number of signals and execute them more efficiently. Management is not aware of any competitors using the same or similar software logic. A second advantage is that we utilize low cost order execution platforms without high start-up or ongoing monthly operational costs.

The financial services market, however, is intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. There can be no assurance that we will be successful in our efforts, or, if successful, that we will have the resources to sustain any early growth or market penetration we may achieve.

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

Management and Employees

In addition to our directors, officers and consultants, we have four full-time employees.

Our President and Chief Executive Officer, Dr. Kenneth W. Powell, devotes approximately 75% of his business time to our affairs. We also retain Mr. Michael Gossland, our Secretary and Chief Technology Officer, to provide software development services on a full-time month-to-month basis. Titan has entered into an intellectual property assignment agreement with Dr. Powell and consulting agreements with each of Cignal and Mr. Gossland.  Mr. David Terk was appointed the Chief Financial Officer of Titan USA on January 6, 2006.

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

If we are successful raising funds and begin trading operations with these funds, we may fall under the provisions of the Investment Company Act of 1940 and other United States and Canadian rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the fiscal years ended October 31, 2008, October 31, 2007 and October 31, 2006.  Our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for any of the fiscal years ended October 31, 2008, October 31, 2007 and October 31, 2006.  Based upon the information available to us, we believe that most of our customers were located in the United States during the fiscal years ended October 31, 2008, October 31, 2007 and October 31, 2006.

C.	Organizational Structure

We have four wholly owned subsidiaries: (1) Titan Trading Corp., a corporation formed under the laws of the province of British Columbia, Canada; (2) Titan Trading GP Inc., a corporation formed under the laws of Alberta and extra-provincially registered in British Columbia, the general partner for TTLP2, limited partnerships recently formed under the laws of Alberta; (3) Titan Trading USA, LLC, a Delaware limited liability company qualified to do business in New York and Florida; and (4) Titan Holdings USA, LLC, a Florida limited liability company.

D.	Property, Plants and Equipment

We utilize about 6,500 square feet of office space in Edmonton, Alberta, Great Neck, New York and West Palm Beach, Florida. We have rent obligations of approximately $15,000.00 per month. Our office expenses total approximately $11,647.00 per month. With the exception of computer equipment located in Edmonton, Alberta, Nanaimo, British Columbia, Great Neck, New York, West Palm Beach, Florida, Atlanta, Georgia and the U.K., we currently do not have any property, plant or equipment located elsewhere.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited financial statements and related notes accompanying this annual report. They have been prepared in accordance with Canadian generally accepted accounting principles. Reference should be made to Note 17 to our audited financial statements which provide a reconciliation to U.S. generally accepted accounting principles.

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

Stock-based Compensation Plan

The Company grants stock options to employees, officers, directors and persons providing management or consulting services to the Company pursuant to a stock option plan described in Note 9 to the Company’s consolidated financial statements.  The Company follows Accounting Standard No. 123 (R), a revision to SFAS 123. The Company estimates the fair value of the stock options granted using the Black-Scholes model and amortizes the fair value on a straight line basis over the vesting period or service period for non-employees.  The compensation expense recognized reflects estimates of award forfeitures at the time of grant and revised in subsequent periods if necessary, if actual forfeiture rates differ from those estimates.

Change in Accounting Policy

Effective November 1, 2007, the Company adopted the new CICA Handbook Sections 1506 "Accounting Changes", 3862 "Financial Instruments - Disclosures", 3863 "Financial Instruments - Presentation", and 1535 "Capital Disclosures".

a)
Section 1506, "Accounting Changes", prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company.  Other than enhanced disclosures in note 3 the new standard had no material impact on the Company’s financial results.

b)
Section 3862, "Financial Instruments - Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.  Disclosure requirements pertaining to the adoption of this section is presented in Note 12.

c)
Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives.  It carries forward the presentation-related requirements of Section 3861 "Financial Instruments - Disclosure and Presentation".  The adoption of this new section did not have an effect on the consolidated financial statements.

d)
Section 1535, "Capital Disclosures", established standards for disclosing information about an entity's capital and how it is managed.  It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.  Disclosure requirements pertaining to the adoption of this section is presented in Note 16.

A.	Operating Results

Fiscal Year Ended October 31, 2008 Compared to Fiscal Year Ended October 31, 2007

We incurred a net loss of $3,075,985 for the twelve-month period ended October 31, 2008, as compared to a net loss of $2,579,638 (restated) for the comparative period of 2007. The overall increase in net loss in the 2008 fiscal year is due to increased general and administration expenses, due to increase in staff as well as the move to larger facilities, totaling $1,996,631 (2007 - $1,169,507), $350,467 was written off as at October 31, 2008 due to bankruptcy of Avidus Bank and increased Amortization expense totaling $147,779 (2007 - $35,951).  The increase in comparison to the same period in 2007 was a direct result of the additional computer equipment as well as leasehold improvements in the amount of $731,147 (2007 – $132,786).
During the fiscal year 2008, research and development expense decreased by $694,313 over the prior year to $605,507, compared to $1,299,820 for the year ended October 31, 2007.

Professional fees increased relating to financial reporting requirements for the multi-jurisdiction filings as well as costs related to private placement financings.  Professional fees for the year ending October 31, 2008 were $147,842, in comparison to $141,693 for the same period ending October 31, 2007.

Other than as described herein, the Company did not experience any large fluctuations from quarter to quarter during 2008.  The net loss for the fourth quarter of fiscal year 2008 was $1,379,675, in comparison to $646,423 for the same period in fiscal 2007.

Prior Period Adjustments

In the 2007 fiscal year, the Company failed to sufficiently accrue a $58,451 consulting fee for services provided in fiscal 2007 but not invoiced and paid until the current year.  As a result, the Company has restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007.  The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

In fiscal 2007, the Company also failed to identify a U.S. GAAP versus Canadian GAAP difference with respect to the measurement date used for the 300,000 common shares issued to consultants for services rendered.  As a result Note 17 of the audited annual financial statements for the year ended October 31, 2008, has been restated to reflect a reduction in the stock-based compensation expense recognized under U.S. GAAP of $54,000.

In the 2006 fiscal year, the Company granted 4,500,000 common shares and 2,000,000 common share purchase warrants to two directors of the Company in exchange for the software being developed for the Company.  The common shares and common share purchase warrants are to be issued contingent on the Company achieving certain milestones.  This is a related party transaction subject to the measurement and disclosure requirements of CICA Section 3840 “Related Party Transactions”.  Section 3840 requires monetary related party transactions or non-monetary related party transactions that has commercial substance but is not in the normal course of operations to be measured at the exchange amount when the change in ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence.  Based on the requirements of Section 3840, the Company has determined the value recognized and expensed with respect to this transaction was not in fact supported by independent evidence as the issuance of the equity instruments in consideration of the software was conditional on the achievement of specified future milestones.  Accordingly, the Company has reversed the software development expense of $1,891,479, the fair value of the warrants of $316,479 and the fair value of the common shares of $1,575,000 as a prior period error.

	As Previously Reported	Restatement	As Restated
As at October 31, 2007
Accounts payable	274,173	58,451	332,624
Warrants	812,255	(316,479)	495,776
Contributed surplus	2,119,682	(1,575,000)	544,682
Deficit	(11,920,584)	1,833,028	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

Year ended October 31, 2006
Software development	1,891,479	(1,891,479)	---
Net loss and comprehensive loss	(3,607,979)	1,891,479	(1,716,500)
Loss per share	(0.13)	0.07	(0.06)

Fiscal Year Ended October 31, 2007 Compared to Fiscal Year Ended October 31, 2006

We incurred a net loss of $2,579,638 for the twelve-month period ended October 31, 2007, as compared to a net loss of $1,716,500 for the comparative period of 2006.

During the fiscal year 2007, we focused on the development of software trading programs.  Research and development expense increased by $439,364 over the prior year to $1,299,820, compared to $860,456 for the year ended October 31, 2006.

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

Other than as described herein, we did not experience any large fluctuations from quarter to quarter during 2007.  The net loss for the fourth quarter of fiscal year 2006 was $725,671, in comparison to $646,423 for the same period in fiscal 2007.

B.	Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares. We expect to finance operations through the sale of common shares in the foreseeable future. There is no assurance that we will be successful in arranging financing on acceptable terms or at all.

As at October 31, 2008, we had $334,954 cash and receivables of $nil as compared to $18,664 cash and receivables of $404 at our prior fiscal year end.

During 2008, the Company completed four private placement of common shares, as described below:

Equity Placements for the Fiscal Year Ended October 31, 2008

In December 2007, the Company issued 3,036,234 units at $0.40 per unit, for aggregate gross proceeds of $1,214,494.  Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $941,800 and $272,694 have been allocated to the common shares and warrants, respectively. Each of the 1,518,117 warrants entitled the holder to purchase one common share at $0.60 per share, until expiry on December 7, 2009.  Insiders participated in the private placement for total gross proceeds of $364,428.40.

In March 2008, the Company issued 2,000,000 units at $0.255 per unit, for aggregate gross proceeds of $510,000.  Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $380,014 and $129,986 have been allocated to the common shares and warrants, respectively. Each of the 1,000,000 warrants entitled the holder to purchase one common share at $0.35 per share, until expiry on March 6, 2010.  Insiders participated in the private placement for total gross proceeds of $132,330.

In July 2008, the Company issued 2,035,000 units at $0.30 per unit, for aggregate gross proceeds of $610,500.  Each unit consisted of one common share and one-half of a common share purchase warrant. Of the net proceeds, $465,765 and $147,735 have been allocated to the common shares and warrants, respectively. Each of the 1,017,500 warrants entitled the holder to purchase one common share at $0.40 per share, until expiry on July 29, 2010.  Insiders participated in the private placement for total gross proceeds of $90,000.

In August 2008, the Company issued 2,500,000 units at $0.30 per unit, for aggregate gross proceeds of $750,000.  Each unit consisted of one common share and one common share purchase warrant. Of the net proceeds, $455,560 and $294,440 have been allocated to the common shares and warrants, respectively. Each of the 2,500,000 warrants entitled the holder to purchase one common share at $0.40 per share, until expiry on August 19, 2010.  In connection with the financing, Dr. Kenneth Powell, Director, President & CEO of the Company, purchased 2,000,000 units and concurrently sold through the facilities of the TSX Venture Exchange 2,000,000 common shares from his personal holdings to certain investors.

The issue costs relating to the 2008 share placements totaled $103,978.

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

The issue costs relating to the 2007 share placements totaled $109,624.

In order to fund operations for the next 12-month period, sufficient funds will need to be raised through private placements. Upon completion of our business plan we expect to raise additional funds to support the current and future operations over a longer period. Our continuation as a going concern is dependent upon our ability to obtain equity capital and financing for working capital requirements. We have incurred significant operating losses to date and we cannot predict if we will ever earn operating income. As a result, there can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail our operations. In the event that future financings are not available at terms acceptable to us, the Company believes it has sufficient funds to continue for the next twelve months with a significant reduction in operations.

C.	Research and Development, Patents and Licenses, etc.

For a description of our research and development activities, please see “Item 4.B. Business Overview- Intellectual Property Rights”.

D.	Trend Information

With the exception of the information disclosed in “Item 3.D. – Risk Factors”, we do not know of any trends or uncertainties that are likely to have a material effect on the Company or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that require disclosure under this Item 5.

F.	Tabular Disclosure of Contractual Obligations

We currently have no contractual obligations that require disclosure under this Item 5.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

As of October 31, 2008, our directors were as follows:

Name of Director	Age
Dr. Kenneth Powell	64
Michael Gossland	54
Philip S. Carrozza	47
Robert Roddick	64
Dr. Harold Elke	54

As of October 31, 2008, our executive officers were as follows:

Executive Officers	Age	Office
Dr. Kenneth W. Powell	64	President, Chief Executive Officer and Acting Chief Financial Officer
Michael Gossland	54	Secretary and Chief Technology Officer
David Terk	36	Chief Financial Officer of Titan USA

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

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2008.

•	Dr. Kenneth Powell – President, Chief Executive Officer and Acting Chief Financial Officer – $90,000

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2008.

In the most recently completed financial year, the Company paid a total of $6,000 cash (plus reimbursement of reasonable expenses) to each of the non-management directors, being Mr. Robert Roddick and Dr. Harold Elke, for services rendered in their capacity as directors.

Consulting Fees

During the fiscal year ended October 31, 2008, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

•	Mr. Michael Gossland – $120,000
•	Mr. Philip Carrozza – USD$120,000

Option Grants

On December 22, 2003, options with an exercise price of $0.10 and an expiry date of December 22, 2008 were granted to the following directors:

•	Mr. Michael Gossland – 500,000 options (1)
•	Mr. Philip Carrozza – 500,000 options (1)
•	Dr. Kenneth Powell – 400,000 options (1)

On February 16, 2005, options with an exercise price of $0.155 and an expiry date of February 16, 2010 were granted to the following directors and/or officers:

•	Mr. Robert Roddick – 50,000 options
•	Mr. Michael Gossland – 10,000 options
•	Ms. Margo Kaufmann – 15,000 options (2)

On March 1, 2005, options with an exercise price of $0.25 and an expiry date of March 1, 2010 were granted to the following directors and/or officers:

•	Mr. Michael Gossland – 120,000 options
•	Mr. Phillip Carrozza – 120,000 options
•	Dr. Kenneth Powell – 120,000 options
•	Ms. Margo Kaufmann – 185,000 options (2)
•	Mr. Robert Roddick – 25,000 options

On July 5, 2005, options with an exercise price of $0.135 and an expiry date of July 5, 2010 were granted to the following director:

•	Mr. Richard Sharples – 50,000 options (3)

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

On November 7, 2008, options with an exercise price of $0.36 and an expiry date of November 7, 2013 were granted to the following directors and/or officers:

•	Mr. Michael Gossland – 25,000 options
•	Mr. Phillip Carrozza – 25,000 options
•	Dr. Kenneth Powell – 25,000 options
•	Mr. Robert Roddick – 25,000 options
•	Dr. Harold Elke – 25,000 options
•	Mr. David Terk – 25,000 options

On March 6, 2009, options with an exercise price of $0.33 and an expiry date of March 6, 2014 were granted to the following directors and/or officers:

•	Mr. Michael Gossland – 200,000 options
•	Mr. Phillip Carrozza – 200,000 options
•	Dr. Kenneth Powell – 750,000 options (4)
•	Mr. Robert Roddick – 75,000 options
•	Dr. Harold Elke – 75,000 options
•	Mr. David Terk – 45,000 options

(1)
On August 18, 2008, Mr. Phillip Carrozza exercised 200,000 of his options and Dr. Kenneth Powell exercised 100,000 of his options.  On December 22, 2008, Mr. Phillip Carrozza exercised his remaining 300,000 options, Dr. Kenneth Powell exercised his remaining 300,000 options and Mr. Michael Gossland exercised all of his 500,000 options.

(2)	Options granted to Ms. Margo Kaufmann expired on March 16, 2006
(3)	On December 28, 2006 Mr. Richard Sharples exercised 37,500 of his options and on January 18, 2007 the remaining 12,500 options expired.
(4)	On April 13, 2009, Dr. Kenneth Powell voluntarily surrendered 600,000 of his options.

C.	Board Practices

Dr. Powell, Mr. Gossland, Mr. Carrozza Mr. Roddick and Dr. Elke have acted as our directors since December 23, 2002, September 15, 1995, June 6, 2003 November 29, 2004 and October 24, 2006, respectively.  All such individuals were re-elected as directors at our annual general meeting of shareholders held on September 19, 2008.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election, or their earlier resignation or removal. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

No directors or officers have service contracts with us, nor are they entitled to any termination benefits, except for the consulting agreements entered into in February 2006, with each of Cignal (a company owned by Phillip Carrozza) and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.    Both Mr. Gossland and Mr. Carrozza continue to provide services to us and we expect to enter in to new consulting agreements, on substantially the same terms of the original agreements, once the Software Transfer Agreements are revised.

Audit Committee

As of April 21, 2009, our Audit Committee was comprised of Mr. Gossland, Mr. Roddick and Dr. Elke. Mr. Roddick was appointed a Director and member of the Audit Committee on November 29, 2004. Dr. Elke was appointed a Director and member of the Audit Committee on October 24, 2006.  Mr. Roddick and Dr. Elke are independent members of the audit committee, and all members are financially literate.

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

The members of the Committee shall be elected by the Company’s Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the Titan Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Company’s Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

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

External Auditors

1.	Require the external auditors to report directly to the Committee.

2.	Review annually the performance of the external auditors who shall be ultimately accountable to the Titan Directors and the Committee as representatives of the shareholders of the Company.

3.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company and confirming their independence from the Company.

4.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

5.	Take, or recommend that the Company’s Directors take, appropriate action to oversee the independence of the external auditors.

6.
Recommend to the Company’s Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

7.	Review with management and the external auditors the terms of the external auditors’ engagement letter.

8.
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

9.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

11.
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

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Company’s Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

1.	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

2.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

3.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

4.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

5.
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

6.	Review any significant disagreement among management and the external auditors regarding financial reporting.

7.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

8.	Review certification process.

9.	Establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

1.	Review any related-party transactions.

V.	Authority

The Committee may:

1.	engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

2.	set and pay the compensation for any advisors employed by the Committee; and

3.	communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Company’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

Remuneration Committee

We have not appointed a remuneration committee.

D.	Employees

We have four employees, and the remainder of services are contracted to consultants.  We have three consultants in Canada, six consultants in the United States and one consultant in the United Kingdom.   Titan or Titan USA, as appropriate, have entered into intellectual property assignment agreements or consulting agreements with each of its employees and consultants.

E.	Share Ownership

As of April 21, 2009, we had 52,701,878 common shares issued and outstanding. As of April 21, 2009, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
Kenneth Powell	13,684,472 (1)	24.06%
Philip S. Carrozza	4,037,718 (2)	7.46%
Harold Elke	2,788,810 (3)	5.26%
Michael Gossland	2,570,426 (4)	4.71%
Robert F. Roddick	305,000 (5)	0.58%
David Terk	2,79,940 (6)	0.53%
All officers and directors as a group	23,666,366	42.60%

Notes:

†	Percentage amounts based on 52,701,878 shares of our common stock outstanding as of April 21, 2009.

(1)
Includes (A) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (B) 500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012; (C) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (D) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; (E) 225,000 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell, issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (F) 167,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell; (G) 167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell; (H) 2,511,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell; (I) 425,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (J) 120,580 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (K) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010; (L) 2,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on August 14, 2010; (M) 312,500 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (N) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (O) 55,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011;  (P) 15,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (Q) 5,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010; (R) 15,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; and (S) 5,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010.

(2)
Includes (A) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (B) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;  (C) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (D) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; (E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2009; (F) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2009; (G) 1,791,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza; (H) 14,285 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; and (I) 5,000 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011.

(3)
Includes (A) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;  (B) 37,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (C) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; (D) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; and (E) 138,890 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.

(4)
Includes (A) 410,593 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (C) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share and expire March 1, 2010; (D) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (E) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (F) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; (G) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; (H) 377,500 common shares held by Mrs. Sybille Gossland, the wife of Mr. Gossland; (I) 5,000 common shares underlying warrants that are held by Mrs. Sybille Gossland, the wife of Mr. Gossland, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010, (J) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2009; and (K) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2009.

(5)
Includes (A) 50,000 common shares issuable pursuant to stock options granted under our stock option plan that are vested and fully exercisable at an exercise price of $0.155 per share and expire February 16, 2010; (B) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (C) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (D) 37,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (E) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; and (F) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009.

(6)
Includes (A) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012; (B) 56,250 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (C) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; and (D) 14,286 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 21, 2009, we had 52,701,878 common shares issued and outstanding. As of April 21, 2009, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	13,684,472 (1)	24.06%
Phillip Carrozza	4,037,718 (2)	7.46%
Karen Powell	3,253,897 (3)	6.09%
Harold Elke	2,788,810 (4)	5.26%

Notes:

(1)
Includes (A) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (B) 500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012; (C) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (D) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; (E) 225,000 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell, issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013; (F) 167,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell; (G) 167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell; (H) 2,511,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell; (I) 425,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (J) 120,580 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (K) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010; (L) 2,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on August 14, 2010; (M) 312,500 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (N) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (O) 55,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011;  (P) 15,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; (Q) 5,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010; (R) 15,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; and (S) 5,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010.

(2)
Includes (A) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until March 1, 2010; (B) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;  (C) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (D) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; (E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2009; (F) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2009; (G) 1,791,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza; (H) 14,285 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; and (I) 5,000 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011.

(3)
Includes (A) 225,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (B) 312,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; (C) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010; and (D) 55,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011.

(4)
Includes (A) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;  (B) 37,500 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013; (C) 8,333 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; (D) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2009; and (E) 138,890 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.

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

Of our 178 registered shareholders as at April 20, 2009, 24 were residents of the United States representing 4,794,667 common shares or 9.10% of our 52,701,878 issued and outstanding common shares as of that date.

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

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal, which is owned and operated by a director and officer of the Company, Mr.  Philip Carrozza, agreed to provide an exclusive 99-year license to the Company for the Cignal Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the Cignal technology. In consideration therefore, the Company agreed to fund all future development costs associated with the Tick Analyst Technology and development of related products. The Company was required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the Tick Analyst Technology and related products, failing which Cignal could terminate the license. Pursuant to a related agreement among Dr. Ken Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option with respect to additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

On November 4, 2004, the Company entered into a transaction to purchase the Cignal Technology from Cignal and paid Mr. Carrozza an amount of $62,335. However, the transaction was not completed and the paid amount was classified as a receivable. This amount has been repaid to the Company.

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

In July 2006, the Company announced that the Software Transfer Agreements had been amended and restated.  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 common shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006 an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from Tick Analyst of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders to further amend the Software Transfer Agreements, extending the milestone compliance date to May 31, 2008.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised in July of 2006.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants were to expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders of further amendments to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices are the same; however, the exercise period for the first and second tranche is the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  The subsequent amendments were approved by the disinterested shareholders of the Company on September 14, 2007 and were approved by TSX Venture Exchange on October 29, 2007.

Pursuant to disinterested shareholder approval on September 19, 2008, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments On October 2, 2008.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

The following is a summary of the current terms of the Software Transfer Agreements:

1.
The total number of securities issuable pursuant to the Software Transfer Agreements is 4,500,000 common shares (3,000,000 common shares to Mr. Carrozza and Cignal and 1,500,000 common shares to Mr. Gossland) and 2,000,000 performance warrants (1,000,000 to Mr. Carrozza and Cignal and 1,000,000 to Mr. Gossland).

2.
The common shares are only issuable upon the Company achieving certain gross revenue milestones by May 31, 2009.  One-third of the common shares, being 1,500,000 common shares, will be eligible to be issued upon the Company achieving gross revenues from the software of $400,000, $800,000 and $1,200,000, calculated ending May 31, 2009.  Any common shares not earned by May 31, 2009 will not be eligible for issuance.

3.
The first 1,000,000 performance warrants are exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2009, provided that the Company has achieved at least $1,200,000 of gross revenue for the period ended May 31, 2009.  The second 1,000,000 performance warrants are exercisable at a price $1.00 per share for a six-month period commencing June 1, 2009, provided that Titan has achieved gross revenue of $1,800,000 for the period ended May 31, 2009.

As of April 21, 2009, the gross revenue milestones have not yet been achieved and therefore, no common shares are issuable and no performance warrants are exercisable.  We are currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they will provide consulting services to us until October 31, 2008.  Both Mr. Gossland and Mr. Carrozza continue to provide services to us and we expect to enter in to new consulting agreements, on substantially the same terms of the original agreements, once the Software Transfer Agreements are revised.

Management fees and research and development costs of $442,682 (2007 - $430,764) were paid to officers and directors of the Company during 2008.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2003 to October 31, 2004	$0.26	$0.08
November 1, 2004 to October 31, 2005	$0.44	$0.085
November 1, 2005 to October 31, 2006	$0.415	$0.11
November 1, 2006 to October 31, 2007	$1.07	$0.255
November 1, 2007 to October 31, 2008	$0.67	$0.29

Fiscal Quarter

November 2006 to January 2007	$0.395	$0.255
February 2007 to April 2007	$1.07	$0.355
May 2007 to July 2007	$0.89	$0.54
August 2007 to October 2007	$0.60	$0.335
November 2007 to January 2008	$0.57	$0.31
February 2008 to April 2008	$0.67	$0.30
May 2008 to July 2008	$0.405	$0.30
August 2008 to October 2008	$0.45	$0.29
November 2008 to January 2009	$0.415	$0.26
February 2009 to April 21, 2009	$0.38	$0.28

Month

October 2008	$0.37	$0.29
November 2008	$0.415	$0.28
December 2008	$0.38	$0.26
January 2009	$0.375	$0.26
February 2009	$0.375	$0.28
March 2009	$0.38	$0.32
April 1 – 21, 2009	$0.37	$0.32

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2003 to October 31, 2004	$0.15	$0.06
November 1, 2004 to October 31, 2005	$0.38	$0.06
November 1, 2005 to October 31, 2006	$0.37	$0.105
November 1, 2006 to October 31, 2007	$0.92	$0.192
November 1, 2007 to October 31, 2008	$0.72	$0.26

Period	High	Low

Fiscal Quarter

November 2006 to January 2007	$0.35	$0.192
February 2007 to April 2007	$0.92	$0.291
May 2007 to July 2007	$0.77	$0.505
August 2007 to October 2007	$0.58	$0.321
November 2007 to January 2008	$0.55	$0.29
February 2008 to April 2008	$0.72	$0.29
May 2008 to July 2008	$0.39	$0.30
August 2008 to October 2008	$0.47	$0.26
November 2008 to January 2009	$0.32	$0.19
February 2009 to April 21, 2009	$0.31	$0.21

Month
October 2008	$0.35	$0.26
November 2008	$0.32	$0.19
December 2008	$0.27	$0.19
January 2009	$0.27	$0.21
February 2009	$0.31	$0.21
March 2009	$0.30	$0.25
April 1 – 21, 2009	$0.28	$0.25

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the TSX Venture Exchange under symbol “TTA” and on the Over-The-Counter Bulletin Board under symbol “TITAF”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Incorporation

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

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised in July of 2006.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants were to expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.  On September 14, 2007, the Company received disinterested shareholder approval at its annual meeting of Titan shareholders of further amendments to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2008.  The exercise prices are the same, however, the exercise period for the first and second tranche is the six-month period commencing June 1, 2008.

The Software Transfer Agreements were approved by the disinterested shareholders of the Company on August 11, 2006 and were approved by TSX Venture Exchange on September 29, 2006.  The subsequent amendments were approved by the disinterested shareholders of the Company on September 14, 2007 and were approved by TSX Venture Exchange on October 29, 2007.

Pursuant to disinterested shareholder approval on September 19, 2008, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments On October 2, 2008.  Upon receipt of the aforementioned approvals the License Agreement terminated and gave us full ownership of the software developed to date as well as into the future.

The following is a summary of the current terms of the Software Transfer Agreements:

1.
The total number of securities issuable pursuant to the Software Transfer Agreements is 4,500,000 common shares (3,000,000 common shares to Mr. Carrozza and Cignal and 1,500,000 common shares to Mr. Gossland) and 2,000,000 performance warrants (1,000,000 to Mr. Carrozza and Cignal and 1,000,000 to Mr. Gossland).

2.
The common shares are only issuable upon the Company achieving certain gross revenue milestones by May 31, 2009.  One-third of the common shares, being 1,500,000 common shares, will be eligible to be issued upon the Company achieving gross revenues from the software of $400,000, $800,000 and $1,200,000, calculated ending May 31, 2009.  Any common shares not earned by May 31, 2009 will not be eligible for issuance.

3.
The first 1,000,000 performance warrants are exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2009, provided that the Company has achieved at least $1,200,000 of gross revenue for the period ended May 31, 2009.  The second 1,000,000 performance warrants are exercisable at a price $1.00 per share for a six-month period commencing June 1, 2009, provided that Titan has achieved gross revenue of $1,800,000 for the period ended May 31, 2009.

As of April 21, 2009, the gross revenue milestones have not yet been achieved and therefore, no common shares are issuable and no performance warrants are exercisable.  We are currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

In connection with the Software Transfer Agreements, we have entered into consulting agreements with each of Cignal and Michael Gossland, whereby they will provide consulting services to us until October 31, 2008.  Both Mr. Gossland and Mr. Carrozza continue to provide services to us and we expect to enter in to new consulting agreements, on substantially the same terms of the original agreements, once the Software Transfer Agreements are revised.

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

Disposition of Our Common Shares.

General Rule. Subject to the PFIC Rules discussed further below, a U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if our common shares are held for more than one year.

Reduced Tax Rate. Under current law, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares. As discussed below, we believe we are a PFIC.

Management Believes Company is a Passive Foreign Investment Company.

General Discussion. We believe that we qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2008, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of these three alternative tax regimes. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2008 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2009. There can be no assurance that our determination concerning our PFIC status will not be challenged.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income. Under current law, there are only two baskets, “passive category income” and “general category income”.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  Unused foreign tax credits can generally be carried back one year and forward ten years.  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive c category income”.

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

The Company's President and Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of October 31, 2008. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the our President and Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2008, our disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our management recognizes that any controls and procedures no matter how well designed or operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.  However, because of the inherent limitations in all control systems, even after the remediation efforts described above, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company, have been detected.

B.	Management/Annual Report on Internal Controls over Financial Reporting

The Board of Directors and management of the Company are responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of October 31, 2008.

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

Prior to the filing of this report, our board of directors had made the determination that two audit committee financial experts, Mr. Robert F. Roddick and Dr. Harold Elke, serve on the Audit Committee. Also, we believe that Mr. Roddick and Dr. Elke are “independent” under applicable rules of the Securities and Exchange Commission.

ITEM 16B:	CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officers as such a code is not required under applicable Canadian laws.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Collins Barrow Edmonton LLP (“Collins Barrow”), audited our financial statements for the years ended October 31, 2008 and October 31, 2007.

Audit Fees

Fees billed by Collins Barrow for professional services totaled $65,000 for the year ended October 31, 2008.  Fees billed by Collins Barrow for professional services totaled $60,000 for the year ended October 31, 2007.  Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit–Related Fees

None.

Tax Fees

Fees for tax services by Collins Barrow, including fees for review of our consolidated federal income tax return, totaled $0 for the 2008 tax year and $0 for the 2007 tax year.

All other Fees

During the fiscal years ended October 31, 2008 and October 31, 2007, Collins Barrow did not bill for any products or services other than as described above.

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

There were no fees in 2008 and 2007 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased		(b) Weighted Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs		(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2007 to November 30, 2007	Nil		N/A	Nil		Nil
December 1, 2007 to December 31, 2007	908,571	(1)	$0.40	908,571	(1)	454,286	(1)
January 1, 2008 – January 31, 2008	277,780	(2)	$0.40	277,780	(2)	475,000	(3)
February 1, 2008 to February 29, 2008	265,500	(4)	$0.41	250,000	(4)	80,000	(5)
March 1, 2008 to March 31, 2008	518,941	(6)	$0.255	518,941	(6)	259,470	(6)
April 1, 2008 to April 30, 2008	Nil		N/A	Nil		Nil
May 1, 2008 to May 31, 2008	Nil		N/A	Nil		Nil
June 1, 2008 to June 30, 2008	600,000	(7)	-	Nil		Nil
July 1, 2008 to July 31, 2008	305,500	(8)	$0.30	300,000	(8)	150,000	(8)
August 1, 2008 to August 31, 2008	2,300,000	(9)	$0.27	2,300,000	(9)	2,000,000	(9)
September 1, 2008 to September 30, 2008	Nil		N/A	Nil		Nil
October 1, 2008 to October 31, 2008	Nil		N/A	Nil		Nil

Notes:

(1)
908,571 common shares issued pursuant to a private placement at $0.40 per common share, and 454,286 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire December 7, 2009.  The private placement was publicly announced on December 7, 2007.

(2)	277,780 common shares issued pursuant to the exercise of warrants at $0.40 per common share.
(3)
475,000 common shares issuable pursuant to stock options granted under the our stock option plan of which 356,250 are vested and fully exercisable and the remaining 118,750 will vest on July 28, 2009, all exercisable at an exercise price of $0.37 per common share and expire January 28, 2013.  The grant of options was publicly announced on January 28, 2008.

(4)	Includes 250,000 common shares issued pursuant to the exercise of warrants at $0.40 per common share.
(5)	Acquisition of 80,000 common shares underlying warrants in a private transaction that are immediately exercisable at an exercise price of $0.40 per common share and expired February 1, 2008.
(6)
518,941 common shares issued pursuant to a private placement at $0.255 per common share, and 259,470 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire March 6, 2010.  The private placement was publicly announced on March 6, 2008.

(7)	Acquisition of 600,000 common shares in a private transaction.
(8)
Includes 300,000 common shares issued pursuant to a private placement at $0.30 per common share, and 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire July 29, 2010.  The private placement was publicly announced on July 29, 2008.

(9)
Includes 300,000 common shares issued pursuant to the exercise of stock options at $0.10 per common share and 2,000,000 common shares issued pursuant to a private placement at $0.30 per common share, and 2,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire August 19, 2010.  The private placement was publicly announced on August 19, 2008.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

•	our balance sheets as at October 31, 2008 and October 31, 2007;

•	statements of operations and comprehensive loss for the periods ended October 31, 2008, 2007 and 2006;

•	statements of shareholders’ equity for the periods ended October 31, 2008, 2007 and 2006; and

•	statements of cash flows for the periods ended October 31, 2008, 2007 and 2006.

The consolidated financial statements as at and for the years ended October 31, 2008 and October 31, 2007 were audited by Collins Barrow Edmonton LLP, our Independent Registered Chartered Accountants.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 17. All figures are expressed in Canadian dollars.

Report of Independent Registered Chartered Accountants

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2008 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2008 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have withdrawn our previous report dated February 20, 2008 and the financial statements have been restated as explained in Note 2 and Note 17.

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

Edmonton, Alberta, Canada
February 24, 2009 except Note 17 which
is as of April 13, 2009	Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants for US Readers on Canada-United States of America Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 24, 2009 except Note 17 which is as of April 13, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

Edmonton, Alberta, Canada
February 24, 2009 except Note 17
which is as of April 13, 2009	Independent Registered Chartered Accountants

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheets
As at October 31, 2008 and 2007
(expressed in Canadian dollars)

	2008	2007
		(Restated - see Note 2)
ASSETS
CURRENT
Cash and cash equivalents	$334,954	$18,664
Short-term investments (Note 4)	90,000	221,807
Due from related parties (Note 8)	30,000	---
Prepaid expenses and other	34,433	8,161
	489,387	248,632
Due from related parties (Note 8)	28,754	---
Deposit	27,749	23,500
Restricted cash (Note 5)	240,391	---
Property and equipment (Note 6)	742,638	159,270

	$1,528,919	$431,402

LIABILITIES
CURRENT

Accounts payable and accrued liabilities (Note 8)	$120,486	$332,624
Loans and advances (Note 7)	568,847	350,831

	689,333	683,455

Commitments (Note 11)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 9)	11,707,655	8,795,045
Warrants (Note 9)	1,016,303	495,776
Contributed surplus (Note 9)	1,279,169	544,682
Deficit	(13,163,541)	(10,087,556)

	839,586	(252,053)

	$1,528,919	$431,402

See accompanying notes

Approved on behalf of the Board:

“Kenneth W. Powell”	“Robert F. Roddick”
Signed	Signed

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Operations and Comprehensive Loss
Years ended October 31, 2008, 2007 and 2006
(expressed in Canadian dollars)

	2008	2007	2006	Cumulative from 2002 (inception of development stage)
		(Restated - see Note 2)	(Restated - see Note 2)
EXPENSES
Research and development (Note 8)	$605,507	$1,299,820	$860,456	$3,555,444
General and administrative (Note 8)	1,996,631	1,169,507	820,450	5,547,352
Amortization	147,779	35,951	11,840	468,835
Bank charges and interest	7,500	39,769	29,138	83,620
Loss on short-term investment (Note 14b)	350,467	---	---	353,467
Loss (Gain) on foreign exchange	(26,070)	42,566	(5,384)	14,097

Loss from operations	3,081,814	2,587,613	1,716,500	10,022,815
Interest and other income	5,829	7,975	---	14,386

Net loss and comprehensive loss	(3,075,985)	(2,579,638)	(1,716,500)	(10,008,429)

LOSS PER SHARE – Basic (Note 15)	$(0.07)	$(0.07)	$(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	44,032,360	35,838,813	27,306,799

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Shareholders’ Equity
Years ended October 31, 2008, 2007 and 2006
(expressed in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Deficit	Total

October 31, 2005	$5,293,505	$229,025	$222,894	$(5,791,418)	$(45,994)

Net loss				(1,716,500)	(1,716,500)
Expired/forfeited warrants		(58,274)	58,274		---
Private placement	1,060,253	324,706			1,384,959
Warrants exercised	363,920	(85,947)			277,973
Stock compensation expense			57,404		57,404
October 31, 2006 (Restated - see Note 2)	6,717,678	409,510	338,572	(7,507,918)	(42,158)

Net loss				(2,579,638)	(2,579,638)
Expired/forfeited warrants		(11,633)	11,633		---
Stock options exercised	78,904		(23,342)		55,562
Warrants exercised	884,171	(86,150)			798,021
Private placement	865,292	184,049			1,049,341
Shares issued	249,000				249,000
Stock compensation expense			217,819		217,819
October 31, 2007 (Restated - see Note 2)	8,795,045	495,776	544,682	(10,087,556)	(252,053)

Net loss				(3,075,985)	(3,075,985)
Expired/forfeited warrants		(200,550)	200,550		---
Stock options exercised	47,905		(14,405)		33,500
Warrants exercised	733,783	(129,017)			604,766
Private placement	2,168,586	812,430			2,981,016
Warrants modified	(37,664)	37,664			---
Stock compensation expense			548,342		548,342
October 31, 2008	$11,707,655	$1,016,303	$1,279,169	$(13,163,541)	$839,586

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Cash Flows
Years ended October 31, 2008, 2007 and 2006
(expressed in Canadian dollars)

	2008	2007	2006	Cumulative from 2002 (inception of Development stage)
OPERATING		(Restated - see Note 2)	(Restated - see Note 2)
Net loss	$(3,075,985)	$(2,579,638)	$(1,716,500)	$(10,008,429)
Adjustments for non-cash items
Amortization	147,779	35,951	11,840	468,835
Research and development	---	249,000	62,735	574,235
Stock option expense	548,342	217,819	57,404	978,204
Loss on disposal of equipment	---	---	---	1,021

Net changes in non-cash working capital balances:
Prepaid expenses and deposit	(30,521)	47,158	(68,678)	(56,436)
Accounts payable and accrued liabilities	(212,138)	50,843	114,080	87,780
	(2,622,523)	(1,978,867)	(1,539,119)	(7,954,790)
INVESTING
Due from related parties	(58,754)	---	---	(58,754)
Loan receivable	---	---	---	(62,735)
Purchase of equipment	(731,147)	(132,786)	(43,276)	(933,524)
Restricted cash	(203,972)	---	---	(203,972)
Short-term investments	140,628	(237,326)	---	(96,698)
	(853,245)	(370,112)	(43,276)	(1,355,683)
FINANCING
Issue of common shares and warrants net of issue costs	3,619,282	1,902,925	1,662,932	8,536,077
Redemption of common shares	---	---	---	(15,000)
Loans and advances	131,836	136,794	116,848	686,645
	3,751,118	2,039,719	1,779,780	9,207,722
EFFECT OF EXCHANGE RATE CHANGES	40,940	13,474	7,874	62,288
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	316,290	(295,786)	205,259	(40,463)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	18,664	314,450	109,191	375,417
CASH AND CASH EQUIVALENTS, END OF PERIOD	$334,954	$18,664	$314,450	$334,954
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$7,500	$39,769	$29,138	$83,620

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS & GOING CONCERN

Nature of Operations

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

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years as they have not completed the development of their financial software, and has an accumulated deficit of $13,163,541 at October 31, 2008.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2009.  However, management can provide no assurance thereon.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT

Change in Accounting Policy

Effective November 1, 2007, the Company adopted the new CICA Handbook Sections 1506 "Accounting Changes", 3862 "Financial Instruments - Disclosures", 3863 "Financial Instruments - Presentation", and 1535 "Capital Disclosures".

e)
Section 1506, "Accounting Changes", prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company.  Other than enhanced disclosures in note 3 the new standard had no material impact on the Company’s financial results.

f)
Section 3862, "Financial Instruments - Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.  Disclosure requirements pertaining to the adoption of this section is presented in Note 12.

g)
Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives.  It carries forward the presentation-related requirements of Section 3861 "Financial Instruments - Disclosure and Presentation".  The adoption of this new section did not have an effect on the consolidated financial statements.

h)
Section 1535, "Capital Disclosures", established standards for disclosing information about an entity's capital and how it is managed.  It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.  Disclosure requirements pertaining to the adoption of this section is presented in Note 16.

Prior Period Adjustment

In the 2007 fiscal year, the Company failed to sufficiently accrue a $58,451 consulting fee for services provided in fiscal 2007 but not invoiced and paid until the current year.  As a result, the Company has restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007.  The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT (continued)

Prior Period Adjustment (continued)

In fiscal 2007, the Company also failed to identify a U.S. GAAP versus Canadian GAAP difference with respect to the measurement date used for the 300,000 common shares issued to consultants for services rendered.  As a result Note 17 has been restated to reflect a reduction in the stock-based compensation expense recognized under U.S. GAAP of $54,000.

In the 2006 fiscal year, the Company granted 4,500,000 common shares and 2,000,000 common share purchase warrants to two directors of the Company in exchange for the software being developed for the Company.  The common shares and common share purchase warrants are to be issued contingent on the Company achieving certain milestones.  This is a related party transaction subject to the measurement and disclosure requirements of CICA Section 3840 “Related Party Transactions”.  Section 3840 requires monetary related party transactions or non-monetary related party transactions that has commercial substance but is not in the normal course of operations to be measured at the exchange amount when the change in ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence.  Based on the requirements of Section 3840, the Company has determined the value recognized and expensed with respect to this transaction was not in fact supported by independent evidence as the issuance of the equity instruments in consideration of the software was conditional on the achievement of specified future milestones.  Accordingly, the Company has reversed the software development expense of $1,891,479, the fair value of the warrants of $316,479 and the fair value of the common shares of $1,575,000 as a prior period error.

	As Previously Reported	Restatement	As Restated
As at October 31, 2007
Accounts payable	274,173	58,451	332,624
Warrants	812,255	(316,479)	495,776
Contributed surplus	2,119,682	(1,575,000)	544,682
Deficit	(11,920,584)	1,833,028	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

Year ended October 31, 2006
Software development	1,891,479	(1,891,479)	---
Net loss and comprehensive loss	(3,607,979)	1,891,479	(1,716,500)
Loss per share	(0.13)	0.07	(0.06)

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

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

Property and Equipment

Computer equipment is carried at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is carried at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are carried at cost less accumulated amortization and are amortized over the lease term.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of the assets would be written down to its fair value when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
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

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation.  Under the temporal method, monetary assets and liabilities are translated at the rate of exchange prevailing at year end, non-monetary assets and liabilities are translated at average rates of exchange during the year, with the exception of amortization which is translated at historical exchange rates.  Revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred.  Gains and losses resulting from translation adjustments are included in operations.

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

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

Stock-based compensation

The Company accounts for stock options granted to directors, officers, employees and non-employees using the fair value method of accounting.  The fair value of stock options for directors, officers and employees are calculated at the date of grant and is expensed over the vesting period of the options on a straight-line basis.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date at which the performance commitment is reached or the date at which the equity instrument is granted if they are fully vested and non-forfeitable.  The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires certain assumptions to be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected future volatility of the stock.  As the options are exercised, the consideration paid, along with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Variable Interest Entities

Variable interest entities ("VIE") are defined under Accounting Guideline 15 "Consideration of Variable Interest Entities" ("AcG 15") as entities that do not have sufficient equity at risk to finance their activities without additional subordinated financial support, or where the equity holders lack the overall characteristics of a controlling financial interest.  The guideline requires that the VIE be consolidated with the financial results of the entity deemed to be the primary beneficiary of the VIE's expected losses and its expected residual returns.  There are no variable interest entities to be consolidated.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint Interest Activities

Certain of the Company’s trading activities are conducted jointly with another entity.  The consolidated financial statements reflect only the Company’s proportionate interest in such activities.  Such arrangements are considered to be participation funding and are not considered to be joint ventures.

Financial Instruments

All financial instruments are initially recorded on the consolidated balance sheet at fair value.  They are subsequently valued either at fair value or amortized cost depending on the classification selected for the financial instrument.  Financial assets are classified as either "held-for-trading", "held-to-maturity", "available-for-sale" or "loans and receivables" and financial liabilities are classified as either "held-for-trading" or "other liabilities".  Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recorded in the consolidated statements of operations except for financial assets and liabilities designated as cash flow hedges which are measured at fair value with changes in fair value recorded as a component of other comprehensive income.  Financial assets classified as held-to-maturity or loans and receivables and financial liabilities classified as other liabilities are subsequently measured at amortized cost using the effective interest method.  Available-for-sale financial assets that have a quoted price in an active market are measured at fair value with changes in fair value recorded in other comprehensive income.  Such gains and losses are reclassified to earnings when the related financial asset is disposed of or when the decline in value is considered to be other-than-temporary.  Equity instruments classified as "available-for-sale" that do not have a quoted price in an active market are subsequently measured at cost.  Purchases and sales of financial assets will be accounted for using trade-date accounting and transaction costs relating to financial instruments will be expensed in the period incurred.

The Company has classified its financial instruments as follows:

▪	Cash and cash equivalents, short-term investments and restricted cash are classified as held-for-trading.

▪	Due from related parties is classified as loans and receivables.

▪	Accounts payable and accrued liabilities and loans and advances are classified as other liabilities.

Comprehensive Income

Comprehensive income is the change in equity of a company, during a period, from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The Company did not have other comprehensive income and accordingly total comprehensive loss and net loss are equal.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements

a)	Goodwill and Intangible Assets (CICA Handbook Section 3064)

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs".   The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to its initial recognition by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This Section will be adopted in the fiscal year commencing November 1, 2008.  The Company does not expect any impact from the adoption of this new Section on its financial statements.

b)	General Standards of Financial Statement Presentation (CICA Handbook Section 1400)

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.  These amendments are effective for the Company commencing November 1, 2008.  These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

c)	Convergence With International Financial Reporting Standards

In February of 2008 the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required for Canadian publicly accountable enterprises.  This will be effective for the Company’s year-end beginning November 1, 2011.  The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of a $90,000 (2007 - $120,000) guaranteed investment certificate bearing interest at prime less 2.55% maturing September 4, 2009.  The investment is collateral for a $90,000 letter of credit which has been issued by the Company for their leased premises.

Short-term investments in 2007 also include marketable securities of $101,807 held in trading accounts which are measured at fair value.  The marketable securities are held as a result of the Company conducting trading to test their software.  Any gains or losses from trading are recorded as research and development costs in the statements of operations.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

5.	RESTRICTED CASH

Restricted cash consists of amounts advanced from a third party with which the Company jointly conducts trading activities and is held in a trading account for the purpose of trading securities to test the financial trading software that the Company is developing.

6.	PROPERTY AND EQUIPMENT

	October 31, 2008			October 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$284,772	$119,907	$164,865	$217,216	$66,926	$150,290
Office Furniture	85,264	15,607	69,657	11,580	2,600	8,980
Leasehold Improvements	589,907	81,791	508,116	----	----	----

	$959,943	$217,305	$742,638	$228,796	$69,526	$159,270

7.	LOANS AND ADVANCES

	2008		2007
Loan payable, is due to a Director who is also an officer of the Company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment	$	---	$187,831
Short-term loan, bearing interest at 13% per annum, is secured by a promissory note and due on demand.		---	100,000
Private placement funds paid in advance of December 31, 2007 closing.		---	63,000
Advance from a third party, bears no interest, is secured by the short-term investments and restricted cash and is due February 19, 2009		240,392	---
Advance from a third party, bears no interest and is due on demand		328,455	---

		$568,847	$350,831

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2008	2007	2006
Management and consulting fees	$184,500	$167,806	$69,000
Research and development	258,182	262,958	540,194

Management and consulting fees paid to an officer of the Company and a company controlled by an officer are reflected in general and administrative expenses.

Research and development fees are paid to directors and companies controlled by directors.

Due from related parties include $28,754 receivable from a director who is also an officer of the Company.  The amounts due from related parties are unsecured, have no terms of repayment and bear no interest.

Due from related parties also include $30,000 due from directors and officers of the company relating to amounts owing from options exercised. The funds were received on December 22, 2008.

Included in accounts payable and accrued liabilities is $5,542 (2007 - $90,925) payable to directors of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL

Authorized Share Capital:
Unlimited number of common shares with no par value.
Unlimited number of preferred shares
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	- - -	- - -	- - -	- - -
Issued for cash	1	1	- - -	- - -

Balance, October 31, 1994	1	1	- - -	- - -
Issued for cash	4,114,000	1,314,900	- - -	- - -
Warrants issued	- - -	- - -	125,000	- - -

Balance, October 31, 1995	4,114,001	1,314,901	125,000	- - -
Issued for cash	4,302,000	1,055,500	- - -	- - -
Share issuance costs	- - -	(141,089)	- - -	- - -

Balance, October 31, 1996	8,416,001	2,229,312	125,000	- - -
Issued for cash	316,000	442,400	- - -	- - -
Warrants issued	- - -	- - -	158,000	- - -

Balance, October 31, 1997	8,732,001	2,671,712	283,000	- - -
Warrants exercised	125,000	131,250	(125,000)	- - -

Balance, October 31, 1998	8,857,001	2,802,962	158,000	- - -
Warrants forfeited	- - -	- - -	(158,000)	- - -

Balance, October 31, 1999	8,857,001	2,802,962	- - -	- - -
Issued for cash	275,965	572,976	- - -	- - -
Warrants issued	- - -	- - -	250,067	- - -

Balance, October 31, 2000	9,132,966	3,375,938	250,067	- - -
Issued for cash	680,000	340,000	- - -	- - -
Warrants issued	- - -	- - -	680,000	- - -
Warrants expired	- - -	- - -	(250,067)	- - -

Balance, October 31, 2001	9,812,966	3,715,938	680,000	- - -
Issued for cash	- - -	- - -	- - -	- - -

Balance, October 31, 2002	9,812,966	3,715,938	680,000	- - -
Warrants expired	- - -	- - -	(680,000)	- - -

Balance, October 31, 2003	9,812,966	3,715,938	- - -	- - -
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	- - -	(9,800)	- - -	- - -

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount
Balance, October 31, 2004	13,024,965	3,948,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	- - -	- - -
Shares issuance costs	- - -	(77,652)	- - -	- - -
Warrants expired and forfeited	- - -	- - -	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	- - -
Warrants expired and forfeited	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006 (Restated - see Note 2)	30,814,497	6,717,678	8,444,569	409,510
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904	- - -	- - -
Warrants expired and forfeited	- - -	- - -	(581,667)	(11,633)
Shares issued for service	300,000	249,000	- - -	- - -
Share issuance costs	- - -	(92,260)	- - -	(17,364)

Balance October 31, 2007	37,813,699	8,795,045	6,508,131	495,776
Private placement	9,571,234	2,243,139	6,035,617	841,855
Warrants exercised	1,494,412	733,783	(1,494,412)	(129,017)
Stock options exercised	335,000	47,905	- - -	- - -
Warrants expired and forfeited	- - -	- - -	(1,358,087)	(200,550)
Warrants modified	- - -	(37,664)	- - -	37,664
Share issuance costs	- - -	(74,553)	- - -	(29,425)
Balance October 31, 2008	49,214,345	11,707,655	9,691,249	1,016,303

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

a)	Share Capital

2008

In December 2007, the Company closed a non-brokered private placement of units (”Units”), which raised gross proceeds of $1,214,494. The Company issued 3,036,234 Units at $0.40 Canadian per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”).  Of the gross proceeds, $941,800 and $272,694 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 137%, risk free rate of 3.70% and expected life of 2 years.  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428.40. The issue costs relating to this placement totaled  $30,536.

On March 6, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of $510,000.  The Company issued 2,000,000 Units at a price of $0.255 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Of the gross proceeds, $380,014 and $129,986 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 139%, risk free rate of 2.52% and expected life of 2 years.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.35 Canadian and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.  The issue costs related to this private placement totaled $6,200.

On July 29, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of $610,500.  The Company issued 2,035,000 Units at a price of $0.30 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Of the gross proceeds, $465,765 and $144,735 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 131%, risk free rate of 3.05% and expected life of 2 years.    Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian and will expire July 29, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $90,000.  The issue costs related to this private placement totaled $18,868.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

On August 19, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of $750,000.  The Company issued 2,500,000 Units at a price of $0.30 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one common share purchase warrant.  Of the gross proceeds, $455,560 and $294,440 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 131%, risk free rate of 2.74% and expected life of 2 years.    Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian and will expire August 19, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $600,000.  The issue costs related to this private placement totaled $42,072.

During the year, the Company modified the exercise price of the 1,392,626 common share purchase warrants issued on December 12, 2006.  The warrants have been re-priced from $0.50 to $0.38 representing the current 10 day weighted average trading price of the common shares.  All other terms of the warrants remain the same.  The warrants expire on December 12, 2008.  The increase in fair value of $37,664 as a result of the modification has been re-allocated to the warrants.

During the year, the Company modified the terms of a software transfer agreement entered into in 2006.  In 2006, the Company signed an agreement with two directors of the Company to issue 4,500,000 common shares and 2,000,000 common share purchase warrants.  The 4,500,000 common shares to be issued was contingent on the Company achieving certain milestones by May 31, 2007 as follows:

a)	upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued;
b)	upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued; and
c)	upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued.

A total of 1,000,000 purchase warrants issued were exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieved at least $1.2 million of gross revenue for the period June 1, 2006 to May 31, 2007.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided  the Company achieves gross revenue of $1.8 million for the period June 1, 2007 to May 31, 2008.  Effective October 2, 2008, the agreement has been amended as follows:

▪
The total number of common shares and the amount of the cumulative gross revenue milestones will not change however the common shares will only be issued upon the Company achieving the milestones by May 31, 2009 and any common shares not earned by May 31, 2009 will not be eligible for issuance.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

▪
The total number of performance warrants and the amount of the gross revenue milestones will not change however the performance warrants will be exercisable upon the Company achieving the gross revenue milestones for the one year period ended May 31, 2009.  The exercise prices will remain the same however the exercise period for the first and second tranche will be the six month period commencing June 1, 2009.

The fair value of the common shares and warrants and the increase in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements as the issuance of the shares and warrants are subject to performance conditions which have not been met.

During 2008, a total of 335,000 options and 1,494,412 warrants were exercised.

2007

In December 2006, the Company closed a non-brokered private placement of units (“Units”), which raised gross proceeds of $1,158,965.  The Company issued 3,311,299 Units at $0.35 Canadian per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”). The Warrants issued were 1,655,632.  The difference of 17.5 fewer warrants issued is a rounding factor attributed to shareholders proceeds being short of the actual value of shares purchased.  Of the gross proceeds, $957,552 and $201,413 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 107%, risk free rate of 3.97% and expected life of 2 years.  The Warrants are exercisable at a price of $0.50 Canadian and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company revised the amount of finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000. The issue costs relating to this placement totaled $99,914.  Share issuance costs also include $9,710 relating to the exercise of warrants and stock options.

In February 2007, the Company issued shares for services to three consultants for their participation in the development, sales and marketing of retail-market software products.  Titan entered into consulting arrangements with the consultants in exchange for 300,000 common shares, in the aggregate, in the capital of Titan at a deemed price of $0.83.

During 2007, a total of 377,500 options and 3,010,403 warrants were exercised.

Escrowed Shares

As at October 31, 2008, there were no common shares held in escrow (2007 - 300,000 common shares held in escrow).  The 300,000 shares in escrow were released in April 2008.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Stock Options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company.  These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded.  The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 5% of the outstanding common shares.  The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares.  The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favourable terms than one-third of the total number of options granted on the date of grant and on each of the 12 month and 18 month anniversaries of the date of grant.  Options expire no later than the fifth anniversary of the date of grant.  All rights to purchase shares pursuant to the plan terminate:  (i) within 90 days of the optionee ceasing to be a director, officer, employee, or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

During fiscal year ending October 31, 2008 the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
January 28, 2008	1,600,000	$0.37	January 28, 2013
February 4, 2008	220,000	$0.50	February 4, 2013
June 24, 2008	50,000	$0.34	June 24, 2013
July 8, 2008	150,000	$0.34	July 8, 2013
August 12, 2008	900,000	$0.30	August 12, 2013
August 15, 2008	540,000	$0.36	August 15, 2013

The following table summarizes the activity of stock options as follows:

Year	2008		2007
	Number of options	Weighted-Average Exercise Price	Number of options	Weighted-Average Exercise Price
Outstanding at beginning of period	5,400,593	$0.25	3,623,093	$0.17
Granted	3,460,000	$0.36	2,155,000	$0.35
Exercised	(335,000)	$0.10	(377,500)	$0.15
Forfeited or expired	(715,000)	$0.29	---	---
Outstanding at end of period	7,810,593	$0.29	5,400,593	$0.25
Exercisable at end of period	5,708,093	$0.27	4,150,593	$0.19

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2008:

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$ 0.10	1,100,000	1,100,000	0.2
0.16	470,593	470,593	1.3
0.25	680,000	680,000	1.3
0.32	360,000	360,000	2.7
0.30	1,780,000	1,780,000	3.2
0.69	200,000	150,000	3.7
0.50	110,000	82,500	3.8
0.37	1,250,000	625,000	4.3
0.50	220,000	110,000	4.3
0.34	50,000	12,500	4.7
0.34	150,000	37,500	4.7
0.30	900,000	300,000	4.8
0.36	540,000	0	4.8
	7,810,593	5,708,093

The Company uses the Black-Scholes option-pricing model to value the options at each grant date under the following weighted-average assumptions:

	2008	2007	2006
Weighted average grant date fair value per share option	0.33	0.33	0.32
Expected dividend rate	0%	0%	0%
Expected volatility	123%	142%	138%
Risk-free interest rate	3.32%	3.95%	3.75%
Expected life of options in years	5 yrs.	5 yrs.	5 yrs.

The amounts estimated according to the Black-Scholes option-pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Warrants

The following table summarizes information on warrants outstanding at October 31, 2008:

Exercise Prices	Number Outstanding	Expiry Date

$0.38	1,392,626	December 12, 2008
$0.50	263,006	December 12, 2008
$0.60	1,518,117	December 7, 2009
$0.50	2,000,000	November 30, 2009
$0.35	1,000,000	March 6, 2010
$0.40	1,017,500	July 29, 2010
$0.40	2,500,000	August 19, 2010

	9,691,249

CONTRIBUTED SURPLUS

	2008	2007
		(Restated - see Note 2)
Balance, beginning of year	$544,682	$338,572
Stock based compensation	548,342	217,819
Expired and forfeited warrants	200,550	11,633
Exercise of stock options	(14,405)	(23,342)
Balance, end of year	$1,279,169	$544,682

10.	FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates of 29.74% (2007- 32.12%) to loss before income taxes.  The differences are as follows:

	2008	2007
		(Restated - see Note 2)
Computed tax recovery	$(914,798)	$(828,580)
Deductible share issuance costs	(25,083)	(7,042)
Foreign rate differential	(35,139)	(9,174)
Non-deductible expenses	206,294	75,094
Unrecognized losses	768,726	769,702
	$-	$-

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

10.	FUTURE INCOME TAXES (continued)

The tax effect of significant temporary differences is as follows:

	2008	2007
		(Restated - see Note 2)
Operating loss carry-forwards	$2,819,387	$2,871,947

Other temporary differences	87,947	57,206
Future income tax assets before valuation allowance	2,907,334	2,929,153
Valuation allowance	(2,907,334)	(2,929,153)
Future income tax assets	$-	$-

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $10,778,041 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

	Loss carryforwards in the United States	Loss carryforwards in Canada	Total

2009		447,548	447,548
2010		185,347	185,347
2014		458,893	458,893
2015		1,362,971	1,362,971
2026	173,617	3,335,533	3,509,150
2027	318,554	2,028,924	2,347,478
2028	668,114	1,798,540	2,466,654

Total	1,160,285	9,617,756	10,778,041

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

11.	COMMITMENTS

a)	The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total
2009	$89,010
2010	$78,768
2011	$78,768
2012	$78,768

b)
Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement which is 21 days after notice of termination is provided by either party.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)
Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement which is 21 days after notice of termination is provided by either party.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

d)
The Company has consulting agreements with two directors of the Company for $10,000 per month each to maintain, support and improve the software, as well as, to provide general software programming and consulting services.  The agreement remains in effect until May 31, 2009.

e)
The Company has signed a one-year contract with a consultant to conduct investor relations starting from September 1, 2008 for a monthly fee of $7,000 plus approved expenses.  Titan has the right to terminate the agreement at any time after February 28, 2009, by providing the consultant a 30-day written notice.

f)
The Company has a consulting agreement commencing August 1, 2008 and expiring July 31, 2009 for financing services, public relations services, investor relations services, shareholder relations services and market maintenance.  The agreement is subject to acceptance by the TSX Venture Exchange.  As compensation, the Company will pay the consultant 900,000 stock options at a price of $0.30 per share and will vest over eighteen months.

g)
Commencing February 25, 2008, the Company has entered into an agreement with a third party.  The agreement required a capital contribution of $300,000 US from the third party and $20,000 US from the Company.  The capital was to be used for trading with any profits from trading to be allocated 65% to the Company and 35% to the third party.  The maximum loss is limited to $20,000 US for the Company and $30,000 US for the third party.  The agreement terminated on May 24, 2008.  The capital to be repaid to the third party as at October 31, 2008 is $328,455 CDN.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

11.	COMMITMENTS (continued)

h)
Commencing February 19, 2008, the Company has entered into an agreement with a third party.  The agreement required a capital contribution of $200,000 US from the third party.  The capital was to be used for trading with any profits from trading to be allocated 50% each to the Company and the third party.  The maximum loss for the third party is limited to $30,000 US.  The agreement terminates on February 19, 2009.  The capital to be repaid to the third party as at October 31, 2008 is $240,392 CDN.

12.	FINANCIAL INSTRUMENTS

Financial risk management

The Company’s activities are exposed to a variety of financial risks: price risk, interest rate risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance.

Fair Value

The Company's financial instruments consist of cash and cash equivalents, short-term investments, due from related parties, restricted cash, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.  The fair value of loans and advances cannot be reliably determined as there is no market for loans that are non-interest bearing and have no terms of repayment.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, short-term investments, due from related parties and restricted cash.  The maximum exposure of the credit risk is the full carrying value of the financial instrument.  The Company minimizes the credit risk of cash and cash equivalent, short-term investments and restricted cash by only dealing with credit worthy financial institutions.  The credit risk associated with the amounts due from related parties is also mitigated as credit is only granted to directors and officers of the Company who historically settle the amounts in a timely manner.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.  As at October 31, 2008 the Company is exposed to currency risk through its cash, short-term investments, restricted cash and loans and advances denominated in US dollars.  As at October 31, 2008, US denominated cash, short-term investment, restricted cash and loans and advances amounted to US$111,422, $7,465, $197,610 and $467,610 respectively.  Based on the balances at October 31, 2008, net loss will increase or decrease approximately $4,000 given a 10% increase or decrease respectively, in the foreign exchange rate.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS (continued)

Interest Rate Risk

The Company is susceptible to interest rate price risk on its fixed interest loans.  The Company closely monitors its fixed rate debt instruments to ensure interest rates are in line with market rates.

Financial Market risk

The Company’s exposure to financial market risk is limited since there are no significant financial instruments including hedges on currencies or commodities which will fluctuate as a result of changes in market prices.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due.  In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available.  The Company expects to generate sufficient cash through the issuance of shares or related party loans.

13.	SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada and the United States.

14.	SUBSEQUENT EVENTS

a)
In November 2008, Titan Trading Analytics Inc. announced that, subject to regulatory approval, the Company intends to grant 525,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company.  The options will have an exercise price of $0.36, with vesting over an eighteen-month period and a five year term to expiry.

b)
On January 8, 2009, Avidus Trading LLC (Avidus), a broker which the Company has been using for trading of securities, filed a bankruptcy petition with the Southern District of Florida U.S. Bankruptcy Court.  As at October 31, 2008, the Company had $386,962 of short-term investments held with Avidus.  The Company is uncertain whether the investments can be recovered and has recorded a write down of the short-term investments for an amount of $350,467 with the remaining $36,495 ($30,000 US) being used to reduce the advance from a third party (Note 7).

15.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 44,032,360 (2007 - 35,838,813; 2006 – 27,306,799).  The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its cash and cash equivalents, short-term investments and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets since inception, the Company has financed its liquidity needs through private placements.

In order to maximize ongoing research and development of its software, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements.

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

Impact of Recently Adopted Accounting Standards

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard was adopted effective November 1, 2007, and it was determined that there was no effect to the Company.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Stock-Based Compensation

Under U.S. GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached.  For measurement purposes Canadian GAAP specifies the two conditions under U.S. GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date.  The Company failed to identify the above difference in the measurement dates available under U.S. GAAP versus Canadian GAAP.  As a result, in fiscal 2007, there is a $54,000 difference in the stock-based compensation recorded for the 300,000 common shares issued to consultants for their services rendered.  The impact of this difference is as follows:

2007
(Restated - see Note 2)

Net loss and comprehensive loss under Canadian GAAP	$(2,579,638)

Stock-based compensation	54,000
Net loss and comprehensive loss under U.S. GAAP	$(2,525,638)
Basic loss per share	$0.07
Diluted loss per share	$0.07

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for the Company’s fiscal year beginning November 1, 2008.  The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2008 and 2007
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

SFAS 159

In February 2007, the FASB issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.  The Statement would be effective for the Company’s fiscal years beginning November 1, 2008.  The company is assessing the impact this statement will have on its consolidated financial statements.

SFAS 162

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

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
Dated: April 30, 2009

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

94