Form 20-F/A
TITAN TRADING ANALYTICS INC
filed 2009-06-29
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

Commission file number: 000-25289

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F of Titan Trading Analytics Inc. that was originally filed on May 8, 2009 (the "2008 Form 20-F"), is being filed solely for the purpose of correcting a clerical error pursuant to which signatures of our auditor were not included on the “Report of Independent Registered Chartered Accountants” and the “Comments by Independent Registered Chartered Accountants for US Readers on Canada-United States of America Reporting Differences” contained herein.  There are no other changes contained in this Amendment No. 1 as compared to the 2008 Form 20-F.

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

Edmonton, Alberta, Canada	“Collins Barrow Edmonton LLP”
February 24, 2009 except Note 17 which	Signed
is as of April 13, 2009	Independent Registered Chartered Accountants

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

Edmonton, Alberta, Canada	“Collins Barrow Edmonton LLP”
February 24, 2009 except Note 17	Signed
which is as of April 13, 2009	Independent Registered Chartered Accountants

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
Dated: June 26 , 2009

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

95