Form 20-F
period 2009-10-31
TITAN TRADING ANALYTICS INC
filed 2010-05-14
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2009

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number: 000-25289

TITAN TRADING ANALYTICS INC.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

751, 815 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 3P2
(Address of principal executive offices)

Kenneth Powell, (780) 438-1239, kpowell@titantrading.com,
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, Canada, T6H 5R7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person )

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on
which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

The number of common shares outstanding as of October 31, 2009: 58,317,878.

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 if the Securities Act.

Yes [   ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

(Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the	Other [X]
International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]    No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING
THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes [   ]    No [   ]

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

U.S. Dollars Per Canadian Dollar

Year Ended October 31,

	2009	2008	2007	2006	2005	2004	2003	2002

Average for Period	0.8603	0.9690	0.9811	0.8831	0.8213	0.7634	0.6880	0.6354

The following table sets out the high and low exchange rates for one CDN $ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March	April

	2009	2009	2009	2010	2010	2010	2010
High for the Month	0.9716	0.9560	0.9611	0.9755	0.9597	0.9888	1.0039
Low for the Month	0.9221	0.9308	0.9334	0.9384	0.9316	0.9596	0.9803

At December 31, 2008 the Federal Reserve Bank of New York ceased publishing foreign exchange quotations. As of January 1, 2009 the Company began using the closing rate for foreign exchange published by the Bank of Canada. As of April 30, 2010, the Closing exchange rate of Canadian dollars into United States dollars published by the Bank of Canada was US$.99885 (US$1.00 = CDN$1.0116) .

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

References to “Titan”, the “Company”, “we” and “us” are references to Titan Trading Analytics Inc.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A.    Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2009 back to 2005. We derived all figures from our financial statements, which were audited by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 16 to our audited financial statements.

	FISCAL YEAR ENDED:
	OCT 31, 2009	OCT 31, 2008	OCT 31, 2007 (Restated)	OCT 31, 2006 (Restated)	OCT 31, 2005
REVENUE	-	-	-	-	-
EXPENSES	$3,529,427	$3,081,814	$2,587,613	$1,716,500	$1.343.289
INTEREST/OTH ER INCOME	$678	$5,829	$7,975	-	-
NET LOSS FOR YEAR CDN GAAP	$3,528,749	$3,075,985	$2,579,638	$1,716,500	$1,343,289
NET LOSS FOR YEAR US GAAP	$3,528,749	$3,075,985	$2,579,638	$1,716,500	$1,343,289
NET LOSS PER SHARE CDN GAAP	($0.07)	($0.07)	($0.07)	($0.06)	($0.07)
NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	($0.07)	($0.07)	($0.07)	($0.06)	($0.07)
NET WORKING CAPITAL	($241,862)	($199,946)	($434,823)	($104,593)	($76,993)
TOTAL ASSETS CDN GAAP	$869,397	$1,528,919	$431,402	$455,704	$213,066
TOTAL ASSETS US GAAP	$869,397	$1,528,919	$431,402	$455,704	$213,066
NET ASSETS	$291,896	$839,586	($252,053)	($42,158)	($45,994)
CAPITAL STOCK	$13,591,954	$11,707,655	$8,795,045	$6,717,678	$5,293,505

	FISCAL YEAR ENDED:
	OCT 31, 2009	OCT 31, 2008	OCT 31, 2007 (Restated)	OCT 31, 2006 (Restated)	OCT 31, 2005
SHARES OUTSTANDING	58,317,878	49,214,345	37,813,699	30,814,497	22,646,399
LONG-TERM OBLIGATIONS	NIL	NIL	NIL	NIL	NIL

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

The unprecedented financial events of late 2008 and the resulting global recession continue to have, a significant impact on the business climate in general. The risks below are not the only ones that the Company faces. Some risks are not yet known to the Company and some that the Company does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Company’s business, revenue, operating profit, earnings, net assets and liquidity and/or capital resources.

We have had a history of losses and there is a likelihood of continuing operating losses.

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2009 is $16,692,290. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2009, we had $83,162 cash and receivables totaling $35,180.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of April 30, 2010. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

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

We depend on key personnel.

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Officer, Mr. Gossland, and our President, and Director of U.S. Trading Operations, Mr. Carrozza, for the success of our intended business plan. We do not have current formal employment agreements with Mr. Gossland and Mr. Carrozza. The loss of their services would have a materially adverse effect upon our future operating profits and prospects.

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

We depend on our ability to protect the core proprietary software technologies we have developed. In this regard, we rely on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy our core technologies and either offer them to the marketplace as its own, or to use them without paying. To date, we have not sought to obtain copyright registration or patent protection for any of our software products, though we may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete.

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

During the 2009 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.21 to $0.42.

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

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2009 and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

ITEM 4:    INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), on November 30, 1993 under the name “KBK No. 24 Ventures Ltd.” We changed our name to “Titan Trading Analytics Inc.” by filing of an amendment to our Articles of Incorporation on November 14, 1994. The company began trading publicly on July 24, 1996. We continued the Company under the Business Corporations Act (Alberta) on April 26, 2005. Our registered and records office is located at 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2. Our telephone number is (403) 543-2185.

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

We have an additional wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 2 (“TTLP2”) a limited partnership formed on January 18, 2006 under the laws of Alberta. TTLP2 was created to raise financing by offering limited partnership interests. Titan GP will receive a management fee and a share in the distributions and the carried interest with the limited partners. The purpose of TTLP2 is to raise financing and then trade the funds using our Titan TickAnalyst software (“TickAnalyst”) and the N1 Expert System software. This activity is not being pursued by the Company at the present time. Any and all trading operations are being conducted by its wholly owned subsidiary, Titan Trading USA, LLC.

Titan GP was also the general partner for Titan Trading Limited Partnership 1 (“TTLP1”), a limited partnership formed on February 14, 2005 under the laws of Alberta. TTLP1 was created to raise financing by offering limited partnership interests and after its two year term, was dissolved in 2007 and the principal investment plus interest was returned to the respective investors.

Further, we have two U.S. based wholly owned subsidiaries, Titan Trading USA, LLC (“Titan USA”), which is a Delaware limited liability company qualified to do business in New York and Florida and Titan Holdings USA, LLC (“Titan Holdings”), which is a Florida limited liability company. The purpose of Titan USA is raise financing from US subscribers and then trade the funds using the TickAnalyst software.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2009	2008	2007
Purchase (sale) of property and equipment	$47,179	$731,147	$132,786

Other than as set out below, there are no principal capital expenditures currently in progress or anticipated.

In 2008, the Company moved to a new home office in Edmonton, Alberta. The 4,500 square foot data center supports the Company’s market roll-out and redundancy operations, and our server room is housed in a secured 300 foot former bank vault. The server room itself is equipped with rack-mounted multi-core servers, a backup air-conditioning system, an inert-gas fire suppression system, and a 100kw diesel-powered electrical backup system.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies’ shares during the last or in the current financial year.

B.    Business Overview

The Company is a financial software developer that has developed proprietary market timing, trading analytics and automated trading execution software called Titan TickAnalyst (“TickAnalyst”). TickAnalyst, when assembled with other third party components, forms a complete automated trading system capable of transforming real-time market data into executed trading orders. TickAnalyst is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

The Company continues to expend all of its efforts developing the TickAnalyst software and the operational infrastructure required for full-time commercial use. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.

The Company has focused its attention on development of software trading technology during 2003 through 2009. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-timeframe analysis the way Titan does and none would deliver signals generated by the same algorithm.

As of April 30, 2010 we presently have $79,77437 cash on hand and $90,000 held in a short term investment. We need to raise additional financing by way of private placements in order to continue to develop and exploit our technology as planned.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Exchange Act, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

Principal Products, Services and Markets

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

Beginning in 1994 and continuing through 1995, Titan was generally focused on the development of initial software products and therefore conducted few trading or trade-testing activities. From 1996 through to 2002, Titan developed and introduced several software trading products including: (a) NeuralEdge – a neural network based trading system for S&P futures contracts, (b) currency trading signals via fax, (c) VirtualTrader, a discretionary training and testing software application, (d) the “Big Board” trading model, a proprietary setup of indicators and trading screens for discretionary trading, (e) Titan Market Commentary, a web-based stock commentary subscription service, and (f) Titan Market Watch, a web-based stock trading presentation package.

At the end of 2002, the company underwent a change of senior management and development plans. The aforementioned products were put on hold and the company began development of new products.

In June 2003, Titan acquired rights to certain automated trading and analytic software, which it then called the Titan Order Processing Software (“TOPS”), from Cignal Technologies, LLC (“Cignal”) and it has continued to develop an automated trading platform based on TOPS. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations. The Company has not had any significant revenues in the last 6 fiscal years, ending with 2009.

The TOPS technology evolved into Titan’s current major product, TickAnalyst (“TickAnalyst”). TickAnalyst is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

TickAnalyst is a fully integrated, scalable algorithmic trading system that incorporates a variety of trading models, including trend-following, countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TickAnalyst has the capability to analyze data feeds available from a number of the world’s stock exchanges. With ultra high-speed analysis capabilities, TickAnalyst is designed to analyze hundreds of thousands of ticks per second per server and from that analysis generate carefully selected trading signals with a favorable probability of success for each trade.

TickAnalyst is a group of software applications, which may be divided into several parts:

1.	Signus, also known internally as the blackbox, used to generate trading signals.
2.	TOMS, Titan’s Order Management Software, used to execute and manage trades.
3.	QuickTick Charting, used for financial data visualization.
4.	TradeViewer, used to display the results of the trading performance.
5.	TopView and TopViewClient, used to distribute the real-time and historical trading signals.
6.	Several back end data management tools used to manage data.

These parts, when assembled with other third party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time. When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the internet to the RediPlus trade execution engines. Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are can be interfaced but are not used by Titan at present. The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode (also known as GreyBox mode), where orders require a manual confirmation step, or in fully automatic mode (also known as BlackBox mode), where orders are executed with no operator intervention.

QuickTick Charting offers fast charts for any trading symbol within its supported exchanges as well as other capabilities designed with the GreyBox trader in mind. After testing is complete, Titan plans to explore various avenues in which the QuickTick Charting system may be made available for use by other trading firms or groups of individual traders for a monthly fee.

A separate product, the Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems. Neural networks constitute an AI-based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans. The software was “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules. This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index. We are not actively pursuing the development of this software at this time.

Our present business plan is to market and license our TickAnalyst software, and utilize it for our own trading operations through our wholly owned subsidiary Titan USA.

GreyBox Trading

GreyBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the trader applies judgment before manually allowing the signals to be executed as trades. Thus, GreyBox mode allows the power of automation to be controlled by human discretion. It is a useful mode for operation while the software is being refined to make it perform with the expertise of a human trader.

The concept behind Titan’s GreyBox trading mode has four elements:

1.	present the trader with high quality technical based trading opportunities;
2.	allow the GreyBox trader to have complete control over which trades are executed;
3.	automate the order entry and exit process; and
4.	manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of our GreyBox mode trading software is to allow that trader to execute a greater number of trades with a greater probability of achieving a profit than without the software. The combination of all four features can dramatically increase the number of trades that even an experienced trader can execute.

BlackBox Trading

BlackBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the signals are immediately and automatically executed as trades. Thus, BlackBox mode allows the power of automation to be applied with no human discretion. Titan’s goal is to conduct all of its trading operations in BlackBox mode. Achieving BlackBox mode requires a great deal of refinement in the trading systems’ rules and settings so the software can perform with the judgment of a human trader.

The concept behind Titan’s BlackBox trading mode has three options

1.	generate high quality technical based trading opportunities;
2.	automate the order entry and exit process; and
3.	manage risk on dozens of open positions with automation.

In each case, the benefit of BlackBox mode trading software mode is to allow the system to execute a large number of trades with no decision-making required on the part of the operator.

Milestones

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations. Mr. Carrozza is a registered broker in Florida, and has twenty-three years experience and is the chief trading architect behind the Company’s trading logic for Titan’s TickAnalyst.

In September 2006, we announced the completion of the software interface to Carlin Financial LLC’s trading platform, which allowed us to offer more trading solutions to a greater number of professional and institutional traders.

In March, 2007, the Company announced the formation of a registered broker dealer with National Securities Consulting Group and Janet L. Gentry. The formation of the Broker Dealer will provide avenues for business expansion into the financial services industry. As of December 31, 2009, this process is still ongoing.

In July 2007, the Company completed a test integration of securities exchange data into our wholly owned proprietary charting application. This development allows the Company to offer a turnkey solution in the Multi-asset Direct Market Access (DMA) Platform arena. As a whole, the platform offers more trading solutions to a greater number of buy-side professional and institutional traders.

In August 2007, the Company announced that phase one of the software link between its blackbox trading signal generator and our QuickTick charting application was complete and that a beta-test program of this link was underway.

Also in August, 2007, the Company announced the opening of our new New York Regional Office to assist with our Currency and Commodity Trading Division under our USA Trading Operations. The new office is fully outfitted with redundant internet connections and UPC battery back-ups on key trading systems. This office will offer upgrades in data capabilities as well as a centralized location for the operations team.

In October 2007, the Company announced the completion of our TickAnalyst software. This version of our software is a completely stand alone application, which differentiates it from our previous implementations of our BlackBox software. A 30 day period of in house alpha testing will be followed by a 60 day period of beta testing, prior to the release of the industry ready product. The beta testing period revealed some limitations in the underlying platform, and the fact that some new capabilities would be required.

In November 2007, the Company reported several key operational developments. The first came in the area of our TickAnalyst charting component reliability. An automated program was created to schedule and control many tasks previously handled by human I.T. resources. Many of the types of errors encountered earlier in the testing phase associated with maintaining data properly will now be automatically monitored. This allows errors to be resolved more quickly and also frees resources. Further developments include improvement in Titan’s Order Management Software (“TOMS”), a part of TickAnalyst. TOMS now has the new ability to do a partial exit when a trade is profitable by any of four threshold levels: T1, T2, T3, and T4. This improvement is critical for automated BlackBox trading. This will offer an added edge for both in-house future money management and external end-user functionality.

In January 2008, the Company reported several recent key operational developments. First, the Company announced we had completed the development of Version 2 of our QuickTick Charting application and QuickTick Server. The communications software linking QuickTick Charting with the Server was provided by a third party in Version 1, but it was re-written by our developers for Version 2, as a required step before market launch. The new communications software is designed to be both more reliable and easier to scale up to a large number of users.

In May, 2008, the Company announced that the new Edmonton, Alberta office backup power system, consisting of a short-term battery-powered UPS with a long-term 100kW diesel-powered electrical backup, performed flawlessly during a multi-hour power failure test. In addition, we also developed a databank hosting 15 terabytes of NYSE and NASDAQ data extending as far back as 2004.

In September 2008, the Company announced that we are advancing towards commercialization through key operational developments. The Company is performing beta and acceptance testing on TickAnalyst, to ensure that our products function properly under historical and live conditions. This testing process utilizes key in-house non-programming staff as well as independent consultants contracted by the Company, working closely with our software engineers for quality assurance of our applications and products. Our testing process, which meets and exceeds standards of the trading system industry, is currently performing a number of testing procedures simultaneously on large amounts of historical data as well as live data, down to the tick level, to test the robustness of its applications under rigorous conditions with the expectation of soon bringing a fully automated production offering to commercialization.

In December 2008, the Company moved to the new home office in Edmonton, Alberta, a 4,500 square foot state of the art data center. The new data center supports the Company’s market roll-out and redundancy operations, and our server room is housed in a secured 300 foot former bank vault. The server room itself is equipped with rack-mounted multi-core servers, a backup air-conditioning system, an inert-gas fire suppression system, and a 100kw diesel-powered electrical backup system.

In February 2009, the Company announced that it has released to its wholly-owned subsidiary, Titan USA, Release Candidate (“RC”) 2.0 of its TickAnalyst software platform. TickAnalyst RC 2.0 has undergone rigorous in-house testing with our engineers and traders at its facilities in London, New York, Atlanta and West Palm Beach. TickAnalyst’s functionality, stability, and scalability have been tested with both real time and historical market data and all expectations and objectives for this release were met or exceeded.

In March 2009, the Company opened a new satellite/regional office in Peterborough, United Kingdom.

In June 2009, The Company announced the completion of development and testing of the second generation of its TickAnalyst software package(“TickAnalyst X2”). TickAnalyst X2, comprised of the signal-processing engine, database-management tools, and charting server applies event triggers and customized analytics across extensive amounts of streaming data, a process also known as Complex Event Processing (“CEP”). The CEP applies Titan’s proprietary model-built logic to two major North American exchanges in real-time. Titan’s proprietary models are designed to perform in all market environments. Model examples include trending and non-trending (mean-reversing) versions with numerous variations of each. TickAnalyst X2 has enabled Titan Trading USA LLC (“TTU”) to implement TTU’s Internal Asset Management business model utilizing the US$5,000,000 placed by Compo Investment Partners LP of New York in a professional leveraged trading account managed by the company’s wholly owned subsidiary Titan Holdings USA LLC. Updates on the status of this revenue and trading model will be made available to the market on a timely basis.

In January 2010, a next generation version of Titan’s TickAnalyst software platform was introduced. Lengthy periods of historical and live testing can begin. This software offers much more flexibility and sophistication over its predecessors in the trading setups and rules that it can implement. The Company continues to use its multi-year database to run historical tests of this most recent version of TickAnalyst to refine the new trading rules and settings, and to run the systems on real-time market data.

Company Personnel

In January 2006, David Terk CPA, B.Sc. was appointed Chief Financial Officer of Titan USA, and the Company entered into a consulting agreement with Tony Robinson to assist Titan USA with foreign exchange trading and risk management.

In April 2006, the Company appointed Eric Davidson, Technical Research Analyst, to lead the research for our GreyBox (semi-automated) Equity Trading Division. Mr. Davidson’s appointment was in preparation for the launch of our proprietary market data analysis platform, TickAnalyst. He is instrumental in the testing, implementation and ongoing operations of our BlackBox (fully automated) Division as TickAnalyst comes online.

In January 2007, the Company appointed Mr. Harlan Shabshelowitz, of Fall River, Massachusetts, to our advisory board.

In February 2007, the Company appointed William Brad Weber, Research Analyst and Trader, to our West Palm Beach Research and Trading Team to assist with our Equity Trading Division under our USA trading operations.

In March 2007, the Company announced that we appointed Andrew Pappas, Operations Specialist and Proprietary Trader, to our New York Regional Office and Trading Team to assist with our Equity Trading Division under our USA trading operations. As of October 31, 2009, Mr. Pappas is no longer with the company.

In April 2007, the Company announced the appointments of Anthony Savino, Execution Specialist, and Rahim Aziz, GreyBox Trader to our New York Regional Office and trading team to assist with our Equity Trading Division under our USA Trading Operations. As of October 31, 2009, Mr. Savino and Mr. Aziz are no longer with the company.

In February 2008, the Company appointed Parker Seto of New York to our Advisory Board.

In June 2008, the Company appointed John Howell of Fairfax Station, Virginia to our Advisory Board.

In October 2008, the Company announced the addition of a new team member, Manesh Patel, as Proprietary Systems Trader. Mr. Patel has twelve years of active trading experience in the equities, options, and futures markets and holds a Series 3 license. He also holds a Masters in Electrical Engineering with a minor in Economics from the University Of Georgia Institute Of Technology.

In January 2009, the Company appointed Doug Laughlin of Alpharetta, Georgia to our Advisory Board. Mr. Laughlin’s expertise includes sales, marketing, sales management, training, group presentations, trade show management, contract negotiations, hiring and OEM relationships.

In March 2009, the Company announced the addition of Daniel Robinson, as Head of European Trading, to its team. Mr. Robinson has been an investment analyst for Invesdar Global Advisors Ltd., a UK based investment consulting firm with an emphasis on global asset allocation, global hedge fund selection and portfolio construction since 2006. Mr. Robinson has a degree in Business Information Systems from the Nottingham Business School, in the United Kingdom. He also holds the Investment Management Certificate from CFA UK and is working towards level II of the Chartered Alternative Investment Analyst designation. Mr. Robinson will play a key role in the implementation of our internal asset management revenue model on a global scale.

In October 2009, Joseph Francese was elected to the board of directors. Mr. Francese will also serve as a member of Titan’s audit committee. Mr. Francese is Chief Investment Officer (CIO) of PROFORMA Capital Inc. and along with his partners, manages two proprietary high income funds for Institutional and High Net Worth investors. As CIO of PROFORMA, Mr. Francese chairs its investment committee and is responsible for analyzing and monitoring existing and prospective investments, as well as developing investment strategies. Prior to his role as CIO, Mr. Francese came with 15 years of experience working with high net worth investors consulting on over $100 million of investor assets during his advisory career. Mr. Francese serves and advises several local charitable groups and is a Chartered Financial Analyst (CFA) Charterholder.

Marketing and Sales

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders, through its US subsidiary, Titan USA. Sales will be conducted by direct selling and referrals. Additionally, Titan USA expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.

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

Titan conducts its marketing and sales primarily through relationships developed personally by the principals of Titan Trading USA and through introductions made within the trading community by word of mouth. Titan has found this to be a satisfactory means of finding customers at the levels of support currently manageable by the company.

In 2005, the Company announced a joint venture agreement between its wholly owned subsidiary, Titan USA, and a leading financial institution to begin a 90 day beta test of TickAnalyst. This arrangement was concluded because technical issues arose when the firm changed its order execution technology and was subsequently sold to the Royal Bank of Canada.

In June 2006, we announced that Titan Trading USA and New River Assets, of Winston Salem North Carolina, agreed to conduct a live test of Titan’s GreyBox (semi-automated) trading software. The test accounts were to be funded by New River and Titan Trading USA. The test with New River Assets called for a 30 – 60 day trial period followed by an analysis of results. Following the analysis, New River Assets and Titan evaluated the outcome and determined whether it is mutually beneficial to proceed with future projects. The test showed that the 2006 version of the software was too complex for external users and for the hardware at that time. The relationship with New River Assets continues but is on hold.

In December 2006, the Company announced that its wholly owned subsidiary, Titan Trading USA, would expand its trading operations into the derivative markets. Preliminary tests were run on Titan Trading USA’s demo and live futures trading accounts, opened through an expanding relationship with One World Capital Group (New York, N.Y.). Since the announcement, One World Capital Group went out of business, but in 2010, Titan Trading USA’s currency trading continues with Compo Investments.

In March, 2007, the Company announced the launch of an international Forex Proprietary Trading Desk. This multi-tiered trading operation is designed to attract, develop and retain experienced forex traders. This program will utilize our trading software in semi-automated mode and will be managed by our wholly owned subsidiary, Titan USA.

In February, 2008, the Company announced that our currency trading arm received a six-figure capital investment from an accredited third-party investor. The investment marked the beginning of phase two of our currency alternative investment product managed by David Terk of Titan USA. On January 8, 2009, Avidus Trading LLC, a broker which the Company had been using for trading of securities, filed a bankruptcy petition with the Southern District of Florida U.S. Bankruptcy Court. To date the investments have not been recovered.

In August, 2008, the Company announced that it entered into a Consulting Agreement (the “IR Consulting Agreement”) with ARENA Capital Inc. (“ARENA”) based in Edmonton, Alberta, to provide investor relations services to the Company. ARENA provided various services to the Company including financing services, public relations services, investor relations services, shareholder relations services and market maintenance. The term of the IR Consulting Agreement lasted one year, from on August 1, 2008 until July 31, 2009.

In November 2009, The Company announced that it has commenced installation of its TickAnalyst software platform with G-2 Trading LLC (“G-2”) of New York. G-2, formerly RBC Professional Trader Group, with 130 proprietary traders is the first successful commercial client for Titan’s proprietary trading platform. Service and support contracts are to be negotiated after a preliminary test period. It is expected that G-2 will pay a monthly license fee as well as certain incentives based on usage of Titan’s TickAnalyst X2 software platform. G-2 Trading LLC is engaged in all aspects of the trading business. G-2 is committed to empowering its staff of 130 proprietary traders with the most innovative and powerful tools available in the industry allowing its management to carefully grow a top-quality group of professionals.

In January 2010, the Company reported that Compo Investment Partners LP (“Compo”) of New York has opened an institutional FOREX Trading account to be managed by the company’s wholly owned subsidiary, Titan Holdings USA LLC (“THU”). The account has been placed under the investment control of Titan’s Currency trading team, using Titan’s Trading Technology. Under the terms of the forex trading agreement, THU and Compo will equally share the account’s profits.

In February 2010, the Company reported that its wholly owned subsidiary, Titan Holdings USA LLC (“THU”) opened an institutional proprietary trading desk in New York, NY. The trading desk comprised of 4 proprietary traders is managed by TTU and utilizes Titan’s TickAnalyst and Titan’s money management modeling.

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

Despite these measures and precautions, and despite the fact that unauthorized persons do not have access to our source code, it may be possible for unauthorized third parties to reverse engineer aspects of our products. We have not attempted to obtain copyright registration for any of our software products, though we may do so in the future. There can be no assurance, however, that registration will be granted if applied for. Moreover, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent that protection is available, its extent may differ from one jurisdiction to another.

Technology License Agreement

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal agreed to provide an exclusive 99-year license to the Company of the Cignal Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the Cignal Technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TickAnalyst technology and development of related products. The Company was required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the TickAnalyst Technology and related products, failing which Cignal may terminate the license. Pursuant to a related agreement among Dr. Kenneth Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option to purchase additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

Software Transfer Agreements

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

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”). The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones.

Pursuant to disinterested shareholder approval on October 2, 2009, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments on November 10, 2009.

According to the amended terms of the Software Transfer Agreement, commencing June 1, 2008, an aggregate of 4,500,000 shares and 2,000,000 performance warrants would be issued based on gross revenues from TickAnalyst as follows:

If, between June 1, 2009 and May 31, 2010, Titan achieves cumulative gross revenue of at least $400k, then 1.5M shares would be released after September 30, 2009. If, in the same period, Titan achieves cumulative gross revenue of at least $800k, an additional 1.5M shares would be released after January 31, 2010. If, in the same period, Titan achieves cumulative gross revenue of at least $1.2M, an additional 1.5M shares would be released after May 31, 2010 and 1.0M performance warrants at $0.50 would be exercisable for the 6 month period June 1, 2010 to November 30, 2010. If, between June 1, 2010 and May 31, 2011 Titan achieves cumulative gross revenue of at least $1.8M, an additional 1.0M performance warrants at $1.00 would be exercisable for the 6 month period of June 1, 2011 to November 30, 2011.

Any Titan common shares not earned by May 31, 2010 will not be eligible for issuance. All of the securities issued would be subject to a four month hold period. Each performance warrant expires at the end of its exercise period.

As of April 30, 2010, the gross revenue milestones have not yet been achieved and therefore, no common shares are issuable and no performance warrants are exercisable. We are currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

In connection with the Software Transfer Agreements, we entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they provided consulting services to us until October 31, 2008. Both Mr. Gossland and Mr. Carrozza continue to provide services to us on a month to month basis.

TickAnalyst has components that are subject to certain rights pursuant to the Software Transfer Agreements described above. Otherwise, the Company wholly owns the TickAnalyst technology in its entirety.

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

Competition

Our principal competitive advantage lies in the unique multi-timeframe system logic comprising the core of the TickAnalyst Technology. Although similar analysis can be done by a properly trained human trader, once automated, a computer can find a much larger number of signals and execute them more efficiently. Management is not aware of any competitors using the same or similar software logic. A second advantage is that we utilize low cost order execution platforms without high start-up or ongoing monthly operational costs.

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

If we are successful raising funds and begin trading operations with these funds, we may fall under the provisions of the Investment Company Act of 1940 and other United States and Canadian rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the 4 last fiscal years of 2006 through 2009. Our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for any of these fiscal years. Based upon the information available to us, we believe that most of our customers were located in the United States during these fiscal years.

C.    Organizational Structure

We have four wholly owned subsidiaries: (1) Titan Trading Corp., a corporation formed under the laws of the province of British Columbia, Canada; (2) Titan Trading GP Inc., a corporation formed under the laws of Alberta and extra-provincially registered in British Columbia, the general partner for TTLP2, limited partnerships formed under the laws of Alberta; (3) Titan Trading USA, LLC, a Delaware limited liability company qualified to do business in New York and Florida; and (4) Titan Holdings USA, LLC, a Florida limited liability company.

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

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited financial statements and related notes accompanying this annual report. They have been prepared in accordance with Canadian generally accepted accounting principles. Reference should be made to Note 16 to our audited financial statements which provide a reconciliation to U.S. generally accepted accounting principles.

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

Stock-based Compensation Plan

The Company grants stock options to employees, officers, directors and persons providing management or consulting services to the Company pursuant to a stock option plan described in Note 9 to the Company’s consolidated financial statements. The Company follows Accounting Standard No. 123 (R), a revision to SFAS 123. The Company estimates the fair value of the stock options granted using the Black-Scholes model and amortizes the fair value on a straight line basis over the vesting period or service period for employees. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date at which the performance commitment is reached. The compensation expense recognized reflects estimates of award forfeitures at the time of grant and revised in subsequent periods if necessary, if actual forfeiture rates differ from those estimates.

Change in Accounting Policy

Effective November 1, 2008, the Company adopted the following new CICA Handbook Sections:

a)

Section 3064, "Goodwill and Intangible Assets", replaced Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to its initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section has been adopted effective November 1, 2008 and has no impact on the consolidated financial statements of the Company.

b)

EIC Abstract 173 “Credit Risk and The Fair Value of Financial Assets and Financial Liabilities”, requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.

A.    Operating Results

Fiscal Year Ended October 31, 2009 Compared to Fiscal Year Ended October 31, 2008

We incurred a net loss of $3,528,749 for the twelve-month period ended October 31, 2009, as compared to a net loss of $3,075,985 for the comparative period of 2008. The overall increase in net loss in the 2009 fiscal year is due to increased research and development expenses, totaling $1,439,914 and increased amortization expense totaling $186,774 as compared to $871,222 and $147,779 for the same period ending October 31, 2008.

During the fiscal year 2009, general and administration expense increased by $187,484 over the prior year, as compared to $1,730,916 for the same period ending October 31, 2008.

Professional fees for the year ending October 31, 2009 were $97,495, as compared to $147,842 for the same period ending October 31, 2008.

Other than as described herein, the Company did not experience any large fluctuations from quarter to quarter during 2009. The net loss for the fourth quarter of fiscal year 2009 was $1,263,439, as compared to $1,379,675 for the same period in fiscal 2008.

Prior Period Adjustments

As at October 31, 2007

In the 2007 fiscal year, the Company did not account for $58,451 consulting fee for services provided in fiscal 2007 and invoiced and paid in fiscal 2008. As a result, the Company restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007. The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

In fiscal 2007, the Company also failed to identify a U.S. GAAP versus Canadian GAAP difference with respect to the measurement date used for the 300,000 common shares issued to consultants for services rendered. As a result Note 16 of the audited annual financial statements for the year ended October 31, 2008, has been restated to reflect a reduction in the stock-based compensation expense recognized under U.S. GAAP of $54,000.

In the 2006 fiscal year, pursuant to the Software Transfer Agreements, the Company granted 4,500,000 common shares and 2,000,000 common share purchase warrants to two directors of the Company in exchange for the software being developed for the Company. The common shares and common share purchase warrants to be issued are contingent on the Company achieving certain milestones. This is a related party transaction subject to the measurement and disclosure requirements of CICA Section 3840 “Related Party Transactions”. Section 3840 requires monetary related party transactions or non-monetary related party transactions that has commercial substance but is not in the normal course of operations to be measured at the exchange amount when the change in ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence. Based on the requirements of Section 3840, the Company has determined the value recognized and expensed with respect to this transaction was not in fact supported by independent evidence as the issuance of the equity instruments in consideration of the software was conditional on the achievement of specified future milestones. Accordingly, the Company has reversed the software development expense of $1,891,479, the fair value of the warrants of $316,479 and the fair value of the common shares of $1,575,000 as a prior period error.

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

As at October 31, 2009, we had $83,162 cash and receivables of $35,180 as compared to $334,954 cash and receivables of $0.00 at our prior fiscal year end.

Equity Placements for the Fiscal Year Ended October 31, 2009

During 2009, the Company completed two private placements of common shares, as described below:

On March 17, 2009, the Company closed off a non-brokered private placement of units (“Units”), which raised CDN$656,260. The Company issued 2,187,533 Units at CDN$0.30 per Unit. Each Unit consists of one common share (“Common Share”) and one-half of one common share purchase warrant (a “Warrant”). Of the gross proceeds, $512,335 and $143,925 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 128%, risk free rate of 1.02%, and expected life of 2 years. Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011. The Company paid a total of CDN $44,056 in finder’s fees.

On October 15, 2009, the Company closed of a non-brokered private placement of units (“Units”), which raised CDN$1,389,000. The Company issued 5,556,000 Units at CDN$0.25 per Unit. Each Unit consists of one common share (“Common Share”) and one-half of one common share purchase warrant (a “Warrant”). Of the gross proceeds, $1,180,692 and $208,308 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 88%, risk free rate of 1.68%, and expected life of 2 years. Each whole Warrant is exercisable into one Common Share at a price of CDN$0.375 per Common Share during the first year following the date of closing and at CDN$0.50 per Common Share during the subsequent year and will expire October 15, 2011. The Company paid a total of CDN $18,376 in finder’s fees.

During 2009, a total of 1,160,000 options were exercised.

In April 2009, the Company granted 200,000 shares for service to consultants of the Company. The fair value of the shares was determined on the date of grant to be $0.355. As a result the Company has recorded the cost of the shares at $71,000 and has recorded a consulting fee expense of $71,000.

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

In order to fund operations for the next 12-month period, sufficient funds will need to be raised through private placements. Upon completion of our business plan we expect to raise additional funds to support the current and future operations over a longer period. Our continuation as a going concern is dependent upon our ability to obtain equity capital and financing for working capital requirements. We have incurred significant operating losses to date and we cannot predict if we will ever earn operating income. As a result, there can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail our operations. In the event that future financings are not available at terms acceptable to us, the Company believes it has sufficient funds to continue for the next three months with a significant reduction in operations.

C.    Research and Development, Patents and Licenses, etc.

The Company has spent the last three fiscal years in Research and Development mode. It has incurred the following R&D expenses.

	2009	2008	2007
Research and Development Expenses	$1,439,914	$871,222	$1,376,351

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

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

As of October 31, 2009, our directors were as follows:

Name of Director	Age
Dr. Kenneth Powell	64
Michael Gossland	55
Philip S. Carrozza	48
Robert Roddick	65
Dr. Harold Elke	55
Joseph Francese	40

As of October 31, 2009, our executive officers were as follows:

Executive Officers	Age	Office
Philip S. Carrozza	48	President
Dr. Kenneth W. Powell	64	Chief Executive Officer and Acting Chief Financial Officer
Michael Gossland	55	Secretary and Chief Technology Officer
David Terk	36	Chief Financial Officer of Titan USA

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Kenneth W. Powell, DDS, B.Sc., is a graduate of the University of Alberta, holding Bachelor of Science (1966) and Doctor of Dentistry (1970) degrees. Since 1970, he has been a self-employed dentist with a dental practice in Edmonton, Alberta. Since December 2002, Dr. Powell has acted as President, Chief Executive Officer and a director of Titan, as well as a director and the Chief Financial Officer of Firestone Ventures Inc., a junior mining exploration company that is reporting in British Columbia and Alberta and trades on the TSX Venture Exchange.

Michael Gossland, M.Sc., P.Eng., is our Chief Technology Officer, Secretary and a director. Mr. Gossland has held such positions since 1994. In 1976, he was awarded the Harrington Prize for academic excellence in physics, and he received his Master of Science degree from the University of Saskatchewan in 1978. In 1989, he obtained his designation as a Professional Engineer - Electrical Branch (Association of Professional Engineers of Ontario). >From 1986 to 1991, Mr. Gossland was Software Project Manager for Sciex, a division of MDS Health Group Inc. of Toronto, Ontario. In 2003, he joined APEG of BC and transferred his Professional Engineering License from Ontario to British Columbia.

Philip S. Carrozza II, is our Director of U.S. Trading Operations and the President of Cignal. Mr. Carrozza acquired his professional broker’s license in 1987. From 1993 until 1999 when he founded Cignal, he worked with several major trading firms in New York and the Bahamas. Mr. Carrozza is also an attorney and a member of the Massachusetts State Bar.

Robert F. Roddick, Q.C., has been a partner with Roddick & Peck (Johnson), Barristers and Solicitors, since 1981.

Harold Elke, DDS, B.Sc., is a graduate of the University of Lethbridge, holding Bachelor of Science (1978) and Doctor of Dental Surgery (1982) degrees. Since 1982, he has been a self-employed dentist with a dental practice in the Lethbridge, Alberta area. Dr. Elke has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

Joseph Francese, is a Chartered Financial Analyst (CFA) Charterholder, is Chief Investment Officer (CIO) of PROFORMA Capital Inc. As CIO, Mr. Francese chairs the investment committee and is responsible for analyzing and monitoring existing and prospective investments, as well as developing investment strategies. Mr. Francese has 15 years experience working with high net worth investors consulting on over $100 million of investor assets during his advisory career.

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

B. Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2009.

  Dr. Kenneth Powell – Chief Executive Officer and Acting Chief Financial Officer – $90,000

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2009.

In the most recently completed financial year, the Company paid a total of $6,000 cash (plus reimbursement of reasonable expenses) to each of the non-management directors, being Mr. Robert Roddick and Dr. Harold Elke, for services rendered in their capacity as directors.

Consulting Fees

During the fiscal year ended October 31, 2009, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

  Mr. Michael Gossland – $120,000

  Mr. Philip Carrozza – USD$120,000

Option Grants

On December 22, 2003, options with an exercise price of $0.10 and an expiry date of December 22, 2008 were granted to the following directors:

  Mr. Michael Gossland – 500,000 options (1)

  Mr. Philip Carrozza – 500,000 options (1)

  Dr. Kenneth Powell – 400,000 options (1)

On February 16, 2005, options with an exercise price of $0.155 and an expiry date of February 16, 2010 were granted to the following directors and/or officers:

  Mr. Robert Roddick – 50,000 options (5)

  Mr. Michael Gossland – 410,593 options (6)

  Ms. Margo Kaufmann – 15,000 options (2)

On March 1, 2005, options with an exercise price of $0.25 and an expiry date of March 1, 2010 were granted to the following directors and/or officers:

  Mr. Michael Gossland – 120,000 options (7)

  Mr. Phillip Carrozza – 120,000 options (7)

  Dr. Kenneth Powell – 120,000 options (7)

  Ms. Margo Kaufmann – 185,000 options (2)

  Mr. Robert Roddick – 25,000 options(7)

On July 5, 2005, options with an exercise price of $0.135 and an expiry date of July 5, 2010 were granted to the following director:

  Mr. Richard Sharples – 50,000 options (3)

On January 8, 2007, options with an exercise price of $0.30 and an expiry date of January 8, 2012 were granted to the following directors and/or officers:

  Mr. Michael Gossland – 200,000 options

  Mr. Phillip Carrozza – 200,000 options

  Dr. Kenneth Powell – 500,000 options

  Mr. Robert Roddick – 75,000 options

  Dr. Harold Elke – 150,000 options

  Mr. David Terk – 100,000 options

On January 28, 2008, options with an exercise price of $0.37 and an expiry date of January 28, 2013 were granted to the following directors and/or officers:

  Mr. Michael Gossland – 100,000 options

  Mr. Phillip Carrozza – 100,000 options

  Dr. Kenneth Powell – 100,000 options

  Mr. Robert Roddick – 50,000 options

  Dr. Harold Elke – 50,000 options

  Mr. David Terk – 75,000 options

On November 7, 2008, options with an exercise price of $0.36 and an expiry date of November 7, 2013 were granted to the following directors and/or officers:

  Mr. Michael Gossland – 25,000 options

  Mr. Phillip Carrozza – 25,000 options

  Dr. Kenneth Powell – 25,000 options

  Mr. Robert Roddick – 25,000 options

  Dr. Harold Elke – 25,000 options

  Mr. David Terk – 25,000 options

On March 6, 2009, options with an exercise price of $0.33 and an expiry date of March 6, 2014 were granted to the following directors and/or officers:

  Mr. Michael Gossland – 200,000 options

  Mr. Phillip Carrozza – 200,000 options

  Dr. Kenneth Powell – 750,000 options (4)

  Mr. Robert Roddick – 75,000 options

  Dr. Harold Elke – 75,000 options

  Mr. David Terk – 45,000 options

On November 13, 2009, options with an exercise price of $0.25 and an expiry date of November 13, 2014 were granted to the following directors and/or officers:

  Mr. David Terk - 300,000 options

On March 3, 2010, options with an exercise price of $0.170 and an expiry date of March 3, 2015 were granted to the following directors and/or officers:

  Mr. Michael Gossland – 520,000 options

  Mr. Phillip Carrozza – 120,000 options

  Dr. Kenneth Powell – 120,000 options (4)

  Mr. Robert Roddick – 75,000 options

  Dr. Harold Elke – 100,000 options

  Mr. Joseph Francese– 50,000 options

(1)

On August 18, 2008, Mr. Phillip Carrozza exercised 200,000 of his options and Dr. Kenneth Powell exercised 100,000 of his options. On December 22, 2008, Mr. Phillip Carrozza exercised his remaining 300,000 options, Dr. Kenneth Powell exercised his remaining 300,000 options and Mr. Michael Gossland exercised all of his 500,000 options.

(2)	Options granted to Ms. Margo Kaufmann expired on March 16, 2006
(3)	On December 28, 2006 Mr. Richard Sharples exercised 37,500 of his options and on January 18, 2007 the remaining 12,500 options expired.
(4)	On April 13, 2009, Dr. Kenneth Powell voluntarily surrendered 600,000 of his options.
(5)	On September 10, 2009, Mr. Robert Roddick exercised 50,000 of his options
(6)	Options granted to Michael Gossland expired on February 16, 2010.
(7)	Options granted to Michael Gossland, Philip Carozza, Kenneth Powell and Robert Roddick expired on March 1, 2010.

C.    Board Practices

Dr. Powell, Mr. Gossland, Mr. Carrozza Mr. Roddick and Dr. Elke have acted as our directors since December 23, 2002, September 15, 1995, June 6, 2003 November 29, 2004 and October 24, 2006, respectively. All such individuals were re-elected as directors and Joseph Francese was elected as a director at our annual general meeting of shareholders held on October 2, 2009.

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

Audit Committee

As of April 30, 2010, our Audit Committee was comprised of Mr. Gossland, Mr. Roddick, and Mr. Francese. Mr. Gossland was appointed a Director and member of the Audit Committee in 1996. Mr. Roddick was appointed a Director and member of the Audit Committee on November 29, 2004. Mr. Francese was appointed a Director and member of the Audit Committee on October 2, 2009. Mr. Roddick and Mr. Francese are independent members of the audit committee, and all members are financially literate.

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

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non- audit services are provided;

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

D.    Employees

We have three employees, and the remainder of services is contracted to consultants. We have three consultants in Canada, six consultants in the United States and one consultant in the United Kingdom. Titan or Titan USA, as appropriate, have entered into intellectual property assignment agreements or consulting agreements with each of its employees and consultants.

E.    Share Ownership

As of April 30 2010, we had 58,317,878 common shares issued and outstanding. As of April 30, 2010, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
Kenneth Powell	16,355,805 (1)	28.05%
Harold Elke	4,445,643 (2)	7.62%
Philip S. Carrozza	4,084,385 (3)	7.00%
Joseph Francese	2,950,000(4)	5.06%
Michael Gossland	1,841,000 (5)	3.15%
Robert F. Roddick	386,833 (6)	.66%

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
David Terk	337,023 (7)	.58%
All officers and directors as a group	30,783,189	52.79%

Notes:

†	Percentage amounts based on 58,317,878 shares of our common stock outstanding as of April 30, 2010.

(1)	Includes
(A) 500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
(B) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.

(E) 300,000 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell, issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013;

(F) 187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;
(G) 167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell;
(H) 2,476,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
(I) 425,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010;
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

(M) 312,500 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010;

(N) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2011;

(O) 55,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011;

(P) 15,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2011;

(Q) 5,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010;

(R) 15,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2011; and

(S) 5,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010.

(T) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15,2011,

(U) 10,000 common shares underlying warrants that are held by Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011
(V) 10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011
(W) 976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011,

(2)	Includes

(A) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
(B) 50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
(E) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010; and
(F) 138,890 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.
(G) 512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011,

(3)	Includes

(A) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
(B) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 133,334 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
(E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2010;
(F) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2010;
(G) 1,791,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza;
(H) 14,285 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010; and
(I) 5,000 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011.

(4)	Includes

(A) 900,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire August 13, 2012;

(5)	Includes

(A) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
(B) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 133,334 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.

(E) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney;
(F) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2010; and
(G) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2010.

(6)	Includes

(A) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
(B) 50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013; and
(D) 50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
(E) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010 (F) 12,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011,

(7)	Includes

(A) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
(B) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 30,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
(E) 14,286 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010.

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of April 30, 2010, we had 58,317,878 common shares issued and outstanding. As of April 30, 2010, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	16,355,805 (1)	28.05%
Harold Elke	4,445,643 (2)	7.62%
Philip S. Carrozza	4,084,385 (3)	7.00%
Karen Powell	3,443,897 (4)	5.91%
Joseph Francese	2,950,000(5)	5.06%

Notes:

(1) Includes

(A) 500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
(B) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
(E) 300,000 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell, issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.38 per share until January 28, 2013;
(F) 187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;
(G) 167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell;
(H) 2,476,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
(I) 425,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010;
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
(M) 312,500 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010;
(N) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2011;
(O) 55,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011;
(P) 15,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2011;
(Q) 5,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010;
(R) 15,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2011; and
(S) 5,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010.
(T) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15,2011
(U) 10,000 common shares underlying warrants that are held by Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15,2011
(V) 10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15,2011,
(W) 976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011.

Note: Shares reported here as being held by Karen Powell are also reported on a separate line in the table as shares reported for Karen Powell.

(2)	Includes

(A) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
(B) 50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;

(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
(E) 7,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010; and
(F) 138,890 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2010.
(G) 512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011,

(3)	Includes

(A) 200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
(B) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(C) 16,666 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 133,334 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
(E) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $0.50 per common share and expire on November 30, 2010;
(F) 500,000 common shares underlying warrants that are exercisable subject to certain milestones as more further described in the Software Transfer Agreements at an exercise price of $1.00 per common share and expire on November 30, 2010;
(G) 1,791,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza;
(H) 14,285 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010; and
(I) 5,000 common shares underlying warrants that are held by Mrs. Lorraine Kuppe, the wife of Mr. Carrozza, that are immediately exercisable at an exercise price of $0.45 per common share until March 17, 2010 and $0.60 per common shares until they expire on March 17, 2011.

(4)	Includes

(A) 300,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
(B) 312,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common share and expire on December 7, 2010;
(C) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.35 per common share and expire on March 6, 2011; and
(D) 55,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.60 per common shares until they expire on March 17, 2011.
(E) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15,2011

(5)	Includes

(A) 900,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire August 13, 2012

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares without par value.

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

Of our 160 registered shareholders as at April 30, 2010, 19 were residents of the United States representing 4,471,138 common shares or 7.67% of our 58,317,878 issued and outstanding common shares as of that date.

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

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal, which is owned and operated by a director and officer of the Company, Mr. Philip Carrozza, agreed to provide an exclusive 99-year license to the Company for the Cignal Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the Cignal technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TickAnalyst Technology and development of related products. The Company was required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the TickAnalyst Technology and related products, failing which Cignal could terminate the license. Pursuant to a related agreement among Dr. Kenneth Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option with respect to additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

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

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”). The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones.

Pursuant to disinterested shareholder approval on October 2, 2009, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments on November 10, 2009.

According to the amended terms of the Software Transfer Agreement, commencing June 1, 2008, an aggregate of 4,500,000 shares and 2,000,000 performance warrants would be issued based on gross revenues from TickAnalyst as follows:

If, between June 1, 2009 and May 31, 2010, Titan achieves cumulative gross revenue of at least $400k, then 1.5M shares would be released after September 30, 2009. If, in the same period, Titan achieves cumulative gross revenue of at least $800k, an additional 1.5M shares would be released after January 31, 2010. If, in the same period, Titan achieves cumulative gross revenue of at least $1.2M, an additional 1.5M shares would be released after May 31, 2010 and 1.0M performance warrants at $0.50 would be exercisable for the 6 month period June 1, 2010 to November 30, 2010. If, between June 1, 2010 and May 31, 2011 Titan achieves cumulative gross revenue of at least $1.8M, an additional 1.0M performance warrants at $1.00 would be exercisable for the 6 month period of June 1, 2011 to November 30, 2011.

Any Titan common shares not earned by May 31, 2010 will not be eligible for issuance. All of the securities issued would be subject to a four month hold period. Each performance warrant expires at the end of its exercise period.

As of April 30, 2010, the gross revenue milestones have not yet been achieved and therefore, no common shares are issuable and no performance warrants are exercisable. We are currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

Management fees and research and development costs of $332,074, as compared to $442,682 in 2008, were paid to officers and directors of the Company during 2009.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2004 to October 31, 2005	$0.44	$0.085
November 1, 2005 to October 31, 2006	$0.415	$0.11
November 1, 2006 to October 31, 2007	$1.07	$0.255
November 1, 2007 to October 31, 2008	$0.67	$0.29
November 1, 2008 to October 31, 2009	$0.42	$0.21

Fiscal Quarter

November 2007 to January 2008	$0.57	$0.31
February 2008 to April 2008	$0.67	$0.30
May 2008 to July 2008	$0.405	$0.30
August 2008 to October 2008	$0.45	$0.29
November 2008 to January 2009	$0.415	$0.26
February 2009 to April 21, 2009	$0.38	$0.28
May 2009 to July 2009	$0.39	$0.21
August 2009 to October 2009	$0.34	$0.22
November 2009 to January 2010	$0.29	$0.16
February, 2010 to April 30, 2010	$0.35	$0.15

Period	High	Low

Month

October 2009	$0.34	$0.23
November 2009	$0.29	$0.20
December 2009	$0.23	$0.19
January 2010	$0.22	$0.16
February 2010	$0.21	$0.15
March 2010	$0.35	$0.17
April 30 2010	$0.24	$0.17

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2004 to October 31, 2005	$0.38	$0.06
November 1, 2005 to October 31, 2006	$0.37	$0.105
November 1, 2006 to October 31, 2007	$0.92	$0.192
November 1, 2007 to October 31, 2008	$0.72	$0.26
November 1, 2008 to October 31, 2009	$0.33	$0.16

Fiscal Quarter

November 2007 to January 2008	$0.55	$0.29
February 2008 to April 2008	$0.72	$0.29
May 2008 to July 2008	$0.39	$0.30
August 2008 to October 2008	$0.47	$0.26
November 2008 to January 2009	$0.32	$0.19
February 2009 to April 21, 2009	$0.31	$0.21
May 2009 to July 2009	$0.31	$0.16
August 2009 to October 2009	$0.28	$0.16
November 2009 to January 2010	$0.27	$0.16
February, 2010 to April 30, 2010	$0.35	$0.15

Month
October 2009	$0.27	$0.1
November 2009	$0.27	$0.16
December 2009	$020	$0.16
January 2010	$0.20	$0.16
February 2010	$0.20	$0.18
March 2010	$0.32	$0.15
April 2010	$0.21	$0.17

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

C.    Material Contracts

Pursuant to an agreement dated June 6, 2003 (the “License Agreement”), Cignal, which is owned and operated by a director and officer of the Company, Mr. Philip Carrozza, agreed to provide an exclusive 99-year license to the Company for the Cignal Technology and a 25% interest in all net profits third parties (subject to certain licenses being exempt) realize from the use of the Cignal technology. In consideration therefore, the Company agreed to fund all future development costs associated with the TickAnalyst Technology and development of related products. The Company was required to fund successive six month budgets (each budget not to exceed $100,000) relating to proposed developments of the TickAnalyst Technology and related products, failing which Cignal could terminate the license. Pursuant to a related agreement among Dr. Kenneth Powell, Mr. Thomas Kreilein and Mr. Phillip Carrozza dated June 3, 2003, Dr. Powell and Mr. Kreilein agreed to transfer certain common shares and grant an option with respect to additional common shares of the Company to Mr. Carrozza as an inducement to enter into this License Agreement. This agreement purported to provide Mr. Carrozza with the right to terminate the License Agreement if certain trading price benchmarks of the common shares were not met. None of these benchmarks were met but the License Agreement was not terminated within the required time periods.

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

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”). The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones.

Pursuant to disinterested shareholder approval on October 2, 2009, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments on November 10, 2009.

According to the amended terms of the Software Transfer Agreement, commencing June 1, 2008, an aggregate of 4,500,000 shares and 2,000,000 performance warrants would be issued based on gross revenues from TickAnalyst as follows:

If, between June 1, 2009 and May 31, 2010, Titan achieves cumulative gross revenue of at least $400k, then 1.5M shares would be released after September 30, 2009. If, in the same period, Titan achieves cumulative gross revenue of at least $800k, an additional 1.5M shares would be released after January 31, 2010. If, in the same period, Titan achieves cumulative gross revenue of at least $1.2M, an additional 1.5M shares would be released after May 31, 2010 and 1.0M performance warrants at $0.50 would be exercisable for the 6 month period June 1, 2010 to November 30, 2010. If, between June 1, 2010 and May 31, 2011 Titan achieves cumulative gross revenue of at least $1.8M, an additional 1.0M performance warrants at $1.00 would be exercisable for the 6 month period of June 1, 2011 to November 30, 2011.

Any Titan common shares not earned by May 31, 2010 will not be eligible for issuance. All of the securities issued would be subject to a four month hold period. Each performance warrant expires at the end of its exercise period.

As of April 30, 2010, the gross revenue milestones have not yet been achieved and therefore, no common shares are issuable and no performance warrants are exercisable. We are currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

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

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation –Canadian Federal Income Tax Consequences” above).

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

Based on this evaluation, the our President and Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2009, our disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our management recognizes that any controls and procedures no matter how well designed or operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives. However, because of the inherent limitations in all control systems, even after the remediation efforts described above, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company, have been detected.

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

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of October 31, 2008 and onwards.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, our board of directors had made the determination that two audit committee financial experts, Mr. Robert F. Roddick and Mr. Joseph Francese serve on the Audit Committee. Also, we believe that Mr. Roddick and Mr. Francese are “independent” under applicable rules of the Securities and Exchange Commission.

ITEM 16B: CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officers as such a code is not required under applicable Canadian laws.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Collins Barrow Edmonton LLP (“Collins Barrow”), audited our financial statements for the years ended October 31, 2009 and October 31, 2008.

Audit Fees

Fees billed by Collins Barrow for professional services totaled $65,000 for the year ended October 31, 2009. Fees billed by Collins Barrow for professional services totaled $65,000 for the year ended October 31, 2008. Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit–Related Fees

None.

Tax Fees

Fees for tax services by Collins Barrow, including fees for review of our consolidated federal income tax return, totaled $0.00 for the 2009 tax year and $0.00 for the 2008 tax year.

All other Fees

During the fiscal years ended October 31, 2009 and October 31, 2008, Collins Barrow did not bill for any products or services other than as described above.

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

There were no fees in 2009 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased	(b) Weighted Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2008 to November 30, 2008	Nil	$0.36	Nil	150,000(1)
December 1, 2008 to December 31, 2008	1,400,000 (2)	$0.10	1,400,000 (2)	Nil
January 1, 2009 – January 31, 2009	Nil	N/A	Nil	Nil
February 1, 2009 to February 29, 2009	20,000	$.2950	Nil	Nil
March 1, 2009 to March 31, 2009	Nil	$0.33	Nil	1,345,000(3)
April 1, 2009 to April 30, 2009	Nil	N/A	Nil	Nil
May 1, 2009 to May 31, 2009	Nil	N/A	Nil	Nil
June 1, 2009 to June 30, 2009	Nil	N/A	Nil	Nil
July 1, 2009 to July 31, 2009	Nil	N/A	Nil	Nil
August 1, 2009 to August 31, 2009	Nil	N/A	Nil	Nil
September 1, 2009 to September 30, 2009	50,000 (4)	$0.155	50,000 (4)	Nil
October 1, 2009 to October 31, 2009	3,020,000(5)	$0.25	2,976,000(5)	1,500,000(5)

Notes:

(1)

150,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 within 6 months; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

(2)	1,400,000 common shares issued pursuant to the exercise of stock options at $0.10 per common share
(3)

1,345,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 within 6 months; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

(4)	50,000 common shares issued pursuant to the exercise of stock options at $0.155 per common share
(5)

2,976,000 common shares issued pursuant to a private placement at $0.25 per common share, and 1,500,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 per common share for the first year following the date of closing and at $.50 during the subsequent year and will expire October 15, 2011. The private placement closed on October 15th, 2009, and its closing was publicly announced on October 19, 2009.

PART III

ITEM 17:   FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

  our balance sheets as at October 31, 2009 and October 31, 2008;

  statements of operations and comprehensive loss for the periods ended October 31, 2009, 2008 and 2007;

  statements of shareholders’ equity for the periods ended October 31, 2009, 2008 and 2007; and

  statements of cash flows for the periods ended October 31, 2009, 2008 and 2007.

The consolidated financial statements as at and for the years ended October 31, 2009 and October 31, 2008 were audited by Collins Barrow Edmonton LLP, our Independent Registered Chartered Accountants.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 16. All figures are expressed in Canadian dollars.

Report of Independent Registered Chartered Accountants

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2009 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2009 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2009 in accordance with Canadian generally accepted accounting principles.

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

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 15, 2010	Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants for US Readers on Canada-United States of America Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 15, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 15, 2010	Independent Registered Chartered Accountants

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheets
As at October 31, 2009 and 2008
(expressed in Canadian dollars)

	2009	2008

ASSETS
CURRENT
Cash and cash equivalents	$83,162	$334,954
Short-term investments (Note 4)	90,000	90,000
Due from related party (Note 8)	---	30,000
Sundry Receivable	35,180	---
Prepaid expenses and other	27,743	34,433
	236,085	489,387
Due from related party (Note 8)	---	28,754
Deposit	27,749	27,749
Restricted cash (Note 5)	2,520	240,391
Property and equipment (Note 6)	603,043	742,638

	$869,397	$1,528,919

LIABILITIES
CURRENT

Accounts payable and accrued liabilities (Note 8)	$181,851	$120,486
Loans and advances (Note 7)	296,096	568,847
	477,947	689,333
Deferred lease inducements	99,554	---

	577,501	689,333

Commitments and Contingency (Note 11)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	13,591,954	11,707,655
Warrants (Note 9)	1,115,875	1,016,303
Contributed surplus (Note 9)	2,276,357	1,279,169
Deficit	(16,692,290)	(13,163,541)
	291,896	839,586

	$869,397	$1,528,919

See accompanying notes

Approved on behalf of the Board:

“Kenneth W. Powell”	“Robert F. Roddick”
Signed	Signed

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Operations and Comprehensive Loss
As at October 31, 2009 and 2008
(expressed in Canadian dollars)

				Cumulative from
				2002
				(inception of
				development
	2009	2008	2007	stage)
			(Restated –
			see Note 2)
EXPENSES
Research and development (Note 8)	$1,439,914	$871,222	$1,376,351	$5,337,604
General and administrative (Note 8)	1,918,400	1,730,916	1,092,976	7,123,506
Amortization	186,774	147,779	35,951	655,609
Bank charges and interest	12,522	7,500	39,769	96,142
Loss on short-term investment	---	350,467	---	353,467
Loss (Gain) on foreign exchange	(28,183)	(26,070)	42,566	(14,086)

Loss from operations	3,529,427	3,081,814	2,587,613	13,552,242
Interest and other income	678	5,829	7,975	15,064

Net loss and comprehensive loss	(3,528,749)	(3,075,985)	(2,579,638)	(13,537,178)

LOSS PER SHARE – Basic (Note 14)	$(0.07)	$(0.07)	$(0.07)

WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	51,951,767	44,032,360	35,838,813

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Shareholders’ Equity
As at October 31, 2009 and 2008
(expressed in Canadian dollars)

	Share		Contributed
	Capital	Warrants	Surplus	Deficit	Total

October 31, 2006	$6,717,678	$409,510	$338,572	$(7,507,918)	$(42,158)

Net loss				(2,579,638)	(2,579,638)
Expired/forfeited warrants		(11,633)	11,633		---
Stock options exercised	78,904		(23,342)		55,562
Warrants exercised	884,171	(86,150)			798,021
Private placement	865,292	184,049			1,049,341
Shares issued	249,000				249,000
Stock compensation expense			217,819		217,819

October 31, 2007 (Restated - see Note 2)	8,795,045	495,776	544,682	(10,087,556)	(252,053)

Net loss				(3,075,985)	(3,075,985)
Expired/forfeited warrants		(200,550)	200,550		---
Stock options exercised	47,905		(14,405)		33,500
Warrants exercised	733,783	(129,017)			604,766
Private placement	2,168,586	812,430			2,981,016
Warrants modified	(37,664)	37,664			---
Stock compensation expense			548,342		548,342

October 31, 2008	11,707,655	1,016,303	1,279,169	(13,163,541)	839,586

Net loss				(3,528,749)	(3,528,749)
Expired/forfeited warrants		(239,077)	239,077		---
Stock options exercised	169,120		(49,820)		119,300
Private placement	1,644,179	338,649			1,982,828
Shares issued for service	71,000				71,000
Stock compensation expense			807,931		807,931

October 31, 2009	$13,591,954	$1,115,875	$2,276,357	$(16,692,290)	$291,896

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Cash Flows
Years ended October 31, 2009, 2008 and 2007
(expressed in Canadian dollars)

				Cumulative from
				2002
				(inception of
				development
	2009	2008	2007	stage)
			(Restated -
OPERATING			see Note 2)
Net loss	$(3,528,749)	$(3,075,985)	$(2,579,638)	$(13,537,178)

Adjustments for non-cash items
Amortization	186,774	147,779	35,951	655,609
Research and development	71,000	---	249,000	645,235
Stock option expense	807,931	548,342	217,819	1,786,135
Loss on disposal of equipment	---	---	---	1,021
Amortization of leasehold inducements	(15,316)	---	---	(15,316)
Net changes in non-cash working capital balances:
Prepaid expenses and deposit	6,690	(30,521)	47,158	6,690
Sundry receivable	(35,180)	---	---	(91,616)
Accounts payable and accrued liabilities	61,365	(212,138)	50,843	149,145
	(2,445,485)	(2,622,523)	(1,978,867)	(10,400,275)

INVESTING
Due from related parties	58,754	(58,754)	---	---
Loan receivable	---	---	---	(62,735)
Purchase of equipment	(47,179)	(731,147)	(132,786)	(980,703)
Restricted cash	227,409	(203,972)	---	23,437
Short-term investments	---	140,628	(237,326)	(85,087)
	238,984	(853,245)	(370,112)	(1,105,088)
FINANCING
Issue of shares capital net of issue costs	2,102,128	3,619,282	1,902,925	10,638,205
Proceeds from leasehold inducement	114,870	---	---	114,870
Redemption of common shares	---	---	---	(15,000)
Loans and advances	(222,929)	131,836	136,794	463,716
	1,994,069	3,751,118	2,039,719	11,201,791
EFFECT OF EXCHANGE RATE CHANGES	(39,360)	40,940	13,474	11,317
INCREASE (DECREASE) IN CASH	(251,792)	316,290	(295,786)	(292,255)
AND CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS,	334,954	18,664	314,450	375,417
BEGINNING OF PERIOD
CASH AND CASH EQUIVALENTS, END OF PERIOD	$83,162	$334,954	$18,664	$83,162
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$12,522	$7,500	$39,769	$96,142

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

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

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years as they have not completed the development of their financial software, and has an accumulated deficit of $16,692,290 at October 31, 2009.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2010. However, management can provide no assurance thereon.

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
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT

Change in Accounting Policy

a)

Section 3064, "Goodwill and Intangible Assets", replaced Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to its initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section has been adopted effective November 1, 2008 and has no impact on the consolidated financial statements of the Company.

b)

EIC Abstract 173 “Credit Risk and The Fair Value of Financial Assets and Financial Liabilities”, requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.

Prior Period Adjustment

In the 2007 fiscal year, the Company failed to account for a $58,451 consulting fee for services provided in fiscal 2007 and not invoiced and paid until fiscal 2008. As a result, the Company has restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007. The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

	As
	Previously	Restatement	As Restated
	Reported
As at October 31, 2007
Accounts payable	274,173	58,451	332,624
Deficit	(10,029,105)	(58,451)	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA, LLC and Titan Trading USA, LLC. All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. There were no development costs capitalized during the year.

Property and Equipment

Computer equipment is recorded at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are recorded at cost less accumulated amortization and are amortized over the lease term.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of property and equipment, fair value of financial instruments, and determining the fair value of stock-based compensation.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Lease Inducement

Lease inducements received in the form of leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense.

Stock-based compensation

The Company accounts for stock options granted to directors, officers, employees and non-employees using the fair value method of accounting. The fair value of stock options for directors, officers and employees are calculated at the date of grant and is expensed over the vesting period of the options on a straight-line basis. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date at which the performance commitment is reached or the date at which the equity instrument is granted if they are fully vested and non-forfeitable. The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires certain assumptions to be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected future volatility of the stock. As the options are exercised, the consideration paid, along with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company reflects estimates of award forfeitures at the time of grant and revises in subsequent periods, if necessary, when forfeiture rates are expected to change.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

All financial instruments are initially recorded on the consolidated balance sheet at fair value. They are subsequently valued either at fair value or amortized cost depending on the classification selected for the financial instrument. Financial assets are classified as either "held-for-trading", "held-to- maturity", "available-for-sale" or "loans and receivables" and financial liabilities are classified as either "held-for-trading" or "other financial liabilities". Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recorded in the consolidated statements of operations except for financial assets and liabilities designated as cash flow hedges which are measured at fair value with changes in fair value recorded as a component of other comprehensive income. Financial assets classified as held-to-maturity or loans and receivables and financial liabilities classified as other financial liabilities are subsequently measured at amortized cost using the effective interest method. Available-for-sale financial assets that have a quoted price in an active market are measured at fair value with changes in fair value recorded in other comprehensive income. Such gains and losses are reclassified to earnings when the related financial asset is disposed of or when the decline in value is considered to be other-than-temporary. Equity instruments classified as "available-for-sale" that do not have a quoted price in an active market are subsequently measured at cost. Purchases and sales of financial assets will be accounted for using trade-date accounting and transaction costs relating to financial instruments will be expensed in the period incurred.

The Company has classified its financial instruments as follows:

• Cash and cash equivalents, short-term investments and restricted cash are classified as held-for- trading.

• Due from related parties is classified as loans and receivables.

• Accounts payable and accrued liabilities and loans and advances are classified as other financial liabilities.

Comprehensive Income

Comprehensive income is the change in equity of a company, during a period, from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company did not have other comprehensive income and accordingly comprehensive loss and net loss are equal.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements

	a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replaces CICA Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 is applicable for the Company’s business combinations with acquisition dated on or after November 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establish standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s financial statements for its fiscal year beginning November 1, 2011. Early adoption of this Section is also permitted. If the Company chooses to early adopt any one of these Sections, the other two Sections must also be adopted at the same time.

	b)	International Financial Reporting Standards

The ACSB will require all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare both current and comparative financial information using IFRS. While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements. While the Company has begun assessing the adoption of IFRS for the fiscal year ended October 31, 2012, the financial impact of the transition to IFRS cannot be reasonably determined at this time.

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of a $90,000 guaranteed investment certificate bearing interest at prime less 2.00% maturing September 3, 2010, as compared to $90,000 in 2008. The investment is collateral for a $90,000 letter of credit which has been issued by the Company for their leased premises.

5.	RESTRICTED CASH

Restricted cash consists of amounts held in a trading account for the purpose of trading securities to test the financial trading software that the Company is developing and is not available for current purposes.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

6.	PROPERTY AND EQUIPMENT

	October 31, 2009			October 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computer Equipment	$328,865	$174,429	$154,436	$284,772	$119,907	$164,865

Office Furniture	88,349	29,877	58,472	85,264	15,607	69,657
Leasehold Improvements	589,908	199,773	390,135	589,907	81,791	508,116
	$1,007,122	$404,079	$603,043	$959,943	$217,305	$742,638

7.	LOANS AND ADVANCES

	2009		2008
Loan payable, is due to a Director who is also an officer of the Company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment	$5,198	$	---

Advance from a third party, bears no interest, is unsecured and is due on demand	290,898		240,391

Advance from a third party, bears no interest, is unsecured and is due on demand. The amount was repaid during the year	---		328,456

	$296,096		$568,847

8.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2009	2008	2007
Management and consulting fees	$94,500	$184,500	$167,806
Research and development	237,574	258,182	262,958

Management and consulting fees paid to an officer of the Company and a company controlled by an officer are reflected in general and administrative expenses.

Research and development fees are paid to directors and companies controlled by directors.

Due from related party is receivable from a director who is also an officer of the Company. The amount due from related party is unsecured, have no terms of repayment, and bears no interest. The amount was received during the year.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS (continued)

Included in accounts payable and accrued liabilities is $27,548 (2008 - $5,542) payable to a director of the Company and a company controlled by a director.

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

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	---	---	---	---
Issued for cash	1	1	---	---

Balance, October 31, 1994	1	1	---	---
Issued for cash	4,114,000	1,314,900	---	---
Warrants issued	---	---	125,000	---

Balance, October 31, 1995	4,114,001	1,314,901	125,000	---
Issued for cash	4,302,000	1,055,500	---	---
Share issuance costs	---	(141,089)	---	---

Balance, October 31, 1996	8,416,001	2,229,312	125,000	---
Issued for cash	316,000	442,400	---	---
Warrants issued	---	---	158,000	---

Balance, October 31, 1997	8,732,001	2,671,712	283,000	---
Warrants exercised	125,000	131,250	(125,000)	---

Balance, October 31, 1998	8,857,001	2,802,962	158,000	---
Warrants forfeited	---	---	(158,000)	---

Balance, October 31, 1999	8,857,001	2,802,962	---	---
Issued for cash	275,965	572,976	---	---
Warrants issued	---	---	250,067	---

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.    SHARE CAPITAL (continued)

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2000	9,132,966	3,375,938	250,067	---
Issued for cash	680,000	340,000	---	---
Warrants issued	---	---	680,000	---
Warrants expired	---	---	(250,067)	---

Balance, October 31, 2001	9,812,966	3,715,938	680,000	---
Issued for cash	---	---	---	---

Balance, October 31, 2002	9,812,966	3,715,938	680,000	---
Warrants expired	---	---	(680,000)	---

Balance, October 31, 2003	9,812,966	3,715,938	---	---
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	---	(9,800)	---	---

Balance, October 31, 2004	13,024,965	3,948,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	---	---
Shares issuance costs	---	(77,652)	---	---
Warrants expired and forfeited	---	---	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	---	---	2,000,000	---
Warrants expired and forfeited	---	---	(983,500)	(58,274)
Share issuance costs	---	(97,337)	---	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	409,510
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904	---	---
Warrants expired and forfeited	---	---	(581,667)	(11,633)
Shares issued for service	300,000	249,000	---	---
Share issuance costs	---	(92,260)	---	(17,364)

Balance, October 31, 2007	37,813,699	8,795,045	6,508,131	495,776
Private placement	9,571,234	2,243,139	6,035,617	841,855
Warrants exercised	1,494,412	733,783	(1,494,412)	(129,017)
Stock options exercised	335,000	47,905	---	---
Warrants expired and forfeited	---	---	(1,358,087)	(200,550)
Warrants modified	---	(37,664)	---	37,664
Share issuance costs	---	(74,553)	---	(29,425)

Balance, October 31, 2008	49,214,345	11,707,655	9,691,249	1,016,303

Private placement	7,743,533	1,693,027	3,871,767	352,233

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

Stock options exercised	1,160,000	169,120	---	---
Warrants expired and forfeited	---	---	(1,655,632)	(239,077)
Share issuance costs	---	(48,848)	---	(13,584)
Shares issued for services	200,000	71,000	---	---
Balance, October 31, 2009	58,317,878	13,591,954	11,907,384	1,115,875

9.	SHARE CAPITAL (continued)

a) Share Capital

2009

On March 17, 2009, the Company closed of a non–brokered private placement of units (“Units”), which raised CDN$656,260. The Company issued 2,187,533 Units at CDN$0.30 per Unit. Each Unit consists of one common share (“Common Share”) and one–half of one common share purchase warrant (a “Warrant”). Of the gross proceeds, $512,335 and $143,925 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 128%, risk free rate of 1.02%, and expected life of 2 years. Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011. The Company paid a total of CDN $44,056 in finder’s fees.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

On October 15, 2009, the Company closed of a non–brokered private placement of units (“Units”), which raised CDN$1,389,000. The Company issued 5,556,000 Units at CDN$0.25 per Unit. Each Unit consists of one common share (“Common Share”) and one–half of one common share purchase warrant (a “Warrant”). Of the gross proceeds, $1,180,692 and $208,308 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 88%, risk free rate of 1.68%, and expected life of 2 years. Each whole Warrant is exercisable into one Common Share at a price of CDN$0.375 per Common Share during the first year following the date of closing and at CDN$0.50 per Common Share during the subsequent year and will expire October 15, 2011. The Company paid a total of CDN $18,376 in finder’s fees.

During 2009, a total of 1,160,000 options were exercised.

In April 2009, the Company granted 200,000 shares for service to consultants of the Company. The fair value of the shares was determined on the date of grant to be $0.355. As a result the Company has recorded the cost of the shares at $71,000 and have recorded a consulting fee expense of $71,000.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

During the year, the Company modified the terms of the software transfer agreement entered into in 2006. Effective May 28, 2009, the agreement has been amended as follows:

•

The total number of common shares and the amount of the cumulative gross revenue milestones will not change however the common shares will only be issued upon the Company achieving the milestones by May 31, 2010. Any common shares not earned by May 31, 2010 will not be eligible for issuance.

•

The total number of performance warrants and the amount of the gross revenue milestones will not change however the performance warrants will be exercisable upon the Company achieving the gross revenue milestones for the one year period ended May 31, 2010. The exercise prices will remain the same however the exercise period for the first and second tranche will be the six month period commencing June 1, 2010.

The fair value of the common shares and warrants and the change in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements as the issuance of the shares and warrants are subject to performance conditions which have not been met.

2008

In December 2007, the Company closed a non-brokered private placement of units (”Units”), which raised gross proceeds of CDN$1,214,494. The Company issued 3,036,234 Units at CDN$0.40 per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”). Of the gross proceeds, $941,800 and $272,694 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 137%, risk free rate of 3.70% and expected life of 2 years. Each whole Warrant will entitle the holder thereof to purchase one common share for a price of CDN$0.60 and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period. Insiders participated in the private placement for total gross proceeds of $363,428. The issue costs relating to this placement totaled $30,536.

On March 6, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of CDN$510,000. The Company issued 2,000,000 Units at a price of CDN$0.255 per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant. Of the gross proceeds, $380,014 and $129,986 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 139%, risk free rate of 2.52% and expected life of 2 years. Each whole warrant entitles the holder thereof to purchase one common share for a price of CDN$0.35 and will expire March 6, 2010. The securities issued under the private placement are subject to a four-month hold period. Insiders participated in the private placement for total gross proceeds of $132,330. The issue costs related to this private placement totaled $6,200.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

On July 29, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of CDN$610,500. The Company issued 2,035,000 Units at a price of CDN$0.30 per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant. Of the gross proceeds, $465,765 and $144,735 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 131%, risk free rate of 3.05% and expected life of 2 years. Each whole warrant entitles the holder thereof to purchase one common share for a price of CDN$0.40 and will expire July 29, 2010. The securities issued under the private placement are subject to a four-month hold period. Insiders participated in the private placement for total gross proceeds of $90,000. The issue costs related to this private placement totaled $18,868.

On August 19, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of CDN$750,000. The Company issued 2,500,000 Units at a price of CDN$0.30 per unit. Each unit consists of one (1) common share in the capital of the Company and one common share purchase warrant. Of the gross proceeds, $455,560 and $294,440 have been allocated to the common shares and warrants respectively using the relative fair value method. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of $0.00, expected volatility of 131%, risk free rate of 2.74% and expected life of 2 years. Each whole warrant entitles the holder thereof to purchase one common share for a price of CDN$0.40 and will expire August 19, 2010. The securities issued under the private placement are subject to a four-month hold period. Insiders participated in the private placement for total gross proceeds of $600,000. The issue costs related to this private placement totaled $42,072.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

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

•

The total number of common shares and the amount of the cumulative gross revenue milestones will not change however the common shares will only be issued upon the Company achieving the milestones by May 31, 2009 and any common shares not earned by May 31, 2009 will not be eligible for issuance.

•

The total number of performance warrants and the amount of the gross revenue milestones will not change however the performance warrants will be exercisable upon the Company achieving the gross revenue milestones for the one year period ended May 31, 2010. The exercise prices will remain the same however the exercise period for the first and second tranche will be the six month period commencing June 1, 2009.

The fair value of the common shares and warrants and the change in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements as the issuance of the shares and warrants are subject to performance conditions which have not been met.

During 2008, a total of 335,000 options and 1,494,412 warrants were exercised.

Escrowed Shares

As at October 31, 2009 and 2008, there were no common shares held in escrow.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

During fiscal year ending October 31, 2009 the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
November 7, 2008	525,000	$0.36	November 7, 2013
January 26, 2009	50,000	$0.31	January 26, 2014
March 6, 2009	1,990,000	$0.33	March 6, 2014
April 21, 2009	600,000	$0.36	April 21, 2014

The following table summarizes the activity of stock options as follows:

Year	2009			2008

	Number of	Weighted-		Number of	Weighted-
	options	Average		options	Average
		Exercise Price			Exercise
					Price
Outstanding at beginning of period	7,810,593	$0.29	Outstanding at beginning of period	5,400,593	$0.25
Granted	3,165,000	$0.34	Granted	3,460,000	$0.36
Exercised	(1,160,000)	$0.10	Exercised	(335,000)	$0.10
Forfeited or expired	(685,000)	$0.41	Forfeited or expired	(715,000)	$0.29
Outstanding at end of period	9,130,593	$0.33	Outstanding at end of period	7,810,593	$0.29

Exercisable at end of period	6,917,252	$0.33	Exercisable at end of period	5,708,093	$0.27

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2009:

			Weighted Average
	Number	Number	Remaining
Exercise Price	Outstanding	Exercisable	Contractual Life
			(years)
0.16	410,593	410,593	0.3
0.25	680,000	680,000	0.3
0.32	360,000	360,000	1.7
0.30	1,780,000	1,780,000	2.2
0.69	200,000	200,000	2.7
0.50	110,000	110,000	2.8
0.37	1,250,000	1,250,000	3.2
0.50	190,000	190,000	3.3
0.34	50,000	37,500	3.7
0.335	150,000	112,500	3.7
0.30	900,000	600,000	3.8
0.36	510,000	339,998	3.8
0.36	500,000	166,660	4.0
0.31	50,000	16,666	4.3
0.33	1,390,000	463,335	4.3
0.36	600,000	200,000	4.4

	9,130,593	6,917,252

The Company uses the Black-Scholes option-pricing model to value the options at each grant date under the following weighted-average assumptions:

	2009	2008	2007
Weighted average grant date fair value per share option	0.25	0.33	0.33
Expected dividend rate	0%	0%	0%
Expected volatility	120%	123%	142%
Risk-free interest rate	2.36%	3.32%	3.95%
Expected life of options in years	5 yrs.	5 yrs.	5 yrs.

The amounts estimated according to the Black-Scholes option-pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued) Warrants

The following table summarizes information on warrants outstanding at October 31, 2009:

	Number
Exercise Prices	Outstanding	Expiry Date

$0.60	1,518,117	December 7, 2009
$0.50	2,000,000	November 30, 2010
$0.35	1,000,000	March 6, 2010
$0.40	1,017,500	July 29, 2010
$0.40	2,500,000	August 19, 2010
$0.45	1,093,767	March 17, 2011
$0.38	2,778,000	October 15, 2011
	11,907,384

CONTRIBUTED SURPLUS

	2009	2008

Balance, beginning of year	$1,279,169	$544,682
Stock based compensation	807,931	548,342
Expired and forfeited warrants	239,077	200,550
Exercise of stock options	(49,820)	(14,405)
Balance, end of year	$2,276,357	$1,279,169

10.	FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates of 29.08% (2008- 29.74%) to loss before income taxes. The differences are as follows:

		2009		2008

Computed tax recovery		$(1,026,160)		$(914,798)
Deductible share issuance costs		(28,157)		(25,083)
Foreign rate differential		(20,106)		(35,139)
Non-deductible expenses		61,260		206,294
Unrecognized losses		1,013,163		768,726
	$	---	$	---

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

10.	FUTURE INCOME TAXES (Continued)

The tax effect of significant temporary differences is as follows:

		2009		2008

Operating loss carry-forwards		$3,595,119		$2,819,387
Other temporary differences		98,064		87,947
Future income tax assets before valuation allowance		3,693,183		2,907,334
Valuation allowance		(3,693,183)		(2,907,334)
Future income tax assets	$	---	$	---

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $13,778,246 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

	Loss carry
	forwards	Loss carry
	in the	forwards
	United	in Canada	Total
	States

2010		185,347	185,347
2014		458,893	458,893
2015		1,362,971	1,362,971
2026	173,617	3,335,533	3,509,150
2027	318,554	2,028,924	2,347,478
2028	668,114	1,798,540	2,466,654
2029	335,681	3,112,072	3,447,753

Total	1,495,966	12,282,280	13,778,246

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

11.	COMMITMENTS AND CONTINGENCY COMMITMENTS

a)	The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total
2010	$78,768
2011	$78,768
2012	$78,768

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

d)

The Company has consulting agreements with two directors of the Company for $10,000 per month each to maintain, support and improve the software, as well as, to provide general software programming and consulting services. The agreement remains in effect until May 31, 2010.

CONTINGENCY

Through the ordinary course of business, there is a claim pending against the Company. In the opinion of management, the resolution of the lawsuit would not have a material effect on the Company. The likelihood and amount of the claim cannot be determined at this time.

12.	FINANCIAL INSTRUMENTS

Financial risk management

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS (continued)

Fair Value

The Company's financial instruments consist of cash and cash equivalents, short-term investments, due from related party, restricted cash, accounts payable and accrued liabilities and loans and advances. The fair values of these financial instruments approximate their carrying value due to their short-term nature unless otherwise noted. The fair value of loans and advances cannot be reliably determined as there is no market for loans that are non-interest bearing and have no terms of repayment.

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

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates. As at October 31, 2009 the Company is exposed to currency risk through its cash, short-term investments, restricted cash and loans and advances denominated in US dollars. As at October 31, 2009, US denominated cash, restricted cash and loans and advances amounted to US$43,190, $2,339 and $270,000 respectively. Based on the balances at October 31, 2009, net loss will increase or decrease approximately $24,000 given a 10% increase or decrease respectively, in the foreign exchange rate.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates. It is managements’ opinion the Company is not exposed to any interest rate risk.

Financial Market risk

The Company’s exposure to financial market risk is limited since there are no significant financial instruments including hedges on currencies or commodities which will fluctuate as a result of changes in market prices.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available. The Company expects to generate sufficient cash through the issuance of shares or related party loans. As at October 31, 2009, the Company was holding cash of $83,162, short-term investments of $90,000, and had a working capital deficiency of $241,862.

13.	SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada and the United States.

14.	LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the period, which was 51,951,767 (2008 - 44,032,360; 2007 - 35,838,813). The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect and is therefore excluded from the computation. Consequently, diluted loss per common share is not disclosed.

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its loans and advances and the components of shareholders’ equity.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

Research and Development

Under U.S. GAAP, all costs incurred to establish technological feasibility of software are expensed as incurred. Costs subsequent to establishing technological feasibility shall be capitalized until the software is available for release to general customers. Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized. The Company has not met the criteria of establishing technological feasibility under both Canadian and U.S. GAAP and has not capitalized any development costs.

Stock-Based Compensation

Under U.S. GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached. For measurement purposes Canadian GAAP specifies the two conditions under U.S. GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date. As a result, in fiscal 2007, there is a $54,000 difference in the stock- based compensation recorded for the 300,000 common shares issued to consultants for their services rendered. In fiscal 2009, there is also a $19,000 difference in stock-based compensation recorded for the 200,000 common shares issued to consultants for their services. The impact of these differences is as follows:

	2009	2008	2007
			(Restated –
			see Note 2)

Net loss and comprehensive loss under Canadian GAAP	$(3,528,749)	$(3,075,985)	$(2,579,638)

Stock-based compensation	19,000	---	54,000
Net loss and comprehensive loss under U.S. GAAP	$(3,509,749)	$(3,075,985)	(2,525,638)

Basic loss per share	$0.07	$0.07	$0.07
Diluted loss per share	$0.07	$0.07	$0.07

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Impact of Recently Adopted Accounting Standards

In May 2008, the FASB issued guidance on “The Hierarchy of Generally Accepted Accounting Principles”. This guidance identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. The adoption of this statement did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the Financial Accounting Standard Board (“FASB”) issued an accounting pronouncement that defines fair value, establishes a framework for measuring fair value, and enhances disclosure about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption of this standard has not had a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued an accounting pronouncement which permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses for which fair value option has been elected will be reported in earnings. The Company did not elect to adopt the fair value option under this statement.

In May 2009, the FASB issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date but before the date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. This pronouncement also requires entities to disclose the date through which subsequent events have been evaluated. The pronouncement was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the pronouncements, as required, and adoptions did not have a material effect on the Company’s consolidated financial statements taken as a whole.

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

In December 2007 the FASB issued an accounting pronouncement that clarifies that a non- controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statements of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This statement amends current US GAAP with regards to earnings per share; the calculation of the EPS amounts in consolidated statements will continue to be based on amounts attributable to the parent. This pronouncement is effective for fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact of this pronouncement on its consolidated financial position and results of operations.

In December 2007 the FASB issued an accounting pronouncement to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This pronouncement establishes principles and requirements for the acquirer to 1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; 2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase; 3) determine what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of this pronouncement is for fiscal periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In March 2008 the FASB issued an accounting pronouncement that changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. This pronouncement is effective for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted, and the Company is currently reviewing the provisions. However, as the provisions of this pronouncement are only related to disclosure of derivatives and hedging activities, the Company does not believe the adoption of this pronouncement will have a material impact on its operating results, financial position, or cash flows.

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

TITAN TRADING ANALYTICS INC.
Dated: April 30, 2010

By:	/s/ Dr. Kenneth W. Powell
Dr. Kenneth W. Powell, Chief Executive Officer and Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Certificate of Incorporation of KBK No. 24 Ventures Ltd.

1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.

1.3***	Articles of Continuance – Alberta Business Corporations Act

4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.

4.2**	Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cignal Technologies LLC

4.3**	Letter Agreement dated June 3, 2003 between Dr. Powell, Mr. Kreilein and Mr. Carrozza

4.4*****	Amended & Restated Software Transfers Agreement between Titan Trading Analytics Inc. and Philip Carrozza and Cignal Technologies, LLC and between Titan Trading Analytics Inc. and Michael Gossland

8.1****	List of Subsidiaries

12.1	Section 302 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1

Section 906 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

______________________
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