Form 20-F
period 2010-10-31
TITAN TRADING ANALYTICS INC
filed 2011-04-29
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2010

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to ______________

Commission file number: 000-25289

TITAN TRADING ANALYTICS INC.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Unit 120, 4445 Calgary Trail, Edmonton, Alberta, Canada T6H 5R7
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

None
(Title of Class)

The number of common shares outstanding as of October 31, 2010: 83,019,028.

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

Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [X]

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

Yes [  ] No [  ]

Titan Trading Analytics Inc.
Form 20-F Annual Report

PART I		6
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3:	KEY INFORMATION	6
A.	Selected Financial Data	6
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	9
ITEM 4:	INFORMATION ON THE COMPANY	13
A.	History and Development of the Company	13
B.	Business Overview	14
C.	Organizational Structure	20
D.	Property, Plants and Equipment	20
ITEM 4A:	UNRESOLVED STAFF COMMENTS	21
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	21
A.	Operating Results	22
B.	Liquidity and Capital Resources	22
C.	Research and Development, Patents and Licenses, etc.	23
D.	Trend Information	24
E.	Off-balance Sheet Arrangements	24
F.	Tabular Disclosure of Contractual Obligations	24
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	24
A.	Directors and Senior Management	25
B.	Compensation	26
C.	Board Practices	28
D.	Employees	32
E.	Share Ownership	32
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	35
A.	Major Shareholders	35
B.	Related Party Transactions	37
C.	Interests of Experts and Counsel	39
ITEM 8:	FINANCIAL INFORMATION	39
A.	Consolidated Statements and Other Financial Information	39
B.	Significant Changes	39
ITEM 9:	THE OFFER AND LISTING	39
A.	Offer and Listing Details	39

B.	Plan of Distribution	41
C.	Markets	41
D.	Selling Shareholders	41
E.	Dilution	41
F.	Expenses of the Issue	41
ITEM 10:	ADDITIONAL INFORMATION	41
A.	Share Capital	41
B.	Articles of Incorporation	41
C.	Material Contracts	42
D.	Exchange Controls	42
E.	Taxation	43
F.	Dividends and Paying Agents	51
G.	Statement by Expert	51
H.	Documents on Display	51
I.	Subsidiary Information	51
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51
ITEM 12:	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	52

PART II		52
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	52
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
	USE OF PROCEEDS	52
ITEM 15:	CONTROLS AND PROCEDURES	52
A.	Disclosure Controls and Procedures	52
B.	Management/Annual Report on Internal Controls over Financial Reporting	52
C.	Attestation Report of the Registered Public Accounting Firm	53
D.	Changes in Internal Control Over Financial Reporting	53
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	53
ITEM 16B:	CODE OF ETHICS	53
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	53
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES .	54
ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS	54

PART III		55
ITEM 17:	FINANCIAL STATEMENTS	55
ITEM 18:	FINANCIAL STATEMENTS	91
ITEM 19:	EXHIBITS	91

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

U.S. Dollars Per Canadian Dollar

	Year Ended October 31

	2010	2009	2008	2007	2006	2005	2004	2003

Average for Period	0.9635	0.860	0.9690	0.9811	0.8831	0.8213	0.7634	0.6880

The following table sets out the high and low exchange rates for one CDN $ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March

	2010	2010	2010	2011	2011	2011
High for the Month	0.969	.9743	.9825	.9978	1.0045	1.0083
Low for the Month	0.997	.9987	1.0054	1.014	1.0268	1.0324

At December 31, 2008 the Federal Reserve Bank of New York ceased publishing foreign exchange quotations. As of January 1, 2009 the Company began using the closing rate for foreign exchange published by the Bank of Canada. As of April 28, 2011, the Closing exchange rate of Canadian dollars into United States dollars published by the Bank of Canada was US 1.0514 (US$1.00 = CDN$0.9511).

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

References to “Titan”, the “Company”, “we” and “us” are references to Titan Trading Analytics Inc.

PART I

ITEM 1:       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:       KEY INFORMATION

A.    Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2010 through to 2006. We derived all figures from our financial statements, which were audited by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 17 to our audited financial statements.

	FISCAL YEAR ENDED:
	OCT 31, 2010	OCT 31, 2009	OCT 31, 2008	OCT 31, 2007 (Restated)	OCT 31, 2006 (Restated)
REVENUE	-	-	-	-	-
EXPENSES	$2,977,117	$3,529,427	$3,081,814	$2,587,613	$1,716,500
INTEREST/OTHER INCOME	$ ---	$678	$5,829	$7,975	-
NET LOSS FOR YEAR CDN GAAP	$2,977,117	$3,528,749	$3,075,985	$2,579,638	$1,716,500
NET LOSS FOR YEAR US GAAP	$2,977,117	$3,528,749	$3,075,985	$2,579,638	$1,716,500
NET LOSS PER SHARE CDN GAAP	($0.05)	($0.07)	($0.07)	($0.07)	($0.06)
NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	($0.05)	($0.07)	($0.07)	($0.07)	($0.06)
NET WORKING CAPITAL	127,469	($241,862)	($199,946)	($434,823)	($104,593)
TOTAL ASSETS CDN GAAP	$1,165,093	$869,397	$1,528,919	$431,402	$455,704
TOTAL ASSETS US GAAP	$1,367,093	$869,397	$1,528,919	$431,402	$455,704
NET ASSETS	$614,928	$291,896	$839,586	($252,053)	($42,158)

	FISCAL YEAR ENDED:
	OCT 31, 2010	OCT 31, 2009	OCT 31, 2008	OCT 31, 2007 (Restated)	OCT 31, 2006 (Restated)
CAPITAL STOCK	$15,845,770	$13,591,954	$11,707,655	$8,795,045	$6,717,678
SHARES OUTSTANDING	83,019,028	58,317,878	49,214,345	37,813,699	30,814,497
LONG-TERM OBLIGATIONS	360,003	NIL	NIL	NIL	NIL

We have not, since our incorporation, paid any dividends on any of our shares and presently have no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.    Capitalization and Indebtedness

On August 27, 2010, the Company issued $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest of 12% per annum. The maturity date can be reduced to August 26, 2011at the option of the holder. The debentures will be convertible into units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the debt and equity components as follows:

	2010		2009

Face value of convertible debentures	$294,000	$	---
Portion of convertible debentures allocated to equity	(11,564)		---
	282,436		---
Interest expense	1,073		---

	$283,509	$	---

Titan’s capitalization as of October 31, 2010, consisted of $614,928 in equity and $283,509 in long-term debt. Titan believes that the capitalization as of October 31, 2010 represents an adequate capital structure.

The table below shows a statement of capitalization and indebtedness as of October 31, 2010.

(a)
(b)	Capitalization as at October 31, 2010

Total Current Debt	2,111
Unsecured loans and advances	2,111

Total Non-Current Debt	283,509
Convertible debentures	283,509

Shareholders’ Equity	614,928
Share Capital	15,845,770
Warrants	1,901,217
Contributed Surplus	2,899,907
Convertible debentures – equity component	11,564
Deficit	(20,043,530)

Total capitalization (A+B+C)	900,548

Indebtedness as at October 31, 2010

Liquidity	269,736
Cash at bank and hand	209,736
Short-term investment	60,000

Current other receivables	10,088
Other accounts receivable	10,088

Current financial debt	(190,082)
Current trade and other payables	(187,971)
Unsecured loans and advances	(2,111)

Net current financial indebtedness (A+B-C)	89,742

Non-current financial indebtedness	(283,509)
Convertible debentures	(283,509)

Net financial indebtedness (A+B-C-E)	(193,767)

C.    Reasons for the Offer and Use of Proceeds

The Company raised additional funds through the offering of a convertible debenture in 2010. The net proceeds from the debentures was to enhance marketing and training programs, software development and for working capital.

D.    Risk Factors

The risk factors set forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement we make. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on our actual financial and other results. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 4 and 5.

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

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2010 is $20,043,530. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2010, we had $209,736 cash and receivables totaling $10,088.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of April 28, 2011. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

We are in later stage of development however, there is no assurance of market acceptance of our software.

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

We depend on key personnel.

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Officer, Mr. Gossland, and our President, and CEO, John Coulter, for the success of our intended business plan. We currently have a formal employment agreement with Mr. Coulter and are currently working on renewing and revising the expired employment agreement for Mr. Gossland and Mr. Carrozza. The loss of their services would have a materially adverse effect upon our future operating profits and prospects.

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

During the 2010 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.10 to $0.35.

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

Since the trading price of our common shares is less than US$5.00 per share, trading in our common shares are subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. A broker-dealer is required to deliver to a customer information regarding the risks of investing in penny stocks, its offer and bid prices for the penny stock and the amount of compensation received by the broker-dealer with respect to such transaction. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common shares, which could reduce the liquidity of our common shares and thereby have a material adverse effect on the trading market for our securities.

A third-party may be unable to enforce U.S. judgments against us or our officers and directors.

We are incorporated under the laws of Alberta, Canada and, all of our directors and officers, with the exception of Messrs. Coulter, Terk and Carrozza, are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Our U.S. shareholders may face adverse tax consequences resulting from our PFIC status.

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2010 and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

ITEM 4:       INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), on November 30, 1993 under the name “KBK No. 24 Ventures Ltd.” We changed our name to “Titan Trading Analytics Inc.” by filing of an amendment to our Articles of Incorporation on November 14, 1994. The company began trading publicly on July 24, 1996. We continued the Company under the Business Corporations Act (Alberta) on April 26, 2005. Our registered and records office is located at Unit 120, 4445 Calgary Trail, Edmonton, Alberta T6H 5R7. Our telephone number is 780-438-1239.

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

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2010	2009	2008
Purchase (sale) of property and equipment	$ ---	$47,179	$731,147
Purchase of Technology Rights	$398,000	$ ---	$ ---

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

B.    Business Overview

Our company name became “Titan Trading Analytics Inc.” when we filed an amendment to our Articles of Incorporation on November 14, 1994. Our registered and records office is located at Unit 120, 4445 Calgary Trail, Edmonton Alberta, T6H 5R7.The telephone number of that office is 780-438-1239.

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

In June 2003, Titan acquired rights to certain automated trading and analytic software, which it then called the Titan Order Processing Software (“TOPS”), from Cignal Technologies, LLC (“Cignal”) and it has continued to develop an automated trading platform based on TOPS. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations. The Company has not had any significant revenues in the last 7 fiscal years, ending with 2010.

Principal Products, Services and Markets

The Company has focused its attention on development of complex event processing software trading technology over the last several years. Starting from its earlier TOPS technology, the company created a proprietary Complex Events Processing (CEP) engine. This wholly owned technology provides an end-to-end solution, from market data coming in, to the generation of trading signals. The first version of this software was based on a client-server model using two communications applications, called TopView and TopViewClient, to transmit the trading signals. This suite of applications includes the Trade Recommendation Engine, TopView, TopViewClient, and Titan’s Order Management Software (“TOMS”). This first collection of applications is now known as the TopView suite.

The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States. The Company plans to enter into non-exclusive agreements with institutions, trading firms and/or high net-worth individuals to utilize the software for trading and share the profits with those parties, or at a later stage, to license the software as a service directly to such parties under terms. Additionally, we expect to conduct trading operations for our own behalf and/or in joint ventures. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-time frame analysis the way Titan does and none would deliver signals generated by the same algorithm.

TopView suite is a group of software applications, used for internal trading purposes only:

1.	Trade Recommendation Engine (TRE), also known internally as the blackbox, used to generate trading signals.
2.	TOMS, Titan’s order management software, used to execute and manage trades.
3.	TopView and TopViewClient, used to distribute the real-time and historical trading signals.
4.	Several back end data management tools, with internal names to manage data.

Titan currently trades in a proprietary trading account using the TopView suite of products. The TopView suite is a fully integrated, scalable algorithmic trading system that incorporates a variety of trading models, including trend-following, countertrend and mean reversion models shownto be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TopView has the capability to analyze data feeds available from a number of the world’s stock exchanges. With ultra high-speed analysis capabilities, TopView is designed to analyze hundreds of thousands of ticks per second per server and from that analysis generate carefully selected trading signals with a favorable probability of success for each trade.

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

Titan has access to a $5 million proprietary trading account through a partnership with Compo Investments though a combination of manual, “GreyBox” discretionary trading and automated “BlackBox” computer based trading, as discussed below.

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

The concept behind Titan’s BlackBox trading mode has three elements

1.	generate high quality technical based trading opportunities;
2.	automate the order entry and exit process; and
3.	manage risk on dozens of open positions with automation.

In each case, the benefit of BlackBox mode trading software mode is to allow the system to execute a large number of trades with no decision-making required on the part of the operator.

Titan External Trading Tools for other institutional and retail traders

In September, 2010, Titan migrated the “best of breed” of its TopView products to a hosted web based delivery mechanism known as TickAnalyst. Titan retained the Trade Recommendation Engine at the heart of the system and replaced the TopView and TopViewClient communications components with a browser-based client solution. It also replaced the TOM order execution software with a broker-neutral FIX engine.The TickAnalyst platform combines tightly integrated proprietary components, including the Trade Recommendation Engine (a CEP engine), a largescale tick database, a direct market access (DMA) system, and FIX integration.

The signals are now delivered quickly and easily to any trader’s desktop via a browser-based application that is complementary to any institutional trading system.Titan manages and hosts the technology infrastructure at a neutral co-location data center. Trade signals received in Titan’s TickAnalyst application can be electronically traded by any FIX-based EMS or OMS. The trade signals can also be integrated into most third party charting packages.

TickAnalyst incorporates over a dozen trading models that have been shown to be effective analytical tools in all market conditions, including counter-trend and mean reversion models for volatile sideways markets and trending models for directional trending markets.

The software is a product of years of research and development and incorporates Titan’s suite of proprietary mathematical pattern recognition algorithms that factor in human emotional elements. The software continues to been trained to recognize complex patterns through tens of thousands of iterations in Titan’s Trade Recommendation Engine™ (TRE). This pattern recognition ability allows the software to generate buy and sell signals on stocks, ETFs, futures and currencies.

Milestones

October, 2010 - The Company announced the availability of its TickAnalyst™ Automated Behavioral Trading software-as-a-service offering. By incorporating behavioral elements into our proprietary models, Titan is addressing a rapidly growing area of the financial industry, which is still recognized as being technologically behind the substantial academia that already supports it. Human psychology and emotions directly influence the perception of risk. By applying a systematic approach, we are attempting to model the human mind’s attitude towards trading by overcoming these deficiencies.

July, 2010 - The Company established a second data center located in Atlanta, Georgia for its network operations, an important step in Titan's mission to provide a fully-redundant fault-tolerant service to its clients. The new data center operates from a colocation facility that includes physical security, fully redundant power and HVAC, controlled temperature and humidity, fire-threat detection and suppression, 24x7x365 critical monitoring, on-site staff with secure access and SAS 70 certification. Titan will use the new site to conduct its primary real-time trading operations and research. The Edmonton site will continue to provide testing and support services and redundancy will be phased in. Backup hardware to support fault tolerance is being procured.

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

In August 2010, the Company terminated consulting agreements with 2 consultants working for Titan USA and 1 consultant working for Titan Trading Analytics Inc.

In August 2010, the Company hired Brett Decker as a consultant to oversee Product Management. Mr. Decker previously held IT Management positions with Maverick Capital, one of the world’s largest hedge funds and previously at Carlson Capital, a $2 billion hedge fund in Dallas, Texas.

In September, 2010, the Company hired John J. Coulter, a management consultant with 20 years of experience in the financial trading software industry to provide management with direction and advice on product development and marketing. Mr. Coulter accepted the role of President & CEO in September 2010.

In September 2010 , the Company re-entered into service contract agreements with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company.

In October 2010, the Company terminated the agreement of 1 consultant working for Titan USA. 1 consultant from Titan Trading Analytics Inc. resigned.

Marketing and Sales

In conjunction with Mr. Coulter’s hiring, the Company has developed a comprehensive business and marketing plan covering operations to the end of the year and beyond. Under that plan, the Company is currently preparing for a formal product launch in 2011/Q1 and 2011/Q2.

Intellectual Property Rights

As at October 31, 2010, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired.

In September, the Company entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of Intellectual Property, over which they might have claim, to the Company in exchange for a long term service contract and other consideration. The Company has made arrangements for legal assistance in the handling of these documents.

With the conclusion of these agreements, the Company wholly owns the TickAnalyst technology in its entirety.

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

C.    Organizational Structure

We have four wholly owned subsidiaries: (1) Titan Trading Corp., a corporation formed under the laws of the province of British Columbia, Canada; (2) Titan Trading GP Inc., a corporation formed under the laws of Alberta and extra-provincially registered in British Columbia, the general partner TTLP2, limited partnerships formed under the laws of Alberta; (3) Titan Trading USA, LLC, a Delaware limited liability company qualified to do business in New York and Florida; and (4) Titan Holdings USA, LLC, a Florida limited liability company.

D.    Property, Plants and Equipment

We utilize about 6,500 square feet of office space in Edmonton, Alberta, and Atlanta, Georgia. We have rent obligations of approximately $15,000.00 per month. With the exception of computer equipment located in Edmonton, Alberta, Nanaimo, British Columbia, Atlanta, Georgia and the U.K., we currently do not have any property, plant or equipment located elsewhere.

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

Critical Accounting Policies

The preparation of our consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, estimated useful life of intangible assets, technology rights and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for future tax assets, and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Research and Development Costs

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. There were no development costs capitalized during the year ended October 31, 2010.

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

Stock-based Compensation Plan

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to share capital.

A.    Operating Results

Fiscal Year Ended October 31, 2010 Compared to Fiscal Year Ended October 31, 2009

We incurred a net loss of $2,977,117 for the twelve-month period ended October 31, 2010, as compared to a net loss of $3,528,749 for the comparative period of 2009. The overall decrease in net loss in the 2010 fiscal year is due to the decreased research and development costs, totaling $873,215 compared to $1,078,379 in 2009, and decrease in general and administrative expense totaling $1,903,159 compared to $2,279,935 in 2009.

Professional fees for the year ending October 31, 2010 were $66,190, as compared to $97,495 for the same period ending October 31, 2009.

Other than as described herein, the Company did not experience any large fluctuations from quarter to quarter during 2010. The net loss for the fourth quarter of fiscal year 2010 was $1,028,725, as compared to $1,263,439 for the same period in fiscal 2009.

B.    Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares and convertible debentures. We expect to finance operations through the sale of common shares in the foreseeable future. There is no assurance that we will be successful in arranging financing on acceptable terms or at all.

As at October 31, 2010, we had $209,736 cash and receivables of $10,088 as compared to $83,162 cash and receivables of $35,180 at our prior fiscal year end.

Equity Placements for the Fiscal Year Ended October 31, 2010

During 2010, the Company completed three private placements of common shares, as described below:

On May 27, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $902,250. The Company issued 4,511,250 units at $0.20 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring May 27, 2012. Of the gross proceeds, $661,370 and $240,880 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $4,000 in finder’s fees and incurred other share issue costs of $6,067.

On October 12, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $1,982,450. The Company issued 19,824,500 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. Of the gross proceeds, $1,600,389 and $382,061 have been allocated to common shares and warrants, respectively, using the relative fair value method. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires February 12, 2011. The Company paid a total of $14,500 in finder’s fees to arm’s length parties and incurred other share issue costs of $11,630.

On October 20, 2010, the Company closed a non-brokered private placement of units, which raised $45,000. The Company will issue 450,000 Units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires February 20, 2011. Of the gross proceeds, $35,063 and $9,937 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid $1,089 in share issue costs.

During 2010, no options were exercised.

Equity Placements for the Fiscal Year Ended October 31, 2009

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

C.    Research and Development, Patents and Licenses, etc.

The Company has spent the last three fiscal years in Research and Development mode. It has incurred the following R&D expenses.

	2010	2009	2008
Research and Development Expenses	$873,215	$1,078,379	$871,222

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

F.    Tabular Disclosure of Contractual Obligations

Convertible Debenture

On August 27, 2010, the Company issued $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest of 12% per annum. The maturity date can be reduced to August 26, 2011 at the option of the holder. The debentures will be convertible into units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the debt and equity components as follows:

	2010		2009

Face value of convertible debentures	$294,000	$	---
Portion of convertible debentures allocated to equity	(11,564)		---
	282,436		---
Interest expense	1,073		---

	$283,509	$	---

The assumptions used to fair value the equity component of the convertible debentures are as follows:

Expected dividend rate	0%
Expected volatility	95.78%
Risk-free interest rate	1.26
Expected life of the debenture term	2 years

The present value of the contractual obligation of the convertible debentures as at October 31, 2010 is $265,000 and is calculated using the effective interest rate of 15%.

ITEM 6:       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

As of April 28, 2011, our directors were as follows:

Name of Director	Age
John Coulter	44
Dr. Kenneth Powell	65
Michael Gossland	56
Philip S. Carrozza	49
Dr. Harold Elke	56
Joseph Francese	41
James Leman	65

As of March 31, 2011, our executive officers were as follows:

Executive Officers	Age	Office
John Coulter	44	President & Chief Executive Officer and Acting Chief Financial Officer
Michael Gossland	56	Secretary and Chief Technology Officer
David Terk	37	Chief Financial Officer of Titan USA

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

John J. Coulter, has held key senior management positions at leading financial technology providers over the last 20 years. Prior to joining Titan, John was VP of Global Partnerships and Alliances for Thomson Reuters after his previous company Vhayu Technologies was acquired in 2009. In his role as VP of Marketing and Business Development at Vhayu, Mr. Coulter created a globally recognized brand which increased revenues from $1.5 million to $12 million during his tenure. Prior to Vhayu, John was President and COO of Javelin Technologies in New York, the world’s leading FIX engine vendor with over 350 customers. Javelin was acquired by NYFIX (now owned by NYSE Euronext) in 2002 for $55 million.

John also conceptualized the indication of interest (IOI) trade management system TRIAD and led a 7 person spin-off of an existing systems integration firm Ease Technologies. TRIAD was one of the first commercially available FIX engines on Wall Street. After deploying TRIAD on 25 sell-side desks in less than two years, the system was licensed exclusively to Bridge Information and subsequently purchased by Reuters. Mr. Coulter is recognized as an authority on use of the FIX protocol as a means for brokers to lower infrastructure costs and increase order liquidity. John has also held various sales management positions at ADP, Bridge, VIE Systems and Reuters

James Leman is currently a member of the Board of Directors of the Fix Protocol Limited organization as well as a member of the Titan Board of Directors and chairman of Titan's Audit Committee. Mr. Leman served as Managing Director of Global Electronic Trading during a 22 year career at Citigroup as well as head of Electronic Trading at HSBC Securities and as President of SunGard's BRASS trading system. Mr Leman holds an MBA in Business Administration from Fordham University 1975 and an MS in Accounting from St Peter's College in New Jersey where he also serves on their Board of Regents.

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

B.    Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2010.

  No executive officers salary/compensation exceeded $150,000 per annum for the year ended October 31, 2010.

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2010.

In the most recently completed financial year, the Company did not compensate directors for services rendered in their capacity as directors.

Consulting Fees

During the fiscal year ended October 31, 2010, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

  Dr. Kenneth Powell - $ 79,838
  Mr. John Coulter - $ 45,000
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
  Dr. Kenneth Powell – 750,000 options
  Dr. Harold Elke – 75,000 options
  Mr. David Terk – 45,000 options

On November 13, 2009, options with an exercise price of $0.25 and an expiry date of November 13, 2014 were granted to the following directors and/or officers:

  Mr. David Terk - 300,000 options

On March 3, 2010, options with an exercise price of $0.17 and an expiry date of March 3, 2015 were granted to the following directors and/or officers:

  Mr. Michael Gossland – 520,000 options
  Mr. Phillip Carrozza – 120,000 options
  Dr. Kenneth Powell – 120,000 options
  Dr. Harold Elke – 100,000 options
  Mr. Joseph Francese– 50,000 options

On November 3, 2010, options with an exercise price of $0.11 and an expiry date of November 3, 2015 were granted to the following directors and/or officers:

  Mr. John Coulter – 1,930,000 options

On November 24, 2010, options with an exercise price of $0.14 and an expiry date of November 24, 2015 were granted to the following directors and/or officers:

  Mr. John Coulter – 2,070,000 options
  Mr. Michael Gossland – 666,666 options

On December 3, 2010, options with an exercise price of $0.14 and an expiry date of December 3, 2015 were granted to the following directors and/or officers:

  Mr. James Leman – 500,000 options
(1)	Options granted to Michael Gossland expired on February 16, 2010.
(2)	Options granted to Michael Gossland, Philip Carozza, Kenneth Powell and Robert Roddick expired on March 1, 2010.
(3)	All options granted to Mr. Robert Roddick were cancelled on November 13, 2010.

C.    Board Practices

Dr. Powell, Mr. Gossland, Mr. Carrozza, Mr. Roddick and Dr. Elke have acted as our directors since December 23, 2002, September 15, 1995, June 6, 2003 November 29, 2004 and October 24, 2006, respectively. All such individuals were re-elected as directors and Joseph Francese was elected as a director at our annual general meeting of shareholders held on October 2, 2009. Mr. Roddick resigned from his position as director on September 13, 2010.

Mr. John Coulter was appointed to the board of directors and President & CEO in September, 2010 Mr. Coulter, a management consultant with 20 years of experience in the financial trading software industry, will provide management with direction and advice on product development and marketing.

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

Audit Committee

As of March 31, 2011, our Audit Committee was comprised of Mr. Gossland, Mr. Leman, and Mr. Francese. Mr. Gossland was appointed a Director and member of the Audit Committee in 1996. Mr. Francese was appointed a Director and member of the Audit Committee on October 2, 2009. Mr. Roddick and Mr. Francese are independent members of the audit committee, and all members are financially literate.

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
  Review and appraise the performance of the Company’s external auditors.
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

D.    Employees

As at October, 31, 2010, the company had three employees, and the remainder of services is contracted to consultants. We have three consultants in Canada, six consultants in the United States and one consultant in the United Kingdom. Titan or Titan USA, as appropriate, have entered into intellectual property assignment agreements or consulting agreements with each of its employees and consultants.

E.    Share Ownership

As of April 28, 2011 the company has 93,240,278 common shares issued and outstanding. As of April 28, 2011, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
Kenneth Powell	28,951,059 (1)	31.05%
Harold Elke	9,183,964 (2)	9.85%
Philip S. Carrozza	5,220,100 (3)	5.60%
Joseph Francese	3,522,334(4)	3.78%
Michael Gossland	1,902,556 (5)	2.04%
John J. Coulter	1,651,000 (6)	1.77%

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
David Terk	546,071 (7)	.59%
James Leman	100,000 (8)	.11%
All officers and directors as a group	51,077,084	54.78%

Notes:

†	Percentage amounts based on 93,240,278 shares of our common stock outstanding as of March 31, 2011.

(1)	Includes
	(A)	500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
	(B)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014.
	(E)	80,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015.
	(F)	150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2012;
	(G)	2,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on August 14, 2012;
	(H)	1,525,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 12, 2012.
	(I)	976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011,
	(J)	7,130,000 common shares underlying warrnats that are immediately exercisable at an exercise price of $0.30 to October 12, 2012.
	(K)	2,876,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
	(L)	150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15 ,2011;
	(M)	400,000 common shares underlying warrnats that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.30 to October 12, 2012;
	(N)	187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;
	(O)	167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell;
(P)

5,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2012;

(Q)

5,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2012.

	(R)	10,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(S)	10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011;

(2)	Includes
	(A)	150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;

	(B)	50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(E)	66,667 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(F)	512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(G)	80,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 27, 2012;
	(H)	2,140,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to October 12, 2012.

(3)	Includes
	(A)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
	(B)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(E)	80,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(F)	3,791,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza.

(4)	Includes
	(A)	900,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire August 13, 2012;
	(B)	33,334 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015.
	(C)	269,500 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to October 12, 2012

(5)	Includes
	(A)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
	(B)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(E)	346,667 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(F)	222,222common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.14 per share until November 24, 2015;
	(G)	166,667 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share until March 15, 2016;.
	(H)	300,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to October 12, 2012;
	(I)	17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney.

(6)	Includes
	(A)	643,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.11 per share and expire November 3, 2015;
	(B)	690,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.14 per share and expire November 24, 2015.

(7)	Includes
	(A)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
	(B)	75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	45,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(E)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.25 per share until November 13, 2014.

(8)	Includes
	(A)	100,000 common shares issuable pursuant to stock options granted under the stock option plan. None of the options are vested or exercisable.

ITEM 7:       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

As of March 31, 2011, we had 93,240,278 common shares issued and outstanding. As of April 30, 2010, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	28,951,059 (1)	31.05%
Harold Elke	9,183,964 (2)	9.85%
Philip S. Carrozza	5,220,100 (3)	5.60%

Notes:

(1)	Includes
	(A)	500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
	(B)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(E)	80,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;

	(F)	150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2010;
	(G)	2,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on August 14, 2010;
	(H)	1,525,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 12, 2012;
	(I)	976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(J)	7,130,000 common shares underlying warrnats that are immediately exercisable at an exercise price of $0.30 to October 12, 2012;
	(K)	2,876,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
	(L)	150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(M)	400,000 common shares underlying warrnats that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.30 to October 12,2012;
	(N)	187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;
	(O)	167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell;
(P)

5,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2012;

(Q)

5,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell, that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2012;

	(R)	10,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(S)	10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011.

(2)	Includes
	(A)	150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share and expire January 8, 2012;
	(B)	50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(E)	66,667 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(F)	512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(G)	80,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 27, 2012;
	(H)	2,140,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to October 12, 2012.

(3)	Includes
	(A)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.30 per share until January 8, 2012;
	(B)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(C)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(D)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(E)	80,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(F)	3,791,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza.

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

Of our 205 registered shareholders as at March 31, 2011, 22 were residents of the United States representing 7,759,395 common shares or 10.73% of our 93,240,278 issued and outstanding common shares as of that date.

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

Intellectual Property Transfer Agreements

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

If, between June 1, 2009 and May 31, 2010, Titan achieves cumulative gross revenue of at least $400k, then 1.5M common shares would be released after September 30, 2009. If, in the same period, Titan achieves cumulative gross revenue of at least $800k, an additional 1.5M common shares would be released after January 31, 2010. If, in the same period, Titan achieves cumulative gross revenue of at least $1.2M, an additional 1.5M common shares would be released after May 31, 2010 and 1.0M performance warrants at $0.50 would be exercisable for the 6 month period June 1, 2010 to November 30, 2010. If, between June 1, 2010 and May 31, 2011 Titan achieves cumulative gross revenue of at least $1.8M, an additional 1.0M performance warrants at $1.00 would be exercisable for the 6 month period of June 1, 2011 to November 30, 2011.

As of October 31, 2010, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired.

In September 2010, the Company entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of Intellectual Property, over which they might have claim, to the Company in exchange for a long term service contract and other consideration.

With the conclusion of these agreements, the Company wholly owns the TickAnalyst technology in its entirety.

Management fees and research and development costs of $502,241, as compared to $332,074 in 2009, were paid to officers and directors of the Company during 2010.

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

Our financial statements are set forth under “Item 17 – Financial Statements”.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2005 to October 31, 2006	$0.415	$0.11
November 1, 2006 to October 31, 2007	$1.07	$0.255
November 1, 2007 to October 31, 2008	$0.67	$0.29
November 1, 2008 to October 31, 2009	$0.42	$0.21
November 1, 2009 to October 31, 2010	$0.35	$0.08

Fiscal Quarter

November 2008 to January 2009	$0.415	$0.26
February 2009 to April 2009	$0.38	$0.28
May 2009 to July 2009	$0.39	$0.21
August 2009 to October 2009	$0.34	$0.22
November 2009 to January 2010	$0.29	$0.16
February 2010 to April 30 2010	$0.35	$0.15
May 2010 to July 2010	$0.18`	$0.11
August 2010 to October 2010	$0.17	$0.08
November 2010 to January 2011	$0.16	$.011

Month

October 2010	$0.17	$0.08
November 2010	$0.16	$0.11
December 2010	$0.16	$0.12
January 2011	$0.16	$0.12
February 2011	$0.14	$0.10
March 2011	$0.12	$0.08

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2005 to October 31, 2006	$0.37	$0.105
November 1, 2006 to October 31, 2007	$0.92	$0.192
November 1, 2007 to October 31, 2008	$0.72	$0.26
November 1, 2008 to October 31, 2009	$0.33	$0.16
November 1, 2009 to October 31, 2010	$0.35	$0.08

Fiscal Quarter

August 2008 to October 2008	$0.47	$0.26
November 2008 to January 2009	$0.32	$0.19
February 2009 to April 2009	$0.31	$0.21
May 2009 to July 2009	$0.31	$0.16
August 2009 to October 2009	$0.28	$0.16

Period	High	Low
November 2009 to January 2010	$0.27	$0.16
February 2010 to April 2010	$0.35	$0.15
May 2010 to July 2010	$0.17	$0.11
August 2010 to October 2010	$0.17	$0.08
November 2010 to January 2011	$0.16	$0.11

Month
October 2010	$0.17	$0.08
November 2010	$0.16	$0.11
December 2010	$0.16	$0.12
January 2011	$0.16	$0.12
February 2011	$0.14	$0.10
March 2011	$0.12	$0.08

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

C. Material Contracts

Intellectual Property Transfer Agreements

As of October 31, 2010, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired.

In September 2010, the Company entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of Intellectual Property, over which they might have claim, to the Company in exchange for a long term service contract and other consideration.

With the conclusion of these agreements, the Company wholly owns the TickAnalyst technology in its entirety.

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

Material U.S. Federal Income Tax Considerations

The following is a general discussion of material U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. United States alternative minimum tax considerations are not addressed this summary. In addition, this discussion does not cover any state, local or foreign tax consequences, nor does it address any U.S. federal, gift, state or generation skipping transfer tax consequences. (See “Taxation – Canadian Federal Income Tax Consequences” above).

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

Circular 230 Disclosure

Any statement made herein regarding any U.S. federal tax issue is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

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

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, non-resident alien individuals, U.S. tax expatriates or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, and persons that own, directly or indirectly or by attribution 10% or more of the company’s outstanding voting share capital or voting power. (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code. This summary is limited to U.S. Holders who hold common shares directly (e.g. not through an intermediary entity such as a corporation, partnership, limited liability company or trust).

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

Dividend not Eligible for Reduced Tax Rate. Dividends received on or before December 31, 2012 by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code if we were not a Passive Foreign Investment Company (“PFIC”). A corporation that is properly described as a PFIC, as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

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

Management Believes Company is a Passive Foreign Investment Company.

General Discussion. We believe that we qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2010, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of these three alternative tax regimes.

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the quarterly average value during a taxable year of the corporation’s assets that produce, or are held for the production of, passive income which is 50% or more of the average value of all assets held by the corporation.“Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income and assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2009 and 2010 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2011. There can be no assurance that our determination concerning our PFIC status will not be challenged.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. Under this regime, (i) the excess distribution or gain would be allocated ratably to each day of the U.S. Holder’s holding period for the common shares, (ii) the amount allocated to the current taxable year and to any taxable year in which the corporation was a PFIC would be treated as ordinary income for the year of disposition and (iii) the amount allocated to each other year would be subject to tax at the highest rate of tax in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which is nondeductible.

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

Information Filing

Each U.S. Holder generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. In addition, U.S. Holders must file such other annual information as may be required by the U.S. Treasury Department in subsequent guidance. Each U.S. Holder should consult its tax advisor regarding these and any other applicable information or other reporting requirements.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their particular U.S. federal income tax situation.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income. Under current law, there are only two baskets, “passive category income” and “general category income”. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Unused foreign tax credits can generally be carried back one year and forward ten years. Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive category income”.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of our common shares should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Backup Withholding Tax

Backup withholding of U.S. federal income tax, currently at a rate of 28%, may apply to certain payments made to a non-corporate U.S. Holder who:

  fails to provide an accurate taxpayer identification number (generally on Form W-9);
  is notified by the IRS that backup withholding is required; or
  in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle that holder to a refund, provided that certain required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisor regarding the backup withholding tax rules applicable to them with respect to their ownership of Common Shares.

2010 Legislative Developments

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, the Company may require U.S. Holders to provide certain tax and reporting information necessary for the Company to comply with new reporting obligations. If a U.S. Holder does not provide such information, the U.S. Holder will generally be subject to U.S. withholding tax on payments made by the Company after January 1, 2013 in accordance with this new legislation.

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

Judiciary Plaza	500 West Madison
Room 1024	Suite 1400
Washington, DC 20549	Chicago, IL 60661

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

Based on this evaluation, the our President and Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2010, our disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our management recognizes that any controls and procedures no matter how well designed or operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives. However, because of the inherent limitations in all control systems, even after the remediation efforts described above, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company, have been detected.

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

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of October 31, 2010 and onwards.

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

ITEM 16A:       AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, our board of directors had made the determination that two audit committee financial experts, Mr. James Leman and Mr. Joseph Francese serve on the Audit Committee. Also, we believe that Mr. Francese is “independent” under applicable rules of the Securities and Exchange Commission.

ITEM 16B:       CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officers as such a code is not required under applicable Canadian laws.

ITEM 16C:       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Collins Barrow Edmonton LLP (“Collins Barrow”), audited our consolidated financial statements for the years ended October 31, 2009 and October 31, 2008. Smythe Ratcliffe, LLP audited our consolidated financial statements for the year ended October 31, 2010.

Audit Fees

Fees billed by Symthe Ratcliffe, LLPP for professional services totaled $36,822 for the year ended October 31, 2010. Fees billed by Collins Barrow for professional services totaled $65,000 for the year ended October 31, 2009. Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

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

There were no fees in 2010 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:       PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased	(b) Weighted Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2009 to November 30, 2009	Nil	N/A	Nil	Nil
December 1, 2009 to December 31, 2009	Nil	N/A	Nil	Nil
January 1, 2010 – January 31, 2010	Nil	N/A	Nil	Nil
February 1, 2010 to February 29, 2010	Nil	N/A	Nil	Nil
March 1, 2010 to March 31, 2010	Nil	$0.17	Nil	120,000(1)
April 1, 2010 to April 30, 2010	Nil	N/A	Nil	Nil
May 1, 2010 to May 31, 2010	1,525,000 (2)	$0.20	1,525,000 (2)	1,525,000 (2)
June 1, 2010 to June 30, 2010	Nil	N/A	Nil	Nil
July 1, 2010 to July 31, 2010	Nil	N/A	Nil	Nil
August 1, 2010 to August 31, 2010	Nil	N/A	Nil	Nil

	(a) Total Number of Shares (or Units) Purchased	(b) Weighted Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
September 1, 2010 to September 30, 2010	Nil	N/A	Nil	Nil
October 1, 2010 to October 31, 2010	7,130,000(3)	$0.10	7,130,000(3)	7,130,000(3)

Notes:

(1)

120,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 within 6 months; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

(2)

1,525,000 common shares issued pursuant to a private placement at $0.20 per common share, and 1,525,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share for 24 months following the date of closing will expire May 27, 2012. The private placement closed on May 27, 2012, and its closing was publicly announced on May 27, 2012.

(3)

7,130,000 common shares issued pursuant to a private placement at $0.10 per common share, and 7,130,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 per common share for 24 months following the date of closing will expire October 12, 2012. The private placement closed on October 12, 2012, and its closing was publicly announced on October 12, 2012.

PART III

ITEM 17:       FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

  our balance sheets as at October 31, 2010 and October 31, 2009;

  statements of operations and comprehensive loss for the periods ended October 31, 2010, 2009 and 2008;

  statements of shareholders’ equity for the periods ended October 31, 2010, 2009 and 2008; and

  statements of cash flows for the periods ended October 31, 2010, 2009 and 2008.

The consolidated financial statements as at and for the year ended October 31, 2010 were audited by Symthe Ratcliffe LLP, our Independent Registered Chartered Accountants. The consolidated financial statements as at the years ended October 31, 2009 and 2008 were audited by Collins Barrow, Edmonton LLP.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 17. All figures are expressed in Canadian dollars.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF TITAN TRADING ANALYTICS INC.
(A DEVELOPMENT STAGE COMPANY)

We have audited the consolidated balance sheet of Titan Trading Analytics Inc. as of October 31, 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2009 and for the years ended October 31, 2009 and 2008, and the cumulative totals from 2002 (inception of development stage) were audited by another firm of auditors who expressed an opinion without reservation on those statements in their report dated February 15, 2010.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
February 8, 2011

COMMENTS BY AUDITORS FOR US READERS

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 8, 2011, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
February 8, 2011

PAGE
Consolidated Balance Sheets	58
Consolidated Statements of Operations and Comprehensive Loss	59
Consolidated Statements of Shareholders’ Equity	60
Consolidated Statements of Cash Flows	61
Notes to Consolidated Financial Statements	62 - 88

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	October 31,	October 31,

	2010	2009
ASSETS
CURRENT
Cash	$209,736	$83,162
Short-term investment (Note 3)	60,000	90,000
Other receivables	10,088	35,180
Prepaid expenses and deposits	37,727	27,743
	317,551	236,085
Restricted cash (Note 4)	---	2,520
Deposit	24,074	27,749
Property and equipment (Note 5)	425,468	603,043
Technology rights (Note 6)	398,000	---

	$1,165,093	$869,397

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 11)	$187,971	$181,851
Loans and advances (Note 7)	2,111	296,096
	190,082	477,947
Deferred lease inducements	76,574	99,554
Convertible debentures (Note 8)	283,509	---

	550,165	577,501

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	15,845,770	13,591,954
Warrants (Note 9)	1,901,217	1,115,875
Contributed surplus (Note 9)	2,899,907	2,276,357
Convertible debentures – equity component (Note 8)	11,564	---
Deficit accumulated in development stage	(16,888,418)	(13,537,178)
Deficit	(3,155,112)	(3,155,112)
	614,928	291,896

	$1,165,093	$869,397

Nature of Operations and Going Concern (Note 1)
Commitments (Note 12)
Subsequent Events (Note 19)

Approved by the Board:

“John Coulter”	“James Leman”
Director	Director

See accompanying notes to consolidated financial statements.	60

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(expressed in Canadian dollars)

				Cumulative
	Years Ended October 31			from 2002
				(inception of
				development
	2010	2009	2008	stage)

EXPENSES
Research and development (Note 11)	$873,215	$1,078,379	$871,222	$5,849,284
General and administrative (Note 11)	1,903,159	2,279,935	1,730,916	9,388,200
Amortization	177,575	186,774	147,779	833,184
Bank charges and interest, net	28,455	11,844	1,671	109,533
Loss on short-term investment	---	---	350,467	353,467
Gain on foreign exchange	(5,287)	(28,183)	(26,070)	(19,373)

Net loss and comprehensive loss for the period	$(2,977,117)	$(3,528,749)	$(3,075,985)	$(16,514,295)

LOSS PER SHARE – Basic and diluted	$(0.05)	$(0.07)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	61,292,998	51,951,767	44,032,360

See accompanying notes to consolidated financial statements.	61

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(expressed in Canadian dollars)

	Years Ended October 31, 2010, 2009 and 2008
				Convertible
	Share		Contributed	Debentures
	Capital	Warrants	Surplus	- Equity	Deficit	Total

October 31, 2007	$8,795,045	$495,776	$544,682	$--	$(10,087,556)	$(252,053)

Net loss					(3,075,985)	(3,075,985)
Expired/forfeited warrants		(200,550)	200,550			---
Stock options exercised	47,905		(14,405)			33,500
Warrants exercised	733,783	(129,017)				604,766
Private placements	2,168,586	812,430				2,981,016
Warrants modified	(37,664)	37,664				---
Stock compensation expense			548,342			548,342

October 31, 2008	11,707,655	1,016,303	1,279,169		(13,163,541)	839,586

Net loss					(3,528,749)	(3,528,749)
Expired/forfeited warrants		(239,077)	239,077			---
Stock options exercised	169,120		(49,820)			119,300
Private placements	1,644,179	338,649				1,982,828
Shares issued for service	71,000					71,000
Stock compensation expense			807,931			807,931

October 31, 2009	13,591,954	1,115,875	2,276,357		(16,692,290)	291,896

Net loss					(2,977,117)	(2,977,117)
Private placements	2,266,364	626,049				2,892,413
Returned to treasury	(12,548)	(3,524)			(9,306)	(25,378)
Warrants extension		162,817			(162,817)	---
Stock compensation expense			623,550			623,550
Convertible debentures				11,564		11,564
Technology rights payment in excess of carrying value					(202,000)	(202,000)

October 31, 2010	$15,845,770	$1,901,217	$2,899,907	$11,564	$(20,043,530)	$614,928

See accompanying notes to consolidated financial statements.	62

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

		Years Ended October 31						Cumulative from
								2002(inception
								of development
		2010		2009		2008		stage)

OPERATING
Net loss for the period		$(2,977,117)		$(3,528,749)		$(3,075,985)		$(16,514,295)
Adjustments for non-cash items
Amortization of property and equipment		177,575		186,774		147,779		833,184
Research and development		---		71,000		---		645,235
Stock compensation expense		623,550		807,931		548,342		2,409,685
Loss on disposal of equipment		---		---		---		1,021
Amortization of deferred lease inducements		(22,980)		(15,316)		---		(38,296)
Accretion interest		1,073		---		---		1,073
Foreign exchange gain		2,469		---		---		2,469
Net changes in non-cash working capital balances:
Prepaid expenses and deposits		(6,309)		6,690		(30,521)		381
Other receivables		25,092		(35,180)		---		(66,524)
Accounts payable and accrued liabilities		6,120		61,365		(212,138)		155,265
Cash used in operating activities		(2,170,527)		(2,445,485)		(2,622,523)		(12,570,802)
INVESTING
Due from related parties		---		58,754		(58,754)		---
Loan receivable		---		---		---		(62,735)
Purchase of property and equipment		---		(47,179)		(731,147)		(980,703)
Purchase of technology rights		(600,000)		---		---		(600,000)
Proceeds from deferred lease inducements		---		114,870		---		114,870
Restricted cash		2,520		227,409		(203,972)		25,957
Short-term investment		30,000		---		140,628		(55,087)
Cash provided by (used in) investing
activities		(567,480)		353,854		(853,245)		(1,557,698)
FINANCING
Issue of share capital, net of issue costs		2,892,413		2,102,128		3,619,282		13,530,618
Redemption of common shares		---		---		---		(15,000)
Loans and advances		(293,985)		(222,929)		131,836		169,731
Convertible debentures		294,000		---		---		294,000
Shares returned to treasury		(25,378)		---		---		(25,378)
Cash provided by financing activities		2,867,050		1,879,199		3,751,118		13,953,971
EFFECT OF EXCHANGE RATE CHANGES		(2,469)		(39,360)		40,940		8,848
INCREASE (DECREASE) IN CASH		126,574		(251,792)		316,290		(165,681)
CASH, BEGINNING OF PERIOD		83,162		334,954		18,664		375,417
CASH, END OF PERIOD		$209,736		$83,162		$334,954		$209,736
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest		$15,222		$12,522		$7,500		$111,364
Income taxes paid	$	---	$	---	$	---	$	---
Supplementary information:
Shares issued for services	$	---		$71,000	$	---	$	---

See accompanying notes to consolidated financial statements.	63

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
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

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $20,043,530 at October 31, 2010 (2009 - $16,692,290).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the next twelve-month period, including reducing operating losses and obtaining additional or new financing in order to advance its business plan. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2011. However, management can provide no assurance thereon.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the Canadian dollar as the Company’s functional and reporting currency. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA, LLC and Titan Trading USA, LLC. All significant inter-company balances and transactions have been eliminated on consolidation.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

Research and Development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. There were no development costs capitalized during the year ended October 31, 2010.

Property and Equipment

Computer equipment is recorded at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are recorded at cost less accumulated amortization and are amortized over the lease term.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of the assets would be written down to fair value when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Technology Rights

All rights to intellectual property and the mutual covenants and agreements related to the products of Titan (the “IP”) are recorded at the carrying value for transactions with related parties with the difference of the fair value of consideration paid recorded to deficit. No amortization has been recorded as at October 31, 2010 as the life of the IP is indeterminable.

Deferred Lease Inducement

Lease inducements received in the form of leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible Debentures

The Company’s convertible debentures are considered to be a compound financial instrument that contains both a debt component and an equity component.

On issuance of the convertible debentures, the fair value of the equity component is determined using the Trinomial Barrier Model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until conversion and risk- free interest rates. The value is recorded as equity and the remainder of the proceeds are allocated as a separate component of debt. Transaction costs are appointed between the debt and equity component based on their respective carrying amounts when the instruments are issued.

On conversion, the carrying amount of the debt component and the equity component are transferred to share capital. In the event that the instrument is settled in cash, the transaction is treated as an extinguishment of the instrument and a gain or loss on the extinguishment of the liability component is recognized in the current period operations while any gain or loss on the equity component is applied to contributed surplus.

The interest cost recognized in respect of the debt component represents the accretion of the liability, over its expected life using the effective interest method, to the amount that would be payable if redeemed.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation. Under the temporal method, monetary assets and liabilities are translated at the rate of exchange prevailing at year-end, non-monetary assets and liabilities are translated at average rates of exchange during the year, with the exception of amortization, which is translated at historical exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred. Gains and losses resulting from translation adjustments are included in operations.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, rates and useful lives for the amortization of property and equipment and technology rights, fair value of financial instruments, and determining the fair value of stock-based compensation and the valuation of warrants and equity portion of convertible debentures.

Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the weighted average method to determine the fair value of warrants issued.

Loss per Share

Basic loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to share capital.

Non-monetary Transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

  Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e, as prices) or indirectly (i.e, derived from prices); and
  Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Future Accounting Pronouncements

a) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the Canadian Institute of Chartered Accountants issued Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non- controlling Interests”, which replace Sections 1581, “Business Combinations”, and 1600, “Consolidated Financial Statements”. Section 1582 is applicable for the Company’s business combinations with acquisition dated on or after November 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establish standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s financial statements for its fiscal year beginning November 1, 2011. Early adoption of this section is also permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements (continued)

b) International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board will require all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare both current and comparative financial information using IFRS. While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements. While the Company has begun assessing the adoption of IFRS for the fiscal year ending October 31, 2012, the financial impact of the transition to IFRS cannot be reasonably determined at this time.

3.	SHORT-TERM INVESTMENT

Short-term investment consists of a $60,000 (2009 - $90,000) guaranteed investment certificate bearing interest at prime less 2.00%, maturing September 2, 2011. The investment is collateral for a $60,000 (2009 - $90,000) letter of credit, which has been issued by the Company for their leased premises.

4.	RESTRICTED CASH

Restricted cash consists of amounts held in a trading account for the purpose of trading securities to test the financial trading software that the Company is developing. As at October 31, 2010 there is no restricted cash.

5.	PROPERTY AND EQUIPMENT

	2010			2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment	$328,865	$222,256	$106,609	$328,865	$174,429	$154,436

Office furniture	88,349	41,643	46,706	88,349	29,877	58,472

Leasehold improvements	589,908	317,755	272,153	589,908	199,773	390,135
	$1,007,122	$581,654	$425,468	$1,007,122	$404,079	$603,043

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

6.	TECHNOLOGY RIGHTS

The Company purchased all rights to the algorithms and codes for software from a non-arm’s length party for cash consideration of $600,000.

	2010		2009

Purchase of technology rights	$600,000	$	---
Allocation of excess of exchange amount from carrying value acquired from related party to deficit	(202,000)		---

	$398,000	$	---

No amortization was taken during the year.

7.	LOANS AND ADVANCES

	2010	2009

Loan payable, is due to a Director of the Company. The loan is non-interest-bearing, unsecured and has no fixed terms of repayment	$2,111	$5,198
Advance from a third party, bears no interest, is unsecured and is due on demand	---	290,898

	$2,111	$296,096

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

8.	CONVERTIBLE DEBENTURES

On August 27, 2010, the Company issued $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest of 12% per annum. The maturity date can be reduced to August 26, 2011 at the option of the holder. The debentures will be convertible into units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the debt and equity components as follows:

	2010		2009
Face value of convertible debentures	$294,000	$	---
Portion of convertible debentures allocated to equity	(11,564)		---
	282,436		---
Interest expense	1,073		---
	$283,509	$	---

The assumptions used to fair value the equity component of the convertible debentures are as follows:

Expected dividend rate	0%
Expected volatility	95.78%
Risk-free interest rate	1.26
Expected life of the debenture term	2 years

The present value of the contractual obligation of the convertible debentures as at October 31, 2010 is $265,000 and is calculated using the effective interest rate of 15%.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL

Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares with no par value
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

	Common Shares		Warrants
	Shares	Amount	Warrants		Amount

Balance, October 31, 2001	9,812,966	$3,715,938	680,000	$	---
Issued for cash	---	---	---		---

Balance, October 31, 2002	9,812,966	3,715,938	680,000		---
Warrants expired	---	---	(680,000)		---

Balance, October 31, 2003	9,812,966	3,715,938	---		---
Private placements	3,211,999	242,456	3,211,999		116,544
Share issuance costs	---	(9,800)	---		---

Balance, October 31, 2004	13,024,965	3,948,594	3,211,999		116,544
Private placements	5,455,110	878,014	4,655,014		154,561
Warrants exercised	430,000	72,240	(430,000)		(20,640)
Shares issued for debt	3,736,324	472,309	---		---
Shares issuance costs	---	(77,652)	---		---
Warrants expired and forfeited	---	---	(859,999)		(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014		229,025
Private placements	6,012,765	1,157,590	3,006,388		345,776
Warrants exercised	2,155,333	363,920	(2,155,333)		(85,947)
Warrants issued in software transfer	---	---	(2,000,000)		---
Warrants expired and forfeited	---	---	(983,500)		(58,274)
Share issuance costs	---	(97,337)	---		(21,070)

Balance, October 31, 2006	30,814,497	$6,717,678	8,444,569		$409,510

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2006	30,814,497	$6,717,678	8,444,569	$409,510
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904	---	---
Warrants expired and forfeited	---	---	(581,667)	(11,633)
Shares issued for service	300,000	249,000	---	---
Share issuance costs	---	(92,260)	---	(17,364)

Balance, October 31, 2007	37,813,699	8,795,045	6,508,131	495,776
Private placement	9,571,234	2,243,139	6,035,617	841,855
Warrants exercised	1,494,412	733,783	(1,494,412)	(129,017)
Stock options exercised	335,000	47,905	---	---
Warrants expired and forfeited	---	---	(1,358,087)	(200,550)
Warrants modified	---	(37,664)	---	37,664
Share issuance costs	---	(74,553)	---	(29,425)

Balance, October 31, 2008	49,214,345	11,707,655	9,691,249	1,016,303
Private placement	7,743,533	1,693,027	3,871,767	352,233
Stock options exercised	1,160,000	169,120	---	---
Warrants expired and forfeited	---	---	(1,655,632)	(239,077)
Share issuance costs	---	(48,848)	---	(13,584)
Shares issued for services	200,000	71,000	---	---

Balance, October 31, 2009	58,317,878	13,591,954	11,907,384	1,115,875
Private placements	24,785,750	2,296,821	24,785,750	632,878
Warrants extended	---		---	162,817
Warrants expired and forfeited	---	---	2,000,000	---
Share issuance costs	---	(30,457)	---	(6,829)
Return to treasury	(84,600)	(12,548)	(42,300)	(3,524)

Balance, October 31, 2010	83,019,028	$15,845,770	34,650,834	$1,901,217

2010

On May 27, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $902,250. The Company issued 4,511,250 units at $0.20 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring May 27, 2012. Of the gross proceeds, $661,370 and $240,880 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $4,000 in finder’s fees and incurred other share issue costs of $6,067.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

2010 (continued)

On October 12, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $1,982,450. The Company issued 19,824,500 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. Of the gross proceeds, $1,600,389 and $382,061 have been allocated to common shares and warrants, respectively, using the relative fair value method. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires February 12, 2011. The Company paid a total of $14,500 in finder’s fees to arm’s length parties and incurred other share issue costs of $11,630.

On October 20, 2010, the Company closed a non-brokered private placement of units, which raised $45,000. The Company will issue 450,000 Units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires February 20, 2011. Of the gross proceeds, $35,063 and $9,937 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid $1,089 in share issue costs.

2009

On March 17, 2009, the Company closed a non-brokered private placement of units for gross proceeds of $656,260. The Company issued 2,187,533 units at $0.30 per unit. Each unit consists of one common share and one-half of one warrant. Each whole warrant is exercisable into one common share at a price of $0.45 during the first year following the date of closing and at $0.60 during the subsequent year, and will expire March 17, 2011. Of the gross proceeds, $512,335 and $143,925 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $44,056 in finder’s fees.

On October 15, 2009, the Company closed a non-brokered private placement of units for gross proceeds of $1,389,000. The Company issued 5,556,000 units at $0.25 per unit. Each unit consists of one common share and one-half of one warrant. Each whole warrant is exercisable into one common share at a price of $0.375 during the first year following the date of closing and at $0.50 during the subsequent year, and will expire October 15, 2011. Of the gross proceeds, $1,180,692 and $208,308 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $18,376 in finder’s fees.

During 2009, a total of 1,160,000 options were exercised.

In April 2009, the Company granted 200,000 shares for service to consultants of the Company. The fair value of the shares was determined on the date of issue to be $0.355 per share. As a result, the Company has recorded the cost of the shares at $71,000 and a consulting fee expense of $71,000.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

2009 (continued)

Pursuant to disinterested shareholder approval on October 2, 2009, the Software Transfer Agreements were further amended and the TSX Venture Exchange approved such amendments on November 10, 2009.

According to the amended terms of the Software Transfer Agreements, commencing June 1, 2008, an aggregate of 4,500,000 shares and 2,000,000 performance warrants would be issued based on gross revenues from TickAnalyst as follows:

If, between June 1, 2009 and May 31, 2010, Titan achieves cumulative gross revenue of at least $400,000, then 1,500,000 shares would be released after September 30, 2009. If, in the same period, Titan achieves cumulative gross revenue of at least $800,000, an additional 1,500,000 shares would be released after January 31, 2010. If, in the same period, Titan achieves cumulative gross revenue of at least $1,200,000, an additional 1,500,000 shares would be released after May 31, 2010 and 1,000,000 performance warrants at $0.50 would be exercisable for the six-month period June 1, 2010 to November 30, 2010. If, between June 1, 2010 and May 31, 2011, Titan achieves cumulative gross revenue of at least $1,800,000, an additional 1,000,000 performance warrants at $1.00 would be exercisable for the six-month period of June 1, 2011 to November 30, 2011.

During the year ended October 31, 2010, the gross revenue milestones were not achieved and therefore, no common shares are issuable and the performance warrants have been forfeited. The Company is currently reviewing possible avenues for restructuring of the Software Transfer Agreements.

In connection with the Software Transfer Agreements, the Company entered into consulting agreements with each of Cignal and Mr. Gossland, whereby they provided consulting services to the Company until October 31, 2008. Both Mr. Gossland and Mr. Carrozza continue to provide services to the Company on a month to month basis. The Company is currently making formal service contract arrangements with both Mr. Gossland and Mr. Carrozza.

The fair value of the common shares and warrants and the change in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements, as the issuance of the shares and warrants are subject to performance conditions that have not been met.

Escrowed Shares

As at October 31, 2010, there were no common shares held in escrow.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Stock Options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company. These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded. The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 5% of the outstanding common shares. The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares. The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favourable terms than one-third of the total number of options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant. Options expire no later than the tenth anniversary of the date of grant or as determinined by the Committee. All rights to purchase shares pursuant to the plan terminate: (i) if the Optionee shall no longer be a director or officer of, be in the employ of, or be providing ongoing management or consulting services to the Company at a certain date (the “Cessation Date”) the Option shall terminate on the earlier of the expiry date of the Option and a reasonable period (the “Cancellation Period”) following the Cessation Date where the Cancellation Period shall be at the discretion of the Committee on a case-by-case basis optionee ceasing to be a director, officer, employee or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

During the year ended October 31, 2010, the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
November 13, 2009	1,300,000	$0.25	November 13, 2014
November 25, 2009	25,000	$0.27	November 25, 2014
March 3, 2010	1,405,000	$0.17	March 3, 2015
May 28, 2010	1,350,000	$0.17	May 28, 2015
October 15, 2010	50,000	$0.10	October 15, 2015

The stock-based compensation relates to compensation for services as follows:

	2010	2009
Research and development	$142,626	$277,890
General and administrative	480,924	530,041
	$623,550	$807,931

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes the activity of stock options as follows:

Year	2010		2009

		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at beginning of year	9,130,593	$0.33	7,810,593	$0.29
Granted	4,130,000	$0.19	3,165,000	$0.34
Exercised	---		(1,160,000)	$0.10
Forfeited or expired	(1,870,593)	$0.27	(685,000)	$0.41
Outstanding at end of year	11,390,000	$0.29	9,130,593	$0.33
Exercisable at end of year	8,620,004	$0.32	6,917,252	$0.33

The following table summarizes information on stock options outstanding and exercisable at October 31, 2010

			Weighted Average
			Remaining
	Number	Number	Contractual Life
Exercise Price	Outstanding	Exercisable	(years)
0.315	360,000	360,000	0.6
0.30	1,560,000	1,560,000	1.2
0.69	200,000	200,000	1.7
0.50	50,000	50,000	1.8
0.37	1,085,000	1,085,000	2.2
0.50	190,000	190,000	2.3
0.34	50,000	50,000	2.6
0.335	150,000	150,000	2.7
0.30	900,000	900,000	2.8
0.36	510,000	510,000	2.8
0.36	350,000	350,000	3.0
0.305	50,000	50,000	3.2
0.33	1,205,000	1,205,000	3.3
0.355	600,000	600,000	3.5
0.25	1,300,000	433,334	4.0
0.27	25,000	8,334	4.1
0.17	1,405,000	468,336	4.3
0.17	1,350,000	450,000	4.6
0.10	50,000	---	5.0

	11,390,000	8,620,004	3.1

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Stock Options (continued)

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date under the following weighted- average assumptions:

	Options		Warrants
	2010	2009	2010	2009
Weighted-average grant date fair value per share option or warrant	0.19	0.25	0.03	0.09
Expected dividend rate	0%	0%	0%	0%
Expected volatility	116%	120%	94%	99%
Risk-free interest rate	2.55%	2.36%	1.42%	1.49%
Expected life of options or warrants in years	5 yrs.	5 yrs.	2 yrs.	2 yrs.

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes information on warrants outstanding at October 31, 2010:

	Number
Exercise Price	Outstanding	Expiry Date

$0.60	1,518,117	December 7, 2010	(*)
$0.35	1,000,000	March 6, 2011	(*)
$0.40	1,017,500	July 29, 2012	(*)
$0.40	2,500,000	August 19, 2012	(*)
$0.60	1,051,467	March 17, 2011
$0.50	2,778,000	October 15, 2011
$0.30	4,511,250	May 27, 2012
$0.30	19,824,500	October 12, 2012
$0.30	450,000	October 20, 2012
	34,650,834

(*)During the year, the company extended the expiry date of warrants. The extension resulted in an additional fair value of $162,817 and it is recorded as increase to warrants and an increase in deficit.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Contributed Surplus

	2010	2009
Balance, beginning of year	$2,276,357	$1,279,169
Stock compensation expense	623,550	807,931
Expired and forfeited warrants	---	239,077
Exercise of stock options	---	(49,820)
Balance, end of year	$2,899,907	$2,276,357

10.	FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the statuary income tax rates to loss before income taxes. The differences are as follows:

		2010		2009		2008
Computed tax recovery		$(838,498)		$(1,026,160)		$(914,798)
Foreign rate differential		(56,806)		(20,106)		(35,139)
Non-deductible expenses		186,251		61,260		206,294
Other temporary differences		31,470		(28,157)		(25,083)
Unrecognized losses		677,583		1,013,163		768,726
	$	---	$	---	$	---

The tax effect of significant temporary differences is as follows:

		2010		2009		2008

Operating loss carry-forwards		$3,990,920		$3,595,119		$2,819,387
Other temporary differences		210,281		98,064		87,947
Future income tax assets before valuation allowance		4,201,201		3,693,183		2,907,334
Valuation allowance		(4,201,201)		(3,693,183)		(2,907,334)
Future income tax assets	$	---	$	---	$	---

The Company has determined that realization is not more likely than not and, therefore, a full valuation allowance against the future income tax assets has been recorded.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

10.	FUTURE INCOME TAXES

The losses expire as follows:

		Loss
		carry-	Loss carry-
		forwards	forwards
		in the	in Canada	Total
		United
		States

2014	$	---	$458,893	$458,893
2015		---	1,362,971	1,362,971
2026		173,617	3,335,533	3,509,150
2027		318,554	2,028,924	2,347,478
2028		668,114	1,798,540	2,466,654
2029		335,681	3,112,072	3,447,753
2030		831,308	1,443,651	2,274,959

Total		$2,327,274	$13,540,584	$15,867,858

11.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2010		2009		2008
Management and consulting fees	$382,241		$94,500		$184,500
Research and development	$120,000		$237,574		$258,182
Finders fees	$10,000	$	---	$	---

Management and consulting fees are paid to directors and officers of the Company and are reflected in general and administrative expenses.

Research and development fees are paid to directors and companies controlled by directors.

Included in accounts payable and accrued liabilities is $26,614 (2009 - $27,548) payable to directors of the Company and companies controlled by directors.

The related party transactions are in the normal course of operations and are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

12.	COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total
2011	$78,768
2012	65,640
$144,408

13.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company has classified its financial instruments as follows:

  Cash, short-term investment and restricted cash are classified as held-for-trading.
  Accounts payable, loans and advances, and convertible debentures are classified as other financial liabilities.

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance. The Company’s exposure to and management of credit risk, market risk and liquidity risk related to financial instruments below have not changed for the 2010 fiscal year.

(a) Fair Value

The Company's financial instruments consist of cash, short-term investment, restricted cash, accounts payable, loans and advances, and convertible debentures. The fair values of cash, short-term investment and accounts payable approximate their carrying values due to their short-term nature, unless otherwise noted. Other receivables consist of taxes receivable from a government agency and is not a financial instrument. The fair value of loans and advances cannot be reliably determined, as there is no market for loans that are non-interest-bearing and have no terms of repayment.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

13.	FINANCIAL INSTRUMENTS (continued)

(b) Credit Risk

The Company is exposed to credit risk in its cash, short-term investment and restricted cash. The maximum exposure of the credit risk is the full carrying value of the financial instrument. The Company minimizes the credit risk of cash, short-term investment and restricted cash by only dealing with credit-worthy financial institutions.

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009
Cash	$209,736	$83,162
Short-term investment	60,000	90,000
Restricted cash	---	2,520

	$269,736	$175,682

(c) Market Risk

(i)	Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates. As at October 31, 2010, the Company is exposed to currency risk through its cash denominated in US dollars. As at October 31, 2010, US denominated cash amounted to US$65,007. Based on the balances at October 31, 2010, net loss will increase or decrease approximately $650 given a 1% increase or decrease, respectively, in the foreign exchange rate.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates. It is management’s opinion the Company is not exposed to any significant interest rate risk.

(iii)	Financial Market Risk

The Company’s exposure to financial market risk is limited since there are no significant financial instruments, including hedges on currencies or commodities, which will fluctuate as a result of changes in market prices.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

13.	FINANCIAL INSTRUMENTS (continued)

(d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available. The Company expects to generate sufficient cash through the issuance of shares or related party loans. As at October 31, 2010, the Company had accounts payable of $101,291 (2009 - $114,541) and loans and advances payable of $2,111 (2009 - $296,096), which are due for payment in the short-term (0 – 3 months). The convertible debentures and the interest payments totaling $358,680 are due within two years.

14.	SEGMENTED INFORMATION

Substantially all of the Company’s property and equipment is located in Canada.

15.	ACCRUED LIABILITIES

The Company’s accrued liabilities include the following amounts:

	2010		2009
Due to employees	$12,699	$	---
Due to taxation authorities	8,606		1,312
Others	57,248		66,000
	$78,553		$67,312

16.	CAPITAL MANAGEMENT

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

16.	CAPITAL MANAGEMENT (continued)

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements. There have been no changes to capital management by the Company during the year.

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP. There are no material variations between the financial position of the Company and the results of its operations and cash flows under Canadian GAAP and United States generally accepted accounting principles (“US GAAP”), except as follows:

Technology Rights

Under US GAAP, transactions with related parties are measured at the exchange amount, which is the amount of consideration agreed upon by the transacting parties. For the acquisition of technology rights, the exchange amount was $600,000. For Canadian GAAP purposes, transactions with related parties not in the normal course of business where the amount of the exchange is not supported by independent evidence is measured at the carrying value to the related party, which is $398,000, with any discrepancy recorded as a charge to deficit.

Convertible Debentures

Under US GAAP, convertible debt instruments are classified as debt until converted to equity. The conversion feature of convertible debentures is recognized separately only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under Canadian GAAP, the convertible debentures are bifurcated into a debt component and an equity component. The effect of recording the convertible debentures as debt would be to reduce accretion expense by $1,073.

Research and Development

Under US GAAP, all costs incurred to establish technological feasibility of software are expensed as incurred. Costs subsequent to establishing technological feasibility are capitalized until the software is available for release to general customers. Under Canadian GAAP, development costs that meet generally accepted criteria for deferral, which includes achieving technological feasibility, are capitalized and amortized. The Company has not met the criteria of establishing technological feasibility under both Canadian and US GAAP and has not capitalized any development costs.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Stock-based Compensation

Under US GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached. For measurement purposes, Canadian GAAP specifies the same two conditions under US GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date. In fiscal 2009 stock-based compensation recorded for 200,000 common shares issued to consultants for their services would be lower for US GAAP purposes by $19,000.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The impact of these differences is as follows:

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended October 31
	2010	2009	2008

Net loss and comprehensive loss for the year
– Canadian GAAP	$(2,977,117)	$(3,528,749)	$(3,075,985)

Stock compensation expense	-	19,000	-

Accretion interest	1,073	-	-
Net loss and comprehensive loss for the year
– US GAAP	$(2,976,044)	$(3,509,749)	$(3,075,985)

Loss per share – Basic and diluted, Canadian GAAP	$(0.05)	$(0.07)	$(0.07)

Loss per share – Basic and diluted, US GAAP	$(0.05)	$(0.07)	$(0.07)
Weighted average number of common shares outstanding	61,292,998	51,951,767	44,032,360

Consolidated Statements of Cash Flows

	Years Ended October 31
	2010	2009	2008

Cash used in operating activities – Canadian & US GAAP	$(2,170,527)	$(2,445,485)	$(2,622,523)
Cash provided by (used in) investing activities – Canadian & US GAAP	(567,480)	353,854	(853,245)
Cash provided by financing activities – Canadian & US GAAP	2,867,050	1,879,199	3,751,118

Effect of foreign exchange on cash	(2,469)	(39,360)	40,940

(Decrease) increase in cash during the year	126,574	(251,792)	316,290

Cash, beginning of year	83,162	334,954	18,664
Cash, end of year – US GAAP	$209,736	$83,162	$334,954

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Consolidated Balance Sheets

	October 31, 2010	October 31, 2009
Total assets – Canadian GAAP	$1,165,093	$869,397
Technology rights – exchange amount	202,000	-
Total assets – US GAAP	$1,367,093	$869,397

Total liabilities – Canadian GAAP	$550,165	$577,501
Convertible debentures – accretion interest	(1,073)	-
Convertible debentures – equity component	11,564	-
Total liabilities – US GAAP	560,656	577,501

Share capital – Canadian GAAP	15,845,770	13,591,954
Shares issued to consultants	(19,000)	(19,000)
Share capital – US GAAP	15,826,770	13,572,954
Warrants – Canadian and US GAAP	1,901,217	1,115,875
Contributed surplus – Canadian and US GAAP	2,899,907	2,276,357

Convertible debentures – equity component, Canadian GAAP	11,564	-
Convertible debentures – equity component	(11,564)	-
Convertible debentures equity component – US GAAP	-	-

Deficit accumulated in the development stage – Canadian GAAP	(16,888,418)	(13,537,178)
Stock compensation expense – shares issued to consultants	19,000	19,000
Accretion interest	1,073	-
Technology rights	202,000	-
Deficit accumulated in the development stage – US GAAP	(16,666,345)	(13,518,178)
Deficit – Canadian and US GAAP	(3,155,112)	(3,155,112)
Total shareholders' equity – Canadian GAAP	614,928	291,896
Total shareholders' equity – US GAAP	806,437	291,896

Total liabilities and shareholders' equity – Canadian GAAP	1,165,093	869,397
Total liabilities and shareholders' equity – US GAAP	$1,367,093	$869,397

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Impact of Recently Adopted Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends the accounting and reporting guidance for debt (and certain preferred stock) with specific conversion features or other options. ASU 2009-15 was effective January 1, 2010.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controller through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 was effective January 1, 2010.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted.

The adoption of the above standards did not have a significant effect on the Company’s consolidated financial statements.

New Accounting Standards

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

New Accounting Standards (continued)

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985) - Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 changes the accounting model for revenue arrangements that involve a combination of tangible products and software. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue recognition guidance in ASC 985. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted.

The adoption of the above standards is not expected not have a significant impact on the Company’s consolidated financial statements.

18.	COMPARATIVE FIGURES

Certain of the figures for the 2009 fiscal year have been reclassified to conform to the current year’s presentation.

19.	SUBSEQUENT EVENTS

On November 3, 2010, the Company granted 1,930,000 stock options to a director and officer of the Company. The options have an exercise price of $0.11 with a vesting term over an eighteen-month period and a five-year term to expiry.

On November 24, 2010, the Company grante 3,770,000 stock options, in the aggregate, to officers and consultants of the Company. The options have an exercise price of $0.14, with vesting over an eighteen-month period and a five-year term to expiry.

On December 3, 2010, the Company completed a non-brokered private placement of units, which raised $1,022,125. The private placement consisted of 10,221,250 units at $0.10 for total proceeds of $1,022,125. Each unit consists of one common share and one-half of one warrant. Each whole share purchase warrant is exercisable into one common share at a price of $0.30 during the two-year period following the date of the closing and will expire December 3, 2012. The Company paid a total of $88,250 in finder’s fees to arm’s length parties. The units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expires April 4, 2011.

On December 22, 2010, the Company granted 200,000 stock options, in the aggregate, to a consultant of the Company. The options have an exercise price of $0.13, with vesting over an eighteen-month period and a five-year term to expiry.

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

TITAN TRADING ANALYTICS INC.
Dated: April 30, 2011

By: /s/ John Coulter
Mr. John Coulter, President, Chief Executive Officer and Acting Chief Financial Officer

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