Form 20-F/A
TITAN TRADING ANALYTICS INC
filed 2012-01-20
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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
(Check one):
Large Accelerated Filer  ☐                                                           Accelerated Filer  ☐                                                       Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

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

Titan Trading Analytics Inc.
Form 20-F/A Annual Report

PART I		6
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3:	KEY INFORMATION	6
A.	Selected Financial Data	6
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4:	INFORMATION ON THE COMPANY	11
A.	History and Development of the Company	11
B.	Business Overview	12
C.	Organizational Structure	19
D.	Property, Plants and Equipment	19
ITEM 4A:	UNRESOLVED STAFF COMMENTS	19
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19
A.	Operating Results	20
B.	Liquidity and Capital Resources	20
C.	Research and Development, Patents and Licenses, etc.	22
D.	Trend Information	22
E.	Off-balance Sheet Arrangements	22
F.	Tabular Disclosure of Contractual Obligations	22
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	22
A.	Directors and Senior Management	23
B.	Compensation	25
C.	Board Practices	27
D.	Employees	30
E.	Share Ownership	31
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	33
A.	Major Shareholders	33
B.	Related Party Transactions	36
C.	Interests of Experts and Counsel	37
ITEM 8:	FINANCIAL INFORMATION	37
A.	Consolidated Statements and Other Financial Information	37
B.	Significant Changes	38
ITEM 9:	THE OFFER AND LISTING	38
A.	Offer and Listing Details	38

B.	Plan of Distribution	39
C.	Markets	39
D.	Selling Shareholders	39
E.	Dilution	40
F.	Expenses of the Issue	40
ITEM 10:	ADDITIONAL INFORMATION	40
A.	Share Capital	40
B.	Articles of Incorporation	40
C.	Material Contracts	41
D.	Exchange Controls	41
E.	Taxation	41
F.	Dividends and Paying Agents	50
G.	Statement by Expert	50
H.	Documents on Display	50
I.	Subsidiary Information	50
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50
ITEM 12:	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	51
PART II		51
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	51
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	51
ITEM 15:	CONTROLS AND PROCEDURES	51
A.	Disclosure Controls and Procedures	51
B.	Management/Annual Report on Internal Controls over Financial Reporting	51
C.	Attestation Report of the Registered Public Accounting Firm	52
D.	Changes in Internal Control Over Financial Reporting	52
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	52
ITEM 16B:	CODE OF ETHICS	52
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	52
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	53
ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS	53
PART III		54
ITEM 17:	FINANCIAL STATEMENTS	54
ITEM 18:	FINANCIAL STATEMENTS	1
ITEM 19:	EXHIBITS	1

EXPLANATORY NOTE

This Annual Report on Form 20-F/A (“Amended Form 20-F”) is being filed as Amendment No. 1 to our Annual Report on Form 20-F for the year ended October 31, 2010, which was filed with the Securities and Exchange Commission on April 29, 2011 (the “Original Filing”).  This Amended Form 20-F amends the Original Filing to include the audit report for the consolidated financial statements as of October 31, 2009 (amended Item 17).  We have not modified or updated any other disclosures presented in our Original Filing.
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

At December 31, 2008 the Federal Reserve Bank of New York ceased publishing foreign exchange quotations.  As of January 1, 2009 the Company began using the closing rate for foreign exchange published by the Bank of Canada.  As of  April 28, 2011, the Closing exchange rate of Canadian dollars into United States dollars published by the Bank of Canada was US 1.034 (US$1.00 = CDN$.9696).

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

FISCAL YEAR ENDED:
	OCT 31, 2010	OCT 31, 2009	OCT 31, 2008	OCT 31, 2007 (Restated)	OCT 31, 2006 (Restated)
REVENUE	-	-	-	-	-
EXPENSES	$2,977,117	$3,529,427	$3,081,814	$2,587,613	$1,716,500
INTEREST/OTHER INCOME	$ ---	$678	$5,829	$7,975	-
NET LOSS FOR YEAR CDN GAAP	$2,977,117	$3,528,749	$3,075,985	$2,579,638	$1,716,500
NET LOSS FOR YEAR US GAAP	$2,977,117	$3,528,749	$3,075,985	$2,579,638	$$1,716,500
NET LOSS PER SHARE CDN GAAP	($0.05)	($0.07)	($0.07)	($0.07)	($0.06)

FISCAL YEAR ENDED:

NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	($0.05)	($0.07)	($0.07)	($0.07)	($0.06)
NET WORKING CAPITAL	127,469	($241,862)	($199,946)	($434,823)	($104,593)
TOTAL ASSETS CDN GAAP	$1,165,093	$869,397	$1,528,919	$431,402	$455,704
TOTAL ASSETS US GAAP	$1,367,093	$869,397	$1,528,919	$431,402	$455,704
NET ASSETS	$614,928	$291,896	$839,586	($252,053)	($42,158)
CAPITAL STOCK	$15,845,770	$13,591,954	$11,707,655	$8,795,045	$6,717,678
SHARES OUTSTANDING	83,019,028	58,317,878	49,214,345	37,813,699	30,814,497
LONG-TERM OBLIGATIONS	360,003	NIL	NIL	NIL	NIL

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

	2010	2009

Face value of convertible debentures	$ 294,000	$ ---
Portion of convertible debentures allocated to equity	(11,564)	---
	282,436	---
Interest expense	1,073	---

	$ 283,509	$ ---

CAPITALIZATION AND INDEBTEDNESS

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

We depend on key personnel.

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Officer, Mr. Gossland, and our President, and CEO of Titan Trading Analytics Inc, John Coulter, for the success of our intended business plan. We currently have a  formal employment agreement with Mr. Coulter and are currently working on renewing and revising the expired employment agreement for Mr. Gossland and Mr. Carrozza. The loss of their services would have a materially adverse effect upon our future operating profits and prospects.

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

TopViewSuite is a group of software applications, used for internal trading purposes only:

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

Titan External Trading Tools for other institutional and retail traders

In September, 2010, Titan migrated the “best of breed” of its TopView products to a hosted web based delivery mechanism known as TickAnalyst.  Titan retained the Trade Recommendation Engine at the heart of the system and replaced the TopView-TopViewClient communications components with a browser-based client solution.  It also replaced the TOM order execution software with a broker-neutral FIX engine.The TickAnalyst platform combines tightly integrated proprietary components, including the Trade Recommendation Engine (a CEP engine),  a largescale tick database,  a direct market access (DMA) system, and FIX integration.

The  signals are now delivered quickly and easily to any trader’s desktop via a browser‐based application that is complementary to any institutional trading system.Titan manages and hosts the technology infrastructure at a neutral co‐location data center.  Trade signals received in Titan’s TickAnalyst application can be electronically traded by any FIX‐based EMS or OMS. The trade signals can also be integrated into most third party charting packages.

TickAnalyst incorporates over a dozen trading models that have been shown to be effective analytical tools in all market conditions, including counter‐trend and mean reversion models for volatile sideways markets and trending models for directional trending markets.

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

Milestones

October, 2010 - The Company announced the availability of its TickAnalyst™ Automated Behavioral Trading software‐as-a‐service offering. “By incorporating behavioral elements into our proprietary models, Titan is addressing arguably the hottest area of the financial industry, which is still recognized as being technologically behind the substantial academia that already supports it,” stated Titan CEO John Coulter. “Inherent in human psychology are feelings of over‐exuberance, extreme pessimism and indifference, and these emotions directly influence the perception of risk. By applying a systematic approach, Titan is attempting to model the human mind’s attitude towards trading by overcoming these deficiencies and enabling orders to be executed in the face of adversity, particularly when known events with a high probability of success converge.”

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

Intellectual Property Rights

As at October 31, 2010,  all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

In September, the Company entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of Intellectual Property, over which they might have claim, to the Company in exchange for a long term service contract and other consideration. The Company has made arrangements for legal assistance in the handling of these documents and it is expected to be concluded by the end of February 2011.

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
•  Consumer protection;
•  Cross-border commerce;
•  Libel and defamation;
•  Copyright, trademark and patent infringement; an
•  Other claims based on the nature and content of Internet materials.

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

Equity Placements for the Fiscal Year Ended October 31, 2010

During 2010, the Company completed three private placements of common shares, as described below:

On May 27, 2010, the Company closed a non‐brokered private placement of units for gross proceeds of $902,250. The Company issued 4,511,250 units at $0.20 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring May 27, 2012. Of the gross proceeds, $661,370 and $240,880 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $4,000 in finder’s fees and incurred other share issue costs of $6,067.

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

ITEM 6:                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.              Directors and Senior Management

As of March 31, 2011, our directors were as follows:

Name of Director	Age
John Coulter Dr. Kenneth Powell	44 65
Michael Gossland	56
Philip S. Carrozza	49
Dr. Harold Elke	56
Joseph Francese	41
James Leman	65

As of March 31, 2011, our executive officers were as follows:

Executive Officers	Age	Office
John Coulter	44	President & Chief Executive Officer and Acting Chief Financial Officer
Michael Gossland	56	Secretary and Chief Technology Officer
David Terk	37	Chief Financial Officer of Titan USA

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

•	No executive officers salary/compensation exceeded $150,000 per annum for the year ended October 31, 2010.

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

Consulting Fees

During the fiscal year ended October 31, 2010, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

•	Dr. Kenneth Powell - $ 79,838
•	Mr. John Coulter - $ 45,000
•	Mr. Michael Gossland – $120,000
•	Mr. Philip Carrozza – USD$120,000

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

On November 13, 2009, options with an exercise price of $0.25 and an expiry date of November 13, 2014 were granted to the following directors and/or officers:

•	Mr. David Terk - 300,000 options

On March 3, 2010, options with an exercise price of $0.17 and an expiry date of March 3, 2015 were granted to the following directors and/or officers:

•	Mr. Michael Gossland – 520,000 options
•	Mr. Phillip Carrozza – 120,000 options
•	Dr. Kenneth Powell – 120,000 options
•	Dr. Harold Elke – 100,000 options
•	Mr. Joseph Francese– 50,000 options

On November 3, 2010, options with an exercise price of $0.11 and an expiry date of November 3, 2015 were granted to the following directors and/or officers:

•	Mr. John Coulter – 1,930,000 options

On November 24, 2010, options with an exercise price of $0.14 and an expiry date of November 24, 2015 were granted to the following directors and/or officers:

•	Mr. John Coulter – 2,070,000 options
•	Mr. Michael Gossland – 666,666 options

On December 3, 2010, options with an exercise price of $0.14 and an expiry date of December 3, 2015 were granted to the following directors and/or officers:

•	Mr. James Leman – 500,000 options

(1)	Options granted to Michael Gossland expired on February 16, 2010.
(2)	Options granted to Michael Gossland, Philip Carozza, Kenneth Powell and Robert Roddick expired on March 1, 2010.
(3)	All options granted to Mr. Robert Roddick were cancelled on November 13, 2010.

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

Mr. John Coulter was appointed to the board of directors and President & CEO in September, 2010 Mr. Coulter, a management consultant with 20 years of experience in the financial trading software industry will provide management with direction and advice on product development and marketing.

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

E.         Share Ownership

As of March 31, 2011 the company has 93,240,278 common shares issued and outstanding. As of March 31, 2011, our directors and officers beneficially owned the following number of our common shares:

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
( R) 10,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
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

As at year ended October 31, 2010, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

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

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2005 to October 31, 2006	$0.37	$0.105
November 1, 2006 to October 31, 2007	$0.92	$0.192
November 1, 2007 to October 31, 2008	$0.72	$0.26
November 1, 2008 to October 31, 2009	$0.33	$0.16
November 1, 2009 to October 31, 2010	$0.35	$0.08

Fiscal Quarter

August 2008 to October 2008	$0.47	$0.26
November 2008 to January 2009	$0.32	$0.19

Period	High	Low
February 2009 to April 2009	$0.31	$0.21
May 2009 to July 2009	$0.31	$0.16
August 2009 to October 2009	$0.28	$0.16
November 2009 to January 2010	$0.27	$0.16
February 2010 to April 2010	$0.35	$0.15
May 2010 to July 2010 August 2010 to October 2010 November 2010 to January 2011	$0.17 $0.17 $0.16	$0.11 $0.08 $0.11

Month
October 2010	$0.17	$0.08
November 2010	$0.16	$0.11
December 2010	$0.16	$0.12
January 2011	$0.16	$0.12
February 2011	$0.14	$0.10
March 2011	$0.12	$0.08

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

C.         Material Contracts

Intellectual Property Transfer Agreements

During this period all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

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

       Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, non-resident alien individuals, U.S. tax expatriates or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, and persons that own, directly or indirectly or by arbituarly 10% or more of the company’s outstanding voting share capital or voting power. (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.   This summary is limited to U.S. Holders (e.g.) not through an intermediary entity such as a partnership, such limited liability company, or trust?

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

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b)  The quarterly average value during a taxable year of the corporation’s assets that produce , or are held for the productions of, passive income is 50% or more of the average value of all assets held by the corporation.“Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2009 and 2010 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2011. There can be no assurance that our determination concerning our PFIC status will not be challenged.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. Under this regime, (i) the excess distribution or gain would be allocated ratably to each day of the U.S. Holder’s holding period for the Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year in which the corporation was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest rate of tax in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

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

Backup Withholding Tax

Backup withholding of U.S. federal income tax, currently at a rate of 28%, may apply to certain payments made to a non-corporate U.S. Holder who:

•  fails to provide an accurate taxpayer identification number (generally on Form W-9);

•  is notified by the IRS that backup withholding is required; or

•  in certain circumstances, fails to comply with applicable certification requirements.

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

ITEM 16D:                           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:                           PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased	(b) Weighted Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2009 to November 30, 2009	Nil	N/A	Nil	Nil
December 1, 2009 to December 31, 2009	Nil	N/A	Nil	Nil
January 1, 2010 – January 31, 2010	Nil	N/A	Nil	Nil
February 1, 2010 to February 29, 2010	Nil	N/A	Nil	Nil
March 1, 2010 to March 31, 2010	Nil	$0.17	Nil	120,000(1)
April 1, 2010 to April 30, 2010	Nil	N/A	Nil	Nil
May 1, 2010 to May 31, 2010	1,525,000(2)	$0.20	1,525,000(2)	1,525,000(2)
June 1, 2010 to June 30, 2010	Nil	N/A	Nil	Nil
July 1, 2010 to July 31, 2010	Nil	N/A	Nil	Nil
August 1, 2010 to August 31, 2010	Nil	N/A	Nil	Nil
September 1, 2010 to September 30, 2010	Nil	N/A	Nil	Nil
October 1, 2010 to October 31, 2010	7,130,000(3)	$0.10	7,130,000(3)	7,130,000(3)

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

PART III
ITEM 17:                           FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

•	our balance sheets as at October 31, 2010 and October 31, 2009;

•	statements of operations and comprehensive loss for the periods ended October 31, 2010, 2009 and 2008;

•	statements of shareholders’ equity for the periods ended October 31, 2010, 2009 and 2008; and

•	statements of cash flows for the periods ended October 31, 2010, 2009 and 2008.

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

This office is independently owned and operated by Collins Barrow Edmonton LLP
The Collins Barrow trademarks are used under License.

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

This office is independently owned and operated by Collins Barrow Edmonton LLP
The Collins Barrow trademarks are used under License.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(expressed in Canadian dollars)

	2010	2009	2008	Cumulative from 2002 (inception of development stage)

EXPENSES
Research and development (Note 11)	$873,215	$1,078,379	$871,222	$5,849,284
General and administrative (Note 11)	1,903,159	2,279,935	1,730,916	9,388,200
Amortization	177,575	186,774	147,779	833,184
Bank charges and interest, net	28,455	11,844	1,671	109,533
Loss on short-term investment	---	---	350,467	353,467
Gain on foreign exchange	(5,287)	(28,183)	(26,070)	(19,373)

Net loss and comprehensive loss for the period	$(2,977,117)	$(3,528,749)	$(3,075,985)	$(16,514,295)

LOSS PER SHARE – Basic and diluted	$(0.05)	$(0.07)	$(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	61,292,998	51,951,767	44,032,360

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(expressed in Canadian dollars)

	Years Ended October 31, 2010, 2009 and 2008
	Share Capital	Warrants	Contributed Surplus	Convertible Debentures - Equity	Deficit	Total
October 31, 2007	$ 8,795,045	$ 495,776	$ 544,682	$ --	$(10,087,556)	$ (252,053)

Net loss					(3,075,985)	(3,075,985)
Expired/forfeited warrants		(200,550)	200,550			---
Stock options exercised	47,905		(14,405)			33,500
Warrants exercised	733,783	(129,017)				604,766
Private placements	2,168,586	812,430				2,981,016
Warrants modified	(37,664)	37,664				---
Stock compensation expense			548,342			548,342

October 31, 2008	11,707,655	1,016,303	1,279,169		(13,163,541)	839,586

Net loss					(3,528,749)	(3,528,749)
Expired/forfeited warrants		(239,077)	239,077			---
Stock options exercised	169,120		(49,820)			119,300
Private placements	1,644,179	338,649				1,982,828
Shares issued for service	71,000					71,000
Stock compensation expense			807,931			807,931

October 31, 2009	13,591,954	1,115,875	2,276,357		(16,692,290)	291,896

Net loss					(2,977,117)	(2,977,117)
Private placements	2,266,364	626,049				2,892,413
Returned to treasury	(12,548)	(3,524)			(9,306)	(25,378)
Warrants extension		162,817			(162,817)	---
Stock compensation expense			623,550			623,550
Convertible debentures				11,564		11,564
Technology rights payment in excess of carrying value					(202,000)	(202,000)
October 31, 2010	$ 15,845,770	$ 1,901,217	$ 2,899,907	$ 11,564	$(20,043,530)	$ 614,928

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Years Ended October 31			Cumulative from 2002 (inception of development stage)
	2010	2009	2008
OPERATING
Net loss for the period	$ (2,977,117)	$ (3,528,749)	$ (3,075,985)	$ (16,514,295)
Adjustments for non-cash items
Amortization of property and equipment	177,575	186,774	147,779	833,184
Research and development	---	71,000	---	645,235
Stock compensation expense	623,550	807,931	548,342	2,409,685
Loss on disposal of equipment	---	---	---	1,021
Amortization of deferred lease inducements	(22,980)	(15,316)	---	(38,296)
Accretion interest	1,073	---	---	1,073
Foreign exchange gain	2,469	---	---	2,469
Net changes in non-cash working capital balances: Prepaid expenses and deposits Other receivables Accounts payable and accrued liabilities	(6,309) 25,092 6,120	6,690 (35,180) 61,365	(30,521) --- (212,138)	381 (66,524) 155,265
Cash used in operating activities	(2,170,527)	(2,445,485)	(2,622,523)	(12,570,802)
INVESTING
Due from related parties	---	58,754	(58,754)	---
Loan receivable	---	---	---	(62,735)
Purchase of property and equipment	---	(47,179)	(731,147)	(980,703)
Purchase of technology rights	(600,000)	---	---	(600,000)
Proceeds from deferred lease inducements	---	114,870	---	114,870
Restricted cash	2,520	227,409	(203,972)	25,957
Short-term investment	30,000	---	140,628	(55,087)
Cash provided by (used in) investing activities	(567,480)	353,854	(853,245)	(1,557,698)
FINANCING
Issue of share capital, net of issue costs	2,892,413	2,102,128	3,619,282	13,530,618
Redemption of common shares	---	---	---	(15,000)
Loans and advances	(293,985)	(222,929)	131,836	169,731
Convertible debentures	294,000	---	---	294,000
Shares returned to treasury	(25,378)	---	---	(25,378)
Cash provided by financing activities	2,867,050	1,879,199	3,751,118	13,953,971
EFFECT OF EXCHANGE RATE CHANGES	(2,469)	(39,360)	40,940	8,848
INCREASE (DECREASE) IN CASH	126,574	(251,792)	316,290	(165,681)
CASH, BEGINNING OF PERIOD	83,162	334,954	18,664	375,417
CASH, END OF PERIOD	$ 209,736	$ 83,162	$ 334,954	$ 209,736
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$ 15,222	$ 12,522	$ 7,500	$ 111,364
Income taxes paid	$ ---	$ ---	$ ---	$ ---
Supplementary information: Shares issued for services	$ ---	$ 71,000	$ ---	$ ---

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

On issuance of the convertible debentures, the fair value of the equity component is determined using the Trinomial Barrier Model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until conversion and risk-free interest rates. The value is recorded as equity and the remainder of the proceeds are allocated as a separate component of debt. Transaction costs are appointed between the debt and equity component based on their respective carrying amounts when the instruments are issued.

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

Loss per Share

Basic loss per share is determined  by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the year.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

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
(expressed in Canadian dollars)

2.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e, as prices) or indirectly (i.e, derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Future Accounting Pronouncements

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the Canadian Institute of Chartered Accountants issued Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, which replace Sections 1581, “Business Combinations”, and 1600, “Consolidated Financial Statements”.  Section 1582 is applicable for the Company’s business combinations with acquisition dated on or after November 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establish standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s financial statements for its fiscal year beginning November 1, 2011.  Early adoption of this section is also permitted.  If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9. SHARE CAPITAL (continued)
	Common Shares			Warrants
	Shares	Amount		Warrants	Amount

Balance, October 31, 2006	30,814,497	$6,717,678		8,444,569	$409,510
Private placement	3,311,299	957,552		1,655,632	201,413
Warrants exercised	3,010,403	884,171		(3,010,403)	(86,150)
Stock options exercised	377,500	78,904		---	---
Warrants expired and forfeited	---	---		(581,667)	(11,633)
Shares issued for service	300,000	249,000		---	---
Share issuance costs	---	(92,260)		---	(17,364)

Balance, October 31, 2007	37,813,699	8,795,045		6,508,131	495,776
Private placement	9,571,234	2,243,139		6,035,617	841,855
Warrants exercised	1,494,412	733,783		(1,494,412)	(129,017)
Stock options exercised	335,000	47,905		---	---
Warrants expired and forfeited	---	---		(1,358,087)	(200,550)
Warrants modified	---	(37,664)		---	37,664
Share issuance costs	---	(74,553)		---	(29,425)

Balance, October 31, 2008	49,214,345	11,707,655		9,691,249	1,016,303
Private placement	7,743,533	1,693,027		3,871,767	352,233
Stock options exercised	1,160,000	169,120		---	---
Warrants expired and forfeited	---	---		(1,655,632)	(239,077)
Share issuance costs Shares issued for services	--- 200,000	(48,848	) 71,000	--- ---	(13,584	) ---

Balance, October 31, 2009	58,317,878	13,591,954	11,907,384	1,115,875
Private placements	24,785,750	2,296,821	24,785,750	632,878
Warrants extended	---		---	162,817
Warrants expired and forfeited	---	---	2,000,000	---
Share issuance costs	---	(30,457)	---	(6,829)
Return to treasury	(84,600)	(12,548)	(42,300)	(3,524)

Balance, October 31, 2010	83,019,028	$15,845,770	34,650,834	$1,901,217

2010

On May 27, 2010, the Company closed a non‐brokered private placement of units for gross proceeds of $902,250. The Company issued 4,511,250 units at $0.20 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring May 27, 2012. Of the gross proceeds, $661,370 and $240,880 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $4,000 in finder’s fees and incurred other share issue costs of $6,067.

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

2009

On March 17, 2009, the Company closed a non‐brokered private placement of units for gross proceeds of $656,260. The Company issued 2,187,533 units at $0.30 per unit. Each unit consists of one common share and one‐half of one warrant. Each whole warrant is exercisable into one common share at a price of $0.45 during the first year following the date of closing and at $0.60 during the subsequent year, and will expire March 17, 2011. Of the gross proceeds, $512,335 and $143,925 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $44,056 in finder’s fees.

On October 15, 2009, the Company closed a non‐brokered private placement of units for gross proceeds of $1,389,000. The Company issued 5,556,000 units at $0.25 per unit. Each unit consists of one common share and one‐half of one warrant. Each whole warrant is exercisable into one common share at a price of $0.375 during the first year following the date of closing and at $0.50 during the subsequent year, and will expire October 15, 2011. Of the gross proceeds, $1,180,692 and $208,308 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $18,376 in finder’s fees.

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

During the year ended October 31, 2010, the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
November 13, 2009	1,300,000	$0.25	November 13, 2014
November 25, 2009	25,000	$0.27	November 25, 2014
March 3, 2010	1,405,000	$0.17	March 3, 2015
May 28, 2010	1,350,000	$0.17	May 28, 2015
October 15, 2010	50,000	$0.10	October 15, 2015

The stock-based compensation relates to compensation for services as follows:

	2010	2009

Research and development	$ 142,626	$ 277,890
General and administrative	480,924	530,041
	$ 623,550	$ 807,931

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes the activity of stock options as follows:

Year	2010		2009
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	9,130,593	$ 0.33	7,810,593	$ 0.29
Granted Exercised Forfeited or expired	4,130,000 --- (1,870,593)	$ 0.19 $ 0.27	3,165,000 (1,160,000) (685,000)	$ 0.34 $ 0.10 $ 0.41
Outstanding at end of year	11,390,000	$ 0.29	9,130,593	$ 0.33
Exercisable at end of year	8,620,004	$ 0.32	6,917,252	$ 0.33

The following table summarizes information on stock options outstanding and exercisable at   October 31, 2010

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
0.315	360,000	360,000	0.6
0.30	1,560,000	1,560,000	1.2
0.69	200,000	200,000	1.7
0.50	50,000	50,000	1.8
0.37	1,085,000	1,085,000	2.2
0.50	190,000	190,000	2.3
0.34	50,000	50,000	2.6
0.335	150,000	150,000	2.7
0.30	900,000	900,000	2.8
0.36	510,000	510,000	2.8
0.36	350,000	350,000	3.0
0.305	50,000	50,000	3.2
0.33	1,205,000	1,205,000	3.3
0.355	600,000	600,000	3.5
0.25	1,300,000	433,334	4.0
0.27	25,000	8,334	4.1
0.17	1,405,000	468,336	4.3
0.17	1,350,000	450,000	4.6
0.10	50,000	---	5.0
	11,390,000	8,620,004	3.1

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9.         SHARE CAPITAL (continued)

Stock Options (continued)

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date under the following weighted-average assumptions:

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

Warrants

The following table summarizes information on warrants outstanding at October 31, 2010:
Exercise Price	Number Outstanding	Expiry Date
$0.60 $0.35 $0.40 $0.40 $0.60 $0.50 $0.30 $0.30 $0.30	1,518,117 1,000,000 1,017,500 2,500,000 1,051,467 2,778,000 4,511,250 19,824,500 450,000	December 7, 2010 March 6, 2011 July 29, 2012 August 19, 2012 March 17, 2011 October 15, 2011 May 27, 2012 October 12, 2012 October 20, 2012	(*) (*) (*) (*)
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
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

10.         FUTURE INCOME TAXES

The losses expire as follows:

	Loss carry-forwards in the United States		Loss carry-forwards in Canada	Total

2014	$	---	$458,893	$458,893
2015		---	1,362,971	1,362,971
2026		173,617	3,335,533	3,509,150
2027		318,554	2,028,924	2,347,478
2028		668,114	1,798,540	2,466,654
2029		335,681	3,112,072	3,447,753
2030		831,308	1,443,651	2,274,959
Total		$2,327,274	$13,540,584	$15,867,858

11.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2010	2009		2008
Management and consulting fees	$382,241		$94,500		$184,500
Research and development	$120,000		$237,574		$258,182
Finders fees	$10,000	$	---	$	---

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
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

12.          COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:
Year	Total

2011 2012	$ 78,768 65,640
$ 144,408

13.          FINANCIAL INSTRUMENTS

Financial Risk Management

The Company has classified its financial instruments as follows:

▪	Cash, short-term investment and restricted cash are classified as held-for-trading.

▪	Accounts payable, loans and advances, and convertible debentures are classified as other financial liabilities.

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

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009
Cash	$ 209,736	$ 83,162
Short-term investment	60,000	90,000
Restricted cash	---	2,520
	$ 269,736	$ 175,682

(c)	Market Risk

(i)	Foreign Currency Risk

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

17.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Consolidated Balance Sheets

	October 31, 2010	October 31, 2009
Total assets – Canadian GAAP	$ 1,165,093	$ 869,397
Technology rights – exchange amount	202,000	-
Total assets – US GAAP	$ 1,367,093	$ 869,397

Total liabilities – Canadian GAAP	$ 550,165	$ 577,501
Convertible debentures – accretion interest	(1,073)	-
Convertible debentures – equity component	11,564	-
Total liabilities – US GAAP	560,656	577,501

Share capital – Canadian GAAP	15,845,770	13,591,954
Shares issued to consultants	(19,000)	(19,000)
Share capital – US GAAP	15,826,770	13,572,954
Warrants – Canadian and US GAAP	1,901,217	1,115,875
Contributed surplus – Canadian and US GAAP	2,899,907	2,276,357
Convertible debentures – equity component, Canadian GAAP	11,564	-
Convertible debentures – equity component	(11,564)	-
Convertible debentures equity component – US GAAP	-	-

Deficit accumulated in the development stage – Canadian GAAP	(16,888,418)	(13,537,178)
Stock compensation expense – shares issued to consultants	19,000	19,000
Accretion interest	1,073	-
Technology rights	202,000	-
Deficit accumulated in the development stage – US GAAP	(16,666,345)	(13,518,178)
Deficit – Canadian and US GAAP	(3,155,112)	(3,155,112)
Total shareholders' equity – Canadian GAAP	614,928	291,896
Total shareholders' equity – US GAAP	806,437	291,896

Total liabilities and shareholders' equity – Canadian GAAP	1,165,093	869,397
Total liabilities and shareholders' equity – US GAAP	$ 1,367,093	$ 869,397

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