Form 20-F/A
TITAN TRADING ANALYTICS INC
filed 2012-02-06
CIK 1076639

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act.
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
Form 20-F/A Annual Report

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

The table below shows a statement of capitalization and indebtedness as of October 31, 2010.

(a)
(b) Capitalization as at October 31, 2010

Total Current Debt	A	2,111
Unsecured loans and advances		2,111

Total Non-Current Debt	B	283,509
Convertible debentures		283,509

Shareholders’ Equity	C	614,928
Share Capital		15,845,770
Warrants		1,901,217
Contributed Surplus		2,899,907
Convertible debentures – equity component		11,564
Deficit		(20,043,530)

Total capitalization (A+B+C)		900,548

Indebtedness as at October 31, 2010

Liquidity	A	269,736
Cash at bank and hand		209,736
Short-term investment		60,000

Current other receivables	B	10,088
Other accounts receivable		10,088

Current financial debt	C	(190,082)
Current trade and other payables		(187,971)
Unsecured loans and advances		(2,111)

Net current financial indebtedness (A+B-C)	D	89,742

Non-current financial indebtedness	E	(283,509)
Convertible debentures		(283,509)

Net financial indebtedness (A+B-C-E)		(193,767)

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

E.         Share Ownership

As of March 31, 2011 the company has 93,240,278 common shares issued and outstanding. As of March 31, 2011, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned		Percentage of Outstanding Common Shares†
Kenneth Powell	28,951,059	(1)	31.05%
Harold Elke	9,183,964	(2)	9.85%
Philip S. Carrozza	5,220,100	(3)	5.60%
Joseph Francese	3,522,334	(4)	3.78%
Michael Gossland	1,902,556	(5)	2.04%
John J. Coulter	1,651,000	(6)	1.77%
David Terk	546,071	(7)	.59%
James Leman	100,000	(8)	.11%
All officers and directors as a group	51,077,084		54.78%

Notes:

†	Percentage amounts based on 93,240,278 shares of our common stock outstanding as of March 31, 2011.

(1)	Includes
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

The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2005 to October 31, 2006	$0.415	$0.11
November 1, 2006 to October 31, 2007	$1.07	$0.255
November 1, 2007 to October 31, 2008	$0.67	$0.29
November 1, 2008 to October 31, 2009	$0.42	$0.21
November 1, 2009 to October 31, 2010	$0.35	$0.08

Fiscal Quarter

November 2008 to January 2009	$0.415	$0.26
February 2009 to April 2009	$0.38	$0.28
May 2009 to July 2009	$0.39	$0.21
August 2009 to October 2009	$0.34	$0.22
November 2009 to January 2010	$0.29	$0.16
February 2010 to April 30 2010	$0.35	$0.15
May 2010 to July 2010	$0.18	$0.11
August 2010 to October 2010	$0.17	$0.08
November 2010 to January 2011	$0.16	$.011

Month

October 2010	$0.17	$0.08
November 2010	$0.16	$0.11
December 2010	$0.16	$0.12
January 2011	$0.16	$0.12
February 2011	$0.14	$0.10
March 2011	$0.12	$0.08

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

Generally Applicable PFIC Rules. If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules (discussed below) during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of the U.S. Holder's common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

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

QEF Election. A U.S. Holder who elects in a timely manner to treat us as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on the U.S. Holder's pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

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

B.         Management/Annual Report on Internal Controls over Financial Reporting

The Board of Directors and management of the Company are responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-

15(f) under the Exchange Act.  Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to U.S. GAAP.

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

ITEM 16D:                           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:                           PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased		(b) Weighted Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs		(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2009 to November 30, 2009	Nil		N/A	Nil		Nil
December 1, 2009 to December 31, 2009	Nil		N/A	Nil		Nil
January 1, 2010 – January 31, 2010	Nil		N/A	Nil		Nil
February 1, 2010 to February 29, 2010	Nil		N/A	Nil		Nil
March 1, 2010 to March 31, 2010	Nil		$0.17	Nil		120,000	(1)
April 1, 2010 to April 30, 2010	Nil		N/A	Nil		Nil
May 1, 2010 to May 31, 2010	1,525,000	(2)	$0.20	1,525,000	(2)	1,525,000	(2)
June 1, 2010 to June 30, 2010	Nil		N/A	Nil		Nil
July 1, 2010 to July 31, 2010	Nil		N/A	Nil		Nil
August 1, 2010 to August 31, 2010	Nil		N/A	Nil		Nil
September 1, 2010 to September 30, 2010	Nil		N/A	Nil		Nil
October 1, 2010 to October 31, 2010	7,130,000	(3)	$0.10	7,130,000	(3)	7,130,000	(3)

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

Vancouver, Canada
February 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF TITAN TRADING ANALYTICS INC.
(A DEVELOPMENT STAGE COMPANY)

We have audited the consolidated balance sheet of Titan Trading Analytics Inc. as of October 31, 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year  ended October 31, 2010 and the cumulative period from November 1, 2001 (inception of development stage) to October 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and the results of its operations and its cash flows for the year ended October 31, 2010 and the cumulative period from November 1, 2001 (inception of development stage) to October 31, 2010 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2009 and for the years ended October 31, 2009 and 2008, and the cumulative period from November 1, 2001 (inception of development stage) to October 31, 2009 were audited by another firm of auditors who expressed an opinion without reservation on those financial statements in their report dated February 15, 2010.

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

TABLE OF CONTENTS

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Years Ended October 31
	2010		2009		2008		Cumulative from 2002 (inception of development stage)
OPERATING
Net loss for the period		$(2,977,117)		$(3,528,749)		$(3,075,985)		$(16,514,295)
Adjustments for non-cash items
Amortization of property and equipment		177,575		186,774		147,779		833,184
Research and development		---		71,000		---		645,235
Stock compensation expense		623,550		807,931		548,342		2,409,685
Loss on disposal of equipment		---		---		---		1,021
Amortization of deferred lease inducements		(22,980)		(15,316)		---		(38,296)
Accretion interest		1,073		---		---		1,073
Foreign exchange gain		2,469		---		---		2,469
Net changes in non-cash working capital balances:
Prepaid expenses and deposits		(6,309)		6,690		(30,521)		381
Other receivables		25,092		(35,180)		---		(66,524)
Accounts payable and accrued liabilities		6,120		61,365		(212,138)		155,265
Cash used in operating activities		(2,170,527)		(2,445,485)		(2,622,523)		(12,570,802)
INVESTING
Due from related parties		---		58,754		(58,754)		---
Loan receivable		---		---		---		(62,735)
Purchase of property and equipment		---		(47,179)		(731,147)		(980,703)
Purchase of technology rights		(600,000)		---		---		(600,000)
Proceeds from deferred lease inducements		---		114,870		---		114,870
Restricted cash		2,520		227,409		(203,972)		25,957
Short-term investment		30,000		---		140,628		(55,087)
Cash provided by (used in) investing activities		(567,480)		353,854		(853,245)		(1,557,698)
FINANCING
Issue of share capital, net of issue costs		2,892,413		2,102,128		3,619,282		13,530,618
Redemption of common shares		---		---		---		(15,000)
Loans and advances		(293,985)		(222,929)		131,836		169,731
Convertible debentures		294,000		---		---		294,000
Shares returned to treasury		(25,378)		---		---		(25,378)
Cash provided by financing activities		2,867,050		1,879,199		3,751,118		13,953,971
EFFECT OF EXCHANGE RATE CHANGES		(2,469)		(39,360)		40,940		8,848
INCREASE (DECREASE) IN CASH		126,574		(251,792)		316,290		(165,681)
CASH, BEGINNING OF PERIOD		83,162		334,954		18,664		375,417
CASH, END OF PERIOD		$209,736		$83,162		$334,954		$209,736
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest		$15,222		$12,522		$7,500		$111,364
Income taxes paid	$	---	$	---	$	---	$	---
Supplementary information:
Shares issued for services	$	---		$71,000	$	---	$	---

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

(a)	Use of Estimates

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

ITEM 18: FINANCIAL STATEMENTS
See "Item 17 - Financial Statements"
ITEM 19: EXHIBITS
Description
Certificate of Incorporation of KBK No, 24 Ventures Ltd.
Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc. Articles of Continuance - Alberta Business Corporations Act
Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
Licensing Agreement dated June 6, 2003 between Titan Trading Analytics Inc. and Cigna) Technologies LLC
Letter Agreement dated June 3, 2003 between Dr. PowelK Mr. Kreilein and Mr. Carrozza
Amended & Restated Software Transfers Agreement between Titan Trading Analytics Inc. and Philip Carrozza and Cignal Technologies, LLC and between Titan Trading Analytics Inc. and Michael Gossland
List of Subsidiaries

Section 302 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
Exhibit No. 1.1
*
1.2* ] 3***
4.1
4.2**
4.3
**
^ # ^ %
****
8.1
12.1

13.1
Section 906 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13 a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

* Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999. ** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 28, 2004. *** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 17,2005. **** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 12, 2006. ***** Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 1, 2007.
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

TITAN TRADING ANALYTICS INC.
By:/s/ John Coulter
Mr. John Coulter, Pre Chief Financial Offic
ecutive Officer and Acting
Dated: January 19,2012

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