Form 20-F/A
period 2010-10-31
TITAN TRADING ANALYTICS INC
filed 2012-02-23
CIK 1076639

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
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Titan Trading Analytics Inc.
Form 20-F/A Annual Report

PART I		6
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3:	KEY INFORMATION	6
A.	Selected Financial Data	6
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4:	INFORMATION ON THE COMPANY	11
A.	History and Development of the Company	11
B.	Business Overview	12
C.	Organizational Structure	19
D.	Property, Plants and Equipment	19
ITEM 4A:	UNRESOLVED STAFF COMMENTS	19
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19
A.	Operating Results	20
B.	Liquidity and Capital Resources	20
C.	Research and Development, Patents and Licenses, etc.	22
D.	Trend Information	22
E.	Off-balance Sheet Arrangements	22
F.	Tabular Disclosure of Contractual Obligations	22
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	22
A.	Directors and Senior Management	23
B.	Compensation	25
C.	Board Practices	27
D.	Employees	30
E.	Share Ownership	31
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	33
A.	Major Shareholders	33
B.	Related Party Transactions	36
C.	Interests of Experts and Counsel	37
ITEM 8:	FINANCIAL INFORMATION	37
A.	Consolidated Statements and Other Financial Information	37
B.	Significant Changes	38
ITEM 9:	THE OFFER AND LISTING	38
A.	Offer and Listing Details	38

B.	Plan of Distribution	39
C.	Markets	39
D.	Selling Shareholders	39
E.	Dilution	40
F.	Expenses of the Issue	40
ITEM 10:	ADDITIONAL INFORMATION	40
A.	Share Capital	40
B.	Articles of Incorporation	40
C.	Material Contracts	41
D.	Exchange Controls	41
E.	Taxation	41
F.	Dividends and Paying Agents	50
G.	Statement by Expert	50
H.	Documents on Display	50
I.	Subsidiary Information	50
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50
ITEM 12:	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	51

PART II		51

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	51
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	51
ITEM 15:	CONTROLS AND PROCEDURES	51
A.	Disclosure Controls and Procedures	51
B.	Management/Annual Report on Internal Controls over Financial Reporting	51
C.	Attestation Report of the Registered Public Accounting Firm	52
D.	Changes in Internal Control Over Financial Reporting	52
ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT	52
ITEM 16B:	CODE OF ETHICS	52
ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES	52
ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	53
ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS	53

PART III		54

ITEM 17:	FINANCIAL STATEMENTS	54
ITEM 18:	FINANCIAL STATEMENTS	90
ITEM 19:	EXHIBITS	91

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
AND DILUTED, US GAAP
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

Consulting Fees

During the fiscal year ended October 31, 2010, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

•	Dr. Kenneth Powell - $ 79,838
•	Mr. John Coulter - $ 45,000
•	Mr. Michael Gossland - $120,000
•	Mr. Philip Carrozza - USD$120,000

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

E.         Share Ownership

As of March 31, 2011 the company has 93,240,278 common shares issued and outstanding. As of March 31, 2011, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
Kenneth Powell	28,951,059 (1)	31.05%
Harold Elke	9,183,964 (2)	9.85%
Philip S. Carrozza	5,220,100 (3)	5.60%

Name	Number of Common Shares Beneficially Owned	Common Shares†
Joseph Francese	3,522,334(4)	3.78%
Michael Gossland	1,902,556 (5)	2.04%
John J. Coulter	1,651,000 (6)	1.77%
David Terk	546,071 (7)	.59%
James Leman	100,000 (8)	.11%
All officers and directors as a group	51,077,084	54.78%

Notes:

†	Percentage amounts based on 93,240,278 shares of our common stock outstanding as of March 31, 2011.

(1)	Includes
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

Nature of Operations and Going Concern (Note 1)
Commitments (Note 12)
Subsequent Events (Note 19)

Approved by the Board:

“John Coulter”	James Leman”
Director	Director

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Years Ended October 31							Cumulative from 2002 (inception
	2010		2009		2008			of development stage)
OPERATING
Net loss for the period		$(2,977,117)		$(3,528,749)		$(3,075,985)			$(16,514,295)
Adjustments for non-cash items
Amortization of property and equipment		177,575		186,774		147,779			833,184
Research and development		---		71,000		---			645,235
Stock compensation expense		623,550		807,931		548,342			2,409,685
Loss on disposal of equipment		---		---		---			1,021
Amortization of deferred lease inducements		(22,980)		(15,316)		---			(38,296)
Accretion interest		1,073		---		---			1,073
Foreign exchange gain		2,469		---		---			2,469
Net changes in non-cash working capital balances: Prepaid expenses and deposits Other receivables Accounts payable and accrued liabilities		(6,309 25,092 6,120)		6,690 (35,180) 61,365		(30,521 --- (212,138	) )		381 (66,524 155,265)
Cash used in operating activities		(2,170,527)		(2,445,485)		(2,622,523)			(12,570,802)
INVESTING
Due from related parties		---		58,754		(58,754)			---
Loan receivable		---		---		---			(62,735)
Purchase of property and equipment		---		(47,179)		(731,147)			(980,703)
Purchase of technology rights		(600,000)		---		---			(600,000)
Proceeds from deferred lease inducements		---		114,870		---			114,870
Restricted cash		2,520		227,409		(203,972)			25,957
Short-term investment		30,000		---		140,628			(55,087)
Cash provided by (used in) investing activities		(567,480)		353,854		(853,245)			(1,557,698)
FINANCING
Issue of share capital, net of issue costs		2,892,413		2,102,128		3,619,282			13,530,618
Redemption of common shares		---		---		---			(15,000)
Loans and advances		(293,985)		(222,929)		131,836			169,731
Convertible debentures		294,000		---		---			294,000
Shares returned to treasury		(25,378)		---		---			(25,378)
Cash provided by financing activities		2,867,050		1,879,199		3,751,118			13,953,971
EFFECT OF EXCHANGE RATE CHANGES		(2,469)		(39,360)		40,940			8,848
INCREASE (DECREASE) IN CASH		126,574		(251,792)		316,290			(165,681)
CASH, BEGINNING OF PERIOD		83,162		334,954		18,664			375,417
CASH, END OF PERIOD		$209,736		$83,162		$334,954			$209,736
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest		$15,222		$12,522		$7,500			$111,364
Income taxes paid	$	---	$	---	$	---		$	---
Supplementary information: Shares issued for services	$	---		$71,000	$	---		$	---

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2010, 2009 and 2008
(expressed in Canadian dollars)

9. SHARE CAPITAL (continued)
	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2006	30,814,497	$6,717,678	8,444,569	$409,510
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904	---	---
Warrants expired and forfeited	---	---	(581,667)	(11,633)
Shares issued for service	300,000	249,000	---	---
Share issuance costs	---	(92,260)	---	(17,364)

Balance, October 31, 2007	37,813,699	8,795,045	6,508,131	495,776
Private placement	9,571,234	2,243,139	6,035,617	841,855
Warrants exercised	1,494,412	733,783	(1,494,412)	(129,017)
Stock options exercised	335,000	47,905	---	---
Warrants expired and forfeited	---	---	(1,358,087)	(200,550)
Warrants modified	---	(37,664)	---	37,664
Share issuance costs	---	(74,553)	---	(29,425)

Balance, October 31, 2008	49,214,345	11,707,655	9,691,249	1,016,303
Private placement	7,743,533	1,693,027	3,871,767	352,233
Stock options exercised	1,160,000	169,120	---	---
Warrants expired and forfeited	---	---	(1,655,632)	(239,077)
Share issuance costs Shares issued for services	--- 200,000	(48,848 71,000)	--- ---	(13,584 ---)

Balance, October 31, 2009	58,317,878	13,591,954	11,907,384	1,115,875
Private placements	24,785,750	2,296,821	24,785,750	632,878
Warrants extended	---		---	162,817
Warrants expired and forfeited	---	---	2,000,000	---
Share issuance costs	---	(30,457)	---	(6,829)
Return to treasury	(84,600)	(12,548)	(42,300)	(3,524)

Balance, October 31, 2010	83,019,028	$15,845,770	34,650,834	$1,901,217

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

10.         FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the statuary income tax rates  to loss before income taxes.  The differences are as follows:

	2010		2009		2008
Computed tax recovery		$(838,498)		$(1,026,160)		$(914,798)
Foreign rate differential		(56,806)		(20,106)		(35,139)
Non-deductible expenses		186,251		61,260		206,294
Other temporary differences		31,470		(28,157)		(25,083)
Unrecognized losses		677,583		1,013,163		768,726
	$	---	$	---	$	---

The tax effect of significant temporary differences is as follows:

	`2010		2009		2008
Operating loss carry-forwards		$3,990,920		$3,595,119		$2,819,387
Other temporary differences		210,281		98,064		87,947
Future income tax assets before valuation allowance		4,201,201		3,693,183		2,907,334
Valuation allowance		(4,201,201)		(3,693,183)		(2,907,334)
Future income tax assets	$	---	$	---	$	---

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