Form 20-F
period 2011-10-31
TITAN TRADING ANALYTICS INC
filed 2012-05-14
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2011

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

Irene Midgley, (780) 438-1239, imidgley@titantrading.com
120, 4445 Calgary Trail, Edmonton, Alberta T6H 5R7
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person )

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

The number of common shares outstanding as of October 31, 2011: 112,724,278

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

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

Yes [X]                          No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the precedent 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes [   ]                          No [   ]

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

Yes [   ]                          No [   ]

Titan Trading Analytics Inc.
Form 20-F Annual Report

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3:	KEY INFORMATION	7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10
ITEM 4:	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	15
C.	Organizational Structure	23
D.	Property, Plants and Equipment	23
ITEM 4A:	UNRESOLVED STAFF COMMENTS	23
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	Operating Results	24
B.	Liquidity and Capital Resources	24
C.	Research and Development, Patents and Licenses, etc.	26
D.	Trend Information	26
E.	Off-balance Sheet Arrangements	26
F.	Tabular Disclosure of Contractual Obligations	26
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	27
A.	Directors and Senior Management	27
B.	Compensation	28
C.	Board Practices	31
D.	Employees	34
E.	Share Ownership	35
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	37
A.	Major Shareholders	37
B.	Related Party Transactions	39
C.	Interests of Experts and Counsel	40
ITEM 8:	FINANCIAL INFORMATION	40
A.	Consolidated Statements and Other Financial Information	40
B.	Significant Changes	40
ITEM 9:	THE OFFER AND LISTING	40
A.	Offer and Listing Details	40
B.	Plan of Distribution	42
C.	Markets	42
D.	Selling Shareholders	42
E.	Dilution	42
F.	Expenses of the Issue	42
ITEM 10:	ADDITIONAL INFORMATION	42
A.	Share Capital	42
B.	Articles of Incorporation	42
C.	Material Contracts	43
D.	Exchange Controls	43
E.	Taxation	44
F.	Dividends and Paying Agents	52
G.	Statement by Expert	52
H.	Documents on Display	52
I.	Subsidiary Information	52

NOTE REGARDING FORWARD–LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places, in this document under the headings “Business Overview”, “Operating and Financial Review and Prospects” and “Trend Information”. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, our history of losses and likelihood of continued losses, our need for additional financing, the potential effect and impact of certain United States and Canadian securities laws on our business activities, the control certain shareholders exercise over us, competition, the market acceptance of our software, our ability to develop and release new software products and services, our dependence upon key personnel.the nature of our business, the volatility of the price for our common shares, potential product liability claims, our need for improved intellectual property protection, our common shares being deemed a “penny stock” under United States securities laws, and the potential inability for United States investors to enforce United States judgments against us or our officers or directors and the effect of our PFIC (as defined below) status on our United States shareholders. Additional information concerning these and other factors that could affect our operations or financial results are included in this document under “Item 3.D. – Risk Factors”. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance and achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this report. You should not place undue reliance on such forward-looking statements.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates, based on the noon buying rates of Bank of Canada for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

U.S. Dollars Per Canadian Dollar

	Year Ended October 31

	2011	2010	2009	2008	2007	2006	2005	2004	2003

Average for Period	1.0139	0.9635	0.860	0.9690	0.9811	0.8831	0.8213	0.7634	0.6880

The following table sets out the high and low exchange rates for one CDN$ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	October	November	December	January	February	March
	2011	2011	2011	2012	2012	2012
High for the Month	1.0065	0.9876	0.9896	1.0014	1.0136	1.0015
Low for the Month	0.9430	0.9536	0.9610	0.9735	0.9984	0.9849

At December 31, 2008, the Federal Reserve Bank of New York ceased publishing foreign exchange quotations. As of January 1, 2009, the Company began using the closing rate for foreign exchange published by the Bank of Canada. As of March 31, 2012, the closing exchange rate of Canadian dollars into United States dollars published by the Bank of Canada was US 1.009 (US$1.00 = CDN$0.9991) .

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

References to “Titan”, the “Company”, “we” and “us” are references to Titan Trading Analytics Inc.

PART I

ITEM 1:      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:      KEY INFORMATION

A.      Selected Financial Data

The following tables set forth our financial data for our fiscal years ended October 31, 2011 through 2007. We derived all figures from our consolidated financial statements, which were audited by our independent auditors. This information should be read in conjunction with our consolidated financial statements included in this annual report.

Our financial statements included in this annual report and in the table set forth below have been prepared in accordance with generally accepted accounting principles in Canada, which may differ from United States generally accepted accounting principles. A reconciliation to United States generally accepted accounting principles is included in Note 16 to our audited consolidated financial statements.

	OCT 31, 2011	OCT 31, 2010	OCT 31, 2009	OCT 31, 2008	OCT 31, 2007 (Restated)
REVENUE	-	-	-	-	-
EXPENSES	$2,956,234	$2,977,117	$3,529,427	$3,081,814	$2,587,613
INTEREST/OTHER INCOME	$ ---	$ ---	$678	$5,829	$7,975
NET LOSS FOR YEAR CDN GAAP	$2,956,234	$2,977,117	$3,528,749	$3,075,985	$2,579,638
NET LOSS FOR YEAR US GAAP	$2,970,444	$2,976,044	$3,509,749	$3,075,985	$2,579,638
NET LOSS PER SHARE CDN GAAP	($0.03)	($0.05)	($0.07)	($0.07)	($0.07)
NET LOSS PER SHARE, BASIC AND DILUTED, US GAAP	($0.03)	($0.05)	($0.07)	($0.07)	($0.07)
NET WORKING CAPITAL	$705,122	$127,469	($241,862)	($199,946)	($434,823)
TOTAL ASSETS CDN GAAP	$1,758,629	$1,165,093	$869,397	$1,528,919	$431,402
TOTAL ASSETS US GAAP	$1,940,429	$1,367,093	$869,397	$1,528,919	$431,402
NET ASSETS CDN GAAP	$1,331,965	$614,928	$291,896	$839,586	($252,053)
CAPITAL STOCK	$18,234,001	$15,845,770	$13,591,954	$11,707,655	$8,795,045
SHARES OUTSTANDING	112,724,278	83,019,028	58,317,878	49,214,345	37,813,699
LONG-TERM OBLIGATIONS	NIL	$360,083	NIL	NIL	NIL

We have not, since our incorporation, paid any dividends on any of our shares and presently have no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.      Capitalization and Indebtedness

On August 27, 2010, the Company issued $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest of 12% per annum. The maturity date could have been reduced to August 26, 2011, at the option of the holder. The debentures will be convertible into units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the debt and equity components as follows:

	2011	2010

Face value of convertible debentures	$294,000	$294,000
Portion of convertible debentures allocated to equity	(11,564)	(11,564)
	282,436	282,436
Interest expense	1,073	1,073

Balance October 31, 2010	$283,509	$283,509
Accretion interest expense	5,990

Balance October 31, 2011	$289,499

CAPITALIZATION AND INDEBTEDNESS

Titan’s capitalization as of October 31, 2011, consisted of $1,331,965 in equity. Titan believes that the capitalization as of October 31, 2011 represents an adequate capital structure.

The table below shows a statement of capitalization and indebtedness as of October 31, 2011.

Capitalization as at October 31, 2011

Total Current Debt (A)	289,499
Convertible debentures	289,499

Total Non-Current Debt (B)	---

Shareholders’ Equity (C)	1,331,965
Share Capital	18,234,001
Warrants	2,413,884
Contributed Surplus	3,746,747
Convertible debentures – equity component	11,564
Deficit	(23,074,231)

Total capitalization (A+B+C)	1,621,464

Indebtedness as at October 31, 2011

Liquidity (A)	1,072,763
Cash at bank and hand	511,761
Short-term investment	561,002

Current other receivables (B)	6,749
Other accounts receivable	6,749

Current financial debt (C)	(373,070)
Current trade and other payables	(83,571)
Convertible debentures	(289,499)

Net current financial indebtedness (A+B-C)	706,442

Non-current financial indebtedness (D)	---
Convertible debentures	---

Net financial indebtedness (A+B-C-D)	706,442

C.      Reasons for the Offer and Use of Proceeds

Not applicable

D.      Risk Factors

The risk factors set forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement we make. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on our actual financial and other results. The factors below should be considered in connection with any financial and forward-looking information in this Form 20-F and the cautionary note regarding forward-looking statements contained on pages 4.

The unprecedented financial events of late 2008 and the resulting global recession continue to have, a significant impact on the business climate in general. The risks below are not the only risks that the Company faces. Some risks are not yet known to the Company and some that the Company does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Company’s business, revenue, operating profit, earnings, net assets and liquidity and/or capital resources.

We have had a history of losses and there is a likelihood of continuing operating losses.

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2011 is $23,074,231. Our initial products and planned services are just beginning to become available for market release and sale. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are completed and marketed. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the future.

As at October 31, 2011, we had $511,761 of cash, $561,002 of short-term investments and receivables totaling $6,749.

We will need additional financing to fund our operations in the future. There can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail or cease operations.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned 44.28% of our outstanding common shares as of April 28, 2012. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

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

A number of our competitors , including, without limitation, Quantative Alpha Trading in Toronto, Canada and Conner and Co. in NJ, USA, have substantially greater financial, technical and marketing resources. In addition, the market for our software products continues to develop, and additional competitors with substantially greater financial, technical and marketing resources may enter the market and competition may intensify. Current or future competitors may develop software products that are superior to our software products or achieve greater market acceptance.

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

We operate in a highly competitive market.

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

We depend on key personnel.

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Officer, Mr. Gossland, and our President, CEO and CFO of Titan Trading Analytics Inc., John Coulter, for the success of our intended business plan. The loss of their services would have a materially adverse effect upon our future operating profits and prospects. The Company does not maintain key-man insurance on either Mr. Gossland or Mr. Coulter.

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

During the 2011 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.06 to $0.18.

Our stock is ‘thinly-traded’ on the Over-the-Counter Bulletin Board, meaning that the number of persons interested in purchasing our common stock at or near ask prices may be relatively small.

Titan common stock is “thinly-traded” on the Over-the-Counter Bulletin Board, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or nonexistent. This situation is attributable to a number of factors, including the fact that Titan is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if Titan came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven development stage company such as Titan or purchase or recommend the purchase of Titan’s shares until such time as it became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our common stock is minimal or non-existent. We cannot give any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give no assurance that holders of our common shares will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

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

We are incorporated under the laws of Alberta, Canada and, all of our directors and officers, with the exception of Messrs. Coulter, Leman and Carrozza, are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Our U.S. shareholders may face adverse tax consequences resulting from our PFIC status.

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2011 and may qualify as a PFIC in the future with respect to our U.S. shareholders because our only source of income is interest, a passive source of income under the PFIC rules.

See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

ITEM 4:      INFORMATION ON THE COMPANY

A.      History and Development of the Company

We were incorporated and validly exist as a corporation under a former Companies Act, as that term is defined in the Business Corporations Act (British Columbia), on November 30, 1993 under the name “KBK No. 24 Ventures Ltd.” We changed our name to “Titan Trading Analytics Inc.” by filing of an amendment to our Articles of Incorporation on November 14, 1994. The Company began trading publicly on July 24, 1996. We continued the Company under the Business Corporations Act (Alberta) on April 26, 2005. Our registered and records office is located at 10-24213-TWP RD. 554, Sturgeon County, Alberta T8T 1X9. Our telephone number is 780-438-1239.

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

We have an additional wholly owned subsidiary, Titan Trading GP Inc. (“Titan GP”), a corporation established under the laws of Alberta, which is the general partner for Titan Trading Limited Partnership 2 (“TTLP2”) a limited partnership formed on January 18, 2006 under the laws of Alberta. Titan GP andTTLP2 were created to manage a trading fund using our Titan TickAnalyst software and the N1 Expert System software. This activity is not being pursued by the Company at the present time. To date, these subsidiaries are non-active and no revenue nor expenses have been recorded. In addition, neither subsidiary owns any assets.

Further, we have two U.S. based wholly owned subsidiaries, Titan Trading USA, LLC (“Titan USA”), which is a Delaware limited liability company qualified to do business in New York and Florida, and Titan Holdings USA, LLC (“Titan Holdings”), which is a Florida limited liability company. During fiscal year ending October 31, 2011, there was no activity in Titan Trading USA, LLC. The Company carries the computer assets for the US operations. Titan Holdings USA, LLC is the active operations for US personnel and expenses. All expenses are consolidated and filed with Titan Trading Analytics Inc.’s financal statements.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

	2011	2010	2009
Purchase (sale) of property and equipment	$ ---	$ ---	$ 47,179
Purchase of Technology Rights	$ ---	$ 398,000	$ ---

There are no principal capital expenditures currently in progress or anticipated.

There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other companies’ shares during the last or in the current financial year.

B.      Business Overview

Our company name became “Titan Trading Analytics Inc.” when we filed an amendment to our Articles of Incorporation on November 14, 1994. Our registered and records office is located at 10-24213 TWP RD. 554, Sturgeon County, Alberta. The telephone number of that office is 780-438-1239.

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

The Company continues to expend all of its efforts developing the TickAnalyst software and the operational infrastructure required for full-time commercial use. The Company has yet to establish profitable business operations and has only been commercially available for production use since September of 2011.

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

The Company is not affected by seasonality in its business, and is not dependent on any raw materials.

Principal Products, Services and Markets

TopViewSuite is a group of software applications, operated by Titan employees on behalf of contracted third parties committing their own trading capital

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

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the internet to the RediPlus, or Interactive Brokers trade execution engines. The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

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

Titan External Trading Tools for other institutional and retail traders

In September, 2010, Titan migrated the “best of breed” of its TopView products to a hosted web based delivery mechanism known as TickAnalyst. Titan retained the Trade Recommendation Engine at the heart of the system and replaced the TopView-TopViewClient communications components with a browser-based client solution. It also replaced the TOM order execution software with a broker-neutral FIX engine. The TickAnalyst platform combines tightly integrated proprietary components, including the Trade Recommendation Engine (a CEP engine), a largescale tick database, a direct market access (DMA) system, and FIX integration.

The signals are now delivered quickly and easily to any trader’s desktop via a browser-based application that is complementary to any institutional trading system. Titan manages and hosts the technology infrastructure at a neutral co-location data center. Trade signals received in Titan’s TickAnalyst application will be electronically traded by any FIX-based EMS or OMS. The trade signals can also be integrated into most third party charting packages.

TickAnalyst incorporates over twenty trading models that have been shown to be effective analytical tools in a variety of market conditions, based on trending models for directional trending markets and mean reversion models for volatile sideways markets.

The software is a product of years of research and development and incorporates Titan’s suite of proprietary mathematical pattern recognition algorithms that factor in human emotional elements. The software continues to be trained to recognize complex patterns through tens of thousands of iterations in Titan’s Trade Recommendation Engine™ (TRE). This pattern recognition ability allows the software to generate buy and sell signals on stocks, ETFs, futures and currencies.

Recent Milestones

January 9, 2012 - Penton’s Registered Rep, the source for financial advisors and wealth managers, announced two new offerings on www.registeredrep.com to help advisors make investment decisions using social behavioral research. The tools were exclusively developed by Titan. This will be the first time that Registered Rep and Titan have collaborated to create a financial information and investment tool.

December 6, 2011 - A2 Capital Selects Titan TickAnalyst for Research and Semi-Automated Trading. The Company has entered into a license agreement with A2 Capital Management, an alternative asset management firm in Calgary, Alberta which specializes in US and Canadian Equities and Equity Options. A2 is a King/Short Fund which was looking to incorporate more quantitative strategies into their investment approach.

October 24, 2011 - MB Trading Adds Titan Social Behavioral Research to Partner Program. Titan announced an agreement with MB Trading for use of TickAnalyst™, proprietary social behavioral research from Titan. Titan is to provide valuable trade signals and behavioral research on North American stocks. TickAnalyst™ hosts a massive financial database comprised of 10 years of price, volume and volatility data along with daily social media stock data, and quantifies and qualifies stocks using a series of 14 proprietary algorithms. The service streams out trade signals on individual stocks as well as Finance 2.0 research reports which mash up web analytics, social media sentiment and quantitative research on all major industry sectors of the S&P 500.

October 4, 2011 - Titan Trading Analytics Retains Macam Investor Relations Titan advised that it has entered into a consulting agreement with Macam Investor Relations ("Macam IR") to provide investor relation services, subject to regulatory and TSX Venture Exchange ("TSXV") approval. Macam IR is to initiate and maintain contact with the financial community, shareholders, investors and other stakeholders for the purpose of increasing awareness of Titan Trading and its activities.

The initial term of the agreement between Titan Trading and Macam IR is for a one year period subject to renewal or earlier termination by either party subject to the terms of the agreement. Macam IR will receive a monthly fee of $4,200. In addition, subject to regulatory approval, Macam IR will be granted 1,400,000 options at an exercise price of $0.16. The stock options will fully vest over the next 12 months and will expire two years from the date of issuance.

June 28, 2011, - The Company announced a reseller agreement with PWM Capital, an independent Canadian full service investment dealer.

A member of the Investment Industry Regulatory Organization of Canada (IIROC), and the Canadian Investor Protection Fund (CIPF), PWM Capital is a leader in wealth management, trading strategy and execution and a financial intermediary in the Quebec Immigrant Investor Program. PWM has relationships with world class financial service providers. This ensures clients receive the best independent advice and leading edge products and services available in the market.

TickAnalyst provides automated trade recommendations made available via 14 trading models that have been shown to be effective analytical tools in all market conditions, including counter-trend and mean reversion models for volatile sideways markets and trending models for directional trending markets. The software is a product of years of research and development and incorporates Titan's suite of proprietary mathematical pattern recognition algorithms that factor in dozens of human emotional elements, ranging from euphoria to panic. Titan’s Behavioral Research Dashboards aggregate social and behavioral data with quantitative price data into a compelling and understandable digital user interface. Titan’s research content is a convergence of important and critical technical, social and behavioral data related to a sector, theme, or stock. By creating a smarter narrative with both a qualitative and a quantitative element, a Web 2.0 approach to independent research is achieved.

June 10, 2011—The Company announced that Cornwall Investments LLC is taking a 13% ownership stake in the Company, subject to TSX approval. Cornwall makes investments in both public and private entities that are primarily involved in the hedge fund support and commodities industries although it is not limited to such.

The investment in Titan was initiated by Cornwall’s Managing Director Robert Aaron, who is also CEO of Gilwern Associates, a hedge fund consulting firm. He serves as Vice Chairman of HedgeServ, a hedge fund administrator and Investor Analytics, a firm that offers a risk solution to the alternatives industry. Previously Mr. Aaron was Chief Executive Officer of DPM Mellon LLC, a diversified hedge fund administrator he founded in 1994.

June 2, 2011 - The Company entered into a new alliance with the Georgia Institute of Technology Georgia Tech) Master of Science Degree program in Quantitative and Computational Finance (QCF). The alliance gives Georgia Tech QCF students access to Titan’s trade signal database which is derived from price and volatility data, machine readable news and social media sentiment, which Titan uses to provide market professionals with high probability behavioral trade recommendations.

Titan’s core product (TickAnalyst) provides a tradable research solution combining multi-layered trading technology with proprietary automated models and risk management tools for institutions. Its highly sophisticated architecture is designed to perform thousands of decisions per second, isolating specific “rare market events” that result in a high probability of profitable success when the optimum conditions align.

Titan’s data center is managed by Cirracore via the “Platform Equinix” private cloud in downtown Atlanta. The power of the cloud enables Titan to monitor real-time data and simultaneously sift though terabytes of historical data to generate behavioral trade recommendations. Cirracore employs best practices in security and monitoring to ensure the highest level of protection for Titan and its customers.

April 26, 2011 - The Company announced that it has entered into a revenue-sharing agreement with Penson Financial Services, Inc. (PFSI), the US securities clearing unit of Penson Worldwide, Inc. (NASDAQ: PNSN) to offer Titan’s trade recommendations to PFSI’s retail and institutional correspondent brokerage firms.

TickAnalyst’s proprietary algorithms analyze historical equities tick data, combined with social media sentiment, to generate buy/sell recommendations. Recommendations can be streamed via PFSI’s API or Titan’s browser application. Orders can be electronically executed through PFSI’s FIX Gateway.

February, 2011 – The Company migrated all essential operating equipment to a Private Cloud facility in Atlanta, GA, enabling the Company to quadruple its processing power for research, development and production services.

February, 2011 - UNX Catalyst® Boosts Marketplace Offering with New Behavioral Trading Technology From Titan Trading Analytics Sophisticated pattern-recognition algorithms generate buy and sell signals to give traders an edge when human emotion drives markets.

Traders know that such emotions as greed, fear and irrational exuberance can often influence trading prices and market direction. Now they can act ahead of the herd, thanks to an integrated offering from innovative trading technology provider UNX LLC (www.unx.com) and software developer Titan Trading Analytics (TSX Venture: TTA, OTC Bulletin Board :TITAF).

The firms have developed a plug-in that streams behavioral research and trade strategies from Titan's TickAnalyst™ system into the Catalyst platform. Based on the science of behavioral finance, TickAnalyst's proprietary pattern recognition algorithms factor in emotions ranging from euphoria to confidence to panic. The models were developed and extensively back-tested using ten years of historical equities tick data, machine-readable news and social media sentiment.

The TickAnalyst system simultaneously runs all models through its complex event processing (CEP) engines to "sense" certain market behavior and generate trade signals before herd mentality takes over. Traders often receive higher-probability trade ideas hours—or even days—ahead of market correction.

The Catalyst integration also allows traders to immediately act on buy and sell recommendations by placing orders from the independent, broker-neutral Catalyst EMS (Execution Management System).

Titan was able to initiate development of the plug-in application using UNX's advanced Software Development Kit (SDK), according to Titan President and CEO John Coulter.

UNX recently announced the integration of data and research services into Catalyst from International Class Actions Management (ICAM) to help traders limit exposure to risk. The plug-in access to ICAM's global database of securities class actions, bankruptcies and government disgorgements was also developed using UNX's SDK.

Available to clients, broker-dealers, exchanges and third-party application vendors to develop applications or add-ins for use in Catalyst, the UNX SDK includes multiple open APIs that provide access to thousands of callable functions and support a broad range of programming languages. Users can quickly add functionality, update their offerings and integrate applications without having to involve the UNX development staff and incur additional development costs.

February, 2011 – the Company announced that it has incorporated 12 years of historical and intraday textual sentiment data from behavioral finance pioneers MarketPsych LLC of Santa Monica, California. MarketPsych LLC is a leader in behavioral finance research and consulting, integrating the competitive advantages derived from behavioral economics into products and trainings for the worlds' largest investment banks and brokerages. Over the past seven years the MarketPsych team developed proprietary text analysis software that identifies and quantifies economically predictive sentiments such as optimism and pessimism, tones such as uncertainty and urgency, and topics such as management changes and debt defaults from social media, blogs, financial news, and executive interviews. After quantifying this information the data feed distributes the raw data and graphical tools to analysts, fund managers, and news services who want to understand the deep forces that move markets.

The MarketPsych Data Feed provides intraday updates gathered from earnings call transcripts, chats forums, and social media sites. MarketPsych’s innovative software engine aggregates sentiment, topic and tone from millions of online conversations and normalizes the data for quantitative research applications. The feed currently includes ticker-specific data on over 6,000 U.S. equities symbols updated on an hourly basis, and the historical database includes over 12 years of textual sentiment data.

January, 2011 – The Company, a hosted provider of behavioral research and trading strategies announced today that it has incorporated 10 years of tick data for all components of the S&P/ Toronto Stock Exchange Composite Index into its Trade Recommendation Engine™.

Titan’s research combines ten years of historical equities tick data, machine readable news sentiment and proprietary behavioral sentiment which are run through a dozen unique trading strategies. Trade recommendations are streamed into Titan’s browser-based TickAnalyst™ application or through an API for third party systems. Titan also provides trade recommendations on all constituents of the S&P 500 and Russell 2000 Indices.

October, 2010 - The Company announced the availability of its TickAnalyst™ Automated Behavioral Trading software-as-a-service offering.

Company Personnel

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

In September 2010, the Company hired John J. Coulter, a management consultant with 20 years of experience in the financial trading software industry to provide management with direction and advice on product development and marketing. Mr. Coulter accepted the role of President & CEO in September 2010.

In October 2010, the Company terminated the agreement of 1 consultant working for Titan USA. 1 consultant from Titan Trading Analytics Inc. resigned.

In December, 2010, Mr. James Leman joined the Board of Directors and Chairman of Titan’s Audit Committee. Mr. Leman served as Managing Director of Global Electronic Trading during a 22 year career at Citigroup as well as head of Electronic Trading at HSBC Securities and as President of SunGard’s BRASS trading system. Mr. Leman holds an MBA in Business Administration from Fordham University 1975 and as MS in Accounting from St., Peter’s College in New Jersey where he also serves on their Board of Regents

In January, 2011, the entire engineering team in Edmonton, Alberta, was replaced by a team of 3 consultants in Mumbai, India with institutional trading system experience. As of March 2012, that team consists of 5 individuals.

In June, 2011, the Company hired a full time sales director, Gary Conley, who had previously been a sales trader for the past 15 years.

Marketing and Sales

In conjunction with Mr. Coulter’s hiring, the Company has developed a comprehensive business and marketing plan covering operations to the end of the year and beyond. TickAnalyst was formally launched on September 1, 2011.

Intellectual Property Rights

As at October 31, 2011, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

In September 2010, the Company had entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of intellectual property, over which they might have claim, to the Company in exchange for a long term service contract and other consideration.

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

The financial services market, however, is intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace including without limitation Quantative Alpha Trading in Toronto, Canada and Connors Group in NJ, USA. There can be no assurance that we will be successful in our efforts, or, if successful, that we will have the resources to sustain any early growth or market penetration we may achieve.

There are large numbers of established financial trading and trading software companies, including without limitation, Flextrade and Portware. Many are larger than us, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if we achieve significant success in penetrating the financial software market, financially stronger companies may seek to enter this market and compete for market share.

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

If we are successful raising funds and begin trading operations with these funds, we may fall under the provisions of the Investment Company Act of 1940 and other United States and Canadian rules and regulations governing investment companies, investment advisors and broker-dealers. In such case, we may incur significantly higher reporting and regulatory compliance costs. We did not generate revenues in the 5 last fiscal years of 2006 through 2011. Our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for any of these fiscal years. Based upon the information available to us, we believe that most of our customers were located in the United States during these fiscal years.

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

D.      Property, Plants and Equipment

We utilize about 1,964 square feet of office space in Atlanta, Georgia. We have rent obligations of approximately $3,900 per month. With the exception of computer equipment located in Edmonton, Alberta, Nanaimo, British Columbia, Atlanta, Georgia and the U.K., we currently do not have any property, plant or equipment located elsewhere.

ITEM 4A:     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited consolidated financial statements and related notes accompanying this annual report. They have been prepared in accordance with Canadian generally accepted accounting principles. Reference should be made to Note 16 to our audited consolidated financial statements which provide a reconciliation to U.S. generally accepted accounting principles.

Critical Accounting Policies

The preparation of our consolidated financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, rates and estimated useful life of intangible assets, technology rights and capital assets, fair value of financial instruments, provisions for contingent liabilities, valuation allowance for future tax assets, determining the fair value of stock-based compensation and the valuation of warrants and equity component of convertible debentures and reflect management’s best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Research and Development Costs

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. There were no development costs capitalized during the year ended October 31, 2011.

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

A.      Operating Results

Fiscal Year Ended October 31, 2011 Compared to Fiscal Year Ended October 31, 2010

We incurred a net loss of $2,956,234 for the twelve-month period ended October 31, 2011, as compared to a net loss of $2,977,117 for the comparative period of 2010.

Professional fees for the year ended October 31, 2011 were $95,116, as compared to $66,190 for the same period ended October 31, 2010.

Other than as described herein, the Company did not experience any large fluctuations from quarter to quarter during 2011. The net loss for the fourth quarter of fiscal year 2011 was $1,188,673, as compared to $1,028,725 for the same period in fiscal 2010. The net loss of $2,956,234 (2010 - $2,977,117) ended October 31, 2011 consisted of: research and development fees of $634,965 (2010- $873,215), general and administration (including stock option expense) of $2,044,856 (2010 - $1,903,159), amortization of property and equipment of $164,891 (2010 - $177,575), amortization of technology rights of $39,800 (2010 – $NIL) and bank charges and interest (including convertible debenture interest) of $46,972 (2010 - $28,455). The year also reflects a prior years’ GST assessment refund of $167,671 which was netted against general and administrative expenses for the year.

B.      Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares and convertible debentures. We expect to finance operations through the sale of common shares in the foreseeable future. There is no assurance that we will be successful in arranging financing on acceptable terms or at all. Management has reviewed all expense categories and expects to decrease the monthly cash outflow down to approximately $100,000 per month. This will be achieved by decreasing the R&D through a decrease in salary and consulting fees. The Edmonton office lease expires in August, 2012 and is presently sub-let, decreasing the overhead by approximately $14,000 per month.

As at October 31, 2011, we had $511,761 cash, receivables of $6,749, and short-term investments of $561,002 as compared to $209,736 cash , receivables of $10,088 and short-term investments of $60,000 at our prior fiscal year end. Short-term investments consist of a $500,000 variable rate guaranteed investment certificate bearing interest at prime less 1.95%, maturing August 24, 2012, and a $60,000 (2010 - $60,000) guaranteed investment certificate bearing interest at prime less 2.05%, maturing August 31, 2012. The $60,000 investment is collateral for a letter of credit, which has been issued by the Company for their leased premises.

Equity Placements for the Fiscal Year Ended October 31, 2011

During 2011, the Company completed two private placements of common shares, as described below:

On December 3, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $1,022,125. The Company issued 10,221,250 units at $0.10 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring December 3, 2012. Of the total proceeds, $893,568 and $128,557 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $88,250 in finder’s fees and incurred other share issue costs of $6,206.

On June 10, 2011, the Company closed a non-brokered private placement of units for gross proceeds of $1,948,400. The Company issued 19,484,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of $0.33 expiring June 10, 2013. Of the total proceeds, $1,618,472 and $329,928 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $38,640 in finder’s fees and incurred other share issue costs of $10,998.

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

On October 12, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $1,982,450. The Company issued 19,824,500 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. Of the gross proceeds, $1,600,389 and $382,061 have been allocated to common shares and warrants, respectively, using the relative fair value method. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expired February 12, 2011. The Company paid a total of $14,500 in finder’s fees to arm’s length parties and incurred other share issue costs of $11,630.

On October 20, 2010, the Company closed a non-brokered private placement of units, which raised $45,000. The Company will issue 450,000 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expired February 20, 2011. Of the gross proceeds, $35,063 and $9,937 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid $1,089 in share issue costs.

During 2010 and 2011, no options were exercised.

C.      Research and Development, Patents and Licenses, etc.

The Company has spent the last three fiscal years in Research and Development mode. It has incurred the following R&D expenses.

	2011	2010	2009
Research and Development Expenses	$634,965	$873,215	$1,078,379

D.      Trend Information

With the exception of the information disclosed in “Item 3.D. – Risk Factors”, we do not know of any trends or uncertainties that are likely to have a material effect on the Company or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.      Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that require disclosure under this Item 5E.

F.      Tabular Disclosure of Contractual Obligations

Convertible Debenture

On August 27, 2010, the Company issued $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest of 12% per annum. The maturity date could have been reduced to August 26, 2011 at the option of the holder. The debentures will be convertible into units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the debt and equity components as follows:

	2011	2010

Face value of convertible debentures	$294,000	$294,000
Portion of convertible debentures allocated to equity	(11,564)	(11,564)
	282,436	282,436
Interest expense	7,063	1,073

	$289,499	$283,509

The assumptions used to fair value the equity component of the convertible debentures are as follows:

Expected dividend rate	0%
Expected volatility	95.78%
Risk-free interest rate	1.26
Expected life of the debenture term	2 years

The present value of the contractual obligation of the convertible debentures as at October 31, 2011 is $265,000 and is calculated using the effective interest rate of 15%.

ITEM 6:      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

As of March 31, 2012, our directors were as follows:

Name of Director	Age
John Coulter	45
Dr. Kenneth Powell	66
Michael Gossland	57
Philip S. Carrozza	50
Dr. Harold Elke	57
James Leman	66

As of March 31, 2012, our executive officers were as follows:

Executive Officers	Age	Office
John Coulter	45	President & Chief Executive Officer and Acting Chief Financial Officer

Michael Gossland	57	Secretary and Chief Technology Officer

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

John J. Coulter has held key senior management positions at leading financial technology providers over the last 20 years. Prior to joining Titan, John was VP of Global Partnerships and Alliances for Thomson Reuters after his previous company Vhayu Technologies Corporation (“Vhayu”) was acquired in 2009. In his role as VP of Marketing and Business Development at Vhayu, Mr. Coulter created a globally recognized brand which increased revenues from $1.5 million to $12 million during his tenure. Prior to Vhayu, John was President and COO of Javelin Technologies Inc. (“Javelin”) in New York, the world’s leading FIX engine vendor with over 350 customers. Javelin was acquired by NYFIX (now owned by NYSE Euronext) in 2002 for $55 million.

John also conceptualized the indication of interest (IOI) trade management system TRIAD and led a 7 person spinoff of an existing systems integration firm Ease Technologies. TRIAD was one of the first commercially available FIX engines on Wall Street. After deploying TRIAD on 25 sell-side desks in less than two years, the system was licensed exclusively to Bridge Information and subsequently purchased by Reuters. Mr. Coulter is recognized as an authority on use of the FIX protocol as a means for brokers to lower infrastructure costs and increase order liquidity. John has also held various sales management positions at ADP, Bridge, VIE Systems and Reuters.

James Leman is currently a member of the Board of Directors of the Fix Protocol Limited organization as well as a member of the Titan’s Board of Directors and chairman of Titan's Audit Committee. Mr. Leman served as Managing Director of Global Electronic Trading during a 22 year career at Citigroup as well as head of Electronic Trading at HSBC Securities and as President of SunGard's BRASS trading system. Mr. Leman holds an MBA in Business Administration from Fordham University 1975 and an MS in Accounting from St Peter's College in New Jersey where he also serves on their Board of Regents.

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

Philip S. Carrozza II, is our Director of Business Development. Mr. Carrozza acquired his professional broker’s license in 1987. From 1993 until 1999 when he founded Cignal, he worked with several major trading firms in New York and the Bahamas. Mr. Carrozza is also an attorney and a member of the Massachusetts State Bar.

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

B.      Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2011. With the exception of John Coulter, the company does not have any further consulting/employment agreements.

During the year ended October 31, 2011, John Coulter, President and CEO received salary/compensation in the amount of US$165,000. We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2011.

In the most recently completed financial year, the Company did not compensate directors for services rendered in their capacity as directors.

Consulting Fees

During the fiscal year ended October 31, 2011, the Company paid consulting fees to the following directors for services provided to the Company in the normal course of operations of the business:

Mr. Michael Gossland –	$120,000
Mr. Philip Carrozza –	USD$130,000

Option Grants

On January 8, 2007, options with an exercise price of $0.30 and an expiry date of January 8, 2012 were granted to the below listed directors and/or officers. The options were not extended after the expiry date:

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

On December 3, 2010, options with an exercise price of $0.13 and an expiry date of December 3, 2015 were granted to the following directors and/or officers:

Mr. James Leman –	500,000 options

On March 15, 2011, options with an exercise price of $0.10 and an expiry date of March 15, 2016 were granted to the following directors and/or officers:

Mr. Michael Gossland –	500,000 options

On June 1, 2011, options with an exercise price of $0.10 and an expiry date of June 1, 2016 were granted to the following directors and/or officers:

Mr. John Coulter –	1,100,000 options

On October 11, 2011, options with an exercise price of $0.14 and an expiry date of October 12, 2016 were granted to the following directors and/or officers:

Mr. Harold Elke –	1,500,000 options

(1) All options granted to Mr. Robert Roddick were cancelled on November 13, 2010.

C.      Board Practices

Dr. Powell, Mr. Gossland, Mr. Carrozza, Mr. Roddick and Dr. Elke have acted as our directors since December 23, 2002, September 15, 1995, June 6, 2003 November 29, 2004 and October 24, 2006, respectively. All such individuals were re-elected as directors and Joseph Francese was elected as a director at our annual general meeting of shareholders held on October 2, 2009. Mr. Francese resigned from his position as a director on February 22, 2012 . Mr. Roddick resigned from his position as director on September 13, 2010.

Mr. John Coulter was appointed to the board of directors and President & CEO in September, 2010.

Mr. James Leman was appointed to the board of directors on November 26, 2010.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election, or their earlier resignation or removal. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

No directors, with the exception of John Coulter have service contracts with us for acting as a director , nor are they entitled to any termination benefits.

Audit Committee

As of March 31, 2012, our Audit Committee was comprised of Dr. Powell, Mr. Gossland, and Mr. Leman. Mr. Gossland and Dr. Powell were appointed as Director and members of the Audit Committee in 1996. Mr. Leman was appointed as a Director and chairman of the Audit Committee in 2010 and is an independent member All the audit committee members are financially literate.

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

2.

Review the Company’s consolidated financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

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

8.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s consolidated financial statements.

9.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

11.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre- approval requirement is waived with respect to the provision of non-audit services if:

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

D.      Employees

As at October, 31, 2011, all services are contracted to consultants. We have three consultants in Canada, six consultants in the United States and one consultant in the United Kingdom. Titan or Titan USA, as appropriate, have entered into intellectual property assignment agreements or consulting agreements with each of its consultants.

E.      Share Ownership

As of April 28, 2012, the Company has 112,724,278 common shares issued and outstanding. As of April 28, 2012, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
Kenneth Powell	27,731,059 (1)	24.60%
Harold Elke	9,996,277 (2)	8.87%
Philip S. Carrozza	5,060,100 (3)	4.49%
Michael Gossland	2,264,778 (4)	2.01%
John J. Coulter	4,493,167 (5)	3.99%
James Leman	371,667 (6)	.33%
All officers and directors as a group	49,917,048	44.28%

Notes:

Percentage amounts based on 112,724,278 shares of our common stock outstanding as of March 31, 2012.

(1)	Includes
	(A)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that arevested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(B)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(C)	150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(D)	120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(E)	150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2012;
	(F)	2,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on August 19, 2012;
	(G)	1,525,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 27, 2012;
	(H)	976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(I)	7,130,000 common shares underlying warrnats that are immediately exercisable at an exercise price of $0.30 to October 12, 2012;
	(J)	2,976,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
	(K)	150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15 ,2013;
	(L)	400,000 common shares underlying warrants that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.30 to October 12, 2012;
	(M)	100,000 common shares underlying warrants that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.33 to June 10, 2013;
	(N)	187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;
	(O)	167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell;
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

	(R)	10,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011; and
	(S)	10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011.

(2)	Includes
	(A)	50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(B)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(C)	75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(D)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(E)	512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(F)	80,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 27, 2012;
	(G)	2,140,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to October 12, 2012; and
	(H)	500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.14 per share until October 12, 2016.

(3)	Includes
	(A)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(B)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(C)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(D)	120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015; and
	(E)	3,791,571 common shares that are held by Mrs. Loraine Kuppe, the wife of Mr. Carrozza.

4)	Includes
	(A)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(B)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(C)	200,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(D)	520,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(E)	444,444 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.14 per share until November 24, 2015;
	(F)	333,334 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share until March 15, 2016;
	(H)	300,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to October 12, 2012; and
	(I)	17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney.

(5)	Includes
(A)

1,930,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.11 per share and expire November 3, 2015;

(B)

1,380,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.14 per share and expire November 24, 2015; and

	(C)	366,667 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire June 1, 2016.

(6)	Includes
	(A)	166,667 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.13 per share until December 3, 2015.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 28, 2012, we had 112,724,278 common shares issued and outstanding. As of April 28, 2012, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	27,731,059 (1)	24.60%
Harold Elke	9,996,277 (2)	8.87%
Cornwell Investments LLC (3)	30,000,000 (4)	26.61%

Notes:

(1)	Includes
	(A)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that arevested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(B)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(C)	150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(D)	120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(E)	150,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on July 29, 2012;
	(F)	2,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.40 per common share and expire on August 14, 2012;
	(G)	1,525,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 12, 2012;
	(H)	976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2013;
	(I)	7,130,000 common shares underlying warrnats that are immediately exercisable at an exercise price of $0.30 to October 12, 2012;
	(J)	2,976,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
	(K)	150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2013;
	(L)	400,000 common shares underlying warrnats that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.30 to October 12, 2012;
(M)

100,000 common shares underlying warrnats that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.33 to June 10, 2013; (N)187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;

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

	(R)	10,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011; and
	(S)	10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 to October 15, 2011.

(2)	Includes
	(A)	50,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.37 per share until January 28, 2013;
	(B)	25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
	(C)	75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
	(D)	100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
	(E)	512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 to October 15, 2011;
	(F)	80,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to May 27, 2012;
	(G)	2,140,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.30 to October 12, 2012; and
	(H)	500,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.14 per share until October 12, 2016.

(3)	The person having voting, dispositive or investment powers over Cornwell Investments LLC is Cornwell’s Managing Director, Robert Aaron. The address of Cornwell is 8 Cottontail Lane, Somerset, NJ.

(4)	Includes

	(A)	15,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.33 to June 10, 2013.

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

Of our 189 registered shareholders as at March 31, 2012, 18 were residents of the United States representing 19,729,395 common shares or 9.52% of our 112,724,278 issued and outstanding common shares as of that date.

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

Management fees and research and development costs of $534,024, as compared to $502,241 in 2010, were paid to officers and directors of the Company during 2011.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2006 to October 31, 2007	$1.07	$0.255
November 1, 2007 to October 31, 2008	$0.67	$0.29
November 1, 2008 to October 31, 2009	$0.42	$0.21
November 1, 2009 to October 31, 2010	$0.35	$0.08
November 1, 2010 to October 31, 2011	$0.18	$0.09

Fiscal Quarter
November 2009 to January 2010	$0.29	$0.16
February 2010 to April 30, 2010	$0.35	$0.15
May 2010 to July 2010	$0.18	$0.11

Period	High	Low

August 2010 to October 2010	$0.17	$0.08
November 2010 to January 2011	$0.16	$0.11
February 2011 to April 30, 2011	$0.14	$0.09
May 2011 to July 2011	$0.14	$0.09
August 2011 to October 2011	$0.18	$0.10
November 2011 to January 2012	$0.13	$0.06

Month

October 2011	$0.18	$0.12
November 2011	$0.13	$0.08
December 2011	$0.10	$0.06
January 2012	$0.09	$0.06
February 2012	$0.08	$0.05
March 2012	$0.08	$0.05

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States funds of our common shares traded on the Over-The-Counter Bulletin Board for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2006 to October 31, 2007	$0.92	$0.192
November 1, 2007 to October 31, 2008	$0.72	$0.26
November 1, 2008 to October 31, 2009	$0.33	$0.16
November 1, 2009 to October 31, 2010	$0.35	$0.08
November 1, 2010 to October 31, 2011	$0.17	$0.10

Fiscal Quarter

November 2009 to January 2010	$0.27	$0.16
February 2010 to April 2010	$0.35	$0.15
May 2010 to July 2010	$0.17	$0.11
August 2010 to October 2010	$0.17	$0.08
November 2010 to January 2011	$0.16	$0.11
February 2011 to April 2011	$0.13	$0.10
May 2011 to July 2011	$0.13	$0.10
August 2011 to October 31, 2011	$0.17	$0.10
November 2011 to January 2012	$0.15	$0.10

Month
October 2011	$0.18	$0.12
November 2011	$0.13	$0.08
December 2011	$0.10	$0.06
January 2012	$0.09	$0.06
February 2012	$0.08	$0.05
March 2012	$0.07	$0.05

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

C.      Material Contracts

Intellectual Property Transfer Agreements

In 2010, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

In September 2010, the Company had entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of Intellectual Property, over which they might have claim, to the Company in exchange for a long term service contract and other consideration.

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

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, non-resident alien individuals, U.S. tax expatriates or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, and persons that own, directly or indirectly or by arbituarly 10% or more of the company’s outstanding voting share capital or voting power, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code. This summary is limited to U.S. Holders who own our common shares directly (i.e. not through an intermediary entity such as a partnership, such limited liability company, or trust).

Distribution on Our Common Shares.

General Rules. Subject to the PFIC rules discussed further below, U.S. Holders receiving distributions (including constructive distributions) with respect to our common shares are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits. To the extent that distributions from us exceed our current or accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of our common shares. (See more detailed discussion at “Disposition of Our Common Shares” below). Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

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

Management Believes Company is a Passive Foreign Investment Company.

General Discussion. We believe that we qualify as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended October 31, 2011, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of these three alternative tax regimes. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) The quarterly average value during a taxable year of the corporation’s assets that produce , or are held for the productions of, passive income is 50% or more of the average value of all assets held by the corporation.“Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. As stated above, we believe we satisfied both the 75% passive income and the 50% passive assets tests during the fiscal year ended on October 31, 2010 and 2011 and anticipate meeting both of these tests in the fiscal year that will end on October 31, 2012. There can be no assurance that our determination concerning our PFIC status will not be challenged.

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

PFIC Information Reporting

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

Foreign Tax Credit

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

Information Reporting and Backup Withholding

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (under current law), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income, or (c) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, and that such U.S. Holder is a U.S. person. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

In addition, U.S. Holders should be aware that the Hiring Incentives to Restore Employment (HIRE) Act of 2010, enacted March 18, 2010, imposes reporting requirements on certain U.S. persons with respect to the holding of certain specified foreign financial assets, including stock of foreign issuers which is not held in an account, if the aggregate value of all specified foreign financial assets exceed certain minimum values, which vary depending on the U.S. person’s residency and filing status (e.g., a U.S. individual living in the U.S. and not filing a joint tax return would be required to comply with these new reporting requirements if the total value of his or her specified foreign financial assets for the year is either $50,000 on the last day of the tax year or $75,000 at any time during the tax year). The reporting requirements are effective for individuals beginning with the 2011 tax year and are met by filing Form 8938. The reporting requirements may also apply to certain U.S. entities for taxable years beginning after December 31, 2011. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns under these rules.

Tax on Net Investment Income

For tax years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds with be required to pay an additional 3.8% tax on “net investment income”, which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business), which may include the common shares. U.S. Holders should consult their own tax advisors regarding the application of the tax on net investment income to their particular circumstances.

FATCA

If we derive certain types of U.S.-source income, we may require certain U.S. Holders to provide certain information necessary for us to comply with new reporting obligations enacted under the HIRE Act known as the Foreign Account Tax Compliance Act (“FATCA”). If a U.S. Holder does not provide such information, the U.S. Holder may be subject to U.S. withholding tax on certain payments made by us after January 1, 2014 in accordance with FATCA. U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of the Common Shares.

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

Copies of these materials can also be viewed at www.sec.gov and obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330.

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

ITEM 15:      CONTROLS AND PROCEDURES

A.      Disclosure Controls and Procedures

The Company's President, Chief Executive Officer and Chief Financial Officer has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of October 31, 2011. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's (the “Commission”) rules and forms, and that such information is accumulated and communicated to our management, including our President, Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, our President, Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2011, our disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our management recognizes that any controls and procedures no matter how well designed or operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives. However, because of the inherent limitations in all control systems, , no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company, have been detected.

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

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring

Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of October 31, 2011.

C.      Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.      Changes in Internal Control Over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.         [RESERVED]

ITEM 16A:      AUDIT COMMITTEE FINANCIAL EXPERT

Prior to the filing of this report, our board of directors had made the determination that an audit committee financial expert, Mr. James Leman serve on the Audit Committee. Also, we believe that Mr. Leman is “independent” under applicable rules of the Securities and Exchange Commission.

ITEM 16B:      CODE OF ETHICS

Our board of directors has not adopted a code of ethics that applies to our executive officer as such a code is not required under applicable Canadian laws.

ITEM 16C:      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Collins Barrow Edmonton LLP (“Collins Barrow”), audited our consolidated financial statements for the years ended October 31, 2009 and October 31, 2008. Smythe Ratcliffe LLP audited our consolidated financial statements for the years ended October 31, 2011 and October 31, 2010.

Audit Fees

Fees billed by Smythe Ratcliffe, LLP for professional services totaled $50,000 for the year ended October 31, 2011 and $36,822 for the year ended October 31, 2010. Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit–Related Fees

During the year ended October 31, 2010, additional fees paid to Smythe Ratcliffe LLP for taxes and audit related services was $15,570.

All other Fees

During the fiscal years ended October 31, 2011 and October 31, 2010, SmytheRatcliffe LLP did not bill for any products or services other than as described above.

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

There were no fees in 2011 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:      PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total Number of Shares (or Units) Purchased	(b) Weighted Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2010 to November 30, 2010	Nil	N/A	Nil	4,666,666 (1)
December 1, 20109 to December 31, 20109	Nil	N/A	Nil	500,000 (2)
January 1, 2011 – January 31, 2011	Nil	N/A	Nil	Nil
February 1, 2011 to February 29, 2011	Nil	N/A	Nil	Nil
March 1, 2011 to March 31, 2011	Nil	N/A	Nil	500,000 (3)
April 1, 2011 to April 30, 2011	Nil	N/A	Nil	Nil
May 1, 2011 to May 31, 2011	Nil	N/A	Nil	Nil
June 1, 2011 to June 30, 2011	15,000,000 (6)	$0.33	15,000,000 (6)	1,100,000 (4)
July 1, 2011 to July 31, 2011	Nil	N/A	Nil	Nil
August 1, 2011 to August 31, 2011	Nil	N/A	Nil	Nil
September 1, 2011 to September 30, 2011	Nil	N/A	Nil	Nil
October 1, 2011 to October 31, 2011	Nil	N/A	Nil	1,500,000(5)

Notes:

(1)

4,666,666 common shares issuable pursuant to stock options granted under our plan as follows: 1,930,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 within 6 months; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant; and 2,736,666 common suares issuable pursuant to a stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 immediately; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

(2)

500,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 within 12 months from the date of the grant; (ii) 1/3 within 24 months from the date of the grant and (iii) 1/3 within 36 months from the date of the grant.

(3)

500,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 immediately; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

(4)

1,100,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 immediately; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

(5)

1,500,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 immediately; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

(6)

15,000,000 common shares issued pursuant to a private placement at $0.10 per common share, and 15,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.33 per common share for 24 months following the date of closing will expire June 10, 2013. The private placement closed on June 10, 2011, and its closing was publicly announced on June 10, 2011.

ITEM 16F:      CHANGES IN RGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G:      CORPORATE GOVERNANCE

Not applicable.

ITEM 16H:      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17:      FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

  our balance sheets as at October 31, 2011 and October 31, 2010;
  statements of operations and comprehensive loss for the years ended October 31, 2011, 2010, and 2009;
  statements of shareholders’ equity for the years ended October 31, 2011, 2010, and 2009; and
  statements of cash flows for the years ended October 31, 2011, 2010, and 2009.

The consolidated financial statements as at and for the years ended October 31, 2011 and 2010 were audited by Symthe Ratcliffe LLP, our Independent Registered Chartered Accountants. The consolidated financial statements as at and for the years ended October 31, 2009 and 2008 were audited by Collins Barrow, Edmonton LLP.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 16. All figures are expressed in Canadian dollars.

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2011 and 2010
(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded, and that the financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the financial statements.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of October 31, 2011.

“John Coulter” (signed)

John Coulter,
President, Chief Executive Officer & Chief Financial Officer

Edmonton, Canada
February 22, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF TITAN TRADING ANALYTICS INC.
(A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying consolidated financial statements of Titan Trading Analytics Inc., which comprise the consolidated balance sheets as at October 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended October 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended October 31, 2011 and 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter
The consolidated financial statements for the year ended October 31, 2009 were audited by another firm of auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated February 15, 2010.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Company had incurred a net loss of $2,956,234 during the year ended October 31, 2011 and has a deficit of $23,074,231 as at October 31, 2011. These conditions, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that cast significant doubt about the Company’s ability to continue as a going concern.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
February 22, 2012

Report of Independent Registered Chartered Accountants

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.

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

"Collins Barrow Edmonton LLP"
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

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 15, 2010	Independent Registered Chartered Accountants

PAGE
Consolidated Balance Sheets	1
Consolidated Statements of Operations and Comprehensive Loss	2
Consolidated Statements of Shareholders’ Equity	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5 - 29

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	October 31,	October 31,

	2011	2010
ASSETS
CURRENT
Cash	$511,761	$209,736
Short-term investments (Note 3)	561,002	60,000
Other receivables	6,749	10,088
Prepaid expenses and deposits	52,274	37,727
	1,131,786	317,551
Deposit	8,389	24,074
Property and equipment (Note 4)	260,254	425,468
Technology rights (Note 5)	358,200	398,000

	$1,758,629	$1,165,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Notes 10	$83,571	$187,971
and 14)
Loans and advances (Note 6)	---	2,111
Deferred lease inducements	53,594	---
Convertible debentures (Note 7)	289,499	---
	426,664	190,082
Deferred lease inducements	---	76,574
Convertible debentures (Note 7)	---	283,509

	426,664	550,165

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	18,234,001	15,845,770
Warrants (Note 8)	2,413,884	1,901,217
Contributed surplus	3,746,747	2,899,907
Convertible debentures - equity component (Note 7)	11,564	11,564
Deficit	(23,074,231)	(20,043,530)
	1,331,965	614,928

	$1,758,629	$1,165,093

Commitments (Note 11)

Approved by the Board:

Signed “John Coulter”	Signed “James Leman”
John Coulter	James Leman

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(expressed in Canadian dollars)

	Years Ended October 31
	2011	2010	2009

EXPENSES
Research and development (Note 10)	$634,965	$873,215	$1,078,379
General and administrative (Note 10)	2,044,856	1,903,159	2,279,935
Amortization of property and equipment	164,891	177,575	186,774
Amortization of technology rights	39,800	---	---
Bank charges and interest, net	46,972	28,455	11,844
Loss (gain) on foreign exchange	24,750	(5,287)	(28,183)

Net loss and comprehensive loss for the year	(2,956,234)	(2,977,117)	(3,528,749)

LOSS PER SHARE – Basic and diluted	(0.03)	(0.05)	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	99,949,623	61,292,998	51,951,767

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
(expressed in Canadian dollars)

	Share Capital
					Convrtible
					Debentures
	Number of			Contributed	---Equity
	Shares	Amount	Warrants	Surplus	Component	Deficit	Total

October 31, 2008	49,214,345	$11,707,655	$1,016,303	$1,279,169	$-	$(13,163,541)	$839,586
Net loss						(3,528,749)	(3,528,749)
Expires/forteited warrantw			(239,077)	239,077			-
Stock optios exercised	1,160,000	169,120		(49,820)			119,300
Private placements, net	7,746,533	1,644,179	338,649				1,192,828
Shares issued for service	200,000	71,000					71,000
Stock based compensation				807,931			807,931

October 31, 2009	58,317,878	13,951,954	1,115,875	2,276,357		(16,692,290)	291,896

Net loss						(2,977,117)	(2,977,177)
Private placements, net	24,785,750	2,266,364	626,049				2,892,413
Returned to treasury	(84,600)	(12,548)	(3,524)			(9,306)	(25,378)
Warrants extenstion			162,817			(162,817)	-
Stock-based				623,550			623,550
Compensation
Convertible debentures					11,564		11,564
Technology rights payment in excess of carrying value						(202,000)	(202,000)

October 31, 2010	83,019,028	15,845,770	1,901,217	2,899,907	11,564	(20,043,530)	614,928

Net loss						(2,956,234)	(2,956,234)
Private placements, net	29,705,250	2,388,231	438,200				2,826,234
Warrants extnetiuon			74,467			(74,467)	---
Stock based compensation				846,846			846,840

October 31, 2011	112,724,278	$18,234,001	$2,413,884	$3,746,747	$11,564	$(23,074,231)	$1,331,965

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

		Years Ended October 31
		2011		2010		2009

OPERATING
Net loss for the year		$(2,956,234)		$(2,977,117)		$(3,528,749)
Adjustments for non-cash items
Amortization of property and equipment		164,891		177,575		186,774
Amortization of technology rights		39,800		---		---
Research and development		---		---		71,000
Stock-based compensation		846,840		623,550		807,931
Loss on disposal of equipment		23		---		---
Amortization of deferred lease inducements		(22,980)		(22,980)		(15,316)
Accretion interest		5,990		1,073		---
Unrealized foreign exchange loss		154		2,469		---
Net changes in non-cash working capital balances:
Prepaid expenses and deposits		1,138		(6,309)		6,690
Other receivables		2,337		25,092		(35,180)
Accounts payable and accrued liabilities		(104,635)		6,120		61,365
		(2,022,676)		(2,170,527)		(2,445,485)
INVESTING
Due from related parties		---		---		58,754
Proceeds on sale (purchase) of property and equipment		300		---		(47,179)
Purchase of technology rights		---		(600,000)		---
Proceeds from deferred lease inducements		---		---		114,870
Restricted cash		---		2,520		227,409
Short-term investments		(500,000)		30,000		---
		(499,700)		(567,480)		353,854
FINANCING
Issue of share capital, net of issue costs		2,826,431		2,892,413		2,102,128
Loans and advances		(2,111)		(293,985)		(222,929)
Convertible debentures		---		294,000		---
Shares returned to treasury		---		(25,378)		---
		2,824,320		2,867,050		1,879,199
EFFECT OF EXCHANGE RATE CHANGES		81		(2,469)		(39,360)
INCREASE (DECREASE) IN CASH		302,025		126,574		(251,792)
CASH, BEGINNING OF YEAR		209,736		83,162		334,954
CASH, END OF YEAR		$511,761		$209,736		$83,162
Cash used in operating activities includes:
Bank charges and interest		$46,972		$15,222		$12,522
Income taxes paid	$	---	$	---	$	---
Supplementary information:
Shares issued for services	$	---	$	---		$71,000

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
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

Several adverse conditions cast significant doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $23,074,231 at October 31, 2011 (2010 - $20,043,530).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the next twelve-month period, including reducing or postponing expenditures and obtaining additional or new financing in order to advance its business plan. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2012. However, management can provide no assurance thereon.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the Canadian dollar as the Company’s functional and reporting currency. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned integrated subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA, LLC and Titan Trading USA, LLC. All significant inter-company balances and transactions have been eliminated on consolidation.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

Research and Development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. There were no development costs capitalized during the year ended October 31, 2011.

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

Technology Rights

All rights to intellectual property and the mutual covenants and agreements related to the products of Titan (the “IP”) are recorded at cost where the rights have been acquired in transactions with related parties, the cost is deemed to be the carrying value prior to the transaction and any difference between fair value and consideration paid is recorded to deficit.

Effective November 1, 2010, the Company revised the estimated useful life of the technology rights from indefinite to 10 years. Technology rights are amortized over their estimated useful lives using the straight- line method. This change in accounting estimate has been applied prospectively to the consolidated financial statements and has resulted in an increase in amortization expense of $39,800 for the year ended October 31, 2011 (Note 5). The estimated annual impact of this change in accounting estimate is an increase in amortization expense of $39,800 per year for the period to October 2021.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Deferred Lease Inducement

Lease inducements received in the form of contributions towards leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense, which is included in general and administrative expenses.

Convertible Debentures

The Company’s convertible debentures are considered to be a compound financial instrument that contains both a debt component and an equity component.

On issuance of the convertible debentures, the fair value of the equity component is determined using the Trinomial Barrier Model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected time until conversion and risk-free interest rates. The value is recorded as equity and the remainder of the proceeds are allocated as a separate component of debt. Transaction costs are appointed between the debt and equity components based on their respective carrying amounts when the instruments are issued.

On conversion, the carrying amount of the debt component and the equity component are transferred to share capital. In the event that the instrument is settled in cash, the transaction is treated as an extinguishment of the convertible debenture and a gain or loss on the extinguishment of the liability component is recognized in the current period operations while any gain or loss on the equity component is applied to contributed surplus.

The interest cost recognized in respect of the debt component represents the accretion of the liability over its expected life using the effective interest method, to the amount that would be payable upon redemption.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The accounts of subsidiaries, which are integrated operations, are translated to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or liabilities incurred. Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in operations (except for amortization, which is translated at the same rate as the related asset). Exchange gains and losses are included in the statements of operations.

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

Equity Unit Offerings

The proceeds from the issuance of equity units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and the Black-Scholes option pricing model for the shares and warrants, respectively.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

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

Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for- trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

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

  Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

  Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. IFRS will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on November 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended October 31, 2011.

The Company has completed a comprehensive review of its accounting policy options under IFRS, evaluated the impact of the conversion on the Company’s consolidated financial statements and is in the process of preparing an opening balance sheet for November 1, 2010 under IFRS.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of a $500,000 variable rate guaranteed investment certificate bearing interest at prime less 1.95%, maturing August 24, 2012, and a $60,000 (2010 - $60,000) guaranteed investment certificate bearing interest at prime less 2.05%, maturing August 31, 2012. The $60,000 investment is collateral for a letter of credit, which has been issued by the Company for their leased premises.

4.	PROPERTY AND EQUIPMENT

	2011			2010
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment	$327,647	$258,734	$68,913	$328,865	$222,256	$106,609

Office furniture	88,349	51,180	37,169	88,349	41,643	46,706

Leasehold improvements	589,908	435,736	154,172	589,908	317,755	272,153
	$1,005,904	$745,650	$260,254	$1,007,122	$581,654	$425,468

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

5.	TECHNOLOGY RIGHTS

During the year ended October 31, 2010, the Company purchased all rights to the algorithm and codes for software from a non-arm’s length party in exchange for $600,000.

	2011	2010

Purchase of technology rights	$600,000	$600,000
Excess of exchange amount over carrying value acquired from related party allocated to deficit	(202,000)	(202,000)
	398,000	398,000
Amortization	(39,800)	---
	$358,200	$398,000

6.	LOANS AND ADVANCES

During the year ended October 31, 2011, the Company repaid a loan payable of $2,111 to a director of the Company. The loan was non-interest-bearing and unsecured.

7.	CONVERTIBLE DEBENTURES

On August 27, 2010, the Company raised $294,000 in convertible debentures. The debentures will mature on August 26, 2012 and bear interest at 12% per annum. The agreement states that the maturity date can be reduced to 12 months at the option of the holder. The debentures will be convertible to units at a deemed price of $0.15 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the liability and equity components as follows:

Face value of convertible debentures	$294,000
Portion of convertible debentures allocated to equity	(11,564)

Portion of convertible debenture allocated to liability	282,436
Accretion interest expense	1,073

Balance, October 31, 2010	283,509
Accretion interest expense	5,990

Balance, October 31, 2011	$289,499

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

7.	CONVERTIBLE DEBENTURES (continued)

The assumptions used to fair value the equity component of the convertible debentures are as follows:

Expected dividend rate	0%
Expected volatility	95.78%
Risk-free interest rate	1.26
Expected life of the debenture term	2 years

8.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares with no par value

Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

Issued

2011

On December 3, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $1,022,125. The Company issued 10,221,250 units at $0.10 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 expiring December 3, 2012. Of the total proceeds, $893,568 and $128,557 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $88,250 in finder’s fees and incurred other share issue costs of $6,206.

On June 10, 2011, the Company closed a non-brokered private placement of units for gross proceeds of $1,948,400. The Company issued 19,484,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of $0.33 expiring June 10, 2013. Of the total proceeds, $1,618,472 and $329,928 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $38,640 in finder’s fees and incurred other share issue costs of $10,998.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

2010

On May 27, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $902,250. The Company issued 4,511,250 units at $0.20 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of $0.30, expiring May 27, 2012. Of the gross proceeds, $661,370 and $240,880 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid a total of $4,000 in finder’s fees and incurred other share issue costs of $6,067.

On October 12, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $1,982,450. The Company issued 19,824,500 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each warrant is exercisable into one common share at a price of $0.30, expiring October 12, 2012. Of the gross proceeds, $1,600,389 and $382,061 have been allocated to common shares and warrants, respectively, using the relative fair value method. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four- month restricted period, which expired February 12, 2011. The Company paid a total of $14,500 in finder’s fees to arm’s length parties and incurred other share issue costs of $11,630.

On October 20, 2010, the Company closed a non-brokered private placement of units, for gross proceeds of $45,000. The Company will issue 450,000 units at $0.10 per unit. Each unit consists of one common share and one warrant. Each warrant is exercisable into one common share at a price of $0.30 expiring October 12, 2012. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a four-month restricted period, which expired February 20, 2011. Of the gross proceeds, $35,063 and $9,937 have been allocated to common shares and warrants, respectively, using the relative fair value method. The Company paid $1,089 in share issue costs.

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

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock Options (continued)

on the earlier of the expiry date of the option and a reasonable period (the “Cancellation Period”) following the Cessation Date where the Cancellation Period shall be at the discretion of the Committee on a case-by- case basis optionee ceasing to be a director, officer, employee or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

The following table summarizes the activity of stock options as follows:

	2011		2010
				Weighted-
	Number of	Weighted-Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at beginning of year	11,390,000	$0.29	9,130,593	$0.33
Granted	12,940,000	$0.13	4,130,000	$0.19
Forfeited	(1,188,331)	$0.18	(1,870,593)	$0.27
Expired/cancelled	(4,055,003)	$0.34	-	---

Outstanding at end of year	19,086,666	$0.18	11,390,000	$0.29
Exercisable at end of year	10,276,667	$0.21	8,620,004	$0.32

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2011:

	Number	Number	Expiry
Exercise Price	Outstanding	Exercisable	Date
0.30	1,285,000	1,285,000	January 8, 2012	(*)
0.50	50,000	50,000	August 15, 2012
0.37	520,000	520,000	January 28, 2013
0.50	60,000	60,000	February 4, 2013
0.335	150,000	150,000	July 8, 2013
0.30	900,000	900,000	August 12, 2013
0.16	1,400,000	350,000	October 4, 2013
0.36	175,000	175,000	November 7, 2013
0.305	50,000	50,000	January 26, 2014
0.33	830,000	830,000	March 6, 2014
0.25	1,000,000	1,000,000	November 13, 2014
0.17	1,010,000	1,010,000	March 3, 2015
0.17	100,000	66,666	May 28, 2015
0.10	50,000	50,000	October 15, 2015
0.11	1,930,000	643,333	November 3, 2015
0.13	300,000	200,000	November 16, 2015
0.14	3,770,000	1,256,666	November 24, 2015
0.13	500,000	---	December 3, 2015
0.13	200,000	66,667	December 22, 2015
0.10	2,000,000	666,668	March 15, 2016
0.10	50,000	16,666	March 31, 2016
0.10	1,116,666	383,334	June 1, 2016
0.15	140,000	46,667	September 20, 2016
0.14	1,500,000	500,000	October 12, 2016

	19,086,666	10,276,667

(*) Options expired unexercised

The weighted average remaining contractual life of stock options outstanding at October 31, 2011 is 3.3 years.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2010:

	Number	Number	Expiry
Exercise Price	Outstanding	Exercisable	Date
0.315	360,000	360,000	June 23, 2011
0.30	1,560,000	1,560,000	January 8, 2012
0.69	200,000	200,000	June 28, 2012
0.50	50,000	50,000	August 15, 2012
0.37	1,085,000	1,085,000	January 28, 2013
0.50	190,000	190,000	February 4, 2013
0.34	50,000	50,000	June 24, 2013
0.335	150,000	150,000	July 8, 2013
0.30	900,000	900,000	August 12, 2013
0.36	510,000	510,000	August 15, 2013
0.36	350,000	350,000	November 7, 2013
0.305	50,000	50,000	January 26, 2014
0.33	1,205,000	1,205,000	March 6, 2014
0.355	600,000	600,000	April 21, 2014
0.25	1,300,000	433,334	November 13, 2014
0.27	25,000	8,334	November 25, 2014
0.17	1,405,000	468,336	March 3, 2015
0.17	1,350,000	450,000	May 28, 2015
0.10	50,000	---	October 15, 2015

	11,390,000	8,620,004

The weighted average remaining contractual life of stock options outstanding at October 31, 2010 is 3.1 years.

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date using the following weighted-average assumptions:

	Options		Warrants
	2011	2010	2011	2010
Weighted-average grant date fair value per share option or warrant	0.10	0.19	0.02	0.03
Expected dividend rate	0%	0%	0%	0%
Expected volatility	109%	116%	90%	94%
Risk-free interest rate	2.05%	2.55%	1.48%	1.42%
Expected life of options or warrants in years	5 yrs.	5 yrs.	2 yrs.	2 yrs.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Stock-based Compensation

The stock-based compensation relates to compensation for services as follows:

	2011	2010	2009
Research and development	$204,508	$142,626	$277,890
General and administrative	642,332	480,924	530,041
	$846,840	$623,550	$807,931

As at October 31, 2011, the unamortized compensation expense for all outstanding options is $404,341.

As at October 31, 2011, the aggregate intrinsic value of the outstanding and exercisable stock options is $Nil.

Warrants

The following table summarizes the activity of warrants:

	2011		2010
				Weighted-
	Number of	Weighted-Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at beginning of year	34,650,834	$0.35	11,907,384	$0.48
Issued	24,594,625	$0.32	24,785,750	$0.30
Expired/cancelled	(3,569,584)	$0.53	(2,000,000)	$0.50
Returned to treasury	---	---	(42,300)	$0.45

Outstanding at end of year	55,675,875	$0.33	34,650,834	$0.35

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

8.	SHARE CAPITAL (continued)

Warrants (continued)

The following table summarizes information on warrants outstanding and exercisable at October 31, 2011:

	Number
Exercise Price	Outstanding	Expiry Date

$ 0.40	1,017,500	July 29, 2012
$ 0.40	2,500,000	August 19, 2012
$ 0.50	2,778,000	October 15, 2013	(*)
$ 0.30	4,511,250	May 27, 2012
$ 0.30	19,824,500	October 12, 2012
$ 0.30	450,000	October 20, 2012
$ 0.30	5,110,625	December 3, 2012
$ 0.33	19,484,000	June 10, 2013
	55,675,875

(*) During the year ended October 31, 2011, the Company extended the expiry date of the warrants. The extension resulted in an additional fair value of $74,467 and it is recorded as an increase to warrants and an increase in deficit.

The following table summarizes information on warrants outstanding and exercisable at October 31, 2010:

	Number
Exercise Price	Outstanding	Expiry Date

$ 0.60	1,518,117	December 7, 2010	(*)
$ 0.35	1,000,000	March 6, 2011	(*)
$ 0.40	1,017,500	July 29, 2012	(*)
$ 0.40	2,500,000	August 19, 2012	(*)
$ 0.60	1,051,467	March 17, 2011
$ 0.50	2,778,000	October 15, 2011
$ 0.30	4,511,250	May 27, 2012
$ 0.30	19,824,500	October 12, 2012
$ 0.30	450,000	October 20, 2012
	34,650,834

(*) During the year ended October 31, 2010, the Company extended the expiry date of the warrants. The extension resulted in an additional fair value of $162,817 and it is recorded as an increase to warrants and an increase in deficit.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

9.	INCOME TAXES

Income tax expense differs from the amounts computed by applying the statutory income tax rates to loss before income taxes. A reconciliation of the differences is as follows:

		2011		2010		2009

Tax recovery at statutory rates		$(785,183)		$(838,498)		$(1,026,160)
Foreign rate differential		(115,021)		(56,806)		(20,106)
Non-deductible expenses		225,911		186,251		61,260
Other temporary differences		(60,679)		31,470		(28,157)
Unrecognized tax losses		734,972		677,583		1,013,163

Tax expense	$	---	$	---	$	---

The tax effect of significant temporary differences is as follows:

		2011		2010		2009

Operating loss carry-forwards		$4,650,955		$3,990,920		$3,595,119
Other temporary differences		274,614		210,281		98,064
Future income tax assets before valuation allowance		4,925,569		4,201,201		3,693,183
Valuation allowance		(4,925,569)		(4,201,201)		(3,693,183)

	$	---	$	---	$	---

The Company has determined that realization of its future income tax assets is not more likely than not and, therefore, a full valuation allowance against the future income tax assets has been recorded. The losses expire as follows:

		Loss carry-
		forwards in the	Loss carry-forwards
		United States	in Canada	Total

2014	$	---	$458,893	$458,893
2015		---	1,353,827	1,353,827
2026		173,617	3,335,206	3,508,823
2027		318,554	2,053,302	2,371,856
2028		668,114	1,874,337	2,542,451
2029		335,681	2,224,412	2,560,093
2030		831,308	1,484,009	2,315,317
2031		1,394,187	605,944	2,000,131

		$3,721,461	$13,389,930	$17,111,391

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

		2011	2010		2009
Management and consulting fees		$414,024	$382,241		$94,500
Research and development		$120,000	$120,000		$237,574
Finder’s fees	$	---	$10,000	$	---

Management and consulting fees are paid to directors and officers of the Company and are reflected in general and administrative expenses.

Research and development fees are paid to directors of the Company and companies controlled by directors.

Included in accounts payable and accrued liabilities is $1,554 (2010 - $26,614) payable to directors of the Company and companies controlled by directors.

The related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total

2012	$101,113
2013	44,576
2014	45,787
2015	51,688
2016	8,784
$251,948

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company has classified its financial instruments as follows:

Cash and short-term investments are classified as held-for-trading.

Accounts payable, loans and advances, and convertible debentures are classified as other financial liabilities.

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance. The Company’s exposure to and management of credit risk, market risk and liquidity risk related to financial instruments below have not changed for the 2011 fiscal year.

(a) Fair Value

The Company's financial instruments consist of cash, short-term investments, accounts payable, loans and advances, and convertible debentures. The fair values of cash, short-term investments, accounts payable and convertible debentures approximate their carrying values due to their short-term nature, unless otherwise noted. Other receivables consist of taxes receivable from a government agency and is not a financial instrument. The fair value of loans and advances cannot be reliably determined, as there is no market for loans that are non-interest-bearing and have no terms of repayment.

(b) Credit Risk

The Company is exposed to credit risk in its cash and short-term investments. The maximum exposure of the credit risk is the full carrying value of those financial instruments. The Company minimizes the credit risk of cash and short-term investments by only dealing with credit-worthy financial institutions.

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2011	2010
Cash	$511,761	$209,736
Short-term investments	561,002	60,000

	$1,072,763	$269,736

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS (continued)

	(c)	Market Risk

		(i)	Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates. As at October 31, 2011, the Company is exposed to currency risk through its cash denominated in US dollars amounting to US$274,915. Based on the balances at October 31, 2011, net loss will increase or decrease approximately $16,500 given a 6% increase or decrease in the foreign exchange rate.

		(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates. It is management’s opinion the Company is not exposed to any significant interest rate risk.

	(d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available. The Company expects to generate sufficient cash through the issuance of shares or related party loans. As at October 31, 2011, the Company had accounts payable of $22,904 (2010 - $101,291) and loans and advances payable of $NIL (2010 - $2,111), which are due for payment in the short-term (0 to 3 months). The convertible debentures and the interest payments totaling $320,500 are due within one year.

13.	SEGMENTED INFORMATION

The Company operates in one industry, the software development industry, and in two geographical segments, Canada and United States. The significant asset categories identifiable with these geographical areas are as follows:

	2011			2010
	Canada	United States	Total	Canada	United States	Total

Cash	$314,837	$196,924	$511,761	$145,791	$63,945	$209,736
Short-term investments	561,002	---	561,002	60,000	---	60,000
Property and equipment	257,856	2,398	260,254	422,041	3,426	425,467
Technology rights	358,200	---	358,200	398,000	---	398,000
Other assets	47,781	19,631	67,412	71,890	---	71,890
	$1,539,676	$218,953	$1,758,629	$1,097,722	$67,371	$1,165,093

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

14.	ACCRUED LIABILITIES

The Company’s accrued liabilities include the following amounts:

		2011	2010
Due to employees	$	---	$12,699
Due to taxation authorities		---	8,606
Others		50,000	57,248
		$50,000	$78,553

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its convertible debt and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets. Since inception, the Company has financed its liquidity needs through private placements.

In order to maximize ongoing research and development of its software, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements. There have been no changes to capital management by the Company during the year ended October 31, 2011.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP. There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian GAAP and US GAAP, except as follows.

Technology Rights

Under US GAAP, transactions with related party are measured at the exchange amount, which is the amount of consideration agreed upon by the transacting parties. For the acquisition of technology rights in the year ended October 31, 2010, the exchange amount was $600,000. For Canadian GAAP purposes, transactions with related parties not in the normal course of business where the amount of exchange is not supported by independent evidence are measured at the carrying value to the related party, which is $398,000, with any discrepancy recorded as a charge to deficit.

Convertible Debentures

Under US GAAP, convertible debt instruments are classified as debt until converted to equity unless the conversion is in the money at the date of issuance. The conversion feature of convertible debentures is recognized separately only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under Canadian GAAP, the convertible debenture is bifurcated into a debt component and an equity component. The effect of recording the convertible debentures entirely as debt would be to reduce accretion expense by $5,990 (2010 - $1,073).

Stock-based Compensation

Under US GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached. For measurement purposes, Canadian GAAP specifies the same two conditions under US GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date. In fiscal 2009, stock-based compensation recorded for 200,000 common shares issued to consultants for their services would be lower for US GAAP purposes by $19,000.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The impact of these differences is as follows:

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended October 31
	2011	2010	2009

Net loss and comprehensive loss for the year Canadian GAAP	$(2,956,234)	$(2,977,117)	$(3,528,749)
Amortization of technology rights	(20,200)	---	---
Stock-based compensation	---	---	19,000
Accretion interest on convertible debentures	5,990	1,073	---
Net loss and comprehensive loss for the year – US GAAP	$(2,970,444)	$(2,976,044)	$(3,509,749)

Loss per share – Basic and diluted – Canadian GAAP	$(0.03)	$(0.05)	$(0.07)
Loss per share – Basic and diluted – US GAAP	$(0.03)	$(0.05)	$(0.07)
Weighted average number of common shares outstanding	99,949,623	61,292,998	51,951,767

Consolidated Statements of Cash Flows

	Years Ended October 31
	2011	2010	2009

Net loss for the year – Canadian GAAP	$(2,956,234)	$(2,977,117)	$(3,528,749)
Amortization of technology rights	(20,200)	---	---
Accretion interest on convertible debentures	5,990	1,073	---

Net loss for the year – US GAAP	$(2,970,444)	$(2,967,044)	$(3,528,749)

Cash used in operating activities – Canadian and US GAAP	$(2,022,676)	$(2,170,527)	$(2,445,485)
Cash provided by (used in) investing activities – Canadian and US GAAP	(499,700)	(567,480)	353,854
Cash provided by financing activities – Canadian and US GAAP	2,824,320	2,867,050	1,879,199
Effect of foreign exchange on cash	81	(2,469)	(39,360)
Increase (decrease) in cash during the year	302,025	126,574	(251,792)
Cash, beginning of year	209,736	83,162	334,954

Cash, end of year – US GAAP	$511,761	$209,736	$83,162

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Consolidated Balance Sheets

	October 31, 2011	October 31, 2010
Total assets – Canadian GAAP	$1,758,629	$1,165,093
Technology rights – exchange amount adjustment	181,800	202,000
Total assets – US GAAP	$1,940,429	$1,367,093

Total liabilities – Canadian GAAP	$426,664	$550,165
Convertible debentures – accretion interest	(7,063)	(1,073)
Convertible debentures – equity component	11,564	11,564
Total liabilities – US GAAP	431,165	560,656

Share capital – Canadian GAAP	18,234,001	15,845,770
Warrants – Canadian GAAP	2,413,884	1,901,217
Contributed surplus – Canadian GAAP	3,746,747	2,899,907
Convertible debentures – equity component – Canadian GAAP	11,564	11,564
Convertible debentures – equity component	(11,564)	(11,564)
Convertible debentures equity – US GAAP	-	-

Deficit – Canadian GAAP	(23,074,231)	(20,043,530)
Accretion interest	7,063	1,073
Technology rights	181,800	202,000
Deficit – US GAAP	(22,885,368)	(19,840,457)
Total shareholders' equity – Canadian GAAP	1,331,965	614,928
Total shareholders' equity – US GAAP	1,509,264	806,437

Total liabilities and shareholders' equity – Canadian GAAP	1,758,629	1,165,093
Total liabilities and shareholders' equity – US GAAP	$1,940,429	$1,367,093

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Recent Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06 Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll-forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010.

In January 2010, the FASB issued ASU No. 2010-05 Compensation - Stock Compensation (Topic 718). This accounting standards update codifies EITF Topic D-110, Escrowed Share Arrangements and the Presumption of Compensation. When evaluating whether presumption of compensation has been overcome, registrants should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. An escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation.

In April 2010, the FASB issued ASU No. 2010-13 Compensation – Stock Compensation (Topic 718). The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award.

In December 2010, the FASB issued ASU No. 2010-28 Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Recent Accounting Standards (continued)

goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Non-public entities may early-adopt the amendments using the effective date for public entities.

In December 2010, the FASB issued ASU No. 2010-29 Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU reflects the decision reached in EITF Issue No. 10-G. The amendments in this ASU affect any public entity, as defined by Topic 805 Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early- adoption is permitted.

In May 2011, the FASB issued ASU No. 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU No. 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRSs. The amendments to the FASB Accounting Standards Codification™ (“Codification”) in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For non-public entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Non- public entities may apply the amendments in ASU No. 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Years ended October 31, 2011, 2010 and 2009
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Recent Accounting Standards (continued)

In June 2011, the FASB issued ASU No. 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Codification to allow an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU No. 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For non-public entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early-adoption is permitted.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This objective of this ASU is to provide an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. The amendments in ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued.

In December 2011, the FASB issued ASU No. 2011-11 Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments and will be applied retrospectively for all comparative periods presented. ASI No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.

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
13.1

Section 906 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

__________________
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

TITAN TRADING ANALYTICS INC.

Dated: May 14, 2012

By: /s/ John Coulter
John Coulter
President, Chief Executive Officer and
Acting Chief Financial Officer

