Form 20-F
period 2012-10-31
TITAN TRADING ANALYTICS INC
filed 2013-02-27
CIK 1076639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 31, 2012

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

Irene Midgley, (780) 973-6996, imidgley@titantrading.com,
Unit 120 – 4445 Calgary Trail, Edmonton, Alberta, Canada T6H 5R7
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

None
(Title of Class)

The number of common shares outstanding as of October 31, 2012: 112,724,278

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

(Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]  Item 18 [   ]

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

Yes  No [   ]

TABLE OF CONTENTS

Titan Trading Analytics Inc.
Form 20-F Annual Report

NOTE REGARDING FORWARD–LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places, in this document under the headings “Business Overview”, “Operating and Financial Review and Prospects” and “Trend Information”. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, our history of losses and likelihood of continued losses, our need for additional financing, the potential effect and impact of certain United States and Canadian securities laws on our business activities, the control certain shareholders exercise over us, competition, the market acceptance of our software, our ability to develop and release new software products and services, our dependence upon key personnel, the volatility of the price for our common shares, potential product liability claims, our need for improved intellectual property protection, our common shares being deemed a “penny stock” under United States securities laws, and the potential inability for United States investors to enforce United States judgments against us or our officers or directors and the effect of our PFIC (as defined below) status on our United States shareholders. Additional information concerning these and other factors that could affect our operations or financial results are included in this document under “Item 3.D. – Risk Factors”. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance and achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this report. You should not place undue reliance on such forward-looking statements.

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

U.S. Dollars Per Canadian Dollar

						Year Ended October 31

	2012	2011	2010	2009	2008	2007	2006	2005	2004

Average for Period	.9890	1.0139	0.9635	0.860	0.9690	0.9811	0.8831	0.8213	0.7634

The following table sets out the high and low exchange rates for one CDN $ expressed in terms of one US$ in effect at the end of the following periods.

U.S. Dollars Per Canadian Dollar

	August	September	October	November	December	January
	2012	2012	2012	2012	2012	2013
High for the Month	1.0139	1.0299	1.0243	1.0074	1.0162	1.0014
Low for the Month	.9938	1.0099	0. .9996	0.9972	1.0048	0.9735

At December 31, 2008 the Federal Reserve Bank of New York ceased publishing foreign exchange quotations. As of January 1, 2009 the Company began using the closing rate for foreign exchange published by the Bank of Canada. As of February 14, 2013, the closing exchange rate of Canadian dollars into United States dollars published by the Bank of Canada was US 1.0066 (US$1.00 = CDN$0.9992) .

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

The following tables set forth our financial data for our fiscal years ended October 31, 2012 through to 2008. We derived all figures from our consolidated financial statements, which were audited by our independent auditors. This information should be read in conjunction with our consolidated financial statements included in this annual report.

Our financial data in the table set forth below for years ended October 31, 2008, 2009 and 2010 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and for years ended October 31, 2011 and 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS 1 –

First-time Adoption of International Financial Reporting has been applied with an adoption date of November 1, 2011 and a transition date of November 1, 2010.

		OCT 31, 2012		OCT 31, 2011		OCT 31, 2010	OCT 31, 2009	OCT 31, 2008
		(IFRS)		(IFRS)		(CDN GAAP)	(CDN GAAP)	(CDN GAAP)
		CDN$		CDN$		CDN$	CDN$	CDN$
REVENUE		$35,137		-		-	-	-
EXPENSES		$2,304,806		$3,040,712		$2,977,117	$3,529,427	$3,081,814
INTEREST/OTHE R INCOME	$	---	$	---	$	---	$678	$5,829
NET LOSS FOR YEAR		$2,269,669		$3,040,712		$2,977,117	$3,528,749	$3,075,985
NET LOSS PER SHARE		($0.02)		($0.03)		($0.05)	($0.07)	($0.07)
NET WORKING CAPITAL (DEFICIT)		($62,149)		705,122		127,469	($241,862)	($199,946)
TOTAL ASSETS		$572,659		$1,940,429		$1,165,093	$869,397	$1,528,919
NET ASSETS		$(11,228)		$1,513,765		$614,928	$291,896	$839,586
CAPITAL STOCK		$18,234,001		$18,234,001		$15,845,770	$13,591,954	$11,707,655
SHARES OUTSTANDING		112,724,278		112,724,278		83,019,028	58,317,878	49,214,345
LONG-TERM OBLIGATIONS		$474,974		NIL		$360,083	NIL	NIL

We have not, since our incorporation, paid any dividends on any of our shares and presently have no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.	Capitalization and Indebtedness

Convertible debenture #1 (2010)

On August 27, 2010, the Company raised $294,000 in convertible debentures. The debentures were modified on July 23, 2012 to extend the maturity date from August 26, 2012 to August 26, 2014, amended the conversion price from $0.15 to $0.10 per unit and the exercisable price of the warrant portion from $0.30 to $0.15 per warrant. The debentures continue to bear interest at 12% per annum. Each unit consists of one common share and one share purchase warrant that is exercisable at an amended price of $0.15 from $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date.

Convertible debenture #2 (2012)

On August 1, 2012, the Company issued $250,000 in convertible debenture. The debentures mature on August 1, 2014 and bear interest of 10% per annum. The debentures will be convertible into units at a deemed price of $0.10 per unit on or before the maturity date. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.10. Each warrant will have a term of 24 months from the date of conversion and entitle the holder to purchase one common share.

Convertible debenture #1
	2012		2011

Face value of convertible debentures	$294,000		$294,000
Portion of convertible debentures allocated to equity	(11,564)		(11,564)
	282,436		282,436
Accretion interest expense	1,073		1,073
Balance October 31, 2010	$283,509		$283,509
Accretion interest expense	5,990		5,990
Balance October 31, 2011	$289,499		$289,499
Accretion interest expense	7,292		---
Portion of convertible debentures allocated to equity on modification	(37,349)		---
Loss on modification of convertible debentures	535		---
Balance October 31, 2012 – 2010 Convertible debenture #1	$259,977	$	---

Convertible debenture #2
	2012		2011

Face value of convertible debentures	$250,000	$	---
Portion of convertible debentures allocated to equity	(38,194)		---
	282,436		---
Accretion interest expense	3,191		---
Balance October 31, 2012 – Convertible debenture #2	$214,997	$	---

On December 3, 2010, the Company closed a non-brokered private placement of units for gross proceeds of $1,022,125. The Company issued 10,221,250 units at $0.10 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.30 and expired on December 3, 2012.

On June 10, 2011, the Company closed a non-brokered private placement of units for gross proceeds of $1,948,400. The Company issued 19,484,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable into one common share at a price of $0.33 expiring June 10, 2013.

On November 19, 2012, the Company issued 50,000,000 units of securities at $0.010 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.05 per common share during year one and $0.10 during year two following the closing date.

CAPITALIZATION AND INDEBTEDNESS

Titan’s capitalization as of October 31, 2012, consisted of $(11,228) in equity.

The table below shows a statement of capitalization and indebtedness as of October 31, 2012.

Capitalization as at October 31, 2012

Total Current Debt (A)	---

Total Non-Current Debt (B)	474,974
Convertible debentures	474,974

Shareholders’ Equity (C)	(11,228)
Share Capital	18,234,001
Subscriptions received in advance	296,000
Reserve for warrants	2,413,884
Reserve for share-based payments	4,193,723
Convertible debentures – equity component	87,107
Deficit`	(25,235,943)

Total capitalization (A+B+C)	463,746

Indebtedness as at October 31, 2012

Liquidity (A)	30,178
Cash at bank and hand	30,178

Current other receivables (B)	4,555
Other accounts receivable	4,555

Current financial debt (C)	(108,913)
Current trade and other payables	(108,913)

Net current financial indebtedness (A+B-C)	(74,180)

Non-current financial indebtedness (D)	---
Convertible debentures	(474,974)

Net financial indebtedness (A+B-C-D)	(549,154)

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

We were incorporated on November 30, 1993, commenced operations in May 1994 and have yet to establish profitable business operations. To date, we have been largely engaged in product research and development and establishing a marketing strategy. Our accumulated deficit through October 31, 2012 is $25,235,943. Our initial products and planned services are new to the market. We thus have a limited operating history and are expected to continue to incur losses and negative cash flow in the immediate future as these new products and services are marketed to potential customers. Our ability to succeed depends upon us achieving positive cash flow, failing which we will have to seek additional financing, and there can be no assurance that any additional financing will be available on acceptable terms, or at all.

We will need additional financing to fund our operations in the immediate future.

As at October 31, 2012, we had $30,178 of cash and receivables totaling $4,555.

We will need additional financing to fund our operations in the immediate future. There can be no assurance that we will be successful in raising additional funds or that additional financing, if any, can be obtained on terms acceptable to us. Such financing, to the extent that it is available may result in substantial dilution to our shareholders. To the extent such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our software products and services, and we may have to curtail or cease operations.

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

Certain of our officers, directors and entities affiliated with us together beneficially owned 39.26% of our outstanding common shares as of February 15, 2013. These shareholders are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This fact may prevent or discourage tender offers for our common shares.

We are in earlier stages of marketing software as a service; however, there is no assurance of market acceptance of our software.

Our revenue model is to exploit automated trade selection and order entry software,:

  by licensing software and providing support services to third parties.

Our products and services face significant competition in the marketplace.

A number of our competitors , including without limitation , Capital IQ and Rosenblatt Securities have substantially greater financial, technical and marketing resources. In addition, the market for our software products continues to develop, and additional competitors with substantially greater financial, technical and marketing resources may enter the market and competition may intensify. Current or future competitors may develop software products that are superior to our software products or achieve greater market acceptance.

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

We depend on key personnel.

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Officer, Mr. Gossland, and our President, CEO and CFO of Titan Trading Analytics Inc., John Coulter, for the success of our intended business plan. In November, 2012, we announced the resignation of John Coulter as President and CEO and of Michael Gossland as Secretary and director of the corporation. The loss of their services have had a materially adverse effect on our business, including without limitation, the ability to market TickAnalyst through distribution channels cultivated via relationships that John Coulter built up during his career in the Financial Technology industry. Further, the loss of Michael Gossland restricts Titan’s ability to support the technical aspects of TickAnalyst. However, John Coulter remains on Titan’s Board of Directors and is helping the firm transition to a direct-licensing model rather than software as a service model. Michael Gossland also continues to perform project-based work on an as-needed basis for Titan during its transition. While the new business model will take time to gain traction, Titan’s transition to a new business model should result in significant cost savings each month. We intend to search for one or more new executive officers in 2013. However, there can be no assurance that we will be able to locate qualified executive officers on terms that are acceptable to us, or at all.

Our intellectual property may not be appropriately protected and we may be infringing upon the proprietary rights of third parties.

We depend on our ability to protect the core proprietary software technologies we have developed. In this regard, we rely on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy our core technologies and either offers them to the marketplace as its own, or to use them without paying. To date, we have not sought to obtain copyright registration or patent protection for any of our software products, though we may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete.

Although we believe that we have the right to use all of the intellectual property incorporated in our software products, third parties may claim that our software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend our right to use the intellectual property incorporated in our software products may be prohibitive. If any such claims are made and found to be valid or we determine it prudent to settle any such claims, we may have to re-engineer our software products or obtain licenses from third parties to continue offering our software products or cease using such technology in whole or in part. Any efforts to re-engineer our software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase our costs and have a material adverse effect on our business, financial condition and results of operations.

As a developing company, the market price of our shares may be volatile.

Factors such as news announcements on our financial position, financial results and business developments, technical developments and innovations, competitors or third parties, industry developments in high-technology companies in general or securities trading software companies and securities trading platforms more particularly, on general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, or a lack of share volume liquidity, may individually or collectively have the effect of causing substantial fluctuations in the traded price of our common shares. Changes in the trading price of our shares may be unrelated to our performance or future prospects. In addition, investors in our shares may lose their entire investment if we fail in our business.

During the 2012 fiscal year, the closing price of our common shares as traded on the TSX Venture Exchange ranged from $0.01 to $0.08.

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

Since the trading price of our common shares is less than US$5.00 per share, trading in our common shares are subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. A broker-dealer is required to deliver to customer information regarding the risks of investing in penny stocks, its offer and bid prices for the penny stock and the amount of compensation received by the broker-dealer with respect to such transaction. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our common shares, which could reduce the liquidity of our common shares and thereby have a material adverse effect on the trading market for our securities.

A third-party may be unable to enforce U.S. judgments against us or our officers and directors.

We are incorporated under the laws of Alberta, Canada and, all of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Our U.S. shareholders may face adverse tax consequences resulting from our PFIC status.

We believe that we qualify as a passive foreign investment company (“PFIC”) for the fiscal year ended October 31, 2012 and may qualify as a PFIC in the future with respect to our U.S. shareholders because along with interest income, a passive source of income under the PFIC rules, and the only other source of income was $35,137 for licensing fees in 2012.

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

Further, we have two U.S. based wholly owned subsidiaries, Titan Trading USA, LLC (“Titan USA”), which is a Delaware limited liability company qualified to do business in New York and Florida and Titan Holdings USA, LLC (“Titan Holdings”), which is a Florida limited liability company. During fiscal year ending October 31, 2012, there was no activity in Titan Trading USA, LLC. The Company carries the computer assets for the US operations. Titan Holdings USA, LLC is the active operations for US personnel and expenses. All expenses are consolidated and filed with Titan Trading Analytics Inc.’s financial statements.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Our principal capital expenditures and divestitures during the last three financial years are as follows:

		2012		2011		2010
Purchase (sale) of property and equipment	$	---	$	---	$	---
Purchase of Technology Rights	$	---	$	---		$600,000

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

The Company is a financial software developer that has developed proprietary market timing, trading analytics and automated trading execution software called Titan TickAnalyst (“TickAnalyst”). TickAnalyst, when assembled with other third party components, forms a complete automated trading system capable of transforming real-time market data into executed trading orders. The Company is now focused on licensing efforts for the TickAnalyst suite of products to a U.S based money manager as well as a Canadian based money manager. As of February 19, 2013 Titan will receive a technology license fee from each third-party customer. The Company has yet to establish profitable business operations and has only been commercially available for production use since September of 2011. The Company is not exposed to seasonality effects and does not depend on commodities or raw materials for its technology and service.

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

The Company has focused its attention on development of complex event processing software trading technology over the last several years. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States. The Company plans to enter into non-exclusive agreements with institutions and trading firms to utilize the software for trading in exchange for a technology license fee. The company licenses the software as a service directly to such parties under terms. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-time frame analysis the way Titan does and none would deliver signals generated by the same algorithm.

Principal Products, Services and Markets

TickAnalyst Suite of Products

TopViewSuite is a group of software applications T with the capability to analyze data feeds available from a number of the world’s stock exchanges. With ultra-high-speed analysis capabilities, TopView is designed to analyze hundreds of thousands of ticks per second per server and from that analysis generate carefully selected trading signals. The TopViewSuite group of software applications include:

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

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders. The orders are sent over the Internet to the interactive broker’s trade execution engines. Several other trade execution engines (RediPlus, RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present. The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

GreyBox Trading

GreyBox trading refers to a style of trading where electronic trading signals are delivered to the trader (licensee), and the trader applies judgment before manually allowing the signals to be executed as trades. Thus, GreyBox mode allows the power of automation to be controlled by human discretion. It is a useful mode for operation while the software is being refined to make it perform with the expertise of a human trader.

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

BlackBox Trading

BlackBox trading refers to a style of trading where electronic trading signals are delivered to the trader (licensee), and the signals are immediately and automatically executed as trades by the customer. Thus, BlackBox mode allows the power of automation to be applied with no human discretion. Titan’s technology can be licensed in either GreyBox or Blackbox mode. Achieving BlackBox mode requires a great deal of refinement in the trading systems’ rules and settings so the software can perform without the judgment of a human trader.

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

The software is a product of years of research and development and incorporates Titan’s suite of proprietary mathematical pattern recognition algorithms that factor in dozens of human emotional elements, ranging from euphoria to panic. The software has been trained to recognize complex patterns through tens of thousands of iterations in Titan’s Trade Recommendation Engine™ (TRE). This pattern recognition ability allows the software to generate buy and sell alerts on stocks and exchange traded funds (ETFs). Those signals are then delivered quickly and easily to any trader’s desktop via a browser-based application that is complementary to any institutional trading system. Titan manages and hosts the technology infrastructure at a neutral co-location data center. The platform combines tightly integrated proprietary components, including a Complex Event Processing Engine (CEP), High Frequency Tick Database, BlackBox, Direct Market Access System (DMA), and FIX (Financial Information Exchange) Engine. Trade signals received in Titan’s TickAnalyst application can be electronically traded by any FIX-based EMS (Execution Management System) or OMS (Order Management System). The trade signals can also be integrated into most third party charting packages.

Recent Milestones

May 9, 2012 – Titan released a new version of its TickAnalyst product which enables users to electronically trade Titan’s medium frequency buy and sellsignals to any FIX-based execution destination.

June 10, 2011—The Company announced that Cornwall Investments LLC is taking a 13% ownership stake in the company Cornwall makes investments in both public and private entities that are primarily involved in the hedge fund support and commodities industries although it is not limited to such.

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

Titan was able to initiate development of the plug-in application using UNX's advanced Software Development Kit (SDK).

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

January, 2011 – The Company, incorporated 10 years of tick data for all components of the S&P/ Toronto Stock Exchange Composite Index into its Trade Recommendation Engine™.

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

October, 2010 - The Company announced the availability of its TickAnalyst™ Automated Behavioral Trading software-as-a-service offering. “

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

In October 2010, the Company terminated the agreement of 1 consultant working for Titan USA. 1 consultant from Titan Trading Analytics Inc. resigned.

In December 2010 – Mr. James Leman joined the Board of Directors and Chairman of Titan’s Audit Committee. Mr. Leman served as Managing Director of Global Electronic Trading during a 22 year career at Citigroup as well as head of Electronic Trading at HSBC Securities and as President of SunGard’s BRASS trading system. Mr. Leman holds an MBA in Business Administration from Fordham University 1975 and as MS in Accounting from St., Peter’s College in New Jersey where he also serves on their Board of Regents

In January 2011 - the entire engineering team in Edmonton, Alberta, was replaced by a team of 3 consultants in Mumbai, India with institutional trading system experience. In 2012, the company discontinued these services.

In June 2011 - the Company hired a full time sales director, Gary Conley, who had previously been a sales trader for the past 15 years.

In September 2011 - the Company brought on a VP of Client Services, Andrew Saideman, to manage the ramp-up of software support as the user base is expected to rapidly grow. Mr. Saideman is a licensed broker and portfolio manager with over 25 years of trading experience globally.

In November, 2012, the Company announced the resignation of John Coulter as President and CEO and of Michael Gossland as Secretary and director of the Company. We intend to search for one or more new executive officers in 2013. However, there can be no assurance that we will be able to locate qualified executive officers on terms that are acceptable to us, or at all.

Marketing and Sales

The company no longer utilizes direct sales staff or distribution channels. The company relies solely on established relationships with third-party money managers.

Intellectual Property Rights

As at October 31, 2012, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

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

The financial services market, however, is intensely competitive and characterized by the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace including without limitation Quantative Alpha Trading in Toronto, Canada and Conner & Co. in NJ, USA There can be no assurance that we will be successful in our efforts, or, if successful, that we will have the resources to sustain any early growth or market penetration we may achieve.

There are large numbers of established financial trading and trading software companies including without limitation Capital Q and Rosenblatt Securities. Many are larger than us, have longer operating histories, more established track records, greater name recognition, a larger installed base of customers, and greater financial, technical, sales, marketing and other resources. Moreover, if we achieve significant success in penetrating the financial software market, financially stronger companies may seek to enter this market and compete for market share.

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

Our records do not permit us to include a breakdown of total revenues by category of activity and geographic market for any of these fiscal years. All of our customers were located in the United States during these fiscal years.

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

We utilize about 1,964 square feet of office space in Atlanta, Georgia. We have rent obligations of approximately $3,900 per month. With the exception of computer equipment located in Atlanta, Georgia we currently do not have any property, plant or equipment located elsewhere. We consider our current office space adequate for our current operations.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited consolidated financial statements and related notes accompanying this annual report. The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Reference should be made to Note 16 to our audited consolidated financial statements which provide a reconciliation of the consolidated financial statements from Canadian GAAP to IFRS as at October 31, 2011 and November 1, 2010 and for the year ended October 31, 2011.

Critical Accounting Policies

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to the determination of accrued liabilities; the variables used in the determination of the fair value of stock options granted and warrants issued; the valuation of the liability and equity components of convertible debentures and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from these estimates and could impact future results of operations and cash flows.

Research and Development Costs

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. There were no development costs capitalized during the year ended October 31, 2012.

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

Fiscal Year Ended October 31, 2012 Compared to Fiscal Year Ended October 31, 2011

We incurred a net loss of $2,269,669 for the twelve-month period ended October 31, 2012, as compared to a net loss of $3,040,712 for the comparative period of 2011.

Other than as described herein, the Company did not experience any large fluctuations from quarter to quarter during 2012. The net loss for the fourth quarter of fiscal year 2012 was $137,378, as compared to $1,273,151 for the same period in fiscal 2011. The net loss of $2,269,669 (2011 - $3,040,712) ending October 31, 2012 consisted of: research and development fees of $608,489 (2011- $634,965), general and administration (including stock option expense) of $1,354,862 (2011 - $2,109,134), amortization of property and equipment of $131,501 (2011 - $164,891), amortization of technology rights of $60,000 (2011– $60,000), bank charges and interest (including convertible debenture interest) of $51,629 (2011 - $46,972), loss on foreign exchange $16,767 (2011 -$24,750) and loss on sale of property and equipment $81,558 (2011 – $NIL)

B.	Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares and convertible debentures. We expect to finance operations through the sale of common shares in the foreseeable future. There is no assurance that we will be successful in arranging financing on acceptable terms or at all. Management has reviewed all expense categories and expects to decrease the monthly cash outflow down to approximately $50,000 per month. This will be achieved by decreasing the R&D through a decrease in salary and consulting fees. The Edmonton office lease expired in August 2012.

As at October 31, 2012, we had $30,178 cash, receivables of $4,555, and short-term investments of $Nil as compared to $511,761 cash , receivables of $6,749 and short-term investments of $561,002 at our prior fiscal year end.

On November 19, 2012, the Company closed a non-brokered private placement of units for gross proceeds of $500,000. The Company issued 50,000,000 units at a purchase price of $0.01 per unit. Each unit consists of one common share and one common share purchase warrant of the Company. Each warrant entitles the holder to purchase one common share at a purchase price of $0.05 for the first year following the closing date and $0.10 for the second year following the closing date.

Equity Placements for the Fiscal Year Ended October 31, 2012

There were no private placements for the year ended October 31, 2012

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

Subsequent Events

On November 19, 2012, the Company issued 50,000,000 units of securities at $0.010 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.05 per common share during year one and $0.10 during year two following the closing date. The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants are subject to a 4 month restricted period which expires on March 19, 2013.

C.	Research and Development, Patents and Licenses, etc.

The Company has spent the last three fiscal years in Research and Development mode. The Company has incurred the following R&D expenses.

	2012	2011	2010
Research and Development Expenses	$608,489	$634,965	$873,215

Currently, the company has no written or verbal Research and Development Policies. There are presently three members on the team who have, for the past 5 years engaged in the R&D for the models and will continue doing so indefinitely. The primary R&D expenses over the past several years was the hiring of various offshore development teams to build TickAnalyst. As of October 31, 2012, the offshore services are no longer utilized by the Company.

D.	Trend Information

With the exception of the information disclosed in “Item 3.D. – Risk Factors”, we do not know of any trends or uncertainties that are likely to have a material effect on the Company or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that require disclosure under this Item.

F.	Tabular Disclosure of Contractual Obligations

Convertible Debentures

Convertible debenture #1

On August 27, 2010, the Company raised $294,000 in convertible debentures. The debentures were modified on July 23, 2012 to extend the maturity date from August 26, 2012 to August 26, 2014, amended the conversion price from $0.15 to $0.10 per unit and the exercisable price of the warrant portion from $0.30 to $0.15 per warrant. The debentures continue to bear interest at 12% per annum. Each unit consists of one common share and one share purchase warrant that is exercisable at an amended price of $0.15 from $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date. The debentures have been bifurcated into the debt and equity components as follows:

	2012	2011

Face value of convertible debentures	$294,000	$294,000
Portion of convertible debentures allocated to equity	(11,564)	(11,564)
	282,436	282,436
Interest expense	14,355	7,063
Portion of convertible debenture allocated to equity on extension	(37,349)
Loss on Extinguishment	535

	$259,977	$289,499

The Company assumed an interest rate of 20% per annum of comparable debt without the conversion feature.

Convertible debenture #2 (Promissory Note)

On February 21, 2012 the Company entered into a promissory note with a shareholder of the company. The note bears interest at a fixed rate of 10% per annum and has no fixed term of repayment. The note was redeemed by a convertible debenture as follows:

On August 1, 2012, the Company raised $250,000 in convertible debentures. The debentures mature on August 1, 2014 and bear interest at 10% per annum. The debentures will be convertible to units at a deemed price of $0.10 per unit in whole or in part on or before the extended maturity date. Each unit consists of one common share and one-half share purchase warrant that is exercisable at a price of $0.10 for up to six months from the date of conversion. The convertible debentures contain both liability and equity components. The Company has allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on an interest rate of 20%, which is the estimated cost of borrowing at which the Company could borrow similar debt without a conversion feature.

The debentures have been bifurcated into the liability and equity components as follows:

Face value of convertible debentures	$250,000
Portion of convertible debentures allocated to equity	(38,194)

Portion of convertible debenture allocated to liability	211,806
Accretion interest expense	3,191

Balance, October 31, 2012	214,997

Contractual Obligations

As at October 31, 2012, the company has the following contractual obligations over and above the convertible debentures.

	Less than 1 Year	1 – 3 Years	3 – 5 Years

CP Prominence LLC – Property Lease - Atlanta			$150,835
Cirracore	$27,5891
Tamco	1,240
Recorded Futures		$36,000

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

As of January 31, 2013, our directors were as follows:

Name of Director	Age
John Coulter	46
Dr. Kenneth Powell	67
Dr. Harold Elke	58
James Leman	67

As of January 31, 2013, there were no executive officers.

In July 2012, Mr. Joseph Francese and Mr. Philip Carrozza each resigned as directors.

In November, 2012, the Company announced the resignation of John Coulter as President and CEO and of Michael Gossland as Secretary and director of the Company. Accordingly, as of January 31, 2013, there were no executive officers. We intend to search for one or more new executive officers in 2013. However, there can be no assurance that we will be able to locate qualified executive officers on terms that are acceptable to us, or at all.

The following describes the business experience of our directors, including other directorships held in reporting companies:

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

Kenneth W. Powell, DDS, B.Sc., is a graduate of the University of Alberta, holding Bachelor of Science (1966) and Doctor of Dentistry (1970) degrees. Since 1970, he has been a self-employed dentist with a dental practice in Edmonton, Alberta. From December 2002 to September 12010, Dr. Powell acted as President, Chief Executive Officer and a director of Titan. As at February, 2013, Dr. Powell is acting Interim Chief Executive Officer and Chief Financial Officer and a director of Titan. Dr. Powell also holds a position on the audit committee.

Harold Elke, DDS, B.Sc., is a graduate of the University of Lethbridge, holding Bachelor of Science (1978) and Doctor of Dental Surgery (1982) degrees. Since 1982, he has been a self-employed dentist with a dental practice in the Lethbridge, Alberta area. Dr. Elke has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

There are no arrangements or understandings between any of our directors, major shareholders, customers, suppliers or others, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors.

B.	Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”). The following fairly reflects the annual compensation for services in all capacities to the Company and its subsidiaries in respect of the Company’s Named Executive Officer in our fiscal year ended October 31, 2012. The company does not have any further consulting/employment agreements.

During the year ended October 31, 2012, John Coulter, President and CEO received salary in the amount of US$124,166. John did not receive any bonus or other compensation. We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended October 31, 2012.

In the most recently completed financial year, the Company did not compensate directors for services rendered in their capacity as directors.

Consulting Fees

During the fiscal year ended October 31, 2012, the Company paid consulting fees to the following director for services provided to the Company in the normal course of operations of the business:

  Mr. Michael Gossland –           $89,166

Stock Option Plan

On July 23, 2012 the board of directors adopted, and the Company’s shareholders subsequently approved, a stock option plan pursuant to which 22,546,856 common shares may be issued. Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company. Please see Note 8, pages 26-30 of the Consolodated Financial Statements for more information on the option plan.

Option Grants

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

  Mr. Michael Gossland –             500,000 options

On June 1, 2011, options with an exercise price of $0.10 and an expiry date of June 1, 2016 were granted to the following directors and/or officers:

  Mr. John Coulter –                      1,100,000 options

On October 11, 2011, options with an exercise price of $0.14 and an expiry date of October 12, 2016 were granted to the following directors and/or officers:

  Mr. Harold Elke –                        1,500,000 options

On August 27, 2012, options with an exercise price of $0.10 and an expiry date of August 27, 2017 were granted to the following directors and/or officers:

  Mr. John Coulter –                     3,000,000 options
  Mr. Michael Gossland –            1,000,000 options
(1)	All options granted to Mr. Robert Roddick, a former director, were cancelled on November 13, 2010.
(2)	All options granted to Mr. David Terk and Mr. Joseph Francese, each a former director, were cancelled on July 25, 2012.
(3)	All options granted to Mr. Philip Carrozza, a former director, were cancelled on September 13, 2012.

C.	Board Practices

Dr. Powell, Mr. Gossland, Mr. Carrozza, Dr. Elke, Mr. Coulter and Mr. Leman have acted as our directors since December 23, 2002, September 15, 1995, June 6, 2003, October 24, 2006, September, 2010 and November 26, 2010, respectively. All such individuals with the exception of Mr. Carroza were re-elected as directors at our annual general meeting of shareholders held on July 23, 2012. Mr. Carrozza resigned as a director in June 2012. Mr. Michael Gossland resigned as a director in November, 2012.

The directors hold office until the next annual general meeting of the shareholders, at which time they may stand for re-election, or their earlier resignation or removal. We are required to hold an annual general meeting once in every calendar year and not longer than fifteen months from the last annual general meeting.

No directors, have service contracts with Titan for acting as a director, nor are they entitled to any termination benefits.

Audit Committee

As of January 31, 2013 our Audit Committee (the “Committee”) was comprised of Dr. Powell and Mr. Leman, (chairman). Dr. Powell was appointed as Director and member of the Audit Committee in 1996. Mr. Leman was appointed as a Director and chairman of the the Committee in 2010 and is an independent member. Both audit committee members are financially literate.

The Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of our financial information, and for recommending to our board of directors their selection of independent auditors for us.

The charter of the Company’s audit committee is as follows:

I.	Mandate

The primary function of the Committee is to assist the board of directors of the Company (the “Titan Directors”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
  Review and appraise the performance of the Company’s external auditors.
  Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Titan Directors.
II.	Composition

The Committee shall be comprised of two or more directors as determined by the Titan Directors, the majority of whom shall be independent directors, pursuant to the policies of the TSX Venture Exchange.

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

The members of the Committee shall be elected by Titan Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Titan Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to Titans Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

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

External Auditors

1.	Require the external auditors to report directly to the Committee.

2.	Review annually the performance of the external auditors who shall be ultimately accountable to the Titan Directors and the Committee as representatives of the shareholders of the Company.

3.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company and confirming their independence from the Company.

4.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

5.	Take, or recommend that Titan Directors take, appropriate action to oversee the independence of the external auditors.

6.	Recommend Titan Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

7.	Review with management and the external auditors the terms of the external auditors’ engagement letter.

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

As at October, 31, 2012, all services are contracted to consultants. We have two consultants in Canada, two consultants in the United States and one consultant in the United Kingdom. Titan or Titan USA currently has no written agreements with any of its consultants.

E.	Share Ownership

As of January 31, 2013, the company has 162,724,278 common shares issued and outstanding. As of January 31, 2013, our directors and officers beneficially owned the following number of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares†
Kenneth Powell	18,016,059 (1)	11.07%
Harold Elke	8,226,277 (2)	5.06%
John J. Coulter	6,954,300 (3)	4.27%
James Leman	693,334 (4)	0.43%
All officers and directors as a group	33,889,970	20.83%

Notes:

†	Percentage amounts based on 162,724,278 shares of our common stock outstanding as of January 31, 2013.

(1)	Includes

(A) 11,544,662 common shares held by Kenneth Powell
(B) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(C) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
(D) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
(E) 976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 until October 15, 2013;
(F) 1,200,000 common shares underlying warrants that are immediately exercisable on March 19, 2013 at an exercise price of $0.05 in year one and $0.10 in year two, expiring November 27, 2014;

(G) 3,176,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
(H) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 until October 15, 2013;
(I) 100,000 common shares underlying warrants that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.33 until June 10, 2013;
(J) 200,000 common shares underlying warrants that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are exercisable on March 19, 2013 at an exercise price of $0.05in year one and $0.10 in year two expiring November 19, 2014;
(K) 187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;
(L) 167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell;
(M) 10,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 until October 15, 2013; and
(N) 10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 until October 15, 2013.

(2)	Includes

(A) 2,197,105 common shares held by Harold Elke
(B) 4,317,172 common shares held by Harold Elke Professional Corporation.
(C) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
(E) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
(F) 1,500,000 common shares issuable pursuant to stock options granted under the stock option plan of which 1,000,000 are vested and fully exercisable at an exercise price of $0.17 per share until October 11, 2016;
(G) 512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 until October 15, 2013;

(3)	Includes

(A) 854,000 common shares
(B) 1,930,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.11 per share and expire November 3, 2015;
(C) 2,070,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.14 per share and expire November 24, 2015;
(D) 1,100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire June 1, 2016.
(E) 1,000,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.10 per share and expire August 27, 2017

(4)	Includes (A)

(A) 360,000 common shares
(B) 333,334 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.13 per share until December 3, 2015.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of January 31, 2013, we had 162,724,278 common shares issued and outstanding. As of January 31, 2013, the following shareholders beneficially owned greater than five percent (5%) of our common shares:

Name	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kenneth Powell	18,016,059 (1)	11.07%
Harold Elke	8,226,227 (2)	5.06%
Anthony Holtby	31,200,000(3)	19.17%
Cornwell Investments LLC (4)	30,000,000 (4)	18.44%

Notes:

(1)	Includes

(A) 11,544,662 common shares held by Kenneth Powell
(B) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(C) 150,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
(D) 120,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
(E) 976,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 until October 15, 2013;
(F) 1,200,000 common shares underlying warrants that are immediately exercisable on March 19, 2013 at an exercise price of $0.05 in year one and $0.10 in year two, expiring November 27, 2014;

(G) 3,176,397 common shares that are held by Mrs. Karen Powell, the wife of Dr. Powell;
(H) 150,000 common shares underlying warrants that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.375 until October 15, 2013;
(I) 100,000 common shares underlying warrants that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are immediately exercisable at an exercise price of $0.33 until June 10, 2013;
(J) 200,000 common shares underlying warrants that are that are held by Mrs. Karen Powell, the wife of Dr. Powell and are exercisable on March 19, 2013 at an exercise price of $0.05in year one and $0.10 in year two expiring November 19, 2014;
(K) 187,000 common shares that are held by Mr. Cameron Powell, the son of Dr. Powell;
(L) 167,000 common shares that are held by Mr. Carson Powell, the son of Dr. Powell;
(M) 10,000 common shares underlying warrants that are held by Mr. Cameron Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 until October 15, 2013; and
(N) 10,000 common shares underlying warrants that are held by Mr. Carson Powell, the son of Dr. Powell and are immediately exercisable at an exercise price of $0.375 until October 15, 2013.

(2)	Includes

(A) 2,197,105 common shares held by Harold Elke
(B) 4,317,172 common shares held by Harold Elke Professional Corporation.
(C) 25,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.36 per share until November 7, 2013;
(D) 75,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.33 per share until March 6, 2014;
(E) 100,000 common shares issuable pursuant to stock options granted under the stock option plan that are vested and fully exercisable at an exercise price of $0.17 per share until March 3, 2015;
(F) 1,500,000 common shares issuable pursuant to stock options granted under the stock option plan of which 1,000,000 are vested and fully exercisable at an exercise price of $0.17 per share until October 11, 2016;
(G) 512,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.375 until October 15, 2013;

(3)	Includes

(A) 15,600,000 common shares underlying warrants that are exercisable on March 19, 2013 at an exercise price of $0.05 in year one and $0.10 in year two and expiring November 19, 2014.

(4)	The person having voting, dispositive or investment powers over Cornwell Investments LLC is Cornwell’s Managing Director, Robert Aaron. The address of Cornwell is 8 Cottontail Lane, Somerset, NJ.

Includes

(A) 15,000,000 common shares underlying warrants that are immediately exercisable at an exercise price of $0.33 until June 10, 2013.

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares each without par value.

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

Of our 192 registered shareholders as at January 31, 2013, 19 were residents of the United States representing 20,408,664 common shares or 12.54% of our 162,724,278 issued and outstanding common shares as of that date.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements known to us, the operation of which at a subsequent date may result in a change in our control.

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

Management fees and research and development costs of $332,875, as compared to $534,024 in 2011 were paid to officers and directors of the Company during 2012.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on these Canadian exchanges for the last five fiscal years:

Period	High	Low

Fiscal Year

November 1, 2007 to October 31, 2008	$0.67	$0.29
November 1, 2008 to October 31, 2009	$0.42	$0.21
November 1, 2009 to October 31, 2010	$0.35	$0.08
November 1, 2010 to October 31, 2011	$0.18	$0.09
November 1, 2011 to October 31, 2012	$0.14	$0.01

Fiscal Quarter
November 2010 to January 2011	$0.16	$0.11
February 2011 to April 30, 2011	$0.14	$0.09
May 2011 to July 2011	$0.14	$0.09
August 2011 to October 2011	$0.18	$0.10
November 2011 to January 2012	$0.13	$0.06
February 2012 to April 30, 2012	$0.08	$0.04
May 2012 to July 31, 2012	$0.04	$0.01
August 2012 to October 31, 2012	$0.02	$0.01
November 2012 to January 31, 2013	$0.01	$0.01

Period	High	Low

Month

August, 2012	$0.01	$0.01
September, 2012	$0.02	$0.01
October 2012	$0.01	$0.01
November 2012	$0.01	$0.01
December 2012	$0.01	$0.01
January 2013	$0.01	$0.01

Our common shares have been quoted for trading on the Over-The-Counter Bulletin Board since January 12, 2000. The following table sets forth the high and low closing prices in United States dollars of our common shares traded on the Over-The-Counter Bulletin Board for the last five fiscal years:

Period	High	Low

Fiscal Year
November 1, 2007 to October 31, 2008	$0.72	$0.26
November 1, 2008 to October 31, 2009	$0.33	$0.16
November 1, 2009 to October 31, 2010	$0.35	$0.08
November 1, 2010 to October 31, 2011	$0.17	$0.10
November 1, 2011 to October 31, 2012	$0.12	$0.01

Fiscal Quarter
November 2010 to January 2011	$0.16	$0.11
February 2011 to April 2011	$0.13	$0.10
May 2011 to July 2011	$0.13	$0.10
August 2011 to October 31, 2011	$0.17	$0.10
November 2011 to January 2012	$0.15	$0.10
February 2012 to April 30, 2012	$0.08	$0.03
May 2012 to July 31, 2012	$0.03	$0.01
August 2012 to October 31, 2012	$0.02	$0.01
November 2012 to January 31, 2013	$0.01	$0.00

Month
August, 2012	$0.02	$0.02
September, 2012	$0.02	$0.02
October 2012	$0.02	$0.01
November 2012	$0.01	$0.00
December 2012	$0.01	$0.00
January 2013	$0.00	$0.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the TSX Venture Exchange under symbol “TTA” and on the Over-The-Counter Bulletin Board under symbol “TITAF”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of information circular and then must be passed by two-thirds of the votes cast at the general meeting.

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

There are no provisions in our bylaws or articles of incorporation that would have the effect of delaying, deferring or preventing a change in control.

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

Intellectual Property Transfer Agreements

In 2010, all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

In September 2010, the Company had entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of Intellectual Property, over which they might have claim, to the Company in exchange for a long term service contract and other consideration. As at October 31, 2012, there are no existing contracts with either of the above.

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

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, non-resident alien individuals, U.S. tax expatriates or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, and persons that own, directly or indirectly or by arbitrarily 10% or more of the company’s outstanding voting share capital or voting power, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code. This summary is limited to U.S. Holders (e.g.) not through an intermediary entity such as a partnership, such limited liability company, or trust.

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

Because our current cash is held in Canadian dollars, our financial results are expressed in Canadian dollars and our operations are primarily paid for in Canadian dollars, we are not subject to foreign currency fluctuations that would have any material effect on our financial position or results of operations. Also, because of the status of our operations, we do not believe that we are exposed to interest rate risk, commodity price risk or any other relevant market risk at this time.

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

The Company's Interim Chief Executive Officer and Chief Financial Officer has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of October 31, 2012. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's (the “Commission”) rules and forms, and that such information is accumulated and communicated to our management, including our President, Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2012, our disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our management recognizes that any controls and procedures no matter how well designed or operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives. However, because of the inherent limitations in all control systems, , no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company, have been detected.

B.	Management/Annual Report on Internal Controls over Financial Reporting

The Board of Directors and management of the Company are responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on this assessment, management has concluded that internal control over financial reporting was effective as of October 31, 2012.

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

Smythe Ratcliffe LLP audited our consolidated financial statements for the years ended October 31, 2012, October 31, 2011 and October 31, 2010.

Audit Fees

Fees billed by Smythe Ratcliffe, LLP for professional services totaled $30,000 for the year ended October 31, 2012, $50,000 for October 31, 2011 and $36,822 for the year ended October 31, 2010. Such fees include fees associated with the audit of our annual financial statements or services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit–Related Fees

For the year ended October 31, 2012, additional fees paid to Smythe Ratcliffe LLP for taxes and audit related services was $10,500 (October 31, 2011 - $22,333)

All other Fees

During the fiscal years ended October 31, 2012 and October 31, 2011, SmytheRatcliffe LLP did not bill for any products or services other than as described above.

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

There were no fees in 2012 that were not pre-approved by our audit committee. All services described above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees” were approved by our audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY AFFILIATED PURCHASERS

	(a) Total	(b) Weighted	(c) Total	(d) Maximum
	Number of	Average Price	Number of	Number (or
	Shares (or	Paid per Share	Shares (or	Approximate
	Units)	(or Units)	Units)	Dollar Value)
	Purchased		Purchased as	of Shares (or
			Part of	Units) that
			Publicly	May Yet Be
			Announced	Purchased
			Plans or	Under the
			Programs	Plans or
Programs
November 1, 2011 to November 30, 2011	Nil	N/A	Nil	Nil
December 1, 2011 to December 31, 2011	Nil	N/A	Nil	Nil
January 1, 2012 – January 31, 2012	Nil	N/A	Nil	Nil
February 1, 2012to February 28, 2012	Nil	N/A	Nil	Nil

	(a) Total	(b) Weighted	(c) Total	(d) Maximum
	Number of	Average Price	Number of	Number (or
	Shares (or	Paid per Share	Shares (or	Approximate
	Units)	(or Units)	Units)	Dollar Value)
	Purchased		Purchased as	of Shares (or
			Part of	Units) that
			Publicly	May Yet Be
			Announced	Purchased
			Plans or	Under the
			Programs	Plans or
Programs
March 1, 2012 to March 31, 2012	Nil	N/A	Nil	Nil
April 1, 2012 to April 30, 2012	Nil	N/A	Nil	Nil
May 1, 2012 to May 31, 2012	Nil	N/A	Nil	Nil
June 1, 2012 to June 30, 2012	Nil	N/A	Nil	Nil
July 1, 2012 to July 31, 2012	Nil	N/A	Nil	Nil
August 1, 2012 to August 31, 2012	Nil	$0.10	Nil	4,000,000(1)
September 1, 2012 to September 30, 2012	Nil	N/A	Nil	Nil
October 1, 2012 to October 31, 2012	Nil	N/A	Nil	Nil

Notes:

1) 4,000,000 common shares issuable pursuant to stock options granted under our stock option plan of which shall be exercisable in accordance with the plan and shall vest (i) 1/3 immediately; (ii) 1/3 within 12 months from the date of the grant and (iii) 1/3 within 18 months from the date of the grant.

ITEM 16F:	CHANGES IN RGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G:	CORPORATE GOVERNANCE

Not applicable

ITEM 16H:	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 18:	FINANCIAL STATEMENTS

Our audited consolidated financial statements include:

  our statements of financial position as at October 31, 2012 and 2011 and November 1, 2010;
  statements of operations and comprehensive loss for the years ended October 31, 2012 and 2011 statements of shareholders’ equity for the years ended October 31, 2012 and 2011, and November 1, 2010 ; and
  statements of cash flows for the years ended October 31, 2012 and 2011.

The consolidated financial statements as at and for the years ended October 31, 2012 and 2011 and October 31, 2010 were audited by Symthe Ratcliffe LLP, our Independent Registered Chartered Accountants.

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. IFRS 1 has been applied with an adoption date of November 1, 2011 and a transition date of November 1, 2010. Previously, the Company’s consolidated financial statements were prepared in accordance with Canadian GAAP. Material measurement differences between Canadian GAAP and the accounting principles in the United States, as applicable to the Company, were described in the Company’s previous consolidated financial statements. All figures are expressed in Canadian dollars.

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2012 and 2011
(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded, and that the financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of October 31, 2012.

“KennethPowell”
________________________________
Kenneth Powell
Interim CEO and CFO

Edmonton, Canada
February13,2013

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF TITAN TRADING ANALYTICS INC.
(A Development Stage Company)

We have audited the accompanying consolidated financial statements of Titan Trading Analytics Inc., which comprise the consolidated statements of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the years ended October 31, 2012 and October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Titan Trading Analytics Inc. as at October 31, 2012, October 31, 2011 and November 1, 2010, and its financial performance and its cash flows for the years ended October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
February 13, 2013

TABLE OF CONTENTS

PAGE
Consolidated Statements of Financial Position	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Changes in Shareholders’ Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 – 36

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Consolidated Statements of Financial Position
(expressed in Canadian dollars)

	October 31,	October 31,	November 1,
	2012	2011	2010
ASSETS		(Note 16)	(Note 16)
CURRENT
Cash	$30,178	$511,761	$209,736
Short-term investments (Note 4)	---	561,002	60,000
Other receivables	4,555	6,749	10,088
Prepaid expenses and deposits	12,031	52,274	37,727
	46,764	1,131,786	317,551
Deposit	8,451	8,389	24,074
Property and equipment (Note 5)	37,444	260,254	425,468
Technology rights (Note 6)	480,000	540,000	600,000

	$572,659	$1,940,429	$1,367,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Notes 9 and 14)	$108,913	$83,571	$187,971
Loans and advances	---	---	2,111
Deferred lease inducements	---	53,594	---
Convertible debentures (Note 7)	---	289,499	---
	108,913	426,664	190,082
Deferred lease inducements	---	---	76,574
Convertible debentures (Note 7)	474,974	---	283,509
	583,887	426,664	550,165

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (Note 8)	18,234,001	18,234,001	15,845,770
Subscriptions received in advance (Note 17)	296,000	---	---
Reserve for warrants (Note 8)	2,413,884	2,413,884	1,901,217
Reserve for share-based payments	4,193,723	3,820,590	2,909,472
Convertible debentures - equity component (Note 7)	87,107	11,564	11,564
Deficit	(25,235,943)	(22,966,274)	(19,851,095)
	(11,228)	1,513,765	816,928

	$572,659	$1,940,429	$1,367,093

Approved on behalf of the Board:

Signed	“Kenneth Powell”	Signed	“James Leman”
	Kenneth Powell,		James Leman,
	Interim CEO & CFO Director		Director, Audit Chairperson

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Consolidated Statements of Operations and Comprehensive Loss
(expressed in Canadian dollars)

	Years Ended October 31
	2012		2011
			(Note 16)
INCOME
Licensing fees	$35,137	$	---

EXPENSES
General and administrative	981,729		1,198,016
Research and development	608,489		634,965
Share-based payments	373,133		911,118
Depreciation of property and equipment	131,501		164,891
Loss on sale of property and equipment	81,559		---
Amortization of technology rights	60,000		60,000
Bank charges and interest	51,628		46,972
Loss on foreign exchange	16,767		24,750

	2,304,806		3,040,712

NET LOSS AND COMPREHENSIVE LOSS FOR YEAR	$(2,269,669)		$(3,040,712)

LOSS PER SHARE – Basic and diluted	$(0.02)		$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	99,949,623		99,949,623

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Consolidated Statements of Changes in Shareholders’ Equity
(expressed in Canadian dollars)

	Share Capital		Reserves
	Number of Shares	Amount	Warrants	Share-based payments	Convertible Debentures – Equity Component	Subscriptions Received in Advance	Deficit	Total

Balance, November 1, 2010 (Note 16)	83,019,028	$15,845,770	$1,901,217	$2,909,472	$11,564	$-	$(19,851, 095)	$816,928

Net loss	-	-	-	-	-	-	(3,040,712)	(3,040,712)
Private placements, net	29,705,250	2,388,231	438,200	-	-	-	-	2,826,431
Warrant extension	-	-	74,467	-	-	-	(74,467)	---
Share-based payments	-	-	-	911,118	-	-	-	911,118

Balance, October 31, 2011 (Note 16)	112,724,278	18,234,001	2,413,884	3,820,590	11,564	-	(22,966,274)	1,513,765
Net loss	-	-	-	-	-	-	(2,269,669)	(2,269,669)
Share-based payments	-	-	-	373,133	-	-	-	373,133
Modification of convertible debentures	-	-	-	-	37,349	-	-	37,349
Issuance of convertible debentures	-	-	-	-	38,194	-	-	38,194
Subscriptions received	-	-	-	-	-	296,000	-	296,000

Balance, October 31, 2012	112,724,278	$18,234,0 01	$2,413,884	$4,193,723	$87,107	$296,000	$(25,235, 943)	$(11,228)

See accompanying notes to consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

		Years Ended October 31
		2012		2011
OPERATING
Net loss for the year		$(2,269,669)		$(3,040,712)
Adjustments for non-cash items:
Depreciation of property and equipment		131,501		164,891
Amortization of technology rights		60,000		60,000
Share-based payments		373,133		911,118
Loss on sale of property and equipment		81,559		23
Amortization of deferred lease inducements		(53,594)		(22,980)
Loss on modification of convertible debentures		535		---
Accretion interest (Note 7)		10,483		5,990
Unrealized foreign exchange (gain) loss		(2,829)		154
Net changes in non-working capital balances:
Other receivables		2,194		2,337
Prepaid expenses and deposits		40,181		1,138
Accounts payable and accrued liabilities		25,209		(104,635)
		(1,601,297)		(2,022,676)
INVESTING
Proceeds on sale of property and equipment		9,750		300
Short-term investments		561,002		(500,000)
		570,752		(499,700)
FINANCING
Issue of share capital, net of issue costs		---		2,826,431
Subscription funds received		296,000		---
Loans and advances		---		(2,111)
Convertible debentures		250,000		---
		546,000		2,824,320
EFFECT OF EXCHANGE RATE CHANGES		2,962		81
INCREASE (DECREASE) IN CASH		(481,583)		302,025
CASH, BEGINNING OF YEAR		511,761		209,736
CASH, END OF YEAR		$30,178		$511,761
CASH USED IN OPERATING ACTIVITIES INCLUDES
Bank charges and interest		$51,628		$46,972
Income taxes paid	$	---	$	---

See accompanying notes to consolidated financial statements.

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993 and is a public company whose common shares trade on the TSX Venture Exchange under the symbol TTA and is quoted on the Over-the-Counter Bulletin Board under the symbol TITAF. The Company is currently focused on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations. Since 2002 the Company has been developing an automated trading platform.

The Company’s head office address is Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7.

Going Concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $25,235,943 at October 31, 2012 (October 31, 2011 - $22,966,274; November 1, 2010 - $19,851,095). The Company also had a working capital deficit of $62,149 at October 31, 2012 (October 31, 2011 - surplus of $705,122; November 1, 2010 - surplus of $127,469).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the next twelve-month period, including reducing or postponing expenditures and obtaining additional or new financing in order to advance its business plan. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2013. However, management can provide no assurance thereon (see Note 17).

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

2.	BASIS OF PRESENTATION (continued)

The impact of the transition from Canadian generally accepted accounting principles (“GAAP”) to IFRS is included in Note 16. The note includes a listing of the exemptions taken by the Company that are permitted under the IFRS 1 standard. The accounting principles applied in the preparation of these consolidated financial statements included herein have been applied consistently for each of the periods presented. The consolidated financial statements were approved and authorized for issue by the Board of Directors on February 13, 2013.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Holdings USA, LLC and Titan Trading USA, LLC. All subsidiaries have the same reporting date. All significant intercompany accounts and transactions were eliminated upon consolidation.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include the rates and useful lives for the depreciation of property and equipment and technology rights; the determination of accrued liabilities; the variables used in the determination of the fair value of stock options granted and warrants issued; the valuation of the liability and equity components of convertible debentures; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from these estimates and could impact future results of operations and cash flows.

Foreign Currency Translation

The individual financial statements of each entity are maintained in their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent company and each of the Company’s subsidiaries.

In preparing the financial statements of the individual entities, foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses arising from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated statement of financial position at November 1, 2010 for purposes of transition to IFRS.

Short-term investments

Investments with maturities greater than three months and realizable within one year are classified as short-term investments.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers. Following initial capitalization of development expenditures, the asset is carried at cost less accumulated amortization and any accumulated impairment losses. Amortization commences when development is completed and the asset is available for use. It is amortized over the period of expected future economic benefit. The expected useful lives of assets would be reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

There were no development costs capitalized during the years ended October 31, 2012 and 2011.

Technology rights

All rights to intellectual property and the mutual covenants and agreements related to the products of Titan (the “IP”) are recorded at acquisition cost less subsequent amortization and impairment losses. Residual values, useful lives and impairment indicators are reviewed at each reporting date.

Technology rights are amortized over a ten-year period being the estimated finite useful life.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price, any costs directly attributable to bringing the asset into working condition for its intended use, the initial estimate of any decommissioning obligation and borrowing costs for qualifying assets.

Computer equipment is recorded at cost less accumulated depreciation and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost less accumulated depreciation and is amortized at 20% declining balance per annum.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment (continued)

Leasehold improvements are recorded at cost less accumulated depreciation and are amortized over the lease term.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date the asset is available for use and capable of operating in the manner intended by management.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of operations and comprehensive loss in the period in which the item is derecognized.

Asset impairment testing

The carrying amounts of intangible assets with a finite life and property and equipment are reviewed for indication of impairment at the end of each reporting period. If such indication exists, the Company estimates the recoverable amount of the assets, which is the higher of its fair value less cost to sell and its value in use. Value in use is estimated as the present value of future cash flows generated by this asset (or group of assets) including eventual disposal. If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized immediately in the statement of operations and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimated recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously. Any such recovery is recognized immediately in the statement of operations and comprehensive loss.

Leases

The Company classifies leases as either operating or finance. Finance leases are those that substantially transfer the benefits and risks of ownership of the asset to the Company as a lessee. The related asset is recognized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the lease payments. The corresponding finance leasing liability is measured at the amortized cost, reduced by lease payments less finance charges, which are expensed as part of finance costs.

All other leases are treated as operating leases. Operating leases are expensed on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred. Any benefit associated with lease inducements is recognized as a reduction in rent expense on a straight-line basis over the term of the lease.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible debentures

Components of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the issue date, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability based on amortized cost until the instrument is converted or the instrument matures. The equity component is determined by deducting the liability component from the total fair value of the compound instrument and is recognized as equity, net of income tax effects, with no subsequent re-measurement.

Income taxes

Income tax expense or recovery recognized in profit or loss is comprised of current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible for tax purposes. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the reporting date.

Deferred tax is recorded using the liability method. Under this method, the Company calculates all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the period-end date. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates that are expected to apply to the year of settlement based on tax rates and laws enacted or substantively enacted at the period-end date.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Share-based payments

The Company issues equity-settled share-based awards to directors, employees and non-employees. Employee and director share-based payments generally vest over 12 to 18 months and have a term to expiry of five years. Awards to non-employees result in compensation expense being recognized over the shorter of the vesting or related service period.

Stock options to employees are measured at their fair value on the date of option grant using the Black-Scholes pricing model. The cost of these options is based on the best available estimate of the number of share options expected to vest and is recognized over the related vesting period in profit or loss with a corresponding credit to contributed surplus. Estimates of forfeitures are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period and no adjustment is made to prior periods if share options ultimately exercised are different to that estimated on vesting. No adjustment is recorded for stock options that expire unexercised. Amounts recognized related to forfeited options are reversed on the forfeiture date provided the underlying options have not vested.

Upon the exercise of stock options, consideration received together with the amount previously recognized in reserves is recorded as an increase to share capital.

Equity unit offerings

The proceeds from the issuance of equity units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and Black-Scholes option pricing model for the shares and warrants, respectively.

Revenue recognition

The Company’s main source of revenue is from license fee agreements. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered in accordance with the terms of the arrangement, fees are fixed and determinable, and collection is reasonably assured.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The unwinding of the discount is recognized as a finance cost.

Financial instruments

Financial assets and financial liabilities are measured initially at fair value plus any transaction costs that are directly attributable to the acquisition of the financial instruments, except for transaction costs related to financial instruments classified as fair value through profit or loss, which are expensed as incurred.

Financial assets and financial liabilities are subsequently measured as described below.

Financial assets

Financial assets are classified into the following categories upon initial recognition:

  loans and receivables;

  financial assets at fair value through profit or loss;

  held to maturity investments; and

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income or loss.

All financial assets, except for those at fair value through profit or loss, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.

Financial liabilities

Other financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held-for-trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Fair value hierarchy

The Company categorizes its fair value measurements according to a three level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1, that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices); and

  Level 3 fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Future changes in accounting policies

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

IAS 27 Separate Financial Statements (2011)

This amended version now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

The standard is applicable to annual periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011).

IAS 28 Investments in Associates and Joint Ventures

This standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes in accounting policies (continued)

IAS 28 Investments in Associates and Joint Ventures (continued)

The standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011).

IFRS 9 Financial Instruments (2009)

This standard introduces new requirements for classifying and measuring financial assets, as follows:

  Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortization cost (the use of fair value is optional in some limited circumstances).

  Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss.

  All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

  The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010).

IFRS 9 Financial Instruments (2010)

A revised version of IFRS 9 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the changes in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss.

This standard applies to annual periods beginning on or after January 1, 2015. This standard supersedes IFRS 9 (2009). However, for annual periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 (2009) instead of applying this standard.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes in accounting policies (continued)

IFRS 10 Consolidated Financial Statements

This standard requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 Consolidation - Special Purpose Entities. The standard identifies the principles of control, determines how to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whenever an entity is controlled through voting rights of investors or through other contractual agreements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

IFRS 11 Joint Arrangements

IFRS 11 was issued and supersedes IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations and then account for those accounts rights and obligations in accordance with that type of joint arrangement.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

IFRS 12 Disclosure of Interests in Other Entities

The standard requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

  Significant judgments and assumptions - such as how control, joint control, significant influence has been determined

  Interests in subsidiaries - including details of the structure of the group, risks associated with structured entities, changes in control and so on

  Interests in joint arrangements and associates - the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes in accounting policies (continued)

IFRS 12 Disclosure of Interests in Other Entities (continued)

  Interests in unconsolidated structured entities - information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities.

IFRS 12 lists specific examples and additional disclosures, which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

Amends IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

The standard is applicable to annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

This standard replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard.

This IFRS defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

  Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date

  Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

  Level 3 - unobservable inputs for the asset or liability.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes in accounting policies (continued)

IFRS 13 Fair Value Measurement (continued)

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

The standard is applicable to annual periods beginning on or after January 1, 2013.

Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 Income Taxes)

This amendment was issued to amend IAS 12 to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally, be through sale.

As a result of the amendments, SIC-21 Income Taxes — Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.

The standard is applicable to annual periods beginning on or after January 1, 2012.

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1 Presentation of Financial Statements)

Amends IAS 1 to revise the way other comprehensive income is presented.

The amendments:

  Preserve the amendments made to IAS 1 in 2007 to require profit or loss and other comprehensive income to be presented together, i.e., either as a single “statement of profit or loss and comprehensive income”, or a separate “statement of profit or loss' and a 'statement of comprehensive income” – rather than requiring a single continuous statement as was proposed in the exposure draft

  Require entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently. i.e., those that might be reclassified and those that will not be reclassified

  Require tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The standard is applicable to annual periods beginning on or after July 1, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes in accounting policies (continued)

Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7 Financial Instruments: Disclosures)

Amends the disclosure requirements in IFRS 7 to require information about all recognized financial instruments that are set-off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The standard is applicable to annual periods beginning on or after January 1, 2013 and interim periods within those periods.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 Financial Instruments: Presentation)

Amends IAS 32 to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

  the meaning of “currently has a legally enforceable right of set-off”

  the application of simultaneous realization and settlement the offsetting of collateral amounts

  the unit of account for applying the offsetting requirements.

The standard is applicable to annual periods beginning on or after January 1, 2014.

Annual Improvements 2009-2011 Cycle

Makes amendments to the following standards:

  IFRS 1 — Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets

  IAS 1 — Clarification of the requirements for comparative information

  IAS 16 — Classification of servicing equipment

  IAS 32 — Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes

  IAS 34 — Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

The standard is applicable to annual periods beginning on or after January 1, 2013

4.	SHORT-TERM INVESTMENTS

Short-term investments at year-end were $NIL and in the prior year consisted of a $500,000 (November 1, 2010 - $Nil) variable rate guaranteed investment certificate bearing interest at prime less 1.95%, which matured on August 24, 2012, and a $60,000 (November 1, 2010 - $60,000) guaranteed investment certificate bearing interest at prime less 2.05%, which matured on August 31, 2012. The $60,000 investment was collateral for a letter of credit, which was issued by the Company for their leased premises. As of August 2012, the Company no longer occupied those leased premises.

5.	PROPERTY AND EQUIPMENT

	Computer		Office		Leasehold
	equipment		furniture		improvements	TOTAL
Cost
Balance, November 1, 2010	$328,865		$88,349		$589,908	$1,007,122
Disposals	(1,218)		-		-	(1,218)
Balance, October 31, 2011	327,647		88,349		589,908	1,005,904
Disposals	(18,775)		(88,349)		(589,908)	(697,032)
Balance, October 31, 2012	$308,872	$	---	$	---	$308,872

Accumulated Depreciation
Balance, November 1, 2010	$222,256		$41,643		$317,755	$581,654
Depreciation	37,373		9,537		117,981	164,891
Disposals	(895)		-		-	(895)
Balance, October 31, 2011	258,734		51,180		435,736	745,650
Depreciation	29,873		3,310		98,318	131,501
Disposals	(17,179)		(54,490)		(534,054)	(605,723)
Balance, October 31, 2012	$271,428	$	---	$	---	$271,428

Net Carrying Amount
November 1, 2010	$106,609		$46,706		$272,153	$425,468
October 31, 2011	$68,913		$37,169		$154,172	$260,254
October 31, 2012	$37,444	$	---	$	---	$37,444

6.	TECHNOLOGY RIGHTS

During the year ended October 31, 2010, the Company purchased all rights to the algorithm and codes for software for $600,000.

Cost
Balance, November 1, 2010, October 31, 2011 and October 31, 2012	$600,000

Accumulated Amortization
Balance, November 1, 2010	$-
Amortization	60,000
Balance, October 31, 2011	60,000
Amortization	60,000
Balance, October 31, 2012	$120,000

Net Carrying Amount
November 1, 2010	$600,000
October 31, 2011	$540,000
October 31, 2012	$480,000

7.	CONVERTIBLE DEBENTURES

The Company held the following convertible debentures as at:

	October	October	November 1,
	31, 2012	31, 2011	2010
Convertible debenture #1	$259,977	$289,499	$283,509
Convertible debenture #2	214,997	-	-
	$474,974	$289,499	$283,509

Convertible debenture #1

On August 27, 2010, the Company raised $294,000 through the issuance of convertible debentures. The convertible debentures bear interest at 12% per annum and are convertible into units of the Company at a price of $0.15 on or before August 26, 2012. The agreement states that the maturity date can be reduced to 12 months at the option of the holder. Each unit consists of one common share and one share purchase warrant that is exercisable at a price of $0.30 for up to six months from the date of conversion. The debentures have an early conversion right whereby if the average trading price per share is greater than or equal to $0.40 for a period of 20 consecutive trading days, the Company shall have the right to convert the debentures at the conversion price at any time prior to the maturity date.

7.	CONVERTIBLE DEBENTURES (continued)

Convertible debenture #1 (continued)

On July 23, 2013, the convertible debentures were modified (the “modified debentures”) to extend the maturity date from August 26, 2012 to August 26, 2014, the conversion price was amended from $0.15 to $0.10 per unit and the exercise price of the warrant was amended from $0.30 to $0.15 per warrant. The debentures continue to bear interest at 12% per annum with interest due annually. The change in the fair value of the modified debentures was determined to be $36,814 by discounting the difference between the remaining future contractual cash flows under the original terms and the future contractual cash flows of the modified debentures. As a result of the modification, the value of the conversion option changed by $37,349, which was allocated to equity upon modification. The difference between the decrease in the carrying value of the debt and the increase in the equity component of $535 was recognized in the statement of operations and comprehensive loss as a loss on modification of convertible debentures.

The debentures have been bifurcated into the liability and equity components as follows:

Face value of convertible debentures	$294,000
Portion of convertible debentures allocated to equity	(11,564)

Portion of convertible debentures allocated to liability	282,436
Accretion interest expense	1,073

Balance, November 1, 2010	283,509
Accretion interest expense	5,990

Balance, October 31, 2011	289,499
Accretion interest expense	7,292
Portion of convertible debentures allocated to equity on modification	(37,349)
Loss on modification of convertible debentures	535

Balance, October 31, 2012	$259,977

7.	CONVERTIBLE DEBENTURES (CONTINUED)

Convertible debenture #2

On August 1, 2012, the Company raised $250,000 through the issuance of convertible debentures. The convertible debentures bear interest at 10% per annum with interest due annually and are convertible into units of the Company at a deemed price of $0.10 per unit on or before August 1, 2014. Each unit consists of one common share and one-half of one share purchase warrant that is exercisable at a price of $0.10 for up to six months from the date of conversion.

The Company has allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on an interest rate of 20%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature.

The debentures have been bifurcated into the liability and equity components as follows:

Face value of convertible debentures	$250,000
Portion of convertible debentures allocated to equity	(38,194)

Portion of convertible debentures allocated to liability	211,806
Accretion interest expense	3,191

Balance, October 31, 2012	$214,997

8.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares without par value

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

8.	SHARE CAPITAL (Continued)

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

Stock options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company. These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded. The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 6% of the outstanding common shares. The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares. The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favorable terms than one-third of the total number of options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant. Options expire no later than the tenth anniversary of the date of grant or as determined by the Committee. All rights to purchase shares pursuant to the plan terminate: (i) if the optionee shall no longer be a director or officer of, be in the employ of, or be providing ongoing management or consulting services to the Company at a certain date (the “Cessation Date”) the option shall terminate on the earlier of the expiry date of the option and a reasonable period (the “Cancellation Period”) following the Cessation Date where the Cancellation Period shall be at the discretion of the Committee on a case-by-case basis of an optionee ceasing to be a director, officer, employee or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

The following table summarizes the activity of stock options as follows:

	2012		2011
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	19,086,666	$0.18	11,390,000	$0.29
Granted	4,000,000	$0.10	12,940,000	$0.13
Forfeited	---		(1,188,331)	$0.18
Expired/cancelled	(4,921,666)	$0.26	(4,055,003)	$0.34
Outstanding at end of year	18,165,000	$0.14	19,086,666	$0.18
Exercisable at end of year	14,251,667	$0.15	10,276,667	$0.21

8.	SHARE CAPITAL (Continued)

Stock options (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2012:

Exercise	Number	Number	Expiry
Price ($)	Outstanding	Exercisable	Date
0.37	345,000	345,000	January 28, 2013	(*)
0.36	125,000	125,000	November 7, 2013
0.305	50,000	50,000	January 26, 2014
0.33	565,000	565,000	March 6, 2014
			November 13,
0.25	700,000	700,000	2014
0.17	740,000	740,000	March 3, 2015
0.17	100,000	100,000	May 28, 2015
0.10	50,000	50,000	October 15, 2015
0.11	1,930,000	1,930,000	November 3, 2015
			November 16,
0.13	300,000	300,000	2015
			November 24,
0.14	3,770,000	3,770,000	2015
0.13	500,000	166,667	December 3, 2015
			December 22,
0.13	200,000	200,000	2015
0.10	2,000,000	2,000,000	March 15, 2016
0.10	50,000	50,000	March 31, 2016
0.10	1,100,000	733,334	June 1, 2016
			September 20,
0.15	140,000	93,333	2016
0.14	1,500,000	1,000,000	October 12, 2016
0.10	4,000,000	1,333,333	August 27, 2017

	18,165,000	14,251,667

(*) Options exercised unexercised.

The weighted average remaining contractual life of stock options outstanding at October 31, 2012 is 2.8 years.

8.	SHARE CAPITAL (Continued)

Stock options (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2011:

Exercise	Number	Number	Expiry
Price ($)	Outstanding	Exercisable	Date
0.30	1,285,000	1,285,000	January 8, 2012
0.50	50,000	50,000	August 15, 2012
0.37	520,000	520,000	January 28, 2013
0.50	60,000	60,000	February 4, 2013
0.335	150,000	150,000	July 8, 2013
0.30	900,000	900,000	August 12, 2013
0.16	1,400,000	350,000	October 4, 2013
0.36	175,000	175,000	November 7, 2013
0.305	50,000	50,000	January 26, 2014
0.33	830,000	830,000	March 6, 2014
0.25	1,000,000	1,000,000	November 13, 2014
0.17	1,010,000	1,010,000	March 3, 2015
0.17	100,000	66,666	May 28, 2015
0.10	50,000	50,000	October 15, 2015
0.11	1,930,000	643,333	November 3, 2015
0.13	300,000	200,000	November 16, 2015
0.14	3,770,000	1,256,666	November 24, 2015
0.13	500,000	---	December 3, 2015
0.13	200,000	66,667	December 22, 2015
0.10	2,000,000	666,668	March 15, 2016
0.10	50,000	16,666	March 31, 2016
0.10	1,116,666	383,334	June 1, 2016
0.15	140,000	46,667	September 20, 2016
0.14	1,500,000	500,000	October 12, 2016

	19,086,666	10,276,667

The weighted average remaining contractual life of stock options outstanding at October 31, 2011 is 3.3 years.

8.	SHARE CAPITAL (Continued)

Stock options (continued)

The Company uses the Black-Scholes option pricing model to value the options and warrants included in the units of the private placements at each grant date using the following weighted-average assumptions:

	Options		Warrants
	2012	2011	2012	2011
Weighted-average grant date fair value per share option or warrant	0.008	0.10	N/A	0.02
Expected dividend rate	-	0%	N/A	0%
Expected volatility	110%	109%	N/A	90%
Risk-free interest rate	1.39%	2.05%	N/A	1.48%
Expected life of options or warrants	5 yrs.	5 yrs.	N/A	2 yrs.

A forfeiture rate of 0% to 15% was used for specific option grants as determined on an individual grant basis by management. The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes the activity of warrants:

		2012	2011
	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
Outstanding at beginning of year	55,675,875	$0.33	34,650,834	$0.35
Issued	-	-	24,594,625	$0.32
Expired/cancelled	(28,303,250)	$0.31	(3,569,584)	$0.53
Outstanding at end of year	27,372,625	$0.34	55,675,875	$0.33

The following table summarizes information on warrants outstanding and exercisable at October 31, 2012:

	Number
Exercise Price	Outstanding	Expiry Date

$ 0.50	2,778,000	October 15, 2013
$ 0.30	5,110,625	December 3, 2012	(*)
$ 0.33	19,484,000	June 10, 2013
	27,372,625

(*) Warrants expired unexercised.

8.	SHARE CAPITAL (Continued)

Warrants (continued)

The following table summarizes information on warrants outstanding and exercisable at October 31, 2011:

	Number
Exercise Price	Outstanding	Expiry Date

$ 0.40	1,017,500	July 29, 2012
$ 0.40	2,500,000	August 19, 2012
$ 0.50	2,778,000	October 15, 2013	(*)
$ 0.30	4,511,250	May 27, 2012
$ 0.30	19,824,500	October 12, 2012
$ 0.30	450,000	October 20, 2012
$ 0.30	5,110,625	December 3, 2012
$ 0.33	19,484,000	June 10, 2013
	55,675,875

(*) During the year ended October 31, 2011, the Company extended the expiry date of the warrants. The extension resulted in an additional fair value of $74,467 and was recorded as an increase to warrants and an increase in deficit.

9.	RELATED PARTY TRANSACTIONS

Key management includes directors and officers of the Company. During the years ended October 31, 2012 and 2011, the Company entered into the following transactions with key management personnel:

	2012	2011
Short-term benefits	$332,875	$534,024
Share-based payments	251,768	547,809
	$584,643	$1,081,833

Included in accounts payable and accrued liabilities is $4,998 (October 31, 2011 - $1,554; November 1, 2010 - $26,614) payable to directors of the Company and companies controlled by directors.

10.	INCOME TAXES

The reconciliation of income tax at Canadian statutory rates of 25.25% (2011 - 26.75%) with the reported taxes is as follows for the years ended October 31:

		2012		2011
Net loss for the year		$(2,269,669)		$(3,040,712)
Statutory income tax rate		25.25%		26.75%
Expected income tax recovery		(573,000)		(813,400)
Change due to foreign tax rates		(89,900)		(15,700)
Permanent differences		94,100		184,400
Change in timing differences		159,400		(2,900)
Change resulting from tax rate change		1,500		(101,900)
Unused tax losses and tax offsets not recognized		407,900		749,500
	$	---	$	---

The applicable tax rate to be expected is 25% (2011 - 25%) for Canada and 35% (2011 - 35%) for the United States.

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2012	2011
Non-capital loss carry-forwards	$16,758,000	$15,035,000
Share issue costs	367,000	442,000
Net capital loss carry-forwards	4,000	4,000
Tax value over book value of leasehold inducements	-	53,000
Tax value over book value of equipment	103,000	558,000
Tax value over book value of technology rights	120,000	60,000

	$17,352,000	$16,152,000

10.	INCOME TAXES (Continued)

The Company has capital losses of $7,686 for Canadian income tax purposes, which can be carried forward indefinitely, and non-capital losses that may be carried forward to apply against future years’ income as follows:

		Loss carry-
		forwards in	Loss carry-
		the United	forwards
		States	in Canada	Total

2014	$	---	$458,893	$458,893
2015		---	1,353,827	1,353,827
2026		173,617	1,513,489	1,687,106
2027		318,554	1,963,302	2,281,856
2028		668,114	1,905,868	2,573,982
2029		335,681	1,866,457	2,202,138
2030		831,308	1,484,009	2,315,317
2031		1,394,187	764,527	2,158,714
2032		1,142,913	583,213	1,726,126

		$4,864,374	$11,893,585	$16,757,959

11.	COMMITMENTS

The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total

2013	$44,576
2014	45,787
2015	51,688
2016	8,784
$150,835

12.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company has classified its financial instruments as follows:

  Cash is classified as financial assets at fair value through profit or loss;

  Short-term investments are classified as held-to-maturity investments; and

  Accounts payable, loans and advances, and the debt component of the convertible debentures are classified as other financial liabilities.

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance. The Company’s exposure to and management of credit risk, market risk and liquidity risk related to financial instruments below have not changed for the 2012 fiscal year.

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

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	October	October	November 1,
	31, 2012	31, 2011	2010
Cash	$30,178	$511,761	$209,736
Short-term investments	---	561,002	60,000

	$30,178	$1,072,76	$269,736

12.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market Risk

	(i)	Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States. A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates. As at October 31, 2012, the Company is exposed to currency risk through its cash denominated in US dollars amounting to US $22,988 and its accounts payable denominated in US dollars amounting to US $26,108. Based on the balances at October 31, 2012, net loss and comprehensive loss would increase or decrease approximately $200 given a 5% increase or decrease in the foreign exchange rate.

	(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates. It is management’s opinion the Company is not exposed to any significant interest rate risk.

(d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available. The Company expects to generate sufficient cash through the issuance of shares or related party loans. As at October 31, 2012, the Company had accounts payable and accrued liabilities of $108,913 (October 31, 2011 - $83,571; November 1, 2010 - $187,971). The convertible debentures totaling $474,974 are due within two years.

13.	SEGMENTED INFORMATION

The Company operates in one industry, the software development industry, and in two geographical segments, Canada and the United States. The significant asset categories identifiable within these geographical areas are as follows:

	October 31, 2012				October 31, 2011			November 1, 2010
		United			United			United
	Canada	States	Total	Canada	States	Total	Canada	States	Total
Property and equipment	$35,765	$1,679	$37,444	$257,856	$2,398	$260,254	$422,041	$3,427	$425,468
Technology rights	480,000	---	480,000	540,000	---	540,000	600,000	---	600,000
Other assets	574	7,877	8,451	574	7,815	8,389	24,074	---	24,074

	$516,339	$9,556	$525,895	$798,430	$10,213	$808,643	$1,046,115	$3,427	$1,049,542

14.	ACCRUED LIABILITIES

The Company’s accrued liabilities (included in accounts payable and accrued liabilities) include the following amounts:

		October 31,		October 31,	November 1,
		2012		2011	2010
Due to employees	$	---	$	---	$12,699
Due to taxation authorities		---		---	8,606
Others		61,241		60,667	57,248
		$61,241		$60,667	$78,553

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its convertible debentures and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets. Since inception, the Company has financed its liquidity needs through private placements.

In order to maximize ongoing research and development of its software, the Company does not pay dividends.

The Company is not subject to any externally imposed capital requirements.

16.	FIRST-TIME ADOPTION OF IFRS

The Company’s IFRS accounting policies presented in Note 3 have been applied in preparing the consolidated financial statements for the year ended October 31, 2012, the comparative information presented in these consolidated financial statements for the year ended October 31, 2011 and the preparation of an opening IFRS consolidated statement of financial position at November 1, 2010 (the Company’s date of transition).

Upon transition, IFRS 1 permits certain exemptions from full retrospective application. The Company has applied the mandatory exception and certain optional exemptions. The exception and exemptions adopted by the Company are set out below.

Mandatory exception adopted by the Company

Use of estimates

Hindsight was not used to create or revise estimates. The Company has used estimates under IFRS that are consistent with those applied under previous Canadian GAAP.

Optional exemptions adopted by the Company

Leases

The Company has elected to determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date. The Company’s determination of whether an arrangement contains a lease under IFRS is consistent with previous Canadian GAAP.

Business combinations

The Company has elected not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.

Share-based payments

The Company has elected not to apply IFRS 2 Share-based Payment to equity instruments granted to employees and non-employees that vested on or before the date of transition.

16.	FIRST-TIME ADOPTION OF IFRS (Continued)

The November 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		November 1, 2010
			Effect of
		Previous	transition to
		GAAP	IFRS	IFRS
ASSETS
CURRENT
Cash		$209,736	$-	$209,736
Short-term investment		60,000	-	60,000
Other receivables		10,088	-	10,088
Prepaid expenses and deposits		37,727	-	37,727
		317,551	-	317,551
Deposit		24,074	-	24,074
Property and equipment		425,468	-	425,468
Technology rights	(a)	398,000	202,000	600,000

		$1,165,093	$202,000	$1,367,093

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		$187,971	$-	$187,971
Loans and advances		2,111	-	2,111
		190,082	-	190,082
Deferred lease inducements		76,574	-	76,574
Convertible debentures		283,509	-	283,509

		550,165	-	550,165

SHAREHOLDERS’ EQUITY
Share capital		15,845,77	-	15,845,770
		0
Reserve for warrants		1,901,217	-	1,901,217
Reserve for share-based payments	(b)	2,899,907	9,565	2,909,472
Convertible debenture – equity component		11,564	-	11,564
Deficit		(20,043,5	192,435	(19,851,09
		30)		5)
		614,928	202,000	816,928

		$1,165,093	$202,000	$1,367,093

16.	FIRST-TIME ADOPTION OF IFRS (Continued)

The October 31, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

			October 31, 2011
			Effect of
		Previous	transition to
		GAAP	IFRS	IFRS
ASSETS
CURRENT
Cash		$511,761	$-	$511,761
Short-term investments		561,002	-	561,002
Other receivables		6,749	-	6,749
Prepaid expenses and deposits		52,274	-	52,274
		1,131,786	-	1,131,786
Deposit		8,389	-	8,389
Property and equipment		260,254	-	260,254
Technology rights	(a)	358,200	181,800	540,000

		$1,758,629	$181,800	$1,940,429

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		$83,571	$-	$83,571
Deferred lease inducements		53,594	-	53,594
Convertible debentures		289,499	-	289,499
		426,664	-	426,664

SHAREHOLDERS’ EQUITY
		18,234,00
Share capital		1	-	18,234,001
Reserve for warrants		2,413,884	-	2,413,884
Reserve for share-based payments	(b)	3,746,747	73,843	3,820,590
Convertible debentures – equity component		11,564	-	11,564
		(23,074,2		(22,966,27
Deficit		31)	107,957	4)
		1,331,965	181,800	1,513,765

		$1,758,629	$181,800	$1,940,429

(a) Technology Rights

Under previous Canadian GAAP, transactions with related parties not in the normal course of business where the amount of exchange is not supported by independent evidence are measured at the carrying value to the related party, which was $398,000 for the technology rights.

Under IFRS, transactions with a related party are measured at fair value, which for the acquisition of technology rights as at November 1, 2010, was the cash amount paid of $600,000.

This increase to technology rights resulted in increased depreciation of technology rights of $20,200 for the year ended October 31, 2011.

16.	FIRST-TIME ADOPTION OF IFRS (Continued)

(b) Share-based Payments

The Company previously recognized forfeitures as they occurred; however, under IFRS the application of an estimated forfeiture rate for stock option grants is required.

IFRS 2, similar to previous Canadian GAAP, requires the Company to measure share-based payment transactions related to share options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based payments be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by an employee. This definition of an employee is broader than that previously applied by the Company under Canadian GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

A forfeiture rate of 0% to 15% was introduced into the calculations for specific option grants as determined on an individual grant basis by management. Additionally, numerous individuals considered consultants under GAAP meet the definition of employees under IFRS. The Company has now applied graded vesting to all options that had not fully vested by October 31, 2011. These changes resulted in an increase to share-based compensation expense of $64,728 for the year ended October 31, 2011.

The Canadian GAAP consolidated statement of operations and comprehensive loss for the year ended October 31, 2011 has been reconciled to IFRS as follows:

	Year ended October 31, 2011
		Effect of
	Previous	Transition
	GAAP	to IFRS	IFRS
EXPENSES
Research and development	$634,965	$-	$634,965
General and administrative	1,198,016	-	1,198,016
Share-based payments
(b)	846,840	64,278	911,118
Depreciation of property and equipment	164,891	-	164,891
Depreciation of technology rights
(a)	39,800	20,200	60,000
Bank charges and interest, net	46,972	-	46,972
Loss on foreign exchange	24,750	-	24,750
Net loss and comprehensive loss for the year	$(2,956,234)	$(84,478)	$(3,040,712)

There were no significant changes to the presentation of cash flows as reported under GAAP to IFRS.

17.	EVENT SUBSEQUENT TO THE REPORTING PERIOD

On November 19, 2012, the Company closed a non-brokered private placement of units for gross proceeds of $500,000. The Company issued 50,000,000 units at a purchase price of $0.01 per unit. Each unit consists of one common share and one common share purchase warrant of the Company. Each warrant entitles the holder to purchase one common share at a purchase price of $0.05 for the first year following the closing date and $0.10 for the second year following the closing date.

As at October 31, 2012, proceeds of $296,000 were received by the Company and were recorded as subscriptions received in advance.

ITEM 19:	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Articles of Incorporation of KBK No. 24 Ventures Ltd.
1.2*	Certificate of Change of Name of KBK No. 24 Ventures Ltd. to Titan Trading Analytics Inc.
1.3***	Articles of Continuance – Alberta Business Corporations Act
4.1*	Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, Titan Trading Analytics Inc. and TTN Escrow Capital Corp.
8.1****	List of Subsidiaries
12.1	Section 302 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Section 906 Certification - Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to our registration statement on Form 20-F filed with the SEC on June 30, 1999.
***	Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 17, 2005.
****	Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 12, 2006.
*****	Incorporated by reference to our registration statement on Form 20-F filed with the SEC on May 1, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TITAN TRADING ANALYTICS INC.
Dated: February 27, 2013

By: /s/ Kenneth Powell
       Kenneth Powell, Interim CEO, CFO